Exhibit 99.6

M E D I O B A N C A

Annual Accounts and Report

as at 30 June 2024

M E D I O B A N C A

LIMITED COMPANY

SHARE CAPITAL €444,515,142.5

HEAD OFFICE: PIAZZETTA ENRICO CUCCIA 1, MILAN, ITALY

REGISTERED AS A BANK.

PARENT COMPANY OF THE MEDIOBANCA BANKING GROUP.

REGISTERED AS A BANKING GROUP

Financial Statements

Mediobanca Group

30 June 2024

Mediobanca S.p.A.

Registered Office: Piazzetta Enrico Cuccia, 1 - Milan, Italy

Tel. +39 02 88291 – Fax +39 02 8829.550

Enrolled in the Bank of Italy Register of Banks as No. 4753

Parent Company of Mediobanca Banking Group

Enrolled in the Register of Banking Groups with ABI code No. 10631.0

http://www.mediobanca.com;

Tax identification number and Milan-Monza-Brianza-Lodi Companies’

Register Enrolment No. 00714490158

VAT No. 10536040966

Fully paid-up share capital: €444,515,142.5

Member of the Interbank Deposit Guarantee Fund and the National Guarantee

Fund Ordinary shares listed on MTA Market

This document, in PDF format, does not constitute the fulfilment of the obligations laid down in Directive 2004/109/EC (“Transparency Directive”) and in Delegated Regulation (EU) 2019/815 (“ESEF Regulation” – European Single Electronic Format) for which a special XHTML format has been developed.

www.mediobanca.com

translation from the Italian original which remains the definitive version

BOARD OF DIRECTORS

		Term
		of office

Renato Pagliaro	Chairman	2026
Sabrina Pucci	Deputy Chairman	2026
Vittorio Pignatti Morano	Deputy Chairman	2026
Alberto Nagel	Chief Executive Officer	2026
Francesco Saverio Vinci	General Manager	2026
Mana Abedi	Director	2026
Virginie Banet	Director	2026
Laura Cioli	Director	2026
Angela Gamba	Director And Lead Independent Director	2026
Marco Giorgino	Director	2026
Valérie Hortefeux	Director	2026
Maximo Ibarra	Director	2026
Sandro Panizza	Director	2026
Laura Penna	Director	2026
Angel Vilà Boix	Director	2026

STATUTORY AUDIT COMMITTEE

Mario Matteo Busso	Chairman	2026
Elena Pagnoni	Standing Auditor	2026
Ambrogio Virgilio	Standing Auditor	2026
Angelo Rocco Bonissoni	Alternate Auditor	2026
Anna Rita de Mauro	Alternate Auditor	2026
Vieri Chimenti	Alternate Auditor	2026

* * *

Massimo Bertolini	Secretary of the Board of Directors
Emanuele Flappini	Head of Company Financial Reporting

Company officers | 3

CONTENTS

Consolidated accounts
Review of the Mediobanca Group’s operations as at 30 June 2024	9
Declaration by Financial Reporting Officer	84
External auditors’ report	86
Consolidated financial statements	97
Notes to the accounts	106
Part A - Accounting policies	109
Part B - Notes to the consolidated balance sheet	166
Part C - Notes to the consolidated income statement	227
Part D - Consolidated comprehensive income	247
Part E - Information on risks and related hedging policies	248
Part F - Information on consolidated capital	351
Part G - Combinations involving Group companies or business units	358
Part H - Related-party transactions	360
Part I - Share-based payment schemes	362
Part L - Segment reporting	366
Part M - Disclosure on leasing	373

* * *

4 | Consolidated financial statements as at 30 June 2024

Accounts of the Bank
Review of the Bank’s operations as at 30 June 2024	378
Declaration by Financial Reporting Officer	399
External auditors’ report	401
Individual financial statements	411
Notes to the accounts	420
Part A - Accounting policies	423
Part B - Notes to the balance sheet	474
Part C - Notes to the income statement	515
Part D - Comprehensive income	530
Part E - Information on risks and related hedging policies	531
Part F - Information on capital	612
Part G - Combinations involving Group companies or business units	619
Part H - Related-party disclosure	620
Part I - Share-based payment schemes	623
Part M - Disclosure on leasing	627

Contents | 5

Annexes
Consolidated Financial Statements	632
Parent Company’s Individual Financial Statements	639
A - Breakdown, pursuant to Article 10 of Law No. 72 of 19 March 1983, of assets held by the Group for which revaluations were made	642
B - Balance sheets and income statements of investments in Group undertakings (including indirect investments)	643
C - Associated undertakings: balance sheets and income statements (as required under Article 2359 of the Italian Civil Code)	684
D - Fees paid for auditing and sundry other services	687

* * *

Other documents

Glossary	698

6 | Consolidated financial statements as at 30 June 2024

CONSOLIDATED

ACCOUNTS

MEDIOBANCA GROUP REVIEW

OF OPERATIONS

AS AT 30 JUNE 2024

REVIEW OF OPERATIONS

The Mediobanca Group delivered a net profit of €1,273.4m in the twelve months ended 30 June 2024, an increase of 24.1%, laying solid foundations for delivering on the objectives contained in the 2023-26 Strategic Plan “One Brand-One Culture” (EPS in particular rose to 1.53, up 27% YoY). The increase in revenues, which were up 9.2%, to €3,606.8m, was driven by growth in fee income (up 11.5%, to €939.4m) and net interest income (up 10.2%, to €1,984.8m). The cost/income ratio was under control at 42.8%, and the cost of risk low, at 48 bps (down 4 bps YoY), both of which helped to consolidate the gross operating profit at a total of €1,812.5m (up 11.9% YoY; up 13% QoQ), with all earnings indicators increasing accordingly (ROTE 13.9%, RORWA 2.7%)(*).

The widespread improvement was delivered on the back of a strong commercial performance: results in Wealth Management were boosted by strong flows in terms of NNM (€8.4bn), virtually all of which in AUM/AUA, which increased from €59.8bn to €71.5bn,(1) helped by the strong inflows in 2H in particular which totalled €4.5bn (€1.5bn of which were AUM); deposits were basically flat, with the conversions to AUM being offset by healthy flows from liquidity events totalling approx. €1bn (from thirty deals), plus a promotional campaign which in 4Q generated over €1.5bn in new deposits. In Investment Banking, a trend towards growing activity levels consolidated in 4Q, with numerous deals in sectors considered to be strategic (such as Digital, Energy Transition and Mid Corporate) being closed, generating strong flows in terms of fee income (approx. €100m). Growth in Consumer Finance was again solid in terms of volumes (new loans totalled €8.4bn, €3bn of which direct personal loans), and the loan book’s profitability also improved (the ROA increased to 8.36%). Funding activity also saw record volumes of issuance which totalled €8.2bn (with the cost of funding falling to 129 bps).

In view of the above results, the Board of Directors has approved a resolution to submit the following proposal to shareholders at the next Annual General Meeting:

–	Distribution of the balance on the dividend for the year, of €0.56 per share, following the €0.51 per share interim dividend paid in May 2024, taking

(*)	To facilitate understanding of the earnings and asset trends, the same Key Performance Indicators (or KPIs) used to guide the management team in the decision-making process have been used in this document. These are Alternative Performance Measures (APMs), which are in addition to those required as part of the IFRS. Further details are provided in the Annexes (Lists of Restatements) and the Glossary.
(1)	Including market and other effects totalling €3.2bn.

Review of operations Mediobanca Group | 9

annual DPS to €1.07, and so corresponding to a payout ratio of 70% (and an annual increase of 25.9%);

–	Launch of a second share buyback and cancellation scheme(2) worth a total of approx. €385m (involving some 26 million shares, equal to around 3% of the company’s share capital); the scheme approved last year (when 17 million shares were bought back, for a total outlay of €198m), was completed when the shares thus acquired were cancelled in June 2024.

Consolidated revenues climbed from €3,303.4m to €3,606.8m (up 9.2% YoY), with €978.6m added in 4Q alone (up 9% QoQ). The main income items performed as follows:

–	Net interest income totalled €1,984.8m (up 10.2% YoY) with the trend stable across the four quarters (4Q: €492.4m), bearing out the Group’s capability to adapt to market conditions by changing its product, volumes and pricing mixes. The factors driving growth in net interest income were: loans and advances remaining stable at approx. €52bn; a strong increase in profitability (up 162 bps, from 4.26% to 5.88%), in Consumer Finance in particular (8.36%, vs 7.48% last year); the increase in the banking book securities portfolio, in terms of both volumes and yield (up €550m and up 114 bps respectively); and the improved contributions from the trading desks (proprietary trading and Markets Division); meanwhile, the cost of funding, although higher (up 106 bps), remained lower than the ROA (by approx. 56 bps). The trend in yields also drove increases in the margin from Treasury operations (up from €98.1m to €146.9m) and those of the other divisions: Consumer Finance reported NII of €1,043.9m (up 6% YoY), Wealth Management of €425m (up 17.6% YoY), and CIB of €307m (up 6.6% YoY); the fourth-quarter trend was stable;

–	Net fee and commission income totalled €939.4m, up 11.5% on last year, following a strong recovery in 4Q (up 17.3% QoQ), driven by an impressive performance in CIB in particular (fees of €135.8m). Breaking down the total by area of activity, fees earned from Wealth Management services(3) rose to €443m (up 9% YoY; up 6% QoQ); lending fees(4) were up 4% to €256m (with a slight, 5% reduction in 4Q); and fees from investment banking and corporate services(5) increased from €202m to

(2)	Share buyback scheme subject to authorization by the European Central Bank.
(3)	Wealth Management services: includes management and upfront fees.
(4)	Lending services: includes fees earned from DCM, corporate lending, factoring and leasing operations.
(5)	Investment banking and corporate services: includes Corporate Finance, ECM, and NPL management.

10 | Consolidated financial statements as at 30 June 2024

€269m, reflecting the recovery in Italy in 4Q (€60m, more than double the total reported in the first 9M). At the divisional level, Wealth Management continued on its path towards growth, posting fee income of €489.4m, up 8.9% YoY, up 2.6% QoQ), with a stable increase in management fees (€344m, up 4% YoY and up 3% QoQ) and in upfront fees (€97m, up 25% YoY; up 8% QoQ), with banking and performance fees both soaring, the former up 10% YoY to €104.6m and the latter up 75% YoY to €14.8m, in 1H especially; fees earned by the Corporate and Investment Banking Division, as already mentioned, rose by 24.6% YoY to €360.6m, with a growing international component (approx. €140m, €66.9m of which attributable to the consolidation of Arma Partners); while the Consumer Finance Division posted fees of €145.1m (up 5.7% YoY), with a reduction in 4Q due to the higher commercial rappel fees;

–	Net treasury income totalled €172.2m (down 16.3% YoY), with €38.6m contributed in 4Q, slightly lower than in the previous quarters; the gap compared to last year (€205.7m) is concentrated in proprietary trading (down 69%, from €62.1m to €19.4m, €5.3m of which in 4Q), in part offset by the healthy contribution it made to net interest income; banking book management confirmed last year’s performance, generating income of €39.1m (€42.7m), on gains of approx. €10m in banking book securities where the HTC&S portfolio instruments recovered. Markets activity with clients improved by 4%, from €72.7m to €75.6m, €12m of which in 4Q, with a good recovery posted by the fixed-income segment (revenues up from €16.1m to €26.2m), despite income from coupons being accounted for as net interest income), the majority of which was offset by the reduction in profits from the equity segment, which declined from €55.5m to €46.7m (but recovered in 4Q: up €20.8m). Dividends and other income from Principal Investing rose from €16m to €26.6m, €14.6m of which in 4Q as a result of certain non-recurring items being collected;

–	The contribution from Assicurazioni Generali, which is equity-accounted, totalled €503m, much higher than last year (€442.8m) due to the growth reported in all business segments, despite the higher claims for damages due to catastrophic events; the investee company’s results were also boosted by non-recurring gains on the disposals of TUA Assicurazioni and Generali Deutschland Pensionskasse, plus financial effects linked to the introduction of the new IFRS 17 and IFRS 9, the application of which reduced the volatility of net equity; while the other investments in associates as defined by IAS 28 contributed €7.4m (vs €11m last year).

Review of operations Mediobanca Group | 11

Operating costs totalled €1,542.2m (up 9.1% YoY, up 7.6% QoQ), with labour costs accounting for €804.5m (up 10.5% YoY, up 6.3% QoQ) and administrative expenses for €737.7m (up 7.7% YoY, up 9.1% QoQ). The strong growth in headcount, with 216 staff recruited (FTEs up from 5,227 to 5,443), plus the effects of the national collective contract renewal, are reflected in the higher fixed remuneration component (up 12% YoY), compounded by an increase in the variable component (up 8% YoY), reflecting, in Corporate and Investment Banking in particular (up 15% YoY), the recovery in activity levels. The trend in administrative expenses, as in 3Q before, is attributable to IT spending (up 10.8%, from €276m to €306m), including a strong project component (up 25%, to €68m) linked to initiatives both at Group level (technology resilience plan, migration to cloud-based solutions, development of ESG platform) and the individual divisions (WM: mobile collaboration, digitalized reporting, enhancement of core systems; CF: Pagolight platforms, customer experience improvement, multi-channel approach; CIB: BTP specialist platform). There were also increases in travel and entertainment expenses, and in marketing costs (up 8%), in Wealth Management particularly (up 18%) in support of the CheBanca! rebranding. At the individual divisional level: total costs in Wealth Management amounted to €613.5m (up 10.5% YoY; up 1.1% QoQ); in Corporate and Investment Banking to €379.9m (up 16.1% YoY; up 19.4% QoQ), with Arma Partners contributing €25.5m (up 9% YoY like-for-like, i.e. net of Arma Partners); in Consumer Finance to €369.5m (up 6.4% YoY; stable QoQ); the Holding Functions’ performance, meanwhile, reflects the disposal of Revalea, with costs totalling €192.3m (up 11% YoY without Revalea).

Loan loss provisions decreased by 6.7% to €252.1m, entailing a cost of risk of 48 bps (down 4 bps YoY). Corporate and Investment Banking posted net writebacks of €10.6m, compared with €32.3m in writedowns last year. The higher provisioning in Consumer Finance (up from €203.9m to €249.7m) reflects both a modest increase in default and non-payment rates (which are now effectively realigned to pre-Covid levels), plus the growth in direct personal loans, which have higher profitability and cost of risk; against this backdrop, the CoR rose from 145 bps to 168 bps. The Holding Functions’ contribution (which, since Revalea was sold, consists of leasing operations only) decreased to €5.6m, while provisioning in Wealth Management totalled €7.4m, €6.7m of which in mortgage lending. The stock of overlays totalled €221.6m (30/6/23: €268m), with the uses made during the twelve months reflecting the fine-tuning of the ECL risk parameters in Consumer Finance, plus the reduced impact of inflation in the Corporate model.

12 | Consolidated financial statements as at 30 June 2024

Net provisions for banking book securities and other financial assets totalled €3.4m, plus upward adjustments to reflect the Fair Value of holdings in investment funds included in the banking book, which totalled €17.3m.

The bottom-line result was also impacted by non-recurring other losses totalling €90.2m (€185.8m) due to:

–	€50.7m in payments to the resolution funds, most of which regarded the ordinary contribution (€23.9m), and the early booking of the final payment due under the Deposit Guarantee Scheme (€24.2m, paid on 2 July 2024).

–	€31.7m in impairment charges for the RAM AI brand, to reflect its Fair Value which has been measured at €12m, using only the budget figures for FY 2024-25 (in view of the recent years’ performances);

–	€6.8m in accelerated amortization charges for software, following the revision of its useful life;

–	€1m as the net effect of adjustment of the Messier & Associés brand to its initial recognition value in the individual accounts (resulting in a charge of €10.2m being taken) mostly offset by the writebacks credited as a result of the PPA process being completed (release of upfront share and payment of the deferred share), the valuation effects for the provision for risks and charges, and the liabilities due in respect of the put-and-call agreements.

* * *

On the balance-sheet side, total assets rose from €91.6bn to €99.2bn, mostly due to the increase in treasury management activity matched by short-term liabilities, with the main items reflecting the following trends:

–	Customer loans were stable at €52.4bn, with a positive trend in Consumer Finance (up 5.1%, from €14.5bn to €15.2bn), offsetting the reduction in Corporate and Investment Banking, where customer loans decreased from €19.6bn to €19bn despite the resilience of Factoring operations (up 3.1%, to €2.9bn); customer loans in Wealth Management were unchanged at €16.8bn, while the Holding Functions’ performance was impacted by the sale of Revalea (and its customer loans of €238.8m) and the downturn in leasing operations (customer loans down 11.1%, from €1.4bn to €1.2bn);

–	Banking book securities rose from €10.5bn to €11.3bn (€4.6bn of which in the HTC portfolio, and €6.6bn of which in the HTC&S portfolio), and reflect the acquisition of government bonds totalling €4.9bn, only one-third of which Italian; the favourable market trend improved the OCI reserve from

Review of operations Mediobanca Group | 13

minus €73.2m to minus €9.2m, reducing the unrealized gains on the HTC portfolio from €85.4m to €44.2m;

–	Net treasury assets increased from €5bn to €6.4bn, following growth in equity and bond investments (to €3.9bn and €3.5bn respectively) in order to leverage market opportunities and improve the result, matched by repo and secured financing transactions (up €6.3bn). Cash and liquid assets deposited with the European Central Bank fell from €3.5bn to €2.6bn;

–	Funding rose by €3.2bn, to €63.7bn, due to an increase in debt securities (from €22.3bn to €27.6bn) which reflects the record new issuance (€8.2bn), against redemptions totalling €2.9bn, having regard to the planned reduction in the T-LTRO (from €5.6bn to €1.3bn). The effective strategy in terms of tapping the market and broad customer diversification (institutional/own networks/third-party networks) has enabled the cost of the new issues to be reduced to 129 bps (vs 147 bps last year), despite the higher funding (Tier 2 €300m and Senior Non-Preferred €1bn); Wealth Management deposits were basically flat at €27.9bn, even following the promotional activities, which did not impact excessively on the cost of funding. Interbank funding also increased, from €4.5bn to €6.8bn, and at competitive spreads (11 bps lower than last year).

Total Financial Assets (TFAs) reached €99.4bn (up 12.9% YoY; up 1.2% QoQ), on new AUM/AUA of €8.6bn, plus a positive market performance adding €3.2bn (virtually nil in 4Q). The stock of AUM/AUA totalled €71.5bn (up 19.5% YoY and up 1% QoQ), split between Private Banking (€33.8bn, up 22.7% YoY; up 1.4% QoQ) Premier Banking (€24.9bn, up 21.2% YoY; up 4.4% QoQ), and Asset Management (€28.2bn, up 9% YoY, €15.5bn of which placed by the Group’s networks). The stock of deposits, as mentioned earlier, remains close to last year’s levels (€27.9bn), split between Mediobanca Premier (€16.9bn), Mediobanca Private Banking (€5.9bn), and CMB Monaco (€5.1bn).

The capital ratios (CET1: 15.2%;(6) Total Capital: 17.7%) confirm a Maximum Distributable Amount (MDA) buffer(7) of approx. 510 bps, against an Overall Capital Requirement(8) of 8.25% The approx. 70 bps reduction in the CET1 ratio primarily reflects the acquisition of Arma Partners, which accounted for 55 bps (this will reduce in the future, due to the use of treasury shares to complete the

(6)	CET1 fully-phased pro forma, with Danish Compromise permanent (benefit approx. 100 bps).
(7)	Maximum Distributable Amount (MDA): minimum level of CET1 required, which includes the shortfall on AT1 and Tier 2 capital.
(8)	The Overall Capital Requirement for CET1 includes 56.25% of the P2R requirement updated following the most recent SREP (1.75%), the Conservation Capital Buffer (2.50%), the Counter-Cyclical Buffer at 30 June 2024 (0.15%), and the new O-SII requirement introduced for Mediobanca starting from 2024 equal to 0.125% (as from 2025, fully-loaded, this will rise to 0.25%). The requirements do not include the new system risk buffer recently introduced by the Bank of Italy, of 1% by end-June 2025 (phase-in 0.5% by end-December 2024).

14 | Consolidated financial statements as at 30 June 2024

acquisition); the organic growth in earnings in the twelve months, which added 350 bps, was helped by the lower RWAs (down approx. 7.4%) due to the reduction in lendings and to the risk mitigation measures implemented (including 15 bps in relation to the Significative Risk Transfer securitization of Consumer Finance receivables), but was offset in full, as expected, by the prudential deductions for the Assicurazioni Generali investment (which accounted for 60 bps) and by the shareholder remuneration (305 bps, including the interim dividend paid in May 2024, the first share buyback completed with the cancellation of 17 million shares, and the two proposals to be submitted to the approval of shareholders at the upcoming Annual General Meeting, for the balance due on the dividend and the new buyback tranche for a total of €385m(9) ).

RWAs at Group level decreased from €51.4bn to €47.6bn (down 7.4% YoY), with the share attributable to CIB totalling €14.9bn (down 23.5% YoY) and that of Consumer Finance amounting to €14.5bn. The Group’s RWA density decreased from 56.1% to 48%, while the ratio for CIB decreased from 60.8% to 38.1%, and that for Consumer Finance fell from 88.1% to 89.8%. The share of RWAs attributable to loans and advances amounted to 85.7% (€40.8bn), while the market share was 3.5% (€1.7bn).

The Total Capital ratio declined to 17.7%: the increase due to the new €300m subordinated issue made in January 2024 was offset by the prudential repayment of the equivalent issues falling due shortly, and to the other deductions described in more detail above.

The leverage ratio reduced to 7.1%, significantly higher than the 3% minimum requirement; the MREL indicator too, i.e. 43.5% of RWAs and 20.3% of LREs, is comfortably above the minimum requirements set for 2024, which were 23.57% of RWAs and 5.91% of LREs.

* * *

The divisional performances for the twelve months were as follows:

–	Wealth Management (WM): net profit totalled €208.5m (up 28.8% YoY), confirming quarter-on-quarter growth (4Q: €55.4m; 3Q: €52.9m; avg. €50m in 1Q-2Q). The main profit indicators reflect improvement in the twelve months: cost/income ratio 66.4% (67.7%); RoRWA 3.6% (3.1%); NNM €8.4bn. The growth in AUM/AUA (up 19.5%, to €71.5bn) reflects the strong

(9)	New share buyback and cancellation, subject to authorization by shareholders in AGM and by the ECB, the amount of which is equal to the profit for the year net of the proposed dividend.

Review of operations Mediobanca Group | 15

performances in Private Banking (up 22.7%YoY) and Premier Banking (up 21.2% YoY), with an acceleration in 2H (NNM of €4.7bn, €4.4bn of which in AUM/AUA and €213m in deposits, most of which were re-established in 4Q). Revenues totalled €923.6m (up 12.6% YoY, up 0.5% QoQ), on net interest income up 17.6% (from €361.5m to €425m) and net fee income up 8.9% YoY to €489.4m, with growing contributions from management fees (up 4%, to €344m, approx. €90m of which in 4Q; up 3% QoQ; ROA(10) 84 bps) and upfront fees (€96.6m, up 25% YoY and up 8% QoQ). At the same time, operating costs rose by 10.5% YoY, and by 1.1% QoQ, to reach €613.5m, reflecting the planned strengthening of the commercial network, adjustments due to the new national collective bargaining contract, the launch of Mediobanca Premier, and the digitalization initiatives:

–	Corporate and Investment Banking (CIB): this division delivered a net profit of €243.5m in the twelve months (up 8.1% YoY), following an outstanding fourth quarter (€74.5m), and reflecting the consolidation of Arma Partners since 1 October 2023 (which contributed €14.6m); RORWA rose to 1.4%, confirming the validity of the capital-light model (fees: up 23%; RWAs: down 22%). Revenues totalled €762.6m (up 7% YoY, up 17.1% QoQ), with a strong contribution from net interest income (€307m; up 6.6% YoY, down 7.9% QoQ), which offset the reduction in net treasury income (down from €135m to €95m). Net fee and commission income rose to €360.6m (€293.7m excluding Arma Partners), an increase of 24.6% YoY and of 48.6% QoQ, driven by the outstanding performance in advisory business (up 19% YoY), compared with a reduction in fees from ECM operations (down from €26.9m to €5.8m) and a resilient performance by the Debt Division (€83.9m), buoyed by the strong demand for bond placements. Operating costs of €379.9m (up 16.1% YoY and up 19.4% QoQ) pushed the cost/income ratio up to 49.8%, reflecting the addition of Arma Partners (€25.5m), plus also investments in IT (IT costs: up 14% to €64m), and the resumption of commercial expenses (up 31%, to €12m); derisking activity, while impacting on profitability, at the same time also improved credit quality, which translated to some €10.6m in net writebacks being credited;

–	Consumer Finance (CF): this division posted a net profit of €382.9m, thus beating even last year’s record result (€373.5m), despite the 4Q result (€91.3m) being lower than those recorded in the other three quarters (approx. €97.5m in each), due to the renewal of the hedge swaps, the finalization of the commercial rappel fees, and the completion of the projects for the

(10)	Return on AUM.

16 | Consolidated financial statements as at 30 June 2024

twelve months. RORWA stood at 2.7%, with the cost/income ratio stable at 31.1%. Customer loans at the year-end totalled €15.2bn, with strongly growing profitability (up 88 bps to 8.36%), reflecting the good repricing activity, plus the loan mix being geared towards direct personal loans (these accounted for €3bn of the €8.4bn new loans in 12M). Net interest income rose to €1,043.9m (up 6% YoY, and stable QoQ), in line with the trend in fee income as well (up 5.7% YoY, to €145.1m). The cost trend was also very similar, with operating costs of €369.5m being recorded, up 6.4% YoY, and stable QoQ), reflecting the renewal of the national collective labour contract (administrative expenses: up 6% YoY), the major project activities to support the technological and international expansion, and the increased weight of credit recovery expenses. Loan loss provisions for the twelve months totalled €249.7m, with €65.6m set aside in 4Q; the CoR stood at 168 bps (versus 145 bps last year), with the 4Q level (174 bps) which, having accounted for the overlays effect, reflects increasing realignment to pre-Covid levels.

–	Insurance – Principal Investing (PI): the Insurance & PI division delivered a net profit of €522m for the twelve months, equivalent to a RORWA of 3.8%, with Assicurazioni Generali contributing €503m, including a new record performance in 4Q (€165.3m), with all business segments performing well and including the effects of the disposals of TUA Assicurazioni S.p.A and Generali Deutschland Pensionkasse. The book value of the Assicurazioni Generali investment totalled €3.7bn, compared with a market value of €4.8bn, up more than 25% on an annualized basis (stable in 4Q);

–	Holding Functions (HF): the net loss posted by the Holding Functions division halved from €95.3m to €43.8m, with the €26m net loss recorded in 4Q reflecting substantially the payment of the final instalment due to the Deposit Guarantee Scheme (€24.2m); total revenues were up 1.4% YoY to €223.5m, with net interest income increasing over the twelve months to €178m, up 22.7% YoY), but more or less stable in 2H, in line with the trend in market interest rates and the increase in the cost of funding, which was impacted by the higher beta on Wealth Management deposits. The regulatory ratios remain high (LCR: 159%; NSFR: 116.8%; MREL: 43.5%). Operating costs decreased to €192.3m, factoring in the Revalea disposal (net of which costs were up 10.9% YoY on a like-for-like basis, most of which involved labour costs), with the central costs share (€118m) representing 7.6% of the Group total. Leasing operations contributed a net profit of €4.1m, with asset quality improving (gross NPLs decreased from €107.4m to €79.8m).

* * *

Review of operations Mediobanca Group | 17

Significant events in the twelve months include the completion of many of the extraordinary operations announced in May 2023 in connection with the launch of the new three-year Strategic Plan, as follows:

–	Acquisition of a controlling interest in UK-based partnership Arma Partners LLP, an independent financial advisory firm which is a European leader in the Digital Economy sector. The company is part of the Banking Group and has been consolidated on a line-by-line basis since 2023;

–	Acquisition by Compass Banca of 100% of HeidiPay Switzerland AG, a Swiss fintech specializing in the Buy Now Pay Later (BNPL) segment. The deal strengthens the partnership with HeidiPay AG, the holding company specializing in the development of digital platforms to support BNPL in the world of e-commerce and for physical merchants;

–	Disposal of Revalea S.p.A., in return for a consideration of €100m; the company exited the Banking Group’s scope of operations in October 2023;

–	Launch of MB SpeedUp, a joint venture set up in conjunction with London-based company builder and early-stage investor Founders Factory, which will facilitate the promotion of, and investment in, fintech companies;

–	Launch of Mediobanca Premier, which has involved repositioning the bank versus a higher client bracket that can leverage on a Group-wide product offering integrated with the asset management factories, and also, for clients who are entrepreneurs, offering them the possibility of using the Group’s Corporate and Investment Banking services and the advisory services provided by both bankers and FAs of increasing seniority; the rebranding has led to an acceleration in the process of recruiting commercial staff with higher average portfolios than those already covered;

–	Mediobanca S.p.A. has been recorded in the List of BTP Specialists instituted by the Italian Ministry for the Economy and Finance with effect from 1 June 2024, meaning the Bank is now accredited as a primary dealer; this initiative, in line with the Strategic Plan drivers based on strengthening in low-capital absorption activities and expanding Mediobanca’s product offering versus institutional clients in the fixed-income space, confirms the Bank’s leading role in Markets activities within both the Italian and international panoramas.

The following events should also be noted:

–	Admission of Mediobanca to the co-operative compliance programme instituted by the Italian revenue authority under Title III of Italian Legislative

18 | Consolidated financial statements as at 30 June 2024

Decree no. No. 128 of 5 August 2015, as amended by Italian Legislative Decree no. 221/2023, effective from the tax period ended on 30 June 2023; under the terms of the programme, the Bank is required to put in place an effective system for recording, measuring, managing and controlling tax risk (the “Tax Control Framework”), in line with the Tax Conduct Principles adopted by the Board of Directors;

–	Completion of the first securitization of Consumer Finance receivables in SRT (Significant Risk Transaction) format, in which the traditional sale of the €500m senior tranche was complemented by three mezzanine tranches worth a total of €87.5m, allowing a substantial portion of the risk associated with the underlying portfolio (approx. €815M) to be transferred; ECB authorization of the deal has enabled a saving in terms of RWAs in the region of €500m.

At the Annual General Meeting held on 28 October 2023, the shareholders of Mediobanca adopted several important resolutions in respect of various initiatives related to the 2023-26 Strategic Plan, in particular as follows:

–	Long-Term Incentive (LTI) Plan for senior and strategic Group staff, to be allocated upon financial and non-financial objectives being met;

–	Employee Share Ownership and Coinvestment Plan 2023-26 (“ESOP 2023-26”) for Mediobanca Group Staff who have decided to acquire Mediobanca shares on a voluntary basis and on favourable terms; participants in the scheme will receive additional shares free of charge upon the Plan targets being achieved; The subscription phase was completed in December 2023, with approx. 28% of in-scope staff taking part (for a total of 415,600 share);

–	The first share buyback programme, involving a total of 17,000,000 shares (equal to 2% of the share capital) for an outlay of €197.8m(11) which were cancelled on 11 June 2024;

–	Amendment to the Articles of Association to provide for the possibility of paying interim dividends, the first of which was paid on 22 May 2024 in an amount of €421.2m based on results for the six months ended 2023 (corresponding to a dividend per share of €0.51).

* * *

In what has been an uncertain operating scenario due to geopolitical events and the macroeconomic trend which continues to change, with frequent climate

(11)	In accordance with the regulations on transparency in force, the individual trades were disclosed on a monthly basis starting from the month after the one when the Programme was launched, and are published on the Mediobanca website. The purchases were made exclusively on regulated markets.

Review of operations Mediobanca Group | 19

and social emergencies, the Mediobanca Group is even more committed to making sustainability the focus of its strategy, by pursuing a balance between economic growth, social well-being and protection of the environment.

This responsible approach to banking is reflected not only in the offering of solutions, products and advisory services offered to support clients in their transition to a sustainable economy, but also in the training and awareness-raising activities implemented to promote increased sensitivity to ESG topics both inside and outside the Group.

As proof of its commitment to achieving its sustainability objectives, the Group has renewed its membership of some of the most important international protocols, such as the UN Global Compact, the Principles for Responsible Banking, and the Net-Zero Banking Alliance.

Participation in these initiatives, coupled with the integration of ESG criteria into all areas of the Group’s business, has contributed to the improvement in the Bank’s ESG rating, as assessed by: ISS (Institutional Shareholder Services), which has assigned Mediobanca its top score in all three ESG areas – Environmental, Social and Governance, and the CDP (Carbon Disclosure Project), which has improved its score from “C” to “B”, in recognition of Mediobanca’s commitment to addressing its impact on the environment.

The Group’s understanding of this impact has led it to strengthen its risk management in order to address the challenges deriving from climate change that could affect the growth of the business, and to support a balanced transition and adaptation process for both the Group and its clients.

All qualitative and quantitative ESG targets included in the Strategic Plan 2023-26 “One Brand-One Culture” are progressing in line with expectations, in particular as follows.

More than 84% of the Group’s staff have received training in ESG issues, with the objective being to reach 100% by end-June 2026, including 100% of Financial Advisors; while 65% of the Wealth Management advisors have received EFPA certification (with an objective of 100% by the end of the Plan time horizon).

More than ten million emails on environmental and financial education issues have already been sent to Compass clients, out of a target of 35 million by end-June 2026.

20 | Consolidated financial statements as at 30 June 2024

In connection with the Group’s priority objective to reach carbon neutrality by 2050, interim targets have been set for 2030 for all high-carbon intensity sectors, as per the commitment with the Net-Zero Banking Alliance (NZBA). The actions taken to ensure climate-related aspects are more closely integrated into the company’s strategy have been described for the first time as part of the Group’s Transition Plan.

The Group is also committed to limiting the impact on the environment caused by its own footprint, including by improving waste management and prior assessment of the environmental impact of new processes, systems and equipment, and of structural and organizational changes.

On diversity and inclusion issues, there has been an increase in all the target indicators included in the Strategic Plan, including reduction in the gender gap, to be pursued by ensuring more women are in positions of leadership and guaranteeing equal access to promotion and career advancement opportunities. It should be emphasized that delivering on such challenging objectives has been possible because of the Group’s people, who are its most important resource: it is because of them that sustainability has been confirmed as one of our Group’s founding values.

In order to contribute to the well-being of the Group’s people, an organizational approach is promoted based on understanding, respecting and recognizing the value of all kinds of diversity, starting with gender. As recognition of the work we have done in this area, in December 2023 gender parity certification was obtained, in accordance with the UNI/PdR 125:2022 standard required by the NRRP.

In the Group’s efforts to achieve such challenging objectives, it does not want anyone to be left behind, or to neglect the needs of the communities of which it forms part. The inclusion of the more socially vulnerable categories and those at the greatest risk of exclusion, especially young people, is a major issue for the Bank, and its focus on the more vulnerable groups of society has also led, among other things, to Financial Health and Inclusion being identified as one of the priority areas of the Group Sustainability Policy. Social inclusion is also a priority in view of the communities in which the Group operates. To this end it has also renewed its partnership with UNHCR, to support the integrated protection programme for female refugees and asylum seekers who at risk of gender-based violence (GBV) in Italy.

In the area of inclusive education, the partnership with Fondazione Mission Bambini has been confirmed, with the objective of guaranteeing free access to services for fifteen children aged 0-3 years, and also the partnership with Junior

Review of operations Mediobanca Group | 21

Achievement Italy, for a new programme, also run free of charge, known as “CONTA SUL FUTURO!” (Count on the Future), to provide financial education for middle-school students, with some of the Group’s staff volunteering in the classroom-based activities.

The Group has also supported the universally recognized values of sport, renewing and promoting the following projects:

–	INSIEME/TOGETHER: a long-term project devised in conjunction with CUS Milano Rugby and the Milan city council, to promote opportunities for sport among young people forming part of the weakest sectors of society at risk of exclusion in certain peripheral areas of Milan;

–	Mediobanca Group Sport Camp: a multi-sport camp developed in conjunction with the Milan City Council and run at the “Cesare Beccaria” Institute in Milan to give young offenders an opportunity to spend a week playing sport. The project has also involved improving the facilities, with the installation of rugby posts and new goal posts for football. The camp, which was run for the eighth year at the end of June 2024, once again with the direct involvement of some of its own staff participating, and in early July it was run outside Milan for the first time too, at the Nisida Institute for Juvenile Offenders in Naples.

* * *

Developments on capital markets

During the 2023-24 financial year, the global economy continued to grow at a moderate rate, against a backdrop of generally restrictive monetary policies (with the notable exception of Japan), and still high levels of geopolitical uncertainty due to the tensions in different regions (the Russia/Ukraine war and the conflict between Israel and the Palestinian armed organizations) not usually affected by such wide-ranging armed conflict.

Signs that global growth is consolidating began to emerge in second half-year, helped by the process of friend-shoring Asian production activities (i.e. using production and sourcing centres in countries that can guarantee the safety of the process), the Chinese authorities gaining a firmer grip on the local economy’s performance, and a relaxing of the restrictive monetary policies adopted in various jurisdictions. In the second half-year, with the ongoing deflationary process and related trend in terms of prospects for the monetary authorities’ stances, the risk orientation on growth changed from negative to

22 | Consolidated financial statements as at 30 June 2024

balanced, but the growth is not seen as being uniform between the advanced nations: the US economy appears to be especially resilient, while growth in the European Union is weak, there has been a pronounced slowdown in Chines growth, and the Japanese economy is at the contraction phase.

Indeed, in the first half of the financial year, the average changes recorded in GDP were up 1% QoQ in the United States, up 1.5% in China, down 0.1% in the Eurozone, and down 0.5% in Japan.

In the western economies, the action taken by the central banks to dampen economic activity in order to bring inflation back closer to the economic policy target has begun to reveal its effects, cooling US growth and keeping growth in the Eurozone to modest levels.

In 3Q global growth stabilized at levels in line with the pre-Covid period at around 0.9% QoQ, with a reduction in the United States (to 0.3%), China and the Eurozone basically flat (at 1.6% and 0.3% respectively), and Japanese growth, which was already negative on average during the preceding six months, weakening still further (at minus 0.7%).

The production sector confidence indexes confirmed the trajectories outlined above for 4Q. In the second half-year, then, growth averaged 0.5% QoQ for the United States, 1.1% for China, 0.3% for the European Union, and 0.1% for Japan, with prospects for generally modest growth in the coming quarters.

The deflationary process involved all geographies but at different speeds and with different characteristics. Net of the energy and food components, inflation in the Eurozone began to decline roughly three months after the high recorded in the United States and much faster, because in recent years production processes have become less sensitive to tensions in the production chains, and demand is decidedly less strong than it is in the United States (having decreased from 5.5% YoY at the start of the financial year to 2.9% at end-June 2024 for the Eurozone, compared with a reduction from 4.7% to 3.3% for the same period for the United States).

Against this scenario, stock market prices were weak in the first quarter (MSCI World Index down 4.3%), until it became clear that the central banks were succeeding in their efforts to bring inflation back under control in an orderly manner without causing growth to slow excessively as a result (what the economists have been referring to as the “soft landing”). Starting from 2Q, rising global stock market prices led the indexes to record performances that overall were comparable to those of the previous year (MSCI World Index up 18.4% compared

Review of operations Mediobanca Group | 23

with 15.2% in FY 2023-24). The Far Eastern markets as a whole have followed the trend of the global index, but the growth has been less expansive (MSCI Asia Pacific up 10.6%), and impacted by the Chinese component which has dampened the markets’ performances (MSCI China down 4.5%). The European index has reflected a similar trend, largely flat in the fourth quarter due to the economic slowdown caused by the weak international scenario.

The general level of government interest rates fluctuated considerably in the first half-year in both the United States and in Europe, on account of uncertainty regarding the effectiveness of the economic policy action on growth in these jurisdictions. The US 10Y government interest rate rose by 73 bps, from 3.84% to 4.57% in 1Q, before falling by 69 bps in 2Q and then beginning to reflect more stable growth in the second half-year, closing at 4.40%. A similar trend was reflected by the 10Y German yield which rose by 45 bps in 1Q (from 2.84%), before falling by 82 bps in 2Q (to 2.02%), and then ending the twelve months at 2.50% (for an overall increase of 11 bps YoY).

In the Chinese economy, which is struggling with the complex process of stabilization in the real estate sector and building confidence among households and companies, interest rates have generally reflected a declining trend throughout the whole twelve months, with a more pronounced change seen in 2Q. The 10Y benchmark rate fell from 2.64% to 2.20% in the year under review.

* * *

The European economy’s performance in the twelve months has been impacted by the strength of domestic demand fuelled by savings accumulated during the pandemic, the emergence of new production chains (“friend-shoring”), and the ongoing deflation process launched midway through the previous year. Towards the end of the twelve months, the results of the French Assemblée Nationale elections injected an element of political uncertainty, the first effects of which were projected onto the risk premium on the country’s sovereign debt and risk assets. The region’s growth has in any case been driven by the Next Generation EU (NGEU) programme, some of main problems in which have been borne out in the transition from project to implementation phases.

Price trends have been affected by adjustments on the production side that have facilitated reductions in the cost base. The most important point to note is the positive trend in wages, which, despite growing and being fuelled by the low unemployment levels, in the second half-year managed to dissipate fears that the purchasing power lost during the period of high inflation would be recovered in

24 | Consolidated financial statements as at 30 June 2024

full. As mentioned, the Eurozone Harmonized Index of Consumer Prices (HICP) fell in the twelve months, from 5.5% to 2.5%. By contrast, the downward trend in underlying inflation suggests that inflation fell from 5.5% to 2.9%.

The growth in GDP reflected a weak contraction of 0.1% QoQ on average during 1H, and the 0.3% QoQ improvement in 2H referred to earlier The growth prospects for Europe in the immediate future continue to be closely linked to the economic consequences of the Russia/Ukraine conflict, as well as to the political developments in France and the trend in Chinese growth.

In this scenario, the ECB has chosen to stabilize the extent of its tightening policy, with the benchmark interest rate at 4%, and to reduce the stock of sovereign debt instruments acquired during the expansive phase of the process when interest rates were rising rapidly, at a rate of €7.5bn per month. In pursuing its monetary policy, the ECB has chosen to abandon the forward guidance (its commitment to pursue a policy conduct for an established period of time or until certain conditions have been met) in favour an approach based on the information obtained in the time between meetings, which, by its very nature, is reactive and flexible.

The modest level of economic growth, the declining inflation, the low unemployment levels and the positive stance on risk assets have led to the following results during the period:

–	Market inflation expectations stabilizing during 2H: at 5Y and 10Y these fluctuated, with only minor misalignments between them, at around 2.5% for 1Q to between 2% and 2.2% in 2Q, and then stabilized at these levels in 2H;

–	Rising stock market prices: the Euro Stoxx 600 has risen by 10.7%, the Italian, Spanish and German indexes by between 17.4% and 12.9%, and the French index, having been impacted by the political uncertainty facing the country, ended the twelve months virtually unchanged (up 1.1%);

–	The ongoing tightening of European government security spreads, interrupted only by the emergence of political risk in France: the 10Y spread on Italian bonds narrowed by approx. 38 bps to 133 bps at the start of June 2024, before widening by 27 bps in the final month of the year, that on Spanish paper by approx. 30 bps to 73 bps, before widening to 20 bps, and that on French paper by approx. 6 bps to 47 bps, before widening to 32 bps;

–	The narrowing on the spread on high-yield credits; the Crossover index narrowed from 404 bps to around 326 bps at end-June 2024, representing a significant increase from approx. 290 bps at the start of the same month, and the equivalent US index from 429 bps to 343 bps;

Review of operations Mediobanca Group | 25

–	The stability of the Euro, the fluctuations in which ranged from between 1.05 and 1.12 versus the US dollar and between 100 and 97.7 versus the trade-weighted averages of bilateral exchange rates with foreign currencies. Overall, during the twelve months under review, the Euro lost approx. 1.1% versus the US dollar and 0.5% versus other trade partners.

* * *

It should also be noted that since the end of the financial year under review, more favourable market conditions have brought European credit assets, both government (non-French) and corporate, back to the levels seen prior to the emergence of the French political risk. For example, at end-August the spread on 10Y Italian paper had returned to the 130 bps and the Crossover index to the 290 bps area, i.e. the levels seen at the start of June.

* * *

The Italian economy reported a stabilization in growth during 1H, at unimpressive levels (the average growth rate for 6M was 0.26% QoQ), but still faster than the average QoQ growth reported during the previous financial year (0.11%). In 3Q, growth consolidated at a level higher than the potential growth (0.34% QoQ), and the guidance coming from business research suggests a similar level may be reached in 4Q as well. Growth has certainly been strengthened by the use, albeit still only partial, of the National Recovery and Resilience Plan (NRRP) funds, by the stabilization in the growth of the nation’s trade partners (European especially), and a monetary policy that remains accommodative.

The prospects for growth in Italy remain strongly anchored to the trend in the demand for exports, and hence, indirectly, the trend in the economies of the various end-markets. Aspects of concern chiefly involve the Russia/Ukraine conflict, the tensions in the Middle East, and the short-term prospects for the structural reforms that China is undergoing. Key factors for short-term growth and long-term prospects are the implementation of the structural reforms on which the NRRP is conditional, and the realization of the public works that are supposed to flow from them.

On financial markets, the Italian stock indexes have outperformed the rest of the European markets. The trend in favour of risk assets in general, not just Italian and indeed not just European ones, has developed in tandem with the awareness signalled by the leading central banks that the tightening monetary policy phase which started last year is coming to an end, and that the deflationary

26 | Consolidated financial statements as at 30 June 2024

process is continuing. The FTSE MIB gained 7.5% in 1H (Eurostoxx 600 up 3.5%) and 9.2% in 2H (Eurostoxx 600 up 6.8%), resulting in a 17.4% increase for the twelve months as a whole (Eurostoxx 600 up 10.7%).

* * *

Regarding the Italian consumer credit market, the Assofin data updated for 1H 2024 confirms that the positive trend which began in 4Q 2023 has continued: new loans granted in the six months ended 30 June 2024 were up 4.9% on the same period last year, totalling €28.4bn.

Breaking the aggregate figure down by technical form, virtually all products posted in improvements in 2024 relative to 2023:

–	Personal loans, which were up 9.3%, recovered ground as households resumed spending on projects, after posting a 1.6% loss last year; there was also an increase in average ticket size, from €12,750 to €13,000;(12)

–	Car and motorbike finance continued to be healthy, reflecting 2.9% growth in volume terms;

–	Other special purpose loans decreased slightly (down 0.8%) following the good performance posted in 2023;

–	Salary- and pension-backed finance continued to be weak (down 2.7%), despite increasing slightly in 2Q, in the pensioners and private sector employees segments in particular;

–	Payments by credit card made up ground, increasing by 1.6%, in the instalment segment especially (15.3%).

	2020		2021		2022		2023		2024 (6 months)
	€m	%	€m	%	€m	%	€m	%	€m	%
Vehicle credit	6,664	16.6	7,896	16.6	7,416	14.0	7,812	15.0	4,240	15.0
Specific purpose loans	4,965	12.4	5,686	12.0	6,419	12.1	6,741	13.0	3,172	11.2
Personal loans	17,563	43.7	22,370	47.0	26,454	49.9	25,980	49.9	15,116	53.2
Credit cards	5,516	13.7	5,347	11.2	5,664	10.7	5,454	10.5	2,676	9.4
Salary-backed finance	5,491	13.6	6,262	13.2	7,109	13.3	6,032	11.6	3,188	11.2
	40,199	100.0	47,561	100.0	53,060	100.0	52,019	100.0	28,392	100.0

Source:  Assofin: for the car/motorbike segment, the figures refer to volumes generated by independent operators; while for credit cards, only volumes generated by pure credit cards and cards with instalment options are considered. For 2023 the Assofin adjusted figures published in May 2024 have been used.

* * *

(12)	Net of non-special purpose credit lines.

Review of operations Mediobanca Group | 27

With reference to mortgage loans, there has been a notable slowdown in commercial activity following the property market contraction and in view of the strong competitive pressure; indeed, in the twelve months under review a total of 8,634 mortgages were executed with total finance of €1,100.6m disbursed, compared to 15,372 mortgages worth €2,244.7m the previous year. The share of “green” mortgages (i.e. financed disbursed for the acquisition or renovation of Class A or B properties) remained virtually unchanged, at 13%.

The residential property sector, after several years of uninterrupted growth, posted a 9.6% reduction in 2023, from 785 million transactions the previous year to 710,000. In the same period, the mortgage market for households to acquire properties was affected by both the slowdown in the property market itself and by the rise in interest rates, and so reflected a pronounced reduction of 25.4%, from €55.3bn to €41.2bn.

The downward trend continued into 1Q 2024, during which property sales declined by more than 7% and new mortgage loans by 17%.

* * *

In 2023, approximately €34.8bn in new leases were granted, with almost 763,000 contracts executed; the growth versus 2022 was 8.8% in value terms, and 13% in the number of contracts. In the first six months of 2024, 390,000 new contracts were executed worth €17.2bn; compared to 1H 2023, this represents a reduction of 4.7% in value terms and of 5.4% in number.

	2020		2021		2022		2023		2024 (6 months)
Leases executed	(€/mln)%		(€/mln)%		(€/mln)%		(€/mln)%		(€/mln)%
Automotive	11,775	51.4	13,991	48.6	15,967	50.6	21,087	60.6	11,332	66.0
Plant and equipment	7,762	33.9	11,526	40.1	12,297	39.0	10,372	29.8	4,237	24.7
Real estate	2,720	11.9	2,964	10.3	2,835	9.0	2,875	8.2	1,358	7.9
Shipping	631	2.8	291	1.0	449	1.4	474	1.4	234	1.4
	22,888	100.0	28,772	100.0	31,548	100.0	34,808	100.-	17,161	100.0

Source: Dataforce data compiled by Assilea.

28 | Consolidated financial statements as at 30 June 2024

Consolidated profit-and-loss/balance-sheet data

The consolidated profit and loss account and balance sheet have been restated – including by business area – based on the structure that provides the most accurate reflection of the Group’s operations.

CONSOLIDATED BALANCE SHEET

(€m)

	12 mths ended	12 mths ended
	30 June 2024	30 June 2023 (*)
Assets
Financial assets held for trading	15,409.5	9,546.2
Treasury financial assets and cash	11,102.6	10,378.5
Banking book securities	11,340.7	10,471.3
Customer loans	52,447.4	52,549.2
Equity Investments	4,702.7	4,367.7
Tangible and intangible assets	1,595.0	1,327.6
Other assets	2,628.4	2,983.3
Total assets	99,226.3	91,623.8
Liabilities and net equity
Funding	63,669.9	60,506.2
Treasury financial liabilities	10,584.1	5,470.0
Financial liabilities held for trading	9,504.7	9,436.7
Other liabilities	4,066.3	4,598.7
Provisions	158.1	182.6
Net equity	9,883.7	10,299.5
Minority interests	86.1	104.1
Profit for the period	1,273.4	1,026.0
Total liabilities and net equity	99,226.3	91,623.8

(*)	The figures as at 30 June 2023 have been restated after Bank of Italy Circular no. 262/2005, eighth update came into force, incorporating the introduction of the new IFRS 17 – insurance contracts.

Review of operations Mediobanca Group | 29

Key Performance Indicators (KPIs) (*)

(€m)

	30 June 2024	30 June 2023
KPI
Tier 1 capital	7,222.5	8,177.6
Regulatory capital	8,438.0	9,217.0
RWA (1)	47,622.0	51,431.5
CET1 ratio (Phase-in) (2)	15.2%	15.9%
RWA density (3)	48.0%	56.1%
Regulatory capital / risk-weightes assets	17.7%	17.9%
Leverage ratio (4)	7.1%	8.4%
Gross NPL/ Gross loans ratio (5)	2.47%	2.48%
Net NPL / Net loans ratio (6)	0.79%	0.72%
No. of shares in issue (million)	832.9	849.3

(*)	To facilitate understanding of the earnings and asset trends, the same Key Performance Indicators (or KPIs) used to guide the management team in the decision-making process have been used in this document. These are Alternative Performance Measures (APMs), which are in addition to those required as part of the IFRS. Further details are provided in the Annexes (Lists of Restatements) and the Glossary.
(1)	Risk weighted assets.
(2)	CET1/RWAs.
(3)	RWAs/total assets.
(4)	CET1/total leveraged exposures.
(5)	Gross NPLs/gross loans.
(6)	Net NPLs/net loans.

30 | Consolidated financial statements as at 30 June 2024

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(€m)

	12 mths ended	12 mths ended
	30 June 2024	30 June 2023 (*)	Chg (%)
Profit-and-loss data
Net interest income	1,984.8	1,801.0	10.2%
Net treasury income	172.2	205.7	-16.3%
Net fee and commission income	939.4	842.8	11.5%
Equity-accounted companies	510.4	453.9	12.4%
Total income	3,606.8	3,303.4	9.2%
Labour costs	(804.5)	(728.3)	10.5%
Administrative expenses	(737.7)	(684.8)	7.7%
Operating costs	(1,542.2)	(1,413.1)	9.1%
Loan loss provisions	(252.1)	(270.1)	-6.7%
Provisions for other financial assets	13.9	(7.3)	n.m.
Other income (losses)	(90.2)	(185.8)	-51.5%
Profit before tax	1,736.2	1,427.1	21.7%
Income tax for the period	(436.7)	(394.4)	10.7%
Minority interest	(26.1)	(6.7)	n.m.
Net profit	1,273.4	1,026.0	24.1%

(*)	The figures as at 30 June 2023 have been restated after Bank of Italy Circular no. 262/2005, eighth update came into force, incorporating the introduction of the new IFRS 17 – insurance contracts.
(**)	Includes profits credited back to the category B partners of Arma Partners.

Key Performance Indicators (KPIs) (*)

	30 June 2024	30 June 2023	Chg (%)
KPI
ROTE adj. (1)	13.9%	12.7%	9.4%
Cost / Income ratio (2)	43%	43%	n.m.
CoR (bps) (3)	48	52	-7.7%
EPS (4)	1.53	1.21	26.6%

(*)	To facilitate understanding of the earnings and asset trends, the same Key Performance Indicators (or KPIs) used to guide the management team in the decision-making process have been used in this document. These are Alternative Performance Measures (APMs), which are in addition to those required as part of the IFRS. Further details are provided in the Annexes (Lists of Restatements) and the Glossary.
(1)	Return On Tangible Equity (adjusted).
(2)	Cost/income ratio.
(3)	Cost of Risk.
(4)	Earnings Per Share.

Review of operations Mediobanca Group | 31

EARNINGS/BALANCE-SHEET DATA BY DIVISION (*)

(€m)

		Corporate
		and		Insurance
	Wealth	Investment	Consumer	- Principal	Holding
12 mths ended 30 June 2024	Management	Banking	Finance	Investing	Functions	Group (1)
Profit-and-loss
Net interest income	425.0	307.0	1,043.9	(7.1)	178.0	1,984.8
Net treasury income	9.2	95.0	0.2	26.6	39.2	172.2
Net fee and commission income	489.4	360.6	145.1	—	6.3	939.4
Equity-accounted companies	—	—	(0.3)	510.7	—	510.4
Total income	923.6	762.6	1,188.9	530.2	223.5	3,606.8
Labour costs	(325.1)	(215.0)	(120.6)	(4.1)	(139.7)	(804.5)
Administrative expenses	(288.4)	(164.9)	(248.9)	(1.1)	(52.6)	(737.7)
Operating costs	(613.5)	(379.9)	(369.5)	(5.2)	(192.3)	(1,542.2)
Loan loss provisions	(7.4)	10.6	(249.7)	—	(5.6)	(252.1)
Provisions for other financial assets	1.4	(3.4)	—	20.0	(4.1)	13.9
Other income (losses)	(3.7)	(2.5)	0.1	—	(49.4)	(90.2)
Profit before tax	300.4	387.4	569.8	545.0	(27.9)	1,736.2
Income tax for the period	(91.0)	(121.0)	(186.9)	(23.0)	(13.2)	(436.7)
Minority interest	(0.9)	(22.9)	—	—	(2.7)	(26.1)
Net profit	208.5	243.5	382.9	522.0	(43.8)	1,273.4
Cost/Income (%)	66.4	49.8	31.1	n.m.	n.m.	42.8
RORWA	3.6%	1.4%	2.7%	3.8%	—	2.7%
Balance-sheet data
Loans and advances to customers	16,853.2	18,993.3	15,197.6	—	1,403.3	52,447.4
Risk-weighted assets	6,051.5	14,857.6	14,493.2	8,066.5	4,153.2	47,622.0
No. of staff	2,259	732	1,563	9	880 (443)	5,443

Notes:

(*)	Divisions comprise:

-	Wealth Management (WM): ): this division brings together all portfolio management services offered to the various client segments, plus asset management. It includes MB Premier; the MBPB and CMB Monaco private banking networks, and the asset management companies (Polus Capital, Mediobanca SGR, Mediobanca Management Company, and RAM Active Investments), plus Spafid;

-	Corporate & Investment Banking (CIB): this division brings together all services provided to corporate clients in the following areas: this division brings together all services provided to corporate clients in the following areas: Investment Banking (lending, advisory, capital markets activities) and proprietary trading (businesses performed by Mediobanca and Mediobanca International, Mediobanca Securities, Messier et Associés and Arma Partners), and Speciality Finance, which in turn consists of factoring and credit management activities for third parties performed by MBFACTA and MB Credit Solutions;

-	Consumer Finance (CF): this division provides retail clients with the full range of consumer credit products, ranging from personal loans to salary-backed finance, to the Pagolight solution (Compass Banca, Compass RE and HeidiPay Switzerland AG);

-	Insurance – Principal Investing (PI): division that manages the Group’s portfolio of equity investments and holdings;

-	Holding Functions: division which includes SelmaBipiemme Leasing, MIS, and other minor companies, plus the following Group units: Treasury and ALM, operations, support and control, as well as the senior management of Mediobanca S.p.A.; for further details please refer to p. 74.

(1)	The sum of the divisional data differs from the Group total due to adjustments/differences arising on consolidation between business areas (equal to €4.9m), the RAM brand impairment charge (€31.7m), and other effects attributable to acquisitions (in particular in respect of put-and-call arrangements) that have not been allocated to any business line in particular (€3.1m).

32 | Consolidated financial statements as at 30 June 2024

(€m)

		Corporate
		and		Insurance
	Wealth	Investment	Consumer	- Principal	Holding
12 mths ended 30 June 2023	Management	Banking	Finance (*)	Investing	Functions	Group (1) (*)
Profit-and-loss
Net interest income	361.5	288.0	984,9	(7.1)	145.1	1,801.0
Net treasury income	9.4	135.0	—	16.0	42.8	205.7
Net fee and commission income	449.6	289.4	137.3	—	32.5	842.8
Equity-accounted companies	—	—	(0.8)	454.7	—	453.9
Total income	820.5	712.4	1,121.4	463.6	220.4	3,304.4
Labour costs	(294.2)	(183.0)	(113.8)	(4.0)	(133.4)	(728.3)
Administrative expenses	(260.9)	(144.3)	(233.6)	(1.0)	(68.6)	(684.8)
Operating costs	(555.1)	(327.3)	(347.4)	(5.0)	(202.0)	(1,413.1)
Loan loss provisions	(10.5)	(32.3)	(203.9)	—	(23.4)	(270.1)
Provisions for other financial assets	(1.2)	(10.1)	—	2.4	1.8	(7.3)
Other income (losses)	(20.9)	—	(14. –)	—	(83.5)	(185.8)
Profit before tax	232.8	342.7	556.1	461.0	(86.7)	1,427.1
Income tax for the period	(70.0)	(113.8)	(182.6)	(21.5)	(6.5)	(394.4)
Minority interest	(0.9)	(3.7)	—	—	(2.1)	(6.7)
Net profit	161.9	225.2	373.5	439.5	(95.3)	1,026.0
Cost/Income (%)	67.7	45.9	31. –	n.m.	n.m.	42.8
RORWA	3.1%	1.2%	2.9%	3.2%	—	2.4%
Balance-sheet data
Loans and advances to customers	16,827.3	19,625.9	14,465. –	—	1,631.0	52,549.2
Risk-weighted assets	5,959.4	19,410.2	13,516.9	8,713.9	3,831.2	51,431.5
No. of staff	2,197	648	1,520	9	853 (430)	5,227

(*)	The figures as at 30 June 2023 have been restated after Bank of Italy Circular no. 262/2005, eighth update came into force, incorporating the introduction of the new IFRS 17 – insurance contracts.

(1)	The sum of the divisional data differs from the Group total due to adjustments/differences arising on consolidation between business areas (equal to €11.6m), the net impact through profit and loss of the RAM goodwill impairment charge (€49.5m) plus the effect of the Revalea disposal on earnings under IFRS 5 (€17.7m).

Review of operations Mediobanca Group | 33

Balance sheet

The Group’s total assets rose from €91.6bn to €99.2bn, the substantial increase being mostly due to significant growth in trading activity, which involved increases in equity and bond trading, most of which was refinanced by short-term liabilities; the parent company’s contribution was 57.1%; the main balance-sheet headings show the following trends for the twelve months (comparative data as at 30 June 2023):

Funding – funding totalled €63.7bn, significantly higher than last year (30/6/23: €60.5bn), due to an ambitious and diversified funding strategy which involved intensive primary market activity, with new issuance of €8.2bn, including the first SRT (Significant Risk Transfer) securitization of Compass receivables, plus approx. €2.2bn in securities placed via proprietary and third-party networks. The cost of the new issues was lower than last year, at 129 bps (vs 147 bps), with an interest rate payable of 2.41%. Thus the stock of debt securities rose from €22.3bn to €27.6bn, absorbing the expected reduction in the T-LTRO share (down €4.3bn, from €5.6bn to €1.3bn) and redemptions of €2.9bn. Wealth Management deposits remained stable at €27.9bn, despite the market trend for transforming demand deposits into assets under administration (AUA); strong client promotion activity limited outflows at low cost; and the share of tied deposits in promotion or time deposits was equal to 35% of the total. Interbank funding increased from €4.5bn to €6.8bn, reflecting the inclusion of certain non-recurring transactions.

	30 June 2024		30 June 2023
	(€m)%		(€m)%		Chg.
Debt securities (incl. ABS)	27,619.2	43%	22,282.8	37%	23.9%
Premier Banking deposits	16,888.0	27%	16,983.6	28%	-0.6%
Private Banking deposits	11,010.6	17%	11,194.6	19%	-1.6%
LTRO	1,313.2	2%	5,586.2	9%	-76.5%
Interbank funding (+CD/CP)	6,838.9	11%	4,459.0	7%	53.4%
Total funding	63,669.9	100%	60,506.2	100%	5.2%

Interest rate risk hedging activity, which is used for virtually all the Bank’s funding using plain vanilla swaps with qualified market counterparties, serves to transform the funding to floating rate (for bond issues and part of the modelled WM deposits). The reduction in interest rates over the twelve months drove an increase in the Fair Value of fixed-rate funding, the value of which (€1.2bn) is perfectly offset by the valuations for the derivatives (which are booked as other liabilities).

34 | Consolidated financial statements as at 30 June 2024

Loans and advances to customers – these totalled €52.4bn, virtually unchanged from last year, on healthy growth in Consumer Finance (up 5.1%, from €14.5bn to €15.2bn), driven primarily by personal loans (up 5.6%, from €7.1bn to €7.5bn) which offset the anticipated reduction in Corporate and Investment Banking (down 3.2%, from €19.6bn to €19bn) which continues to reflect weak demand in the Large Corporate segment (down 4.3%, from €16.7bn to €16bn) despite the performance of factoring where customer loans totalled €2.9bn (up 3.1% YoY). In Wealth Management customer loans totalled €16.9bn (€12.6bn of which in relation to Premier Banking and €4.3bn of which to Private Banking), basically unchanged from twelve months previously. Holding Functions reported a 14% reduction in lendings, reflecting the sale of Revalea (with its €238.8m loans) and the trimming of the Leasing loan book (down 11.1%, to €1.2bn).

Customer loans in Consumer Finance reflect 6.6% growth in new business for the twelve months (from €7.8bn to €8.4bn), on higher personal loans (up 11.5%, from €3.5bn to €3.9bn) driven by the direct channel (up 10.5%, from €2.7bn to €3bn), which offset the decrease in automotive finance (down 11.7%, from €1.6bn to €1.4bn) and special purpose loans (down 2.2%, from €1.2bn to €1.1bn); whereas new business in BNPL increased by almost 3x (from €189.6m to €496.5m). New loans in Corporate and Investment Banking were down slightly, impacted by the 3% reduction in Wholesale Banking (to €6.9bn), with repayments totalling €2.3bn, while turnover in factoring business remained stable at €12bn. New business in leasing was down 13.1%, from €306.9m to €266.8m, while new mortgage loans more than halved, from €2.2bn to €1.1bn.

					(€m)

	30 June 2024		30 June 2023
	(€m)%		(€m)%		Chg.
Corporate and Investment Banking	18,993.3	36%	19,625.9	37%	-3.2%
Consumer Banking	15,197.6	29%	14,465.0	28%	5.1%
Wealth Management	16,853.2	32%	16,827.3	32%	0.2%
Holding Functions (leasing and NPL management)	1,403.3	3%	1,631.0	3%	-14.0%
Total loans and advances to customers	52,447.4	100%	52,549.2	100%	(0.2)%

Review of operations Mediobanca Group | 35

								(€m)

	30 June 2024				30 June 2023
	Performing				Performing
	Stage 1	Stage 2	NPL	Total	Stage 1	Stage 2	NPL(1)	Total
Corporate and Investment Banking	18,692.8	277.1	23.4	18,993.3	19,279.9	323.7	22.3	19,625.9
Consumer Banking	13,722.1	1,234.0	241.4	15,197.6	12,901.4	1,364.2	199.4	14,465.0
Wealth Management	15,978.3	744.9	130.0	16,853.2	15,981.3	726.1	119.9	16,827.3
Holding Functions (leasing and NPL management)	1,308.9	75.5	18.8	1,403.3	1,281.8	77.6	271.6	1,631.0
Total loans and advances to customers	49,702.2	2,331.5	413.7	52,447.4	49,444.4	2,491.6	613.2	52,549.2
As % of total	94.8%	4.4%	0.8%	100%	94.1%	4.7%	1.2%	100%
Total loans and advances to customers excluding POCI	49,702.2	2,331.5	413.7	52,447.4	49,444.4	2,491.6	374.3	52,310.3
As % of total	94.8%	4.4%	0.8%	100%	94.5%	4.8%	0.7%	100%

(1)	Figures as at 30 June 2023 include Stage 3 and POCI (NPLs purchased by Revalea).

						(€m)

	30 June 2024			30 June 2023
			Coverage			Coverage
			ratio			ratio
	Gross	Net	%	Gross	Net	%
Corporate and Investment Banking	51.2	23.4	54.4%	135.7	22.2	83.6%
Consumer Banking	978.0	241.4	75.3%	878.0	199.4	77.3%
Wealth Management	227.7	130.0	42.9%	218.2	119.9	45.1%
Holding Functions (leasing and NPL management)	79.8	18.8	76.4%	107.8	32.8	69.6%
Total net non-performing loans	1,336.7	413.7	69.1%	1,339.7	374.3	72.1%
– of which: bad loans	359.6	29.6		430.8	41.2
As % of total loans and advances	2.5%	0.8%		2.5%	0.7%

Gross NPLs totalled €1,336.7m, basically stable compared to last year (€1,339.7m), and account for 2.5% of total loans. Corporate and Investment Banking more than halved its gross NPLs, which declined from €135.7m to €51.2m, following disposals of certain single-name Large Corporate Items totalling €113.1m, with the gross stock for this segment amounting to €24.8m due to the arrival of three new exposures, the largest of which is secured by an insurance policy issued by a public entity; meanwhile gross NPLs in factoring business were largely stable, at €26.5m (€25.6m). Leasing operations reported gross NPLs of €79.8m, representing a further reduction from last year (€107.8m). NPLs in Consumer Finance was raised from €878m to €978m, as a result of the expected increase in default rates that have returned to their pre-Covid levels, with gross NPLs representing 5.93% of total loans (5.59%). NPLs in Wealth Management increased by approx. €10.6m due to the inclusion of certain positions in the Private Banking Division (which added €20m) which are adequately counter-guaranteed, in part offset by the reduction in the mortgage lending segment (down €9.5m) which continues to benefit from very low default rates. The slight reduction in the

36 | Consolidated financial statements as at 30 June 2024

coverage ratio (down from 72% to 69%) is due to the higher quality of the new additions and is reflected in the rise in net NPLs (from €374.3m to €413.7m), but the share of net bad debts is extremely low at just €29.6m (0.1% of the loan stock).

Net Stage 2 positions totalled €2,331.5m (4.4% of net loans), lower than last year (€2,491.6m), and were concentrated in Consumer Finance (where they decreased from €1,364.2m to €1,234m; 8% of net loans) and in mortgage lending (down from €681.7m to €671.8m), where lifetime criteria were introduced during the twelve months in connection with SICR (Significant Increase in Credit Risk); net Stage 2 positions also decreased in Corporate and Investment Banking (from €323.7m to €277.1m), helped by the reduction in the Large Corporate segment (from €269.5m to €174.4m) which was only in part offset by the rise recorded in Factoring business (from €54.2m to €102.7m) due to certain breaches that were soon dealt with; while the increase in net Stage 2 positions in Wealth Management (from €726.1m to €744.9m) regards Private Banking (from €44.4m to €73.1m), which reflects the delays reported in respect of certain appropriately secured exposures.

The selective lending policy adopted, coupled with prudent provisioning, has enabled the Group to keep its coverage ratios stable, both for performing loans (1.31%, versus 1.34% last year) and Consumer Finance (3.67%, versus 3.75%). The stock of overlays remains adequate (at approx. €222m, €175m of which in Consumer Finance), albeit slightly lower than last year (€268m and €209m respectively).

Investment holdings(13)  – these increased from €4.4bn to €4.7bn, €3.8bn of which involve the investments accounted for using the equity method, plus €256.2m in investments in funds, and €657.3m in equities (including equity-like instruments).

The book value of the Assicurazioni Generali investment increased from €3,472.2m to €3,698m in the twelve months, on profits of €503m, reductions in net equity totalling €15.6m, and distribution of the dividend (€261.6m). The book value as at 30 June 2024 (calculated based on the company’s net equity as at 31 March 2024 net of the dividend) was boosted by an excellent performance in all business segments, non-life insurance in particular, driven by the effects of market interest rates on reserves, which more than offset the (material) impact of natural catastrophes; the company’s result benefited from certain non-recurring

(13)   This heading brings together investments covered by IAS 28, joint ventures covered by IFRS 11 (MB SpeedUp), investments measured at fair value through other comprehensive income, and holdings in funds (including seed capital) measured at fair value through profit and loss; the equity-accounted investments have been allocated to the Insurance/Private Investing Division with the exception of HeidiPay (Consumer Finance) and MB SpeedUp (Holding Functions).

Review of operations Mediobanca Group | 37

items such as the gains generated on the disposals of TUA Assicurazioni S.p.A. and Generali Deutschland Pensionkasse.

The value of the investment in IEO (25.37%) was stable at €39m, reflecting only a minor loss of €0.2m; while that in Finanziaria Gruppo Bisazza S.r.l. (22.67%) was worth €6.7m (€7.1m last year), following a profit of €403,00 for the period plus the €839,000 dividend distributed; the investment in CLI Holdings II Limited reduced from €38.6m to €37m, following the collection of dividends totalling €9.1m and profits for the period of €7.5m; the value of the HeidiPay AG investment remains stable at €6.6m reflecting the €315,000 loss offset by a €337,000 increase in net equity; and the MB SpeedUp stake was worth €1.8m.

Holdings in funds increased from €562.9m to €657.3m, following net investments of €81.1m and upward value adjustments of €13.2m; of these holdings, €376m involve funds managed by the Group (seed capital) and €281.3m external funds, for the most part private equity.

Holdings in equities (including equity-like instruments) increased from €241m to €256.2m, following new investments totalling €12.5m, the effects of the adjustments to reflect Fair Value at the year-end adding €15.5m, and partial redemptions of equity-like instruments amounting to approx. €12m.

			(€m)

	30 June 2024		30 June 2023
	Book value	HTC&S reserve	Book value	HTC&S reserve
Equity method investments (1)	3,789.2	n.a.	3,563.8	n.a.
Listed shares	127.5	68.5	115.1	56.8
Other unlisted shares	128.7	82.7	125.9	90.8
Seed capital	376.0	—	312.4	—
Private equity	181.7	—	142.5	—
Other funds	99.6	—	108.0	—
Total equity holdings	4,702.7	151.2	4,367.7	147.6

(1) Differs from the figure shown in the following table by just under €0.1m due to minor associate companies (30/6/23: €0.1m).

				(€m)

	% ownership		30/6/24	30/6/23
Assicurazioni Generali	13.17		3,698.0	3,472.2
CLI Holding II (*)	24.09	(*)	37.0	38.6
Finanziaria Gruppo Bisazza	22.67		6.7	7.1
Istituto Europeo di Oncologia	25.37		39.0	39.1
HeidiPay	19.45		6.6	6.6
MB SpeedUp (JV)	50.0		1.8	—
Total equity method investments			3.789.1	3.563.6

(*)	Percentage calculated based on the nominal value of the notes issued.

38 | Consolidated financial statements as at 30 June 2024

The Group’s investment in Assicurazioni Generali at 30 June 2024 had a market value of €4,759.1m (€23.29 per share), which is higher than its book value (€17 per share). As required by IAS 36 the impairment test was carried out on the investment, which it passed; the value in use too, calculated according to the Group policy, was significantly higher than the book value.

For further details please see the Notes to the Accounts, Assets, section 7 – Equity investments.

Banking book debt securities – Fixed-income securities held as part of the banking book totalled €11.3bn, split between Hold to Collect & Sell (€6.6bn) and Hold to Collect (€4.6bn). The book’s low duration facilitated turnover (approx. €2.1bn), which benefited immediately from the increase in yields.

Conversely, the decline in interest rates recorded during the twelve months is reflected in the stocks’ valuations: the OCI reserve has reduced the deficit reported at end-June 2023 (minus €73.2m) to minus €9.2m, due to a recovery in valuations, just over one-third of which is attributable to government securities (Italian and non-Italian) and the remainder to corporate and financial bonds. The positive market performance recorded in the summer months has enabled the OCI reserve to return to positive territory. The unrealized losses on the Hold to Collect portfolio (which are recognized at cost) reduced from €85.4m at the start of the financial year to €44.2m.

Approx. 78% of the banking book is made up of sovereign debt (€8.9bn), €3.2bn of which as HTC and €5.6bn as HTC&S with a very short duration (approx. 2 years); the share accounted for by Italian government securities totals €5.4bn (approx. 47% of the entire portfolio, with a duration of approx. 2 years).

			(€m)

	30 June 2024		30 June 2023
	(€m)%		(€m)%
Hold to Collect	4,550.5	40%	4,669.3	45%
Hold to Collect & Sell	6,649.5	59%	5,801.1	55%
Other (Mandatorily measured at FV)	140.7	1%	0.9	n.m.
Total banking book securities	11,340.7	100%	10,471.3	100%

Review of operations Mediobanca Group | 39

						(€m)

	30 June 2024			30 June 2023
	Book value		OCI	Book value		OCI
	HTC	HTC&S	reserve	HTC	HTC&S	reserve
Italian government bonds	1,985.7	3,394.1	(16.6)	2,111.1	3,020.0	(35.0)
Foreign government bonds	1,228.8	2,246.5	(3.8)	1,278.2	1,528.3	(7.7)
Bond issued by financial institutions	353.1	706.0	11.1	446.0	829.7	(16.3)
Corporate bonds	240.3	224.3	0.4	204.2	236.5	(11.8)
Asset Backet Securities (ABS)	742.6	78.6	(0.3)	629.8	186.6	(2.4)
Total banking book securities	4,550.5	6,649.5	(9.2)	4,669.3	5,801.1	(73.2)

Net treasury assets – net treasury assets increased by approx. €1.4bn (from €5bn to €6.4bn), while the change is much more pronounced on a gross basis, where the balance of trading activities and treasury lendings and cash rose by €6.6bn to €26.5bn. Such growth was despite the cash outflows to repay the T-LTRO (which totalled approx. €4.3bn over the twelve months), due to an increase of €5.1bn in treasury funding which totalled €10.6bn, and to the increase in market repos (up €5.7bn, to €9bn).

The pronounced increase in the Group’s sources of funding encouraged the increase in investments, with the equity component now standing at €3.9bn (up €2.7bn YoY), while the bond component rose by €2.1bn YoY to €3.5bn. This active funding management strategy, coupled with the reduction in cash and cash assets held on deposit with the European Central Bank (down €900m), has enabled the Group to take advantage of favourable market opportunities to improve its earnings results, by deploying the funding raised at higher interest rates.

	30 June 2024	30 June 2023
	(€m)	(€m)	Chg.
Financial assets held for trading	15,409.5	9,546.2	61.4%
Treasury financial assets and cash	11,102.6	10,378.5	7.0%
Financial liabilities held for trading	(9,504.7)	(9,436.7)	0.7%
Treasury financial liabilities	(10,584.1)	(5,470.0)	93.5%
Net treasury assets	6,423.3	5,018.0	28.0%

	30 June 2024	30 June 2023
	(€m)	(€m)	Chg.
Equities	3,880.7	1,147.5	n.m.
Bond securities	3,507.7	1,388.1	n.m.
Derivative contract valuations	(10.7)	(139.5)	n.m.
Certificates	(1,728.7)	(2,290.6)	-24.5%
Trading loans	255.9	4.1	n.m.
Financial instruments held for trading	5,904.9	109.6	n.m.

40 | Consolidated financial statements as at 30 June 2024

	30 June 2024	30 June 2023
	(€m)	(€m)	Chg.
Cash and current accounts	1,232.0	1,495.3	-17.6%
Cash available at BCE	2,608.4	3,499.9	-25.5%
Deposits	(3,322.0)	(86.8)	n.m.
Net treasury	518.4	4,908.4	-89.4%

	30 June 2024		30 June 2023
	(€m)		(€m)
	Assets	Liabilities	Assets	Liabilities
Italian government bonds	5,218.2	(3,998.2)	1,999.4	(1,925.2)
Foreign government bonds	1,360.4	(734.2)	1,263.6	(2,120.8)
Bond issued by financial institutions	1,400.3	(167.8)	1,840.8	(44.0)
Corporate bonds	142.6	(1.2)	110.0	—
Asset Backet Securities (ABS)	287.6	—	264.3	—
Equities	3,930.0	(49.3)	1,187.6	(40.1)
Total securities	12,339.1	(4,950.7)	6,665.7	(4,130.1)

	30 June 2024		30 June 2023
	(€m)		(€m)
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	572.3	(658.4)	541.9	(550.8)
Foreign exchange	309.0	(263.3)	408.3	(329.9)
Interest rate options/futures	12.1	(47.4)	7.8	(23.6)
Equity swaps e options	1,784.4	(1,787.1)	1,747.0	(1,886.3)
Credit derivatives (others)	287.6	(220.0)	158.8	(212.7)
Derivative contract valuations	2,965.3	(2,976.0)	2,863.8	(3,003.3)

	30 June 2024		30 June 2023
	(€m)		(€m)
	Assets	Liabilities	Assets	Liabilities
Securities lending/repos deposits	5,187.0	(9,055.2)	3,006.9	(3.295.1)
Stock lending deposits	188.0	(636.8)	442.5	(584.7)
Other deposits	2,405.2	(1,410.2)	2,063.0	(1.719.4)
Deposits	7.780.2	(11.102.2)	5.512.4	(5.599.2)

Review of operations Mediobanca Group | 41

Tangible and intangible assets – these totalled €1.6bn (€1.3bn), with intangible assets increasing from €796.9m to €1bn, and tangible assets of €549.6m (€530.7m).

The trend in the twelve months was attributable to the two acquisitions, the Purchase Price Allocation process for both of which has already been concluded. In particular, the acquisition of Arma Partners has resulted in goodwill of €246.9m being recorded, after the brand was valued at €29.1m, and a client list identified worth €6.3m; while for the HeidiPay Switzerland deal, a client list worth €2.6m was matched with €5.1m in goodwill. Conversely, the RAM and Messier & Associés brand values were reduced, by €31.7m and €10.2m respectively.

As for software, acquisitions worth €36.5m were made during the twelve months, and €38.6m in amortization charges recognized, including the work ahead of schedule for the software used by MIS for a total of €6.8m.(14)

Tangible assets rose from €530.7m to €549.6m and involve purchases of furniture and equipment totalling €35.6m, spending on capitalized improvements amounting to €18.3m, and as usual operations covered by IFRS 16 (most of which attributable to renting contracts) of €37.2m. Depreciation and amortization charges totalled €71.1m, €49.9m of which pursuant to IFRS 16 and €21.2m on properties and other tangible assets.

	30 June 2024		30 June 2023
	(€m)%		(€m)%		Chg.
Land and properties	456.0	29%	457.2	34%	-0.3%
– of which: core	169.5	11%	171.4	13%	-1.1%
buildings RoU ex IFRS16	229.7	14%	229.9	17%	-0.1%
Other tangible assets	93.6	6%	73.5	6%	27.3%
– of which: RoU ex IFRS16	15.6	1%	11.7	1%	33.3%
Goodwill	827.3	52%	574.6	43%	44.0%
Other intangible assets	218.1	14%	222.3	17%	-1.9%
Total tangible and intangible assets	1,595.0	100%	1,327.6	100%	20.1%

(14)	The amortization charges have been restated in the profit and loss account shown on p. 27 under “Other income (losses)”; see below, “Other income (losses)”, for further details.

42 | Consolidated financial statements as at 30 June 2024

		(€m)

Transaction	30 June 2024	30 June 2023
Polus Capital	57.7	57.0
MB Private Banking	52.1	52.1
Messier et Associés	93.2	93.2
Arma Partners	246.9	—
Consumer	377.4	372.3
Total Goodwill	827.3	574.6

An updated list of the core properties owned by the Group is provided below:

		Book value	Book value per squ. m
	Squ. M	(€m)	(€/000)
Milan:
– Piazzetta Enrico Cuccia n. 1	9,318	16.–	1.7
– Via Filodrammatici n. 1, 3, 5, 7 -
Piazzetta Bossi n. 1 -
Piazza Paolo Ferrari n. 6	13,390	61.9	4.6
– Foro Buonaparte n. 10	2,926	8.9	3.–
– Via Siusi n. 1-7	22,608	21.6	1.–
Rome (*)	1,790	7.6	4.2
Vicenza	4,239	4.3	1.–
Luxembourg	442	3.5	7.9
Monaco	4,721	44.9	9.5
Other minor properties	2,911	0.5	0.2
Total	62,345	169.2

(*)	The Piazza di Spagna property, carried at a book value of €23.2m, is used only in part by Mediobanca, and has therefore not been included among its core assets.

Reference is made to Notes to the Accounts, Assets, section 10, for further details on the Purchase Price Allocation process and the valuations of the tangible and intangible assets tested for impairment as required and provided for by IAS 36 and by the Group Impairment Policy.

Provisions for liabilities – these amounted to €158.1m; the reduction compared to last year (€182.6m) was primarily attributable to the provision for risks and charges (which decreased from €139.6m to €116.3m); while commitments and guarantees and the provision for statutory end-of-service payments were both largely stable, the former at €21.4m (vs €22.2m) and the latter at €20.8m (€20.4m).

The provision for risks and charges primarily covers the legal and tax disputes (€63.3m), plus sundry other charges (€42.8m), in part linked to human resources for guarantees and indemnities (€23m), and the specific risks such as the one entailed by the Lexitor ruling (€10m).

Review of operations Mediobanca Group | 43

The reduction in the heading overall is attributable mainly to the use of the provisions set aside last year to facilitate staff turnover (€14m) and to provisions being released as a result of the favourable outcome of some litigation (€11m).

For further details, reference is made to section 10 of the Notes to the Accounts.

	30 June 2024		30 June 2023
	(€m)%		(€m)%		Chg.
Commitments and financial guarantees given	21.4	14%	22.2	12%	-3.6%
Provisions for risks and charges	116.3	74%	139.6	77%	-16.7%
Staff severance indemnity provision	20.4	12%	20.8	11%	-1.9%
of which: staff severance provision discount	(0.6)	n.m.	(0.5)	n.m.	20%
Total provision	158.1	100%	182.6	100%	-13.4%

Net equity – net equity totalled €11.2bn, near the same level as last year (€11.3bn), with most of the profit for the twelve months (€1,273.4m) accounted for by payment of the dividend (2023 dividend: €713.4m; 2024 interim dividend: €421.2m); the €158.7m reduction in the cash flow hedge valuation reserve was partly offset by the increase in the FVOCI valuation reserve (up €40m).

It should be noted that the share buyback scheme authorized by shareholders at the Annual General Meeting held on 28 October 2023 was completed during the twelve months under review. A total of 17 million ordinary shares, equal to 2% of the company’s s hare capital, were acquired for a total outlay of €197.8m, and the shares were duly cancelled on 11 June 2024.

			(€m)

	30 June 2024	30 June 2023(*)	Chg.
Share capital	444.5	444.2	0.1%
Other reserves	9,929.0	9,793.2	1.4%
Interim dividend	(421.2)	—	n.m.
Valuation reserves	(68.6)	62.1	n.m.
- of which: financial assets recognized at FVOCI	116.5	71.1	63.9%
cash flow hedge	113.7	272.4	-58.3%
equity investments	(274.4)	(277.8)	n.m.
Profit for the period	1,273.4	1,026.	24.1%
Total Group net equity	11,157.1	11,325.5	-1.5%

(*)	The figures as at 30 June 2023 have been restated after Bank of Italy Circular no. 262/2005, eighth update came into force, incorporating the introduction of the new IFRS 17 – insurance contracts.

44 | Consolidated financial statements as at 30 June 2024

Conversely, the FVOCI valuation reserve rose from €71.1m to €116.5m; the reduction in spreads related to the short duration of the debt securities enabled the Fair Value of the securities held in the portfolio to recover gradually (increasing by €72m), €12.5m of which is attributable to Italian government securities; the Fair Value was impacted at the year-end by the uncertain scenario due to the French elections. The compulsory reserve returned to positive territory in July 2024.

			(€m)

	30 June 2024	30 June 2023	Chg.
Equity shares	151.2	147.5	2.5%
Bonds	(9.2)	(73.3)	-87.4%
of which: Italian government bonds	(16.6)	(35.0)	52.6%
Tax effect	(25.5)	(3.1)	n.m.
Total OCI reserve	116.5	71.1	63.9%

Review of operations Mediobanca Group | 45

Profit and loss account

Net interest income – net interest income totalled €1,984.8m, up 10.2% on last year (€1,801m); the quarterly trend was stable across the twelve months, with NII in 4Q totalling approx. €493m. Total loans were unchanged for the year, at around €52bn, with a marked increase in ROA (up 162 bps, to 5.88%); funding, which grew in terms of volumes due to good diversification of the channels (retail/ institutional/promotions), saw its finite rate increase by 106 bps (CoF: 2.41%). Sovereign debt being cheap again drove a robust increase in both volumes and profit for the banking book, as did the benefit of the ALM position being favourable to rising interest rates. Consumer Finance consolidated its position as the Group’s leading contributor to net interest income, with new loans growing (to €8.4bn) which enabled the Division to break through the €1bn NII barrier for the first time (up 6%, from €984.9bn to €1,043.9m), helped by intensive repricing activity for the new business which made up almost entirely for the increase in the cost of hedges (ROA: up 88bps to 8.36%). Wealth Management reported NII of €425m, up 17.6% YoY, helped by the higher lending rate (up 175 bps; ROA: 4.23%), and the cost of funding which, while higher, still rose by less than the lending rate (up 106 bps; CoF: 1.66%). Treasury management generated net interest income of €146.9m (up €48.8m YoY): the improvement reflects a good performance by the banking book, which repriced by approx. 114 bps over the twelve months, helped by the short duration. Net interest income earned by the Corporate and Investment Banking division rose by 6.6% to €307m on the back of a higher contribution from the Markets Division and the proprietary trading desk, which benefited from coupons with higher interest rates, which resulted in the value being represented under this heading rather than as trading profits.

			(€m)

	30 June 2024	30 June 2023	Chg.
Consumer Banking	1,043.9	984.9	6.0%
Wealth Management	425.0	361.5	17.6%
Corporate and Investment Banking	307.0	288.0	6.6%
Holding Functions e altre (incl.IC)	208.9	166.6	n.m.
Margine d’interesse	1,984.8	1,801.0	10.2%

Net treasury income – this item totalled €172.2m, up 16.3% on last year (€205.7m). The proprietary trading portfolio delivered a profit of €58.5m, almost half the figure reported twelve months previously (€104.9m), due to a lower contribution from CIB trading of €19.4m (€62.1m), whereas banking book management in the Holding Functions was more or less stable at €39.2m (€42.8m), including €10.2m in gains realized on disposals of securities held in the banking book. Client trading

46 | Consolidated financial statements as at 30 June 2024

activity generated income of €75.6m (€72.7m), following a good performance in fixed-income trading (which improved from €16.1m to €26.2m), benefiting from operations in arbitrage and certificates (new instruments worth over €450m issued), with much of the profit, however, being accounted for as net interest income; income from equity trading totalled €46.7m, with much of the gap versus last year’s performance (€55.5m) being made up in 4Q (€20.8m), helped by the recovery in certificates trading and by managing the portfolio volatility effectively. Dividends and other income from Principal Investing/Insurance business rose from €16m to €26.6m, due to the generalized increase in flows received from assets held in the portfolio, plus a one-off contribution from Italmobiliare.

			(€m)

	30 June 2024	30 June 2023	Chg.
Corporate Investment Banking	95.0	135.0	-29.6%
of which: client fixed income	72.8	71.6	1.7%
Principal Investing	26.6	16.0	66.3%
Holding Functions	39.2	42.8	-8.4%
Other (including Intercompany)	11.4	11.9	-4.2%
Net treasury income	172.2	205.7	-16.3%

Net fee and commission income – fee income totalled €939.4m, up 11.5% YoY, following an excellent 4Q performance (€279.2m) which confirms the signs of recovery in M&A activity seen during 2024. The increase was concentrated in Investment Banking and corporate services(15) (fees of €270m; up 33% YoY), which were boosted by the consolidation of Arma Partners (€68m in fees for 9M), plus organic growth in advisory business (fees up from €144m to €160m), which offset the sharp drop in demand for Equity Capital Market services (the contribution from which slipped from €27m to €6m); while the positive trend in Wealth Management continued(16)  (fees up 8%, to €441m), and also in lending activity (€257m, up 5%) driven by retail business (€159m, up 6%). Turning to the various business lines, fee income earned from Wealth Management operations continues to grow, up 8.9% (from €449.6m to €489.4m): consistent with demand still strongly geared in favour of AUA, upfront fees (soared by 25%, to €96.6m, €26.5m of which in 4Q), with growth in the recurring component less buoyant (management and banking fees up 5.7% to €449m); performance fees totalled €14.7m (approx. €9m of which in 1H). In CIB (fees up 24.6% to €360.6m), Investment Banking posted fees of €235m (up 38% YoY, €98m of which in 4Q), with approx. €140m from international business(17) , while the Debt Division

(15)   Investment banking and corporate services include corporate finance, ECM, and NPL management.

(16)   Asset management services include management and upfront fees.

(17)  Includes Arma Partners (€67m), Messier et Associés (€42m), and deals managed by the Spanish branch office.

Review of operations Mediobanca Group | 47

reported fees from bond placements and lending activity totalling €86.8m (up 4% YoY). Fees generated from Specialty Finance operations were up 9.5%, to €33.3m, while those from Consumer Finance rose by 5.7%, to €145.1m, with Pagolight’s contribution €20m.

			(€m)

	30 June 2024	30 June 2023 (*)	Chg.
Wealth Management	489.4	449.6	8.9%
Corporate & Investment Banking	360.6	289.4	24.6%
Consumer Banking	145.1	137.3	5.7%
Holding Functions and other (including intercompany)	(55.7)	(33.5)	66.3%
Net fee and commission income	939.4	842.8	11.5%

(*)	The figures as at 30 June 2023 have been restated after Bank of Italy Circular no. 262/2005, eighth update came into force, incorporating the introduction of the new IFRS 17 – insurance contracts.

Insurance sector and other equity-accounted investments – the growth in this item, from €453.9m to €510.4m (up 12.4%), was related to the positive performance by Assicurazioni Generali (contribution up from €442.8m to €503m) reported in all business segments. The company’s results were boosted by certain non-recurring items, including the gains on the disposals of TUA Assicurazioni S.p.A. and Generali Deutschland Pensionskasse, plus the financial effects deriving from introduction of the new IFRS 9 and IFRS 17. As for the other IAS 28 investments, the contribution for the twelve months, which totalled €7.4m (€11m) was due to the result posted by CLI Holdings II (€7.5m, €3.2m of which in 4Q).

Operating costs – operating costs were up 9.1%, from €1,413.1m to €1,542.2m, reflecting the increase in the headcount (with 216 new staff, for a total of 5,443) plus the higher IT costs; the cost/income ratio was stable at 42.8%; the main components performed as follows:

–	Labour costs rose by 10.5%, from €728.3m to €804.5m, with three-quarters of the increase regarding the fixed component, and reflecting the increase in headcount referred to above, itself concentrated in the business areas (CIB: 84 more staff, mostly in relation to Arma Partners; WM: 62 more staff; and CF: 43 more staff), plus the effects of the national collective contract renewal (approx. €10M); as for the variable components (up 8% YoY), the increase is linked to the performance and as such is also concentrated in the business areas (CIB and WM), where the retention needs are also highest. As for the individual divisions, WM posted an increase in labour costs of 10.5% (€325.1m), CIB of 17.5% YoY (€215m, €19.3m of which in relation to Arma Partners); CF of 6% (€120.6m); and the Holding Functions Division of 4.7% (€139.7m), due to the strengthening of the central units;

48 | Consolidated financial statements as at 30 June 2024

–	Administrative expenses rose by 7.7%, from €684.8m to €737.7m, the increase between split between the technology upgrade and projects (approx. €25m which accounted for 41% of the total), and growth in the business areas (approx. €20m, or 36% of the total), with around €5m attributable to inflation, with respect in particular to IT leasing instalments, operations and rent. The increase in the technology component (up 7.4% YoY, to €240m) reflects the amortization of the investments made in the previous years and the higher data processing costs (€150m; up 3% YoY) and info-provider costs (up 10% YoY, to €47.5m); new projects (up from €54m to €68m) regard certain Group-wide strategic projects (migration to cloud-based solutions and development of an ESG platform) plus activities specific to the individual divisions (Pagolight platform, adaptation of CIB markets); there were also increases in expenses linked to commercial expansion, from €68.7m to €75.5m, such as marketing, which includes the rebranding of CheBanca! as Mediobanca Premier; communications and travel-related expenses; increases in spending on offices,(18) rose by 7% YoY (to €89.4m), while costs related to operations services (€115.5m) were higher in the CF and CIB segments but were stable in WM. With regard to the individual divisions: WM accounted for €288.4m of the costs (up 10.5%); CF €248.9m (up 6.5%); and CIB €164.9m (up 14.3%, 9.7% net of Arma Partners). The Holding Functions division’s costs decreased from €68.6m to €52.6m, with the share of central costs (net of the amounts charged back to the other divisions) totalling €118m, or 7.6% of the Group total.

			(€m)

	12 mths ended	12 mths ended
	30/6/24	30/6/23	Chg.
Labour costs	804.5	728.3	10.5%
of which: directors	9.6	11.3	-15.0%
stock option and performance share schemes	11.6	11.2	3.6%
Sundry operating costs and expenses	737.7	684.8	7.7%
of which: depreciations and amortizations	102.9	92.3	11.5%
administrative expenses	634.8	592.5	7.1%
Operating costs	1,542.2	1,413.1	9.1%

(18) Includes depreciation charges for properties, both owned and leased.

Review of operations Mediobanca Group | 49

			(€m)

	12 mths ended	12 mths ended
	30/6/24	30/6/23	Chg.
Legal, tax and professional services	20.0	16.3	22.7%
Other consultancy expenses	45.4	39.0	16.4%
Credit recovery activities	43.7	55.0	-20.5%
Marketing and communication	55.4	49.2	12.6%
Rent and property maintenance	25.9	23.0	12.6%
EDP	178.5	162.2	10.0%
Financial information subscriptions	59.5	54.1	10.0%
Bank services, collection and payment commissions	31.8	32.9	-3.3%
Operating expenses	66.9	66.6	0.5%
Other labour costs	18.6	18.0	3.3%
Other costs	52.2	45.3	15.2%
Direct and indirect taxes	36.9	30.9	19.4%
Total administrative expenses	634.8	592.5	7.1%

Loan loss provisions – these decreased by 6.7%, from €270.1m to €252.1m, reflecting a cost of risk (CoR) at 48bps down 4 bps compared to last year. The asset quality indicators remain adequate, despite a slight deterioration recorded in Consumer Finance, but still within pre-Covid levels. Loan loss provisions in Consumer Finance increased from €203.9m to €249.7m, reflect the anticipated increase in default rates, plus the loan mix being geared more towards direct personal loans; recovery rates remain excellent, with a low stock of NPLs gross (NPL ratio: 5.93%) and adequate coverage levels (NPLs: 75.7%; performing loans: 3.67%) underpinned by the stock of overlays which, despite reducing gradually (down from €208.6m to €174.9m, following the update of the ECL models), still represent something like one year of provisions; the CoR rose from 145 bps to 168 bps (174 bps in 4Q). Corporate and Investment Banking posted net writebacks of €10.6m, representing a strong improvement on last year, when charges of €32.3m were taken, and reflecting the improvement in portfolio quality (post-derisking), the reduction in volumes, and the lower client exposure to inflation risk (which enabled an approx. €12.4m reduction in overlays). Provisioning in Wealth Management totalled €7.4m, down 30% on last year (€10.5m), with a CoR of 4 bps (7 bps); this area continues to benefit from positive risk indicators and good credit recovery performances; the stock of overlays stood at €12m.

			(€m)

	12 mths ended	12 mths ended
	30/6/24	30/6/23	Chg.
Corporate and Investment Banking	(10.6)	32.3	n.m.
Consumer Banking	249.7	203.9	22.5%
Wealth Management	7.4	10.5	-29.5%
Holding Functions (leasing and NPL management)	5.6	23.4	-76.1%
Loan loss provisions	252.1	270.1	-6.7%
Cost of risk (bps)	48	52

50 | Consolidated financial statements as at 30 June 2024

Provisions for other financial assets(19)  – writebacks in respect of other financial assets of €13.9m were credited. Compared to last year, when charges of €7.3m were taken, holdings in investment funds being aligned to Fair Value reversed their trend on the back of the positive performance by financial markets during the financial year, recorded gains of €17.3m ,virtually all of which were due to the seed capital portfolio (the RAM funds in particular). This heading also comprises the provisioning for banking book securities (€3.4m).

			(€m)

	12 mths ended	12 mths ended
	30/6/24	30/6/23	Chg.
Hold-to-Collect securities	(1.4)	(2.6)	-46.2%
Hold-to-Collect & Sell securities	(2.0)	0.7	n.m.
Financial assets mandatorily FVTPL	17.3	(5.4)	n.m.
Provisions for other financial assets	13.9	(7.3)	n.m.

Other gains (losses) – this heading reflects a net loss of €90.2m (€185.8m last year), of which:

–	€50.7m in payments to the resolution funds, primarily the ordinary payment (€23.9m) and the early booking of the final payment due under the Deposit Guarantee Scheme of €24.2m (paid on 2 July 2024); this amount was charged to the accounts as at 30 June 2024, in view of the fact that the payment is compulsory from the date on which the stock for the financial year concerned is consolidated, and paid early on in July. In addition, a final adjustment of €2.6m was also taken in respect of the Single Resolution Fund, post-restatement by the Single Resolution Board following the eight years of ramp-up;

–	€31.7m by way of adjustment for the RAM brand, established using the Fair Value methodology based on the forward-looking data at 1Y;

–	€6.8m in additional amortization charges pursuant to IAS 8 (Changes in Accounting Estimates) following the recalculation of the useful life of much of the IT software owned by MIS, in accordance with the strategy undertaken by the Group to systematically reduce obsolete technology;

–	€1m in net costs, including the adjustment of the Messier & Associés brand to its initial recognition value in the individual accounts (resulting in a charge of €17m being taken) rather than that stated in the consolidated accounts (€27.2m), most of which has been offset by the writebacks credited as a result of the PPA process being completed (release of upfront share and payment of the deferred share) and the valuation effects for the provision for risks and charges, plus the liabilities due in respect of the put-and-call agreements.

(19)   Under IFRS 9, the impairment process applies to all financial assets (securities, repos, deposits and current accounts) recognized at cost (the “Hold to Collect” model) and to all bonds recognized at fair value through other comprehensive income (the “Hold to Collect and Sell” model).

Review of operations Mediobanca Group | 51

Income tax – income tax for the period totalled €436.7m (30/6/23: €394.4m), equivalent to a tax rate of 25.2% (27.6%). The Mediobanca Group adheres to the consolidated tax regime provided by Articles 117ff of the Italian Income Tax Act (known also as “national tax consolidation”). Of the various effects deriving from this decision, the main benefit is being able to determine an overall amount of comprehensive income, which is equal to the algebraic sum of the tax income or losses reported by the parties that have opted into this system, which is subject to IRES taxation at 24%. It should also be noted that Mediobanca has been admitted to the co-operative compliance programme instituted by the Italian revenue authority under Title III of Italian Legislative Decree no. No. 128 of 5 August 2015, as amended by Italian Legislative Decree no. 221/2023, effective from the tax period ended on 30 June 2023, after putting in place an effective system for recording, measuring, managing and controlling tax risk (the “Tax Control Framework”), in line with the Tax Conduct Principles adopted by the Board of Directors. The Tax Control Framework was also extended to Compass Banca and to Mediobanca Premier during the twelve months, both of which had applied for admission.

52 | Consolidated financial statements as at 30 June 2024

Profit-and-loss figures/balance-sheet data by division

WEALTH MANAGEMENT

This division brings together all asset administration and management services offered to the following client segments:

–	Private Banking (Mediobanca Private Banking and CMB Monaco);

–	Mediobanca Premier, formerly CheBanca!;

Asset Management division, primarily captive business (Mediobanca SGR, Polus Capital, RAM Active Investments, Mediobanca Management Company).

This division also includes the results of the fiduciary business carried on by Spafid S.p.A. (Spafid Trust).

			(€m)

	12 mths ended 30/6/24	12 mths ended 30/6/23	Chg. %
Profit-and-loss
Net interest income	425.0	361.5	17.6
Net trading income	9.2	9.4	-2.1
Net fee and commission income	489.4	449.6	8.9
Total income	923.6	820.5	12.6
Labour costs	(325.1)	(294.2)	10.5
Administrative expenses	(288.4)	(260.9)	10.5
Operating costs	(613.5)	(555.1)	10.5
Loan loss provisions	(7.4)	(10.5)	-29.5
Provisions for other financial assets	1.4	(1.2)	n.m.
Other income (losses)	(3.7)	(20.9)	-82.3
Profit before tax	300.4	232.8	29.0
Income tax for the period	(91.0)	(70.0)	30.0
Minority interest	(0.9)	(0.9)	n.m.
Net profit	208.5	161.9	28.8
Cost/Income (%)	66.4	67.7

		(€m)

	12 mths ended 30/6/24	12 mths ended 30/6/23
Balance-sheet data
Loans and advances to customers	16,853.2	16,827.3
of which:
MB Premier	12,568. –	12,384.1
Private Banking	4,285.2	4,443.2
New loans	1,100.6	2,244.7
Risk-weighted assets	6,051.5	5,959.4
RORWA	3.6%	3.1%
No. of staff	2,259	2,197

Review of operations Mediobanca Group | 53

	12 mths ended 30/6/24	12 mths ended 30/6/23	Chg. %
Commercial data
Relationship managers	536	522	2.7%
Financial advisors	615	565	8.8%
No. of branches/agencies MB Premier	209	208	0.5%
Private Banker	155	149	4.0%

Net profit for totalled €208.5m (up 28.8% YoY, up 4.7% QoQ), on revenues of €923.6m (up 12.6% YoY, up 0.5% QoQ), with the cost/income ratio declining to 66.4% (67.7% last year) and the CoR at 4 bps; RORWA for the division rose to 3.6% (3.1% last year), versus the Strategic Plan target of 4%.

Net New Money for the twelve months totalled €8.4bn (€3.3bn in 4Q), almost all of which was AUM/AUA, given that the direct component was down slightly (by €220m), due to the conversion activity offset by the new deposits recorded in 4Q (€1.5bn), following a strong promotional campaign through the proprietary networks (Mediobanca Premier and Mediobanca Private Banking); the market effect for the twelve months was positive (€3.2bn), concentrated in the six central months of the year.

Assets managed on behalf of clients (TFAs) totalled €99.4bn (30/6/23: €88bn), with €71.5bn in AUM/AUA (€59.8bn) and the ROA for the AUM component stable at 84 bps; deposits were also stable at €28bn (€28.2bn); the Premier segment contributed TFAs of €41.8bn (up 11.4% YoY and up 3% QoQ), €24.9bn of which AUM/AUA (up 21.2% YoY, and up 4% QoQ) and €16.9bn deposits; Private Banking reported TFAs of €44.9bn (up 15.7% YoY and up 4% QoQ), €33.8bn of which were AUM/AUA (up 22.7% YoY and 1% QoQ) and €11.1bn deposits (approx. 35% in time depo), while Asset Management posted TFAs of €28.2bn (up 9% YoY and down 2% QoQ), €15.5bn of which placed internally within the Group.

				Chg. %
Net TFA	30 June 2024	31 December 2023	30 June 2023	June 24 / June 23	June 24 / Dec 23
Private Banking	44,867	41,980	38,788	15.7%	6.9%
Premier Banking	41,820	39,289	37,548	11.4%	6.4%
Asset Management	28,239	26,959	25,914	9.0%	4.7%
Intercompany	(15,495)	(14,673)	(14,217)	9.0%	5.6%
Wealth Management	99,431	93,555	88,033	12.9%	6.3%

				Chg. %
Deposits	30 June 2024	31 December 2023	30 June 2023	June 24 / June 23	June 24 / Dec 23
Private Banking	11,026	10,709	11,205	-1.6%	3.0%
Premier Banking	16,888	16,992	16,984	-0.6%	-0.6%
Asset Management	—	—	—	n.m.	n.m.
Wealth Management	27,915	27,702	28,189	-1.0%	0.8%

54 | Consolidated financial statements as at 30 June 2024

				Chg. %
AUM/AUA	30 June 2024	31 December 2023	30 June 2023	June 24 / June 23	June 24 / Dec 23
Private Banking	33,841	31,270	27,583	22.7%	8.2%
Premier Banking	24,932	22,296	20,564	21.2%	11.8%
Asset Management	28,239	26,959	25,914	9.0%	4.7%
Intercompany	(15,495)	(14,673)	(14,217)	9.0%	5.6%
Wealth Management	71,517	65,853	59,844	19.5%	8.6%

	2022-2023
Net New Money	IQ	IIQ	IIIQ	IVQ
Private Banking	1,001	1,061	740	1.591
Premier Banking	222	1,109	381	1.625
Asset Management	(85)	82	(120)	(331)
Wealth Management	1,138	2,252	1,001	2,885

	2023-2024
Net New Money	IQ	IIQ	IIIQ	IVQ
Private Banking	624	1,649	299	1,893
Premier Banking	163	955	679	1,261
Asset Management	395	(82)	371	145
Wealth Management	1,182	2,522	1,349	3,299

The results delivered confirm the Group’s ambition to establish itself as a leading operator on the domestic market over the course of the Strategic Plan 2023-26 “One Brand-One Culture”, by leveraging on multiple factors, including brand strength, offering content, focus on HNWI/UHNWI clients, and developing a global advisory offering for both entrepreneurs and businesses. At Group level, the WM Division is the second contributor to results by revenues and the first in terms of fees, with growth prospects for the 2023-26 period likely to outperform the system at the level of TFAs (€115bn, 3Y CAGR: 11%), revenues (approx. €1bn) and profitability (RORWA 4%).

The ongoing high market interest rates have favoured investments in bond products, including corporate bonds, sovereign debt products and funds with debt securities as the underlying instrument, at the expense of wealth management products; for this reason, commercial efforts in Private Banking have focused on the offer of certificates (generating approx. €1.8bn in 12M, mainly structured instruments with credit as the underlying instrument), and in Premier Banking, on funds with bond content (Target Maturity), some of which managed by Mediobanca SGR to guarantee yields, diversification and portfolio optimization.

Review of operations Mediobanca Group | 55

Interaction between the Group’s distributors and product factories has been strengthened with the objective of presenting a harmonized commercial offering, structured over the various client segments, based on the specific needs and requirements of each of them, and leveraging on synergies with the CIB Division in order to consolidate the Private & Investment Banking model which relies on the liquidity events generated by Investment Banking as one of the most important growth factors for assets under management.

As for the Private Banking segment, in Public Markets the enrichment of the division’s core portfolio management products has continued, where, in view of the macroeconomic interest rate scenario, four new strategies have been introduced (three Buy & Hold bond strategies with different maturities and one equity strategy). The twelve months under review also saw the launch of the first two Actively Managed Certificates (AMCs), i.e. products structured through a combination of investment strategies (primarily options-based) being incorporated into a tradable security.

In Private Markets, the Apollo Aligned Alternatives fund has been complemented, among the semi-liquid funds offered, by the KKR fund, a product which combines the advantages of private equity strategies with higher liquidity than other funds typical of this asset class; overall private equity funds have collected some €190m in the course of the twelve months. Both the closed-end fund promoted in conjunction with Investindustrial and the international real estate initiative implemented in partnership with UBS Asset Management are now at the placement stage. The BlackRock programme investment activity has seen four new deals launched, taking the total investment for the programme to over €500m.

As regards club deals with Italian SMEs as the target, the first €500m investment programme (TEC) has now ended, and the funding for the commitment of the second round of the programme (TEC 2) has also been completed, with a total of €900m committed; the first investment has been made in a company operating in the tourism/hospitality sector.

The Private and Investment Banking model has enabled around €1bn in liquidity events to be generated in the twelve months, some €250m of which involved also participation in the CIB Division’s advisory process.

As for the Premier Banking segment, the rebranding of CheBanca! as Mediobanca Premier took place at the start of 2024, with the objective of repositioning the bank versus a higher- end client bracket able to benefit from an integrated Group

56 | Consolidated financial statements as at 30 June 2024

offering, which on the Wealth Management side also contemplates leveraging the capabilities of the Group asset management product factories, and on the CIB side, gives entrepreneurs an opportunity to call on the Group’s Corporate and Investment Banking services for both their ordinary and extraordinary financing requirements, not to mention the outstanding capabilities of the Mediobanca Securities equity research teams and the Mediobanca Research Area. During the next three years Mediobanca Premier aims to accelerate this repositioning versus Premier clients (increasing the number of Affluent clients, i.e. clients with AUM of over €500,000, by 16%, and Private clients, i.e. those with AUM of over €1m, by 50%) through the recruitment of new bankers and FAs with larger portfolios, and by expanding the wealth management products and services offered.

Mediobanca Premier took advantage of the high interest rate scenario during the twelve months, offering Affluent and Wealthy clients different types of bond issues diversified by duration and currency, and providing them with access to new promotions on direct funding with a view to conversion. As for investment products, securities worth a total amount of €1.4bn have been placed, almost €250m of which in certificates.

The range of delegated management funds has also been expanded, with the addition of two new strategies, in partnership leading international asset managers (Mediobanca Pictet New Consumer Trend, Mediobanca Schroders Diversified Income Bond), for a total amount of €129m; meanwhile, the placement of the strategies already featured in the portfolio also continues (Mediobanca Morgan Stanley Step In Global Balanced ESG Allocation, Mediobanca Fidelity World Fund, Mediobanca MFS Prudent Capital, Mediobanca Nordea World Climate Engagement), which involve a total of €141m.

In addition, again with a view to taking maximum advantage of the favourable market interest rates and to satisfy client demand for bond products, a total of four new Target Maturity bond funds have been placed: MB Selezione Cedola Italia 2026 and 2029 (for a combined total of €278m), MB ESG Credit Opportunities 2029 (€60m), and MB Credit Opportunities 2030 (€27m), for which the placement window ends after the end of the financial year. Both the MB ESG Credit Opportunities funds qualify as SFRD Article 8 funds.

Overall, the distribution structure consists of 1,306 professionals, 1,151 of whom in Premier Banking, split between bankers (536, an increase of 14) and FAs (615, an increase of 50), working out of 102 branches and 107 offices. In

Review of operations Mediobanca Group | 57

Private Banking the distribution structure has risen to 155 (six added), primarily as a result of strengthening the Group’s footprint in the local branches throughout Italy, such as in Bologna, Florence and Padua, through the recruitment of senior bankers; while the programme for developing young talent has also continued.

In Alternative Asset Management, Polus has consolidated the growth of its AUM which now total €8.7bn. In the CLO segment, the first US platform deal has been launched, which is expected to be priced by the end of 1Q FY 2024-25; while in Europe two deals have been closed (CLO XVI and XVII) raising a total of approx. €800m; and a third has been launched, which was priced in July 2024. Master Fund activity has improved its track record, enabling it to grow (AUM of over €400m), and launching a parallel activity with the closed-end Special Situation fund which has target assets of €750m, with €120m already gathered.

RAM AI has continued with its turnaround process by focusing on its core businesses, in view of the quality of the performances with some stabilization in terms of assets (AUM €1.5bn). The following in particular should be noted: European Market Neutral Equities (AUM: €144.3m; up 14% since the start of 2024), RAM Mediobanca Strata UCITS (AUM: €280.4m; up 5%) and RAM Emerging Markets (AUM: €498.4m; up 7%).

* * *

Customer loans totalled €16.9bn (basically unchanged), with the mortgage lending share stable at €12.6bn, despite new business halving (from €2.2bn to €1.1bn), impacted by the reduced demand and strong competition from the commercial banks; customer loans in Private Banking totalled €4.3bn, €2.9bn of which attributable to CMB Monaco, virtually stable despite the difficulties on the Lombard market due to the high interest rates.

Gross NPLs increased totalled €227.7m (€218.2m last year), and account for 1.3% of total loans, €155.6m of which in respect of Mediobanca Premier mortgage loans, €57.7m of which attributable to CMB Monaco, and the remainder to the Mediobanca Private Banking Division. The coverage ratio was 42.9% (73.5% for bad debts), and involves a net loan stock of €130m (0.8% of net loans), €67.9m of which were Mediobanca Premier mortgage loans (with the net bad debts totalling €24m), and €55.1m of which were attributable to CMB Monaco. Net loans classified as Stage 2 increased from €726.1m to €744.9m, and represent 4.4% of the loan stock; of these, around 90% consist of mortgages,

58 | Consolidated financial statements as at 30 June 2024

even though the Private Banking component is increasing (up 64.7%, from €44.4m to €73.1m), due to some delays in repayments of instalments for amply-guaranteed loans.

Consolidated revenues climbed from €820.5m to €923.6m (up 12.6% YoY), with €233.5m added in 4Q alone (up 0.5% QoQ). The main income items performed as follows:

–	Net interest income rose from €361.5m to €425m, an increase of 17.6% YoY, with the contribution for 4Q contribution stable at €105.1m; the increase in the cost of funding (up 106 bps, to 1.66%), due to the temporary pricing policy introduced to attract new clients, keeping AUM unchanged (in the €28bn area), was offset by the performance in lending, where, with volumes stable, profitability increased by around 175 bps (ROA: 4.23%); this heading also includes intercompany accounts versus Group Treasury, where the Group’s funding sources are centralized. NII contributed by Private Banking totalled €151.2m (up 29.8% YoY; down 3.9% QoQ); and by Premier Banking €273.8m (up 11.8% YoY; down 0.4% QoQ), growth which remains modest due to the different ALM and interest rate risk structure;

–	Net fee and commission income grew by 8.9% YoY, from €449.6m to €489.4m, with the 4Q contribution totalling €126.1m (up 2.6% QoQ); the increase compared to last year involved upfront fees (which rose from €77.1m to €96.6m; up 25% YoY) linked to the substantial placement of fixed-income products (sovereign debt securities, bonds and certificates/CLN) and Private Markets instruments (such as the major TEC 2 deal in 4Q); there was also a good performance in banking fees (up from €95.1m to €104.6m; an increase of 10% YoY), while the growth in management fees was more moderate (from €329.6m to €344.4m; up 4% YoY, up 3% QoQ), reflecting the performance in wealth management, the recovery in which only began in 2H; while performance fees doubled, from €8.4m to €14.8m (€8.5m of which were recorded during 1H). Private Banking continues to be the main contributor to the division’s fee income, generating fees of approx. €200m (up 15% YoY), while Premier Banking provided fees of €181.7m (up 5.9% YoY), and Asset Management of €98.4m (up 3% YoY).

Operating costs increased from €555.1m to €613.5m (up 10.5% YoY), and in 4Q totalled €156.8m (up 1.1% QoQ); labour costs rose to €325.1m (up 10.5% YoY; down 4.1%), with the growth for the year reflecting the strengthening of the workforce (with 62 new staff added), and the adjustments due to the new national collective bargaining contract, plus the increased cost of indemnities payable

Review of operations Mediobanca Group | 59

in relation to recruitment (the weight of which is volatile, and indeed reduced in 4Q). The increase in administrative expenses (from €260.9m to €288.4m, up 10.5% YoY; up 7.4% QoQ) was due in particular to the IT component (IT expenses: €99m; up 8% YoY, down 13% QoQ), plus investments to refurbish branch offices and premises (€49m; up 12% YoY; up 12% QoQ); the launch of Mediobanca Premier accounted for approx. €8m of the spending, mostly marketing expenses.

Loan loss provisions totalled €7.4m, lower than last year (€10.5m), despite the stock of overlays remaining virtually unchanged, at €12m; the reduction was enabled by the good asset quality of both the loan stock and new business (highly selective), with a low client exposure to rising interest rates through the constant/protected instalment formula.

60 | Consolidated financial statements as at 30 June 2024

CORPORATE AND INVESTMENT BANKING

This division provides services to Corporate customers in the following areas:

–	Wholesale Banking: lending, capital market activities, advisory services, and trading (client and proprietary), performed by Mediobanca, Mediobanca International, Mediobanca Securities, Messier et Associés and Arma Partners;

–	Specialty Finance: factoring, performed by MBFACTA, and credit management, performed by MBCredit Solutions and MBContact Solutions.

			(€m)
	12 mths ended 30/6/24	12 mths ended 30/6/23	Chg. %
Profit-and-loss
Net interest income	307.0	288.0	6.6
Net treasury income	95.0	135.0	-29.6
Net fee and commission income	360.6	289.4	24.6
Total income	762.6	712.4	7.0
Labour costs	(215.0)	(183.0)	17.5
Administrative expenses	(164.9)	(144.3)	14.3
Operating costs	(379.9)	(327.3)	16.1
Loan loss provisions	10.6	(32.3)	n.m.
Provisions for other financial assets	(3.4)	(10.1)	-66.3
Other income (losses)	(2.5)	—	n.m.
Profit before tax	387.4	342.7	13.0
Income tax for the period	(121.0)	(113.8)	6.3
Minority interest (**)	(22.9)	(3.7)	n.m.
Net profit	243.5	225.2	8.1
Cost/Income (%)	49.8	45.9

(**) Includes profits credited back to the category B partners of Arma Partners.

	12 mths ended 30/6/24		12 mths ended 30/6/23
Balance-sheet data
Loans and advances to customers	18,993.3		19,625.9
of which: Corporate	16,042.9		16,765.2
Factoring	2,950.2		2,860.7
Corporate new loans	5,794.3		6,860.3
Factoring turnover	12,009.5		12,084.1
Risk-weighted assets	14,857.6		19,410.2
RORWA	1.4%		1.2%
No. of staff	732	(*)	648
Front Office Wholesale	441	(*)	344

(1) It involves Arma staff

The CIB Division posted a net profit of €243.5m, reporting a high of €74.5m in 4Q, and was 8.1% higher than last year (€225.2m) following the addition of Arma Partners (consolidated since 1 October 2023; revenues:

Review of operations Mediobanca Group | 61

€68.5m; the partnership’s pro rata share in the net profit: €14.6m), and boosted by the writebacks credited in respect of the loan book which came to €10.6m (compared with the €32.3m in charges taken last year). The RORWA posted by the Division grew to 1.4% (1.2%), on a cost/income ratio of 49.8% (45.9%). Wholesale Banking contributed €219.7m to the bottom line for twelve months (€70.2m in 4Q), Specialty Finance €23.8m (€4.3m).

The European M&A market started 2024 strongly, with a 45% increase in volumes of deals announced compared to the same period the previous year. This increase, which bucks the downward trend observed in 2023, was driven primarily by volumes of large-sized deals (with a value of more than $500m), which were up 73%. At the same time, there was a reduction in the number of deals announced, which was down 24%, driven by a 25% drop in the number of medium-/small-sized transactions; while the number of large deals was up 34%.

Despite an 11% drop in the number of deals announced, in the first six months of 2024 the Italian market saw volumes of deals announced increase by almost 4x compared to 1H 2023. Significant increases in volumes, above the average recorded for the European market, were also observed in the United Kingdom and Spain, up 82% and 73% respectively, whereas the German and French markets grew by 31% and 13% respectively.

In this market scenario, the Bank has confirmed its position as advisor of choice in Italy, taking part in the most important deals announced, and completing a total of thirty-five deals over the course of the six months.

Some of the main deals completed in Italy include the sale of a minority stake in IMA to BDT & MSD in the Industrial sector, the merger of UnipolSai into Unipol in the Financial Institutions sector, the acquisition of Fabbrica Italiana Sintetici by Bain Capital in the Healthcare sector, and the acquisition of SKS365 by Lottomatica in the TMT sector, plus certain deals in the Mid-Cap segment, including the acquisition of Autry International by Style Capital and the sale of Magister Group to W-Group.

On the French market, Messier et Associés confirmed its key position, taking part in some of the leading deals concluded in the Large Corporate segment, including the acquisition of Bolloré Logistics by CMA-CGM in the Infrastructure sector, and the acquisition of Micropole by Talan in the TMT sector.

In the Digital Economy sector, Arma Partners confirmed its position as one of the leading advisors in Europe, with 16 deals completed since the acquisition was

62 | Consolidated financial statements as at 30 June 2024

finalized. The software sector has been particularly buoyant; the most significant deals on which the company has advised in this segment include the Visma capital increase implemented by Hg, the sale of Civica to Blackstone, and the acquisition of Ellis Group by Apax Partners. The addition of Arma Partners and its integration into the Bank’s advisory platform are important steps in the Strategic Plan, serving to expand the range of specialist sectors in which Mediobanca provides advisory services, as well as to promote international diversification.

A gradual increase in advisory business is expected in the coming quarters, driven by the pipeline of deals announced in recent months, in both the Italian and international panoramas, including: in the TMT sector, the acquisition of TIM’s fixed line network by KKR, and the business combination between International Game Technology and Every Holdings; and, in the Financial Institutions sector, the public tender offering for Banco Sabadell launched by BBVA, helped also by the generally positive mood and more favourable borrowing conditions available in the Investment Banking market scenario.

Equity Capital Markets reflect investors’ extreme selectivity with regards to IPOs in particular; nonetheless, the Bank has taken part in several of the leading deals closed on the domestic market, acting as Joint Global Coordinator and Joint Bookrunner in both the two deals managed for Campari, the placement of an approx. 6% stake of its share capital through an ABB process and the issue of a convertible bond, plus the sale of 25% of Monte dei Paschi di Siena, also by means of an ABB, for the Italian Ministry for the Economy.

Mediobanca’s commitment to ESG issues has been a feature of the CIB Division’s activities, in line with the Strategic Plan targets, with a view to supporting clients in their energy transition strategies, and to allocating capital with a focus on ESG issues through deals that demonstrate the Bank’s commitment to projects that contribute to environmental and social sustainability.

With reference to advisory business, some of the main deals on the domestic market in which the Bank was involved include the joint venture between Italiana Petroli and Macquarie capital, the reserved capital increase for Eni Plenitude by Energy Infrastructure Partners, and the sale of a 49% stake in Enel Libra Flexsys by Enel to Sosteneo (Assicurazioni Generali). The Bank has also advised on some major deals at European level, including the voluntary public tender offer for Greenvolt by KKR, and the sale of Enerfín to Statkraft by Elecnor.

Review of operations Mediobanca Group | 63

In Debt Capital Markets, the Bank has played a crucial role in the placement of new Green, Social and Sustainability-Linked bonds issued by international issuers, which accounts for around 45% of the total placed, in line with the 2023-26 Strategic Target of 50% (including a €1,250m dual-tranche Green Senior note issued by Assicurazioni Generali, an €850m Green Hybrid Note issued by Terna, a €500m Green Bond issued by Redeia, and a €500m Sustainability Bond issued by Raiffeisen Bank Czech). At the same time, Mediobanca has taken part of some of the largest senior and subordinated bond issues both in Italy (including Ferrari, IMA, UnipolSai, Snam and Stellantis), and in some of its other core markets as well (such as Swisscom, Flutter Entertainment, Santander and Telefonica).

The Bank has also seen the upward trend in new ESG loans continue, with this segment at end-June 2024 accounting for approx. 38% of new business, in line with the Strategic Plan target of 40% by end-June 2026. Some of the main deals here include a €1bn syndicated sustainability-linked Term Loan to Brisa – Autoestradas De Portugal, a €600m syndicated sustainability-linked Term Loan to Pirelli, a €600m syndicated Green Loan to A2A, and a £500m syndicated sustainability-linked Term Loan to Exolum. Furthermore, in a market scenario for Lending activity marked by limited volumes, in the acquisition financing segment in particular, the Bank has consolidated its role as Italian market leader, and at the same time strengthened its pan-European footprint by assisting its clients in raising finance to support both their ordinary activities (including Enel, Eni, INWIT, and CK Hutchison) and extraordinary activities, including underwriting the financing to support the acquisition of the TIM fixed telephony network by KKR, the financing package granted to doValue for its acquisition of Gardant, and the financing to Swisscom in its acquisition of 100% of Vodafone Italy.

Markets activity offset the reduction in business with institutional clients by improving activities with private and professional clients, continually searching out high-yield investment instruments for customers with substantial liquidity positions exposed to inflation. Volumes of securities and equities traded have improved, despite the absence of specific trends.

* * *

Customer loans decreased by from €19.6bn to €19bn in the twelve months (down 3.2%); the reduction in the Wholesale Banking segment (down 4.3%, from €16.8bn to €16bn, €12.7bn of which attributable to Lending and Structured Finance) was to some extent countered by the resilience of factoring business

64 | Consolidated financial statements as at 30 June 2024

(customer loans up 3.1%, from €2,860.7m to €2,950.2m). New business in Lending and Structured Finance was slightly lower than twelve months previously (down from €6.9bn to €5.8bn, €3.5bn of which in 2H), against repayments totalling €7.6bn. Turnover in factoring business remained more or less stable at €12bn, despite some growth in the client base (up 3%, from 370 to 382), 44% of which are classified in the Large Corporate segment (which accounts for just over 90% of the turnover).

	12 mths ended 30/6/24		12 mths ended 30/6/23
	(€m)%		(€m)%		Chg.
Italy	9,250.2	48.7%	10,375.9	52.9%	-10.8%
France	2,485.1	13.1%	2,591.7	13.2%	-4.1%
Spain	1,601.9	8.4%	1,579.4	8.0%	1.4%
Germany	1,796.9	9.5%	980.0	5.0%	83.4%
U.K.	969.0	5.1%	1,124.3	5.7%	-13.8%
Other non resident	2,890.2	15.2%	2,974.6	15.2%	-2.8%
Total loans and advances to customers CIB	18,993.3	100.0%	19,625.9	100.0%	-3.2%
– of which: Specialty Finance	2,950.2	15.5%	2,860.7	14.6%	3.1%

Gross NPLs decreased from €135.7m to €51.2m, following the sale of three Large Corporate single-name positions, the stock of which fell from €110.1m to €24.8m, following the addition of three small exposures, the largest of which is backed by a state guarantee. The gross NPL ratio stood at 0.3% (30/6/23: 0.7%), while the coverage ratio decreased from 83.6% to 54.4%, with only a modest impact at net level (€23.3m).

Gross Stage 2 positions totalled €288.9m (1.5% of total loans), with the contribution of Wholesale Banking decreasing to €181.5m following repayments (most of which as part of the derisking activity) of €161.9m (resulting in €6.8m in provisions being released), transfers to Stage 3 totalling €17.9m, and new additions of €66.7m. By contrast, factoring business saw some breaches that led to the stock increasing from €58.1m to €107.4m, which, however, are in the process of being resolved. The coverage ratio for performing loans was 0.3% (0.4%), reflecting the release in overlays (the stock of which decreased accordingly, from €40m to €27.5m), in relation to the reduced impact of inflation.

Revenues rose from €712.4m to €762.6m (up 7% YoY; up 17.1% QoQ), confirming the positive trend in progress since year-end 2023, with €226.7m added in 4Q, higher than in 3Q (€193.6m); the contribution from Wholesale Banking totalled €686.8m (up 7% YoY), while Specialty Finance revenues totalled €75.8m (up 7.4% YoY).

Review of operations Mediobanca Group | 65

The main income items performed as follows:

–	Net interest income rose to €307m (from €288m, up 6.6% YoY), with €73.8m added during the month, down 7.9% QoQ, due to derisking decisions, but still in line with the QoQ performance throughout the twelve months; the expected reduction from Lending operations (€157m, down 0.6% YoY, but up 1.3% QoQ) was due to the lower lending volumes, and was offset by the good performances posted by Specialty Finance (€42.6m, up to 6% YoY) and Markets and proprietary trading helped by the higher-margin coupons (€106.6m, up 18.6% YoY, down 22.8% QoQ), but eroding net treasury income.

–	Net fee and commission income totalled €360.6m (up 24.6% YoY; up 48.6% QoQ), reflecting the addition of Arma Partners (which added fees of €66.9m in the three quarters for which it was consolidated, with an average QoQ performance of €22m), and the excellent performance by the Mid Corporate segment (fees up from €26m to €35m); the 4Q figure of €135.8m represented a particularly outstanding performance in the Spanish and French large caps M&A segment (which contributed almost €50m in 3M); overall the fees contributed by Investment Banking operations (€234m) were 40% higher YoY, fully absorbing the weak ECM market (with fees of just €5.8m), while the reduced demand for structured finance was reflected in the Lending segment’s performance (fees declining from €67.2m to €63.1m), offset at the Debt Division level by the healthy performance in DCM activity (fees up from €17m to €24m). Specialty Finance contributed €33.3m in twelve months (€8.3m in 4Q), €26.3m of which from the activities of MBCredit Solutions.

–	Net treasury income totalled €95m, behind the figure reported last year (€135m), with the proprietary trading desk in particular suffering (revenues down from €62.1m to €19.4m), impacted by the effects of secured financing activities being reorganized as part of the Treasury department, reduced opportunities in terms of equity arbitrage and interest rate volatility, and the increasing amount of coupon flows being accounted for as part of net interest income. Client trading by the Markets Division reflected an improvement in the twelve months, from €71.6m to €72.8m, despite the difference in mix: Fixed-income trading recovered (from €16.1m to €26.1m), helped by the widening spreads and the positive flows from certificates operations (new issues of over €450m); while equity trading slowed (from €55.5m to €46.7m), despite the recovery posted in 4Q (revenues of €20.8m) as a result of certain bespoke deals which were entirely absent in the first nine months of the financial year.

66 | Consolidated financial statements as at 30 June 2024

Revenues	12 mths ended 30/6/24	12 mths ended 30/6/23	Chg. %
Capital Market	29.5	43.5	-32.2%
Lending	222.8	226.1	-1.4%
Advisory M&A	229.1	143.8	59.3%
Trading Prop	27.8	61.9	-55.1%
Market, sales and other gains	177.6	166.5	6.7%
Specialty Finance	75.8	70.6	7.4%
Total Revenues	762.6	712.4	7.0%

Commissions	12 mths ended 30/6/24	12 mths ended 30/6/23	Chg. %
Capital Market, Sales and other gains	36.0	48.0	-25.1%
Lending	63.1	67.2	-6.1%
Advisory M&A	228.2	143.8	58.7%
Specialty Finance	33.3	30.4	9.5%
Total Commissions	360.6	289.4	24.6%

Operating costs grew from €327.3m to €379.9m (up 16.1% YoY), reflecting a 4Q contribution of €113.4m. The consolidation of Arma Partners (costs of €25.5m, €19.3m of which staff-related) accounts for half of the growth, with the remaining accounted for by the upgrade in technology and the project initiatives to develop the Markets Division’s products and for management of the AIRB Corporate models (up 14%). Labour costs, net of the Arma Partners effect, rose from €183m to €195.8m, due to the higher fixed costs (up 9% YoY) and an increase in the variable component (up 4%), in view especially of the excellent 4Q performance. The 14.3% YoY rise in administrative expenses (up 8.1% QoQ) involves IT costs, including info-providers (€47m; up 7% YoY), the increased spending on projects (€16m; up 26% YoY; up 35% QoQ), and other costs (€52.7m; up 11% YoY), including the higher costs related to the support and control units (27m; up 17% YoY) plus the growing commercial activity (travel and entertainment expenses: €12m, up 31% YoY).

	12 mths ended 30/6/24	12 mths ended 30/6/23	Chg. %
CIB loans	10.4	(32.1)	n.m.
Specialty Finance loans	0.2	(0.2)	n.m.
Other financial assets	(3.4)	(10.1)	n.m.
Total provisions	7.2	(42.4)	n.m.

Valuations of financial assets (loans, banking book securities and holdings in funds) at the period-end resulted in net writebacks of €7.2m being credited: provisions for financial assets totalling approx. €3.4m (vs €10.1m last year) were more than offset by the €10.6m writebacks credited in respect of corporate loans (compared with the €32.3m provisions taken for the Wholesale Banking portfolio last year).

Review of operations Mediobanca Group | 67

CONSUMER FINANCE

This Division provides retail clients with the full range of consumer credit products: personal and special-purpose loans, salary- or pension-backed finance, credit cards, plus the new, innovative Buy Now Pay Later solution called “Pagolight”, which this year has expanded with the acquisition of HeidiPay Switzerland AG. Also included in Consumer Finance are Compass RE, which reinsures risks linked to insurance policies sold to clients, Compass Rent, which operates in asset rental, and Compass Link, which distributes Compass products and services via external collaborators.

			(€m)
	12 mths ended 30/6/24	12 mths ended 30/6/23 (*)	Chg (%)
Profit-and-loss
Net interest income	1,043.9	984.9	6.0
Treasury income	0.2	—	n.m.
Net fee and commission income	145.1	137.3	5.7
Equity-accounted companies	(0.3)	(0.8)	-62.5
Total income	1,188.9	1,121.4	6.0
Labour costs	(120.6)	(113.8)	6.0
Administrative expenses	(248.9)	(233.6)	6.5
Operating costs	(369.5)	(347.4)	6.4
Loan loss provisions	(249.7)	(203.9)	22.5
Provisions for other financial assets	—	—	n.m.
Other income (losses)	0.1	(14.0)	n.m.
Profit before tax	569.8	556.1	2.5
Income tax for the period	(186.9)	(182.6)	2.4
Net profit	382.9	373.5	2.5
Cost/Income (%)	31.1	31.0

(*)	The figures as at 30 June 2023 have been restated after Bank of Italy Circular no. 262/2005, eighth update came into force, incorporating the introduction of the new IFRS 17 – insurance contracts.

	12 mths ended 30/6/24	12 mths ended 30/6/23
Balance-sheet data
Loans and advances to customers	15,197.6	14,465.0
- of which:
Personal loans	7,516.6	7,117.0
CQS	1,728.0	1,736.4
New loans	8,370.1	7,848.8
Risk-weighted assets	14,493.2	13,516.9
RORWA	2.7%	2.9%
No. of staff	1,563	1,520

	12 mths ended 30/6/24	12 mths ended 30/6/23	Chg. %
Commercial data
Branches Consumer	181	181	n.m.
Agencies Consumer	85	72	18.1%

68 | Consolidated financial statements as at 30 June 2024

Compass delivered a net profit of €382.9m in the twelve months, improving on last year’s already high result (€373.5m), despite the 4Q result (€91.3m) representing a slight reduction QoQ due to seasonal factors affecting the fees credited back to the third-party networks plus a slight increase in the cost of risk. The RORWA(20) reported by the division was stable at 2.7% (2.9% last year). The growing trend in revenues continues, with the top line up 6% YoY, including €300.6m in 4Q, enabling the cost/income ratio to remain at 31.1%, absorbing the growth in costs (which were up 6.4% YoY) due to the major project activity implemented in relation to the expansion of both the digital and international offerings. The cost of risk was around the 174 bps area in 4Q, having been 148 bps in 4Q FY 2022-23 (and 169 bps in 3Q FY 2023-24), confirming the gradual realignment to pre-Covid levels.

The Italian consumer credit market posted flows of some €52bn during the 2023 calendar year, down 0.4% on 2022; the positive trend in special purpose loans (automotive: up 5.5%, other special purpose finance: up 2.5%) only partly offset the reduction in personal loans (down 1.6%) and in salary-backed finance (down 4.5%). In the first five months of 2024 flows of €24bn were recorded, up 5.6% on the same period in 2023.

In line with the objectives of the Strategic Plan 2023-26 “One Brand-One Culture”, the expansion and enhancement of the distribution network continued, both digital and international, as did the programme for investing in innovative products; in particular there was a rise in the number of BNPL dealers (merchants up from 20,000 to 26,000) and in the number of new BNPL loans (406,000; representing growth of 131% in the twelve months). The acquisition of HeidiPay Switzerland (€37m in turnover in 9M and 269 merchants) has been consolidated, with increased cross-selling opportunities guaranteed by these clients. In the twelve months a total of thirteen new agencies have been opened, taking the number of active POS in Italy to 327 (85 of which are agencies). The Digital Sales Hubs set up to increase the percentage of full-digital clients managed €55m of loans processed via the internet (up 26% YoY), and the share of the channel’s volumes processed in full digital mode is now 35%. The “instant lending” product is also now fully operative, enabling 900,000 Compass clients with solid track records to have a new loan approved in the space of one minute (new loans of €4m were granted in the twelve months).

(20) Adjusted Return On RWAs.

Review of operations Mediobanca Group | 69

New green and/or social/sustainable loans also increased progressively during the year. Such finance includes, with regard to the environmental component, loans to buy cars (CO2 emissions < 50 gr/km), solar panels, water purification instruments, biomass heating systems, high energy class domestic appliances, and mobility devices (such as electric bikes or scooters).

With regard to the social component, loans have been granted to finance participation in courses and training, to acquire electronic devices to support students, loans to small and medium-size enterprises that operate in disadvantaged areas (regions with GDP below the national average), and pension-backed finance granted to pensioners aged over 70 and with monthly income of up to €1,500.

New loans were up 6.6% in the twelve months, with more than two million transactions completed (an increase of 13.4%), despite the stricter acceptance levels adopted in order to support credit quality. The positive trend involved personal loans (up 11.5%, from €3,508m to €3,910m), helped by the growth of the direct channel (up 10.5%, from €2,774m to €3,033m), and the recovery by the third-party channels: (up 14.9%, from €763.8m to €877.3m), the banking channel in particular (up 15.1%, from €444.7m to €511.9m). New business in BNPL increased by almost three times, up from €190m to €496m, with approx. 406,000 transactions finalized. There were slight decreases in both automotive finance (down 11.7%, from €1,621m to €1,431m) and special purpose loans (down 2.2%, from €1,188m to €1,162m), whereas credit cards remained more or less stable (up 2.4%, from €933.8m to €955.9m), as did salary-backed finance (up 1.4%, from €408.3m to €414.1m), with the direct channel resilient (up 3.6%, from €199m to €206m), against a reduction in the indirect channel (down 24.7%, from €209m to €157.5m).

The asset quality ratios remain robust: the coverage ratio for performing loans stood at 3.67% (lower than at end-June 2023: 3.75%), following the gradual release of overlays; gross NPLs of €978m represent 5.93% of the loan stock, higher than at end-June 2023 (5.59%), due to the higher flow of defaults expected; while net NPLs rose to 1.59% (1.38%) on a slightly declining coverage ratio of 75.7% (77.3%), reflecting, following the stock disposals, the increased scope of the non-performing items to include positions with higher possibilities of recovery.

Revenues increased from €1,121.4m to €1,188.9m (up 6% YoY), driven by the effects of the repricing policy and by higher growth by the more remunerative

70 | Consolidated financial statements as at 30 June 2024

products (direct personal loans rose from 35% to 36% of the new business for the twelve months) and by Pagolight (from 2% to 5%). The main income items performed as follows:

–	Net interest income increased from €984.9m to €1,043.9m (up 6% YoY), with a 4Q contribution of €265.5m, due to growth in the final interest rate on lendings (up 88 bps in 12M, to 8.36%), reinforced by the excellent level of new loans (approx. €8.4bn) which enabled lendings to be increased by approx. €700m; at the same time, the increase in the cost of funding, primarily due to the renewal of hedges, was transferred in the offering policy;

–	Net fee and commission income rose from €137.3m to €145.1m (up 5.7%), with an increasing contribution from the new initiatives related to Pagolight, fees from which increased to over €20.5m (€10.1m), offsetting the reduction in the component deriving from sales of insurance products (down from €40.4m to €29.6m); while fees credited back to the distribution networks rose to €15.9m (€6m of which in 4Q).

Operating costs reflect the major product and channel development activity, up from €347.4m last year to €369.5m (up 6.4%), attributable to both labour costs rose (€120.6m; up 6% YoY, up 3.2% QoQ) and to administrative expenses (€248.9m, up 6.5% YoY); the former were impacted by the growth in the headcount (with 43 new staff added during the period, ten of whom as a result of the HeidiPay acquisition) and the effects of the renewal of the national collective labour contract (which accounts for 50% of the increase); while the latter (up 6.5% YoY; up 0.8% QoQ) reflect the increasing digitalization (IT and project expenses: up 16%, to €50m) and the increases in credit recovery expenses (which were up 6%, to €63m), and operations expenses (up 8%, to €62m); while careful management of the promotional campaigns has enabled marketing expenses to be kept stable.

Loan loss provisions totalled €249.7m, higher than last year (€203.9m), and reflecting a growing QoQ trend (4Q: €65.6m). The increase in the provisioning levels was due not only to the higher lending volumes but also to the higher default levels expected, reflected also in the increase in the CoR from 145 bps to 168 bps (4Q: 174 bps). The stock of overlays reduced from €209m to €175m, as result of their being reabsorbed in the ECL models.

Review of operations Mediobanca Group | 71

INSURANCE - PRINCIPAL INVESTING

The Insurance – Principal Investing (PI) division comprises the Group’s portfolio of equity investments and holdings, including the 13.17% stake in Assicurazioni Generali. The latter investment has been this division’s main component for many years, and is distinguished for its sound management, consistency of results, high profitability and contribution in terms of diversification and stabilization to the Mediobanca Group’s revenues. The new Basel III regulatory framework definition process, which concluded on 24 April 2024 with the definitive approval of the new version of the EU regulation (CRR III), has made permanent the prudential treatment currently applied to the Assicurazioni Generali investment for purposes of calculating the capital ratios (CET1 in particular). The provisional arrangement, known as the “Danish Compromise”, would have expired on 1 January 2025. The division includes the Group’s investments in funds and SPVs and/or managed by the Group’s asset management companies (seed capital) based on an approach that combines mid-term profitability for the Group with synergies between the divisions, as well as investment activity in private equity funds managed by third parties.

			(€m)
	12 mths ended 30/6/24	12 mths ended 30/6/23	Chg (%)
Profit-and-loss
Other incomes	19.5	8.9	n.m.
Equity-accounted companies	510.7	454.7	12.3
Total income	530.2	463.6	14.4
Labour costs	(4.1)	(4.0)	2.5
Administrative expenses	(1.1)	(1.0)	10.0
Operating costs	(5.2)	(5.0)	-4.0
Provisions for other financial assets	20.0	2.4	n.m.
Profit before tax	545.0	461.0	18.2
Income tax for the period	(23.0)	(21.5)	7.0
Net profit	522.0	439.5	18.8

	12 mths ended 30/6/24	12 mths ended 30/6/23
Balance-sheet data
Banking book equity securities	802.2	675.6
IAS28 investments	3,780.7	3,557.1
Risk-weighted assets	8,066.5	8,713.9
RORWA	3.8%	3.2%

72 | Consolidated financial statements as at 30 June 2024

The Insurance & PI division delivered a net profit of €522m in the twelve months, higher than last year (€439.5m), with a RORWA(21)  of 3.8% (3.2%).

Application of the equity method to the Group’s investments returned a profit of €510.7m, made up as follows: Assicurazioni Generali €503m; other IAS 28 investments (IEO, CLI Holdings II, Finanziaria Gruppo Bisazza) €7.7m.

Amounts collected from dividends and other income from holdings in funds (included under Other income) totalled €26.6m; adjustment of the value of holdings in funds to reflect Fair Value, including the Fair Value Adjustment and Independent Price Verification process which led to a €2.8m correction,(22)  added €20m (€2.4m last year), €16.9m of which involved the Group’s holdings in seed capital funds (in credit and/or fixed-income instruments especially), and €3.1m of which its holdings in private equity funds, due to the customary quarterly update of the NAV.

The book value of the Assicurazioni Generali investment increased from €3,472.2m to €3,698m, despite payment of the dividend as usual (€261.6m was collected in May 2024) and the slight adjustment in the percentage holding owned in the company (from 13.25% to 13.17%). The Insurance Division contributed €503m to the Group’s earnings for the twelve months, much higher than last year (€442.8m), on the back of a positive performance in all business segments, non-life insurance in particular, which benefited from lower claims, more than offsetting the (material) impact of natural catastrophes. This was compounded by certain non-recurring items such as the gains generated on the disposals of TUA Assicurazioni S.p.A. and Generali Deutschland Pensionkasse.

The other banking book securities increased to €802.2m (30/6/23: €675.5m): holdings in funds rose from €435.5m to €546.7m, following approx. €95.3m in net investments, and upward adjustments to reflect Fair Value of €16m; the equity component rose to €255.5m (€240.1m), on investments totalling approx. €0.3m and upward adjustments to reflect Fair Value (taken through Other Comprehensive Income) totalling €15.7m, most of which in connection with listed instruments.

(21)  Adjusted Return On Allocated Capital

(22)   Reference is made to sections A3 and A4 of the Notes to the Accounts for further details.

Review of operations Mediobanca Group | 73

HOLDING FUNCTIONS (CENTRAL, TREASURY AND LEASING)

The Holding Functions comprises SelmaBipiemme Leasing, MIS and other minor companies, Group Treasury and ALM(23) (with the aim of optimizing funding and liquidity management on a consolidated basis, including the securities held as part of the banking book), Group central function costs including the operations, support units (Chief Financial Office, Group Corporate Affairs, Investor Relations, Human Resources), senior management and the control units (Risk Management, Group Audit and Compliance), for the shares not attributable to the business lines. The NPL portfolio management business (Revalea S.p.A.) ceased operations at end-October 2024.

			(€m)

	12 mths ended 30/6/24	12 mths ended 30/6/23	Chg (%)
Profit-and-loss
Net interest income	178.0	145.1	22.7
Net trading income	39.2	42.8	-8.4
Net fee and commission income	6.3	32.5	-80.6
Total income	223.5	220.4	1.4
Labour costs	(139.7)	(133.4)	4.7
Administrative expenses	(52.6)	(68.6)	-23.3
Operating costs	(192.3)	(202.0)	-4.8
Loan loss provisions	(5.6)	(23.4)	-76.1
Provisions for other financial assets	(4.1)	1.8	n.m.
Other income (losses)	(49.4)	(83.5)	-40.8
Profit before tax	(27.9)	(86.7)	-67.8
Income tax for the period	(13.2)	(6.5)	n.m.
Minority interest	(2.7)	(2.1)	28.6
Net profit	(43.8)	(95.3)	-54.0

	12 mths ended 30/6/24	12 mths ended 30/6/23
Balance-sheet data
Loans and advances to customers	1,403,3	1,631,0
Banking book securities	9,258,4	8,740,0
No. of staff (1)	880 (443)	853 (430)
Risk-weighted assets	4,153,2	3,831,2

(1)	The 880 resources are made up as follows: 91 in SelmaBipiemme Leasing (94 last year); 47 in Group Treasury and ALM (28); 155 in MIS (151), 230 in operations (219), 174 in support functions (175), 178 in control functions (159) plus 5 in management (senior management and assistants, 6 last year). Of these, the cost of approximately 443 FTEs is reallocated to the business lines (430).

The net loss posted by the Holding Functions division reduced to €43.8m (compared to €95.3m last year), on revenues which increased from €220.4m to

(23)	Group Treasury finances the individual business areas’ operations, applying the funds transfer pricing (FTP) rate based on the relevant curves, with spreads varying depending on the expiries agreed for the respective use of funds.

74 | Consolidated financial statements as at 30 June 2024

€223.5m; net interest income rises from €145.1m to €178m, with 4Q reflecting an improvement (€39.1m; up 9.2%) but still lower than the €50m posted in 1Q and 2Q. Operating costs, net of the Revalea contribution, increased from €165.6m to €183.6m, including the central cost component (€118m, up 10% YoY) which represents 7.6% of the Group’s total costs. The division’s results, despite including the final share of the DGS payments made in July 2024 (€24.2m), reflect a reduction in other items from €83.5m to €49.4m (which last year included the final tranche of the SFR plus provisions for the staff leaving incentive scheme). The Revalea disposal also resulted in a reduction in the heading for “Other income and expenses” of €49.4m (€83.5m last year).

The main income items performed as follows:

–	Treasury: the net contribution from treasury management increased from €62.4m to €84.2m, on a markedly improved performance in net interest income (up from €98.1m to €146.9m), helped by the positive sensitivity to interest rates and the contribution of the securities portfolio, which delivered higher yields and volumes (up 114 bps and €550m respectively). The 4Q performance remains excellent, at €32.7m (€29.2m), driven by the banking book’s growing profitability. The MREL ratio (43.5%, compared with a requirement of 23.57%) and the liquidity ratios (LCR: 159%; NSFR: 116.8%) were higher as a result of the new debt security issuance and the resilience of the WM funding, with no impact from the higher T-LTRO repayments; the cost of funding was resilient at 2.41%.

–	Leasing: a net profit of €4.1m was earned from leasing operations in the twelve months, compared with €3.2m last year, on revenues totalling €32m (€35m; down 8.6% YoY), due to the new volumes, which contributed to the decrease in loan loss provisions of €2.7m (more than halved compared to last year); gross NPLs continued to reduce (from €107.4m to €79.8m), while net NPLs totalled €18.8m.

* * *

Review of operations Mediobanca Group | 75

The financial highlights for the other Group Legal Entities in the twelve months under review are shown below:

						(€m)

				Loan and
	Percentage	Business		advanced to	Total net
Company	shareholding	Line	Total assets	customers	equity (1)	No. of Staff
Mediobanca Securities (dati in USDm)	100%	CIB	8.2	—	6.3	6
Messier et Associés S.A.S. (*)	100%	CIB	79.8	—	18.3	43
Messier et Associés L.L.C. (dati in USDm) (*)	100%	CIB	0.5	—	0.5	3
Mediobanca International	100%	CIB	6,903.5	5,031.9	449.4	19
MBFACTA	100%	CIB	3,156.7	2,952.1	238.1	50
MBCredit Solutions	100%	CIB	51.1	0.2	34.4	162
MB Contact Solutions	100%	CIB	1.6	—	0.6	6
Arma Partnes LLP (dati in GBPm)	100%	CIB	69.3	—	58.5	85
Arma Partnes CF Ltd UK (dati in GBPm)	100%	CIB	7.6	—	0.7	—
Arma DE GmbH (dati in GBPm)	100%	CIB	1.1	—	0.4	—
Compass Banca	100%	CF	17,225.6	15,400.9	3,070.9	1,542
Quarzo S.r.l.	90%	CF	0.7	—	—	—
Compass RE	100%	CF	305.7	—	172.9	1
Compass Rent	100%	CF	10.0	—	2.1	14
Compass Link	100%	CF	2.3	—	(1.5)	1
Heidi Pay Switzerland AG (dati in CHFm)	100%	CF	27.0	24.8	3.1	8
MB Premier	100%	WM	30,661.6	12,568.0	949.1	1,582
Mediobanca Covered Bond	90%	WM	0.9	—	0.1	—
CMB Monaco	100%	WM	8,235.8	2,895.7	767.4	262
Spafid	100%	WM	48.5	—	40.7	39
Spafid Family Office SIM	100%	WM	0.7	—	0.3	1
Polus Capital Management Group Ltd (dati in GBPm) (*) - consolidato	89.07%	WM	126.5	—	102.9	68
– Polus Capital Management Group Ltd	89.07%	WM	101.2	—	77.5	62
– Polus Capital Management Ltd	89.07%	WM	24.3	—	26.8	1
– Polus Capital Management (US) Inc.	89.07%	WM	1.0	—	(1.4)	5
– Bybrook Capital Management Limited	89.07%	WM	—	—	—	—
RAM Active Investments (dati in CHFm) (*)	98.28%	WM	15.8	—	13.4	31
CMG Monaco	100%	WM	9.5	—	0.5	14
Spafid Trust S.r.l.	100%	WM	1.4	—	1.2	3
Mediobanca SGR S.p.A.	100%	WM	79.3	34.8	64.1	63
Mediobanca Management Company S.A.	100%	WM	16.2	—	7.8	11
CMB RED	100%	WM	50.4	—	49.0	1
Mediobanca International Immobilière	100%	HF	2.1	—	2.1	—
Mediobanca Funding Luxembourg	100%	HF	1.3	—	1.0	—
SelmaBipiemme Leasing	60%	HF	1,350.7	1,238.1	182.4	91
Mediobanca Innovation Services	100%	HF	89.3	—	35.5	154

(1) Includes profit for the period.

(*) Taking into account the put and call option; see Part A1 – section 3 – Area and methods of consolidation, p. 118.

76 | Consolidated financial statements as at 30 June 2024

						(€m)

Company	Percentage Shareholding	Business Line	Income	Costs	Provisions	Gain/(loss) for the period
Mediobanca Securities (dati in USDm)	100%	CIB	3.8	(3.7)	—	—
Messier et Associés S.A.S. (*)	100%	CIB	41.3	(38.4)	—	2.2
Messier et Associés L.L.C. (dati in USDm) (*)	100%	CIB	—	0.2	—	0.2
Mediobanca International	100%	CIB	31.2	(11.7)	4.5	19.7
MBFACTA	100%	CIB	48.3	(16.3)	0.6	22.1
MBCredit Solutions	100%	CIB	27.9	(24.9)	(0.4)	1.6
MB Contact Solutions	100%	CIB	2.1	(1.9)	—	0.1
Arma Partnes LLP (dati in GBPm)	100%	CIB	58.7	(22.0)	—	36.7
Arma Partnes CF Ltd UK (dati in GBPm)	100%	CIB	17.0	(16.9)	—	0.1
Arma DE GmbH (dati in GBPm)	100%	CIB	1.7	(1.6)	—	0.1
Compass Banca	100%	CF	1,171.8	(360.4)	(247.9)	473.2
Quarzo S.r.l.	90%	CF	—	—	—	—
Compass RE	100%	CF	28.7	(1.0)	—	20.4
Compass Rent	100%	CF	1.8	(4.1)	—	(1.7)
Compass Link	100%	CF	0.8	(1.2)	—	(0.6)
Heidi Pay Switzerland AG (dati in CHFm)	100%	CF	1.2	(2.5)	(1.7)	(3.0)
MB Premier	100%	WM	457.2	(316.5)	(6.3)	58.1
Mediobanca Covered Bond	90%	WM	0.1	(0.1)	—	—
CMB Monaco	100%	WM	185.8	(102.0)	(1.7)	65.0
Spafid	100%	WM	9.2	(8.9)	—	(0.3)
Spafid Family Office SIM	100%	WM	0.9	(1.6)	—	(0.5)
Polus Capital Management Group Ltd (dati in GBPm) (*) – consolidato	89.07%	WM	47.8	(36.8)	—	8.0
– Polus Capital Management Group Ltd	89.07%	WM	7.7	(7.2)	—	(0.1)
– Polus Capital Management Ltd	89.07%	WM	39.1	(26.3)	—	9.8
– Polus Capital Management (US) Inc.	89.07%	WM	1.0	(3.2)	—	(1.6)
– Bybrook Capital Management Limited	89.07%	WM	—	(0.1)	—	(0.1)
RAM Active Investments (dati in CHFm) (*)	98.28%	WM	9.3	(13.9)	—	—
CMG Monaco	100%	WM	4.5	(4.4)	—	0.1
Spafid Trust S.r.l.	100%	WM	0.9	(0.8)	—	—
Mediobanca SGR S.p.A.	100%	WM	33.5	(19.6)	—	9.6
Mediobanca Management Company S.A.	100%	WM	2.2	(2.8)	—	(0.6)
CMB RED	100%	WM	—	(0.5)	—	(0.5)
Mediobanca International Immobilière	100%	HF	0.2	(0.1)	—	—
Mediobanca Funding Luxembourg	100%	HF	0.5	(0.5)	—	—
SelmaBipiemme Leasing	60%	HF	32.0	(19.9)	(2.7)	6.9
Mediobanca Innovation Services	100%	HF	-0.6	0.6	—	—

(*) Taking into account the put and call option; see Part A1 – section 3 – Area and methods of consolidation, p. 118.

Review of operations Mediobanca Group | 77

Finally, it should be noted that:

–	CMB Monaco closed its local financial statements (prepared in accordance with the local reporting standards) for the twelve months ended 31 December 2023 with a net profit of €58.3m, much higher than last year (€18.6m), following transfers to the provisions for banking risks totalling €10m. Net interest income rose by 69%, from €65.3m to €110.5m), driven by the rising interest rate trend which reflects the substantial net equity and offset the slight reduction in lending volumes (customer loans were down from €2,847m to €2,816m); net fee and commission income rose by 2% (from €72.6m to €74.2m); and costs were up 14% (from €84.8m to €97m), mainly due to the increase in labour costs, which reflects the strengthening of the headcount (through staff turnover and new recruits); while other operating costs also increased, due in particular to the investments made to support growth. In the twelve months TFAs rose by 13% (from €13.9bn to €15.8bn), with the reduction in direct funding (from €6.1bn to €5.7bn) offset by the increase in AUA and assets under advisory mandates.

78 | Consolidated financial statements as at 30 June 2024

Other information

Related party disclosure

Financial accounts outstanding as at 30 June 2024 between companies forming part of the Mediobanca Group and related parties, and transactions undertaken between such parties during the financial year, are illustrated in Part H of the Notes to the Accounts, along with all the information required in terms of transparency pursuant to Consob resolution no. 17221 issued on 12 March 2010 (amended most recently by resolution no. 21264 of 10 December 2020). All such accounts form part of Group companies’ ordinary operations, are maintained on an arm’s length basis, and are entered into solely in the interests of the companies concerned. No atypical or irregular transactions have been entered into with such counterparties.

Article 15 of Consob’s market regulations

With reference to Article 15 (previously Article 36) of Consob resolution 16191/07 (Market Regulations) on the subject of prerequisites for listing in respect of parent companies incorporated or regulated by the laws of EU member states and relevant to the preparation of the consolidated accounts, CMB Monaco is the only Group Legal Entity affected by this provision, and adequate procedures have been adopted to ensure it is fully compliant.

Principal risks facing the Group

In addition to the customary information on financial risks (credit, market, liquidity and operational risks), the notes to the accounts contain a description of the other risks to which the Group is exposed in the course of its business, as they emerged from the ICAAP self-assessment process now required by the regulations in force. In particular, this involves concentration risk versus Italian groups in the Group’s corporate activities, financial risk on the banking book (primarily interest rate risk), strategic or business risk, risk deriving from exposure to volatility on financial markets for the equities held in the banking portfolio, and exposure to sovereign debt.

Review of operations Mediobanca Group | 79

Consolidated Non-Financial Statement

The Group publishes a Consolidated Non-Financial Statement which is drawn up in accordance with Article 4 of Italian Legislative Decree 254/16, and contains information on environmental and social issues, human resources, protection of human rights and anti-corruption measures, in order to facilitate understanding of the Group’s activities, performance, results and impact generated.

The Group’s Consolidated Non-Financial Statement is published annually on the Bank’s website at www.mediobanca.com (in the section entitled “Responsible Business”), and is drawn up in accordance with the provisions of Italian Legislative Decree 254/16 and based on the GRI-Sustainability Reporting Standards “in accordance” option defined in 2016 and updated in 2021 by the GRI-Global Reporting Initiatives (the “GRI Standards”). The standards developed by the Sustainability Accounting Standards Board (“SASB”) have also been taken into consideration, where applicable, and information useful for purposes of EU Taxonomy Eligibility.

The document is accompanied by the third TCFD Report, containing the remainder of the Group’s sectoral decarbonization objectives in accordance with the commitment to Net Zero Banking Alliance (Oil & Gas, Shipping, Steel and Chemical, in addition to those for the Energy, Automotive, Cement and Aviation sectors), and by the third report on the results achieved based on the Principles for Responsible Banking subject, for the first time, to limited assurance by the external auditors.

Credit rating

Ratings agencies Moody’s and Fitch in the spring months both confirmed the Group’s long-term rating at Baa1 and BBB respectively, and both also with stable outlook; while S&P has maintained its BBB rating unchanged, this too with stable outlook.

80 | Consolidated financial statements as at 30 June 2024

Research

Economic research is carried on by the Mediobanca Research Area. The Research Area’s catalogue includes the customary publications which have been produced for many years now (“Leading Italian Companies”, “Financial Aggregates of Italian Companies”, “Medium-Sized Industrial Companies”), plus a series of industrial economic reports on the sectors in which the Italian market is most involved internationally. Research covers the sectors of most importance to Italian manufacturing industry (e.g. “Made-in-Italy” products), and sectors at the cutting edge in technology terms. Special attention is also devoted to family business issues.

Other reports

The following reports are available on the Bank’s official website at www. mediobanca.com in the Governance section: the “Statement on corporate governance and ownership structure” and the “Group Remuneration Policy and Report” required by Article 123-bis of the Italian Legislative Decree No. 58 of 24 February 1998 (the Italian Finance Act), and the “Disclosure to the public required under Basel III pillar III” (“Pillar III”).

Outlook

While the scenario for the next twelve months continues to be affected by the growing geopolitical risks, it also reflects weak growth by the leading European economies which are expected to improve slightly, along with a slowdown in inflationary pressures and more accommodative monetary policies, with the effects to be felt from the first half of 2025 in particular.

The Mediobanca Group confirms its strategic vision and the trajectory outlined in the 2023-26 Strategic Plan “One Brand-One Culture” based on:

–	High and above-average growth due to the divisions’ specialized and distinctive positioning;

–	High capital generation;

–	Distribution policy at best sector levels, with low execution risk.

Review of operations Mediobanca Group | 81

Highlights of FY 2024-25 should include the following:

–	The ongoing strengthening of the distribution structure and the healthy commercial activity in Wealth Management (WM) will drive growth in TFAs, with NNM expected to reach €9-10bn for the year, while the selective asset growth and optimization activity will enable RWAs to remain stable, even with the introduction of the CRR III system of regulations;

–	Revenues are expected to increase, on strong, low double-digit growth in fee income driven by WM and the capital-light services offered by CIB, fuelled by the reduction in interest rates; while net interest income will maintain an improving trajectory with low single-digit growth, helped by CF which is more resilient in a declining interest rate scenario;

–	The cost/income ratio should stand at 44%, with ambitious plans to invest in digital and in distribution (in WM in particular);

–	The cost of risk is expected to be around 55 bps, helped by use of the substantial overlays set aside;

–	Earnings per share (EPS) is expected to increase by 6-8%;(24)

–	With reference to shareholder remuneration, DPS is expected to grow, with the cash payout confirmed at 70% (with an interim dividend to be paid in May 2025 and the balance in November 2025), plus a new share buyback scheme to be implemented in an amount of €385m.(25)

(24)	Including the cancellation of approx. 80% of the shares to be acquired as part of the €385m buyback to be implemented in FY 2024-25.
(25)	Based on the share buyback scheme included in the Strategic Plan 2023-26, to be implemented in FY 2024-25, subject to authorization from the ECB and from shareholders in Annual General Meeting.

82 | Consolidated financial statements as at 30 June 2024

Reconciliation of shareholders’ equity and net profit

		(€’000)

	Shareholders’ equity	Net profit (loss)
Balance at 30/06 as per Mediobanca S.p.A. accounts	3,791,800	1,244,365
Net surplus over book value for consolidated companies	14,822	717,565
Differences on exchange rates originating from conversion of accounts made up in currencies other than the Euro	16,707	—
Other adjustments and restatements on consolidation, including the effects of accounting for companies on an equity basis	6,060,361	(688,548)
Dividends received during the period	—	—
Total	9,883,690	1,273,382

Milan, 19 September 2024

The Board of Directors

Review of operations Mediobanca Group | 83

DECLARATION BY FINANCIAL REPORTING OFFICER

Declaration concerning the consolidated
financial statements pursuant to Article 81-ter of CONSOB Regulation No. 11971 of 14 May 1999, as amended

1.	The undersigned Alberto Nagel and Emanuele Flappini, in their respective capacities as Chief Executive Officer and Financial Reporting Officer of Mediobanca, hereby, and in view inter alia of the provisions contained in Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree No. 58 of 24 February 1998,

–	declare that the administrative and accounting procedures used in the preparation of the consolidated financial statements:

–	were adequate in view of the company’s characteristics and were effectively adopted during the period 1 July 2023 - 30 June 2024.

2.	Assessment of the adequacy of said administrative and accounting procedures for the preparation of the consolidated financial statements as at 30 June 2024 was based on a model defined by Mediobanca in accordance with benchmark standards for internal control systems which are widely accepted at international level (CoSO and CobiT frameworks).

3.	It is further hereby declared that

3.1	the consolidated financial statements:

–	were drawn up in accordance with the International Financial Reporting Standards adopted by the European Union pursuant to Regulation (EC) 1606/02 issued by the European Parliament and Council on 19 July 2002;

–	correspond to the data recorded in the company’s books and accounting ledgers;

–	are adequate for the purpose of providing a true and fair view of the capital, earnings and financial situation of the issuer and of the group of companies included within its area of consolidation.

3.2	the review of operations includes a reliable analysis of the operating performance, data and situation of Mediobanca and of the set of companies included within the consolidation area, and contains a description of the main risks and uncertainties to which such companies are exposed.

Milan, 19 September 2024

Chief Executive Officer	Financial reporting officer

Alberto Nagel	Emanuele Flappini

Declaration by Head of Company Financial Reporting ½ 85

EXTERNAL AUDITORS’

REPORT

Mediobanca S.p.A.

Consolidated financial statements as at 30 June 2024

Independent auditor’s report pursuant to article 14 of Legislative Decree n. 39, dated 27 January 2010, and article 10 of EU Regulation n. 537/ 2014

(Translation from the original Italian text)

EY S.p.A. Via Meravigli, 12 20123 Milano	Tel: +39 02 722121 Fax: +39 02 722122037 ey.com

Independent auditor’s report pursuant to article 14 of Legislative Decree no. 39/ 2010 and article 10 of Regulation (EU) no. 537/ 2014

(Translation from the original Italian text)

To the Shareholders of

Mediobanca S.p.A.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of the Mediobanca Group (the “ Group”), which comprise the consolidated balance sheet as at 30 June 2024, the consolidated income statement, statement of consolidated comprehensive income, the statement of changes to consolidated net equity and consolidated cash flows statement for the year then ended, and notes to the accounts, including material accounting policy information.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Mediobanca Group as at 30 June 2024, of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with the regulations issued for implementing article 9 of Legislative Decree n.38, dated 28 February 2005 and article 43 of Legislative Decree n. 136, dated 18 August 2015.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISA Italia). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of Mediobanca S.p.A. (the “ Bank”) in accordance with the regulations and standards on ethics and independence applicable to audits of financial statements under Italian Laws. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We identified the following key audit matters:

EY S.p.A.

Sede Legale: Via Meravigli, 12 – 20123 Milano

Sede Secondaria: Via Lombardia, 31 – 00187 Roma

Capitale Sociale Euro 2.975.000 i.v.

Iscritta alla S.O. del Registro delle Imprese presso la CCIAA di Milano Monza Brianza Lodi

Codice fiscale e numero di iscrizione 00434000584 - numero R.E.A. di Milano 606158 - P.IVA 00891231003

Iscritta al Registro Revisori Legali al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998

A member firm of Ernst & Young Global Limited

Key Audit Matters	Audit Response
Classification and measurement of loans to customers represented by loans measured at amortised cost

Loans to customers (loans) recorded amongst financial assets measured at amortised cost, included in line item 40. b) of the consolidated balance sheet, amount to Euro 53.206 million as at 30 June 2024, and represent approximately 55% of total assets. The composition of such loans is included in tables 4.2 and 4.3 in Part B, section 4, of the notes to the accounts.

Net impairment losses for credit risk on the loans to customers (loans) measured at amortised cost are included in line item 130. a) of the consolidated income statement; the composition of such net impairment losses is included in table 8.1 in Part C, section 8, of the notes to the accounts.

The disclosures regarding the changes in the credit quality of the loans to customers (loans), the classification and measurement criteria adopted and the related income statement effects are provided in Part A – Accounting policies, in Part B – Notes to the consolidated balance sheet, in Part C – Notes to the consolidated income statement and in Part E Information on risks and related hedging policies of the notes to the accounts.

The classification in the appropriate risk staging and measurement of the loans to customers (loans) measured at amortised cost are both relevant for the audit because the amount of loans is significant to the financial statements as a whole and because the amount of the related impairment losses is determined by the directors through the use of estimates that have a high degree of complexity and subjectivity.

For classification purposes of the loans to customers (loans), the directors carry out analyses, which involve using internally developed models, as well as subjective elements, in order to identify exposures that show evidence of a significant increase in credit risk since the date of initial recognition or

In relation to this aspect, our audit procedures, which were performed also with the support of our risk management and information technology specialists, included amongst others:

•  an understanding of the policies, processes and controls applied by the Group in relation to the classification and measurement of loans to customers (loans);

• an assessment of the configuration and implementation of key controls, including those relating to the relevant IT applications, and the execution of tests of controls in order to assess their operational effectiveness;

•  an understanding of the methodology used in relation to the statistical evaluations and the reasonableness of the hypotheses adopted as well as the execution of tests of controls and substantive procedures aimed at verifying the accuracy of the determination of the relevant parameters for the purposes of determining the impairment losses;

•   an analysis of the changes in the composition of loans to customers (loans) compared to the previous year and a discussion of the results with management;

•  performing substantive procedures in order to verify, on a sample basis, the correct classification and measurement of credit exposures;

•  an assessment of the adequacy of the disclosures provided in the notes to the accounts.

specifically identified impairment. The processes for the classification of such loans considers both internal information about the historical performance of exposures and external information about the referenced sector.
Measuring loans to customers (loans) is a complex activity in respect of which the directors make estimates with a high degree of uncertainty and subjectivity that consider many quantitative and qualitative factors, including historical collections, expected cash flows and related estimates on collection timing, an assessment of any guarantees, the impact of macroeconomic variables and future scenarios and risks of the sectors in which the Group’s customers operate.
Moreover, the classification and measurement processes of the loans to customers (loans) involve considering specific factors aimed at reflecting the current uncertainty on the evolution of the macroeconomic scenario and inflation dynamics.
Measurement of financial instruments not quoted in active markets and measured at fair value at on a recurring basis

As at 30 June 2024 financial instruments measured at fair value on a recurring basis, classified in level 2 and level 3 of the fair value hierarchy as established by the relevant international accounting standard, amount to a total asset balance of Euro 5.488 million and a total liability balance of Euro 9.379 million. The composition of financial instruments measured at fair value on a recurring basis, classified in level 2 and level 3 of the fair value hierarchy, is included in table A.4.5.1, Part A of the notes to the accounts.

The disclosures on the classification and measurement of financial instruments measured at fair value on a recurring basis, classified in level 2 and level 3 of the fair value hierarchy are provided in Part A - Accounting policies, in Part B – Notes to the consolidated balance sheet, in Part C – Notes to the consolidated income statement and in Part E - Information on risks and related hedging

In relation to this aspect, our audit procedures, which were performed also with the support of our risk management and information technology specialists, included amongst others:

•  an understanding of the policies, processes and controls applied by the Group in relation to the classification and measurement of financial instruments measured at fair value on a recurring basis within the level 2 and level 3 fair value hierarchy categories;

•  an assessment of the configuration and implementation of key controls, including those relating to the relevant IT applications, and the execution of tests of controls in order to assess their operational effectiveness;

•  an understanding of the valuation models used for the measurement of the financial policies of the notes to the accounts.

The measurement of these financial instruments is performed by the directors through the use of complex models, consistent with the prevailing valuation practices, which make use of directly or indirectly observable inputs or estimated internally or estimated internally based on qualitative and quantitative assumptions, when not observable in the market.

The measurement of such financial instruments is relevant to the audit because the amount of such financial instruments is significant to the financial statements as a whole and because of the multiplicity and complexity of the valuation models and parameters used as well as the subjective elements considered for the purposes of the estimates considered by the directors.

instruments as well as the methods used for determining the fair value hierarchy classification;

•  an analysis of the changes in the composition of the financial instruments’ portfolio compared to the previous year and the discussion of the results with management;

•  performing substantive procedures in order to verify, on a sample basis, the fair value of financial instruments through the analysis of the valuation models, the reasonableness of the qualitative and quantitative assumptions formulated, and input parameters used as well as the appropriate fair value level classification;

•  an assessment of the adequacy of the disclosures provided in the notes to the accounts.

Measurement of intangible assets with an indefinite useful life arising from business combinations

As at 30 June 2024 the carrying amount of intangible assets with an indefinite useful life originating from business combinations amount to Euro 970 million of which Euro 281 million recorded during the year. The composition of intangible assets with an indefinite useful life is included in the tables 10.1 and 10.2 in Part B, section 10, of the notes to the accounts.

During the year impairments were charged for Euro 42 million; the composition of such impairments is included in table 15.1 in Part C, section 15, of the notes to the accounts.

The disclosures on the methods used for the measurement of intangible assets with an indefinite useful life and the set up the impairment test are provided in Part A – Accounting policies, in Part B – Notes to the consolidated balance sheet and in Part C – Notes to the consolidated income statement of the notes to the accounts.

The directors perform an evaluation of the recoverable amount of intangible assets with an

In relation to this aspect, our audit procedures, which were performed also with the support of our business valuation specialists, included amongst others:

•  an understanding of the methods for determining the recoverable amount used by the directors in the impairment test process and the related key controls;

•  verifying the consistency of the valuation methodologies used with the requirements of the international accounting standard IAS 36, taking into account of the market practice and the distinctive characteristics of the single CGU and of the assets tested independently;

•  verifying the mathematical accuracy and the correctness of the calculations underlying the valuation models used;

•  an assessment of the differences between the historical results and forecast data and of the underlying reasons in order to indefinite useful life annually or more frequently, if indicators are found during the year that suggest the existence of a loss in value (impairment test). Such evaluation, in accordance with the international accounting standard IAS 36, is based on the comparison between the carrying amount in the consolidated financial statements and the higher of the fair value less costs to sell and the value in use of each cash generating unit (“ CGU” ) to which these intangible assets are allocated or of the assets tested independently.

The estimate of the recoverable amount of each CGU was performed by the directors, also with the support of third-party consultants, through an impairment process based on complex models using information, parameters and assumptions characterised by a high level of subjectivity such as expected cash flows, nominal growth rates and the cost of capital.

The elements described above implicate a high level of complexity and subjectivity in the estimation processes also considering the persisting uncertainty of macroeconomic scenario.

For the reasons described above, we have considered the recoverability of intangible assets with an indefinite useful life arising from business combinations a key audit matter for the audit of the consolidated financial statements of the Group as at 30 June 2024.

verify the reasonableness of the assumptions used by the directors;

•  an analysis of the reasonableness of the assumptions and parameters used by the directors for the impairment test who were assisted with the support of third-party consultants, and of the forecast used in the same, also considering the uncertainty of macroeconomic scenario as well as the related sensitivity analyses;

•  an assessment of the adequacy of the disclosures provided in the notes to the accounts.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The Directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union and with the regulations issued for implementing article 9 of Legislative Decree n. 38/ 2005 and article 43 of Legislative Decree no. 136/ 2015 and, within the terms provided by the law, for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

The Directors are responsible for assessing the Group’s ability to continue as a going concern and, when preparing the consolidated financial statements, for the appropriateness of the going concern assumption, and for appropriate disclosure thereof. The Directors prepare the consolidated financial statements on a going concern basis unless they either intend to liquidate the Bank or to cease operations or have no realistic alternative but to do so.

The statutory audit committee (“ Collegio Sindacale” ) is responsible, within the terms provided by the law, for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing (ISA Italia) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with International Standards on Auditing (ISA Italia), we have exercised professional judgment and maintained professional skepticism throughout the audit. In addition:

•	we have identified and assessed the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
•	we have obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;
•	we have evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Directors;
•	we have concluded on the appropriateness of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to consider this matter in forming our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern;
•	we have evaluated the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	we have obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We have communicated with those charged with governance, identified at an appropriate level as required by international standards on auditing (ISA Italia), regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We have provided those charged with governance with a statement that we have complied with the ethical and independence requirements applicable in Italy, and we have communicated with them all matters that may reasonably be thought to bear on our independence, and where applicable, the actions taken to eliminate the relevant risks or the related safeguards applied.

From the matters communicated with those charged with governance, we have determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We have described these matters in our auditor’s report.

Additional information pursuant to article 10 of EU Regulation n. 537/ 14

The shareholders of Mediobanca S.p.A., in the general meeting held on 28 October 2020, engaged us to perform the audits of the separate and consolidated financial statements for each of the years ending 30 June 2022 to 30 June 2030.

We declare that we have not provided prohibited non-audit services, referred to article 5, paragraph 1, of EU Regulation n. 537/ 2014, and that we have remained independent of the of the Group in conducting the audit.

We confirm that the opinion on the consolidated financial statements included in this report is consistent with the content of the additional report to the audit committee (Collegio Sindacale) in their capacity as audit committee, prepared pursuant to article 11 of the EU Regulation n. 537/ 2014.

Report on compliance with other legal and regulatory requirements

Opinion on t he compliance with Delegated Regulation (EU) 2019/ 815

The Directors of Mediobanca S.p.A. are responsible for applying the provisions of the European Commission Delegated Regulations (EU) 2019/ 815 for the regulatory technical standards on the specification of a single electronic reporting format (ESEF – European Single Electronic Format) (the “ Delegated Regulation”) to the consolidated financial statements, to be included in the annual financial report.

We have performed the procedures under the auditing standard SA Italian. 700B, in order to express an opinion on the compliance of the consolidated financial statements as at 30 June 2024 with the provisions of the Delegated Regulation.

In our opinion, the consolidated financial statements as at 30 June 2024 have been prepared in the XHTML format and have been marked-up, in all material aspects, in compliance with the provisions of the Delegated Regulation.

Due to certain technical limitations, some information included in the notes to the consolidated financial statements when extracted from the XHTML format to an XBRL instance may not be reproduced in an identical manner with respect to the corresponding information presented in the consolidated financial statements in XHTML format.

Opinion pursuant to article 14, paragraph 2, subparagraph e), of Legislative Decree n. 39 dated 27 January 2010 and of article 123-bis, paragraph 4, of Legislative Decree n. 58, dated 24 February 1998

The Directors of Mediobanca S.p.A. are responsible for the preparation of the Report on Operations and of the Report on Corporate Governance and Ownership Structure of Mediobanca Group as at 30 June 2024, including their consistency with the related consolidated financial statements and their compliance with the applicable laws and regulations.

We have performed the procedures required under audit standard SA Italian. 720B, in order to express an opinion on the consistency of the Report on Operations and of specific information included in the Report on Corporate Governance and Ownership Structure as provided for by article 123-bis, paragraph 4, of Legislative Decree n. 58, dated 24 February 1998, with the consolidated financial statements of Mediobanca Group as at 30 June 2024 and on their compliance with the applicable laws and regulations, and in order to assess whether they contain material misstatements.

In our opinion, the Report on Operations and the above-mentioned specific information included in the Report on Corporate Governance and Ownership Structure are consistent with the consolidated financial statements of Mediobanca Group as at 30 June 2024 and comply with the applicable laws and regulations.

With reference to the statement required by article 14, paragraph 2, subparagraph e), of Legislative Decree n. 39, dated 27 January 2010, based on our knowledge and understanding of the entity and its environment obtained through our audit, we have no matters to report.

Statement pursuant to article 4 of Consob Regulation implementing Legislative Decree n. 254, dated 30 December 2016

The Directors of Mediobanca S.p.A. are responsible for the preparation of the consolidated non-financial information pursuant to Legislative Decree n. 254, dated 30 December 2016. We have verified that consolidated non-financial information has been approved by Directors.

Pursuant to article 3, paragraph 10, of Legislative Decree n. 254, dated 30 December 2016, such consolidated non-financial information is subject to a separate compliance report signed by us.

Milan, 25 September 2024

EY S.p.A.

Signed by: Davide Lisi, Auditor

This independent auditor’s report has been translated into the English language solely for the convenience of international readers. Accordingly, only the original text in Italian language is authoritative.

CONSOLIDATED FINANCIAL

STATEMENTS

Consolidated Balance Sheet

(€’000)

Asset items		30 June 2024	30 June 2023 (*)
10.	Cash and Cash Equivalents	3,361,150	4,236,982
20.	Financial assets measured at Fair Value through profit or loss	16,787,866	10,654,399
	a) financial assets held for trading	15,409,451	9,546,212
	b) financial assets designated at Fair Value	719,215	538,590
	c) other financial assets mandatorily measured at Fair Value	659,200	569,597
30.	Financial assets measured at Fair Value through other comprehensive income	6,905,703	6,042,119
40.	Financial assets measured at amortized cost	64,158,936	62,555,709
	a) due from banks	5,527,291	4,478,644
	b) due from customers	58,631,645	58,077,065
50.	Hedging derivatives	705,549	1,321,883
60.	Value adjustment to generic hedging financial assets (+/-)	—	—
70.	Equity Investments	3,789,216	3,563,831
80.	Insurance business	—	—
	a) issued insurance contracts that constitute assets	—	—
	a) reinsurance contracts ceded that constitute assets	—	—
90.	Tangible assets	549,617	530,742
100.	Intangible assets	1,045,432	796,700
	of which:
	goodwill	827,313	574,550
110.	Tax assets	754,812	769,127
	a) current	350,699	244,746
	b) prepaid	404,113	524,381
120.	Non-current assets and asset groups held for sale	—	251,987
130.	Other assets	1,167,993	900,345
Total assets		99,226,274	91,623,824

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

98½ Consolidated financial statements as at 30 June 2024

(€’000)

Liabilities and net equity		30 June 2024	30 June 2023 (*)
10.	Financial liabilities measured at amortized cost	70,321,563	64,903,066
	a) due to banks	10,962,115	13,275,089
	b) due to customers	34,104,548	30,750,602
	c) securities in issue	25,254,900	20,877,375
20.	Trading financial liabilities	9,504,710	9,436,672
30.	Financial liabilities designated at Fair Value	4,239,199	1,580,956
40.	Hedging derivatives	1,431,642	2,069,542
50.	Value adjustment to generic hedging financial liabilities (+/-)	—	—
60.	Tax liabilities	749,647	867,359
	a) current	359,882	416,935
	b) deferred	389,765	450,424
70.	Liabilities associated with assets held for sale	—	8,134
80.	Other liabilities	1,488,427	1,050,513
90.	Provision for statutory end-of-service payments	20,445	20,584
100.	Provisions for risks and charges:	137,691	161,127
	a) commitments and guarantees issued	21,396	22,166
	b) post-employment and similar benefits	—	—
	c) other provisions for risks and charges	116,295	138,961
110.	Insurance liabilities	89,765	96,294
	a) issued insurance contracts that constitute liabilities	89,765	96,294
	a) reinsurance contracts ceded that constitute liabilities	—	—
120.	Revaluation reserves	(68,578)	62,127
130.	Redeemable shares	—	—
140.	Equity instruments	—	—
150.	Reserves	7,380,974	7,676,422
160.	Share premium	2,195,606	2,195,606
170.	Capital	444,515	444,169
180.	Treasury shares (-)	(68,828)	(78,876)
190.	Equity attributable to minority interests (+/-)	86,114	104,143
200.	Profit (loss) for the year (+/-)	1,273,382	1,025,986
Total liabilities and net equity		99,226,274	91,623,824

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

Consolidated financial statements ½ 99

Consolidated Profit and Loss Account

(€’000)

Items		30 June 2024	30 June 2023(*)
10.	Interest and similar income	3,973,022	2,834,084
	of which: interest income calculated according to the effective interest method	3,237,324	2,394,371
20.	Interest and similar charges	(2,025,489)	(1,026,491)
30.	Net interest income	1,947,533	1,807,593
40.	Commission income	992,546	835,972
50.	Commission expenses	(181,406)	(158,005)
60.	Net fee income	811,140	677,967
70.	Dividends and similar income	138,027	78,758
80.	Net trading income (expense)	39,684	99,411
90.	Net hedging income (expense)	2,083	1,439
100.	Gains (losses) on disposal/repurchase of:	8,090	4,827
	a) financial assets measured at amortized cost	606	4,427
	b) financial assets measured at Fair Value through other comprehensive income	6,431	(6,739)
	c) financial liabilities	1053	7,139
110.	Net income (expense) from other financial assets and liabilities measured at
	Fair Value through profit or loss	34,129	9,674
	a) financial assets and liabilities designated at Fair Value	12,041	15,055
	b) other financial assets mandatorily measured at Fair Value	22,088	(5,381)
120.	Total revenues	2,980,686	2,679,669
130.	Net write-offs (write-backs) for credit risk:	(248,274)	(231,373)
	a) financial assets measured at amortized cost	(246,276)	(232,089)
	b) financial assets measured at Fair Value through other comprehensive income	(1,998)	716
140.	Gains (losses) from contractual modifications without derecognition	(159)	(617)
150.	Net income (expense) from financial operations	2,732,253	2,447,679
160.	Income (expense) from insurance services	21,365	28,978
	a) insurance revenues from insurance contracts issued	30,851	35,536
	b) costs for insurance services arising from insurance contracts issued	(9,486)	(6,558)
	c) insurance revenues from insurance contracts ceded	—	—
	d) costs for insurance services arising from insurance contracts ceded	—	—
170.	Other income / charges from insurance activities	(143)	(220)
	a) net financial costs / revenues relating to insurance contracts issued	(143)	(220)
	b) net financial costs / revenues relating to insurance contracts ceded	—	—
180.	Net profit (loss) from financial and insurance activities	2,753,475	2,476,437
190.	Administrative expenses:	(1,592,999)	(1,487,108)
	a) personnel costs	(807,070)	(731,643)
	b) other administrative expenses	(785,929)	(755,465)
200.	Net transfers to provisions for risks and charges	(2,968)	(35,817)
	a) commitments and guarantees issued	765	2,134
	b) other net provisions	(3,733)	(37,951)
210.	Net value adjustments to /write-backs of tangible assets	(71,112)	(62,144)
220.	Net value adjustments to /write-backs of intangible assets	(80,474)	(30,192)
230.	Other operating expense / income	195,683	173,635
240.	Operating costs	(1,551,870)	(1,441,627)
250.	Gains (losses) on equity investments	510,406	453,860
260.	Net income (expense) from Fair Value measurement of tangible and intangible assets	(1,610)	(1,253)
270.	Value adjustments to goodwill	—	(49,536)
280.	Gains (losses) on disposal of investments	90	(14,385)
290.	Profit (loss) on ordinary operations before tax	1,710,491	1,423,496
300.	Income tax for the year on ordinary operations	(433,972)	(394,476)
310.	Profit (loss) on ordinary operations after tax	1,276,519	1,029,020
320.	Gains (losses) of ceded operating assets, after tax	—	—
330.	Profit (loss) for the year	1,276,519	1,029,020
340.	Profit (loss) for the period attributable to minority interests	(3,137)	(3,034)
350.	Net profit (loss) for the period attributable to Mediobanca	1,273,382	1,025,986

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

100½ Consolidated financial statements as at 30 June 2024

Statement of Consolidated Comprehensive Income

(€’000)

		30 June 2024	30 June 2023 (*)
10.	Profit (loss) for the year	1,276,519	1,029,020
	Other income items after tax without transfers through profit or loss	(32,081)	59,373
20.	Equity securities designated at Fair Value through other comprehensive income	10,438	18,906
30.	Financial liabilities designated at Fair Value through profit or loss (changes in own credit quality)	(27,509)	(6,636)
40.	Hedging of equity securities designated at Fair Value through other comprehensive income	—	—
50.	Tangible assets	—	—
60.	Intangible assets	—	—
70.	Defined benefit plans	258	1,012
80.	Non-current assets held for sale	—	—
90.	Portion of valuation reserves of equity-accounted investments	(15,268)	46,091
100.	Financial costs or revenues relating to insurance contracts issued	—	—
	Other income items after tax with transfers through profit or loss	(90,705)	(367,686)
110.	Foreign investment hedges	—	319
120.	Currency exchange gains/losses	6,515	1,172
130.	Cash flow hedges	(158,734)	96,448
140.	Hedging instruments (non-designated items)	—	—
150.	Financial assets (other than equity securities) measured at Fair Value through other comprehensive income	42,847	(8,210)
160.	Non-current assets held for sale	—	—
170.	Portion of valuation reserves of equity-accounted investments	18,667	(457,415)
180.	Financial costs or revenues relating to insurance contracts issued	—	—
190.	Financial costs or revenues relating to insurance contracts ceded	—	—
200.	Total other income items after tax	(122,786)	(308,313)
210.	ther comprehensive income (Item 10+200)	1,153,733	720,707
220.	Consolidated comprehensive income attributable to minority interests	3,118	3,628
230.	Consolidated other comprehensive income attributable to Mediobanca	1,150,615	717,079

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

Consolidated financial statements ½ 101

Statement of Changes in Consolidated Net Equity

(€'000)

	Total net equity at 30/6/23 (*)	Allocation of profit (loss) for the previous period		Changes for the year										Total net equity at 30/6/24	Net equity attributable to the Group at 30/6/24	Net equity attributable to minority interests at 30/6/24
				Net equity transactions									Other comprehensive income for the year			
		Reserves	Dividends and other allocations	Changes in reserves	Newly issued shares	Purchase of treasury shares	Interim dividends	Extraordinary dividend payouts	Changes to equity instruments	Treasury share derivatives	Stock options [1]	Changes in equity investments				
Capital:	460,798	—	—	—	346		—	—	—	—	—	—	—	461,144	444,515	16,629
a) ordinary shares	460,798	—	—	—	346		—	—	—	—	—	—	—	461,144	444,515	16,629
b) other shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share premium	2,197,454	—	—	—	—				—	—	—	—	—	2,197,454	2,195,606	1,848
Reserves:	7,759,051	1,029,020	(713,361)	(24,879)	(346)	(198,548)	(421,150)	—	—	—	15,703	—	—	7,445,489	7,380,973	64,516
a) retained earnings	7,914,545	1,029,020	(713,361)	(32,817)	(346)	—	(421,150)	—	—	—	—	—	—	7,775,891	7,712,002	63,889
b) other	(155,494)	—	—	7,938	—	(198,548)	—	—	—	—	15,703	—	—	(330,402)	(331,029)	627
Revaluation reserves	62,130	—	—	(7,938)	—	—	—	—	—	—	—	—	(122,786)	(68,594)	(68,578)	(16)
Equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	(78,876)	—	—	—	—	10,048 [2]	—	—	—	—	—	—	—	(68,828)	(68,828)	—
Profit (loss) for the year	1,029,020	(1,029,020)	—	—	—	—	—	—	—	—	—	—	1,276,519	1,276,519	1,273,382	3,137
Total net equity	11,429,577	—	(713,361)	(32,817)	—	(188,500)	(421,150)	—	—	—	15,703	—	1,153,733	11,243,185	X	X
Net equity attributable to the Group	11,325,434	—	(713,361)	(11,670)	—	(188,500)	(421,150)	—	—	—	15,703	—	1,150,615	X	11,157,071	X
Net equity attributable to minority interests	104,143	—	—	(21,147)	—	—	—	—	—	—	—	—	3,118	X	X	86,114

(*) The figures relating to the previous financial year were restated following the retrospective adoption of the accounting standard IFRS 17 – Insurance Contracts.

[1] This represents the effects of performance shares.

102½ Consolidated financial statements as at 30 June 2024

Statement of Changes in Consolidated Net Equity

(€'000)

	Total net equity at 30/6/22	Changes in Opening amounts Total (*)	Total amounts at 1/7/2022	Allocation of profit (loss) for the previous period		Changes for the year									Total net equity at 30/6/23	Net equity attributable to the Group at 30/6/23	Net equity attributable to minority interests at 30/6/23
							Net equity transactions							Other comprehensive income for the year			
				Reserves	Dividends and other allocations	Changes in reserves	Newly issued shares	Treasury shares purchased	Extraordinary dividend payouts	Changes to equity instruments	Treasury share derivatives	Stock options (1)	Changes in equity investments				
Capital:	460,269	—	460,269	—	—	—	529	—	—	—	—	—	—	—	460,798	444,169	16,629
a) ordinary shares	460,269	—	460,269	—	—	—	529	—	—	—	—	—	—	—	460,798	444,169	16,629
b) other shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share premium	2,197,454	—	2,197,454	—	—	—	—	—	—	—	—	—	—	—	2,197,454	2,195,606	1,848
Reserves:	6,989,271	259	6,989,530	909,654	(629,164)	635,810	(529)	(160,713)	—	—	—	13,583	—	—	7,759,051	7,676,422	82,629
a) retained earnings	7,060,452	—	7,060,452	909,654	(629,164)	573,252	(529)	—	—	—	—	—	—	—	7,914,545	7,832,543	82,002
b) other	(71,181)	259	(70,922)	—	—	62,558	—	(160,713)	—	—	—	13,583	—	—	(155,494)	(156,121)	627
Revaluation reserves	433,001	—	433,001	—	—	(62,558)	—	—	—	—	—	—	—	(308,313)	62,130	62,127	3
Equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	(240,807)	—	(240,807)	—	—	—	—	161,931 (2)	—	—	—	—	—	—	(78,876)	(78,876)	—
Profit (loss) for the year	909,654	880	910,534	(909,654)	—	—	—	—	—	—	—	—	—	1,029,020	1,029,020	1,025,986	3,034
Total net equity	10,748,842	1,139	10,749,981	—	(629,164)	573,252	—	1,218	—	—	—	13,583	—	720,707	11,429,577	X	X
Net equity attributable to the Group	10,647,271	1,139	10,648,410	—	(629,164)	574,308	—	1,218	—	—	—	13,583	—	717,079	X	11,325,434	X
Net equity attributable to minority interests	101.571	—	101.571	—	—	(1.056)	—	—	—	—	—	—	—	3.628	X	X	104.143

(1) This represents the effects of performance shares.

(2) Effect of the repurchase of RAM Active Investments shares against Group reserves and the cancellation (on 2 September 2022, pursuant to the resolution of 28 October 2021) of 16,500,000 treasury shares without reduction of share capital.

Consolidated financial statements | 103

Consolidated Cash Flow Statement Direct Method

(€’000)

	Amount
	30 June 2024	30 June 2023 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES
1. Operating activities	1,915,072	695,630
– interest received (+)	6,130,322	2,977,529
– interest paid (–)	(3,367,714)	(1,359,051)
– dividends and similar income (+)	131,426	77,658
– net fees and commission income (+/–)	437,141	507,467
– personnel costs (–)	(620,371)	(552,436)
– net revenues collected and costs paid on insurance contracts issued and ceded (+/–)	(9,943)	(150,626)
– other costs (–)	(395,420)	(832,059)
– other revenues (+)	108,893	284,545
– taxes and duties (–)	(499,262)	(257,397)
– expenses/income from asset groups held for sale after tax effect (+/–)	—	—
2. Cash inflow/outflow from financial assets	(5,607,851)	(1,871,607)
– financial assets held for trading	(4,854,086)	376,596
– financial assets designated at Fair Value	(112,950)	16,345
– financial assets mandatorily measured at Fair Value	(70,780)	58,885
– financial assets measured at Fair Value through other comprehensive income	(734,747)	(1,883,759)
– financial assets measured at amortized cost	1,096,627	282,581
– other assets	(931,915)	(722,255)
3. Cash inflow/outflow from financial liabilities	4,106,320	(2,019,567)
– financial liabilities measured at amortized cost	3,339,104	(1,835,890)
– financial liabilities held for trading	(745,520)	183,423
– financial liabilities designated at Fair Value	1,446,306	850,676
– other liabilities	66,430	(1,217,776)
4. Cash inflow/outflow arising from insurance contracts issues and ceded	25,967	34,584
– insurance contracts issued that constitute assets/liabilities(+/–)	25,967	34,584
– insurance contracts ceded that constitute assets/liabilities(+/–)	—	—
Net cash inflow/outflow from operating activities	439,508	(3,160,960)
B. CASH FLOWS FROM INVESTING ACTIVITIES
1. Cash generated from:	371,626	253,890
– disposal of shareholdings	100,001	—
– dividends received in respect of equity investments	271,497	243,847
– disposals of tangible assets	128	9,702
– disposals of intangible assets	—	95
– disposals of subsidiaries or business units	—	246
2. Cash outflows arising from:	(352,578)	(83,598)
– purchases of shareholdings	(264,967)	(7,400)
– purchases of tangible assets	(51,161)	(39,751)
– purchases of intangible assets	(36,505)	(36,447)
– purchases of subsidiaries or business units	55	—
Net cash inflow/outflow from investing activities	19,048	170,292
C. CASH FLOWS FROM FUNDING ACTIVITIES
– issue/purchase of treasury shares	(187,595)	—
– issue/ purchase of capital instruments	6,252	—
– distribution of dividends and other purposes	(1,153,045)	(633,951)
– sales/acquisition of control by minority interests	—	—
Net cash inflow/outflow from funding activities	(1,334,388)	(633,951)
NET CASH INFLOW/OUTFLOW DURING THE PERIOD	(875,832)	(3,624,619)

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts. This change had no impact on cash inflows / outflows during the year under review.

104 | Consolidated financial statements as at 30 June 2024

Reconciliation

(€’000)

	Amount
Accounting items	30 June 2024	30 June 2023
Cash and cash equivalents: balance at start of period	4,236,982	7,861,601
Total cash inflow/outflow during the period	(875,832)	(3,624,619)
Cash and cash equivalents: exchange rate effect	—	—
Cash and cash equivalents: balance at end of period	3,361,150	4,236,982

Consolidated financial statements | 105

NOTES TO THE ACCOUNTS

NOTES TO THE ACCOUNTS

Consolidated Financial Statements | Notes to the accounts | 107

108 | Consolidated financial statements as at 30 June 2024

Part A - Accounting Policies

A.1 - General Part

SECTION 1

Statement of Compliance with IAS/IFRS

The consolidated financial statements as at 30 June 2024, as required by Italian Legislative Decree No. 38 of 28 February 2005, were drawn up in accordance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB), and the respective interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), which were adopted by the European Commission in accordance with the procedure laid down in Article 6 of Regulation (EC) No. 1606/2002 issued by the European Parliament and Council on 19 July 2002. In particular, account was taken of the “Instructions on preparing statutory and consolidated financial statements for banks and financial companies which control banking groups” issued by the Bank of Italy under Circular No. 262 of 22 December 2005 - eighth update of 17 November 2022,(26) which define the structure to be used in compiling and preparing the financial statements and the contents of the notes to the accounts. This report was drawn up in accordance with the provisions of Article 154-ter of Legislative Decree No. 58 of 24 February 1998 (Italian Consolidated Law on Finance).

SECTION 2

General Principles

These consolidated financial statements comprise:

–	consolidated balance sheet;

–	consolidated income statement;

–	consolidated statement of other comprehensive income;

–	statement of changes to consolidated net equity;

–	consolidated cash flow statement, drawn up using the direct method;

–	notes to the accounts.

(26) The eighth update published on 17 November 2022 transposed the regulatory changes of IFRS 17 “Insurance Contracts”.

Notes to the accounts | Part A - Accounting policies | 109

All the statements have been drawn up in conformity with the general principles provided for under IAS and the accounting policies illustrated in part A.2, and show data for the period under review compared with that for the previous financial year in the case of balance-sheet figures or the corresponding period of the previous financial year for profit-and-loss data.

* * *

During the year under review, the European Commission approved the following regulations, which include certain changes to accounting standards already in force:

–	Regulation 2023/2468 of 8 November 2023, published in the Official Journal of the European Union on 9 November 2023, adopted amendments to IAS 12 “Income Taxes”. These amendments added a temporary exception to account for deferred taxes resulting from the implementation of OECD Pillar II rules, as well as targeted disclosures for the entities involved.

In particular, the following are required:

–	temporary exception to the requirement to account for deferred taxes immediately following publication of the amendments by the IASB and retrospectively in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors; and

–	obligation to disclose the additional information required by the Regulation from the financial statements for years starting on 1 January 2023 or later; it is not necessary to apply additional disclosure provisions to interim financial statements relating to interim periods ending on 31 December 2023 or before.

–	Regulation 2023/2579 of 20 November 2023, published in the Official Journal of the European Union on 21 November 2023, adopted amendments to IFRS 16 “Leasing”. In particular, such amendments specify how the transferor/lessee should subsequently measure the value of sale and leaseback transactions. Companies should apply these amendments at the latest from the start date of their first financial year starting on 1 January 2024 or later.

–	Regulation 2023/2822 of 19 December 2023, published in the Official Journal of the European Union on 20 December 2023, adopted amendments to IAS 1 “Presentation of Financial Statements”. These amendments improve the information a company should provide when its right to defer settlement of a liability for at least 12 months is subject to covenants. The

110 | Consolidated financial statements as at 30 June 2024

required changes should, at the latest, be applied from the start date of the first financial year after 1 January 2024;

–	Commission Regulation (EU) 2024/1317 of 15 May 2024, published in the Official Journal Series L of 16 May 2024, adopted “Supply financing arrangements”, which amends IAS 7 Cash Flow Statement and IFRS Financial Instruments: Additional Information. The document introduces disclosure requirements regarding a company’s supply financing arrangements. Companies will apply the amendments at the latest from the financial statements for financial years beginning on or after 1 January 2024.

Furthermore, it should be remembered that as of 1 July 2023 the Mediobanca Group has been applying Regulation 2022/357 of 2 March 2022, which adopted the amendments to standards IAS 1 and IAS 8. The amendments clarify the differences between accounting principles and accounting estimates in order to ensure a consistent adoption of accounting standards and the comparability of financial statements.

* * *

The measures and statements published by regulatory and supervisory authorities in the past six months regarding the most suitable way to apply accounting standards that supplement the measures contained in the latest financial statements at 30 June 2023 are shown below. Please refer to the above financial statements for more details.

On 25 October 2023, ESMA published the annual statement “European Common Enforcement Priorities for 2023 Annual Financial Reports” outlining the priorities on which listed companies must focus when preparing the annual reports for December 2023. ESMA in particular recommends disclosure to be provided in the financial statements relating to any direct or indirect effects of sudden increases in interest rates on the composition of a company’s exposures between variable and fixed rates, accompanied by a sensitivity analysis, if any; the effects of the greater volatility brought by the macroeconomic scenario on Fair Value(27) estimates; any material effects on financial disclosure due to climate change(28) , while ensuring that such disclosure is provided in line with IFRS standards; and the need for clear and consistent use of alternative performance

(27) Reference is made to Part E, Section 2 – Prudential consolidation risk: Market risks, in particular the sections on interest rate risk and price risk.

(28) Reference is made to Part E – ESG and Climate Change Risk.

Notes to the accounts | Part A - Accounting policies | 111

measures (APMs). Finally, in the same document, ESMA also focused on ESEF tagging(29) , in particular on the priority use of mandatory and previously existing elements in the taxonomy; it specified that the company may proceed with the creation of a special element only in the event that a careful analysis has found that there is no suitable tag for a certain numerical “data point”.

Going-concern statement

With reference to the requirements of the Bank of Italy, CONSOB and ISVAP under Joint Document No. 4 of 3 March 2010, the Group’s consolidated financial statements at 30 June 2024 were prepared on a going-concern basis: the Directors believe that no risks and uncertainties have arisen such as to raise doubts on the Group’s going-concern assumption. The Directors consider that the Group has a reasonable expectation of continuing to operate in the foreseeable future.

For information on the Group’s risks and related safeguards, please refer to the contents of “Part E - Information on risks and related hedging policies” in these Notes to the Accounts and in the Group’s Review of Operations.

Discretionary assessments, risks and uncertainties linked to the use of significant accounting estimates

In compliance with IFRS, senior management are required to formulate assessments, estimates and assumptions that may influence the adoption of the accounting standards and the amounts of assets, liabilities, costs and revenues recognized in the financial statements, as well as the disclosure relating to contingent assets and liabilities.

The assumptions underlying such estimates take into account all the information available at the date of preparation of the financial statements, as well as assumptions considered reasonable, including in light of past experience.

In this regard, it should be noted that financial estimates may, due to their very nature and insofar as reasonable, need to be revised as a result of changes in the circumstances on which they have been based, of the availability of new information or of greater experience accrued.

(29) Reference is made to Part A – Section 5, “Other aspects”.

112 | Consolidated financial statements as at 30 June 2024

The main cases requiring the use of subjective assessments and opinions on the part of senior management are as follows:

a)	quantification of losses due to the impairment of receivables and, in general, of other financial assets;

b)	assessment of the Fair Value of equity investments and other non-financial assets (goodwill, tangible assets, including the value in use of assets acquired under lease, and intangible assets);

c)	use of valuation models to measure the Fair Value of financial instruments not listed on active markets;

d)	estimates of liabilities deriving from company defined benefit retirement plans;

e)	quantification of legal and fiscal provisions for risks and charges.

The above list of valuation processes is provided for the sole purpose of allowing the reader to better understand the main areas of uncertainty, but it should not be understood in any way to suggest that alternative assumptions may, at present, be more appropriate. For the most relevant items being estimated, information on the main hypotheses and assumptions used in the estimate is provided in the specific sections of the Notes to the Accounts, including a sensitivity analysis with respect to alternative hypotheses.

Transition to the new IFRS 17 standard

Starting from this financial year, the Mediobanca Group will be applying the new standard IFRS 17 “Insurance Contracts”, which has replaced the previous standard IFRS 4 for the representation of insurance contracts, providing a single and harmonized method that favours a more immediate comparison between institutions from different countries. IFRS 17 applies to all insurance contracts, including reinsurance contracts and contracts that contain an investment component as part of an insurance contract, including with discretionary profit-sharing features. IFRS 17 defines the principles to be applied for the recognition, measurement, and accounting of all insurance and reinsurance contracts. In particular, this standard has been applied by Compass RE, a company specializing in reinsurance, wholly owned by Compass Banca.

Notes to the accounts | Part A - Accounting policies | 113

It should be noted that based on the provisions of accounting standard IFRS 17, adoption should be made retrospectively by recalculating the comparative closing balances. As foreseen during the analysis, the entry into force of this standard did not reveal any material impacts. In particular, as at 30 June 2023 the reclassification generated an impact of €-15,189 on total assets, €-15,518 on total liabilities, and a total impact of €329 on net equity.

Global Minimum Tax

Directive (EU) 2022/2523 of 15 December 2022 was transposed in Italy under Legislative Decree No. 209 of 27 December 2023 for the “implementation of the tax reform in the field of international taxation”, aiming to ensure a minimum global tax rate of 15% for entities that are part of a multinational group of companies with annual revenues equal to or greater than €750m for at least two of the four financial years preceding the one under review.

Specifically, in order to achieve this objective, the legislation provides for the application of a Top-Up Tax, applicable in the event that the Effective Tax Rate (ETR) calculated within that jurisdiction is lower than 15%, up to reaching this level. Moreover, transitional Country-by-Country Reporting (CbCR) Safe Harbours have been introduced, i.e. a set of simplification rules that, under certain conditions, provide for zeroing the Top-Up Tax for the first three financial years following entry into force of such legislation.

Since the provisions of Legislative Decree No. 209/2023 will be coming into force starting from the financial year following the one in progress as at 31 December 2023, the first year in which such legislation will be adopted for the Mediobanca Group will be the financial year ending as at 30 June 2025. The activities necessary to verify whether the Group can pass the tests required for each relevant jurisdiction were therefore started.

In the financial statements for the year ended 30 June 2024, the Group carried out a simulation on the basis of final data for the year ending at 30 June 2023 concerning the tests required by the transitional CbCR Safe Harbours and applicability of any additional taxation. Specifically, the above-mentioned tests showed that all jurisdictions should benefit from the transitional regime at the date of adoption of such legislation.

114 | Consolidated financial statements as at 30 June 2024

BAPA (Bilateral Advance Pricing Agreements)

In the Transfer Pricing area, Penalty Protection rules ensure exemption from administrative penalties due to misrepresentation and apply in the event that the taxpayer is in possession of documentation that ensures verification of compliance with the transfer pricing arm’s length principle applied to cross-border intercompany transactions. In order to ensure that such rules are applied, in addition to preparing and updating their Country-Specific Documentation and Master File according to regulatory provisions, Mediobanca S.p.A. and Mediobanca International S.A. submitted an application in June for a bilateral advance pricing arrangement (BAPA) between the Italian Revenue Agency and the competent Luxembourg Authority. The application submitted to the Italian Revenue Agency was declared admissible last July.

Corporate Sustainability Reporting Directive (CSRD) Project

The continuous evolution of European legislation on sustainability reporting, together with requests to adhere to various reporting standards on an optional basis, led the Mediobanca Group to launch a multi-year project focused on Group ESG Reporting standards starting in 2021 with the aim of creating an integrated approach capable of meeting the new regulatory requirements and emerging best practices across the Group.

In the first two years, the project focused on:

–	definition of standard solutions for the preparation of the tables required by Article 8 of the Delegated Act of the EU Taxonomy and the quantitative tables and qualitative tables required by Pillar 3 in the ESG field;

–	industrialization of the related indicators, including GAR (in view of alignment with the taxonomy), and drafting the first off-balance sheet disclosure;

–	preparation of internal regulations for the drafting of the disclosure statement (e.g. Pillar 3, PRB Report, TCFD Report); and finally

–	definition of solutions once such activities are fully operational.

During the financial year under review, a gap analysis was carried out to assess the degree of alignment between the new disclosure obligations according to the ESRS and the contents of the Group’s current non-financial

Notes to the accounts | Part A - Accounting policies | 115

reports (in particular the DCNF) in view of the entry into force of the CSRD, whose reporting requirement should be met by the Group as of 30 June 2025. Preparatory activities for drafting / implementing the future Sustainability Statement should be noted, including: initial analyses for the implementation of double materiality and IT tool assessments for an even more solid management of data collection.

With specific reference to “Double Materiality” (the new analysis provided for by ESRS standards that requires the identification of impacts, risks and opportunities relevant to sustainability reporting), the Group started to refine the criteria to align its “impact materiality” with the requirements of the new standard by examining in depth the principles relating to the “financial relevance of ESG issues” (second area required for the implementation of the aforementioned analysis).

SECTION 3

Area and methods of consolidation

The consolidated financial statements comprise the financial position and the results of the Group Legal Entities and companies directly or indirectly controlled by them, including those operating in sectors other than the one in which the Parent Company operates.

Based on the combined provisions of IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”, the Group has proceeded to consolidate its Legal Entities on a line-by-line basis, and its associates and joint arrangements using the net equity method.

The following events in the twelve months should be noted:

–	the wholly-owned subsidiary MB INVAG S.r.l. merged into Mediobanca S.p.A. in September; such company held 1,628,150 Assicurazioni Generali shares (i.e. 0.106% of its capital) resulting from the demerger of INVAG S.r.l;

–	on 2 October, Mediobanca completed the acquisition of the controlling stake in the English company Arma Partners LLP, a leading independent financial consultancy firm in the European Digital Economy sector, which in turn holds 100% of Arma Partners Corporate Finance Ltd. (UK) and Arma

116 | Consolidated financial statements as at 30 June 2024

Deutschland GmbH (Germany). In particular, Mediobanca acquired 100% of Interests A, which give it the right to receive a percentage of Arma’s distributable profit, calculated as a fixed percentage of revenues, and ensure sufficient governance rights to enable a full line-by-line consolidation and to maintain control from a legal, regulatory, and accounting standpoint; the current Partners hold Interests B, which entitle them to receive the residual percentage of Arma’s distributable profit, as well as certain governance rights having a specific impact on the Partners’ economic rights;

–	on 16 October, Compass Banca completed the 100% acquisition of HeidiPay Switzerland AG, a Swiss fintech specializing in the Buy-Now-Pay-Later (BNPL) market. This operation strengthened the partnership with Heidi Pay AG, a holding company specializing in the development of fintech platforms to support BNPL transactions in e-commerce and for brick-and-mortar stores, of which Compass has held a 19.5% share since August 2022;

–	on 24 October, the acquisition by Mediobanca Management Company of the entire stake in RAM Active Investment Europe, previously wholly owned by RAM Active Investments S.A., was completed; the operation did not lead to changes in the consolidation area. The relevant streamlining project required the subsidiary’s merger, which was completed on 30 June with the delisting from the local register of companies;

–	on 31 October, the sale of Revalea to Banca Ifis was completed with Compass receiving the agreed price (€100m). The company, whose loans will remain in place until June 2027, therefore exited the Group;

–	the merger of Soisy S.p.A. into Compass Banca S.p.A. was completed with effect from 31 January 2024.

During the year, the following entities were placed into liquidation and cancelled:

–	the subsidiaries of Polus Capital Management Bybrook Capital LLP and Bybrook Capital Services (UK) Limited (effective as of 9 January 2024), Bybrook Capital LLC and Bybrook Capital LP (with effect from last August), Bybrook Capital Management Limited (placed into liquidation on 25 June 2024);

–	the CMB Monaco subsidiary CMB Asset Management (delisted on 10 January 2024);

–	the Compass subsidiary Banca Quarzo CQS, a securitization vehicle pursuant to Law No. 130/99, was delisted from the register of companies on 1 February 2024.

Notes to the accounts | Part A - Accounting policies | 117

1. Equity Investments in Group Legal Entities

				Ownership
			Type of	Controlling	%		Voting rights
Company name		Site	relationship (1)	entity	shareholding		in % (2)
A.	COMPANIES INCLUDED IN AREA OF CONSOLIDATION
A.1	Line-by-line method
1.	MEDIOBANCA - Banca di Credito Finanziario S.p.A.	Milan	1	—	—		—
2.	SPAFID S.P.A	Milan	1	A.1.1	100.0		100.0
3.	MEDIOBANCA INNOVATION SERVICES - S.C.P.A.	Milan	1	A.1.1	100.0		100.0
4.	CMB MONACO S.A.M.	Monte Carlo	1	A.1.1	100.0		100.0
5.	CMG MONACO S.A.M.	Monte Carlo	1	A.1.4	99.92		99.92
6.	MEDIOBANCA INTERNATIONAL (LUXEMBOURG) S.A.	Luxembourg	1	A.1.1	99.0		99.0
			1	A.1.7	1.0		1.0
7.	COMPASS BANCA S.P.A.	Milan	1	A.1.1	100.0		100.0
8.	MEDIOBANCA PREMIER S.P.A. (formerly CHEBANCA! S.P.A.)	Milan	1	A.1.1	100.0		100.0
9.	MBCREDIT SOLUTIONS S.P.A.	Milan	1	A.1.7	100.0		100.0
10.	SELMABIPIEMME LEASING S.P.A.	Milan	1	A.1.1	60.0		60.0
11.	MB FUNDING LUXEMBOURG S.A.	Luxembourg	1	A.1.1	100.0		100.0
12.	MEDIOBANCA SECURITIES USA LLC	New York	1	A.1.1	100.0		100.0
13.	MB FACTA S.P.A.	Milan	1	A.1.1	100.0		100.0
14.	QUARZO S.R.L.	Milan	1	A.1.7	90.0		90.0
15.	MEDIOBANCA COVERED BOND S.R.L.	Milan	1	A.1.8	90.0		90.0
16.	COMPASS RE (LUXEMBOURG) S.A.	Luxembourg	1	A.1.7	100.0		100.0
17.	MEDIOBANCA INTERNATIONAL IMMOBILIERE S. A R.L.	Luxembourg	1	A.1.6	100.0		100.0
18.	POLUS CAPITAL MANAGEMENT GROUP LIMITED	London	1	A.1.1	89.07	(*)	63.75
19.	POLUS CAPITAL MANAGEMENT LIMITED	London	1	A.1.18	100.0		100.0
20.	POLUS CAPITAL MANAGEMENT (US) INC.	Wilmington (USA)	1	A.1.18	100.0		100.0
21.	POLUS CAPITAL MANAGEMENT INVESTMENTS LIMITED (non-operating)	London	1	A.1.18	100.0		100.0
22.	POLUS INVESTMENT MANAGERS LIMITED (non-operating)	London	1	A.1.18	100.0		100.0
23.	Bybrook Capital Management Limited (in liquidation)	Grand Cayman	1	A.1.18	100.0		100.0
24.	Bybrook Capital Burton Partnership (GP) Limited	Grand Cayman	1	A.1.23	100.0		100.0
25.	SPAFID FAMILY OFFICE SIM	Milan	1	A.1.2	100.0		100.0
26.	SPAFID TRUST S.R.L.	Milan	1	A.1.2	100.0		100.0
27.	MEDIOBANCA MANAGEMENT COMPANY S.A.	Luxembourg	1	A.1.1	100.0		100.0
28.	MEDIOBANCA SGR S.P.A.	Milan	1	A.1.1	100.0		100.0
29.	RAM ACTIVE INVESTMENTS S.A.	Geneva	1	A.1.1	98.3	(**)	93.0
30.	MESSIER ET ASSOCIES S.A.S.	Paris	1	A.1.1	100.0	(***)	80.04
31.	MESSIER ET ASSOCIES L.L.C.	New York	1	A.1.31	100.0	(***)	50.0
32.	MBCONTACT SOLUTIONS S.R.L.	Milan	1	A.1.9	100.0		100.0
33.	COMPASS RENT S.R.L.	Milan	1	A.1.7	100.0		100.0
34.	COMPASS LINK S.R.L.	Milan	1	A.1.7	100.0		100.0
35.	RAM ACTIVE INVESTMENTS LIMITED (UK) (in liquidation)	London	1	A.1.29	100.0		100.0
36.	CMB REAL ESTATE DEVELOPMENT S.A.M.	Monte Carlo	1	A.1.4	60.0		60.0
			1	A.1.1	40.0		40.0
37.	ARMA PARTNERS LLP	London	1	A.1.1	100.0		100.0
38.	ARMA PARTNERS CORPORATE FINANCE LTD	London	1	A.1.37	100.0		100.0
39.	ARMA DEUTSCHLAND GmbH	Munich	1	A.1.37	100.0		100.0
40.	HEIDI PAY SWITZERLAND AG	Geneva	1	A.1.7	100.0		100.0

(*)	Taking into account the recently renegotiated put & call option which can be exercised for the next 3 years.
(**)	Taking into account the put and call options exercisable from the third to the tenth anniversary of the closing date of the transaction.
(***)	Taking into account the put & call option renegotiated during the year under review, which can be exercised for the next 2 years.

Legend

(1) Type of relationship: 1 = Majority of voting rights in ordinary AGMs.

(2) Effective and potential voting rights in ordinary AGMs.

118 | Consolidated financial statements as at 30 June 2024

2. Considerations and significant assumptions used to determine consolidation area

The area of consolidation is defined on the basis of IFRS 10, “Consolidated Financial Statements”, which provides that control occurs when the following three conditions apply:

–	when the investor has power over the investee, defined as having substantive rights over the investee’s relevant activities;

–	when the investor has exposure, or rights, to variable returns from its involvement with the investee; and

–	when the investor has the ability to exert power over the investee to affect the amount of the variable returns.

Group Legal Entities are consolidated on a line-by-line basis, which means that the carrying amount of the parent’s investment and its share of the Group Legal Entity’s equity after minority interests are eliminated against the addition of that company’s assets and liabilities, income and expenses to the parent company’s totals. Any surplus arising following allocation of asset and liability items to the Group Legal Entity is recorded as goodwill. Any assets and liabilities, income and expenses from transactions between consolidated companies are eliminated upon consolidation.

Investments in associates and joint arrangements are consolidated using the equity method. Associates are companies that are subject to significant influence, a concept defined as the power to participate in activities which are significant for the company without having control of it. Significant influence is assumed to exist in cases where one company holds at least 20% of the voting rights of another. When establishing whether or not significant influence exists, account is also taken of potential rights, rights exercisable under options, warrants or conversion rights embedded in financial instruments; the ownership structure is also considered, as well as voting rights owned by other investors.

The definition of joint arrangement used is that provided in IFRS 11, which involves the twofold requirement of the existence of a contractual arrangement and that such an arrangement must provide joint control to two or more parties. Also in this case, the valuation method chosen is based on Net Equity, which will be applied to the newly-established company MB Speed UP starting from the financial year under review.

Under the equity method of accounting, any changes in the net equity of the investee company (including gains and losses) since the acquisition date should

Notes to the accounts | Part A - Accounting policies | 119

be included in the book value of the investment (originally recognised at cost). This value is reduced in the event that the investment distributes dividends. The gain or loss generated by the investment is recorded pro rata in the consolidated income statement, including any value impairment or write-ups; while all other changes are recognized directly in net equity.

The financial statements of the consolidated companies represented in currencies other than the Euro are converted by applying the exchange rate prevailing at the end of the accounting period to the balance sheet items, and the average exchange rates for the same period to the income statement items. All exchange rate differences arising as a result of the translation are recorded in a specific net equity valuation reserve which, as and when the investment is sold, is eliminated and the relevant amount is debited from or credited to the income statement as the case may be. The following Table summarizes the conversion rates into Euros used in the statement as at 30 June 2024:

	ITEM CHANGES	ITEM CHANGES IN PROFIT
CURRENCY	IN BALANCE SHEET	AND LOSS ACCOUNT
SWISS FRANC (CHF)	0.9634	0.9597
US DOLLAR (USD)	1.0705	1.0816
BRITISH POUND (GBP)	0.8463	0.8588

With regard to the determination of the stake used for equity-based consolidation, it should be noted that it was determined as the ratio of the shares owned excluding those held for trading and/or through securities lending transactions (which transfer ownership, but not risks and benefits) and voting capital, represented by share capital after deducting treasury shares.

As required by paragraph 5-A of IFRS 12, the companies included within the area of consolidation, which must be disclosed in this paragraph, also include the equity investments of entities classified as held for sale (or included in a disposal group which is classified as held for sale).

3. Investments in Group Legal Entities with significant minority interests

Nothing to report.

120 | Consolidated financial statements as at 30 June 2024

4. Significant restrictions

The Group considers that no restrictions currently in force, under the terms of its Articles of Association, shareholders’ agreements or external regulations, would prevent it or otherwise limit its ability to access its assets or settle its liabilities.

The Group also considers that no rights are in force to protect the interest of minority or third parties.

5. Other Information

The reporting date for the consolidated financial statements is the date on which the Parent Company’s financial year ends. In cases where Group Legal Entities have reporting periods ending on different dates, these companies are consolidated based on financial and earnings situations prepared as at the reporting date for the consolidated financial statements.

The financial statements of all Group Legal Entities have been drawn up based on the same accounting principles used at Group level.

Associates which have reporting periods ending on different dates compared to the Parent Company prepare a pro-forma accounting statement as at the consolidated reporting date, or alternatively send a statement referring to a previous date as long as it is not more than three months previously. This eventuality is expressly provided for by IAS 28 (paras. 33-34) provided that due account is taken of any material transactions or events that occur between said date and the reporting date for the financial statements.

SECTION 4

Events subsequent to the reporting date

It should be noted that the merger of Spafid Family Office S.p.A. into Spafid S.p.A. was completed with effect from 1 July 2024.

No other events requiring an adjustment to be made to the data shown in the Consolidated Financial Statements at 30 June 2024 occurred after such date.

Notes to the accounts | Part A - Accounting policies | 121

SECTION 5

Other Aspects

In compliance with Directive (EC) 2004/109 (the “Transparency Directive”) and Delegated Regulation (EU) 2019/815 (the “ESEF Regulation”), this document was drawn up in XHTML and the consolidated financial statements were “marked up” using the integrated computer language iXBRL, approved by ESMA.(30)

The entire document was lodged at the company offices and with the competent institutions as pursuant to the law.

The consolidated financial statements are accompanied by the Declaration by Financial Reporting Officer pursuant to Article 154-bis of the Italian Consolidated Law on Finance and are subject to a limited audit by the independent auditing firm EY S.p.A., according to the provisions of Legislative Decree No. 39 of 27 January 2010.

A.2 - Significant Accounting Policies

1 - Financial assets measured at Fair Value through profit or loss

These include financial assets held for trading and other financial assets mandatorily measured at Fair Value, and assets for which the Fair Value Option was modified.

Financial assets held for trading are assets which have been acquired principally for the purpose of being traded. This category comprises debt securities, equities, loans held for trading purposes, and the positive value of derivatives held for trading, including those embedded in complex instruments (such as structured bonds), which are recorded separately. This category also includes syndicated loan underwriting commitments in the event of a positive value.

(30) However, issuers may still continue to publish their Financial Statements in other formats (i.e. PDF).

It should be noted that some information contained in the Notes to the Financial Statements when extracted from the XHTML format in an XBRL instance, due to certain technical limitations, may not be reproduced identically, compared to the corresponding information displayed in the consolidated financial statements in XHTML format.

122 | Consolidated financial statements as at 30 June 2024

Assets mandatorily measured at Fair Value include financial assets that are not held for trading but are mandatorily measured at Fair Value through profit or loss given the fact that they do not meet the requirements to be measured at amortized cost or at Fair Value through other comprehensive income. In particular, as clarified by the IFRS Interpretation Committee, this category includes units in mutual investment funds.(31)

With regard to financial assets mandatorily measured at Fair Value, during the financial year the organizational model, the monitoring process and the methodology that the Bank applies in order to classify, measure and verify the value of OICs as instruments accounted for at Fair Value were defined in compliance with Community Regulations (see section A.4 for further details).

Initial recognition occurs at the settlement date for securities and loans and at the subscription date for derivatives. At initial recognition, such financial assets are booked at Fair Value not including any transaction expenses or income directly attributable to the asset concerned, which are taken through the profit and loss account. Following their initial recognition, they will continue to be measured at Fair Value, and any changes in Fair Value will be recognized in the profit and loss account. Interest on instruments mandatorily measured at Fair Value will be recognized according to the interest rate stipulated contractually. Dividends paid on equity instruments will be measured through profit or loss when the right to collect them becomes effective.

Equities and linked derivatives whose Fair Value may not be reliably measured using the methods described above are stated at cost (these too qualify as Level 3 assets). If the assets suffer impairment, they are written down to their current value.

Gains and losses upon disposal or redemption and the positive and negative effects of changes in Fair Value over time are recognized in the profit and loss account under the respective headings.

Assets held for trading mandatorily measured at Fair Value also include loans which do not guarantee full repayment of principal in the event of the counterparty’s financial difficulties and which have therefore failed the SPPI test. The process followed to write down these positions is aligned with that

(31)  The IFRS Interpretation Committee’s clarification rules out any possibility of such instruments being treated as equities.

Notes to the accounts | Part A - Accounting policies | 123

used for other loans, on the grounds that the exposure is basically attributable to credit risk, with both the gross exposure and related provisioning stated.

This item also includes financial assets designated at Fair Value upon initial recognition with the aim of eliminating or significantly reducing a valuation inconsistency. This case in particular concerns the related portfolio of assets and liabilities required by applying the business model for managing equity-linked certificates where changes in own credit risk and realizations are recognized through profit or loss to eliminate the accounting mismatch.

2 - Financial assets measured at Fair Value through other comprehensive income

These are financial instruments, mostly debt securities, which meet both the following conditions:

–	the instruments are held on the basis of a business model whose objective is the collection of contractual cash flows and of proceeds deriving from the sale of such instruments;

–	the contractual terms have passed the SPPI test.

Financial assets measured at Fair Value through other comprehensive income (FVOCI) are recognized at Fair Value, including transaction costs and income directly attributable to them. Thereafter, they will continue to be measured at Fair Value. Changes in Fair Value are measured through other comprehensive income, while interest and currency exchange gains/losses are recorded in the profit and loss account (in the same way as financial instruments measured at amortized cost).

Expected losses of financial assets measured at Fair Value through other comprehensive income (debt securities and loans and advances to customers) are calculated (as per the impairment process) in the same way as those of financial assets measured at amortized cost, with the resulting value adjustment recorded in the profit and loss account.

Retained earnings and accumulated losses recorded in other comprehensive income will be measured through profit or loss when the instrument is removed from the balance sheet.

124 | Consolidated financial statements as at 30 June 2024

The category also includes equities not held for trading which meet the definition provided by IAS 32, and which the Group decided to classify irrevocably in this category at the initial recognition stage. As the instruments in question are equities, they are not subject to impairment and no gains/losses on equities will be measured through profit or loss, including following the sale of the instrument. Conversely, dividends on the instruments will be measured through profit or loss when the right of collection takes effect.

3 - Financial assets measured at amortized cost

These include loans and advances to customers and banks, debt securities and repo transactions which meet the following conditions:

–	the financial instrument is held and managed according to the hold-to-collect business model, i.e. with the objective of holding it in order to collect the cash flows governed by the contract;

–	such contractual cash flows consist entirely of payment of principal amount and interest (and therefore meet the requirements set by the SPPI test).

This heading also includes receivables originated from finance leases, the valuation and classification rules for which are governed by IFRS 16 (cf. below), even though the impairment rules introduced by IFRS 9 apply for valuation purposes.

The Group’s business model should reflect the ways in which financial assets are managed at a portfolio level and not at the instrument level, on the basis of factors observable at the portfolio level and not at the instrument level, such as the following:

–	operating procedure adopted by management in the performance evaluation process;

–	risk type and procedure for managing risks taken, including indicators for portfolio rotation;

–	means for determining remuneration mechanisms for risk-takers.

The business model is based on expected reasonable scenarios (without considering “worst case” and “stress case” scenarios). In the event of cash flows differing from those estimated at initial recognition, the Group is not bound to

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change the classification of financial instruments forming part of the portfolio, but uses the information for deciding the classification of new financial instruments.(32)

At initial recognition, the Group analyses contractual terms for the instruments to check whether the instrument, product or sub-product has passed the SPPI test. In this connection, the Group has developed a standardized testing process which involves analysing loans by using a specific tool, developed internally, which is structured in decision-making trees, at the level of the individual financial instrument or product based on their different degrees of customisation. If the test is not passed, the tool will show that the assets should be measured at Fair Value through profit or loss (FVTPL). The method by which loans are tested differs according to whether or not the asset is a retail or corporate loan: at product level for retail loans, individually for corporate loans. An external info-provider is used to test debt securities; if, however, no test results are available, the instrument is analysed using the SPPI tool. When contractual cash flows for the instrument do not represent solely payments of principal and interest on the outstanding amount, the Group mandatorily classifies the instrument at Fair Value through profit or loss.

At the initial recognition date, financial assets are measured at Fair Value, including any costs or income directly attributable to individual transactions that can be established from the outset even if they are actually settled at later stages. The recognition value does not, however, factor in costs with the above characteristics which are repaid separately by the borrower, or may be classified as ordinary internal administrative expenses.

The instrument is measured at amortized cost, i.e. the initial value less/plus the repayments of principal made, write-downs/write-ups, and amortization – calculated using the effective interest rate method – of the difference between the amount disbursed and the amount repayable at maturity, adjusted to reflect expected losses.

The amortized cost method is not used for short-term receivables, as the discounting effect is negligible; for this reason, such receivables are recognized at historical cost. The original effective interest rate is defined as the rate of interest which renders the discounted value of future cash flows deriving

(32) These considerations are stated in the internal management policies, which reiterate the link between business model and accounting treatment and introduce frequency and materiality thresholds for changes in portfolios of assets measured at amortized cost.

126 | Consolidated financial statements as at 30 June 2024

from the loan or receivable by way of principal and interest equal to the initial recognition value of the loan or receivable.

The original effective interest rate for each loan will remain unchanged in subsequent years, even if new terms are negotiated leading to a reduction to below market rates, including non-interest-bearing loans. The relevant value adjustment is recognized in the profit and loss account.

In accordance with the provisions of IFRS 9, the impairment model involves financial assets being classified at one of three different risk stages (Stage 1, Stage 2 and Stage 3), depending on developments in the borrower’s credit quality, to which different criteria for measuring expected losses apply. Accordingly, financial assets are split into the following categories:

–	Stage 1: this includes exposures at their initial recognition date for as long as there is no significant impairment to their credit quality; for such instruments, the expected loss should be calculated depending on default events which may occur within twelve months of the reporting date;

–	Stage 2: this includes exposures which, while not classified as non-performing as such, have nonetheless experienced significant impairment to their credit quality since the initial recognition date; in the transition from Stage 1 to Stage 2, the expected loss will be calculated for the outstanding life of the instrument;

–	Stage 3: this category consists of non-performing (impaired) exposures according to the definition provided in the regulations. In the transition to Stage 3, exposures are valued individually, that is, the value adjustment is calculated as the difference between the carrying value at the reference date (amortized cost) and the discounted value of the expected cash flows, which are calculated by applying the original effective interest rate. The expected cash flows consider the anticipated collection times, the probable net realizable value of any guarantees, and the costs which are likely to be incurred for the recovery of the credit exposure from a forward-looking perspective which factors in alternative recovery scenarios and developments in the economic cycle.

In the model for calculating expected losses applied by the Group, forward-looking information was taken into consideration by referring to three possible macroeconomic scenarios (baseline, mild-positive and mild-negative) that may have an impact on PD and LGD, including any sales scenarios where the

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Group’s NPL strategy considers that such assets should be recovered through sale on the market.

The Group’s policy to establish a significant increase in credit risk is based on qualitative and quantitative criteria and uses the 30-day past due loans or their classification as forborne as conditions to be otherwise included in Stage 2 (referred to as backstop indicators). Cases of low-risk instruments at the recording date are identified, compatible with classification as Stage 1 (low credit risk exemption), where there is a BBB- rating on the Standard & Poor’s scale, or a corresponding internal PD estimate.

Purchased or originated credit impaired items (POCIs) are receivables that are already non-performing at the point in time when they are acquired or disbursed, which does not preclude their being subsequently classified as performing. Writedowns are in any case calculated on a lifetime horizon.

Following initial recognition, all financial assets measured at amortized cost are subject to the impairment model based on the expected loss, i.e. performing as well as non-performing exposures.

Impairment regards losses which are expected to materialize in the twelve months following the reporting date, or losses which are expected to materialize throughout the rest of the instrument’s lifetime in the event of a significant increase in credit risk. Both the twelve-month and lifetime expected losses can be calculated on an individual or collective basis according to the nature of the underlying portfolio.

Expected credit losses are recorded and released only to the extent that changes have occurred. For financial instruments considered to be in default, the Group records an expected loss on the residual lifetime of the instrument (similar to Stage 2 above); value adjustments are determined for all the exposures of the different categories considering forecast information reflecting macro-economic factors (forward-looking approach).

128 | Consolidated financial statements as at 30 June 2024

4 - Hedging

With reference to hedging transactions, the Group has chosen to adopt the provisions of IFRS 9 and not to make use of the exception granted, i.e. to continue to apply the IAS 39 rules to these transactions, with the exception of the specific cases set forth in IFRS 9 (para. 6.1.3)(33)  and not governed by the same.

The types of hedges used by the Group are the following:

–	Fair Value hedges, which aim to offset the exposure to changes in the Fair Value of a financial item or homogeneous group of assets in terms of risk profile;

–	cash flow hedges, which are intended to offset the exposure of recognized assets and liabilities to changes in future cash flows attributable to specific risks relating to the items concerned;

–	hedges of foreign investments in currencies other than the Euro: these refer to the hedging of risks in an investment in a non-Italian company denominated in a foreign currency.

For the process to be effective, the item must be hedged with a counterparty from outside the Group.

Hedge derivatives are measured at Fair Value as follows:

–	for Fair Value hedges, a change in the Fair Value of the hedged item is offset by the change in Fair Value of the hedging instrument, both of which recognized in the profit and loss account, should a difference emerge as a result of the partial ineffectiveness of the hedge;

–	for cash flow hedges, a change in Fair Value is recognized in net equity for the effective portion of the hedge and in the profit and loss account only when, with reference to the hedged item, the change in the cash flows to be offset actually occurs.

Hedge accounting is permitted for derivatives where the hedging relationship is formally designated and documented and provided that the hedge is effective at its inception and is expected to be so for its entire life.

(33)	IFRS 9 par. 6.1.3: “For a fair value hedge of the interest rate exposure of a portfolio of financial assets or financial liabilities (and only for such a hedge), an entity may apply the hedge accounting requirements in IAS 39 instead of those in this Standard. In that case, the entity must also apply the specific requirements for the fair value hedge accounting for a portfolio hedge of interest rate risk and designate as the hedged item a portion that is a currency amount (see paragraphs 81 A, 89 A and AG114–AG132 of IAS 39).”

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At inception, the Group formally designates and documents the hedging relationship, with an indication of the risk management objectives and strategy for the hedge. The documentation includes identification of the hedging instrument, the item hedged, the nature of the risk hedged and how the entity intends to assess if the hedging relationship meets the requisites for the hedge to be considered effective (including analysis of the sources of any ineffectiveness and how this affects the hedging relationship). The hedging relationship meets the eligibility criteria for accounting treatment reserved for hedges if, and only if, the following conditions are met:

–	the effect of the credit risk does not prevail over the changes in value resulting from the economic relationship;

–	the coverage provided by the hedging relationship is the same as the coverage which results from the quantity of the item hedged which the entity effectively hedges, and the quantity of the hedging instrument which the Group actually uses to hedge the same quantity of the item hedged.

Fair Value hedges

As long as the Fair Value hedge meets the qualifying criteria, the gain or loss on the hedging instrument must be recognized in the profit and loss account or under one of the other comprehensive income headings if the hedging instrument hedges another equity instrument for which the Group has chosen to measure changes in Fair Value through OCI. The hedge profit or loss on the hedged item is recorded as an adjustment to the book value of the hedge with a matching entry through profit and loss account, even in cases where the item hedged is a financial asset (or one of its components) measured at Fair Value with changes taken through OCI. However, if the hedged item is an equity instrument for which the entity has opted to measure changes in Fair Value through OCI, the amounts remain in the statement of other comprehensive income.

If the hedged item is an unrecognized irrevocable commitment (or a component thereof), the cumulative change in Fair Value of the hedged item resulting from its designation is recognized as an asset or liability with a corresponding gain or loss recorded in the profit (loss) for the period.

130 | Consolidated financial statements as at 30 June 2024

Cash flow hedges

As long as the cash flow hedge meets the qualifying criteria, it is accounted for as follows:

–	the gain or loss on the hedging instrument in relation to the effective portion of the hedge is measured through OCI in the cash flow reserve, whereas the ineffective part is measured through profit or loss.

–	the cash flow reserve is adjusted to the lower of:

–	the cumulative gain or loss on the hedging instrument since the hedge’s inception; and

–	the cumulative change in Fair Value (at the present value) of the hedged item (i.e. the present value of the cumulative change in the estimated future cash flows hedged) since the hedge’s inception.

The cumulative amount in the cash flow hedge reserve will be reclassified from the cash flow hedge reserve to profit (loss) for the period as a reclassification adjustment in the same period or periods in which the estimated future cash flows being hedged have an impact on the profit (loss) for the period (e.g. in periods when interest receivable or payable are recorded, or when the planned sale takes place). However, if the amount constitutes a loss and the entity does not expect to recover the whole loss or part of it in one or more future periods, the entity must classify the amount it does not expect to recover in the profit (loss) for the period (as an adjustment due to reclassification) immediately.

Foreign currency investment hedges

As far as it complies with eligibility criteria, a cash flow hedge is accounted for in the following ways:

–	the portion of gain or loss on the hedging instrument that results in an effective hedge is booked into Other Comprehensive Income; and

–	the ineffective share is booked through profit or loss.

The cumulative gain or loss on the hedging instrument related to the effective part of the hedge which had been accumulated into the foreign currency exchange rate reserve will be reclassified from net equity to profit and loss as a reclassification adjustment (see IAS 1), as required by par. 48 and 49 of IAS 21 regarding the partial or total disposal of the foreign investment.

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5 - Investments

This heading consists of interests(34) held in jointly-controlled entities and associates. Companies subject to joint control, otherwise known as joint ventures, are defined as entities whose control is contractually stipulated as being shared between the Group and one or more other parties, or when the unanimous consent of all parties which share control of the entity is required for decisions regarding relevant activities.

Companies subject to significant influence, otherwise known as associates, are defined as entities in which the Group holds at least 20% of the voting rights (including “potential” voting rights) or for which – despite holding a lower share of the voting rights – it is entitled to participate in deciding the financial and management policies of the investee company by virtue of its being represented in that company’s management bodies, without actually having control over it.

The Group uses the net equity method to account for these investments; hence they are initially recognized at cost and subsequently adjusted to reflect changes in the net assets attributable to the Group since the acquisition date.

Following application of the net equity method, if there is objective evidence that the value of an investment may have reduced, estimates are made of its recoverable value, taking into account the value of the discounted future cash flows which the investment might generate, including the final sale value of the investment itself.

If the recoverable value is lower than the book value, the difference is measured through profit or loss.

If, in a period following the year in which an impairment loss has been recorded, a change occurs in the estimates used to determine the recoverable value, the book value of the investment will be revised to reflect the recoverable value and the adjustment will give rise to a write-back.

(34)	As specified in IAS 28, the stake in an associated company is the book value of the investment in the affiliated company calculated using the equity method together with any other long-term stake which, in substance, represents the entity’s additional net investment in the affiliated company. Any short-term transactions (trading and securities lending) are not relevant for the computation of the stake for equity-based consolidation purposes.

132 | Consolidated financial statements as at 30 June 2024

In cases where significant influence or joint control are lost, the Group recognizes and values any residual share still held at Fair Value. Any difference between the book value at the date on which the loss of significant influence or joint control occurs, plus the Fair Value of the share still held and the consideration received on disposal, will be recognized in the income statement.

6 - Tangible assets

This heading comprises land, core and investment properties, plant, furniture, fittings and equipment of all kinds. It also includes the R-o-U assets acquired under leases and related use of tangible assets (for lessees) and assets used under the terms of finance leases (for lessors), despite the fact that such assets remain the legal property of the lessor rather than the lessee.

Assets held for investment purposes refer to investments in real estate, if any (whether owned or acquired under leases), which are not core to the Group’s main activities and/or are chiefly leased out to third parties.

The heading also includes tangible assets classified pursuant to IAS 2 – Inventories, namely assets deriving from guarantees being enforced or acquired at an auction which the firm has the intention of selling in the near future, without carrying out any major refurbishment work and which do not fall into any of the previous categories.

Such assets are recognized at historical cost, which, in addition to the purchase price, includes any ancillary charges directly attributable to the purchase and/or commissioning of the asset. Extraordinary maintenance charges are accounted for by increasing the asset’s value, while ordinary maintenance charges are recorded in the profit and loss account.

Fixed assets are depreciated over the length of their useful life on a straight-line basis, with the exception of land, which is not depreciated on the grounds that it has unlimited useful life. Properties built on land owned by the Group are recorded separately on the basis of valuations prepared by independent experts.

At annual and interim reporting dates, where there is objective evidence that the value of an asset may be impaired, its carrying amount is compared to its current value, which is the higher of its Fair Value after any costs to sell and

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its related value in use. Adjustments, if any, are recognized in the profit and loss account. If the reasons for recognizing a loss in value no longer apply, the adjustment will be written back, with the proviso that the amount credited may not exceed the value which the asset would have had after depreciation, which is calculated assuming no impairment took place.

7 - Intangible assets

These chiefly comprise goodwill, long-term computer software applications and other intangible assets deriving from business combinations subject to IFRS 3R.

Goodwill may be recognized where this is representative of the investee company’s ability to generate future income. At each reporting date, goodwill recorded as an asset is tested for impairment.(35) Any reduction in value due to impairment is calculated as the difference between the initial recognition value of goodwill and its realizable value, the latter being equal to the higher of the Fair Value of the related cash-generating unit after any costs to sell and its value in use, if any. Any adjustments will be recognized in the profit and loss account.

Other intangible assets are measured at cost, adjusted to reflect ancillary charges only where it is likely that future earnings will derive from the asset and the cost of the asset itself may be reliably determined. Otherwise, the cost of the intangible asset is booked through the profit and loss account in the year in which the expense was incurred.

The cost of intangible assets is amortized on a straight-line basis over the useful life of the related asset, verified on an annual basis if necessary. If its useful life is indefinite the cost of the asset is not amortized, but the value at which it is initially recognized is tested for impairment on a regular basis.

(35)	The Group has adopted a policy for the impairment testing process in line with the provisions of Organismo Italiano di Valutazione (OIV), Impairment test dell’avviamento in contesti di crisi finanziaria (Impairment test of goodwill during financial crises) of 14 June 2012, Principi Italiani di Valutazione (PIV, Italian Valuation Standards) published in 2015, Discussion Paper of 22 January 2019, Discussion Paper no. 01/2021 issued on 16 March 2021 by Organismo Italiano di Valutazione (O.I.V.) “L’uso di informazione finanziaria prospettica nella valutazione d’azienda” (Use of forward-looking financial information in company valuation), Discussion Paper no. 02/2021 issued on 16 March 2021 by Organismo Italiano di Valutazione (O.I.V.) “Linee Guida per l’Impairment Test dopo gli effetti della pandemia da Covid-19” (Guidelines for Impairment Tests after the effects of the Covid-19 pandemic), with suggestions published by ESMA, the guidelines of the joint document Bank of Italy, Consob, IVASS (document no. 4 of 3 March 2010 and no.8 of 21 December 2018) and various Consob communications and warning notices, as well as the IOSCO (International Organization Of Securities Commissions) Document containing “Recommendations on Accounting for Goodwill”, published in December 2023.

134 | Consolidated financial statements as at 30 June 2024

At annual and interim reporting dates, the realizable value of the asset is estimated if there is evidence of impairment.(36) The impairment is recognized in the profit and loss account as the difference between the carrying amount and the recoverable value of the asset concerned.

8 - Non-current assets and asset groups as held for sale (IFRS 5)

Under assets heading “Non-current assets and asset groups as held for sale” and under liability heading “Liabilities associated with assets held for sale” the Group classifies non-current assets or groups of assets/liabilities whose booking value will be presumably recovered by mean of a sale process. To be classified in this heading, assets or liabilities (or disposal groups) should be readily available for sale and selling plans should be identified, which are active and realistic in a way that their completion is considered highly probable. After the classification in the identified heading, these assets are measured at the lower of the booking value and the Fair Value after costs to sell, with the exception of some categories of assets (i.e. assets falling under the scope of standard IFRS 9) for which IFRS 5 requires specifically that the valuation provisions of the applicable standard should be used. In case of held-for-sale assets to be still depreciated, this process ends when assets are classified in the mentioned heading.

In case of discontinued operations, i.e. the sale of operating assets relating to an important business sector or geographical area, the standard requires gains and losses related thereto to be grouped together, after any tax effect, in the profit and loss heading “320. Gains (losses) of discontinued operating assets, after tax”.

If the Fair Value of assets and liabilities held for sale, after costs to sell, is lower than their book value, a write-off will be calculated and booked through profit or loss.

Non-current assets held for sale and disposal groups are derecognized from the balance sheet when the sale occurs.

(36)	Under IAS 36, impairment testing, i.e. tests to ascertain whether or not there has been a loss in the value of individual tangible and intangible assets, must be carried out at least once a year, in conjunction with preparation of the financial statements, or more frequently if events have taken place or materialized that would indicate there has been a reduction in the value of such assets (known as “impairment indicators”).

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9 - Tax assets and liabilities

Income taxes are recorded through the profit and loss account, with the exception of tax payable on items debited or credited directly to net equity. Provisions for income tax are calculated on the basis of current, advance and deferred obligations. In particular, prepaid and deferred taxes are calculated on the basis of temporary differences – without time limits – between the value attributed to an asset or liability according to (Italian) statutory regulations and the corresponding values used for tax purposes.

Advance tax assets are recognized in the balance sheet based on the likelihood of their being recovered.

Deferred tax liabilities are recognized with the exception of tax-suspended reserves, if the size of available reserves previously subjected to taxation is such that it may be reasonably assumed that no transactions will be carried out on the Group’s own initiative that might lead to their being taxed.

Deferred taxes arising upon business combinations are recognized when this is likely to result in an actual charge for one of the consolidated companies.

Tax assets and liabilities are adjusted as and when changes occur in the regulatory framework or in applicable tax rates, inter alia to cover charges that might arise in connection with inspections by or disputes with the tax revenue authorities.

Contributions to Deposits Guarantee Schemes and resolution funds are accounted for according to IFRIC 21.

10 - Provisions for risks and charges

These regard risks linked to loan commitments and guarantees issued, and to the Group’s operations which could lead to expenses in the future as well as post-retirement plan provisions (cf. below).

In the first case (provisions for risks and charges to cover commitments and guarantees issued), the amounts set aside are quantified in accordance with the rules on impairment of financial assets measured at amortized cost.

136 | Consolidated financial statements as at 30 June 2024

In the other cases the rules of IAS 37 apply, i.e. the potential charge must be estimated reliably; if the time effect is material, provisions are discounted using current market rates; and the provision is recognized in the profit and loss account.

Provisions are reviewed on a regular basis, and where the charges that gave rise to them are deemed unlikely to crystallize, the amounts involved are written back to the profit and loss account in part or in full.

Withdrawals are only made from provisions to cover the expenses for which the provision was originally set aside.

As permitted by IAS 37, paragraph 92, no precise indication has been given of any contingent liabilities where this could compromise the company in any way.

11 - Financial liabilities measured at amortized cost

These include the items Due to banks, Due to customers and Debt securities in issue less any amounts bought back. The heading also includes payables in respect of finance lease transactions, whose valuation and classification rules are governed by IFRS 16 and which are subject to the impairment rules under IFRS 9. For a description of the rules for valuing and classifying lease receivables, see the relevant section.

Initial recognition takes place when funds raised are collected or debt securities are issued, and occurs at Fair Value, which is equal to the amount collected after transaction costs incurred directly in connection with the liability concerned. After initial recognition, liabilities are measured at amortized cost on the basis of the original effective interest rate, with the exception of short-term liabilities which will continue to be stated at the original amount collected.

Derivatives embedded in structured debt instruments are stripped out from the underlying contract and recognized at Fair Value when they are not closely correlated to the host instrument. Subsequent changes in Fair Value are recognized through the profit and loss account.

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Financial liabilities are derecognized upon expiry or repayment, even if buybacks of previously issued bonds are involved. The difference between the liabilities’ carrying value and the amount paid to repurchase them is recognized through the profit and loss account.

The sale of treasury shares over the market following a buyback (even in the form of repos and securities lending transactions) is treated as a new issue. The new sale price is recorded as a liability without passing through the profit and loss account.

12 - Trading liabilities

This item includes the negative value of trading derivatives and any derivatives embedded in complex instruments. Liabilities for technical overdrafts connected to securities trading activities as well as the negative value of syndicated loan underwriting commitments are also included. All trading liabilities are measured at Fair Value and changes are taken through the profit and loss account.

13 - Financial liabilities designated at Fair Value

These include the value of financial liabilities designated at Fair Value through profit or loss, on the basis of the option granted to companies (referred to as “Fair Value option”) by IFRS 9 and in compliance with the cases provided for by such legislation.

Such liabilities are measured at Fair Value, accounting for earnings according to the following rules laid down in IFRS 9:

–	changes in Fair Value attributable to changes in one’s credit quality must be recognized in the Statement of Other Comprehensive Income (Net Equity);

–	other changes in Fair Value must be recognized through profit or loss;

–	amounts stated in other comprehensive income will not flow through profit or loss.

This method cannot be adopted, however, if the recognition of the effects of the issuer’s own credit quality in net equity generates or accentuates an

138 | Consolidated financial statements as at 30 June 2024

accounting mismatch in profit and loss. In such cases, the profits or losses related to the liability, including those caused as the effect of the change in the issuer’s credit quality, must be measured through profit or loss.(37)

In compliance with the provisions of IFRS 9, the correlation between assets and liabilities is monitored on an ongoing basis.

14 - Foreign currency transactions

Transactions in foreign currencies are recorded by applying the exchange rates as at the date of the transaction to the amount in the foreign currency concerned.

Assets and liabilities denominated in currencies other than the Euro are translated into Euros using exchange rates prevailing at the reference dates. Differences on cash items due to translation are recorded through the profit and loss account, whereas those on non-cash items are recorded according to the valuation criteria used in respect of the category they belong to (i.e. at cost, through profit or loss or on an equity basis).

The assets and liabilities of non-Italian entities consolidated on a line-by-line basis have been converted at the exchange rate prevailing at the reporting date, whereas the profit-and-loss items have been converted using the average of the average monthly exchange rate readings for the period; any differences emerging after the conversion are recognized among the Net Equity valuation reserves.

15 - Insurance assets and liabilities

Insurance assets and liabilities that fall within the scope of IFRS 17 “Insurance Contracts” are classified in this category.

In particular, the asset item “80. Insurance assets” or the liability item “110. Insurance liabilities” include insurance contracts, reinsurance contracts, and investment contracts with issued discretionary profit-sharing features, as defined and regulated by IFRS 17, belonging to portfolios of insurance contracts, based

(37)	This case in particular concerns the related portfolio of assets and liabilities concerning the business model for managing the funding of equity-linked certificates aiming to eliminate the accounting mismatch.

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on the net balance of the portfolio to which they belong. Generally, insurance contracts have a negative balance (insurance liabilities), while reinsurance contracts have a positive balance (insurance assets).

At the time of signing the insurance contract(38) with the insured party, a liability is recognized whose amount is given by the algebraic sum of the present value of the expected contractual cash flows (Present value of future cash flow – “PVFCF”) which include the so-called Contractual Service Margin – “CSM”, i.e. the present value of expected future profits and the Risk adjustment (“RA”) to cover non-financial risks. All contracts are grouped together to identify “portfolios” that have similar risks and which can be managed in a unified manner.

There are two measurement models: General Model - applicable in principle to all contracts, and Variable Fee Approach (“VFA”) - applicable in particular to direct profit-sharing contracts. An optional simplified model (Premium Allocation Approach - “PAA”) is also provided for the purpose of measuring the residual coverage liability for contracts with a coverage period lasting one year or longer and for all contracts in the event that the measurement is not materially different from the one resulting from applying the General Model.

The insurance liability should be updated at each reporting period to verify the consistency of the estimates made with respect to market conditions. The effects of any updates detected will be recognized in the profit and loss account if the changes refer to current or previous events or to a reduction in the Contractual Service Margin if the changes are due to future events.

With regard to financial assumptions, the principle provides for the option of representing the effects of changes in the profit and loss account or in shareholders’ equity (referred to as Other Comprehensive Income Option - OCI).

Lastly, IFRS 17 provides that the insurance contract should be derecognized when, and only when, the contract is extinguished, i.e. when the obligation specified in the insurance contract expires or is discharged or cancelled.

(38)	An insurance contract is defined as a contract under which one party (the issuer) underwrites a “significant insurance risk” from another party (the insured), agreeing to indemnify the insured in the event that the same suffers damage resulting from a specific uncertain future event (the insured event).

140 | Consolidated financial statements as at 30 June 2024

16 - Other Information

Financial liabilities recognized at present value of redemption amount

These consist of financial liabilities originating from agreements to buy out minorities in connection with acquisitions of controlling interests. These items, accounted for in heading “80. Other liabilities” of balance sheet, must be recognized at the present value of the redemption amount.

Derecognition of assets

A financial asset must be derecognized from the balance sheet if, and only if, the contractual rights to the cash flows deriving from it have expired, or if the asset has been transferred in accordance with the circumstances permitted under IFRS 9. In such cases the Group checks if the contractual rights to receive the cash flows in respect of the asset have been transferred, or if they have been maintained while a contractual obligation to pay the cash flows to one or more beneficiaries continues to exist. It is necessary to check that basically all risks and benefits have been transferred, and any right or obligation originated or maintained as a result of the transfer is recorded separately as an asset or liability where appropriate. If the Group retains virtually all risks and benefits, the financial asset must continue to be recorded.

If the Group has neither transferred nor maintained all risks and benefits, but at the same time has retained control of the financial asset, this continues to be recognized up to the residual interest retained in that asset.

The main forms of activity currently carried out by the Group which do not require underlying assets to be derecognized are the securitization of receivables, repo trading and securities lending. Conversely, items received as part of deposit bank activity, the return on which is collected in the form of a commission, are not recorded, as the related risks and benefits continue to accrue entirely to the end-investor.

When a financial asset measured at amortized cost is renegotiated, the Group derecognizes it only if the renegotiation entails a change of such magnitude that the initial instrument effectively becomes a new one. In such cases, the difference between the original instrument’s carrying value and the Fair Value of the new instrument is measured through profit or loss, taking due account of any previous write-downs. The new instrument is classified as Stage

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1 for the purpose of calculating the expected loss (save in cases where the new instrument is classified as a POCI).

In cases where the renegotiation does not result in substantially different cash flows, the Group does not derecognize the instrument, but the difference between the original carrying value and the estimated cash flows discounted using the original internal rate of return must be measured through profit or loss (taking due account of any provisions already set aside to cover it).

Leases (IFRS 16)

An agreement is classified as a lease(39) (or contains a lease) based on the substance of the agreement at the execution date. An agreement is, or contains, a lease if its performance depends on the use of a specific good (or goods) and confers the right to use such good (goods) – the “Right of Use” (RoU) – for an agreed period of time and in return for payment of a fee (Lease liabilities). This definition of leasing therefore also includes long-term rentals or hires.

Right-of-use assets are recognized among “Tangible assets”, and calculated as the sum of the current value of future payments (which corresponds to the current value of the recognized liability), the initial direct costs, any instalments received in advance or on the effective date of the lease (down payment), any incentives received from the lessor, and estimates of any costs for removing or restoring the asset underlying the lease.

The lease liability, which is booked under “Financial liabilities measured at amortized cost”, is equal to the discounted value of payments due in respect of the lease discounted, as required by the Standard, to the marginal financing rate, equal for the Group to the Funds Transfer Pricing rate (FTP) as at the date concerned.

The duration of the lease agreement must not only consider the non-cancellable period established by contract, but also the extension options if their use is considered reasonably certain; in particular, the counterparty’s past behaviour, the existence of corporate plans for the disposal of the leased business and any other circumstances indicative of the reasonable certainty of renewal must be considered when providing for automatic renewal.

(39)	Leases in which the Group is a lessor may be divided into finance leases and operating leases. A lease is defined as a finance lease if all risks and benefits typically associated with ownership are transferred to the lessee. Such leases are accounted for by using the financial method, which involves a receivable being booked as an asset for an amount equal to the amount of the lease, after any expired instalments on principal paid by the lessee, and the interest receivable being taken through the profit and loss account.

142 | Consolidated financial statements as at 30 June 2024

After initial recognition, right-of-use assets are amortized over the lease duration and written down as appropriate. The liability will be increased by the interest expense accrued and progressively reduced as a result of the payment of fees; in the event of a change in payments, the liability will be recalculated against the right-of-use asset.

For sub-leases, i.e. when an original lease has been replicated with a counterparty, and there are grounds for classifying it as a finance lease, the liability in respect of the original lease is matched by an amount receivable from the sub-lessee rather than the value in use.

Provisions for statutory end-of-service payments and post-retirement schemes

Provisions for statutory end-of-service payment qualify as a defined-contribution retirement plan for units accruing from 1 January 2007 (the date on which the reform of supplemental retirement plans came into force under Legislative Decree No. 252 of 5 December 2005), for cases where the employee opts into a supplemental retirement plan, and also for cases where contributions are paid into the treasury fund held with Istituto Nazionale di Previdenza Sociale (INPS, Italian national social security institution). For such payments, the amount accounted for under labour costs is determined on the basis of the contributions due without using actuarial calculation methods.

Provision for statutory end-of-service payment accrued up to 1 January 2007 qualify as defined benefit retirement plans, and as such will be recorded depending on the actuarial value calculated in line with the projected unit method. Therefore, future payments will be estimated based on past statistical analyses (for example turnover and retirements) and on the demographic curve; these flows will then be discounted according to a market interest rate that takes the market yield of bonds of leading companies as a benchmark taking into account the average residual duration of the liability weighted on the basis of the percentage of the amount paid or advanced for each maturity with respect to the total amount to be paid or advanced until the final settlement of the entire obligation.

Post-retirement plan provisions have been set aside under company agreements and also qualify as defined benefit plans. In this case, the current value of the liability is adjusted by the Fair Value of any assets to be used under the terms of such plan.

Notes to the accounts | Part A - Accounting policies | 143

Actuarial gains and/or losses are recorded in the Other Comprehensive Income statement, while the interest component is recognized in the profit and loss account.

Stock Options, Performance Shares and Long-Term Incentives

Stock option, performance share and long-term incentive (LTI) schemes operated on behalf of Group staff members and collaborators are treated as a component of labour costs.

Schemes which involve payment through the award of shares are measured through profit or loss, with a corresponding increase in net equity, based on the Fair Value of the financial instruments allocated at the award date, thus spreading the cost of the scheme throughout the period of time in which the requirements in terms of service have been met and the performance targets, if any, have been achieved.

The overall cost of the scheme is recorded in each financial year up to the date on which the plan vests, so as to reflect the best possible estimate of the number of shares that will actually vest. Requirements in terms of service and performance targets are not considered in determining the Fair Value of the instruments awarded, but the probability of such targets being reached is estimated by the Group and this is factored into the decision as to the number of instruments that will vest. Conversely, market conditions will be included in establishing the Fair Value, whereas conditions unrelated to the requirements in terms of service are considered “non-vesting conditions” and are reflected in the Fair Value established for the instruments, and result in the full cost of the scheme being recorded in the profit and loss account immediately in the event that no service requirement and/or performance conditions have been met.

In the event of performance or service conditions not being met and the benefit failing to be allocated as a result, the cost of the scheme is written back. However, if any market conditions fail to be reached, the cost must be recorded in full if the other conditions have been met.

In the event of changes to the scheme, the minimum cost to be recorded is the Fair Value at the scheme award date prior to the change, if the original conditions for vesting have been met. An additional cost, established at the date on which the change is made to the scheme, must be recorded if the change has entailed an increase in the overall Fair Value of the scheme for the beneficiary.

144 | Consolidated financial statements as at 30 June 2024

For schemes which will involve payments in cash upon expiry, the Group records an amount payable equal to the Fair Value of the scheme measured at the award date of the scheme and at every reporting date thereafter, up to and including the settlement date, with any changes recorded as labour costs.

Treasury shares

These are deducted from net equity. Any differences between the initial disbursement upon acquisition and the revenues on disposal are also recognized in net equity.

Fees and commissions receivable in respect of services

This heading includes all revenues deriving from the provision of services to customers with the exception of those relating to financial instruments, leases and insurance contracts.

Revenues from contracts with customers are measured through profit or loss when control over the service is transferred to the customer, in an amount that reflects the fee to which the Group considers to be entitled in return for the service rendered.

For revenue recognition purposes, the Group analyses the contracts to establish whether they contain more than one obligation to provide services to which the price of the transaction should be allocated. The revenues are then recorded throughout the time horizon over which the service is rendered, using suitable methods to recognize the measurement in which the service is provided. The Group also takes into consideration the effects of any variable commissions, and whether or not a significant financial component is involved.

In the event of additional costs being incurred to perform or execute the contract, where such costs meet the requirements of IFRS 15, the Group will assess whether to capitalize them and then amortize them throughout the life of the contract, or to make use of the exemption provided by IFRS 15 to expense the costs immediately in cases where their amortization period would be complete within twelve months.

Notes to the accounts | Part A - Accounting policies | 145

Dividends

Dividends are recognized through profit or loss during the financial year in which their distribution is approved; they concern distributions from equity securities that are not part of affiliated investments and/or joint ventures measured according to the provisions of IAS 28.

Cost recognition

Costs are measured through profit or loss in accordance with the revenues to which they refer, except in case their capitalization requirements apply and where provided in order to determine amortized cost. Any other costs which cannot be associated with revenues are accounted for immediately in the profit and loss account.

Related parties

Related parties are defined, inter alia in accordance with IAS 24, as follows:

a)	individuals or entities which, directly or indirectly, exercise significant influence over the Bank;

b)	shareholders with stakes of 3% or more in the Bank’s share capital;

c)	legal entities controlled by the Bank;

d)	associated companies, joint ventures and entities controlled by the same;

e)	key management personnel, that is, individuals with powers and responsibilities, directly or indirectly, for the planning, direction and control of the Parent Company’s activities, including the members of the Board of Directors and Statutory Audit Committee;

f)	entities controlled or jointly controlled by one or more of the entities listed under the foregoing letters a), b) and e) and the joint ventures of entities referred to under letter a);

g)	close family members of the individuals referred to in letters a) and e) above, that is, individuals who may be expected to influence them or be influenced by them in their relations with Mediobanca (this category includes children, spouses and their children, partners and their children, dependants, spouses’ dependants and their partners’ dependants), as well as any entities controlled, jointly controlled or otherwise associated with such individuals.

146 | Consolidated financial statements as at 30 June 2024

A.3 – Information on transfers between financial asset portfolios

A.3.1 Reclassification of financial assets: changes to the business model, book value and interest income

A.3.2 Reclassification of financial assets: changes to the business model, Fair Value and effects on other comprehensive income

A.3.3 Reclassification of financial assets: changes to the business model and effective interest rate

At 30 June 2024, there were no data to be reported for any of the three sections above.

A.4 – Information on Fair Value

QUALITATIVE INFORMATION

Fair Value

In line with the international accounting standards, the Fair Value of financial instruments stated in the financial statements is the so-called exit price, i.e. the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions, regardless of whether such price is directly observable or estimated using another valuation technique (IFRS 13, §24).

Fair Value, therefore, is “the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a regular transaction between market operators at the measurement date”.

The Fair Value hierarchy of an instrument is a direct consequence of the Fair Value estimation approach: in principle, a financial instrument is considered to be listed on an active market if its price represents its current exchange value in normal, effective and regular market operations.

If the market is not active, the Fair Value of the instrument being estimated is measured by using market prices for similar instruments on active markets (comparable approach) or, in the absence of similar instruments, using a valuation technique that uses market and non-observable information (observable/ unobservable inputs).

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The Group has laid down precise guidelines regarding three key aspects: independent calculation of Fair Value, conducted by the Group’s control units; the adoption of any Fair Value adjustments to consider aspects of uncertainty/ liquidity; and classification of financial instruments according to a Fair Value hierarchy based on the level of uncertainty of the valuation. In addition to the book Fair Value, which affects both the balance sheet and the income statement, the Group is required to make prudent valuation adjustments in order to calculate prudential requirements.

These guidelines, set out in Policies approved by the Board of Directors and related implementation Directives approved by the competent Committees, were defined in compliance with the main international regulations (IFRS 13(40) and CRR art 105(41) ); the main activities for calculating the exit price of the financial instruments in the portfolio are shown below.(42) .

It should be noted that a Directive was proposed and approved during the year under review to define the organizational model to be adopted by the Bank in the area of valuation and control of Collective Investment Undertakings for the purposes of Independent Price Verification, Fair Value and prudent value adjustment methodologies, as well as for classification purposes (observability and levelling).

The Directive provides a complete and detailed overview of the procedures and responsibilities involved, ensuring that each phase of the investment process is transparent, accurate and compliant with applicable regulations.

Independent Price Verification (IPV) Processes

Independent Price Verification (IPV) is the process through which prices and market data, used to calculate Fair Value and to measure prudent value, are subject to a verification process according to specific accuracy standards defined internally by the Group. The Independent Price Verification Policy and Directive meet the requirements laid down in Article 105, para. 8 of Regulation (EU) 575/2013, which requires institutions to perform independent price verification in addition to daily marking-to-market or marking-to-model

(40)	IFRS 13 establishes guidelines for identifying the exit price by using available prices, valuation models and any corrections (FVA) to consider elements of illiquidity/risk which, if not applied, would lead to overestimating the financial instrument, and the need to classify financial instruments according to the level of objectivity in the computation of fair value (FVH).

(41)	The guiding principles of the IPV and PVA processes are defined in the CRR Directive, Article 105.

(42)	It should be emphasized that the accuracy and consistency of these guidelines are subject to rigorous supervision by the Group Audit unit, which verifies the effectiveness and adequacy thereof. Furthermore, a specific internal validation unit has been established, within the Risk Management unit, which focuses on the validation of the quantitative methods used.

148 | Consolidated financial statements as at 30 June 2024

practices and establish and maintain sufficient procedures for providing valuation estimates.

Independent Price Verification has the following objectives: formalisation of control methodologies, definition of a market parameter validation approach, definition of the methodologies for quantifying control thresholds, methods and types of escalation and reporting to Senior Management.

Verification of the correctness of the valuation will be based on verification of market parameters used for the valuation of instruments that present a risk profile for the Group and individual Desks by analysing the correct import of data from info providers and the fairness of the financial value through comparison with other info providers, indicative quotations provided by brokers and implicit parameters deduced from such quotations. With regard to illiquid financial instruments, verification should also be performed as regards the valuation methodology input data.

IPV performs data analysis in order to ensure consistency with a comparison source to ensure a correct evaluation of the Bank’s and of individual Desks’ risk positions of the main profit and loss drivers. Any changes to the data will have an impact not only on the balance sheet but also on the Profit and Loss reporting process of the portfolio concerned. Furthermore, the decision to change the source of valuation of any market data during the Independent Price Verification process, as well as the verification method itself, may generate a different classification of the instrument being analysed with respect to the Fair Value Hierarchy.

For the calculation of Independent Price Verification adjustments, the Mediobanca Group uses available and reliable sources. Where possible, these are also used for the prudent valuation adjustment (PVA) process in line with the provisions of Article 3 of Delegated Regulation (EU) 2016/101. These data sources are validated in accordance with the provisions of internal documentation and/or regulations.

The validation process focuses on the asset classes that have a direct impact on the Group’s Income Statement, both for proprietary instruments and for guaranteed instruments. In this regard, before proceeding with the analysis of the market parameters, the scope of analysis where to perform the certification is divided into asset classes. However, materiality thresholds (at risk factor level) are established for each exposure above which to apply the calculation described below.

Notes to the accounts | Part A - Accounting policies | 149

IPV requires daily checks to be performed on all Group positions (trading and banking book), which include the year-by-year price of financial instruments, market curves and volatility surfaces. Furthermore, monthly checks, at the latest, are carried out for some asset classes, based on consensus services, given the nature and frequency with which valuation data is available in the systems. Finally, starting from the year under review, annual verifications of the funds (Private Equity, Debt and Real Estate) have been introduced using a leading third-party firm for the valuation of the NAVs of UCITS funds. The IPV process is divided into two levels:

–	The individual underlying assets are specifically verified and, based on the differences found compared to the valuation communicated by the manager, a valuation flag is assigned;

–	The “Documentary completeness” and “Adequacy of valuations” are analysed for each fund.

Fair Value Adjustment (FVA)

Fair Value Adjustment (FVA) plays a fundamental role in the valuation of financial instruments, as it ensures that the Fair Value reflects the price actually realizable in a practical market transaction. The guidelines defined in the Fair Value policy fully reflect the requirements defined by accounting standard IFRS 13, according to which the valuation of financial instruments should use the exit price method and allow for corrections to be made to the valuations in specific circumstances.

This Fair Value approach ensures that the valuations made by the Group are based on prices that are realistic and representative of current market conditions, guaranteeing adequate consideration to exit conditions and to the actual possibilities of selling or purchasing the financial instruments being valued. This ensures accurate and reliable financial information to be provided internally and to external stakeholders. In particular:

–	Inputs based on Bid and Ask Prices - §70: when measuring an asset or liability at Fair Value and having at one’s disposal both a bid and an ask price (as in the case of inputs from a market of operators), the price within the bid-ask spread that best represents Fair Value in the specific circumstances should be chosen. The Group uses bid or ask prices in order to align with the closing price.

150 | Consolidated financial statements as at 30 June 2024

–	Inputs derived from Bid and Ask Prices - §71: the standard does not prohibit the use of average market prices or other pricing conventions commonly used by market participants to measure Fair Value within the bid-ask spread. However, in the Group’s approach preference is given to the adoption of bid and ask prices in order to obtain a more precise Fair Value measurement particularly aligned with a reliable closing price.

Fair Value adjustments have an impact on profit or loss and take into account market liquidity, the uncertainties of parameters, the financing costs, and the complexity of the valuation models used in the absence of shared market practices.

The scope of Fair Value adjustments includes the following categories:

–	Market price uncertainty (MPU): this consists in uncertainties in valuations based on market quotations;(43)

–	Closed-Out Cost (COC): this indicates uncertainties regarding the liquidity cost that the Group may incur in the event of a partial or total sale of an asset measured at Fair Value;

–	Model Risk (MR): adjustments aimed at mitigating the risk of discrepancy with respect to market practice in the valuation of a product in relation to the choice and implementation of the valuation model;

–	Concentrated Positions: this reflects uncertainties in the valuation of the exit price for positions classified as concentrated (i.e. positions whose disposal would significantly affect the market price);

–	additional investment and financing costs: investment and financing costs may be incurred for own bond issues with an early redemption clause or in the event of early closure of positions in derivative instruments. These costs may vary depending on fluctuations in financing costs.

Credit Value Adjustments (CVA) and Debt Value Adjustments (DVA) are incorporated into the valuation of derivatives to reflect the impact of the counterparty’s credit risk and the Group’s credit quality. CVA represents a negative amount that takes into account cases where the counterparty could go bankrupt before the Group / Bank, with a positive market value against the counterparty. DVA represents an amount that takes into account the cases in

(43)	With regard to new corrections to UCITS funds, the FVA process is structured by applying a “Performance Simulation Model”, which uses the Monte-Carlo simulation method: the probability distribution of the discounted NAV of each fund and, consequently, the probability of having to record a discount, is found at maturity. This distribution is used to suggest a range of haircuts to apply to the NAV.

Notes to the accounts | Part A - Accounting policies | 151

which the Group / Bank could go bankrupt before the counterparty, with an impact for the counterparty. These adjustments are calculated taking into account any risk mitigating arrangements, such as collateral and netting arrangements for each counterparty.

The method used to calculate CVA/DVA is based on the following inputs:

–	Expected Positive (EPE) and Expected Negative (ENE) Exposure, derived from simulations, which reflect the positive and negative valuation exposures of derivatives;

–	Probability of Default (PD), which may be derived from historical default probabilities or implied in the market prices of Credit Default Swaps or bonds;

–	Loss Given Default (LGD) is based on the estimated value of expected recovery in the event of the counterparty’s default, as defined by specific analyses conducted by the Group, or recovery rates conventionally used for Credit Default Swap quotations.

Furthermore, the Fair Value of non-collateralized derivatives may be affected by the Group’s funding costs (Funding Value Adjustment). Therefore, adjustments are made for the different funding costs using a discount curve that represents the average funding level of banks operating in the European corporate derivatives market.

Fair Value Hierarchy (FVH) – Observability and materiality of inputs

The Observability Levelling and Day-one Profit Directive, as specified in IFRS 13 and referred to in Bank of Italy Circulars No. 285 and No. 262, requires a hierarchy of levels reflecting the significance of inputs used in the valuations. These inputs, called “valuation inputs,” are the market data used to estimate the Fair Value of financial instruments. The term “valuation input” refers to the market data used to estimate the Fair Value of instruments. To estimate the Fair Value of instruments, the Group uses valuation techniques that are adequate to the circumstances and for which sufficient data are available. Valuation techniques can be based on various approaches:

–	market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

–	cost approach (or current replacement method), which reflects the amount that would currently be required to replace an asset’s service capacity;

152 | Consolidated financial statements as at 30 June 2024

–	income approach, which converts future amounts (e.g. cash flows or revenues and expenses) into a single discounted amount through, for example: present value methods and option pricing models.

These valuation methods may use different types of inputs, which may be observable or unobservable. Prices quoted in active markets are classified as “observable inputs”. In other cases, the information is considered observable when the valuation is based on market information obtained from sources independent of the Group or from actual transactions. In accordance with IFRS 13, para. B34, some examples of markets from which observable inputs can be derived include the following:

–	exchange markets: in an exchange market, closing prices are both readily available and generally representative of Fair Value. An example of such a market is the London Stock Exchange;

–	dealer markets: in a dealer market, dealers stand ready to trade (either buy or sell for their own account), thereby providing liquidity by using their capital to hold an inventory of the items for which they make a market. Typically bid and ask prices (representing the price at which a dealer is willing to buy and the price at which a dealer is willing to sell, respectively) are more readily available than closing prices. Over-the-counter markets (for which prices are publicly reported) are dealer markets. Dealer markets also exist for some other assets and liabilities, including some financial instruments, commodities and physical assets;

–	brokered markets: in a brokered market, brokers attempt to match buyers with sellers but do not stand ready to trade for their own account. Brokers do not use their own capital to hold an inventory of the items for which they make a market, but they know the prices bid and asked by the respective parties. Prices of completed transactions are sometimes available. Brokered markets include electronic communication networks, in which buy and sell orders are matched, and commercial and residential real estate markets;

–	principal-to-principal markets: in a principal-to-principal market, transactions, both originations and resales, are negotiated independently with no intermediary. Little information about those transactions may be made available publicly.

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All cases in which it is not possible to demonstrate the observability of inputs are classified as “unobservable inputs” and, in particular, when the information on which the valuation techniques are based reflects the Group’s judgement formulated using the best information available in such circumstances.

In accordance with L IFRS 13, para. 67, valuation techniques used to measure Fair Value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

In more detail, based on their observability and considering additional criteria, inputs can be classified into three different levels.

Level 1 inputs:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A quoted price in an active market provides the most reliable evidence of Fair Value and it is the price to be used preferentially to measure financial assets and liabilities held in the portfolio. If a quoted price recorded on an active market is available, alternative valuation techniques based on quotes for comparable instruments or quantitative models cannot be used and the instrument is classified as a “Level 1 instrument” in its entirety. The objective is to reach a price at which a financial instrument would be traded at the reporting date (without altering the instrument) on an active market considered to be the main one or the most advantageous one for the Group and to which it has immediate access.

Level 2 inputs:

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:

–	quoted prices for similar assets or liabilities in active markets.

–	quoted prices for identical or similar assets or liabilities in markets that are not active.

Inputs other than quoted prices that are observable for the asset or liability, for example:

(i) Interest rates and yield curves observable at commonly quoted intervals.

(ii) Implied volatility.

(iii) Credit spread.

154 | Consolidated financial statements as at 30 June 2024

Market-corroborated inputs.

Level 2 inputs may require adjustments for example relating to:

–	the condition or location of the asset;

–	the extent to which inputs relate to items that are comparable to the asset or liability;

–	the volume or level of activity in the markets within which the inputs are observed.

If there is no public quotation on an active market for the price of the financial instrument as a whole, but active markets exist for its components, Fair Value will be calculated by reference to the relevant market prices for those components. In this case, valuation will not be based on active market quotations for the financial instrument in question, but on observable market inputs or through the use of inputs that are not observable but are supported and confirmed by market data. The use of this approach does not exclude the use of a calculation method, or rather, of a pricing model, through which it is possible to establish the correct price of the transaction at the reference date, in an ideal and independent trading environment justified by normal market considerations.

Level 3 inputs:

Level 3 inputs are not directly observable inputs that are used to measure the Fair Value in the event that relevant observable inputs are not available, making it possible to estimate a closing price even in situations of low market activity for the asset or liability as at the measurement date. The Group estimates unobservable inputs using the best information available in the circumstances, which could include its own data, considering all information on the assumptions of market participants that is reasonably available. Unlike Level 2 inputs, in this case the inputs must be internally estimated according to quantitative methods, such as the use of historical series and comparable underlying instruments. Both Level 2 and Level 3 inputs may be used for a certain instrument. In this case, the final classification of the instrument is defined by applying the materiality assessment.

There are two stages in the process of setting the levels and observability of inputs. In the first stage, a level is assigned to each input used in the instrument valuation model. Thereafter, in the second stage, the relevance of the various

Notes to the accounts | Part A - Accounting policies | 155

inputs used to determine the materiality of unobservable inputs is verified, thus influencing the overall valuation of the instrument. It should be noted that for some categories of instruments, such as private equity or infrastructure alternative investment funds, a more rigorous classification (Fair Value level) is automatically applied, since the relevant underlying is not listed on the market. However, for some types of instruments there is an illiquidity discount in the NAV valuation in order to bring the valuation to the exit price.

Materiality is a crucial step in establishing whether unobservable inputs (Level 2 or 3) are meaningful to the entire measurement of the instrument. This materiality analysis also extends to inputs used to calculate any adjustments, such as the Fair Value Adjustment (FVA) or the Credit Value Adjustment (CVA).

In summary, the observability and materiality process ensures that the Fair Value of financial instruments is classified correctly based on the significance of the inputs used, ensuring an adequate valuation of the Group’s financial assets and liabilities.

Starting from the financial year under review, a new Fair Value hierarchy framework has come into force. It provides for automatic classification into levels based on the significance and liquidity of inputs used in the valuations; in particular, the weight that unobservable inputs have compared to observable inputs will determine their classification, potentially increasing re-classifications based on available market data at the reference date.(44)

Prudent Valuation Adjustment (PVA)

The Prudent Valuation Policy and Directive meet the regulatory requirements of Article 34 and Article 105, para. 2, of Regulation (EU) 575/2013, which, solely for prudential purposes and therefore without accounting impacts, requires prudential valuation(45) to be performed by applying adjusted inputs in order to capture stressed events. The difference between Prudent Value and Fair Value (exit price used for recording the instruments in the Group’s financial statements) is called Additional Valuation Adjustment (AVA). The aggregation of AVAs, called Prudent Value Adjustment (PVA), is deducted directly from Common Equity Tier 1 - CET1.

(44)	The adoption of this framework for positions in place at 30 June may have resulted in a reclassification of approximately €40m to level 2.
(45)	Prudential valuation is understood as an exit price with a 90% level of certainty.

156 | Consolidated financial statements as at 30 June 2024

The final adjustment is defined by the Regulator by aggregating nine AVAs:

–	Market Price Uncertainty (MPU): this is the valuation uncertainty based on market prices, calculated at the level of the exposure being measured;(46)

–	Close-out Costs (CoC): these consist in the uncertainty of the exit price, calculated at the level of the exposure being measured;

–	Model Risk (MR): this refers to the valuation uncertainty arising from the uncertainty of the model used and/or of the calibration thereof used by various market participants;

–	Unearned Credit Spreads (UCS): this consists in uncertainty in the measurement necessary to include the present value of expected losses in the event of counterparty default on derivative positions;

–	Investing and Funding Costs (IFC): this is the uncertainty of the valuation of funding costs used in the valuation of the exit price in accordance with the applicable accounting standards;

–	Concentrated Positions (CP): these refer to the uncertainty of the exit price for positions defined as concentrated;

–	Future and Administrative Costs (FAC): this considers administrative costs and future hedging costs over the expected lifetime of the exposures being measured to which a direct exit price has not been applied for CoC AVAs;

–	Early Termination (ET): this considers contingent losses arising from non-contractual early terminations of the clients’ trading positions;

–	Operational Risk (OR): this considers contingent losses that may be incurred as a result of the operational risks associated with the measurement processes.

Positions measured at Fair Value include various categories of financial assets and liabilities, as defined by International Financial Reporting Standards (IFRS); however, some positions are excluded from the AVA calculation if a change in the valuation of their amount does not affect capital resources. These exclusions include positions available for sale (FVOCI) to the extent that valuation changes are subject to prudential filtering, perfectly matching opposite positions (back-to-back) and positions subject to hedging transactions (hedge accounting).

(46)	In line with the regulations governing Fair Value Adjustments to UCITS funds, where the median of the identified haircut range is used to find the fund correction amount, the maximum value of the identified haircut range is applied on the prudent side.

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A.4.1 Valuation processes and sensitivity analysis

As required by IFRS 13, quantitative information on the significant non-observable inputs used for the assessment of Level 3 instruments is provided below.

Uncertainties of the inputs and impact on the Mark-to-Market method

		MtM +/- delta	MtM +/- delta
Non-observable		(€’000)	(€’000)
inputs	Quantification of parameter uncertainty	30/6/24	30/6/23
Implied volatility	For each point on the volatility surface, this is defined as a standard deviation from consensus provided by the independent data provider. For non-contributed underlyings, a proxy is derived from the contributed underlyings.	(49.8)	(4.4)
Equity-equity correlation	For each expiry along the correlation curve, this is defined as a standard deviation from the consensus provided by the independent data provider. For non-contributed underlyings, a proxy is derived from the contributed underlyings.	(11.0)	(16.3)
Credit Spread	For financial guarantees with specific underlyings, credit spread curves are not observable. Proxy curves obtained from underlying prices are used for these instruments.	(0.5)	—

158 | Consolidated financial statements as at 30 June 2024

Measurement techniques - Equity - receivables - interest rate - exchange rate products

			Fair Value (*)	Fair Value (*)	Fair Value (*)	Fair Value (*)
			Assets	Liabilities	Assets	Liabilities
	Measurement	Non-observable	30/6/24	30/6/24	30/6/23	30/6/23
Product	technique	inputs	(€m)	(€m)	(€m)	(€m)
OTC bond option	Black-Scholes model	Implied volatility (1)	0.73	(0.42)	—	—

OTC equity single name options, variance swap	Black-Scholes/Black model	Implied volatility (1)	8.60	—	11.70	(5.68)

OTC equity basket options, best of/ worst of, equity autocallable multi-asset options	Black-Scholes model, local volatility model	Implied volatility Equity-equity correlation (2)	19.10	(19.32)	7.45	(11.56)

CDS on Single Names with Recovery Rate 0	Arbitrage Free Credit Spread Model	Recovery Rate	0.05	—	0.37	—

Put option a garanzia del rendimento finanziario di fondi pensione	Black-Scholes model	Projection of future premium flows and death rates of policy holders (3)	0.23	(23.58)	0.01	(29.25)

Forex barrier option	Black-Scholes model	Uncertainty of valuation model (4)	0.02	—	—	—

Financial Guarantee	Arbitrage Free Credit Spread Model	Credit Spread and Recovery Rate (5)	0.85	(1.08)	—	—

(*)	The carrying amount shown above is equal to the full Fair Value of structures and includes Fair Value adjustments.

(1)	Volatility in a financial context is a measurement of how much the price of an underlying instrument may vary over time. The higher the volatility of the underlying instrument, the greater the risk associated with it. In general, long positions in options benefit from increases in volatility, whereas short positions in options lose out from them. For equity derivatives, the implied volatility area may be obtained from the price of the call and put options, as they have regulated markets. The uncertainty of this input is attributable to one of the following scenarios: illiquidity of quoted prices (wide bid/ask spreads, typical of long maturities or moneyness far from the At-The-Money spot), concentration effects and non-observable market data (again when maturities are considered too long or moneyness far from the At-The-Money spot).

(2)	Equity-equity correlation is a measurement of the correlation between two equity-based underlying instruments. Variations in the correlation levels may impact an instrument’s Fair Value positively or negatively, depending on the correlation type.

Equity-equity correlations are less observable than volatility, because correlation products are not quoted on any regulated markets. For this reason, correlations are more subject to data uncertainties.

(3)	The contractual form has been structured as a put option with an original term of between 10 and 30 years, the valuation of which is subject to uncertainty regarding both the estimate of future premiums and the NAV level of the underlying pension funds.

(4)	Model uncertainty is a measure of the relationship between two or more different valuation models for a derivative. Variations in valuation models used may impact an instrument’s Fair Value positively or negatively.

(5)	The contractual form is structured as a guarantee on specific underlying assets for which there are no observable input parameters.

The main factors contributing to transitions between Fair Value levels include changes in market conditions and refinements in the measurement models and/or the non-observable inputs.

Fair Value of an instrument may transition from Level 1 to Level 2 or vice versa mainly as a result of the loss (increase) in significance of the price expressed by the active market of the instrument.

Conversely, transfers from Level 2 to Level 3 or vice versa mainly arise as a result of the loss (increase) in significance of inputs, in particular the predominance of non-observable inputs over observable inputs.

Notes to the accounts | Part A - Accounting policies | 159

A.4.4 Other information

The Group uses the exception provided under IFRS 13, para. 48 from measuring Fair Value of financial assets and liabilities on a net basis by offsetting market and counterparty credit risks.

QUANTITATIVE INFORMATION

A.4.5 Fair Value hierarchy

A.4.5.1 Assets and liabilities measured at Fair Value on a recurring basis, breakdown by Fair Value hierarchy

(€’000)

Financial assets/liabilities measured	30 June 2024			30 June 2023
at Fair Value	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
1. Financial assets measured at Fair Value through profit or loss	12,496,458	3,084,722	1,206,686	6,871,088	2,883,005	900,305
a) financial assets held for trading	12,181,393	2,421,602	806,456	6,714,688	2,343,281	488,242
b) financial assets designated at Fair Value	127,231	578,774	13,210	—	538,590	—
c) other financial assets mandatorily measured at Fair Value	187,834	84,346	387,020	156,400	1,134	412,063
2. Financial assets measured at Fair Value through other comprehensive income	6,414,948	284,208	206,547	5,680,235	51,050	310,834
3. Hedging derivatives	—	705,549	—	—	1,321,884	—
4. Tangible assets	—	—	—	—	—	—
5. Intangible Assets	—	—	—	—	—	—
Total	18,911,406	4,074,479	1,413,233	12,551,323	4,255,939	1,211,139
1. Financial liabilities held for trading	5,796,689	3,608,630	99,391	4,968,008	4,166,238	302,426
2. Financial liabilities designated at Fair Value	—	3,858,906	380,293	—	1,540,419	40,537
3. Hedging derivatives	—	1,431,642	—	—	2,069,541	—
Total	5,796,689	8,899,178	479,684	4,968,008	7,776,198	342,963

The Group’s trading book is mainly concentrated on liquid transactions with a low level of uncertainty. A residual, more complex part remains which, however, even in this context of greater volatility and uncertainty, has not undergone significant changes.

Level 3 assets held for trading increased to €806.4m (from €488.2m), including €256m relating to repaid loans, subordinated on the market and entirely sold in early July with no impact on the profit and loss account. The remaining part is mainly represented by exposures in securitized stocks

160 | Consolidated financial statements as at 30 June 2024

(€345.8m against €167.1m) and by exposure in unlisted convertible preferred shares (€171.4m against €152.3m) offset by the forward sale of the same underlying and classified as Level 2.

As at 30 June 2024, Level 3 liabilities held for trading, which mainly concerned autocallable certificates on basket equity; decreased from €302.4m to €99.4m after repayments (€174.5m) and net reclassifications to level 2 (€26.4m).(47)  This decrease is linked to the entry into force of the new business model that provides for the Fair Value Option classification of newly issued autocallable equity certificates, which on the other hand determined an increase in Level 3 financial liabilities measured at Fair Value (from €40.5m to €380.3m); new issues of €289.5m and entries from other levels of €55.9m (relating to a delta-one certificate) were recorded during the year under review.

Financial assets mandatorily measured at Fair Value remained essentially steady at €387m (from €412.1m) and consisted of investments in funds (including €89.2m in Polus funds). Transfers of €138.5m to other level, offset by new purchases of €139.8m, should be noted.

Financial assets measured at Fair Value through other comprehensive income (bonds, shares and SFPs) decreased from €310.8m to €206.5m with sales and net redemptions of €114.1m; changes in Fair Value were positive by €9.8m.

(47) Due to the new fair value hierarchy framework described in the previous paragraphs.

Notes to the accounts | Part A - Accounting policies | 161

A.4.5.2 Annual changes in financial assets measured at Fair Value on a recurring basis (Level 3)

(€’000)

	Financial assets measured at Fair Value through profit or loss
	Total	of which: a) financial assets held for trading (1)	of which: b) financial assets designated at Fair Value	of which: c) other financial assets mandatorily measured at Fair Value	Financial assets measured at Fair Value through other comprehensive income	Hedging derivatives	Tangible assets	Intangible assets
1. Opening balance	899,507	487,443	—	412,064	310,834	—	—	—
2. Increases	611,997	444,783	13,210	154,004	18,160	—	—	—
2.1 Purchases	550,375	397,342	13,210	139,823	7,158	—	—	—
2.2 Profits recognized in:	27,942	13,761	—	14,181	10,721	—	—	—
2.2.1 Profit and loss account	27,942	13,761	—	14,181	3,504	—	—	—
– of which, capital gains	13,652	9,448	—	4,204	—	—	—	—
2.2.2 Net equity	—	—	—	—	7,217	—	—	—
2.3 Transfers from other levels	33,680	33,680	—	—	—	—	—	—
2.4 Other increases	—	—	—	—	281	—	—	—
3. Decreases	(304,865)	(125,811)	—	(179,054)	(122,446)	—	—	—
3.1 Disposals	(131,351)	(109,919)	—	(21,432)	(76,012)	—	—	—
3.2 Redemptions	(9,507)	(9,507)	—	—	(45,251)	—	—	—
3.3 Losses recognized in:	(19,840)	(769)	—	(19,071)	(1,183)	—	—	—
3.3.1 Profit and loss account	(19,840)	(769)	—	(19,071)	—	—	—	—
– of which: capital losses	(768)	(768)	—	—	—	—	—	—
3.3.2 Net equity	—	—	—	—	(1,183)	—	—	—
3.4 Transfers to other levels	(138,551)	—	—	(138,551)	—	—	—	—
3.5 Other decreases	(5,616)	(5,616)	—	—	—	—	—	—
4. Closing balance	1,206,639	806,415	13,210	387,014	206,548	—	—	—

(1)	After the market value of options traded (€41,000 at 30 June 2024 and €0.8m at 30 June 2023) the values of which are stated in the assets and liabilities for the same amount.

162 | Consolidated financial statements as at 30 June 2024

A.4.5.3 Annual changes in liabilities measured at Fair Value on a recurring basis (Level 3)

(€’000)

		Financial assets
	Financial assets held for trading (1)	designated at Fair Value	Hedging derivatives
1. Opening balance	301,627	40,537	—
2. Increases	56,300	345,445	—
2.1 Issues	28,513	289,443	—
2.2 Losses recognized in:	7,003	47	—
2.2.1 Profit and loss account	7,003	47	—
– of which, capital losses	7,003	—	—
2.2.2 Net equity	—	—	—
2.3 Transfers from other levels	18,386	55,955	—
2.4 Other increases	2,398	—	—
3. Decreases	(258,577)	(5,689)	—
3.1 Redemptions	(199,305)	—	—
3.2 Buybacks	—	—	—
3.3 Profits recognized in:	(11,839)	(5,689)	—
3.3.1 Profit and loss account	(11,839)	(5,689)	—
– of which: capital gains	(11,839)	—	—
3.3.2 Net equity	—	—	—
3.4 Transfers to other levels	(47,433)	—	—
3.5 Other decreases	—	—	—
4. Closing balance	99,350	380,293	—

(1)	After the market value of options traded (€41,000 at 30 June 2024 and €0.8m at 30 June 2023), the values of which are stated in the assets and liabilities for the same amount.

Notes to the accounts | Part A - Accounting policies | 163

A.4.5.4 Assets and liabilities not measured at Fair Value or measured at Fair Value on a non-recurring basis: breakdown by Fair Value hierarchy

								(€’000)

Assets/liabilities not measured
at Fair Value or measured at	30 June 2024				30 June 2023
Fair Value on a non-recurring	Carrying				Carrying
basis	amount	Level 1	Level 2	Level 3	amount	Level 1	Level 2	Level 3
1. Financial assets measured at amortized cost	64,158,936	3,663,863	15,945,116	43,894,197	62,555,709	3,963,714	16,948,503	39,522,590
2. Tangible assets held for investment purposes	47,998	—	—	125,045	50,486	—	—	125,440
3. Non-current assets and asset groups held for sale	—	—	—	—	251,987	—	—	—
Total	64,206,934	3,663,863	15,945,115	44,019,242	62,858,182	3,963,714	16,948,503	39,648,030
1. Financial liabilities measured at amortized cost	70,321,563	1,403,249	68,911,567	33,072	64,903,066	1,038,611	63,352,460	261,493
2. Liabilities associated with assets held for sale	—	—	—	—	8,134	—	—	—
Total	70,321,563	1,403,249	68,911,567	33,072	64,911,200	1,038,611	63,352,460	261,493

A.5 - Information on Day One Profit/Loss

Pursuant to IFRS 7, paragraph 28, the “Day One Profit/Loss” is understood as the difference between the Fair Value of a financial instrument at the initial recognition date (transaction price) and the amount estimated at that date using a valuation technique. This difference may be positive or negative.

In the event that the difference is positive (day one profit) and based on market quotations and models that almost exclusively include the use of observable market inputs, this amount can be included in the positive components of the profit and loss account. However, if the positive difference is based on non-observable market inputs, the Fair Value of the instrument must be adjusted for such difference and charged through profit or loss when the inputs become observable.

In the event, however, that the difference attributable to non-observable inputs is negative (day one loss), it is immediately recorded through profit or loss on a prudential basis.

The Group applies the day one profit suspension rule to financial instruments classified as Level 3 of the Fair Value hierarchy, i.e. instruments for which the impact of one or more non-observable inputs on the Fair Value is considered significant, as defined in paragraph 73 of IFRS 13. The day one

164 | Consolidated financial statements as at 30 June 2024

profit, calculated after Fair Value adjustments, is amortized over the expected period for which the input data will remain unobservable. The day one profit is not applied if the risks generated by the transaction are hedged with a market counterparty (back-to-back) and therefore there are no impacts on profit or loss due to the non-observable input.

During the year under review, the day one profit method was used for two types of transaction:

–	CLO financial guarantee: transactions in which the Group purchased specific hedging on CLOs in its portfolio to neutralize the credit risk for which no observable, liquid market parameters were available compared to standard CDS. As at 30 June 2024, there were 8 transactions in progress for a nominal value of approximately €171m, for which profits of €6.9m were suspended and would be released pro rata temporis taking into account a certain stability of the uncertain input;

–	certificates: as at 30 June 2024, profits of approximately €3.1m were suspended (almost entirely on autocallable equity) relating to an equivalent value of €263.9m, including former autocallable equity of €242m. They amounted to €4.2m in the previous year for a value of €224.3m.

Notes to the accounts | Part A - Accounting policies | 165

Part B – Notes to the Consolidated Balance Sheet (*)

Assets

SECTION 1

Heading 10: Cash and cash equivalents

1.1 Cash and cash equivalents: breakdown

	Total	Total
	30 June 2024	30 June 2023
a) Cash	118,477	123,417
b) Current accounts and demand deposits with Central Banks	2,603,174	3,499,866
c) Current accounts and demand deposits with banks	639,499	613,699
Total	3,361,150	4,236,982

(*) DFigures in €’000.

166 | Consolidated financial statements as at 30 June 2024

SECTION 2

Heading 20: Financial assets measured at Fair Value (**) through profit or loss

2.1 Financial assets held for trading: product breakdown

	Total 30 June 2024			Total 30 June 2023
Items/Values	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
A. Cash assets
1. Debt securities	7,627,757	435,729	345,789	4,993,089	188,834	296,172
1.1 Structured securities	11,722	15,892	52,252	1,310	10,625	47,821
1.2 Other debt securities	7,616,035	419,837	293,537	4,991,779	178,209	248,351
2. Equity securities (1)	3,753,655	—	171,736	1,020,812	—	163,498
3. UCIT units (3)	361	—	4,198	25	—	3,258
4. Loans	—	—	255,901	4,085	—	—
4.1 Reverse repos	—	—	—	—	—	—
4.2 Other	—	—	255,901	4,085	—	—
Total (A)	11,381,773	435,729	777,624	6,018,011	188,834	462,928
B. Derivative instruments
1. Financial derivatives	799,620	1,754,764	27,981	696,678	2,001,019	19,964
1.1 trading (2)	799,620	1,754,764	27,981	696,678	2,001,019	19,964
1.2 related to the Fair Value option	—	—	—	—	—	—
1.3 other	—	—	—	—	—	—
2. Credit derivatives	—	231,109	851	—	153,428	5,350
2.1 trading	—	231,109	851	—	153,428	5,350
2.2 related to the Fair Value option	—	—	—	—	—	—
2.3 other	—	—	—	—	—	—
Total (B)	799,620	1,985,873	28,832	696,678	2,154,447	25,314
Total (A+B)	12,181,393	2,421,602	806,456	6,714,689	2,343,281	488,242

(1)	Equities include shares committed in securities lending transactions totalling €1,015,975 at 30 June 2024 and €399,599 at 30 June 2023.

(2)	This includes €41,000 (€798,000 in June 2023) relating to options traded, whose contra-item was recorded among trading liabilities.
(3)	These positions resulting from syndicated loan underwriting commitments were closed in early July 2024.
(**)	For the criteria used to determine Fair Value and the classification of financial instruments in the three Fair Value ranking levels, see Part A – Accounting Policies.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 167

2.2 Financial assets held for trading: by borrower/issuer

Items/Values	30 June 2024	30 June 2023
A. Cash assets
1. Debt securities	8,409,275	5,478,095
a) Central Banks	—	—
b) Public administrations	6,578,666	3,253,899
c) Banks	1,167,423	1,514,688
d) Other financial companies	526,748	599,285
of which: insurance companies	2,832	—
e) Non-financial companies	136,438	110,223
2. Equity securities	3,925,391	1,184,310
a) Banks	622,756	217,180
b) Other financial companies	786,722	271,147
of which: insurance companies	132,406	9,977
c) Non-financial companies	2,515,913	695,983
d) Other issuers	—	—
3. UCIT units	4,559	3,283
4. Loans	255,901	4,085
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	—	—
d) Other financial companies (1)	255,901	—
of which: insurance companies	—	—
e) Non-financial companies	—	4,085
f) Households	—	—
Total (A)	12,595,126	6,669,772
B. Derivative instruments
a) Central Counterparties	448,621	1,487,126
b) Other	2,365,704	1,389,313
Total (B)	2,814,325	2,876,439
Total (A+B)	15,409,451	9,546,211

(1) These are positions purchased as part of the underwriting activity whose syndication ended in early July 2024.

2.3 Financial assets designated at Fair Value: product breakdown (*)

	Total			Total
	30 June 2024			30 June 2023
Items/Values	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
1. Debt securities (1)	127,231	—	13,210	—	—	—
1.1 Structured securities	—	—	—	—	—	—
1.2 Other debt securities	127,231	—	13,210	—	—	—
2. Loans	—	578,774	—	—	538,590	—
2.1 Structured	—	—	—	—	—	—
2.2 Other (1)	—	578,774	—	—	538,590	—
Total	127,231	578,774	13,210	—	538,590	—

(*)	For the criteria used to determine Fair Value and the classification of financial instruments in the three Fair Value ranking levels, see Part A – Accounting Policies.
(1)	These offset Fair Value Option liabilities.

168 | Consolidated financial statements as at 30 June 2024

2.4 Financial assets designated at Fair Value: breakdown by borrower/issuer

Items/Values	30 June 2024	30 June 2023
1. Debt securities (1)	140,441	—
a) Central Banks	—	—
b) Public administrations	13,210	—
c) Banks	115,282	—
d) Other financial companies	2,017	—
of which: insurance companies	—	—
e) Non-financial companies	9,932	—
2. Loans	578,774	538,590
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	—	—
d) Other financial companies	578,774	538,590
of which: insurance companies	578,774	538,590
e) Non-financial companies	—	—
f) Households	—	—
Total	719,215	538,590

(1) These offset Fair Value Option liabilities.

2.5 Other financial assets mandatorily measured at Fair Value (*): product breakdown

	30 June 2024			30 June 2023
Items/Values	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
1. Debt securities	—	295	4	412	—	451
1.1 Structured securities	—	—	—	—	—	—
1.2 Other debt securities	—	295	4	412	—	451
2. Equity securities	—	—	8,554	—	—	7,474
3. UCIT units	187,834	82,412	378,462	155,988	—	399,449
4. Loans	—	1,639	—	—	1,134	4,689
4.1 Reverse repos	—	—	—	—	—	—
4.2 Other	—	1,639	—	—	1,134	4,689
Total	187,834	84,346	387,020	156,400	1,134	412,063

(*)	For the criteria used to determine Fair Value and the classification of financial instruments in the three Fair Value ranking levels, see Part A – Accounting Policies.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 169

2.6 Other financial assets mandatorily measured at Fair Value: breakdown by borrower/ issuer

Items/Values	30 June 2024	30 June 2023
1. Equity securities	8,554	7,474
of which: banks	—	—
of which: other financial companies	8,554	7,474
of which: non-financial companies	—	—
2. Debt securities	299	863
a) Central Banks	—	—
b) Public administrations	295	412
c) Banks	—	—
d) Other financial companies	4	451
of which: insurance companies	—	—
e) Non-financial companies	—	—
3. UCIT units	648,708	555,437
4. Loans	1,639	5,823
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	—	—
d) Other financial companies	1,639	1,134
of which: insurance companies	1,639	1,134
e) Non-financial companies	—	4,689
f) Households	—	—
Total	659,200	569,597

SECTION 3

Heading 30: Financial assets measured at Fair Value( *)  through other comprehensive income - item 30

3.1 Financial assets measured at Fair Value through other comprehensive income: product breakdown

	30 June 2024			30 June 2023
Items/Values	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
1. Debt securities	6,286,677	284,208	78,578	5,563,499	51,050	186,571
1.1 Structured securities	—	—	—	—	—	—
1.2 Other debt securities	6,286,677	284,208	78,578	5,563,499	51,050	186,571
2. Equity securities	128,271	—	127,969	116,736	—	124,263
3. Loans	—	—	—	—	—	—
Total	6,414,948	284,208	206,547	5,680,235	51,050	310,834

(*)	For the criteria used to determine Fair Value and the classification of financial instruments in the three Fair Value ranking levels, see Part A – Accounting Policies.

170 | Consolidated financial statements as at 30 June 2024

3.2 Financial assets measured at Fair Value through other comprehensive income: by borrower/issuer

Items/Values	30 June 2024	30 June 2023
1. Debt securities	6,649,463	5,801,120
a) Central Banks	—	—
b) Public administrations	5,651,809	4,548,278
c) Banks	617,946	627,515
d) Other financial companies	171,013	433,068
of which: insurance companies	21,972	38,163
e) Non-financial companies	208,695	192,259
2. Equity securities	256,240	240,999
a) Banks	122	120
b) Other issuers:	256,118	240,879
- other financial companies	45,289	30,530
of which: insurance companies	—	—
- non-financial companies	210,829	210,349
- other	—	—
3. Loans	—	—
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	—	—
d) Other financial companies	—	—
of which: insurance companies	—	—
e) Non-financial companies	—	—
f) Households	—	—
Total	6,905,703	6,042,119

3.3 Financial assets measured at Fair Value through other comprehensive income: gross value and total accumulated impairment

	Gross value					Write downs
	Stage 1	of which: Low credit risk instruments (*)	Stage 2	Stage 3	Purchased or originated credit impaired assets	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets	Overall partial write-offs
Debt securities	6,637,344	845,204	19,772	—	—	6,996	657	—	—	—
Loans	—	—	—	—	—	—	—	—	—	—
Total 30 June 2024	6,637,344	845,204	19,772	—	—	6,996	657	—	—	—
Total 30 June 2023	5,771,319	31,064	37,723	—	—	6,537	1,385	—	—	—

(*)	As required by Bank of Italy circular no. 262, starting from its fifth amendment, the column headed “of which” must show the gross value of the low credit risk instruments as defined by IFRS 9, paras. B5.5.29. For the Mediobanca Group, the concept of “low credit risk” is equivalent to that of rating, hence low credit risk applies to the case of counterparties rated as investment grade.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 171

SECTION 4

Heading 40: Financial assets measured at amortized cost

4.1 Financial assets measured at amortized cost: product breakdown of amounts due from banks

172 | Consolidated financial statements as at 30 June 2024

4.2 Financial assets measured at amortized cost: product of amount due from customers

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 173

4.3 Financial assets measured at amortized cost: by borrower / issuer of amounts due from customers

	Total			Total
	30 June 2024			30 June 2023
			Purchased			Purchased
			or originated			or originated
			credit impaired			credit impaired
Transaction Type/Values	Stages 1 and 2	Stage 3	assets	Stages 1 and 2	Stage 3	assets
1. Debt securities	4,425,814	—	—	4,471,845	—	—
a) Public administrations	3,213,981	—	—	3,389,280	—	—
b) Other financial
companies	1,040,510	—	—	880,348	—	—
of which: insurance companies	184,242	—	—	177,265	—	—
c) Non-financial companies	171,323	—	—	202,217	—	—
2. Loans to:	53,714,970	374,084	116,777	53,235,519	369,701	—
a) Public administrations	243,635	1,182	—	220,453	1,217	—
b) Other financial
companies	7,912,073	66	—	6,502,771	3,554	—
of which: insurance companies	439,722	—	—	299,474	—	—
c) Non-financial companies	16,614,572	84,890	94	18,002,204	74,572	—
d) Households	28,944,690	287,946	116,683	28,510,091	290,358	—
Total	58,140,784	374,084	116,777	57,707,364	369,701	—

4.4 Financial assets measured at amortized cost: gross value and total accumulated impairment

	Gross value					Total accumulated impairment
	Stage 1	of which: Low credit risk instruments	Stage 2	Stage 3	Purchased or originated credit impaired assets	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets	Overall partial write-offs
Debt securities	4,542,347	1,574,140	17,414	—	—	3,611	5,658	—	—	—
Loans	57,164,507	360,931	2,624,304	1,208,750	218,858	301,317	369,911	834,666	102,081	961
Total 30 June 2024	61,706,854	1,935,071	2,641,718	1,208,750	218,858	304,928	375,569	834,666	102,081	961
Total 30 June 2023	60,007,954	614,918	2,892,045	1,328,389	—	329,646	384,344	958,688	—	3,667

174 | Consolidated financial statements as at 30 June 2024

SECTION 5

Heading 50: Hedging derivatives

5.1 Hedging derivatives: by hedge type and level

	Fair Value				Fair Value
	30 giugno 2024			Notional value	30 June 2023			Notional value
	Level 1	Level 2	Level 3	30 June 2024	Level 1	Level 2	Level 3	30 June 2023
A. Financial derivatives
1. Fair Value	—	556,345	—	27,121,183	—	890,006	—	30.279.394
2. Cash flows	—	149,204	—	9,926,000	—	431,877	—	8.556.000
3. Foreign investments	—	—	—	—	—	—	—	—
B. Credit derivatives
1. Fair Value	—	—	—	—	—	—	—	—
2. Cash flows	—	—	—	—	—	—	—	—
Total	—	705,549	—	37,047,183	—	1,321,883	—	38.835.394

5.2 Hedging derivatives: by portfolio hedged and hedge type

	Fair Value							Cash flows		Foreign
	Specific						Generic	Specific	Generic	investments
Transaction / Type of hedging	debt securities and interest rates	equity securities and stock indexes	currencies and gold	credit	commodities	Other
1. Financial assets measured at Fair Value through other comprehensive income	24,734	—	—	—	X	X	X	1,603	X	X
2. Financial assets measured at amortized cost	453,800	X	—	—	X	X	X	76	X	X
3. Portfolio	X	X	X	X	X	X	—	X	—	X
4. Other transactions	—	—	—	—	—	—	X	—	X	—
Total assets	478,534	—	—	—	—	—	—	1,679	—	—
1. Financial Liabilities	77,811	X	—	—	—	—	X	145,093	X	X
2. Portfolio	X	X	X	X	X	X	—	X	—	X
Total liabilities	77,811	—	—	—	—	—	—	145,093	—
1. Expected transactions	X	X	X	X	X	X	X	2,432	X	X
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	—	X	—	—

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 175

SECTION 7

Heading 70: Equity investments

7.1 Equity investments: disclosure on relationships

				Ownership
Company Name	Registered office	Operating office	Type of relationship	Controlling entity	% shareholding	Votes available in %
A. Entities under significant influence
1. Assicurazioni Generali S.p.A.	Trieste	Trieste	2	Mediobanca S.p.A.	13.02	13.17
2. Istituto Europeo di Oncologia S.r.l.	Milan	Milan	2	Mediobanca S.p.A.	25.37	25.37
3. CLI Holdings II Ltd	London	London	2	Mediobanca S.p.A.	24.09	24.09
4.Finanziaria Gruppo Bisazza S.r.l.	Montecchio Maggiore (VI)	Montecchio Maggiore (VI)	2	Mediobanca S.p.A.	22.67	22.67
5. Heidi Pay AG	Geneva	Geneva	2	Compass Banca S.p.A.	19.45	19.45
6. MB SpeedUp	London	London	1	Mediobanca S.p.A.	50.0	50.0

Legend:

(1)	Joint control.
(2)	Subject to significant influence.
(3)	Exclusively controlled and not consolidated.

Table 7.1 provides the following information for each affiliated company: business name; registered office; investment; shareholding calculated as a percentage of the share capital issued by the affiliate or joint venture; and availability of votes calculated as a percentage of the actual voting shares, i.e. not including the affiliate’s treasury shares in the denominator. The latter is the percentage used for the purposes of consolidation by the Net Equity method.

It should be noted that any temporary transactions (such as securities lending transactions, repurchase agreements, etc.) involving shares in the affiliate are not considered for purposes of determining the consolidation percentage.

The criteria and methods for establishing the area of consolidation are illustrated in “Section 3 – Part A – Accounting Policies”, to which reference is made.

All the equity investments have been measured using the Net Equity method, as required by the reference accounting standard (IAS 28 and IFRS 11), which includes treasury shares owned in the calculation, plus the value of any shares in Mediobanca owned by the investee company. Dividends collected are not taken through the profit and loss account but are deducted from the investee company’s book value.

176 | Consolidated financial statements as at 30 June 2024

7.2 Significant investments: book values, Fair Values and dividends received

			Dividend
Company Name	Carrying amount	Fair Value (*)	received (**)
A. Entities under significant influence/Joint venture
1.Assicurazioni Generali S.p.A.	3,698,013	4,759,117	261,557
2.Istituto Europeo di Oncologia S.r.l.	38,986	n.a.	n.a.
3.CLI Holdings II Ltd	37,003	n.a.	9,101
4.Finanziaria Gruppo Bisazza S.r.l.	6,679	n.a.	839
5.Heidi Pay AG	6,621	n.a.	n.a.
6.MB SpeedUp	1,750	n.a.	n.a.
Total (1)	3,789,052

(1)	The amount stated here differs from that represented in the balance sheet for other investments, which are minor in terms of both percentage share owned and amount (€164,000).
(*)	Available only for listed Companies.
(**)	Dividends collected in the course of the financial year have been deducted from the book value of the investment (as described in Part A – Accounting Policies of the Notes to the Accounts).

As at 30 June 2024, the book value carried under the “Equity investments” heading totalled €3,789.2m.

The year under review witnessed a new investment in MB Speedup (50%, with a value of €1.8m), joint venture established together with Founders Factory UK. It will facilitate the creation and investment in fintech companies over the upcoming years.

The share in Assicurazioni Generali dropped from 13.10% to 13.02% taking into account the free capital increase implementing the incentive plans; if calculated on the shares in issue, the economic interest stood at 13.17% (13.25% last year). During the year, the book value increased from €3,472.2m to €3,698m after profits of €503m, changes in assets of €15.6m taking into account the ex-dividend (€-261.6m).

Regarding other equity investments: IEO (25.37%) remained steady at €39m, recording a slight loss (€0.2m); Finanziaria Gruppo Bisazza S.r.l. (22.67%) stood at €6.7m (€7.1m in the previous year) after period profits of €403,000 and a dividend payout of €839,000; CLI Holdings II Limited decreased from €38.6m to €37m after the collection of dividends (€9.1m) and period profits (€7.5m); Heidi Pay AG remained steady at €6.6m and suffered losses of €315,000 offset by positive equity variations of €337,000.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 177

Impairment test on equity investment

The value of equity investments has been tested for impairment as required by the accounting standards used (IAS 28, IAS 36, IFRS 10 and IFRS 11), in order to ascertain whether there is objective evidence to suggest that the initial recognition value of the investment might not be recovered in full.

The process involves ascertaining whether there are any indicators of impairment and, eventually, quantifying the amount of the adjustment necessary in order to reflect the value loss. Impairment indicators may be split into two main types of category:

–	Quantitative indicators: the investee company’s stock market value falling below its net asset value for stocks quoted on active markets;

–	Qualitative indicators: manifested financial difficulties, reporting negative earnings results or results which are significantly behind budget objectives or targets set in long-term business plans disclosed to the market, announcement and/or launch of composition procedures or restructuring plans, deterioration in ratings (especially if below investment grade).

IAS 28 paragraph 41A stipulates that:

–	impairment losses are incurred for an asset if the book value is higher than the recoverable amount, defined under IAS 36 as the higher between the asset’s Fair Value (less costs of disposal) and its value in use;

–	to measure Fair Value (governed by IFRS 13), reference must be made to:

–	stock market prices, if the investee company is listed on an active market;

–	valuation models generally recognized by the market, including market multiples for transactions, especially if deemed significant;

–	to measure value in use (as governed by IAS 28 paragraph 42), the methodologies are either:

–	the discounted value of cash flows generated by the investee company, both as cash flows generated from the company’s assets and as income deriving from the disposal of the same assets; or

–	the discounted value of cash flows that may be assumed to derive from dividends and from the eventual sale of the investment.

178 | Consolidated financial statements as at 30 June 2024

For more information on the parameters used to calculate the value in use, refer to the considerations made on impairment testing for goodwill contained in the dedicated section of the Notes to the Consolidated Accounts.

* * *

Accounting data for the investee companies is shown below taken from the respective financial statements as at 31 December 2023, the most recent available.

7.3 Significant investments: accounting data

		(€m)

	Entities under significant influence
	Assicurazioni	Istituto Europeo di
Company Name	Generali S.p.A.	Oncologia S.r.l.
Cash and Cash Equivalents	X	X
Financial assets	466,046	108
Non-financial assets	35,496	210
Financial Liabilities	44,086	143
Non-financial liabilities	433,241	81
Total revenues	25,722	417
Profit (loss) on ordinary operations before tax	5,574	5
Profit/(Loss) on ordinary operations after tax	4,037	4
Profit (loss) on held-for-sale assets after tax	—	—
Profit/(Loss) for the period (1)	4,037	4
Other profit/(loss) components after tax (2)	291	—
Other comprehensive income (3) = (1) + (2)	4,328	4

7.4 Non-significant investments: accounting data

	Entities under significant influence/Joint venture
		Finanziaria Gruppo
Company Name	CLI Holdings II Ltd	Bisazza S.r.l.	Heidi Pay AG	MB SpeedUp
Book value of investments	37,003	6,679	6,621	1,750
Total assets	148,381	38,032	7,228	2,400
Total liabilities	148,377	7,880	589	—
Total revenues	—	29,706	638	—
Profit/(Loss) on ordinary operations
after tax	1	2,015	1,652	—
Profit/(Loss) on operations after tax	—	—	—	—
Profit/(Loss) for the year (1)	1	2,015	1,652	—
Other profit/(loss) components after tax (2)	—	—	—	—
Other comprehensive income (3)=(1) + (2)	1	2,015	1,652	—

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 179

The table below shows a reconciliation between the book value of the investments and the data used for valuation purposes.

						(€m)
Entities under significant influence				Differences arising		Consolidated
/Joint venture	Aggregate net equity		Pro rata net equity	upon consolidation		book value
Assicurazioni Generali S.p.A.	28,123.1	(1)	3,702.6	(4.6	)(2)	3,698.0
Istituto Europeo di Oncologia S.r.l.	153.7	(3)	39.0	—		39.0
CLI Holdings II Ltd	153.6	(4)	37.0	—		37.0
Finanziaria Gruppo Bisazza S.r.l.	29.5		6.7	—		6.7
Heidi Pay AG	6.2		1.2	—		6.6
MB SpeedUp	2.0		1.0	—		1.8

(1)	Total net equity includes the dividends paid in May 2024 (€1,987m).
(2)	The differences upon consolidation refer to the Mediobanca shares held by Assicurazioni Generali as part of its securities portfolio (€34.6m, pro rata €4.6m).
(3)	Net equity as at 31 March 2024 of €141.6m (pro rata: €35.9m) was adjusted to reflect the property asset revaluations after depreciation and amortization charges accruing (pro rata: €4.5m). (4) Total net equity includes the dividends paid in April last year (€2.8m).

For the nature of the relationships, please refer to section 7.1 above.

As at 30 June 2024, the market value of the Assicurazioni Generali investment was €4,759.1m (€23.29 per share), higher than its book value (€3,689m). In line with previous financial years, the value in use of the investment was calculated in any case, resulting well above its carrying value, and aligned to the maximum target price estimated by analysts (€28.7 per share).

Regarding Istituto Europeo di Oncologia, this investment has a book value in line with the entity’s Net Asset Value adjusted to reflect the property values being realigned to their market values at acquisition. As at 30 June 2024, there was no (internal or external) evidence that could lead to a review of such higher value.

The equity investments in CLI Holdings II and Finanziaria Gruppo Bisazza (whose book value is the pro-rata share of their net equity) do not show critical issues such as to require proceeding with an impairment test.

Finally, the value attributed at the time of acquisition was confirmed for the equity investments in Heidi Pay and MB SpeedUp.

180 | Consolidated financial statements as at 30 June 2024

7.5 Equity investments: changes during the period

	30 June 2024	30 June 2023
A. Opening Balance	3,563,831	3,157,866
B. Increases	513,019	659,655
B.1 Purchases	1,750	7,472
B.2 Writebacks	—	—
B.3 Revaluations	—	—
B.4 Other changes	511,269	652,183
C. Decreases	287,634	253,690
C.1 Sales	—	—
C.2 Value adjustments	—	—
C.3 Write-offs	—	—
C.4 Other changes (1)	287,634	253,690
D. Closing Balance	3,789,216	3,563,831
E. Total revaluations	—	—
F. Total adjustments	733,478	733,478

(1) This includes dividends received.

SECTION 9

Heading 90: Property, plant and equipment

9.1 Core tangible assets: breakdown of assets measured at cost

	Total	Total
Assets/Values	30 June 2024	30 June 2023
1. Property assets	247,498	232,425
a) land	116,829	100,239
b) buildings	52,667	70,359
c) furniture	34,588	28,405
d) electronic systems	7,609	6,490
e) other	35,805	26,932
2. Right-of-use assets acquired through lease	245,266	242,458
a) land	—	—
b) buildings	229,664	230,702
c) furniture	—	—
d) electronic systems	—	—
e) other	15,602	11,756
Total	492,764	474,883
of which: obtained by enforcement of collateral	67	69

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 181

9.2 Properties held for investment purposes: breakdown of assets measured at cost

	Total 30 June 2024				Total 30 June 2023
	Carrying	Fair Value			Carrying	Fair Value
Assets/Values	amount	Level 1	Level 2	Level 3	amount	Level 1	Level 2	Level 3
1. Property assets	47,998	—	—	125,045	50,486	—	—	125,440
a) land	25,253	—	—	59,272	25,253	—	—	58,914
b) buildings	22,745	—	—	65,773	25,233	—	—	66,526
2. Right-of-use assets acquired through lease	—	—	—	—	—	—	—	—
a) land	—	—	—	—	—	—	—	—
b) buildings	—	—	—	—	—	—	—	—
Total	47,998	—	—	125,045	50,486	—	—	125,440
of which: obtained by enforcement of collateral	24,791	—	—	36,320	27,078	—	—	36,940

9.3 Core tangible assets: breakdown of written-up assets

At 30 June 2024, this item was not present within the Group.

9.4 Tangible assets held for investment purposes: composition of activities measured at Fair Value

At 30 June 2024, this item was not present within the Group.

9.5 Inventories pursuant to IAS 2: breakdown

	Total	Total
Items/Values	30 June 2024	30 June 2023
1. Inventories of tangible assets arising from the enforcement of guarantees received	8,855	5,373
a) land	313	313
b) buildings	8,542	5,060
c) furniture	—	—
d) electronic systems	—	—
e) other	—	—
2. Other inventories of tangible assets	—	—
Total	8,855	5,373
of which: measured at Fair Value less costs to sell	—	—

The above includes assets received under leasing contracts, which were originally recorded as Investment Property (under IAS 40), and have now been restated as Inventories in accordance with IAS 2 in cases where only minor amounts are involved, and where leasing the properties out is not economically feasible and sale is expected to take place in the next three years.

182 | Consolidated financial statements as at 30 June 2024

9.6 Core assets: changes during the year

	Land	Buildings	Furniture	Electronic systems	Other	Total
A. Gross opening balance	100,239	511,819	82,724	47,235	103,607	845,624
A.1 Decreases in total net value	—	(210,758)	(54,319)	(40,745)	(64,919)	(370,741)
A.2 Net opening balance	100,239	301,061	28,405	6,490	38,688	474,883
B. Increases:	16,590	60,581	12,981	3,111	30,091	123,354
B.1 Purchases	—	1,673	12,972	3,111	16,121	33,877
– of which business combinations	—	—	—	—	966	966
B.2 Capitalized improvement costs	—	18,026	—	—	—	18,026
B.3 Writebacks	16,589	—	—	—	—	16,589
B.4 Positive changes in Fair Value allocated to	—	—	—	—	—	—
a) net equity	—	—	—	—	—	—
b) profit & loss	—	—	—	—	—	—
B.5 Currency exchange gains	—	13	—	—	19	32
B.6 Transfers from investment properties	—	—	—	—	—	—
B.7 Other changes	1	40,869	9	—	13,951	54,830
C. Decreases:	—	79,311	6,798	1,992	17,372	105,473
C.1 Sales	—	—	5	—	123	128
– of which, business combinations	—	—	—	—	—	—
C.2 Depreciation	—	47,122	6,751	1,986	13,641	69,500
C.3 Impairment losses allocated to	—	16,589	—	—	—	16,589
a) net equity	—	—	—	—	—	—
b) profit & loss (1)	—	16,589	—	—	—	16,589
C.4 Negative changes in Fair Value allocated to	—	—	—	—	—	—
a) net equity	—	—	—	—	—	—
b) profit & loss	—	—	—	—	—	—
C.5 Currency exchange losses	—	—	—	—	—	—
C.6 Transfers to:	—	—	—	—	—	—
a) assets held for investment purposes	—	—	—	—	—	—
b) non-current assets and assets groups held for sale	—	—	—	—	—	—
C.7 Other changes	—	15,600	42	6	3,608	19,256
D. Net closing balance	116,829	282,331	34,588	7,609	51,407	492,764
D.1 Decreases in total net value	—	(215,981)	(60,324)	(42,696)	(73,559)	(392,560)
D.2 Gross closing balance	116,829	498,312	94,912	50,305	124,965	885,324
E. Measured at cost	—	—	—	—	—	—

(1)	These refer to the property (“La Palmeraie”) in Monaco which, as part of a real estate redevelopment project, led to the demolition of the old building, the terminal value of which was attributed to land.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 183

Changes in tangible assets for core purposes also include the right of use acquired from finance leasing operations under IFRS 16. New leases executed during the year amount to €46.7m (shown in row B.7 “Other changes”), while depreciations for rights in use amount to €49.9m (stated in row C.2 “Depreciations”).

9.7 Assets held for investment purposes: changes during the year

	Total
	Land	Buildings
A. Opening Balance	25,253	25,233
B. Increases	—	225
B.1 Purchases	—	—
– of which, business combinations	—	—
B.2 Capitalized improvement costs	—	225
B.3 Positive changes in Fair Value	—	—
B.4 Writebacks	—	—
B.5 Currency exchange gains	—	—
B.6 Transfers from core tangible assets	—	—
B.7 Other changes	—	—
C. Decreases	—	2,713
C.1 Sales	—	—
– of which, business combinations	—	—
C.2 Depreciations	—	1,612
C.3 Negative changes in Fair Value	—	1,101
C.4 Write-downs	—	—
C.5 Currency exchange losses	—	—
C.6 Transfers to:	—	—
a) core tangible assets	—	—
b) non-current assets and assets groups held for sale	—	—
C.7 Other changes	—	—
D. Closing Balance	25,253	22,745
E. Measured at Fair Value	59,272	65,773

These consist of the following properties:

		Book value Book value per sqm
Location of Property	Sqm.	(€’000)	(€’000)
Rome	10,015	29,319	0.3
Lecce	21,024	12,816	1.6
Bologna (*)	6,913	4,832	1.4
Pavia	2,250	1,031	2.2
Total	40,202	47,998

(*) These include warehouses and office facilities.

184 | Consolidated financial statements as at 30 June 2024

9.8 Inventory of tangible assets pursuant to IAS 2: changes for the year

	Inventories of tangible assets arising from the					Other
	enforcement of guarantees received					inventories
	Land	Buildings	Furniture	Electronic systems	Other	of tangible assets	Total
A. Opening Balance	313	5,060	—	—	—	—	5,373
B. Increases	—	5,342	—	—	—	—	5,342
B.1 Purchases	—	—	—	—	—	—	—
B.2 Writebacks	—	—	—	—	—	—	—
B.3 Currency exchange gains	—	—	—	—	—	—	—
B.4 Other changes	—	5,342	—	—	—	—	5,342
C. Decreases	—	1,860	—	—	—	—	1,860
C.1 Sales	—	1,350	—	—	—	—	1,350
C.2 Write-downs	—	—	—	—	—	—	—
C.3 Currency exchange losses	—	—	—	—	—	—	—
C.4 Other changes	—	510	—	—	—	—	510
D. Closing Balance	313	8,542	—	—	—	—	8,855

SECTION 10

Heading 100: Intangible assets

Intangible assets with indefinite duration consist of Goodwill, Brands and Contracts acquired as part of business combinations, whereas those with definite duration are software programs and client lists similarly acquired in extraordinary transactions. For details on the methods by which Intangible Assets are measured, reference is made to Part A – Accounting Policies.

10.1 Intangible assets: breakdown by type of asset

	Total		Total
	30 June 2024		30 June 2023
Assets/Values	Definite life	Indefinite life	Definite life	Indefinite life
A.1 Goodwill	X	827,313	X	574,550
A.1.1 attributable to the group	X	827,313	X	574,550
A.1.2 attributable to minority interests	X	—	X	—
A.2 Other intangible assets	75,035	143,084	67,996	154,154
of which: software	52,601	—	50,319	—
A.2.1 Assets measured at cost:	75,035	143,084	67,996	154,154
a) Intangible assets generated internally	—	—	—	—
b) Other assets	75,035	143,084	67,996	154,154
A.2.2 Assets measured at Fair Value:	—	—	—	—
a) Intangible assets generated internally	—	—	—	—
b) Other assets	—	—	—	—
Total	75,035	970,397	67,996	728,704

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 185

In line with the strategy of systematic reduction of obsolescence promoted by the Group, a shorter useful life of some IT software emerged when recalculating the useful life of intangible assets with a finite duration, which resulted in additional amortization of €6.8m (under IAS 8 – Revision of Estimates).

10.2 Intangible assets: changes during the year

		Other intangible assets		Other intangible
		generated internally		assets: other
	Goodwill	Definite life	Indefinite life	Definite life	Indefinite life	Total
A. Gross Opening Balance	574,550	—	—	358,234	154,154	1,086,938
A.1 Decreases in total net value	—	—	—	(290,238)	—	(290,238)
A.2 Net opening balance	574,550	—	—	67,996	154,154	796,700
B. Increases	252,763	—	—	46,379	30,836	329,978
B.1 Purchases	251,964	—	—	45,404	29,065	326,433
– of which, business combinations	251,964	—	—	8,899	29,065	289,928
B.2 Increases of internal intangible assets	X	—	—	—	—	—
B.3 Writebacks	X	—	—	—	—	—
B.4 Positive changes in Fair Value	—	—	—	—	—	—
– net equity	X	—	—	—	—	—
– to P&L	X	—	—	—	—	—
B.5 Currency exchange gains	799	—	—	100	1,771	2,670
B.6 Other changes	—	—	—	875	—	875
C. Decreases	—	—	—	39,340	41,906	81,246
C.1 Sales	—	—	—	—	—	—
– of which, business combinations	—	—	—	—	—	—
C.2 Value adjustments	—	—	—	38,568	41,906	80,474
– Amortization	X	—	—	38,568	—	38,568
– Write-downs	—	—	—	—	41,906	41,906
+ net equity	X	—	—	—	—	—
+ to P&L	—	—	—	—	41,906	41,906
C.3 Negative changes in Fair Value:	—	—	—	—	—	—
– net equity	X	—	—	—	—	—
– to P&L	X	—	—	—	—	—
C.4 Transfer to non-current assets held for sale	—	—	—	—	—	—
C.5 Currency exchange losses	—	—	—	10	—	10
C.6 Other changes	—	—	—	762	—	762
D. Net closing balance	827,313	—	—	75,035	143,084	1,045,432
D.1 Adjustment of net total values	—	—	—	(317,016)	—	(317,016)
E. Gross closing balance	827,313	—	—	392,051	143,084	1,362,448
F. Measurement at cost	—	—	—	—	—	—

186 | Consolidated financial statements as at 30 June 2024

Information on intangible assets and goodwill

It should be noted that the purchase of a controlling stake (100% of Interest A) in the English company Arma Partners LLP was completed on 2 October. The latter, in turn, wholly owns Arma Partners Corporate Finance Ltd (UK) and Arma Deutschland GmbH (Germany).(48)  The Purchase Price Allocation process led to stating a brand value of £24.6m and a customer relationship worth £5.3m(useful life of 7 years); taking into account UK taxation (25% rate) and an initial net equity of zero (in light of the nature of the partnership), the residual goodwill amounted to £209m (converted to €246.9m).

Last October 16, Compass Banca S.p.A. acquired 100% of the share capital of Heidi Pay Switzerland AG, a fintech platform supporting BNPL in Switzerland, from Heidi Pay AG (of which Compass holds 19.5%). The Purchase Price Allocation process led to stating a customer relationship worth CHF2.5m (useful life of 10 years); taking into account taxation (15% rate) and net equity (€0.1m), the residual goodwill amounted to CHF4.9m (converted to €5m).

With regard to RAM Active Investments, in view of the uncertainties related to the company’s prospects, it was deemed appropriate to infer the brand’s recoverable value on the basis of the amount resulting from the Fair Value measurement of CHF11.5m (calculated on an annual budget rather than a multi-year plan), with a write-down of intangibles equal to CHF30.4m (€31.7m).

Finally, with regard to Messier & Associés, in view of contingencies arising from the end of the deferred component release period and from the revision of the Put & Call agreements with the Founding Partner, it was deemed prudent to align the brand value (carrying value of €27.2m in the consolidated statements) to the statutory value (€17m) with a write-down of the intangibles equal to €10.2m.

(48)	Arma was established as a Limited Liability Partnership and the contractual agreements provide for two types of shareholdings: Interest “A” - assigned to Mediobanca - which give the right to receive an initial percentage of 30% (35% from the fourth year) of Arma’s distributable profit, calculated as a fixed percentage of revenues in addition to governance rights sufficient to ensure full line-by-line consolidation and holding control from a legal, regulatory and accounting point of view; Interest “B” shares, which are held by the Partners and give them the right to receive the residual percentage of Arma’s distributable profit (gross earnings of the company after the share due to partner A), in addition to certain governance rights with a specific impact on the Partners’ economic rights.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 187

A table summarizing the effects of the PPA process for all the acquisitions carried out by the Group over years is shown below:

Table 1: Summary of PPA effects: ITALIAN acquisitions

	Linea	IFID	Spafid Connect	Barclays (*)	Esperia	Soisy
Acquisition date	27 June 2008	1 August 2014	18 June 2015	26 August 2016	6 April 2017	10 October 2022
Price paid	406,938	3,600	5,124	(240,000)	233,920	5,999
of which: ancillary charges	2,000	200	—		—	—
Liabilities	—	—	—	80,000	—	—
Finite life intangible assets	(44,200)	(700)	(3,250)	(26,000)	(4,508)	(1,056)
no. of years amortization	8	7	10	5	5	5
Trademarks	(6,300)	—	—	—	(15,489)	—
Fair Value adjustments	—	—	—	84,200	11,232	—
Imbalance of other assets (liabilities)	(2,659)	420	(466)	98,300	(176,585)	1,152
Tax effects	12,155	220	934	3,500	6,613	349
Total goodwill	365,934	3,540	2,342	—	55,183	6,444

(*) The deal generated badwill.

Table 1: Summary of PPA effects: NON-ITALIAN acquisitions

					Arma
				Bybrook	Partners	Heidi Pay
	Cairn	RAM (1)	MMA	(Cairn) (2)	LLP	Switzerland
Acquisition date	31 December 2015	28 February 2018	11 April 2019	31 August 2021	2 October 2023	16 October 2023
Currency	GBP	CHF	EURO	GBP	GBP	CHF
Price consideration	24,662	164,732	107,856	66,900	220,000	3,000
of which: ancillary charges	—	—	—	—	—	—
Liabilities	20,813	46,850	54,540	—	11,400	4,098
Intangible assets, indefinite life	—	—	—	(58,903)	(24,600)	—
Finite life intangible assets	—	(2,398)	(11,330)	(8,455)	(5,300)	(2,530)
no. of years amortization	—	5	8	10	7	10
Trademarks	—	(37,395)	(10,230)	—	—	—
Fair Value adjustments	—	—	—	—	—	—
Imbalance of other assets (liabilities)	(8,345)	(6,853)	(13,353)	(3,759)	—	(96)
Tax effects	—	7,163	6,684	15,934	7,500	380
Total goodwill	37,130	172,099	134,167	11,718	209,000	4,852

(1)	All amounts are calculated pro rata (89.25%) acquired at the acquisition date.

(2)	Bybrook’s business and shares were acquired by Polus Capital Management (formerly Cairn Capital), in which Mediobanca S.p.A. holds an 89.07% stake.

The situation for the Group’s other main acquisitions is as follows:

–	the Linea transaction (June 2008) generated goodwill of €365.9m, which is now the only amount still recorded in the books following the write-off of the brands with the useful life of the intangible assets having ended;

188 | Consolidated financial statements as at 30 June 2024

–	the deal to acquire Barclays’ Italian business unit (August 2016) required the seller to pay negative goodwill of €240m, which in the purchase price allocation process was treated as a contingent liability in an amount of €59m (linked to the restructuring process) and loan loss provisions for mortgages totalling €21m, roughly half of which for non-performing exposures. Taking account intangible assets with time-limited life of €26m related to a list of clients with AUM and AUA (fully amortized), the bargain purchase generated a gain of €98.3m, most of which was absorbed by the one-off costs related to integrating the Barclays’ geographical and IT networks into CheBanca! (49) (approximately €80m);

–	the acquisition of 50% of Banca Esperia shares held by Banca Mediolanum (April 2017) through payment of €141m resulted in goodwill of €52.1m divided into the Private Banking CGU (€29.4m) and the MidCap CGU (€22.7m); the portion of goodwill for trust services transferred to Spafid (€3.1m) was subsequently written off; a trademark of €15.5m linked to the Private Banking activity should be added to this, while the customer relationship (originally valued at €4.5m) was fully amortized.

–	the acquisition of 69.4% of RAM AI (February 2018) led to a trademark with an indefinite life worth CHF41.9m and a customer relationship worth CHF2.7m (fully amortized). Residual goodwill worth CHF 172.1m included the liability in respect of the put-and-call option valued at CHF 46.9m. In the following years, goodwill was progressively written down until it was completely eliminated last year. At 30 June 2024, the brand’s recoverable value was aligned to its Fair Value using the method based on estimates of comparable brand values, i.e. CHF 11.5m (converted into €11.9m). A write-down of CHF 30.4m was thus carried out. Put&call agreements remained in place on 2% of the capital, whose value was equal to CHF 1.1m.

–	a stake of 66.4% of the share capital of Messier Maris & Associés – MMA (April 2019), was acquired at a price of €107.9m, settled with 11,600,000 Mediobanca shares in portfolio (1.3% of the share capital). A Put & Call agreement was also executed, exercisable as from the fifth year following the acquisition, that allowed the interest acquired to rise to 100%. In conjunction with the deal closing, the brand was transferred at a value of €17m, which was increased to €27.2m following the PPA process, along with a customer relationship worth €11.3m to be amortized over eight years, which reduced the goodwill to €134.2m. During financial year 21/22, the

(49) Now called Mediobanca Premier

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 189

company was affected by the exit of one of the two founding partners, a circumstance that, according to the original agreements, led to activating a clawback clause on escrow and Put & Call shares. Overall extraordinary income of €41m was thus generated and was fully offset by adjusting goodwill in the same amount. Last December, the deferred component Release Period ended with a recovery of approximately €3m compared to the estimated acquisition amount. The Put & Call contract with the founding partner was also renegotiated, providing for the liquidation of €7m per year for the next three years. This negotiation involved a liability adjustment, including the discounting effect of approximately €7.3m (through profit or loss). This contingency was offset by the alignment of the consolidated brand value (€27.2m) to the statutory value (€17m). As at 30 June 2024, goodwill recognized in the financial statements amounted to €93.2m while the liability amounted to €20.5m;

–	the acquisition of 51% of Cairn Capital (December 2015) at a price of £24.7m together with a Put & Call agreement on the remaining 49% valued at £20.8m, which determined a goodwill of £37.1m; subsequently the Bybrook Capital LLP transactions was finalized (August 2021). This is a manager that specializes in distressed Assets, as part of a transaction that, on the one hand, involved the takeover of the Revenue Sharing Agreement (“RSA”) in place with an institutional investor and, on the other, the acquisition from the two founding partners (consideration of £43.3m, of which £18.1m in cash and £25.2m in new Polus shares - D Shares - representing 21.86% of the company on half of which a Put & Call agreement with Mediobanca was provided). Both transactions were incorporated into the current CGU Polus Capital Management Limited, which included new intangible assets relating to asset management contracts of £67.4m (of which £58.9m with an indefinite life and £8.5m with a finite life to be amortized over 10 years, with a terminal value of £6.1m); deferred tax liabilities of £15.9m; total goodwill of £48.8m; Put & Call liabilities (relating to the remaining class B shareholders formerly Cairn and class D, formerly Bybrook) of £34.5m, including the discounting effect, remained in place.

–	the acquisition by Compass of 100% of Soisy S.p.A at a price of €6m; the Purchase Price Allocation process led to a customer relationship with a finite useful life worth €1.1m (amortization in 5 years), while the residual goodwill amounted to €6.4m.

190 | Consolidated financial statements as at 30 June 2024

Finally, as mentioned above, the acquisitions of Arma Partners and HeidiPay Switzerland and related Purchase Price Allocation processes were completed during the year under review.

* * *

The tables below show a list of the intangible assets acquired as part of M&A transactions and summarizing the goodwill recognized in the accounts as broken down both by deal and cash-generating unit (CGU).

Table 2: Other intangible assets acquired as a result of extraordinary transactions

Type	Deal	30 June 2024	30 June 2023
Customer relationship		91,911	86,304
	CMB	2,613	3,263
	Bybrook/Polus (1)	76,753	76,673
	Messier et Associés	3,896	5,312
	Soisy	634	1,056
	HeidiPay Switzerland	2,429	—
	Arma Partners LLP	5,586	—
Trademarks		56,490	68,525
	MB Private Banking	15,489	15,489
	RAM Active Investments (1)	11,936	42,806
	Messier et Associés	—	10,230
	Arma Partners LLP	29,065	—
Total PPA intangible assets		148,401	154,829

(1) Increase entirely attributable to the currency exchange effect.

Table 3: Goodwill

Deal	30 June 2024	30 June 2023
Consumer credit	377,415	372,378
– of which Soisy	6,444	6,444
– of which: Compass-Linea	365,934	365,934
– of which: Heidi Pay Switzerland	5,037	—
Polus Capital Management (1)	57,715	56,916
MB Private Banking	52,103	52,103
Messier et Associés	93,153	93,153
Arma Partners LLP	246,927	—
Total goodwill	827,313	574,550

(1) Increase entirely attributable to the currency exchange effect.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 191

Table 4: Summary of Cash Generating Units

CGU	30 June 2024	30 June 2023
Consumer credit	377,415	372,378
– of which Soisy	6,444	6,444
– of which: Compass-Linea	365,934	365,934
– of which: Heidi Pay Switzerland	5,037	—
Polus Capital Management (1)	57,715	56,916
MB Mid corporate	22,650	22,650
MB Private Banking	29,453	29,453
Messier et Associés	93,153	93,153
Arma Partners LLP	246,927	—
Total goodwill	827,313	574,550

(1) Increase entirely attributable to the currency exchange effect.

Information on impairment testing

As stated in the Accounting Policies section, IAS 36 requires any loss of value, or impairment, of individual tangible and intangible assets to be tested at least once a year, in preparing the annual financial statements, or more frequently if events or circumstances occur which suggest that there may have been a reduction in value.

If it is not realistically possible to establish the recoverable value of the individual asset directly, the standard allows the calculation to be made based on the recoverable value of the cash-generating unit, or CGU, to which the asset belongs. A CGU is defined as the smallest identifiable group of assets able to generate cash flows that do not present synergies with the other parts of the company, and may be considered separately and sold individually.

In order to establish the recoverable value relative to the book value at which the asset is recognized in the accounts, reference is made to the higher of the Fair Value of such asset (net of any sales costs) and its value. In particular, value in use was obtained by discounting the expected future cash flows from an asset or from a cash generating unit; cash flow projections must reflect reasonable assumptions and must therefore be based on recent budgets/forecasts approved by the Company’s governing bodies; furthermore, assets must be discounted at a rate that includes the current cost of money and the specific risks associated with the business activity.

192 | Consolidated financial statements as at 30 June 2024

The Group adopted a policy, which was recently updated to refine the valuation methods of recognized intangibles, in particular with reference to the valuation of brands and intangibles with a finite life, which regulates the impairment test process and incorporates the guidelines issued by Organismo Italiano di Valutazione (OIV, Italian Valuation Body), the suggestions of the ESMA(50) and the Recommendations of national regulators.(51)

The recoverable value for goodwill has been estimated using the dividend discount model methodology, with the excess capital version applied which is commonly employed by financial institutions for this purpose for capital-intensive CGUs.

The cash flows have been projected over a time horizon of three years, based on the Group’s strategic plans and the annual budgets formulated by the management of the individual CGUs concerned.

To estimate the cost of equity, which is determined via the Capital Asset Model (CAPM) in accordance with IAS 36, certain parameters common to all CGUs have been used, namely:

–	the risk-free rate which corresponds to the remuneration of exempt or minimum risk investments over a recent period of time not exceeding one year. In practice, it is generally identified with the yield on government bonds of the country in which the asset being valued resides;

–	the market risk premium, i.e. the reward which investors require in order to increase the risk on their investments. Continuing the work done in the previous financial year, management used an unseparated equity risk premium equal to the premium for the US stock market risk estimated

(50)	European Security and Markets Authority (ESMA): “European common enforcement priorities for 2013 financial statements”, emphasizing the specific aspects of the impairment testing for goodwill and intangibles asset; and Public Statement of 28 October 2020, “European common enforcement priorities for 2020 annual financial reports”, in which all issuers are invited to pay particular attention to the effects of the Covid-19 pandemic.

(51)	Joint Bank of Italy, Consob and ISVAP (now IVASS) document no. 3, of 3 March 2010, which requires, among other things, that the financial statements of listed companies (annual and interim reports) should contain more detailed disclosure on how goodwill, other intangibles with indefinite useful life, and equity investments are valued, providing a description of the methodologies and indicators used which must be submitted to formal and deliberate approval by the Board of Directors; Joint Bank of Italy, Consob and ISVAP (now IVASS) document no. 8, containing guidance on the valuation of fund stock units to be applied in measuring holdings in funds at fair value; Consob communication no. DIE/17131 of 3 March 2014, containing guidance on the timescales for carrying out impairment testing, and the duties and responsibilities of the management body in this process; Consob communication no. 3907 of 19 January 2015, laying down guidelines with which listed companies must comply to ensure high quality disclosure on the issue of impairment; Consob “Warning notice” no. 8/20 of 16 July 2020, no. 6/20 of 9 April 2020, and no. 1/21 of 16 February 2021, concerning: “Covid-19 - Warning notice on financial reporting”, which draws the attention of the members of governing and control bodies and financial reporting officers to the need to observe the principles that govern the production process of the financial reporting taking into account of the impacts that the effects due to the pandemic may have with reference, among other things, to the valuations of non-financial assets (referred to as Impairment Test), IOSCO (International Organization of Securities Commissions) document containing “Recommendations on Accounting for Goodwill”, published in December 2023, which requires issuers: i) to support their assumptions used for impairment testing purposes (also by emphasizing external evidence), ii) maintain consistency between the assumptions used for the impairment testing purposes and the assumptions used for the purpose of drawing up non-financial plans (such as energy transition plans) and iii) enter into a commitment to provide disclosure in the financial statements as to their actions.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 193

according to a historical data series by the New York University - Stern School of Business, based on the difference between the return of the American stock market compared to return of the bond market since 1928 (geometric mean);

–	the growth rate (g), to calculate the terminal value, using the so-called “perpetuity” methodology, established taking into account the inflation rate expected over the long term in the country where the specific CGU is based; in some cases, however, other factors are also considered, such as the real growth scenario in the sector where the CGU operates;

–	the Beta parameter is different for different types of business estimated according to trends in the data series of returns for sample groups of listed companies comparable to those being valued and the respective data series of returns of market indices of the countries in which the companies are listed.

It should also be emphasized that in calculating the cost of equity (Ke), account must also be taken of risk specific to the CGU, if any, through an additional risk premium (alpha coefficient/factor) to take into account (specific and/or systematic) risk factors not perceived in the flows and/or not fully reflected by the underlying CAPM indicators. Senior management opted to increase the estimates of the opportunity cost of capital for all CGUs, except for the Consumer Banking CGU, by at least 1.50%. With regard to RAM and Polus, management opted to apply a higher additional risk premium of 3.20%, in consideration of the risk inherent in the Plan.

Table 5: Cost of equity parameters per CGU

30 June 2024
		Equity risk				Expected
	Risk-free rate	premium	Beta 2y	Coefficient	Cost of equity	growth rate
CGU	Rf	Erp	b	a	Ke	g
Consumer credit	3.95	5.23	1.03	—	9.35	2.0
MB Private Banking	3.95	5.23	1.03	1.50	10.84	2.0
MB Mid corporate	3.95	5.23	1.14	1.50	11.41	2.0
Polus Capital Management	4.14	5.23	1.23	3.20	13.78	2.0
RAM Active Investments	0.71	5.23	1.23	3.20	10.34	1.93
Messier et Associés	3.16	5.23	1.14	1.50	10.63	1.71
Arma Partners LLP	4.14	5.23	1.14	1.50	11.61	2.0

194 | Consolidated financial statements as at 30 June 2024

30 June 2023
		Equity risk				Expected
	Risk-free rate	premium	Beta 2y	Coefficient	Cost of equity	growth rate
CCGU	Rf	Erp	b	a	Ke	g
Consumer credit	4.08	5.06	1.13	—	9.79	2.0
MB Private Banking	4.08	5.06	1.04	1.50	10.85	2.0
MB Mid corporate	4.08	5.06	0.97	1.50	10.47	2.0
Polus Capital Management	4.31	5.06	1.15	3.20	13.32	2.0
RAM Active Investments	0.92	5.06	1.15	3.20	9.93	1.9
Messier et Associés	2.92	5.06	0.97	1.50	9.32	1.6

Compared to the previous year, the Cost of Equity of all CGUs, with the exception of the Consumer and Private Banking CGUs, was higher due to an increase in the Equity Risk Premium (approximately 20 bps) and the beta. Risk-free rates (calculated - in line with the previous year - as an average over 1 month at the impairment test date of the daily yields at maturity of the 10-year government benchmarks where the CGU being valued is located) remained at a high level despite restrictive monetary measures to contain inflation pursued by the main Central Banks, while suffering a slight drop; the risk-free rate in Italy went from 4.08% to 3.95%, while only for France there was an increase from 2.92% to 3.16%. With regard to the Equity Risk Premium, the reference for all the CGUs was the long-term historical average of the risk premiums observed in the US market (i.e. 5.23%) as representative of the premium associated with the global investment in the market stock. The Betas were all up except for the Consumer and Private Banking CGUs of Mediobanca, both of which stood at 1.03. Finally, the growth rate (g), equal to the expected long-term inflation rate in the countries of residence of the CGUs, was set at 2% for Italy and the UK, at 1.93% for Euro Area, and 1.71% for France.

The adoption of the valuation formula requires estimating the present value of the expected flows of each CGU beyond the explicit forecast period (the plan period) which defines the so-called Terminal Value. With regard to Terminal Value, it should be noted that it was obtained by capitalizing the average of distributable profits over the last two or three years of the Plan, which, on a prudential basis, was considered the value that best reflected a normalized cash flow that took into account the income prospects of individual CGUs according to an across-the-cycle approach. The only two exceptions were the Consumer CGU, for which the distributable profit in the last year of the Plan was used as it was lower than the average value, and by the CGU Messier & Associés, for which it was deemed appropriate to use the historical average in order to normalize the volatility of its business.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 195

All of the Group’s CGUs passed the impairment test as their value in use exceeded the carrying amount taking into account any account undertaken during the year.

This situation is borne out by the sensitivity analysis conducted on the following variables:

–	Cost of equity +/- 0.25%, with an overall increase and decrease of up to 50 bps;

–	Long-term growth rate +/- 0.20%, with an overall increase and decrease of up to 60 bps;

–	Flow distributable at terminal value +/-5%, with an overall increase and decrease of up to 10%;

Regarding the brands, valuations were newly made based on the royalty relief method, whereby the brand’s value is obtained from the discounted value of the income deriving from it, which in turn is estimated as the product of the royalty rate implied in the valuations of the respective brands made during the PPA process (Business Combinations under IFRS 3) and the value of the operating income. The terminal value of the Private Banking (€15.5m), RAM (€11.9m) and Messier et Associés (€17m) brands were confirmed.

Moreover, a further impairment test (referred to as Level 2 impairment test) was carried out by verifying whether the value in use of the various operating segments (Consumer Banking, Wealth Management and Corporate and Investment Banking), taking into account the allocation of all the corporate costs of the Holding Functions, was higher than the respective carrying amount, computed as the sum of absorbed regulatory capital integrated with goodwill and other allocated intangibles. The impairment test was passed by all three operating segments.

Lastly, an analysis of the fairness of the Group’s value - obtained as the sum of parts - and the stock market prices and target prices stated by financial analysts was conducted. With regard to the performance of stock market prices and the Price to Book value indicator, it should be noted that at the closing date of the financial year (30 June 2024) the stock was listed at €13.7, in line with the Group’s net equity per share.

* * *

196 | Consolidated financial statements as at 30 June 2024

SECTION 11

Assets heading 110 and liabilities heading 60: Tax assets and liabilities

11.1 Advance tax assets: breakdown

	Total	Total
	30 June 2024	30 June 2023
– Against Profit and Loss	383,359	493,245
– Against Net Equity	20,754	31,136
Total	404,113	524,381

All advance taxes qualifying as “ineligible” were subjected to a “probability test”, i.e. an annual assessment as to the probability of recovering them, taking into account whether they fall within the scope of the National Tax Consolidation of the companies to which they refer.

In this regard, it should be noted that:

–	the estimate of the forecast taxable income for the periods beyond the time horizon of individual business plans was made on a prudential basis, assuming the opening result to be substantially consistent with that of the previous financial year;

–	temporary decreases were examined by using the above period for decreases whose release period is governed by regulatory provisions, while a time horizon of 5 or 10 years was used for other cases depending on the type of item.

Taking into account the Group’s and the individual entities’ forward-looking plans, the above analyses confirmed the “probability of recovery” of such decreases while applying the prudential corrections described above and taking into account the large income-earning capacity demonstrated by the Group in its long history.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 197

	Total	Total
	30 June 2024	30 June 2023
A – Gross advance tax assets	404,113	524,381
Loan loss provisions (*)	242,217	341,798
Provisions for sundry risks and charges	15,194	20,531
Goodwill and other intangible assets (**)	99,787	106,198
Financial instruments recognized at FVOCI	22,367	30,935
Tax losses	1,029	582
Other	23,519	24,337
B – Offset by deferred tax liabilities	—	—
C – Net advance tax assets	404,113	524,381

(*)	Among other figures, this item includes: i) prepaid taxes recognized on write-downs and losses on loans to customers, which will be absorbed by 30 June 2029 according to the plan pursuant to Article 16 of Law-Decree No. 83/2015, as amended; ii) prepaid taxes recognized on the components allocated to the provision for expected credit losses upon IFRS 9 FTA, which will be absorbed in tenths by 30 June 2029.

(**)	This figure mainly includes goodwill redemptions on the Compass / Linea merger transaction (€93.3m), of which €15.3m pursuant to Article 176 of Presidential Decree No. 917/1986 and €78m in implementation of the provisions of Article 110 of Law-Decree No. 104/2020 with an amortization period of 18 years.

11.2 Deferred tax liabilities: breakdown

	Total	Total
	30 June 2024	30 June 2023 (*)
– Against Profit and Loss	280,972	286,804
– Against Net Equity	108,793	163,620
Total	389,765	450,424

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

11.3 Changes in advance tax during the period (against profit and loss)

	Total	Total
	30 June 2024	30 June 2023
1. Opening balance	493,245	559,819
2. Increases	23,950	18,432
2.1 Prepaid taxes recorded during the year	21,543	18,127
a) relating to prior years	—	—
b) due to changes in accounting policies	—	—
c) write-backs	—	—
d) other	21,543	18,127
2.2 New taxes or increases in tax rates	—	—
2.3 Other increases	2,407	305
3. Decreases	133,836	85,006
3.1 Prepaid taxes derecognized during the year	127,563	72,178
a) reversals	126,555	70,617
b) write-downs due to non-recoverable items	—	—
c) changes in accounting policies	—	—
d) other	1,008	1,561
3.2 Reductions in tax rates	—	—
3.3 Other decreases:	6,273	12,828
a) conversion into tax receivables pursuant to Italian Law No. 214/2011	—	—
b) other	6,273	12,828
4. Closing balance	383,359	493,245

198 | Consolidated financial statements as at 30 June 2024

11.4 Changes in prepaid taxes pursuant to Italian Law No. 214/11 (*)

	Total	Total
	30 June 2024	30 June 2023
1. Opening balance	342,562	400,281
2. Increases	—	—
3. Decreases	109,671	57,719
3.1 Reversals	103,474	49,384
3.2 Conversion into tax receivables deriving from:	—	—
a) losses for the year	—	—
b) tax losses	—	—
3.3 Other decreases	6,197	8,335
4. Closing balance	232,891	342,562

(*)	Italian Law-Decree No. 59 of 29 April 2016 on deferred tax assets pursuant to Italian Law No. 214/2011, as amended by Italian Law-Decree No. 237 of 23 December 2016, enacted with amendments as Law No. 15/2017, provides that in order to be able to retain the right to take advantage of the possibility of converting DTAs into tax credits, an irrevocable option must be specifically exercised, which involves payment of an annual instalment equal to 1.5% of the difference between the increase in advance tax assets at the reporting date since 30 June 2008 and the tax paid during the same period each year until 2029. Mediobanca has exercised this option in order to retain the possibility of converting DTAs for all companies adhering to the tax consolidation. No payment will be due in this respect, however, given that the payments made to the tax consolidation exceed the increase in DTAs recorded since 30 June 2008.

11.5 Changes in deferred taxes (against profit and loss)

	Total	Total
	30 June 2024	30 June 2023 (*)
1. Opening balance	286,804	302,098
2. Increases	10,110	1,092
2.1 Deferred taxes for the year	3,126	102
a) relating to prior years	—	—
b) due to changes in accounting policies	—	—
c) other	3,126	102
2.2 New taxes or increases in tax rates	—	—
2.3 Other increases	6,984	990
3. Decreases	15,942	16,386
3.1 Deferred taxes derecognized in the year	9,125	15,842
a) reversals	4,744	14,780
b) due to changes in accounting policies	—	—
c) other	4,381	1,062
3.2 Reductions in tax rates	—	—
3.3 Other decreases	6,817	544
4. Closing balance	280,972	286,804

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 199

11.6 Changes in prepaid taxes during the period (against net equity) (*)

	Total	Total
	30 June 2024	30 June 2023
1. Opening balance	31,136	37,148
2. Increases	87,373	161,046
2.1 Prepaid taxes recorded during the year	87,173	160,947
a) relating to prior years	—	—
b) due to changes in accounting policies	—	—
c) other	87,173	160,947
2.2 New taxes or increases in tax rates	—	—
2.3 Other increases	200	99
3. Decreases	97,755	167,058
3.1 Prepaid taxes derecognized during the year	97,568	165,537
a) reversals	97,020	164,409
b) write-downs due to non-recoverable items	—	—
c) due to changes in accounting policies	—	—
d) other	548	1,128
3.2 Reductions in tax rates	—	—
3.3 Other decreases	187	1,521
4. Closing balance	20,754	31,136

(*) Tax deriving from cash flow hedges and valuations of financial instruments recognized at Fair Value through Other Comprehensive Income.

11.7 Changes in deferred taxes (against net equity)

	Total	Total
	30 June 2024	30 June 2023 (*)
1. Opening balance	163,620	100,421
2. Increases	169,921	147,139
2.1 Deferred taxes for the year	161,078	135,086
a) relating to prior years	—	—
b) due to changes in accounting policies	86	—
c) other	160,992	135,086
2.2 New taxes or increases in tax rates	—	—
2.3 Other increases	8,843	12,053
3. Decreases	224,748	83,940
3.1 Deferred taxes derecognized in the year	224,407	78,079
a) reversals	224,407	78,079
b) due to changes in accounting policies	—	—
c) other	—	—
3.2 Reductions in tax rates	—	—
3.3 Other decreases	341	5,861
4. Closing balance	108,793	163,620

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

200 | Consolidated financial statements as at 30 June 2024

SECTION 12

Assets heading 120 and Liability heading 70: Non-current assets and asset groups held for sale and related liabilities

12.1	Non-current assets and disposal groups classified as held for sale: breakdown by asset type

	30 June 2024	30 June 2023
A. Assets held for sale
A.1 Financial assets	—	242,164
A.2 Equity investments	—	—
A.3 Tangible assets	—	105
of which: obtained by enforcement of collateral	—	—
A.4 Intangible assets	—	195
A.5 Other non-current assets	—	9,523
Total (A)	—	251,987
of which carried at cost	—	251,987
of which designated at Fair Value - level 1	—	—
of which designated at Fair Value - level 2	—	—
of which designated at Fair Value - level 3	—	—
C. Liabilities associated with assets held for sale
C.1 Debts	—	2,149
C.2 Securities	—	—
C.3 Other liabilities	—	5,985
Total (C)	—	8,134
of which carried at cost	—	8,134
of which designated at Fair Value - level 1	—	—
of which designated at Fair Value - level 2	—	—
of which designated at Fair Value - level 3	—	—

The figure at 30 June 2023 regarded the assets and liabilities of the subsidiary Revalea S.p.A., the sale of which was concluded in October 2023 and with which financing positions expiring in 2027 were kept in progress.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 201

SECTION 13

Heading 130: Other assets

13.1 Other assets: breakdown

	30 June 2024	30 June 2023 (*)
1. Gold, silver and precious metals	695	695
2. Accrued income other than capitalized income on the related assets	70,009	71,130
3. Trade receivables or invoices to be issued	315,625	237,258
4. Amounts due from tax revenue authorities (not recorded under Heading 110)	380,295	351,639
5. Other items:	401,369	254,811
– bills for collection	240,727	69,933
– amounts due in respect of premiums, grants, indemnities, and other items in respect of lending transactions	7,692	23,986
– advance payments on deposit commissions	2,447	2,475
– other items in transit	85,149	87,850
– sundry other items (1)	65,354	70,567
Total other assets	1,167,993	915,533

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

(1)	This includes accrued income.

This item, as required by the Bank of Italy/Consob/IVASS Document No. 9,(52) includes tax credits (eco-bonuses) recorded in the financial statements in compliance with the so-called Group tax ceiling. The book value was €152m (€185m as at 30 June 2023); in detail, purchases during the calendar year 2023 amounted to €20m, while receivables offset against tax liabilities of the individual entities amounted to €59m. The nominal value as at 30 June 2024 was €165m, of which €121m referable to the ‘Superbonus 110’ discount pursuant to Article 119 of Law-Decree No. 34/2020, which may be offset in the next 3 years.

(52)	The Bank of Italy/Consob/Ivass Document No. 9 - Coordination table between the Bank of Italy, Consob and IVASS for the purpose of adopting the IAS/IFRS Accounting treatment of tax credits connected with the “Cura Italia” and “Rilancio” Law-Decrees purchased following the transfer by the direct beneficiaries or previous purchasers indicates the item “Other assets” as the most appropriate to receive the tax credits referred to in the “Cura Italia” and “Rilancio” Law-Decrees.

202 | Consolidated financial statements as at 30 June 2024

Liabilities

SECTION 1

Heading 10: Financial liabilities measured at amortized cost

1.1	Financial liabilities measured at amortized cost: product breakdown of amounts due to banks

		Total				Total
	30 June 2024				30 June 2023
	Carrying	Fair Value			Carrying	Fair Value
Transaction Type/Values	amount	Level 1	Level 2	Level 3	amount	Level 1	Level 2	Level 3
1. Due to Central Banks	1,313,202	X	X	X	5,634,137	X	X	X
2. Amounts due to banks	9,648,913	X	X	X	7,640,952	X	X	X
2.1 Current accounts and demand deposits	278,565	X	X	X	268,655	X	X	X
2.2 Term deposits	16,493	X	X	X	68,864	X	X	X
2.3 Loans	9,331,957	X	X	X	7,125,681	X	X	X
2.3.1 Repos	5,342,646	X	X	X	3,467,320	X	X	X
2.3.2 Other	3,989,311	X	X	X	3,658,361	X	X	X
2.4 Liabilities in respect of equity commitments to repurchase own instruments	—	X	X	X	—	X	X	X
2.5 Lease liabilities (1)	745	X	X	X	228	X	X	X
2.6 Other liabilities	21,153	X	X	X	177,524	X	X	X
Total	10,962,115	—	10,962,115	—	13,275,089	—	13,275,089	—

(1)	This item includes obligations in respect of payment of future leasing instalments as required by IFRS 16 and Bank of Italy circular no. 262 – VI Update.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 203

1.2 Financial liabilities measured at amortized cost: composition of due to customers

	Total 30 June 2024				Total 30 June 2023
		Fair Value				Fair Value
Transaction Type/Values	Book value	Level 1	Level 2	Level 3	Book value	Level 1	Level 2	Level 3
1. Current accounts and on demand deposits	18,725,078	X	X	X	17,795,987	X	X	X
2. Term deposits	10,290,506	X	X	X	11,712,096	X	X	X
3. Loans	4,792,458	X	X	X	649,255	X	X	X
3.1 Repos	4,754,334	X	X	X	614,310	X	X	X
3.2 Other	38,124	X	X	X	34,945	X	X	X
4. Liabilities in respect of commitments to repurchase own equity instruments	—	X	X	X	—	X	X	X
5. Lease liabilities (1)	212,155	X	X	X	216,381	X	X	X
6. Other liabilities (2)	84,351	X	X	X	376,883	X	X	X
Total	34,104,548	—	34,104,548	—	30,750,602	—	30,750,602	—

(1)	This item includes obligations in respect of payment of future leasing instalments as required by IFRS 16 and Bank of Italy circular no. 262 – VI Update.

(2)	The item included liabilities related to the purchase of MBFACTA’s unfunded loans.

1.3 Financial liabilities measured at amortized cost: composition of debt securities in issue

	30 June 2024				30 June 2023
	Carrying	Fair Value (*)			Carrying	Fair Value (*)
Type of security/Values	amount	Level 1	Level 2	Level 3	amount	Level 1	Level 2	Level 3
A. Securities
1. bonds	24,015,355	1,403,249	22,638,329	—	19,875,779	1,038,611	18,586,665	—
1.1 structured	4,068,358	—	4,082,184	—	2,999,458	—	3,005,730	—
1.2 other	19,946,997	1,403,249	18,556,146	—	16,876,321	1,038,611	15,580,935	—
2. other securities	1,239,545	—	1,206,575	33,072	1,001,596	—	740,103	261,493
2.1 structured	—	—	—	—	—	—	—	—
2.2 other	1,239,545	—	1,206,575	33,072	1,001,596	—	740,103	261,493
Total	25,254,900	1,403,249	23,844,904	33,072	20,877,375	1,038,611	19,326,768	261,493

(*)	Fair Value amounts are shown after deducting issuer risk, which at 30 June 2024 suggested a capital gain of €204.3m (€156.4m as at 30 June 2023).

Bonds increased from €19.9bn to €24bn after new issues of €7.3bn covered by redemptions and repurchases of €3.5bn (realizing gains of €1.1m), to which other increases of €0.4bn (exchange rate adjustment, amortized cost and effect of hedges) should be added.

The bonds in issue include €2.2bn (nearly all of which issued by the subsidiary Mediobanca International and guaranteed by the parent company) related to arbitrage strategies leveraging derivative basis indexes (skew) mainly linked to credit derivatives and commodity derivatives and, to a lesser extent, to interest rate arbitrage, inflation, and equity risk (underlying transaction). All

204 | Consolidated financial statements as at 30 June 2024

these issues involve payment of interest in the form of a coupon (including a premium – extra yield) and full repayment of capital at maturity. In case of the subscriber opting for early repayment, the issuer has the faculty, at its discretion, to choose a repayment price that takes into account the current Fair Value including that of the underlying transactions. As required by para. 4.3.3 of IFRS 9, the embedded derivative, identified by the right to include the arbitrage value within the repayment price, has been separated by the obligation measured at amortized cost and booked at Fair Value of underlying transactions through profit or loss.

1.4 Breakdown of subordinated debt securities

“Debt securities in issue” include the following six subordinated Tier 2 issues, for a total of €1,678,987. During the financial year, a subordinated loan of €300m was issued with a 10-year maturity at a mixed rate (fixed 5.25% until 22/4/2029 and variable EUSA 5Y+2.75 until maturity).

	30 June 2024
Issue	ISIN code	Nominal Value	Book Value
MB SUBORDINATO TV with min 3% 2025	IT0005127508	499,265	502,866
MB SUBORDINATO 3.75% 2026	IT0005188351	298,478	282,763
MB SUBORDINATO 1.957% 2029	XS1579416741	50,000	50,850
MB SUBORDINATO 2.3% 2030	XS2262077675	249,750	237,977
MB SUBORDINATO TF 10Y Callable	XS2577528016	299,500	305,250
MB SUBORDINATO 5.25 22 APR 2034	IT0005580573	299,800	299,280
Total subordinated securities		1,696,793	1,678,987

1.6 Lease liabilities

Amounts due under leases are calculated by applying the criteria set forth in IFRS 16.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 205

SECTION 2

Heading 20: Trading financial liabilities

2.1 Trading financial liabilities: product breakdown

	30 June 2024					30 June 2023
	Nominal or notional	Fair Value			Fair	Nominal or notional	Fair Value			Fair
Transaction Type/Values	value	Level 1	Level 2	Level 3	Value (*)	value	Level 1	Level 2	Level 3	Value (*)
A. Cash liabilities
1. Amounts due to banks	1,744,377	1,696,621	3,688	—	1,700,309	42,854	34,173	10,552	—	44,725
2. Due to customers (1)	3,337,805	3,216,770	33,759	—	3,250,529	4,160,964	4,085,164	205	—	4,085,369
3. Debt securities	—	—	—	—	—	—	—	—	—	—
3.1 Bonds	—	—	—	—	—	—	—	—	—	—
3.1.1 Structured	—	—	—	—	X	—	—	—	—	X
3.1.2 Other bonds	—	—	—	—	X	—	—	—	—	X
3.2 Other securities	—	—	—	—	—	—	—	—	—	—
3.2.1 Structured	—	—	—	—	X	—	—	—	—	X
3.2.2 Other	—	—	—	—	X	—	—	—	—	X
Total (A)	5,082,182	4,913,391	37,447	—	4,950,838	4,203,818	4,119,337	10,757	—	4,130,094
B. Derivative instruments
1. Financial derivatives (2)	—	883,298	3,183,440	98,311	—	—	848,671	3,739,098	302,426	—
1.1 Trading	X	883,298	3,183,382	98,311	X	X	848,671	3,739,040	302,426	X
1.2 Related to the Fair Value option	X	—	—	—	X	X	—	—	—	X
1.3 Other	X	—	58	—	X	X	—	58	—	X
2. Credit derivatives	—	—	387,743	1,080	—	—	—	416,383	—	—
2.1 Trading	X	—	387,743	1,080	X	X	—	416,383	—	X
2.2 Related to the Fair Value option	X	—	—	—	X	X	—	—	—	X
2.3 Other	X	—	—	—	X	X	—	—	—	X
Total (B)	X	883,298	3,571,183	99,391	X	X	848,671	4,155,481	302,426	X
Total (A+B)	X	5,796,689	3,608,630	99,391	X	X	4,968,008	4,166,238	302,426	X

(*)	Fair Value computed by excluding variations due to changes in the issuer’s credit score following the date of emission.
(1)	This item contained some transactions reclassified in liability item 30.
(2)	This includes €41k (€798k in June 2023) for options traded, matching the amount recorded among assets held for trading.

206 | Consolidated financial statements as at 30 June 2024

SECTION 3

Heading 30: Financial liabilities designated at Fair Value

3.1 Financial liabilities designated at Fair Value: product breakdown

	Total 30 June 2024					Total 30 June 2023
	Nominal	Fair Value			Fair	Nominal	Fair Value			Fair
Transaction Type/Values	value	Level 1	Level 2	Level 3	Value(*)	value	Level 1	Level 2	Level 3	Value (*)
1. Amounts due to banks	—	—	—	—	—	—	—	—	—	—
1.1 Structured	—	—	—	—	X	—	—	—	—	X
1.2 Other	—	—	—	—	X	—	—	—	—	X
of which:						—
– loan commitments	—	X	X	X	X	—	X	X	X	X
– financial guarantees issued	—	X	X	X	X	—	X	X	X	X
2. Due to customers	1,269,999	—	1,168,714	—	1,168,714	—	—	—	—	—
2.1 Structured	1,269,999	—	1,168,714	—	X	—	—	—	—	X
2.2 Other	—	—	—	—	X	—	—	—	—	X
of which:					—
– loan commitments	—	X	X	X	X	—	X	X	X	X
– financial guarantees issued	—	X	X	X	X	—	X	X	X	X
3. Debt securities	3,092,613	—	2,690,192	380,293	3,070,485	1,679,786	—	1,540,419	40,537	1,580,956
3.1 Structured	3,011,665	—	2,608,292	380,293	X	1,679,786	—	1,540,419	40,537	X
3.2 Other	80,948	—	81,900	—	X	—	—	—	—	X
Total	4,362,612	—	3,858,906	380,293	4,239,199	1,679,786	—	1,540,419	40,537	1,580,956

(*)	Fair Value computed by excluding variations due to changes in the issuer’s credit score following the date of emission.

The item Financial liabilities designated at Fair Value increased from €1,580.9m to €4,239.2m following the reclassification of some transactions previously recorded under liability item 20 (€1,168.7m) in addition to the new operations in certificates (400 new issues for a value of €1,417.4m, including €590.6m credit linked and €798.8m with underlying shares and €28m rate).

At 30 June, the total amount of certificates stood at €2,888.9m (€883m at 30 June 2023), including €1,145.1m credit linked and €1,715.8m equity (€607m and €272m, respectively); this segment is completed by interest rate positions of €28m. Positions classified as level 3 amounted to €380.3m, which includes €39.8m in reference to zero recovery credit-linked products and €275m to autocallable equity.

This operation is in addition to the delta-one products (without Mediobanca risk) in place for €644.6m (€596.3m); finally, paper issues of €181.6m, which includes €70.6m callable, should be added.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 207

SECTION 4

Heading 40: Hedging derivatives

4.1 Hedging derivatives: by hedge type and level

	30 June 2024				30 June 2023
	Fair Value			Nominal	Fair Value			Nominal
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
A. Financial derivatives	—	1,431,642	—	46,968,086	—	2,069,542	—	49,729,652
1) Fair Value	—	1,430,774	—	46,938,086	—	2,068,723	—	49,699,652
2) Cash flow	—	868	—	30,000	—	819	—	30,000
3) Foreign
investments	—	—	—	—	—	—	—	—
B. Credit derivatives	—	—	—	—	—	—	—	—
1) Fair Value	—	—	—	—	—	—	—	—
2) Cash flow	—	—	—	—	—	—	—	—
Total	—	1,431,642	—	46,968,086	—	2,069,542	—	49,729,652

4.2 Hedging derivatives: by portfolio hedged and hedge type

	Fair Value							Cash flows		Foreign
	Specific						Generic	Specific	Generic	investments
Transaction/Type of hedge	debt securities and interest rates	equity securities and stock indexes	Currencies and gold	credit	commodities	Other
1. Financial assets measured at Fair Value through other comprehensive income	—	—	—	—	X	X	X	—	X	X
2. Financial assets measured at amortized cost	58,642	X	—	—	X	X	X	—	X	X
3. Portfolio	X	X	X	X	X	X	—	X	—	X
4. Other transactions	—	—	—	—	—	—	X	—	X	—
Total assets	58,642	—	—	—	—	—	—	—	—	—
1.Financial Liabilities	1,372,132	X	—	—	—	—	X	868	X	X
2. Portfolio	X	X	X	X	X	X	—	X	—	X
Total liabilities	1,372,132	—	—	—	—	—	—	868	—	—
1.Expected transactions	X	X	X	X	X	X	X	—	X	X
2.Financial assets and liabilities portfolio	X	X	X	X	X	X	—	X	—	—

208 | Consolidated financial statements as at 30 June 2024

SECTION 6

Heading 60: Tax liabilities

Please see asset section 11.

SECTION 7

Heading 70: Liabilities associated to assets held for sale

Please see asset section 12.

SECTION 8

Heading 80: Other liabilities

8.1 Other liabilities: breakdown

	30 June 2024	30 June 2023 (*)
1. Working capital payables and invoices pending receipt	345,606	338,827
2. Amounts due to revenue authorities	177,766	78,426
3. Amounts due to staff	295,225	300,129
4. Other items	669,830	333,131
– bills for collection	35,426	24,838
– coupons and dividends pending collection	71,072	3,557
– available sums payable to third parties	435,897	90,300
– premiums, grants, and other items in respect of lending transactions	18,508	20,552
– sundry items (1)	108,927	193,884
Total other liabilities	1,488,427	1,050,513

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

(1)	This includes the liability in respect of the put-and-call agreements relating to Polus Capital, RAM AI and MA.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 209

SECTION 9

Heading 90: Provision for statutory end-of-service payments

9.1 Provision for statutory end-of-service payments: changes during the period

	Total	Total
	30 June 2024	30 June 2023
A. Balance at start of period	20,584	21,969
B. Increases	12,802	9,826
B.1 Provision for the year	6,063	7,750
B.2 Other changes	6,739	2,076
- of which, business combinations	—	—
C. Decreases	12,941	11,211
C.1 End-of-service payments	2,523	2,120
C.2 Other changes (1)	10,418	9,091
- of which, business combinations	—	—
D. Balance at end of period	20,445	20,584
Total	20,445	20,584

(1) This includes €3,310 in transfers to external, defined contribution pension schemes (€5,255 at 30 June 2023).

The Provision for statutory end-of-service payments concerns Group companies residing in Italy; for a detailed explanation of the accounting standards adopted, please refer to Part A – Accounting policies.

9.2 Other information

The provision for statutory end-of-service payments is configured as a defined benefit plan; the actuarial model used is based on various demographic and economic assumptions. For some of the assumptions used, reference has been made directly to the Group’s own experience (e.g. estimates of disability incidence, frequency of early retirement, annual increase in rate of remuneration, frequency with which advance withdrawals from the provision are requested, etc.), while for the others, account has been taken of the relevant best practice (e.g. the mortality rate has been determined using the IPS55 life tables, whereas the retirement age has been determined taking into account the most recent legislation in this area); for the discount rate, the iBoxx Eurozone Corporate AA index as at 30 June 2024 has been used for similar companies to those being valued (equal to 3.47%, compared with 3.67% at end-June 2023), while the inflation rate is 2%.

210 | Consolidated financial statements as at 30 June 2024

SECTION 10

Heading 100: Provisions for risks and charges

10.1 Provisions for risks and charges: breakdown

Items/Components	30 June 2024	30 June 2023
1. Provisions for credit risk related to commitments and financial guarantees given	20,791	21,581
2. Provision to other commitments and other guarantees issued	605	585
3. Company retirement plans	—	—
4. Other provisions for risks and charges	116,295	138,961
4.1 legal and tax disputes	—	—
4.2 obligations for employees	16,932	28,235
4.3 other	99,363	110,726
Total	137,691	161,127

IAS37 requires provisions to be set aside in cases where there is an obligation, whether actual, legal or implicit, the amount of which may be reliably determined and the resolution of which is likely to entail a cash outflow for the company. The amount of the provision is determined from the best estimate, based on experience of similar operations or the opinion of independent experts. The provisions are revised on a regular basis in order to reflect the best current estimate.

As at 30 June, the item “Provisions for risks and charges” amounted to €137.7m (down compared to €161.1m in the previous year) with the component of commitments and guarantees issued decreasing from €21.6m to €20.8m. The component “Other provisions for risks and charges” dropped from €139m to €116.3m: the personnel portion, a large part of which had been set aside in the previous year to encourage turnover, was reduced from €28.2m to €16.9m after withdrawals during the year under review (€13.9m, which includes €8.2m Mediobanca and €5.7m Compass); the portion to cover legal/tax disputes and other liabilities went from €110.7m to €99.4m after transfers of €11m to the profit and loss account in light of the trend in ongoing legal/tax disputes.

The stock at the end of the year was divided as follows: Mediobanca €51.8m (€67.3m), Mediobanca Premier €30.9m (€32m), Compass €19.9m (€29m), SelmaBPM €7.3m (€6.1m), CMB Monaco €2.6m (€2.2m), and other companies €3.7m (€2.3m).

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 211

With reference to the main legal proceedings, the following should be noted:

–	with reference to the dispute regarding the reimbursement of charges following early debt repayment (the Lexitor case), it should be noted that in Official Journal No. 186 of 10 August 2023, two regulatory provisions were published with two slightly different versions of the reformulation of the “Sostegni-Bis” Decree rule declared unconstitutional: in particular, Law No. 103/23 excluded the non-restitution of up-front costs in the event of early loan repayment, while Law-Decree No. 104/23, Article 27, does not contain such an express provision. On 9 October 2023, Law No. 136/23 was published, which enacted Legislative Decree Mo. 104 without making any amendments to the aforementioned Article 27. With reference to early terminations prior to the date of publication of Ruling 263/2022 (22 December 2022), the Bank continued to reimburse upfront charges upon written request from the customers, also when managing out-of-court and judicial disputes, using the risk provisions set aside in previous years to cover this contingent liability. This provision, which amounted to €13.2m at 30 June 2023, stood at €10.2m at 30 June 2024;

–	with regard to disputes related to the hiring of bankers and financial advisors and to the indemnity policy, the current provision is equal to €15.6m (€14.7m).

With regard to disputes pending with the Italian Tax Authorities, the following should be noted:

–	with reference to the alleged failure to apply transparency tax rules as required by the legislation on Controlled Foreign Companies (CFC) on income earned by CMB Monaco and CMG Monaco in the three financial years 2013, 2014 and 2015 (for a total of €53.7m in disputed taxes, plus penalties and interest), three disputes were pending against the tax authorities. In detail, in the dispute relating to financial year 2013/2014 (2013 profits, tax of €21.3m, plus penalties and interest) and in the combined disputes relating to financial years 2014/2015 and 2015/2016 (respectively 2014 and 2015 profits for a total tax of €32.5m, plus penalties and interest), the Bank won the first and second instances of judgement. With regard to the first year, a hearing before the Supreme Court is pending; with regard to the combined years, on 18 June last, the Italian Revenue Agency notified an appeal before the Court of Cassation, against which Mediobanca filed a counter-appeal on 12 July;

212 | Consolidated financial statements as at 30 June 2024

–	with reference to Mediobanca’s alleged failure to withhold taxes from interest paid in the context of a secured financing transaction between the financial years 2014/2015 and 2017/2018 (for a total of €8.1m, plus penalties and interest), the filing of the ruling for 2014 is pending with regard to the first two years after losing the first instance of judgement, while with regard to 2015, following the Bank’s victory in the second instance, on 10 April last the second instance Court administration certified that the ruling had become final as the terms for filing the appeal before the Court of Cassation had expired; in the meantime, with regard to the third year, following the Bank’s victory in the first instance, the Italian Revenue Agency notified an appeal on 14 May last, against which the Bank filed a counter-appeal; the session to hear the case was set for 8 November next. Finally, with regard to the last disputed year, a hearing was held on 22 April and the ruling is pending.

In addition to the foregoing, the pending disputes at 30 June were as follows:

–	two minor disputes relating to failure to reimburse interest accrued on VAT credits in leasing transactions (for a value of just under €3m);

–	six disputes involving direct and indirect tax of minor amounts and at different stages of the ruling process, involving a total certified amount of €1.1m in tax.

Finally, with regard to the proceedings initiated before the District Court of California, pursuant to the so-called “RICO” law (Racketeer Influenced and Corrupt Organizations Act), in which CMB Monaco was involved, it should be noted that last June 13 the Court acknowledged CMB Monaco’s withdrawal from the proceedings without financial loss, with the preclusion of any further action in any jurisdiction.

The provisions for risks and charges set aside in the financial statements adequately cover the amount mentioned above.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 213

10.2 Provisions for risks and charges: changes during the period

	Provision		Other
	to other		provisions	Other
	commitments		for risks and	provisions
	and other		charges:	for risks and
	guarantees	Retirement	Obligations for	charges:
	issued	plans	employees	Other	Total
A. Balance at start of period	585	—	28,235	110,726	139,546
B. Increases	60	1,009	2,500	23,994	27,563
B.1 Provision for the year	60	1,009	2,500	16,430	19,999
B.2 Changes due to the passage of time	—	—	—	—	—
B.3 Changes due to discount rate differences	—	—	—	—	—
B.4 Other changes	—	—	—	7,564	7,564
of which business combinations	—	—	—	—	—
C. Decreases	40	1,009	13,803	35,357	50,209
C.1 Use during the year	40	—	8,143	31,677	39,860
C.2 Changes due to discount rate differences	—	690	—	—	690
C.3 Other changes	—	319	5,660	3,680	9,659
of which business combinations	—	—	—	—	—
D. Balance at end of period	605	—	16,932	99,363	116,900

10.3 Provisions for credit risk related to commitments and financial guarantees given

	Provisions for credit risk related to commitments and financial guarantees issued
	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets	Total
Loan commitments	15,285	2,479	602	—	18,366
Financial guarantees given	2,250	175	—	—	2,425
Total	17,535	2,654	602	—	20,791

10.5 Defined benefit company retirement pension schemes

This refers to the defined benefit company retirement pension scheme operated by Caisse Bâloise on behalf of RAM AI staff as required by Swiss law. The provision is subject to actuarial quantification by an independent actuary using the Projected Unit Credit Method.(53)  The current value of the liability is adjusted by the Fair Value of any assets to be used under the terms of such plan.

In particular, the “technical” surplus encountered for the first time in June 2022 persisted in the year under review, albeit decreasing, and it led to an

(53)	This method involves future outflows being projected on the basis of historical statistical analysis and the demographic curve, and then being discounted based on market interest rates.

214 | Consolidated financial statements as at 30 June 2024

adjustment pursuant to IFRIC 14(54)  in the same amount and a derecognition of the net liability.

The following Table shows the breakdown of the net defined benefit obligation as at the most recent reporting date (30 June 2024):

	CHF/1000		EUR/1000
IAS 19 Net obligation	30 June 2024	30 June 2023	30 June 202	30 June 2023
Present value of defined benefit obligation	(17,692)	(13,267)	(18,364)	(13,554)
Present value of assets servicing the fund	17,806	14,562	18,483	14,877
Surplus/(deficit)	115	1,295	119	1,323
IFRIC14 adjustment	(115)	(1,295)	(119)	(1,323)
Net accounting (liability)/asset	—	—	—	—

A sensitivity analysis is performed on the DBO to measure its sensitivity to changes in the main assumptions adopted.

SECTION 11

Heading 110: Insurance Liabilities

Starting on 1 July 2023, insurance assets and liabilities were recognized according to the new accounting standard IFRS 17. The data at 30 June 2024 were compared with the data modified at 30 June 2023.

As required by the eighth update to Circular No. 262/2005 of the Bank of Italy, this section contains the tables required by Resolution No. 121 of 7 June 2022 updating decisions issued by IVASS under ISVAP Regulation No. 7 of 13 July 2007 in order to incorporate the new rules introduced by accounting standard IFRS17 on insurance contracts.

(54)	Paragraph 64 of IAS 19 limits the measurement of an asset serving a defined benefit plan to the lower of the surplus in the defined benefit plan and the asset ceiling. Paragraph 8 of IAS 19 defines the asset ceiling as ‘the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan’. Questions arose in regard of the time in which the refunds or reductions in future contributions should be considered available. Under IFRIC 14, the IASB provided the required clarifications by establishing that an entity must determine the availability of a refund or a reduction in future contributions in compliance with the terms and conditions of the plan and the statutory provisions applicable in the jurisdiction in which the plan is in operation. In the case at issue, the independent expert did not find that a right to a refund had arisen for the employees as the amount consisted in a surplus that did not derive from “operational” changes to the fund generating a better economic condition but from changes in valuation rates that had an impact on “Actuarial Gains and Losses” resulting in the reduction and cancellation of the liability without recognizing an asset.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 215

11.2	Trend in the book value of insurance contracts issued – Premium Allocation Approach (PAA) – liabilities for residual coverage and for claims incurred – Motor Non-Life Segment

30 June 2024

	Liabilities for residual		Liabilities for
	coverage		claims incurred
Items/Liabilities	after Loss	Loss	Current value of cash flow	Adjustment for financial risk	Total
A. initial recognition book value
1. Insurance contracts issued that constitute liabilities	—	—	—	—	—
2. Insurance contracts issued that constitute assets	—	—	—	—	—
3. Net book value at 1 July	86,787	—	9,507	—	96,294
B. Insurance revenues	(30,851)	—	—	—	(30,851)
C. Costs for insurance services
1. Claims incurred and other directly attributable costs	—	—	4,416	340	4,756
2. Changes in liabilities for claims incurred	—	—	1,821	(316)	1,505
3. Losses and related recoveries on contracts for consideration	—	—	—	—	—
4. Amortization of contract acquisition costs	3,225	—	—	—	3,225
5. Total	3,225	—	6,237	24	9,486
D. Income (expense) from insurance services (B+C)	(27,626)	—	6,237	24	(21,365)
E. Net financial costs/revenues
1. Relating to insurance contracts issued	—	—	143	—	143
1.1 Recorded through profit or loss	—	—	143	—	143
1.2 Recorded through other comprehensive income	—	—	—	—	—
2. Effects associated with changes in exchange rates	—	—	—	—	—
3. Total	—	—	143	—	143
F. Investment components	—	—	—	—	—
G. Total amount of changes recorded through profit or loss and other comprehensive income (D+E+F)	(27,626)	—	6,380	24	(21,222)
H. Other changes	—	—	—	—	—
I. Cash handling
1. Premiums collected	21,877	—	—	—	21,877
2. Payments in connection with contracts acquisition costs	(1,786)	—	—	—	(1,786)
3. Claims paid and other cash outflows	—	—	(5,398)	—	(5,398)
4. Total	20,091	—	(5,398)	—	14,693
L. Net book value at 30 June (A.3+G+H+I.4)	79,252	—	10,489	24	89,765
M. Final book value
1. Insurance contracts issued that constitute liabilities	79,252	—	10,489	24	89,765
2. Insurance contracts issued that constitute assets	—	—	—	—	—
3.Net book value at 30 June 2024	79,252	—	10,489	24	89,765

216 | Consolidated financial statements as at 30 June 2024

30 June 2023
	Liabilities for residual coverage		Liabilities for claims incurred
Items/Liabilities	after Loss	Loss	Current value of cash flow	Adjustment for financial risk	Total
A. initial recognition book value
1. Insurance contracts issued that constitute liabilities	—	—	—	—	—
2. Insurance contracts issued that constitute assets	—	—	—	—	—
3. Net book value at 1 July	91,766	—	10,646	—	102,412
B. Insurance revenues	(35,536)	—	—	—	(35,536)
C. Costs for insurance services
1. Claims incurred and other directly attributable costs	—	—	4,188	—	4,188
2. Changes in liabilities for claims incurred	—	—	(1,358)	—	(1,358)
3. Losses and related recoveries on contracts for consideration	—	—	—	—	—
4. Amortization of contract acquisition costs	3,729	—	—	—	3,729
5. Total	3,729	—	2,830	—	6,559
D. Income (expense) from insurance services (B+C)	(31,807)	—	2,830	—	(28,977)
E. Net financial costs/revenues
1. Relating to insurance contracts issued	—	—	219	—	219
1.1 Recorded through profit or loss	—	—	219	—	219
1.2 Recorded through other comprehensive income	—	—	—	—	—
2. Effects associated with changes in exchange rates	—	—	—	—	—
3. Total	—	—	219	—	219
F. Investment components	—	—	—	—	—
G. Total amount of changes recorded through profit or loss and other comprehensive income (D+E+F)	(31,807)	—	3,049	—	(28,758)
H. Other changes	—	—	—	—	—
I. Cash handling	—	—	—	—	—
1. Premiums collected	30,091	—	—	—	30,091
2. Payments in connection with contracts acquisition costs	(3,263)	—	—	—	(3,263)
3. Claims paid and other cash outflows	—	—	(4,188)	—	(4,188)
4. Total	26,828	—	(4,188)	—	22,640
L. Net book value at 30 June (A.3+G+H+I.4)	86,787	—	9,507	—	96,294
M. Final book value
1. Insurance contracts issued that constitute liabilities	86,787	—	9,507	—	96,294
2. Insurance contracts issued that constitute assets	—	—	—	—	—
3.Net book value at 30 June 2023	86,787	—	9,507	—	96,294

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 217

11.7	Insurance contracts issued - Management of claims before reinsurance - Non-Life segment

30 June 2024
	Year
	30 June	30 June	30 June	30 June	30 June	30 June	30 June	30 June	30 June
Claims/Time bands	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
A. Cumulative claims paid and other directly attributable costs paid
1. At the end of the year of occurrence	—	—	—	—	—	—	—	—	1,060	X
2. One year later	—	—	—	—	—	—	—	5,246	X	X
3. Two years later	—	—	—	—	—	—	786	X	X	X
4. Three years later	—	—	—	—	—	180	X	X	X	X
5. Four years later	—	—	—	—	89	X	X	X	X	X
6. Five years later	—	—	—	41	X	X	X	X	X	X
7. Six years later	—	—	32	X	X	X	X	X	X	X
8. Seven years later	—	28	X	X	X	X	X	X	X	X
9. Eight years later	3	X	X	X	X	X	X	X	X	X
10. Nine years later	X	X	X	X	X	X	X	X	X	X
Total cumulative claims paid and other directly attributable costs paid (Total A)	3	28	32	41	89	180	786	5,246	1,060	7,465
B. Estimate of final cost of cumulative claims (before reinsurance and not discounted)
1. At the end of the year of occurrence	—	—	—	—	—	—	—	—	—	X
2. One year later	—	—	—	—	—	—	—	—	X	X
3. Two years later	—	—	—	—	—	—	—	X	X	X
4. Three years later	—	—	—	—	—	—	X	X	X	X
5. Four years later	—	—	—	—	—	X	X	X	X	X
6. Five years later	—	—	—	—	X	X	X	X	X	X
7. Six years later	—	—	—	X	X	X	X	X	X	X
8. Seven years later	—	—	X	X	X	X	X	X	X	X
9. Eight years later	—	X	X	X	X	X	X	X	X	X
10. Nine years later	X	X	X	X	X	X	X	X	X	X
Estimate of final cost of cumulative claims, not discounted, at the reporting date (Total B)	—	—	—	—	—	—	—	—	—	—
C. Gross liabilities for claims incurred, not discounted - year of occurrence from T to T9 (Total B - Total A)	(3)	(28)	(32)	(41)	(89)	(180)	(786)	(5,246)	(1,060)	(7,465)
D. Gross liabilities for claims incurred, not discounted - years prior to T-9	X	X	X	X	X	X	X	X	X	—
E. Discounting effect	X	X	X	X	X	X	X	X	X	—
E. Effect of adjustment for non-financial risks	X	X	X	X	X	X	X	X	X	—
G. Gross liabilities for claims incurred in regard of insurance contracts issued	X	X	X	X	X	X	X	X	X	—

218 | Consolidated financial statements as at 30 June 2024

30 June 2023
	Year
	30 June	30 June	30 June	30 June	30 June	30 June	30 June	30 June	30 June
Claims/Time bands	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
A. Cumulative claims paid and other directly attributable costs paid
1. At the end of the year of occurrence	—	—	—	—	—	—	—	—	1,124	X
2. One year later	—	—	—	—	—	—	—	5,564	X	X
3. Two years later	—	—	—	—	—	—	834	X	X	X
4. Three years later	—	—	—	—	—	191	X	X	X	X
5. Four years later	—	—	—	—	94	X	X	X	X	X
6. Five years later	—	—	—	43	X	X	X	X	X	X
7. Six years later	—	—	34	X	X	X	X	X	X	X
8. Seven years later	—	30	X	X	X	X	X	X	X	X
9. Eight years later	3	X	X	X	X	X	X	X	X	X
10. Nine years later	X	X	X	X	X	X	X	X	X	X
Total cumulative claims paid and other directly attributable costs paid (Total A)	3	30	34	43	94	191	834	5,564	1,124	7,917
B. Estimate of final cost of cumulative claims (before reinsurance and not discounted)
1. At the end of the year of occurrence	—	—	—	—	—	—	—	—	—	X
2. One year later	—	—	—	—	—	—	—	—	X	X
3. Two years later	—	—	—	—	—	—	—	X	X	X
4. Three years later	—	—	—	—	—	—	X	X	X	X
5. Four years later	—	—	—	—	—	X	X	X	X	X
6. Five years later	—	—	—	—	X	X	X	X	X	X
7. Six years later	—	—	—	X	X	X	X	X	X	X
8. Seven years later	—	—	X	X	X	X	X	X	X	X
9. Eight years later	—	X	X	X	X	X	X	X	X	X
10. Nine years later	X	X	X	X	X	X	X	X	X	X
Estimate of final cost of cumulative claims, not discounted, at the reporting date (Total B)	—	—	—	—	—	—	—	—	—	—
C. Gross liabilities for claims incurred, not discounted - year of occurrence from T to T9 (Total B - Total A)	(3)	(30)	(34)	(43)	(94)	(191)	(834)	(5,564)	(1,124)	(7,917)
D. Gross liabilities for claims incurred, not discounted - years prior to T-9	X	X	X	X	X	X	X	X	X	—
E. Discounting effect	X	X	X	X	X	X	X	X	X	—
E. Effect of adjustment for non-financial risks	X	X	X	X	X	X	X	X	X	—
G. Gross liabilities for claims incurred in regard of insurance contracts issued	X	X	X	X	X	X	X	X	X	—

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 219

SECTION 13

Heading 120, 130, 140, 150, 160, 170 and 180: Group net equity

13.1 “Capital” and “Treasury Shares”: composition

For the breakdown of the Bank’s capital, please see part F of the notes to the accounts.

13.2 Capital – Number of parent company shares: changes for the year

Items/Values	Ordinary
A. Shares in issue at the start of the period	849,257,474
– fully paid up	849,257,474
– partially paid up	—
A.1 Treasury shares (-)	(8,454,929)
A.2 Shares in issue: opening balance	840,802,545
B. Increases	2,846,821
B.1 Newly issued shares	691,350
– for consideration	—
– business mergers	—
– bond conversions	—
– exercise of warrants	—
– other	—
– free of charge:	691,350
– to employees	691,350
– to directors	—
– other	—
B.2 Disposals of treasury shares	2,155,471
B.3 Other changes	—
C. Decreases	(17,000,000)
C.1 Cancellation	—
C.2 Purchases of treasury shares	(17,000,000)
C.3 Disposals of businesses	—
C.4 Other changes	—
D. Shares in issue: closing amount	826,649,366
D.1 Treasury shares (+)	(6,299,458)
D.2 Shares held at the end of the period	832,948,824
– fully paid up	832,948,824
– partially paid up	—

220 | Consolidated financial statements as at 30 June 2024

On 11 June last, an additional 17,000,000 treasury shares were cancelled, keeping in the portfolio the number needed to cover its performance share plans and other commitments. As part of the performance share plans, 1,981,127 shares were allocated during the year, 1,289,777 of which through treasury shares and 691,350 through a capital increase. The item “Disposals of treasury shares” includes shares to cover the deferred portion of the plan to acquire the shareholding in the English partnership Arma Partners LLP, which provides for the possibility of using own shares.

The changes in the Reserve for treasury shares during the year were as follows:

Items/Values	Number of shares	Value (€’000)
Reserve for treasury shares: opening amount at 30 June 2023	8,454,929	78,876
Increases	17,000,000	197,959
– Newly issued shares	—	—
– Purchases of treasury shares	17,000,000	197,959
– Other changes	—	—
Decreases	19,155,471	208,006
– Cancellations	17,000,000	185,743
– Disposals of treasury shares	2,155,471	22,263
– Other changes	—	—
Reserve for treasury shares: closing amount at 30 June 2024	6,299,458	68,828

13.4 Profit reserves: other information

Items/Values	30 June 2024	30 June 2023 (*)
Legal reserve	88,834	88,728
Reserve under articles of association	188,163	720,073
Treasury shares	68,828	78,876
Other	7,035,149	6,788,745
Total	7,380,974	7,676,422

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

13.5 Equity instruments: breakdown and annual changes

There is no other information to be disclosed other than that already reported on this section.

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 221

SECTION 14

Heading 190: Minority interests

14.1 Heading 190: Minority interests: breakdown

Company Name	30 June 2024	30 June 2023
1. SelmaBipiemme S.p.A.	72,973	91,719
2. RAM Active Investments S.A.	302	906
3. Polus Capital Group Ltd.	12,830	11,499
4.Other minor	9	19
Total	86,114	104,143

Other Information

1. Commitments and financial guarantees given

	Nominal value of commitments and financial guarantees given

	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets	Total 30 June 2024	Total 30 June 2023

1. Loan commitments (1)	21,646,663	153,315	3,538	—	21,803,516	15,531,400
a) Central Banks	—	—	—	—	—	2,901
b) Public administrations	7,891,710	—	—	—	7,891,710	3,158,946
c) Banks	69,822	—	—	—	69,822	30,050
d) Other financial companies	2,128,363	33,230	—	—	2,161,593	1,544,259
e) Non-financial companies	8,532,352	45,561	2,190	—	8,580,103	7,784,394
f) Households	3,024,416	74,524	1,348	—	3,100,288	3,010,850
2. Financial guarantees given	1,079,767	6,231	—	—	1,085,998	507,739
a) Central Banks	—	—	—	—	—	—
b) Public administrations	—	—	—	—	—	—
c) Banks	8,099	—	—	—	8,099	500
d) Other financial companies	781,103	—	—	—	781,103	13,288
e) Non-financial companies	267,009	5,649	—	—	272,658	470,560
f) Households	23,556	582	—	—	24,138	23,391

(1) As of the current financial year, the item includes syndicated underwriting commitments

222 | Consolidated financial statements as at 30 June 2024

2. Other commitments and guarantees given

	Nominal Value	Nominal Value
	30 June 2024	30 June 2023
1. Other guarantees given	125,989	159,776
of which: non-performing exposures	—	—
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	478	478
d) Other financial companies	41,376	47,839
e) Non-financial companies	21,623	25,782
f) Households	62,512	85,677
2. Other commitments	122,106	132,587
of which: non-performing exposures	—	—
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	33,049	32,016
d) Other financial companies	37,264	60,774
e) Non-financial companies	51,793	39,797
f) Households	—	—

3. Assets established as collateral to secure own liabilities and commitments

	Amount	Amount
Portfolios	30 June 2024	30 June 2023
1. Financial assets measured at Fair Value through profit or loss	6,815,242	2,957,778
2. Financial assets measured at Fair Value through other comprehensive income	4,431,804	2,166,220
3. Financial assets measured at amortized cost	15,621,003	22,234,273
4. Tangible assets	—	—
of which: tangible assets that constitute inventories	—	—
5. Equity Investments	117,386	22,765

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 223

5. Assets managed on behalf of third parties

	Amount	Amount
Type of service	30 June 2024	30 June 2023
1. Orders execution on behalf of customers
a) purchases	62,573,919	50,053,053
1. settled	62,499,517	49,699,700
2. unsettled	74,402	353,353
b) sales	52,948,884	41,972,612
1. settled	52,874,482	41,619,259
2. unsettled	74,402	353,353
2. Portfolio management
a) Individual	8,325,977	7,856,270
b) Collective	19,992,365	18,317,545
3. Custody and administration of securities
a) third-party securities deposited: relating to depositary banks activities (excluding portfolio management)	10,683,292	9,097,812
1. securities issued by companies included in the area of consolidation	1,425,048	2,524,304
2. other securities	9,258,244	6,573,508
b) third-party securities deposited (excluding portfolio management): other	32,750,274	26,179,576
1. securities issued by companies included in the area of consolidation	30,000	30,000
2. other securities	32,720,274	26,149,576
c) third-party securities deposited with third parties	21,063,425	16,240,406
d) own securities deposited with third parties	9,394,684	11,893,879
4. Other transactions	6,323,436	13,563,348

6.	Financial assets subject to netting arrangements or master netting or similar agreements

		Amount of	Net amount of financial	Related amounts not offset		Net amount
Instrument type	Gross amount of financial assets (a)	financial liabilities offset (b) (1)	assets stated in the balance sheet (c=a-b)	Financial instruments (d)	Cash deposits received as guarantee (e)	(f=c-d-e) 30 June 2024	Net amount 30 June 2023
1. Derivatives	768,208	—	768,208	279,002	93,539	395,667	57,616
2. Reverse repos	5,375,005	—	5,375,005	5,375,005	—	—	—
3. Securities lending	—	—	—	—	—	—	—
4. Other	—	—	—	—	—	—	—
Total 30 June 2024	6,143,213	—	6,143,213	5,654,007	93,539	395,667	X
Total 30 June 2023	6,714,763	1,870,581	4,844,182	4,767,739	18,827	X	57,616

(1)	Relating to transactions in derivative financial instruments with a central counterparty with which a master netting agreement on a daily basis was in place.

224 | Consolidated financial statements as at 30 June 2024

7.	Financial liabilities subject to netting arrangements or master netting or similar agreements

				Related amounts not offset
Instrument type	Gross amount of financial liabilities (a)	Amount of financial assets offset (b)	Net amount of financial liabilities stated (c=a-b)	Financial instruments (d)	Cash deposits established as guarantee (e)	Net amount (f=c-d-e) 30 June 2024	Net amount (f=c-d-e) 30 June 2023
1. Derivatives	2,627,838	760,539	1,867,299	628,233	1,072,585	166,481	559,112
2. Repos	10,096,131	—	10,096,131	10,096,131	—	—	—
3. Securities lending	—	—	—	—	—	—	—
4. Other transactions	—	—	—	—	—	—	—
Total 30 June 2024	12,723,969	760,539	11,963,430	10,724,364	1,072,585	166,481	X
Total 30 June 2023	6,335,723	—	6,335,723	5,399,262	377,349	X	559,112

8. Securities lending operations

The tables below illustrate the Group’s operations in securities lending (and borrowing), broken down by type of instrument (sovereign debt, bank bonds and others), market counterparty (banks, financial intermediaries and clients) and form (loan secured by cash, other instruments, or unsecured).

Securities lending transactions for which collateral is put up in the form of cash fully available to the borrower are represented in the balance sheet as amounts due to or from banks or customers under the heading “repos”. Securities lending transactions for which collateral is put up in the form of other instruments, or which are unsecured, are represented as “off-balance-sheet exposures”.

	Type of security
Type of securities lending transaction	Government securities	Bank securities	Other securities
1. Cash-collateralized securities lending received from:	—	97,823	173,604
a) Banks	—	96,965	173,263
b) Financial institutions	—	858	341
c) Customers	—	—	—
2. Cash-collateralized securities lending provided to:	—	(236,955)	(605,806)
a) Banks	—	(236,955)	(605,806)
b) Financial institutions	—	—	—
c) Customers	—	—	—
Total securities lending (book value)	—	(139,132)	(432,202)

Notes to the accounts | Part B - Notes to the consolidated Balance Sheet | 225

	Type of security
Type of securities lending transaction	Government securities	Bank securities	Other securities
1. Security-collateralized or non-collateralized securities lending received from:	86,121	888,825	559
a) Banks	1,454	598,027	482
b) Financial institutions	84,667	290,798	—
c) Customers	—	—	77
2. Security-collateralized or non-collateralized securities lending provided to:	(1,765,391)	(815,998)	(1,311,016)
a) Banks	(543,903)	(815,998)	(711,463)
b) Financial institutions	(1,221,488)	—	(599,553)
c) Customers	—	—	—
Total securities lending (Fair Value)	(1,679,270)	72,827	(1,310,457)

226 | Consolidated financial statements as at 30 June 2024

Part C – Notes to the Consolidated Profit and Loss Account

SECTION 1

Headings 10 and 20: Net interest income

1.1 Interest and similar income: breakdown

			Other	12 mths ended	12 mths ended
Items/Instrument type	Debt securities	Loans	transactions	30/6/24	30/6/23
1. Financial assets measured at Fair Value through profit or loss:	94,488	23,073	—	117,561	94,808
1.1 Financial assets held for trading	89,347	2,664	—	92,011	74,272
1.2 Financial assets designated at Fair Value	5,097	20,409	—	25,506	20,460
1.3 Other financial assets mandatorily measured at Fair Value	44	—	—	44	76
2. Financial assets measured at Fair Value through other comprehensive income	217,787	—	X	217,787	129,128
3. Financial assets measured at amortized cost:	124,695	3,502,659	—	3,627,354	2,601,422
3.1 Due from banks	7,095	353,775	X	360,870	180,196
3.2 Due from customers	117,600	3,148,884	X	3,266,484	2,421,226
4. Hedging derivatives	X	X	—	—	—
5. Other assets	X	X	10,319	10,319	8,603
6. Financial liabilities (1)	X	X	X	1	123
Total	436,970	3,525,732	10,319	3,973,022	2,834,084
of which: interest income on impaired assets	—	38,718	—	38,718	50,982
of which: interest income from finance leases	X	82,487	X	82,487	62,023

(1) Heading “6. “Financial liabilities” includes interest expenses as the result of negative interest rates.

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 227

1.2 Interest and similar income: other information

As at 30 June 2024, the balance of the account includes €298.1m (€231.8m) in connection with financial assets in foreign currencies.

1.3 Interest expenses and similar charges: breakdown

			Other	12 mths ended	12 mths ended
Items/Instrument type	Debts	Securities	transactions	30/6/24	30/6/23
1. Financial liabilities measured at amortized cost	(1,061,994)	(709,269)	—	(1,771,263)	(925,370)
1.1 Due to central banks	(96,882)	X	X	(96,882)	(105,542)
1.2 Due to banks	(398,252)	X	X	(398,252)	(156,729)
1.3 Due to customers	(566,860)	X	X	(566,860)	(223,695)
1.4 Securities in issue	X	(709,269)	X	(709,269)	(439,404)
2. Trading financial liabilities	—	—	—	—	—
3. Financial liabilities designated at Fair Value	(3,820)	(26,416)	—	(30,236)	(22,043)
4. Other liabilities and funds	X	X	(349)	(349)	(6)
5. Hedging derivatives (2)	X	X	(223,641)	(223,641)	(77,121)
6. Financial assets (1)	X	X	X	—	(1,951)
Total	(1,065,814)	(735,685)	(223,990)	(2,025,489)	(1,026,491)
of which: interest expense relating to lease liabilities	(4,884)	X	X	(4,884)	(2,671)

(1) Item 6 “Financial assets” includes interest expense as the result of negative interest rates.

(2) Mainly to hedge deposits.

1.4 Interest expense and similar charges: other information

As at 30 June 2024, the balance of the account included €182.2m (€131.8m) in connection with financial liabilities in foreign currencies.

1.5 Margins on hedging transactions

	12 mths ended	12 mths ended
Items	30/6/24	30/6/23
A. Positive margins on hedging transactions	1,984,042	732,225
B. Negative margins on hedging transactions	(2,207,683)	(809,346)
C. Net balance (A-B)	(223,641)	(77,121)

228 | Consolidated financial statements as at 30 June 2024

SECTION 2

Heading 40 and 50: Net fee and commission income

2.1 Fee and commission income: breakdown

	12 mths ended	12 mths ended
Type of service/Values	30/6/24	30/6/23
a) Financial instruments	288,577	260,779
1. Placement of securities	175,197	163,858
1.1 Underwriting commitment and/or based on an irrevocable commitment	—	—
1.2 Without an irrevocable commitment	175,197	163,858
2. Receipt and sending of orders and execution of orders on behalf of clients	33,574	27,332
2.1 Receipt and sending of orders for one or more financial instruments	33,574	27,332
2.2 Execution of orders on behalf of customers	—	—
3. Other commissions associated with activities linked to financial instruments	79,806	69,589
of which: trading on own account	24,767	18,464
of which: management of individual portfolio	55,039	51,125
b) Corporate Finance	229,058	146,974
1. Advisory on mergers and acquisitions	229,058	146,974
2. Treasury services	—	—
3. Other commissions connected with corporate finance services	—	—
c) Advisory on investments	9,730	5,034
d) Netting and settlement	—	—
e) Collective portfolio management	115,054	108,674
f) Custody and administration	36,495	31,079
1. Depository bank	7,458	7,458
2. Other fees associated with custody and administration	29,037	23,621
g) Central administrative services for collective portfolio management	—	—
h) Fiduciary activities	6,141	5,648
i) Payment services	44,664	41,488
1. Current accounts	16,385	14,285
2. Credit cards	16,316	15,823
3. Debit cards and other payment cards	8,365	7,958
4. Wire transfers and payment orders	793	523
5. Other fees linked to payment services	2,805	2,899
j) Distribution of third-party services	95,516	95,961
1. Collective portfolio management	5,499	4,344
2. Insurance products	79,565	80,765
3. Other products	10,452	10,852
of which: individual portfolio management	10,359	10,724
k) Structured finance	—	—
l) Securitization servicing	441	526
m) Loan commitments	82,483	73,383
n) Financial guarantees issued	5,755	6,400
of which: credit derivatives	—	—
o) Lending transactions	33,988	20,501
of which: factoring services (1)	33,620	18,263
p) Currency trading	113	119
q) Commodities	—	—
r) Other commission income	44,531	39,406
of which: for the management of multilateral trading facilities	—	—
of which: for the management of organized trading systems	—	—
Total	992,546	835,972

(1) This item includes commission income relating to Buy Now Pay Later (BNPL) transactions, which increased during the financial year.

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 229

The table includes the contribution of the company Arma Partners in the amount of €65.7m, mainly in the item “b.1. Advisory on mergers and acquisitions”.

2.2 Fee and commission expenses: breakdown

Services/Amounts	12 mths ended 30/6/24	12 mths ended 30/6/23
a) Financial instruments	(8,877)	(9,309)
of which: securities trading	(8,010)	(8,098)
of which: financial instruments placement	(210)	(1,187)
of which: management of individual portfolio	(657)	(24)
– Own assets	(657)	(24)
– Under mandate to third parties	—	—
b) Netting and settlement	—	—
c) Collective portfolio management	(7,682)	(8,185)
1. Own instruments	—	—
2. Delegated to third parties	(7,682)	(8,185)
d) Custody and administration	(5,683)	(4,861)
e) Collection and payment services	(21,810)	(18,867)
of which: credit cards, debit cards and other payment cards	(10,207)	(9,730)
f) Securitization servicing	—	—
g) Borrowing commitments	—	—
h) Financial guarantees received	(87)	(142)
of which: credit derivatives	—	—
i) Off-site distribution of financial instruments, products and services	(16,935)	(15,356)
j) Currency trading	—	—
k) Other commission expense	(120,332)	(101,285)
Total	(181,406)	(158,005)

SECTION 3

Heading 70: Dividends and similar income

3.1 Dividends and similar income: breakdown

	12 mths ended 30/6/24		12 mths ended 30/6/23
Item / Income	Dividends	Similar income	Dividends	Similar income
A. Financial assets held for trading	108,278	4	62,524	24
B. Other financial assets mandatorily measured at Fair Value	—	18,191	—	10,654
C. Financial assets measured at Fair Value through other comprehensive income	11,554	—	5,556	—
D. Equity investments	—	—	—	—
Total	119,832	18,195	68,080	10,678

230 | Consolidated financial statements as at 30 June 2024

SECTION 4

Heading 80: Net trading income (expense)

4.1 Net trading income (expense): breakdown

					Net income
					(expense)
	Capital gains	Trading	Capital losses	Trading losses	[(A+B) -
Transactions/ Income components	(A)	income (B)	(C)	(D)	(C+D)]
1. Financial assets held for trading	232,281	441,652	(224,123)	(300,027)	149,783
1.1 Debt securities	76,318	186,567	(57,673)	(181,852)	23,360
1.2 Equity securities	155,904	253,382	(166,373)	(116,892)	126,021
1.3 UCIT units	24	1,703	(77)	(1,283)	367
1.4 Loans	16	—	—	—	16
1.5 Other	19	—	—	—	19
2. Trading financial liabilities	—	—	—	—	—
2.1 Debt securities	—	—	—	—	—
2.2 Liabilities	—	—	—	—	—
2.3 Other	—	—	—	—	—
3. Financial assets and liabilities: currency exchange gains/losses	X	X	X	X	(1,339)
4. Derivative instruments	1,269,775	2,845,236	(1,760,277)	(2,450,981)	(108,760)
4.1 Financial derivatives:	943,880	2,412,539	(1,464,014)	(2,055,408)	(175,516)
- on debt securities and interest rates (1)	471,353	1,673,988	(726,794)	(1,368,136)	50,411
- on equity securities and stock indexes	450,692	722,848	(720,257)	(669,129)	(215,846)
- on currencies and gold	X	X	X	X	(12,513)
- Other	21,835	15,703	(16,963)	(18,143)	2,432
4.2 Credit derivatives	325,895	432,697	(296,263)	(395,573)	66,756
of which: natural hedges related to the Fair Value option	X	X	X	X	—
Total	1,502,056	3,286,888	(1,984,400)	(2,751,008)	39,684

(1) Of which, gains of €33,300 on interest rate derivatives (gains of €20,805 at 30 June 2023).

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 231

SECTION 5

Heading 90: Net hedging income (expense)

5.1 Net hedging income (expense): breakdown

	12 mths ended	12 mths ended
Income components/Amounts	30/6/24	30/6/23
A. Income from:
A.1 Fair Value hedging instruments	1,013,065	489,724
A.2 Hedged asset items (Fair Value)	389,945	145,523
A.3 Hedged liability items (Fair Value)	54,550	582,802
A.4 Cash flow hedging derivatives	—	3
A.5 Assets and liabilities denominated in foreign currency	—	—
Total gains on hedging activities (A)	1,457,560	1,218,052
B. Charges on:
B.1 Fair Value hedging instruments	(735,312)	(916,297)
B.2 Hedged asset items (Fair Value)	(57,316)	(247,748)
B.3 Hedged liability items (Fair Value)	(662,849)	(52,568)
B.4 Cash flow hedging derivatives	—	—
B.5 Assets and liabilities denominated in foreign currency	—	—
Total losses on hedging activities (B)	(1,455,477)	(1,216,613)
C. Net income (expense) from hedging activities (A-B)	2,083	1,439
of which: income (expense) from hedges on net positions	—	—

SECTION 6

Heading 100: Gain (loss) on disposals/repurchases

6.1 Gains (losses) on disposals/repurchases: breakdown

	12 mths ended 30/6/24			12 mths ended 30/6/23
			Net profit			Net profit
Items/Income components	Profits	Losses	(loss)	Profits	Losses	(loss)
A. Financial assets
1. Financial assets measured at amortized cost	16,192	(15,586)	606	21,308	(16,881)	4,427
1.1 Due from banks	95	(201)	(106)	1,559	(1,668)	(109)
1.2 Due from customers	16,097	(15,385)	712	19,749	(15,213)	4,536
2. Financial assets measured at Fair Value through other comprehensive income	11,940	(5,509)	6,431	7,117	(13,856)	(6,739)
2.1 Debt securities	11,940	(5,509)	6,431	7,117	(13,856)	(6,739)
2.2 Loans	—	—	—	—	—	—
Total assets (A)	28,132	(21,095)	7,037	28,425	(30,737)	(2,312)
B. Financial liabilities measured at amortized cost
1. Due to banks	—	—	—	—	—	—
2. Due to customers	—	—	—	—	—	—
3. Debt securities in issue	4,515	(3,462)	1,053	7,831	(692)	7,139
Total liabilities (B)	4,515	(3,462)	1,053	7,831	(692)	7,139

232 | Consolidated financial statements as at 30 June 2024

SECTION 7

Heading 110: Net income (expense) from other financial assets and liabilities measured at Fair Value through profit or loss

7.1 Net change in the value of other financial assets and liabilities measured at Fair Value through profit or loss: breakdown of financial assets and liabilities designated at Fair Value

					Net income
					(expense)
	Capital gains	Gains on	Capital losses	Losses on	[(A+B) -
Transactions/ Income components	(A)	disposal (B)	(C)	disposal (D)	(C+D)]
1. Financial assets	40,740	6,015	(604)	(19)	46,132
1.1 Debt securities	507	6,015	(604)	(19)	5,899
1.2 Loans	40,233	—	—	—	40,233
2. Financial Liabilities	155,685	27	(101,534)	(87,479)	(33,301)
2.1 Debt securities in issue (1)	44,781	27	(97,307)	(87,479)	(139,978)
2.2 Due to banks	—	—	—	—	—
2.3 Due to customers (2)	110,904	—	(4,227)	—	106,677
3. Foreign-currency denominated financial assets and liabilities: currency exchange gains / losses	X	X	X	X	(790)
Total	196,425	6,042	(102,138)	(87,498)	12,041

(1) Valuation that includes any certificates issued.

(2) Relating to loans received linked to securities exchange transactions with insurance counterparties. Both cases are covered by derivatives and other financial instruments whose value is measured under heading 80.

7.2	Net change in the value of other financial assets and liabilities measured at Fair Value through profit or loss: breakdown of other financial assets mandatorily measured at Fair Value

					Net income
	Capital gains	Gains on	Capital losses	Losses on	(expense)
Transactions/ Income components	(A)	disposal (B)	(C)	disposal (D)	[(A+B) - (C+D)]
1. Financial assets	31,332	5,570	(14,463)	(113)	22,326
1.1 Debt securities	—	7	(97)	(31)	(121)
1.2 Equity securities	1,445	—	—	—	1,445
1.3 UCIT units	29,887	1,308	(14,366)	(82)	16,747
1.4 Loans	—	4,255	—	—	4,255
2. Financial assets: currency exchange gains/ losses	X	X	X	X	(238)
Total	31,332	5,570	(14,463)	(113)	22,088

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 233

SECTION 8

Heading 130: Net value adjustments (write-backs) for credit risk

8.1 Net value adjustments for credit risk related to financial assets measured at amortized cost: breakdown (*)

	Value adjustments (1)						Write-backs (2)				Total	Total
					Impaired acquisite					Impaired	12 mths	12 mths
Transactions/			Stage 3		o originate		Primo			acquisite o	ended	ended
Income components	Stage 1	Stage 2	Write-off	Other	Write-off	Other	stadio	Stage 2	Stage 3	originate	30/6/24	30/6/23
A. Due from banks	(522)	—	—	—	—	—	394	—	—	—	(128)	445
– Loans	(500)	—	—	—	—	—	261	—	—	—	(239)	317
– Debt securities	(22)	—	—	—	—	—	133	—	—	—	111	128
B. Due from customers	(161,551)	(213,285)	(5,655)	(293,111)	(7,412)	(29,605)	205,538	119,099	108,700	31,134	(246,148)	(232,534)
– Loans	(158,729)	(207,630)	(5,655)	(293,111)	(7,412)	(29,605)	202,887	114,278	108,700	31,134	(245,143)	(228,098)
– Debt securities	(2,822)	(5,655)	—	—	—	—	2,651	4,821	—	—	(1,005)	(4,436)
Total	(162,073)	(213,285)	(5,655)	(293,111)	(7,412)	(29,605)	205,932	119,099	108,700	31,134	(246,276)	(232,089)

(*)	The amounts in the table contain the contribution of the company Revalea, sold in October for approximately €5m mainly under heading “B. Loans to customers - Financing”.

8.2 Net value adjustments for credit risk related to financial assets measured at Fair Value through other comprehensive income: breakdown

	Value adjustments (1)						Write-backs (2)				Total
					Impaired acquisite					Impaired	12 mths	12 mths
Transactions/			Stage 3		o originate					acquisite o	ended	ended
Income components	Stage 1	Stage 2	Write-off	Other	Write-off	Other	Stage 1	Stage 2	Stage 3	originate	30/6/24	30/6/23
A. Debt securities	(5,853)	(379)	—	—	—	—	3,491	743	—	—	(1,998)	716
B. Loans	—	—	—	—	—	—	—	—	—	—	—	—
– To customers	—	—	—	—	—	—	—	—	—	—	—	—
– To banks	—	—	—	—	—	—	—	—	—	—	—	—
Total	(5,853)	(379)	—	—	—	—	3,491	743	—	—	(1,998)	716

SECTION 9

Heading 140: Gains (losses) from contractual modifications without derecognition

9.1 Gains (losses) from contractual modifications: breakdown

This heading, which reflects a loss of €-159,000, includes the impact of modifications to contracts for financial assets which, as they do not constitute substantial modifications, under IFRS 9 and the Group’s own accounting policies, do not entail derecognition of the assets but require the modifications to the cash flows provided for contractually to be taken through the profit and loss account.

234 | Consolidated financial statements as at 30 June 2024

SECTION 10

Heading 160 - Income (expense) from insurance activities

Section 10 contains the tables required by the eighth update to Circular No. 262/2005, which took into account similar instructions issued by IVASS for the disclosure required by IFRS 17.

In particular, the tables show insurance revenues and costs attributable to insurance companies, broken down by aggregation level.

10.1 Insurance revenues and costs arising from insurance contracts issued - Breakdown

	Total 12 mths ended	Total 12 mths ended
Items/Aggregation level	30/6/24	30/6/23
A. Insurance revenues from insurance contracts issued measured according to GMM and VFA
A.1 Amounts related to changes in residual coverage	—	—
1. Claims incurred and other expected insurance service costs	—	—
2. Change in the adjustment for non-financial risks	—	—
3. Gains on contractual services recorded through profit or loss for services provided	—	—
4. Other amounts	—	—
A.2 Acquisition costs of recovered insurance contracts	—	—
A.3 Total insurance revenues from insurance contracts issued measured according to GMM and VFA	—	—
A.4 Total insurance revenues from insurance contracts issued measured according to PAA	30,851	35,536
– Life segment	—	—
– Non-Life / motor segment	—	—
– Non-Life / non-motor segment	30,851	35,536
A.5. Total insurance revenues from insurance contracts issued	30,851	35,536
B. Costs for insurance services from insurance contracts issued – GMM or VFA
1. Claims incurred and other directly attributable costs	—	—
2. Changes in liabilities for claims incurred	—	—
3. Losses on contracts for consideration and recovery of such losses	—	—
4. Amortization of insurance contract acquisition costs	—	—
5. Other amounts	—	—
B.6 Total costs for insurance services from insurance contracts issued – GMM or VFA	—	—
B.7 Total costs for insurance services from insurance contracts issued measured according to PAA	(9,486)	(6,558)
– Life segment	—	—
– Non-Life / motor segment	—	—
– Non-Life / non-motor segment	(9,486)	(6,558)
C. Total net costs/revenues from insurance contracts issued (A.5+B.6+B.7)	21,365	28,978

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 235

10.3 Allocation of costs for insurance services and other services

12 mths ended 30/6/24
Level A2
	Level A1 -	- without	Level A1 +			Level A3 +
Costs/Aggregation level	with DPF	DPF	Level A2	Level A3	Level A4	Level A4	Other
Costs attributed to the acquisition of insurance contracts	—	—	—	(3,225)	—	(3,225)	X
Other directly attributable costs	—	—	—	—	—	—	X
Investment management expenses	X	X	—	X	X	—	—
Other costs	X	X	—	X	X	—	—
Total	X	X	—	X	X	(3,225)	—

12 mths ended 30/6/23
Level A2
	Level A1 -	- without	Level A1 +			Level A3 +
Costs/Aggregation level	with DPF	DPF	Level A2	Level A3	Level A4	Level A4	Other
Costs attributed to the acquisition of insurance contracts	—	—	—	(3,729)	—	(3,729)	X
Other directly attributable costs	—	—	—	—	—	—	X
Investment management expenses	X	X	—	X	X	—	—
Other costs	X	X	—	X	X	—	—
Total	X	X	—	X	X	(3,729)	—

SECTION 11

Heading 170: Other Income/Charges from insurance activities

Section 11 contains the tables required by the eighth update to Circular No. 262/2005, which took into account similar instructions issued by IVASS for the disclosure required by IFRS 17.

In particular, the tables show financial revenues and costs attributable to insurance companies, broken down by aggregation level.

11.1 Financial costs and revenues relating to insurance contracts issued

	Total 12 mths ended	Total 12 mths ended
Items/Aggregation level	30/6/24	30/6/23
1. Interest accrued	—	—
2. Effect of changes in interest rates and other financial assumptions	—	—
3. Changes in the Fair Value of the assets underlying contracts measured according to VFA	—	—
4. Effect of changes in currency exchange rates	—	—
5. Other	(143)	(220)
6. Total financial revenues / costs relating to insurance contracts issued, recognized	(143)	(220)

236 | Consolidated financial statements as at 30 June 2024

11.3	Insurance operations - Net financial income (expense) of investments broken down by life and non-life segment

	12 mths ended 30/6/24				12 mths ended 30/6/23
	Life segment				Life segment
		of which:	Non-Life			of which:	Non-Life
Items/Operating segments		DPF	segment	Total		DPF	segment	Total
A. NET FINANCIAL INCOME (EXPENSE) FROM INVESTMENTS	—	—	7,665	7,665	—	—	5,224	5,224
A.1 Interest income from financial assets measured at amortized cost and at Fair Value through other comprehensive income	—	—	7,723	7,723	—	—	5,242	5,242
A.2 Net gains/losses from assets measured at Fair Value through profit or loss	—	—	—	—	—	—	—	—
A.3 Net value adjustments /write-backs for credit risk	—	—	(58)	(58)	—	—	(18)	(18)
A.4 Other net costs / revenues	—	—	—	—	—	—	—	—
A.5 Net capital gains / losses from financial assets measured at Fair Value through other comprehensive income	—	—	—	—	—	—	—	—
B. NET CHANGE IN INVESTMENT CONTRACTS ISSUED IFRS 9	—	—	—	—	—	—	—	—
C. TOTAL NET FINANCIAL INCOME (EXPENSE) FROM INVESTMENTS	—	—	7,665	7,665	—	—	5,224	5,224
of which: through profit or loss	—	—	7,665	7,665	—	—	5,224	5,224
of which: through other comprehensive income	—	—	—	—	—	—	—	—

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 237

SECTION 12

Heading 190: Administrative expenses

12.1 Personnel cost: breakdown (*)

	12 mths ended	12 mths ended
Type of expense/Sectors	30/6/24	30/6/23
1) Employees:	(786,290)	(710,812)
a) wages and salaries	(577,413)	(526,313)
b) social security contributions	(121,667)	(112,958)
c) severance pay	(4,214)	(3,456)
d) social security costs	—	—
e) provisions for statutory end-of-service payments	(17,505)	(16,401)
f) provisions for retirement plans and similar provisions:	260	269
– defined-contribution	—	—
–defined-benefit (1)	260	269)
g) payments to external pension funds:	(18,985)	(17,795)
– defined-contribution	(18,985)	(17,795)
– defined-benefit	—	—
h) expenses resulting from share-based payments	(15,831)	(11,177)
i) other employee benefits	(30,935)	(22,981)
2) Other staff in service	(8,275)	(6,514)
3) Directors and Statutory Auditors	(9,553)	(11,309)
4) Early retirement costs	(2,952)	(3,008)
Total	(807,070)	(731,643)

(1)	This figure refers to the benefit deriving from the “curtailment cost” and the “Plan amendments” decided by Caisse Bâloise.

(*)	These amounts include the contribution of the company Revalea, sold in October, for €0.6m mainly in the item “a) wages and salaries”; these amounts also contain the contribution of Arma Partners, which contributed €19.3m mainly under the heading “a) wages and salaries”.

12.2 Average number of employees by category

	12 mths ended	12 mths ended
	30/6/24	30/6/23
Employees:
a) Senior executives	519	491
b) Middle managers	2,231	2,211
c) Other employees	2,281	2,330
Other staff	336	336
Total	5,368	5,367

238 | Consolidated financial statements as at 30 June 2024

12.5 Other administrative expenses: breakdown (*)

	12 mths ended	12 mths ended
Type of service/Values	30/6/24	30/6/23
OTHER ADMINISTRATIVE EXPENSES
– legal, tax and professional services	(70,037)	(60,369)
– loan recovery activity	(60,333)	(75,941)
– marketing and communications	(55,408)	(49,157)
– real property	(25,866)	(23,005)
– EDP	(178,501)	(162,180)
– info–providers	(59,529)	(54,104)
– bank charges, collection and payment fees	(31,777)	(32,889)
– operating expenses	(66,854)	(66,635)
– other personnel costs	(19,718)	(19,434)
– other (1)	(85,491)	(99,960)
– indirect taxes and duties	(132,415)	(111,791)
Total other administrative expenses	(785,929)	(755,465)

(*)	The amounts in the table include the contribution of the company Revalea, sold in late October, for €9.6m mainly in the item “loan recovery activities”; these amounts also contain the contribution of Arma Partners, which contributed €6m mainly under the headings “legal, tax and professional services” and “real property expenses”.

(1)	This item includes contributions of €50.7m to resolution funds (€70.4m in the previous year), including €24.2m relating to the last DGS portion accrued on the stock of deposits as at 31 March 2024 and paid out at the beginning of July.

SECTION 13

Heading 200: Net transfers to provisions for risks and charges

13.1	Net transfers for credit risk related to commitments to disburse funds and financial guarantees given: breakdown

	12 mths ended 30/6/24			12 mths ended
		Reallocation of		30/6/23
	Provisions	surplus	Total	Total
Loan commitments	(8,013)	10,115	2,102	1,560
Financial guarantees given	(2,124)	807	(1,317)	622
Total	(10,137)	10,922	785	2,182

13.2 Net transfers related to other commitments and guarantees given

	12 mths ended 30/6/24			12 mths ended 30/6/23
		Reallocation of			Reallocation of
	Provisions	surplus	Total	Provisions	surplus	Total
Other commitments	—	—	—	—	825	825
Other guarantees given	(60)	40	(20)	(873)	—	(873)
Total	(60)	40	(20)	(873)	825	(48)

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 239

13.3 Net transfers to other provisions for risks and charges: breakdown

	12 mths ended 30/6/24
		Riattribuzioni		12 mths ended
	Provisions	di eccedenze	Total	30/6/23
1. Other provisions
1.1 Legal disputes	—	—	—	—
1.2 Personnel expenses	—	—	—	(26,000)
1.3 Other	(15,756)	12,023	(3,733)	(11,951)
Total	(15,756)	12,023	(3,733)	(37,951)

SECTION 14

Heading 210: Net value adjustments to /write-backs of tangible assets

14.1 Net adjustments to tangible assets: breakdown

	Amortization	Impairment losses	Writebacks	Net profit (loss)
Asset/Income component	(a)	(b)	(c)	(a + b - c)
A. Property, plant, and equipment	(71,112)	(16,589)	16,589	(71,112)
1 Core	(69,500)	(16,589)	16,589	(69,500)
– Owned	(19,568)	(16,589)	16,589	(19,568)
– Right-of-use assets acquired under lease	(49,932)	—	—	(49,932)
2 Held for investment purpose	(1,612)	—	—	(1,612)
– Owned	(1,612)	—	—	(1,612)
– Right-of-use assets acquired under lease	—	—	—	—
3 Inventories	X	—	—	—
Total	(71,112)	(16, 589)	16,589	(71,112)

240 | Consolidated financial statements as at 30 June 2024

SECTION 15

Heading 220: Net value adjustments to /write-backs of intangible assets

15.1 Net value adjustments to /write-backs of intangible assets: breakdown

	Amortization	Impairment losses	Writebacks	Net profit (loss)
Asset/Income component	(a)	(b)	(c)	(a + b - c)
A. Intangible assets	(38,568)	(41,906)	—	(80,474)
of which: software	(31,730)	—	—	(31,730)
A.1 owned	(38,568)	(41,906)	—	(80,474)
- Generated by the company internally	—	—	—	—
- Other	(38,568)	(41,906)	—	(80,474)
A.2 Right-of-use assets acquired under lease	—	—	—	—
Total	(38,568)	(41,906)	—	(80,474)

The amortization of the item Software (€31.7m in total) includes an additional amortization component (under IAS 8 – Changes in Accounting Estimates) of €6.8m following the recalculation of the useful life of intangible assets with a finite duration and in line with the strategy of systematic reduction of obsolescence promoted by the Group.

The item Other in the column “Value adjustments due to impairment” shows the impairment of brands with an indefinite useful life, formerly RAM and MA, for a total of €41.9m.

SECTION 16

Heading 230: Other operating income (expense)

16.1 Other operating expenses: breakdown

	12 mths ended	12 mths ended
Type of service/Values	30/6/24	30/6/23
a) Leases	(8,554)	(8,797)
b) Sundry costs and expenses (1)	(46,299)	(35,335)
Total other operating expenses	(54,853)	(44,132)

(1)	This item includes the provision for the share of ordinary and extraordinary dividends attributable to minority interests, as well as the interests (interest B) attributable to minority partners in the Partnership.

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 241

16.2 Other operating income: breakdown

	12 mths ended	12 mths ended
Type of service/Values	30/6/24	30/6/23
a) Amounts recovered from customers	118,094	104,164
b) Leases	8,484	8,096
c) Other income	123,958	105,506
Total other operating income	250,536	217,766

SECTION 17

Heading 250: Gains (losses) on equity investments

17.1 Gains (losses) on equity investments: breakdown

	12 mths ended	12 mths ended
Income components/Sectors	30/6/24	30/6/23
1) Joint ventures
A. Income	—	—
1. Write-ups	—	—
2. Gains on disposal	—	—
3. Writebacks	—	—
4. Other gains	—	—
B. Expenses	—	—
1. Write-downs	—	—
2. Impairment losses	—	—
3. Losses on disposal	—	—
4. Other expenses	—	—
Net profit (loss)	—	—
2) Companies subject to significant influence
A. Income	510,884	454,912
1. Write-ups	510,884	454,912
2. Gains on disposal	—	—
3. Writebacks	—	—
4. Other gains	—	—
B. Expenses	(478)	(1,052)
1. Write-downs	(478)	(1,052)
2. Impairment losses	—	—
3. Losses on disposal	—	—
4. Other expenses	—	—
Net profit (loss)	510,406	453,860
Total	510,406	453,860

242 | Consolidated financial statements as at 30 June 2024

SECTION 18

Heading 260: Net income from Fair Value measurement of tangible and intangible assets

18.1 Net income from Fair Value measurement or estimated realizable value of tangible and intangible assets: Breakdown

			Currency exchange
Asset/Income component	Write-back (a)	Write-downs (b)	Gains (c)	Losses (d)	Net income
A. Tangible assets	—	(1,610)	—	—	(1,610)
A.1 Core:	—	—	—	—	—
- Owned	—	—	—	—	—
- Right of use assets	—	—	—	—	—
A.2 Held for investment:	—	(1,100)	—	—	(1,100)
- Owned	—	(1,100)	—	—	(1,100)
- Right of use assets	—	—	—	—	—
A.3 Inventories	—	(510)	—	—	(510)
B. Intangible assets	—	—	—	—	—
B.1 Owned:	—	—	—	—	—
- Generated by the company internally	—	—	—	—	—
- Other	—	—	—	—	—
B.2 Right of use assets	—	—	—	—	—
Total	—	(1,610)	—	—	(1,610)

SECTION 19

Heading 270: Value adjustments to goodwill

19.1 Value adjustments to goodwill: breakdown

	12 mths ended	12 mths ended
Income components	30/6/24	30/6/23
Value adjustments to goodwill	—	(49,536)

The amount for financial year 2022/2023 referred to the derecognition of the goodwill of the subsidiary RAM AI.

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 243

SECTION 20

Heading 280: Gain (loss) on disposal of investments

20.1 Gain (loss) on disposal of investments: breakdown

	12 mths ended	12 mths ended
Income components/Sectors	30/6/24	30/6/23
A. Real property	—	2,911
– Gains on disposal	—	2,911
– Losses on disposal	—	—
B. Other assets	90	(17,296)
– Gains on disposal	98	423
– Losses on disposal	(8)	(17,719)
Net profit (loss)	90	(14,385)

As at 30 June 2023, this item included the capital loss recorded following the agreement entered into with Banca Ifis for the sale of the subsidiary Revalea S.p.A., which was finalized in October 2023.

SECTION 21

Heading 300: Income tax for the year on ordinary activities

21.1 Income tax for the year on ordinary activity: breakdown

		12 mths ended	12 mths ended
Income components/Sectors		30/6/24	30/6/23
1.	Current taxes (-)	(330,476)	(353,837)
2.	Changes in current taxes for previous years (+/-)	(440)	3,621
3.	Reduction in current taxes for the year (+)	172	570
3.	bis Reduction in current taxes for the year due to tax credits pursuant to Law No. 214/2011 (+)	—	8
4.	Changes in prepaid taxes (+/-)	(109,858)	(60,138)
5.	Changes in deferred taxes (+/-)	6,630	15,300
6.	Taxes on income for the year (-) (-1+/-2+3+3bis+/-4+/-5)	(433,972)	(394,746)

In general, for IRES (corporate income tax) purposes, the tax loss generated by a company not participating in a tax consolidation may be calculated as a decrease in the income earned in subsequent years, in an amount not exceeding 80% of the taxable income for each period. In other words, the loss incurred in a financial year will generate future tax savings which, under certain conditions, may be presented for accounting purposes through the entry of credits for deferred tax assets. Within a tax consolidation, on the other hand, the share of tax losses incurred by a member company which is covered by the income

244 | Consolidated financial statements as at 30 June 2024

earned by the other participating companies generates an immediate tax saving, which is recognized as income by the company that contributed the loss.

21.2 Reconciliation between theoretical and effective tax burden

	12 mths ended 30/6/24
	Value in %	Absolute value
Total profit or loss before tax	100.0%	1,710,491
Theoretical tax rate	27.50%	470,385
Dividends (-)	-0.38%	(6,451)
Gains on disposals of equity investments (PEX) (+/-)	0.03%	501
Gains on equity-accounted investments (-)	-7.59%	(129,796)
Other tax rates (non-financial and non-Italian companies) (+/-)	0.11%	1,941
Non-taxable income 10% IRAP and staff cost (-)	-0.06%	(1,104)
Impairment (+/–)	0.67%	11,524
Extraordinary items	-0.07%	(1,225)
Other changes (+/-)	0.02%	424
Total IRES	20.24%	346,199
IRAP (regional tax on production activities)	5.13%	87,773
Total HEADING	25.37%	433.972

SECTION 23

Heading 340: Net profit (loss) attributable to minority interests

23.1 Breakdown of Heading 340, “Net profit (loss) for the year attributable to minority interests”

		12 mths ended	12 mths ended
Company name		30/6/24	30/6/23
1.	SelmaBipiemme S.p.A.	(2,743)	(2,140)
2.	RAM Active Investments S.A.	620	101
3.	Polus Capital Group Ltd.	(1,014)	(995)
Total		(3,137)	(3,034)

Notes to the accounts | Part C – Notes to the Consolidated Profit and Loss Account | 245

SECTION 25

Earnings per share

25.1 Average number of ordinary shares on a diluted basis

	12 mths ended	12 mths ended
	30/6/24	30/6/23 (*)
Net profit	1,273,382	1,025,986
Average number of shares in issue (1)	826,608,063	840,761,242
Average number of potentially diluted shares	6,487,718	4,561,321
Average number of diluted shares	833,095,781	845,322,563
Earnings per share	1.54	1.22
Earnings per share, diluted	1.53	1.21

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.
(1)	The number of shares in issue at 30 June 2024 takes into account the shares repurchased under the buyback plan.

246 | Consolidated financial statements as at 30 June 2024

Part D – Consolidated comprehensive income

Statement of consolidated comprehensive income

		30 June 2024	30 June 2023 (*)
Items		Net Amount	Net Amount
10.	Profit (loss) for the year	1,276,519	1,029,020
	Other comprehensive income not reclassified through profit or loss
20.	Equity securities designated at Fair Value through other comprehensive income:	10,438	18,906
	a) Fair Value changes	(40,564)	(43,652)
	b) transfers to other net equity items	51,002	62,558
30.	Financial liabilities designated at Fair Value through profit or loss (change in own credit quality):	(27,509)	(6,636)
	a) Fair Value changes	(27,509)	(6,636)
	b) transfers to other net equity items	—	—
40.	Hedge accounting of equity securities designated at Fair Value through other comprehensive income:	—	—
	a) Fair Value change (hedged instrument)	—	—
	b) Fair Value change (hedging instrument)	—	—
50.	Tangible assets	—	—
60.	Intangible Assets	—	—
70.	Defined benefit plans	258	1,012
80.	Non-current assets and asset groups held for sale	—	—
90.	Portion of valuation reserves of equity-accounted investments	(15,268)	46,091
100.	Financial costs or revenues relating to insurance contracts issued	—	—
110.	Income taxes relating to other income items not reclassified through profit or loss	—	—
	Other income items through profit or loss
120.	Hedging of foreign investments:	—	319
	a) Fair Value changes	—	319
	b) transfer to profit or loss	—	—
	c) other changes	—	—
130.	Currency exchange gains / losses:	6,515	1,172
	a) Fair Value changes	—	—
	b) transfer to profit or loss	—	—
	c) other changes	6,515	1,172
140.	Cash flow hedging:	(158,734)	96,448
	a) Fair Value changes	(158,734)	96,448
	b) transfer to profit or loss	—	—
	c) other changes	—	—
	of which: income (expense) of net positions	—	—
150.	Hedging instruments (not designated items):	—	—
	a) Fair Value changes	—	—
	b) transfer to profit or loss	—	—
	c) other changes	—	—
160.	Financial assets (other than equity securities) measured at Fair Value through other comprehensive
	income:	42,847	(8,210)
	a) Fair Value changes	28,381	(10,584)
	b) transfer to profit or loss	14,466	2,374
	- credit risk adjustments	1,337	(480)
	- gains/losses on disposals	13,129	2,854
	c) other changes	—	—
170.	Non-current assets and asset groups held for sale:	—	—
	a) Fair Value changes	—	—
	b) transfer to profit or loss	—	—
	c) other changes	—	—
180.	Portion of valuation reserves of equity-accounted investments:	18,667	(457,415)
	a) Fair Value changes	—	—
	b) transfer to profit or loss	—	—
	- impairment losses	—	—
	- gains/losses on disposals	—	—
	c) other changes	18,667	(457,415)
190.	Financial costs or revenues relating to insurance contracts issued	—	—
	a) Fair Value changes	—	—
	b) transfer to profit or loss	—	—
	c) other changes	—	—
200.	Financial costs or revenues relating to insurance contracts ceded	—	—
	a) Fair Value changes	—	—
	b) transfer to profit or loss	—	—
	c) other changes	—	—
210.	Income taxes relating to other income items reclassified through profit or loss	—	—
220.	Total other income items	(122,786)	(308,313)
230.	Comprehensive income (Headings 10 +190)	1,153,733	720,707
240.	Consolidated comprehensive income attributable to minority interests	3,118	3,628
250.	Consolidated comprehensive income attributable to the parent company	1,150,615	717,079

(*)	The data as at 30 June 2023 were restated following the entry into force of the eighth update of Bank of Italy Circular No. 262/2005, which transposed the new standard IFRS 17 – Insurance Contracts.

Notes to the accounts | Part D – Comprehensive consolidated profit and loss account | 247

Part E – Information on risks and related hedging policies

INTRODUCTION

As part of the Group’s risks governance process, a key role is played by the Risk Management unit, which identifies, measures and monitors all the risks to which the Banking Group (or, the “Group”) is exposed, and manages and mitigates them in co-ordination with the various business areas. The unit’s main duties and responsibilities are described below, along with its characteristics in terms of independence, plus an indication of the role of the other company units in risk management(55).

For the qualitative disclosure, please refer to Section 2 - Consolidated prudential risks.

SECTION 1

Consolidated accounting risks

The accounting consolidation area includes the line-by-line consolidation of the subsidiary Compass RE (insurance companies), of the subsidiaries excluded from the Banking Group as per the Register of Banking Groups of the Bank of Italy (Compass Rent, MBContact Solutions, and RAM UK), and minor subsidiaries (Quarzo S.r.l., MBUSA, MB Covered, MB Immobiliere, MB Funding LUX, Spafid SIM, Spafid Trust, MA USA and Compass Link), which due to immateriality, as provided for in Article 19 of the CRR, are, instead, consolidated with the equity method within the prudential scope of application.

(55)	For discussion of credit risk, reference is made to section 2, “Prudential consolidation risks”, sub-section 1.1, “Credit risk: Qualitative information”, § 2, “Credit risk management policies”; for discussion of market risks, reference is made to sub-section 1.2, “Market risks”; on exchange rate risks, see § 1.2.3, “Exchange rate risk”; on liquidity risk, see section 1.4, “Liquidity risk”; and on operational risks, see section 1.5, “Operational risks”.

248 | Consolidated financial statements as at 30 June 2024

QUANTITATIVE INFORMATION

A. Credit quality

A.1 Non-performing and performing exposures: amounts, value adjustments, trends and segmentation by earnings

A.1.1 Financial assets by portfolio and credit quality (book value)

				Overdue non-	Overdue	Other
			Unlikely to	performing	performing	performing
Portfolio/quality		Bad loans	pay	exposures	exposures	exposures	Total
1.	Financial assets measured at amortized cost	29,626	231,423	152,604	207,159	63,538,124	64,158,936
2.	Financial assets measured at Fair Value through other comprehensive income	—	—	—	—	6,649,463	6,649,463
3.	Financial assets designated at Fair Value	—	—	—	—	719,215	719,215
4.	Other financial assets mandatorily measured at Fair Value	—	—	—	—	1,938	1,938
5.	Financial assets held for sale (*)	—	—	—	—	—	—
Total 30 June 2024		29,626	231,423	152,604	207,159	70,908,740	71,529,552
Total 30 June 2023		279,711	216,091	117,421	244,388	68,283,327	69,140,938

(*)	The amount of non-performing loans as at 30 June 2023 included NPLs acquired by Revalea in an amount of €238.8m.

Overdue performing loans concern overdue performing loans and mainly refer to factoring (€58.1m, 0.8% of total performing loans of the segment) and mortgage loans (€58.8m, i.e. 0.8%). The item also includes net exposures being renegotiated under the terms of collective agreements amounting to €91.2m, consisting primarily of mortgage loans (€90.3m). Of the overdue performing loans, the instalments actually unpaid stood at 28% (gross value of €73.1m).

Notes to the accounts | Part E - Information on risks and related hedging policies | 249

A.1.2 Financial assets by portfolio/credit quality (gross/net values)

		Non-performing					Performing
Portfolio/quality		Gross exposure	Overall value adjustments	Net exposure	Overall partial write-offs	Gross exposure	Overall value adjustments	Net exposure	Total (Net exposure)
1.	Financial assets measured at amortized cost	1,330,078	(916,425)	413,653	945	64,446,106	(700,823)	63,745,283	64,158,936
2.	Financial assets measured at Fair Value through other comprehensive income	—	—	—	—	6,657,116	(7,653)	6,649,463	6,649,463
3.	Financial assets designated at Fair Value	—	—	—	—	X	X	719,215	719,215
4.	Other financial assets mandatorily measured at Fair Value	6,636	(6,636)	—	—	X	X	1,938	1,938
5.	Financial assets held for sale	—	—	—	—	—	—	—	—
Total 30 June 2024		1,336,714	(923,061)	413,653	945	71,103,222	(708,476)	71,115,899	71,529,552
Total 30 June 2023		1,582,068	(968,845)	613,223	3,662	68,709,039	(721,911)	68,527,715	69,140,938

		Assets with obviously poor credit quality		Other assets
Portfolio/quality		Minusvalenze cumulate	Net exposure	Net exposure
1.	Financial assets held for trading	—	—	11,622,385
2.	Hedging derivatives	—	—	560,457
Total 30 June 2024		—	—	12,182,842
Total 30 June 2023		—	—	9,672,011

Net non-performing assets as at 30 June 2023 include €238.8m in the portfolio of Revalea sold in October of the previous year.

250 | Consolidated financial statements as at 30 June 2024

Information on sovereign debt exposures

A.1.2a Exposures to sovereign debt securities by state and portfolio (*)

		Non-performing				Performing
Portfolio/quality		Gross exposure	Individual adjustments	Portfolio adjustments	Net exposure	Gross exposure	Portfolio adjustments	Net exposure	Total Net exposure (1)
1.	Financial assets held for trading	—	—	—	—	X	X	1,498,038	1,498,038
	France	—	—	—	—	X	X	1,220,030	1,220,030
	Germany	—	—	—	—	X	X	(26,761)	(26,761)
	Italy	—	—	—	—	X	X	76,928	76,928
	Belgium	—	—	—	—	X	X	135,073	135,073
	Other	—	—	—	—	X	X	92,768	92,768
2.	Financial assets measured at Fair Value through other comprehensive income	—	—	—	—	5,640,627	—	5,640,627	5,640,627
	Italy	—	—	—	—	3,394,098	—	3,394,098	3,394,098
	Germany	—	—	—	—	1,132,387	—	1,132,387	1,132,387
	United States	—	—	—	—	537,473	—	537,473	537,473
	Spain					249,787		249,787	249,787
	Other	—	—	—	—	326,882	—	326,882	326,882
3.	Financial assets measured at amortized cost	—	—	—	—	3,213,979	—	3,213,979	3,213,979
	Italy	—	—	—	—	1,985,197	—	1,985,197	1,985,197
	Germany	—	—	—	—	49,202	—	49,202	49,202
	United States	—	—	—	—	506,751	—	506,751	506,751
	France	—	—	—	—	640,696	—	640,696	640,696
	Other	—	—	—	—	32,133	—	32,133	32,133
Total 30 June 2024		—	—	—	—	8,854,606	—	10,352,644	10,352,644

(*)	This does not include financial or credit derivatives.
(1)	The net exposure includes positions in securities (long and short) measured at Fair Value (including the outstanding accrual) except for assets held to maturity which are measured at amortized cost, whose implied Fair Value is €-47m.

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A.1.2b Exposures to sovereign debt securities by portfolio of financial assets (*)

	Trading Book (1)			Banking Book (2)
Portfolio/quality	Nominal Value	Book Value	Duration	Nominal Value	Book Value	Fair Value	Duration
Italy	1,116,469	1,220,030	0.69	5,459,426	5,379,295	5,349,168	4.08
United States	(23,731)	(26,761)	0.76	1,170,000	1,181,589	1,181,231	2.38
Germany	83,800	76,928	3.11	1,060,000	1,044,224	1,038,474	2.11
France	—	—	—	906,119	890,482	880,817	1.39
Other	235,032	227,841	—	353,091	359,015	358,147	—
Total 30 June 2024	1,411,570	1,498,038	—	8,948,636	8,854,605	8,807,837	—

(*)	This figure does not include forward sales with a notional amount of €354m.
(1)	This item does not include sales on the Bund/Bobl/Schatz future (Germany) for €2.5m (with a negative Fair Value of €0.1m) and sales on the BTP future (Italy) for €604m (with a positive Fair Value of €3.5m); moreover, net hedging purchases of €485m, €360m of which attributable to Germany country risk, were not counted.
(2)	This item does not include the instrument linked to the appreciation of Greek GDP (referred to as “GDP Linkers Securities”) with a notional amount of €127m.

B. Information on structured entities

In accordance with the provisions of IFRS 12, the Group treats the entities it sets up in order to achieve a limited and well-defined objective regulated by contractual agreements that often impose narrow restrictions on the decision-making powers of its governing bodies as structured entities (i.e. special purpose vehicles, SPV, or special purpose entities, SPE). Such entities are structured to ensure that the voting rights (or similar) are not the main factor in establishing who controls them (the relevant activities are often governed by contractual agreements agreed when the entity itself is structured and are therefore difficult to change).

B.1 Consolidated structured entities

As stated in Part A – Section 3 of the Notes to the Accounts, the securitization SPVs instituted pursuant to Italian law 130/99, namely Quarzo S.r.l. and MB Funding Lux S.A., a company incorporated under Luxembourg law and 100%-owned by Mediobanca S.p.A., are included in the Group’s area of consolidation.

B.2 Structured entities not consolidated in accounting terms

The Group has no other interests in the capital of structured entities to report, apart from the stock units held in UCITs in connection with its activities as sponsor (Premier Mediobanca!, CMB Monaco, Polus Capital Management and RAM

252 | Consolidated financial statements as at 30 June 2024

Active Investments) and as investor in funds promoted by Mediobanca S.p.A., which include Seed Capital activities for funds managed by Group companies.

B.2.1 Structured entities consolidated prudentially

As at 30 June 2024 there was no disclosure to be made as no instances of this type of interest apply.

B.2.2 Other structured entities

QUALITATIVE INFORMATION

The Group’s operations are performed through special purpose vehicles (SPVs), as follows:

UCITS

With regard to RAM Active Investments SA funds, the Parent Company subscribed to investments for a NAV of €167.5m, which concerns RAM Global Sustainable Income Equities (€16.4m), RAM Stable Climate Global Equities (€35.1m), RAM Global Multi-Asset (€38.9m), RAM Asia Bond Total Return (€16.5m), RAM Mediobanca Strata UCITS Credit (€60.6m); all of the above investments are UCITS established under Luxembourg law with a NAV calculated daily, to which direct investments of €3m should be added.

With regard to Polus Capital Management, the Group had investments of €224.4m in place (€163.3m as at 30 June); specifically, the Parent Company invested €80.9m in the credit fund Polus European Loan Fund and €44.8m in the CLO vehicles called CLI Holdings I (€7.8m) and CLI Holdings II (€37m),(56)  to which the following two new investments were added starting from the year under review: €84.7m in the new Luxembourg closed-end alternative fund Polus Special Situations Fund(57) subscribed by Mediobanca International

(56)	For the latter, it should be noted that during the financial year, a hedging transaction was negotiated with a major insurance company via insurance policy for an initial €25m. For further details, please refer to Section C-Securitization Transactions.
(57)	With regard to the PSSF structure, investments are made through three Feeder funds (société en commandite spéciale) denominated in various currencies (USD, EUR, GBP) and flow into a Master fund (also société en commandite spéciale) denominated in Euros which implements the investment strategy. The General Partner of the fund is Polus Special Situations Fund (GP) S.A.R.L, which is responsible for the operation of the fund, but does not make investments and has no economic interest in it. Polus Capital Management Limited is the Portfolio Manager of PSSF.

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Luxemburg; new CLO operations in the United States (whose first transaction in the warehousing phase), which had an outlay of €9.1m.(58)

With regard to the funds managed by Mediobanca SGR and Mediobanca Management Company, the Group subscribed to funds for €23.1m (€38.4m at 30 June), which included €13.6m subscribed by the Parent Company mainly in the Mediobanca Euro High Yield (€4.6m) and Mediobanca Social Impact (€8.2m) funds, in addition to investments of €7.5m subscribed by Mediobanca Premier in the Mediobanca Schroder Diversified Income Bond ESG bond fund.

CMB Monaco placed four segments of CMB Global Lux (a company authorized under Luxembourg law) with its clients; the SICAV is managed by CMB Monaco itself, while the management and custody of the funds is the responsibility respectively of its subsidiary CMG Monaco and CACEIS Luxembourg. As at 30 June 2024, the Parent Company held no investment in the segments referred to above.

Mediobanca also invests in the Negentropy RAIF fund, an alternative investment fund incorporated under Luxembourg law managed by Negentropy Capital Partners Limited, with an investment of €61.3m (€64.1m as at 30 June last).

The process of delegating and sub-delegating investment activities, along with the broad powers of discretion afforded to delegates and the temporary nature of the investments mean that the ability to impact on returns stipulated by IFRS 10 as a precondition for establishing control of SICAVs does not apply in these cases; hence Mediobanca does not have direct control.

Asset-backed SPEs

The entities in this case have been set up to acquire, build or manage physical or financial assets, for which the prospect of recovering the credit concerned depends largely on the cash flows to be generated by the assets.

As part of its ordinary lending operations, the Group finances asset-backed SPEs but without holding any form of direct equity stake or interest in them, hence this does not qualify as acting as sponsor.

(58)	€4.5m of which subscribed by the Parent Company and €4.7m directly by Polus.

254 | Consolidated financial statements as at 30 June 2024

Hold to Collect lending transactions, recorded under asset Heading 40, “Financial assets measured at amortized cost – due from customers: composition”, in which the Group is the sole lender, involve an amount of €620.6m.

QUANTITATIVE INFORMATION

Balance-sheet item/SPE type	Accounted for under asset heading	Total assets (A)	Accounted for under liability heading	Total liabilities (B)	Net asset value (NAV) (C=A-B)	Maximum exposure to risk of loss (D)	Difference between exposure to risk of loss and NAV (E=D-C)
Polus European Loan Fund	Financial assets mandatorily measured at Fair Value	80,949	—	—	80,949	80,949	—
Cairn Loan Investments Holding I	Financial assets mandatorily measured at Fair Value	7,823	—	—	7,823	7,823	—
Cairn Loan Investments Holding II	Investments measured using the Equity Method under IAS 28	37,003	—	—	37,003	37,003	—
Polus Special Situations Fund	Financial assets mandatorily measured at Fair Value	84,734	—	—	84,734	84,734	—
US CLO	Financial assets mandatorily measured at Fair Value	9,159	—	—	9,159	9,159	—
Other Cairn Funds	Financial assets mandatorily measured at Fair Value	4,719	—	—	4,719	4,719	—
RAM Mediobanca Strata UCITS Credit Fund	Financial assets mandatorily measured at Fair Value	60,642	—	—	60,642	60,642	—
RAM — Asia Bond Total Return	Financial assets mandatorily measured at Fair Value	16,523	—	—	16,523	16,523	—
RAM — Global Sustainable Income Equities	Financial assets mandatorily measured at Fair Value	16,338	—	—	16,338	16,338	—
RAM — Global Multi—Asset	Financial assets mandatorily measured at Fair Value	38,852	—	—	38,852	38,852	—
RAM Stable Climate Global Equities	Financial assets mandatorily measured at Fair Value	35,115	—	—	35,115	35,115	—
Mediobanca Schroder Diversified Income Bond ESG	Financial assets mandatorily measured at Fair Value	7,530	—	—	7,530	7,530	—
Mediobanca Social Impact	Financial assets mandatorily measured at Fair Value	8,247	—	—	8,247	8,247	—
Mediobanca Fondo per le Imprese II	Financial assets mandatorily measured at Fair Value	776	—	—	776	776	—
Mediobanca Euro High Yield	Financial assets mandatorily measured at Fair Value	4,586	—	—	4,586	4,586	—
Negentropy RAIF Fund	Financial assets mandatorily measured at Fair Value	61,265	—	—	61,265	61,265	—
CMG Funds	Financial assets mandatorily measured at Fair Value	49	—	—	49	49	—
Asset-backed SPEs	Financial assets at amortized cost	620,610	—	—	620,610	620,610	—

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B.2 Leveraged finance transactions

The scope of Leveraged Transactions, according to the ECB definition, concerned exposures to counterparties with sub-investment grade ratings and:

–	whose ratio between the total committed gross debt and EBITDA, at the time of disbursement, was 4 times higher (if it is 6 times higher, the transactions would be classified as “Highly Leveraged Transactions”), or;

–	Group Legal Entities (with more than 50% of the share capital) owned or possessed by a financial sponsor.

At 30 June 2024, the total exposure of Leveraged Transactions amounted to €2,452m,(59) a decrease of 45% on the previous year representing 16% of the total Corporate Loan portfolio, i.e. approximately 5% of the Group’s RWA.

The portion of “Highly Leveraged Transactions” (HLT) amounted to €1,119m (with an impact of 15% on CET1), down compared to June 2023 (respectively €1,845m); of these only €87m were “Pure LBOs” compared to an NPL share which was significantly reduced from €112m to €12m.

The leveraged exposure is mainly related to the Corporate (51%), Holding (33%) and Infrastructure (11%) categories.

During the financial year, overall new loans of €152m were recorded, offsetting terminations and net repayments of €1,793m. Exits from the Leveraged scope due to an improvement in the classification parameters amounted to €350m.

Compared to the previous financial year, the incidence on the Leverage Finance portfolio of exposures with a “B” rating decreased from 21% to 5%, mainly due to certain repayments.

(59)	This includes off-balance sheet exposures (commitments and derivatives) of €938m.

256 | Consolidated financial statements as at 30 June 2024

SECTION 2

Prudential consolidation risk (*)

1.1 CREDIT RISK

QUALITATIVE INFORMATION

Although risk management is the responsibility of each individual business unit, the Risk Management Unit presides over the functioning of the Group’s risk system, defining the appropriate global methodologies for measuring risks, current and future, in conformity with the regulatory requirements and the Group’s own operating choices identified in the RAF,(60) monitoring risks, and ascertaining that the various limits established for the various business lines are complied with.

Risk Management is organized around local teams based at the various Group companies, in accordance with the principle of proportionality, under the co-ordination of the Risk Management unit at Parent Company Mediobanca S.p.A. (the “Group Risk Management Unit”), which also performs specific activities for the Parent Company scope of risk, in the same way that the local teams do for their own companies. The Group Risk Management unit, reporting directly to the Chief Executive Officer and under the direction of the Group Chief Risk Officer, is made up of the following organizational units:

i) Risk Integration, which manages relations with the Supervisory Authorities and carries out the Group’s integrated processes (ICAAP, RAF, Recovery Plan); ii) Risk Transformation, responsible for developing, coordinating, streamlining and standardizing the evolution of IT within Risk Management; iii) CIB Credit Risk Management, responsible for defining and monitoring credit strategies and quantitative methodologies for measuring and managing credit risks; iv) Credit Risk Management, which is responsible for carrying out credit risk analysis, assigning internal ratings to counterparties and loss parameter in the event of insolvency; v) Retail Credit Risk Management, for the supervision of subsidiaries

(*)	The companies Compass RE, Compass Rent, MBContact Solutions, RAM UK, Quarzo S.r.l., MBUSA, MB Covered, MB Immobiliere, MB Funding LUX, Spafid SIM, Spafid Trust, MA USA, Compass Link, and Soisy are not included in the prudential consolidation scope. Please see Section 1 - Consolidated Accounting Risks in this Part E.
(60)	On 27 June 2024, the Board of Directors approved the Policy update on the definition of Risk Appetite and calibration of the risk appetite statement (RAS). In this Framework, based on the strategic plan and the maximum tolerable risk, the Group defines the level and type of risks which the Bank intends to assume, plus any objectives, tolerance thresholds and operating limits to be complied with under normal operating and stress conditions.

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operating in retail credit; vi) Financial Risk Management, which is responsible for monitoring market and counterparty risks, asset and liability management, monitoring liquidity risks and validating Fair Value methodologies; vii) Non-Financial Risk Management, responsible for monitoring operational and fraud risks, risks related to the distribution of investment products and services to customers, IT and security risks, as well as outsourcing risks; viii) Internal Validation & Control, which defines the methodologies, processes, tools and reporting used in internal validation activities, carries out the validation of the Group’s risk measurement systems, defines and carries out control activities regarding the Parent Company’s main credit processes.

With regard to the authorization process for the use of internal models for the calculation of regulatory capital requirements due to credit risk, please refer to paragraph “E. Prudential consolidation – credit risk measurement models”.

Impacts arising from the war in Ukraine and the Middle East

The Group’s portfolio does not show significant direct credit exposures to the Russian Federation, Ukraine and Belarus, nor to the Middle East.

The exposures as at 30 June 2024 confirmed those of the previous year and concerned approximately €13m in Corporate and Investment Banking, €366.7m in Private loans (€307m) and €92m in Retail (substantially unchanged).

The CIB direct exposure was provided by Mediobanca International and is classified at Stage 3 but is covered by insurance (Sace).

Private Banking exposures concern 65 households of CMB Monaco customers of Russian or Ukrainian nationality, most of whom reside in Europe or in any case abroad (only 5 households in reference to persons residing in the Russian Federation remain for €6.7m); however, these are largely loans secured by prestigious properties in the Monaco – Côte d’Azur area and/or by financial instruments deposited with the Bank (sureties altogether established on such exposures entail a limited Loan to Value, under 40%).

Retail Banking exposures concerned Compass clients (€61.8m) and Mediobanca Premier clients (€30m), classified according to their Russian and Ukrainian nationality, even though residing in Italy in nearly all cases.

258 | Consolidated financial statements as at 30 June 2024

2. Credit risk management policies

2.1 Organizational aspects

The Group has adopted a risk governance and control system structured across a variety of organizational units involved in the process, ensuring that all relevant risks to which the Group is or might be exposed are managed effectively, and at the same time guaranteeing that all forms of operations are consistent with their own risk appetite.

The Board of Directors, in view in particular of its role of strategic supervision, is responsible for approving strategic guidelines and directions of the Risk Appetite Framework (RAF), the adoption of Internal Rating Systems (IRB) at the Parent Company level and the Roll-Out Plan for gradually extending the IRB approach across the whole Group, business and financial plans, budgets, risk management and internal control policies, and the Recovery Plan drawn up in accordance with the provisions of the Bank Recovery and Resolution Directive (Directive 2014/59/EU).

The Risk Committee assists the Board of Directors in performing monitoring and investigation duties in respect of internal controls, risk management, and accounting infrastructure. The Statutory Audit Committee supervises the risk management and control system as defined by the RAF and the internal controls system, assessing the effectiveness of the structures and units involved in the process and coordinating them.

As part of the Parent Company’s risk governance system, the following managerial committees have specific responsibilities in the processes of taking, managing, measuring and controlling risks: Group Risk Management Committee, responsible for issuing guidance at the Group level in respect of all risks (not including the risk of conduct); Credit and Market Committee, with decision-making powers over credit, counterparty and market risks; New Operations Committee, for the preventive evaluation of new activities and approval of the entry into new sectors, new products and related pricing models.

2.2 Management, measurement and control systems

In the process of defining its Risk Appetite Framework (“RAF”), Mediobanca has determined the level of risk (overall and by individual type) which it intends to assume in order to pursue its own strategic objectives, and has identified the

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metrics to monitor and the relevant tolerance thresholds and risk limits. The RAF is the framework which links risks to the company’s strategy (translating mission and strategy into qualitative and quantitative risk variables) and risk objectives for the company’s operations (translating risk objectives into limits and incentives for each area).

As required by the prudential regulations, the formalization of risk objectives, through definition of the RAF, which are consistent with the maximum risk that can be taken, the business model and strategic guidance is a key factor in establishing a risk governance policy and internal controls system with the objective of enhancing the bank’s capability in terms of governing its own company risks, and also ensuring sustainable growth over the medium and long term. In this connection, the Group has developed a Risk Appetite Framework governance model which identifies the roles and responsibilities of the Corporate Bodies and units involved, with co-ordination mechanisms instituted to ensure the risk appetite is suitably incorporated into the management processes.

In the process of defining its Risk Appetite, the Parent Company:

–	identifies the risks which it is willing to assume;

–	defines, for each risk, the objectives and limits in normal and stressed conditions;

–	identifies the action necessary to bring the risk back within the set objective.

To define the RAF, based on the strategic positioning and risk profile set by the Group as its objective, the Risk Appetite statement is structured into metrics and risk thresholds, to be identified with reference to the following framework risk pillars, in line with best international practice: capital adequacy, liquidity and funding adequacy, profitability, bank-specific factors and non-financial risks. The Board of Directors has a proactive role in defining the RAF, guaranteeing that the expected risk profile is consistent with the Strategic Plan, budget, ICAAP and Recovery Plan, and structured into adequate and effective metrics and limits. For each pillar analysed, the risk assumed is set against a system of objectives and limits representative of the regulatory restrictions and the Group’s general attitude towards risk, as defined in accordance with the strategic planning, the internal capital adequacy assessment process (ICAAP), the internal liquidity adequacy assessment (ILAAP) and risk management processes.

260 | Consolidated financial statements as at 30 June 2024

In addition to identifying and setting the risk appetite parameters, the Bank also governs the mechanisms regulating the governance and processes for establishing and implementing the RAF, in terms of updating/reviewing, monitoring, and reporting to the Committees and Corporate Bodies. Based on its operations and the markets in which it operates, the Group has identified the relevant risks to be submitted to specific assessment in the course of the reporting for the ICAAP (Internal Capital Adequacy Assessment Process),(61) appraising its own capital adequacy from both a present and future perspective which takes into account the strategies and development of the reference scenario. As required by the provisions of the Capital Requirements Directive IV (“CRD IV”), the Group prepares an Internal Liquidity Adequacy Assessment Process document (ILAAP), describing the set of policies, processes and instruments put in place to govern liquidity and funding risks. The Group’s objective is to maintain a level of liquidity that enables it to meet ordinary and extraordinary payment obligations, while minimizing costs at the same time. The Group’s liquidity management strategy is based on the desire to maintain an appropriate balance between potential inflows and potential outflows, in the short and the medium/long term, by monitoring both regulatory and management metrics, in accordance with the risk profile defined as part of the RAF.

2.3 Methods for measuring expected losses

Under IFRS 9 “Financial Instruments”, assets not measured at Fair Value on a regular basis (i.e. financial assets and liabilities measured at amortized cost and off-balance sheet exposures) must be tested for impairment based on expected losses.

The internal rating models are the baseline instrument for determining the risk parameters to be used in calculating expected losses, subject to the regulatory indicators being adjusted for aspects which are not suitable to be used directly in an accounting environment (e.g. in some cases reconverting the data to reflect a “point-in-time” approach). Under IFRS 9, expected losses are calculated as the product of the PD, LGD and EAD metrics. This calculation is based on the residual life for instruments that have undergone a significant risk deterioration (referred to as “Stage 2”) or that show objective signs of deterioration (“Stage 3”) and over a 12-month horizon for instruments that do not fall into the previous categories (“Stage 1”). For off-balance sheet exposures,

(61)	In line with the provisions of the Bank of Italy contained in Circular No. 285 “Supervisory instructions for banks” of 17 December 2013 and subsequent updates.

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credit conversion factors arising from internal models are used to calculate expected losses; if there are no specific models, the factors associated with the standard EAD calculation are used.

The Group adopts qualitative and quantitative criteria to establish whether there has been a significant increase in credit risk (SICR), using backstop indicators, such as accounts which are thirty or more days overdue or have been classified as forborne, to assess whether or not they should be treated as Stage 2. Cases of low-risk instruments at the recording date are identified, compatible with classification as Stage 1 (low credit risk exemption), where there is a BBB-rating on the Standard & Poor’s scale, or a corresponding internal PD estimate.

Consistent with the options granted by IFRS 9, a change in forward-looking PD is used as the benchmark quantitative metric for measuring the Significant Increase in Credit Risk (SICR) for the purpose of identifying positions to be classified as Stage 2. The Group is transitioning to a method that involves the comparison of lifetime PDs between reference and origination dates, abandoning the use of twelve-month PDs. Compass and Mediobanca Premier applied this new method as of the year under review; with regard to Mediobanca, the preliminary assessments conducted revealed no material changes. The change in Lifetime PD selected to determine reclassification to Stage 2, and the qualitative elements observed, are specific to each Group company.

Provisioning reflects the sum of the expected credit losses (over a time horizon of twelve months or based on a lifetime approach(62) depending on the relevant Stage), discounted at the effective interest rate. The expected credit loss is the result of a joint assessment of three scenarios, a baseline scenario and two alternative scenarios. The scenarios, drawn up at Group level, are revised at least once every six months. In particular, scenarios are defined by the designated Group Economic and Macro Strategy (GEMS) unit, which is also responsible for assigning the relevant weights.

The weights of the scenarios used in determining ECL were set at 55% for the base scenario; 15% for the mild-positive scenario and 30% for the mild-negative scenario; the values represent the subjective probability of occurrence, quantified analytically by the GEMS unit based on the statistical distribution of previous estimate errors.

(62)	The lifetime approach considers the contractual expiry of the exposure where possible. For products which do not have a contractual expiry date (e.g. credit cards, bill repayment plans, cancellable credit lines, current accounts or overdrafts on current account), the calculation is made over a 12-month time horizon.

262 | Consolidated financial statements as at 30 June 2024

The Mediobanca Group uses additional provisions (overlays). Overlays were applied in the Corporate division (including Factoring and Leasing) concerning sectors particularly exposed to inflationary pressure in order to measure any risk peaks that the quantitative methodology captures only on an average basis. Overlays were maintained for retail positions (Consumer Banking and mortgage loans) against uncertainties of the macroeconomic framework, in continuity with the previous year; with reference to the Consumer Banking sector, the reduction of the overlay stock is linked to the absorption of ECLs as per the model for the rise of PD towards structural levels. The Group is reviewing the relevant internal regulations, among other things with the aim of strengthening its overlay governance in terms of both the decision-making process and possible scenarios, which will be implemented during the year 2024-2025 while addressing other areas for improvement that emerged after the ECB’s regular inspection activities.

With regard to the calculation of ECLs, sensitivity analyses were also carried out with respect to possible alternative macroeconomic scenarios in order to assess how the forward-looking factors could affect expected losses in different scenarios based on consistent forecasts during the evolution of the various macroeconomic factors. The number of possible interrelations between the individual macroeconomic factors is so high that a sensitivity analysis of expected losses based on one factor alone is practically meaningless. In particular, the impact resulting from applying the risk parameters obtained respectively through the adoption of a baseline scenario and two alternative scenarios, mild-positive and mild-negative, was estimated in terms of ECLs.

The analysis covered the exposures of the Group’s main portfolios: the Wholesale portfolio of Mediobanca S.p.A. and Mediobanca International, Mediobanca Private Banking portfolio, Mediobanca Premier mortgages, Compass consumer credit, MBFACTA factoring, Selma BPM leases.

The ECL calculated when the baseline scenario occurs resulted in a +0.4% change compared to the pre-overlay ECL. The ECL calculated with the mild-negative (mild-positive) scenario resulted in a +2.3% (-1.6%) change in the post-overlay ECL.

If one of the mild-negative, baseline and mild-positive scenarios occurs with certainty, the relative change in the Stage 2 exposure as a percentage of the

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performing exposure (gross carrying amount), including both on-balance-sheet and off-balance-sheet exposures, is +1%, -0.8% and -2% respectively.

2.4 Credit risk mitigation techniques

The Group has put in place a system for managing credit risk mitigation techniques, which covers the entire process of obtaining, assessing, supervising and implementing the mitigation instruments in use. The requirements for eligibility of collateral and guarantees are set out in Regulation (EU) 575/2013 of the European Parliament and of the Council as amended (the “CRR”). The Group has also compiled specific criteria by which collateral not recognized for regulatory purposes may in any case be recognized at the operating level as effective to mitigate credit risk.

The use of financial instruments or of moveable and immoveable assets as collateral and of personal guarantees is widespread in lending activity. In particular:

–	mortgage guarantees: when mortgages are taken out, valuations are required from independent experts; specific procedures are also in place to calculate the Fair Value of the asset and monitor it at regular intervals, based on market indicators furnished by external information providers; further valuations are also required in cases where significant departures are noted from the most recent valuation available;

–	pledges: pledges are valued according to the market value for listed financial instruments, or on the basis of their expected realizable value; prudential haircuts are then applied to the values thus calculated which differ according to the financial instruments over which the pledge has been made.

The Group also adopts risk mitigation policies by entering into netting and collateral agreements, verifying whether the agreements are legally valid and meet the regulatory criteria to be recognized for prudential purposes.

Credit Risk Mitigation activities are governed by specific Directives adopted by the Group companies concerned. The specific nature of the products originated by the individual businesses and the forms of collateral securing them, as well as the different organizational models necessarily adopted by the various Group Legal Entities, means that different CRM processes must coexist within the Group as a whole. In particular, the phases of obtaining the collateral, checking, reporting and assessing its eligibility may be performed by different

264 | Consolidated financial statements as at 30 June 2024

units. However, the role of Risk Management unit in setting eligibility criteria for regulatory and management purposes remains central, and the Group Risk Management unit is responsible for supervising overall consistency in this area. Controls of the mitigation instruments are included in the general risk control and management framework.

In Private Banking in particular, the situations most at risk have been identified, and for “Lombard” credit in particular work has begun quickly on restoring the collateral margins typically associated with this form of credit. The overall exposure reflects both portfolio diversification for the collateral and the haircuts required when the lending value is determined.

3. Non-performing credit exposures

The Group is distinguished by its prudent approach to risk, which is reflected in the fact that its overdue exposure levels (Non-performing loan - NPL) are among the lowest seen in the Italian national panorama. The Group’s management of non-performing loans also helps to keep their level low on the books, including the use of different options typically available, such as disposals (of both individual assets and portfolios), collateral enforcement, and negotiation of restructuring agreements.

The Group uses a single, like-for-like definition for the concepts of “default” as defined by the regulations on regulatory capital requirements, “non-performing”, used for supervisory reporting statistics, and Stage 3 assets, or “credit-impaired” assets, as defined by the accounting standards in force. In this regard, the Group has implemented the EBA Guidelines on the adoption of the definition of default (EBA/GL/2016/07), Delegated Regulation (EU) 2018/171 of the Commission of 19 October 2017, and Regulation (EU) 2018/1845 of the ECB of 21 November 2018. In line with these principles, instances of assets which qualify as “non-performing” include:

–	exposures identified using the 90 days past due principle, based on which the regulations referred to above have standardized the calculation criteria in use at EU level (in particular with reference to the applicable materiality thresholds, and the irrelevance of which instalment in particular is established as being past due for calculation purposes);

–	cases in which the credit obligation has been sold, leading to material losses in relation to the credit risk;

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–	debt restructuring which entails a cost, i.e. restructuring the debt of a borrower who is in or is about to encounter difficulties in meeting their own financial obligations, which may imply a significantly reduced financial obligation;

–	cases of insolvency or other systems of protection covering all creditors or all unsecured creditors, the terms and conditions of which have been approved by a judge in a court of law or another competent institution;

–	instances identified through other indicators of a borrower being unlikely to pay, such as the enforcement of guarantees, breach of given financial leverage ratios, negative evidence in information systems such as central credit databases, or the borrower’s sources of income suddenly becoming unavailable.

This approach is adopted differently within the individual Group companies, which, depending on the specific monitoring processes they have implemented, may choose to detect non-performing positions before the 90 days past due status by running individual analyses or applying automatic algorithms. Equally, the accounting measurement of non-performing exposures may reflect either the analysis of individual positions, or be based on identifying clusters of similar positions, depending on the specific nature of the Group company’s business.

At the monitoring stage, the write-off for credit losses on financial assets is also assessed, i.e. when in part or in whole. Those write-offs are possible even before completion of the legal action to recover the asset, and this does not necessarily entail waiving the legal right to recover the amount.

In order to adequately monitor the management of NPL portfolios, in recent years, several measures have been issued by the Regulator for the purpose of directing the financial sector towards minimizing their stocks of non-performing portfolios and speeding up recovery. On 26 April 2019, the European Parliament published an amendment to Regulation (EU) 575/2013 (CRR) in the Official Journal with the inclusion of rules to be applied for the coverage of NPLs (referred to as Calendar Provisioning) deriving from loans granted starting from the date of issue of the amended Regulation. For supervisory reporting purposes, Calendar Provisioning requires the full hedging of non-performing loans once they have been held in the portfolio for a defined period.

266 | Consolidated financial statements as at 30 June 2024

4 Financial assets subject to commercial renegotiations and forbearance measures

Financial assets may be subject to contractual amendments based primarily on two different needs: maintaining a mutually satisfactory commercial relationship with clients, or re-establishing/improving the credit position of customers who are facing, or about to face, difficulties in complying with the commitments they have entered into.

The former case, defined as commercial renegotiation, recurs when the client might want to end the relationship, as a result of its credit quality and of favourable market conditions. In a situation such as this, changes can be made at the client’s initiative or on a preventative basis in order to maintain the relationship with the client by improving the commercial terms offered, without prejudice to a satisfactory return on the risk and in compliance with the general strategic objectives (e.g. in terms of target customers).

The second case, which corresponds to the notion of forbearance measure, is detected in accordance with specific regulations when contractual amendments are made or refinancing arrangements are entered into.

For an exposure to be classified as forborne, the Group assesses whether or not such concessions (typically rescheduling expiry dates, suspending payments, refinancing operations or waivers to covenants) occur as a result of a situation of financial difficulty which can be traced to the accumulation, actual or potential (if concessions are not granted), of more than thirty days past due. Assessment of the borrower’s financial difficulties is based primarily on individual analysis carried out as part of corporate banking and leasing business, whereas certain predefined conditions apply in the case of consumer credit activities (for example, observation of deferrals granted) and real estate loans (e.g. whether the borrower has been made unemployed, cases of serious illness and/or divorce and separation).

Both non-performing exposures and exposures whose difficulties are still compatible with their being treated as performing may be classified as forborne. However, as described in the previous sections, a position being assigned the status of “forborne” is considered to be incompatible with its being treated as Stage 1. For this reason, based on the regulations on supervisory statistical reporting, there is a minimum period of time during which an exposure can

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be classified as “forborne” and this is reflected in the prudential transitions between Stages 1, 2 and 3. For instance, when concessions have been made in respect of Stage 2 exposures, these exposures cannot return to Stage 1 in less than two years, in line with the minimum duration requirement of two years provided for the “forborne performing exposure” status (during this period, the status can only be downgraded to reflect the exposure’s transition to non-performing). Similarly, exposures in Stage 3 cannot return to Stage 1 in less than three years, in line with the one-year duration requirement for “forborne non-performing exposure” status, followed (unless the non-performing status needs to be prolonged) by the two-year minimum duration requirement for the “forborne performing exposure” status.

To return to Stage 1, exposures must give proof of having fully recovered their credit quality and the conditions requiring them to be classified as “forborne” must have ceased to apply. Accordingly, monitoring activities over transitions to Stages 2 or 3 are the same as monitoring activities over exposures which have not moved from Stage 1. However, “forborne” exposures that have returned from Stage 3 to Stage 2 are subject to enhanced monitoring, providing that if there is a delay of more than thirty days in payment or if a new forbearance measure is applied, the exposure will immediately return to Stage 3 for prudential purposes.

5 Details by business segment

Corporate activity

The Bank’s internal system for managing, evaluating and controlling its credit risk exposure reflects its traditional policy based on prudence and a highly selective approach: risk assumption is based on an analytical approach grounded on an extensive knowledge of the entrepreneurial, asset and management operations of each financed company, as well as of the economic framework in which it operates. During the analysis, all the necessary documentation was acquired in order to carry out an adequate assessment of the borrower’s credit quality and define the correct remuneration of the risk assumed; the analysis included assessments of the duration and amount of credit lines, monitoring of suitable collateral and use of contractual commitments (covenants) aimed at preventing the deterioration of the counterparty’s credit quality.

With reference to the correct adoption of Credit Risk Mitigation techniques, specific activities are implemented to define and meet all the requirements

268 | Consolidated financial statements as at 30 June 2024

to ensure that the real and personal guarantees have the maximum mitigating effects on the exposures. In particular, during the year under review, these activities focused on measuring the value of financial guarantees and on insurance coverage of Factoring exposures.

To determine credit risk, all counterparties are analysed and an internal rating is assigned by the Risk Management unit on the basis of internal models which take into account the specific quantitative and qualitative characteristics of the counterparty. The proposed transactions are also subject to the application of LGD models where appropriate.

Loans originated by the business divisions are appropriately assessed by the Risk Management unit and regulated in accordance with the powers for approval and management of the most significant transactions, through screening at different operating levels.

The Credit Risk Management unit also carries out a review of the ratings assigned to the counterparties at least once a year. Approved loans must also be confirmed by the approving body with the same frequency.

Expected credit losses is calculated individually for non-performing items and based on PD and LGD indicators of the performing portfolio. For individual provisioning, valuations based on discounted cash flows and ratio analysis balance sheet are applied to businesses under the going-concern assumption, while an asset valuation is used in case of liquidation. With regard to performing loans, the PD parameters are obtained starting from the through-the-cycle rating approach used to develop the internal rating model which is then converted to the point-in-time approach. LGDs are calculated according to the modelling used for regulatory calculation, stripped of elements that are more closely attributable to the requirements for internal models, including, in particular, the 45% floor, the downturn effect, and indirect costs. The parameters used to quantify the expected credit loss (as well as the regulatory parameters) are in any case subject to regular evaluation by corporate units. The forward-looking component of the models is the result of the risk indicators applied to the macroeconomic scenarios defined internally.

In terms of monitoring the performance of individual credit exposures, Mediobanca has adopted an early warning system to identify a list of counterparties (known as the “watch list”) requiring in-depth analysis on account of their

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potential or obvious weaknesses. The exposures identified are then classified by level of alert (Amber or Red for performing accounts, Black for non-performing items) and are reviewed regularly to identify the most appropriate mitigation actions to be taken. The watch list is used to provide qualitative information regarding allocation to Stage 2, which includes counterparties classified as “Amber” or “Red”. All forborne positions are also subject to specific monitoring; it should be noted that forborne positions are also classified in the Watchlist.

Leases

Risk assessment is generally based on individual investigations carried out using methodologies similar to those required for Corporate activities. Furthermore, for small-denomination transactions, valuation and approval are required through the use of a credit-scoring model developed according to an historical series, differentiated by product type and by legal nature of the counterparty (type of requesting company).

The activities of analysis, disbursement, monitoring, and credit risk control are significantly supported by the Company’s Information System; the asset being leased is also subject to a technical assessment.

With a view to aligning risk management with the current complex financial and market scenario, the approval rights have also been revised and the measurement and control processes enhanced through the institution of regular valuations of performing loans, including from an early warning (i.e. watch list) perspective. Disputes are managed in a variety of ways which prioritize either recovery of the amount owed or the asset under lease, according to the specific risk profile of the account concerned.

The quantification of provisions for non-performing accounts requires individual analysis to establish the estimated loss, taking into account the protection value of the assets resulting from regularly updated expert valuations, prudentially revised downwards, and any other form of collateral. Scenarios referred to selling strategies are also factored in. The portfolio of performing assets is valued on the basis of internal PD and LGD parameters. To define the PD parameters, through-the-cycle transition matrices for the management models based on internal data are used, which are then converted to point-in-time versions. The forward-looking component is factored in by applying the macroeconomic scenarios defined internally to the PD estimates. The LGD estimates for the exposures differ according to type of product (vehicle leasing,

270 | Consolidated financial statements as at 30 June 2024

core goods, yachts and property), and are subjected to the same macroeconomic scenarios defined internally to obtain forward-looking data.

In terms of criteria for the transition of leasing transactions to Stage 2, in addition to the positions identified using the PD increase quantitative method, with regard to forborne performing positions, i.e. positions 30 days past due, the evidence deriving from the Parent Company’s watch list for Corporate customers is used (counterparties classified as “Amber” or “Red” will be included in Stage 2).

Consumer credit

Consumer credit operations are performed primarily by Compass, where applications for finance are approved on the basis of a credit scoring system tailored to individual products. The scoring grids have been developed from internal historical series, enhanced by data provided by central credit bureaux. Points of sale are linked electronically to the Company’s headquarters, to ensure that applications and credit scoring results are processed and transmitted swiftly. Under the system of powers for approval assigned by the Company’s Board of Directors, approval is required by the relevant headquarters units for increasing combinations of amount and expected loss, in accordance with the authorization levels established by the Board of Directors.

From the first instance of non-payment, accounts are managed using the entire range of recovery procedures, including postal and telephone reminders, external recovery agents, or legal recovery action. In the presence of minor signs such as queuing (still considered forbearance) or slight but repeated delays in association with negative evidence on external databases, the account is classified as default according to the “unlikely-to-pay” principle. After six unpaid instalments (or four unpaid instalments in particular cases, such as credit cards), the company proceeds to declare that client has lapsed from the time benefit allowed under Article 1186 of the Italian Civil Code. As from the six months after such lapse has been established, accounts for which legal action has been ruled out on the grounds of being uneconomic are sold via competitive procedures to factoring companies, for a percentage of the value of the principal outstanding, which reflects their estimated realizable value.

Provisioning is determined collectively on the basis of PD, LGD and CCF metrics which are estimated using internal models. To estimate PD and LGD parameters for the purpose of calculating lifetime losses, through-the-cycle transition matrices calculated separately by product type were used in line with

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internal operating processes (revolving / balance payment credit cards, special-purpose loans, low-risk personal loans, high-risk personal loans, small tickets and salary-backed loans to public servants, private individuals or retirees). Once the parameters not conditioned by recent historical evidence have been obtained, the forward-looking component is factored in by conditioning PDs, the transition matrices related thereto, and LGDs with specific macroeconomic models based on the Group’s internal scenarios and on recent trends in internal default and loss rates.

In consumer credit, in addition to the quantitative criterion based on changes in the PD on a lifetime basis, specific quality indicators are used to classify exposures as Stage 2, such as the existence of suspension measures, the existence of other non-performing accounts for the same borrower, and evidence of irregularities in payment in the recent past.

Purchased or originated credit impaired assets (i.e. POCI) include loans generated via the “Restructuring” product when generated as forborne non-performing loans. Restructuring is a form of facilitation granted only to “past clients” who, for the most part, had difficulties in continuing to pay their instalments regularly (not yet expired and/or previously unpaid). It consists in the consolidation of the residual debt of one or more files that the client had in place into a single new personal loan (new file) with a new repayment plan and a monthly instalment payment for an amount that is lower than the sum of the instalment payments of the “restructured” files. No additional cash is required. It is not a product provided for commercial purposes, but only for the management of existing exposures. Since the instrument was not born as a modification of an existing loan but as a replacement for one or more previous loans that have been cancelled, the derecognition thereof, combined with the creation of an instrument classified as non-performing, will result in its classification as POCI.

The criteria that may lead a Restructuring to be classified as POCI consider any delays on the positions being terminated, the reasons that led to the restructuring (for example, loss of employment), the “distressed restructured” test and the possibility that the instrument may terminate non-performing loans. The classification as POCI will not preclude the fact that the same loan may later return to being classified as performing according to a curing approach adopted for forborne NPE loans.

272 | Consolidated financial statements as at 30 June 2024

“POCI” assets are valued on the basis of Compass Banca’s IFRS 9 provisioning model, derived from appropriate calibrations of AIRB models, and which includes all the static and trend elements necessary to calculate PD and LGD parameters on a forward-looking basis. Since the value adjustments in POCI instruments are calculated on a lifetime basis, they are written down on the basis of the related LGD (including costs and discounting effect) when they are recognized. In the event of a possible transition to performing they will be still written down on a lifetime basis like Stage 2 loans. Collections will proceed according to expectations also given the relative stability of expected loss parameters confirmed after each half-yearly update.

Factoring

Factoring, a business in which MBFacta specializes, includes both traditional factoring (i.e. acquisition of short-term trade receivables, often backed by insurance cover) and instalment factoring (acquiring loans from the selling counterparty, to be repaid via monthly instalments by the borrowers whose accounts have been sold, which in virtually all cases is a retail customer).

For traditional factoring, the internal units appraise the solvency of the sellers and the original borrowers via individual analysis using methodologies similar to those adopted for corporate lending; whereas for instalment factoring the acquisition price is calculated following a due statistical analysis of the accounts being sold, and takes into consideration the projected recoveries, costs and expected margins.

Non-performing exposures to corporate counterparties are quantified analytically, while non-performing exposures to retail counterparties are based on the identification of clusters of exposures with similar characteristics. The portfolio of performing assets is valued on the basis of PD and LGD parameters. PDs estimated internally using the Corporate PD Model are used for the definition of PD parameters for counterparties belonging to the Large Corporate sector. Recalibrated PDs provided by third-party provider or estimated internally on the retail portfolio are used in case of counterparties not belonging to the Large Corporate sector.

For transactions valued by the Parent Company as part of its corporate business, the parameters set in the Parent Company’s process apply. The evidence obtained from the Parent Company’s watch list for corporate clients is also used as qualitative information for reclassification to Stage 2, which includes counterparties classified as “Amber” or “Red”.

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Premier and Private Banking

Premier and Private Banking operations include granting loans as a complementary activity in serving “Affluent”, “High Net Worth” and institutional clients, with the aim of providing them with Wealth Management and Asset Management services. Credit risk exposure takes various forms, such as cash loans (by granting credit on a bank account or through short-, medium-or long-term loans), authorizing overdrafts on a current account, endorsements, mortgages, and credit limits on credit cards.

The grant of such loans is governed through operating powers which require the proposed loan to be assessed at various levels of the organization and approved by the appointed Bodies according to the level of risk resulting from the size of the loan, the guarantees/collateral and the type of finance involved. Such loans are reviewed on a regular basis.

Provisioning for all non-performing contracts is calculated on an individual basis, and takes into account the value of the collateral. Instead, provisioning for the performing contracts is made based on the estimated PD and LGD values, supplied by an external provider, distinguished by counterparty and whether or not there are guarantees. The evidence obtained from the Parent Company’s watch list for corporate clients is also used as qualitative information for reclassification to Stage 2, which includes counterparties classified as “Amber” or “Red”.

As part of the process to monitor the performance of individual credit exposures, Mediobanca adopts an early-warning approach to identify a list of counterparties (“Watchlist”) that are worthy of in-depth analysis for potential or manifest weaknesses; the exposures identified are classified according to different alert levels (Amber, Red, for performing positions, and Black for non-performing positions) and are regularly examined in order to identify the most appropriate mitigation actions. The Watchlist is adopted as a qualitative allocation factor to Stage 2, which includes counterparties classified as “Amber” or “Red”. All forborne positions are also subject to specific monitoring; it should be noted that forborne positions are also classified in the Watchlist.

Mortgage lending

Mortgage lending is provided primarily by Mediobanca Premier, whose loan risk investigation and approval process is entirely performed centrally at the

274 | Consolidated financial statements as at 30 June 2024

headquarters. The applications are approved, using an internal rating model, based on individual appraisal of the applicant’s income and maximum borrowing levels, as well as the value of the property itself. A constant monitoring of the portfolio, carried out on a monthly basis, ensures control over the risks assumed.

Properties established as collateral are subject to a statistical revaluation process, which is carried out once a quarter. If the review shows a significant reduction in the value of the property, a new valuation is carried out by an independent expert. A new valuation is generally requested for properties established as collateral for positions which have become non-performing.

Accounts (both performing and non-performing) are monitored through a reporting system which allows operators to monitor the trend in the asset quality and, with the help of the appropriate indicators, to enter positions at risk, also to ensure that the necessary corrective actions to credit policies can be taken.

Non-performing accounts are managed, for out-of-court credit recovery procedures, by a dedicated organizational structure with the help of external collectors. In cases where a borrower becomes insolvent (or in fundamentally similar situations), the property enforcement procedures are initiated through external lawyers. Internal procedures require the following to be recorded as unlikely to pay: all cases with four or more unpaid instalments (not necessarily consecutive), cases with persistent irregularities, concessions generating a reduction of more than 1% in the financial obligation, and cases which the unit responsible assesses as unlikely to pay, based on internal or external information (e.g. central databases, public and/or private). Exposures are classified as bad loans once the ineffectiveness of the recovery actions has been certified.

Exposures for which concessions have been granted are defined as forborne exposures, i.e. exposures subject to tolerance measures, performing or non-performing mortgages for which Mediobanca Premier grants amendments to the original terms and conditions of the contract in the event of the borrower finding itself in a (proven or assumed) state of financial difficulty, by virtue of which it is considered to be unlikely to be able to meet its borrowing obligations fully or regularly.

ECLs are quantified analytically for bad loans and based on clusters of similar positions for unlikely to pay, other overdue and performing accounts. With regard to the analytical portion for bad loans, account is taken of expert

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valuations of the assets (prudentially deflated), as well as the timing and costs of the recovery process. Through-the-cycle transition matrices of internal models were used for the definition of PD parameters for the calculation of lifetime losses, later converting the data into point-in-time terms. The forward-looking component is factored in by applying the macroeconomic scenarios defined internally to the PD estimates. The LGD calculation is based on modelling aimed at regulatory calculation, with respect to which the downturn effect is removed; the inclusion of forward-looking elements is based on satellite models applied to macroeconomic scenarios defined internally.

For the purposes of Stage 2 classification of real estate mortgages, in addition to the quantitative method based on lifetime PD changes, specific qualitative indicators were used, such as the assignment to the worst internal rating class before default.

NPL business

The Group is no longer active in this business after the subsidiary Revalea was sold in October 2023. The latter operated on the NPL market through the non-recourse acquisition of non-performing loans at a price significantly lower than the nominal value.

6 Macroeconomic scenarios and impacts

The macroeconomic scenario for the first half of 2024 that governs the IFRS 9 provision at year-end in the baseline scenario is characterized by the stabilization of geopolitical frictions between the Western bloc and China. Moreover, no further escalation of the Russian-Ukrainian and Israeli-Hamas conflicts is expected.

With regard to energy costs and exchange rates, an evolution in line with what was previously incorporated in the forward rates is assumed. With regard to the PNRR, a low probability that the funds will be spent by the expiry date of August 2026 was assigned. The basic assumption is that the plan will be extended until December 2028 and the funds used pro-rata over the forecast horizon. Eurozone inflation is expected to decline rapidly to reach its annual target of 1.9% by the end of 2024. With regard to the Eurozone’s growth, it is expected to stagnate in the first half of 2024 and accelerate from the second half, in conjunction with growing real wages and international trade.

276 | Consolidated financial statements as at 30 June 2024

The macroeconomic scenario in the mild positive assumption instead foresees a significant decrease in the savings rate of consumer households in the major countries and that households will spend their savings accumulated during the pandemic period. Risk aversion among both individuals and businesses is also expected to decrease and therefore business investment is expected to increase compared to the baseline scenario. Finally, an acceleration of growth is expected for the main economies (US, UK, EZ).

In the alternative mild negative scenario, consumer households are expected to increase their savings rate and not to use the savings accumulated during the pandemic period. A growing aversion to risk is expected for individuals and businesses and therefore lower investments by businesses compared to the baseline scenario. Finally, with regard to public spending, current levels are expected to be maintained.

Table 1 - Baseline macro-economic scenario at 30 June 2024

GDP forecasts	2023	2024	2025	2026
Italy	0.6%	0.5%	1.2%	0.9%
EU	0.5%	0.5%	1.8%	1.8%
USA	2.4%	3.1%	1.8%	1.8%

Unemployment rate	2023	2024	2024	2026
Italy	7.7%	7.5%	7.8%	8.0%
EU	6.0%	6.0%	5.9%	5.8%
USA	3.6%	3.9%	4.1%	4.1%

Interest rate of government bonds (10 years)	2023	2024	2024	2026
Italy	4.2%	3.6%	3.9%	4.2%
Germany	2.4%	2.3%	2.3%	2.6%
USA	3.6%	4.1%	4.0%	4.1%

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Table 2 – Mild-positive macroeconomic scenario at 30 June 2024

GDP forecasts	2023	2024	2025	2026
Italy	0.6%	0.5%	2.4%	1.9%
EU	0.5%	0.5%	2.9%	2.8%
USA	2.4%	3.1%	2.6%	2.5%

Unemployment rate	2023	2024	2024	2026
Italy	7.7%	7.5%	7.1%	6.8%
EU	6.0%	6.0%	5.4%	5.0%
USA	3.6%	3.9%	3.5%	3.1%

Interest rate of government bonds (10 years)	2023	2024	2024	2026
Italy	4.2%	3.6%	4.2%	4.7%
Germany	2.4%	2.3%	2.7%	3.3%
USA	3.6%	4.1%	4.4%	4.9%

Table 3 – Mild-negative macroeconomic scenario at 30/6/2024

GDP forecasts	2023	2024	2025	2026
Italy	0.6%	0.5%	-0.1%	-0.1%
EU	0.5%	0.5%	0.6%	1.0%
USA	2.4%	3.1%	0.9%	1.2%

Unemployment rate	2023	2024	2024	2026
Italy	7.7%	7.5%	8.4%	9.2%
EU	6.0%	6.0%	6.4%	6.8%
USA	3.6%	3.9%	4.6%	5.2%

Interest rate of government bonds (10 years)	2023	2024	2024	2026
Italy	4.2%	3.6%	3.7%	4.0%
Germany	2.4%	2.3%	2.0%	2.1%
USA	3.6%	4.1%	3.6%	3.5%

The Group kept additional provisions (referred to as Overlays) for the purpose of including the uncertainties of the evolution of the macroeconomic context in hedging levels. Overlays were applied in the Corporate division (including Factoring and Leasing) concerning sectors particularly exposed to inflationary pressure in order to measure any risk peaks that the quantitative methodology captures only on an average basis. Lastly, overlays on Consumer Banking positions and mortgage loans were allocated against the uncertainties of the macroeconomic scenario.

Overall, such overlays amounted to €221.6m (13.7% of total ECLs), split between Consumer Banking (€174.9m, impact of 13.4%), Corporate (€27.5m, which includes €14.9m in Wholesale, €12.6m in Factoring; 33.1% of ECLs), Leasing (€7.2m; 9.6%) and Wealth Management (€12m, entirely attributable to Mediobanca Premier mortgage loans; 8%).

The overlays have increased the level of provisioning, which for performing loans now stands at €691.2m, i.e. 1.31%.

278 | Consolidated financial statements as at 30 June 2024

Table 4 – Overlay Stock

	Overlay stock at
	30 June 2024	30 June 2023
Corporate and Investment Banking	27.5	39.9
Consumer Banking	174.9	208.6
Wealth Management	12.0	11.3
Leasing (Holding Functions)	7.2	8.7
Total	221.6	268.5

Consumer Credit kept a high level of provisioning (with a performing coverage rate of 3.67%, in line with last June’s data) and reported a reduction in overlays from €208.6m to €174.9m, linked to the new absorption of ECLs as per the model for the rise of PD towards structural levels. In particular, the continuation of this level of conservatism is consistent with the gradual rise in default rates observed during the year under review towards structural levels and with uncertainties regarding the persistence of inflationary effects over time, which, although in the process of shrinking, could still produce volatility despite the disbursement policies having been restrictive over the last few months.

With reference to Corporate and Investment Banking, overlays of €27.5m were set aside (€14.9m of which in the Large Corporate segment and €12.6m in Factoring) and allocated to sectors especially exposed to inflationary pressures. Large Corporate / Factoring overlays were reduced (down €12m) compared to the previous year due to the classification of some sectors from High / Medium impact to Low impact due to inflation risk as a result of the good quality of the portfolio, normalization of energy prices, and the proven ability to contain inflationary pressure. In general, there was a smaller impact of inflation on the sectors involved. Overlays in Leasing amounted to €7.2m and include a small portion to cover the possible request for a moratorium by customers residing in areas affected by catastrophic events.

With reference to mortgage loans, the overlay amount was €12m (€11.3m). In general, overlays were applied to all performing exposures with a higher level of conservativeness on the portion of portfolio identified as risky following monitoring by the Monitoring and Credit Recovery Unit.

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QUANTITATIVE INFORMATION

A. Credit quality

A.1 Non-performing and performing exposures: amounts, value adjustments, trends and segmentation by earnings

A.1.1 Prudential consolidation – Financial assets by past due brackets (book value)

	Stage 1			Stage 2			Stage 3			Purchased or originated credit impaired assets
		From More than			From More than			From More than			From More than
	1 to 30	30 to 90		1 to 30	30 to 90		From 1 to	30 to 90		From 1 to	30 to 90
Portfolios/risk stages	days	days	90 days	days	days	90 days	30 days	days	90 days	30 days	days	90 days
1. Financial assets measured at amortized cost	68,029	39,969	8,053	54,041	46,032	14,253	19,838	37,321	196,374	2,059	3,187	3,584
2. Financial assets measured at Fair Value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
3. Financial assets held for sale	—	—	—	—	—	—	—	—	—	—	—	—
Total 30 June 2024	68,029	39,969	8,053	54,041	46,032	14,253	19,838	37,321	196,374	2,059	3,187	3,584
Total 30 June 2023	212,493	24,483	36,409	40,779	77,399	19,578	115,134	34,951	174,758	—	—	238,833

280 | Consolidated financial statements as at 30 June 2024

A.1.2 Prudential consolidation - financial assets, loan commitments and financial guarantees issued: trend in overall value adjustments and overall provisioning

Notes to the accounts | Part E - Information on risks and related hedging policies | 281

A.1.3 Prudential consolidation – Financial assets, commitments to disburse funds and financial guarantees given: transfers between different stages of credit risk (gross and nominal values)

	Gross value / nominal value
	Transfers between Stage 1		Transfers between Stage 2		Transfers between Stage 1
	and Stage 2		and Stage 3		and Stage 3
	From Stage 1	From Stage 2	From Stage 2	From Stage 3	From Stage 1	From Stage 3
Portfolios/risk stages	to Stage 2	to Stage 1	to Stage 3	to Stage 2	to Stage 3	to Stage 1
1. Financial assets measured at amortized cost	1,385,445	806,004	234,010	51,680	271,439	18,727
2. Financial assets measured at Fair Value through other comprehensive income	3,531	—	—	—	—	—
3. Financial assets held for sale	—	—	—	—	—	—
4. Loan commitments and financial guarantees issued	75,863	19,376	180	484	1,478	3,195
30 June 2024	1,464,839	825,380	234,190	52,164	272,917	21,922
30 June 2023	1,475,512	1,088,583	261,059	124,324	216,395	8,526

282 | Consolidated financial statements as at 30 June 2024

A.1.4 Prudential consolidation - On- and off-balance sheet exposures to banks: gross and net values

	Gross exposure					Overall value adjustments and overall provisions
					Purchased					Purchased
					or originated					or originated
					credit					credit		Overall
					impaired					impaired		partial
Types of exposure / value		Stage 1	Stage 2	Stage 3	assets		Stage 1	Stage 2	Stage 3	assets	Net exposure	write-offs
A. On-balance sheet credit exposures
A.1 On-demand	3,232,098	3,213,840	18,258	—	—	291	169	122	—	—	3,231,807	—
a) Non-performing	—	X	—	—	—	—	X	—	—	—	—	—
b) Performing	3,232,098	3,213,840	18,258	X	—	291	169	122	X	—	3,231,807	—
A.2 Other	7,292,964	6,010,251	8	—	—	3,727	3,727	—	—	—	7,289,237	—
a) Bad loans	—	X	—	—	—	—	X	—	—	—	—	—
– of which: forborne exposures	—	X	—	—	—	—	X	—	—	—	—	—
b) Unlikely to pay	—	X	—	—	—	—	X	—	—	—	—	—
– of which: forborne exposures	—	X	—	—	—	—	X	—	—	—	—	—
c) Overdue exposures (NPLs)	—	X	—	—	—	—	X	—	—	—	—	—
– of which: forborne exposures	—	X	—	—	—	—	X	—	—	—	—	—
d) Overdue performing exposures	28	27	1	X	—	—	—	—	X	—	28	—
– of which: forborne exposures	—	—	—	X	—	—	—	—	X	—	—	—
e) Other performing exposures	7,292,936	6,010,224	7	X	—	3,727	3,727	—	X	—	7,289,209	—
– of which: forborne exposures	—	—	—	X	—	—	—	—	X	—	—	—
Total (A)	10,525,062	9,224,091	18,266	—	—	4,018	3,896	122	—	—	10,521,044	—
B. Off-balance sheet credit exposures
a) Non-performing	—	X	—	—	—	—	X	—	—	—	—	—
b) Performing	14,204,800	77,921	—	X	—	—	—	—	X	—	14,204,800	—
Total (B)	14,204,800	77,921	—	—	—	—	—	—	—	—	14,204,800	—
Total (A+B)	24,729,862	9,302,012	18,266	—	—	4,018	3,896	122	—	—	24,725,844	—

Notes to the accounts | Part E - Information on risks and related hedging policies | 283

A.1.5 Prudential consolidation - On- and off-balance sheet exposures to customers: gross and net values

	Gross exposure					Overall value adjustments and overall provisions
Types of exposure / value		Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets		Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets	Net exposure	Overall partial write- offs (*)
A. On-balance sheet credit exposures
a) Bad loans	359,609	X	—	333,152	19,821	329,983	X	—	303,708	19,639	29,626	910
– of which: forborne exposures	101,645	X	—	78,669	16,340	99,987	X	—	77,179	16,172	1,658	—
b) Unlikely to pay	652,215	X	—	572,511	79,704	420,792	X	—	375,680	45,112	231,423	35
– of which: forborne exposures	280,651	X	—	202,147	78,504	173,286	X	—	129,005	44,281	107,365	35
c) Overdue exposures (NPLs)	324,890	X	—	303,087	21,803	172,286	X	—	155,277	17,009	152,604	—
– of which: forborne exposures	61,476	X	—	40,891	20,585	41,773	X	—	25,526	16,247	19,703	—
d) Overdue performing exposures	259,376	92,919	166,012	X	445	52,245	308	51,689	X	248	207,131	—
– of which: forborne exposures	13,668	—	13,607	X	61	3,963	—	3,926	X	37	9,705	—
e) Other performing exposures	72,645,347	61,950,811	2,495,468	X	97,085	652,377	307,769	324,534	X	20,073	71,992,970	16
– of which: forborne exposures	556,534	—	510,815	X	45,719	84,762	—	73,761	X	11,001	471,772	—
TOTAL (A)	74,241,437	62,043,730	2,661,480	1,208,750	218,858	1,627,683	308,077	376,223	834,665	102,081	72,613,754	961
B. Off-balance sheet credit exposures
a) Non-performing	3,538	X	—	3,538	—	602	X	—	602	—	2,936	—
b) Performing	30,746,164	22,664,279	159,546	X	—	20,792	18,140	2,653	X	—	30,725,372	—
Total (B)	30,749,702	22,664,279	159,546	3,538	—	21,394	18,140	2,653	602	—	30,728,308	—
Total (A+B)	104,991,139	84,708,009	2,821,026	1,212,288	218,858	1,649,077	326,217	378,876	835,267	102,081	103,342,062	961

(*) This includes NPLs acquired by Revalea.

As at 30 June 2024, gross non-performing assets decreased from €1,582.1m to €1,336.7m, mainly due to the sale of NPLs managed by Revalea (€242.3m in June 2023). Therefore, the impact stood at 2.5% of cash credit exposures to customers (2.9% in June 2023). The coverage ratio increased (69.1% against 61.2%), thus leading to a reduction in net non-performing loans (from €613.2m to €413.7m). Please be reminded that as at 30 June 2023, gross non-performing assets stood at €1,339.7m, without including the former Revalea NPLs, with an impact of 2.5% on loans; the coverage ratio was 72.1%.

284 | Consolidated financial statements as at 30 June 2024

Finrep Gross NPL Ratio(63)

		(€m)

	30 June 2024	30 June 2023
Loans	52,735.6	52,642.2
NPLs	1,336.7	1,339.7
Loan to customers	54,072.3	53,981.9
NPLs purchased	—	242.4
Net treasury assets (1)	10,963.4	10,229.0
Total Loans and advances	65,035.7	64,453.3
Finrep Gross NPL ratio in %	2.1%	2.5%

(1) In line with the guidelines of the EBA Risk Dashboard, this item excludes cash and includes untied deposits held with Central Banks.

A.1.7 Prudential consolidation – On-balance sheet exposures to customers: trend in gross NPLs

			Overdue non-
			performing
Reason/Category	Bad loans (*)	Unlikely to pay (*)	exposures
A. Opening balance (gross amount)	672,799	635,865	273,404
– of which: exposures sold but not derecognized	22,148	57,417	30,192
B. Increases	104,217	434,425	245,706
B.1 inflows from performing exposures	26,378	268,563	162,454
B.2 inflows from purchased or originated credit impaired financial assets	14	39,479	3,136
B.3 transfers from other categories of non-performing exposures	74,735	76,739	18,828
B.4 contractual changes without derecognition	—	—	—
B.5 other increases	3,090	49,644	61,288
C. Decreases	417,407	418,075	194,220
C.1 transfers to performing exposures	1,296	79,451	12,176
C.2 write-offs	31,659	16,369	3,943
C.3 collection	41,035	91,865	58,676
C.4 gains on disposal	4,749	33,392	2,665
C.5 losses on disposal	—	196	3
C.6 transfers to other categories of non-performing exposures	1,746	77,467	91,089
C.7 contractual changes without derecognition	—	—	—
C.8 other decreases	336,922	119,335	25,668
D. Closing balance of gross exposure	359,609	652,215	324,890
– of which: exposures sold but not derecognized	20,752	56,361	29,205

(1) This includes NPLs purchased by Revalea.

The headings “Inflows from purchased or originated credit-impaired financial assets” refer to the restructuring of Consumer files.

The item “Other increases” mainly includes Consumer transactions.

(63)	In the EBA Risk Dashboard, gross NPL ratio is defined as the gross book value of NPLs (loans and advances) as a percentage of total loans and advances. Source: EBA Risk Dashboard, Risk Indicators in the Statistical Annex (AQT_3.2).

Notes to the accounts | Part E - Information on risks and related hedging policies | 285

The heading “Other decreases” refers to the stock of receivables sold to factoring firms in consumer credit operations.

A.1.7 bis Prudential consolidation – On-balance sheet exposures to customers: trend in gross forborne exposures, by credit quality

	Forborne non-	Forborne
	performing	performing
Reason/Category	exposures	exposures
A. Opening balance (gross amount)	523,045	673,838
– of which: exposures sold but not derecognized	41,177	53,875
B. Increases	193,243	323,430
B.1 inflows from not forborne performing exposures	33,276	170,381
B.2 inflows from forborne performing exposures	61,145	X
B.3 inflows from forborne non-performing exposures	X	57,827
B.4 inflows from not forborne non-performing exposures	40,442	297
B.5 other increases	58,380	94,925
C. Decreases	272,516	427,066
C.1 outflows to not forborne performing exposures	X	125,412
C.2 outflows to forborne performing exposures	57,827	X
C.3 outflows to forborne non-performing exposures	X	61,145
C.4 write-offs	17,998	225
C.5 collection	73,340	180,564
C.6 gains on disposal	13,394	181
C.7 losses on disposal	3	—
C.8 other decreases	109,954	59,539
D. Closing balance of gross exposure	443,772	570,202
– of which: exposures sold but not derecognized	37,741	51,761

As at 30 June 2024, gross impaired positions subject to forbearance(64) decreased from €523m to €443.7m. The coverage rate decreased slightly from 75.4% to 71%; the net position balance stood at €128.7m (€128.5m in the previous year).

Forborne performing loans have a gross value of €570.2m, down on the previous year (€673.8m) mainly following the transfer to non-forborne performing exposures (due to the end of the probation period). On a net basis, forborne performing exposures decreased from€578.1m to €481.5m with a coverage ratio of 15.6% (14.2%).

Net forborne non-performing positions had an impact of 0.2% on total loans to customers as in the previous financial year; performing positions, on the other hand, had an impact of 0.7% (1.1%).

(64)	By definition, “forbearance” is when a specific concession is offered to a client which is undergoing, or risks encountering, temporary financial difficulties in meeting their payment obligations.

286 | Consolidated financial statements as at 30 June 2024

A.1.9 Prudential consolidation – Non-performing on-balance sheet exposures to customers: trend in overall adjustments

	Bad loans		Unlikely to pay		Overdue non-performing exposures
		of which:		of which:		of which:
		forborne		forborne		forborne
Reason/Category	Total	exposures	Total	exposures	Total	exposures
A. Opening balance of overall adjustments	393,088	163,623	419,774	182,725	155,983	48,224
– of which: exposures sold but not derecognized	21,611	7,161	40,959	18,749	20,164	6,224
B. Increases	109,884	27,164	295,642	93,150	148,930	26,261
B.1 Value adjustments to purchased or originated credit impaired assets	13	X	17,893	X	2,461	X
B.2 other value adjustments	43,681	6,265	171,880	48,165	105,853	14,452
B.3 losses on disposal	—	—	9	3	3	—
B.4 transfers from other categories of non-performing exposures	58,302	18,691	59,123	19,852	11,841	6,830
B.5 contractual changes without derecognition	—	—	—	—	—	—
B.6 other increases	7,888	2,208	46,737	25,130	28,772	4,979
C. Decreases	172,989	90,800	294,623	102,589	132,627	32,712
C.1 write-backs due to valuations	3,480	282	29,045	18,067	7,378	2,283
C.2 write-backs due to collections	29,050	7,113	26,162	10,346	18,640	4,714
C.3 gains on disposal	4,703	1,582	6,922	1,990	1,510	263
C.4 write-offs	31,659	11,115	16,369	5,206	3,943	1,677
C.5 transfers to other categories of non-performing exposures	1,809	480	57,123	25,181	70,334	21,481
C.6 contractual changes without derecognition	—	—	—	—	—	—
C.7 other decreases	102,288	70,228	159,001	41,799	30,822	2,294
D. Closing amount of overall adjustments	329,983	99,987	420,792	173,286	172,286	41,773
– of which: exposures sold but not derecognized	20,346	6,255	39,206	16,498	19,613	5,176

Notes to the accounts | Part E - Information on risks and related hedging policies | 287

A.2 Classification of credit exposures by internal and external ratings

A.2.1 Prudential consolidation – Distribution of financial assets, loan commitments and financial guarantees issued by class of external ratings (gross values)

	External rating classes						Without
Exposures	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6	rating	Total
A. Financial assets measured at amortized cost	1,493,944	5,115,255	5,124,334	1,184,973	215,313	31,406	52,319,096	65,484,321
– Stage 1	1,489,788	5,104,663	5,115,962	1,176,657	178,850	18,438	48,330,637	61,414,995
– Stage 2	4,156	10,592	8,372	8,316	31,791	12,968	2,565,523	2,641,718
– Stage 3	—	—	—	—	4,672	—	1,204,078	1,208,750
– Purchased or originated credit impaired assets	—	—	—	—	—	—	218,858	218,858
B. Financial assets measured at Fair Value through other comprehensive income	2,246,544	41,086	3,953,006	310,028	—	—	106,452	6,657,116
– Stage 1	2,246,544	41,086	3,953,006	290,256	—	—	106,452	6,637,344
– Stage 2	—	—	—	19,772	—	—	—	19,772
– Stage 3	—	—	—	—	—	—	—	—
– Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—
C. Financial assets held for sale	—	—	—	—	—	—	—	—
– Stage 1	—	—	—	—	—	—	—	—
– Stage 2	—	—	—	—	—	—	—	—
– Stage 3	—	—	—	—	—	—	—	—
– Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—
Total (A+B+C)	3,740,488	5,156,341	9,077,340	1,495,001	215,313	31,406	52,425,548	72,141,437
D. Loan commitments and financial guarantees issued	534,581	1,812,487	10,834,205	1,079,135	151,273	1,658	8,476,174	22,889,513
– Stage 1	534,581	1,812,487	10,833,665	1,078,943	108,347	1,658	8,356,749	22,726,430
– Stage 2	—	—	540	192	41,591	—	117,222	159,545
– Stage 3	—	—	—	—	1,335	—	2,203	3,538
– Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—
Total (D)	534,581	1,812,487	10,834,205	1,079,135	151,273	1,658	8,476,174	22,889,513
Total (A+B+C+D)	4,275,069	6,968,828	19,911,545	2,574,136	366,586	33,064	60,901,722	95,030,950

The Mediobanca Group adopts the Standard & Poor’s ratings for all portfolios subject to assessment.

The table is compliant with the classification provided by the Bank of Italy Circular No. 262/2005 (eighth update), which requires external ratings to be divided into six different classes of credit quality.

288 | Consolidated financial statements as at 30 June 2024

The first three risk classes (classes 1, 2 and 3) consist of investment grade exposures, with a Standard & Poor’s rating of between AAA and BBB-, and represent 91% of the entire portfolio (the same also considering loan commitments and financial guarantees issued), excluding unrated counterparties and non-performing loans.

The unrated exposures refer chiefly to retail clients and to small and medium-sized enterprises.

A.2.2 Prudential consolidation – Distribution of financial assets, loan commitments and financial guarantees issued by class of internal ratings (gross values)

							Non-
	Internal rating classes						performing	Without
Exposures	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6	assets	Credit rating	Total
A. Financial assets measured at amortized cost	1,845,492	10,720,977	21,586,193	14,256,674	7,635,569	1,343,469	1,238,056	6,857,891	65,484,321
– Stage 1	1,841,336	10,708,868	21,541,487	13,723,160	6,791,691	221,488	—	6,586,965	61,414,995
– Stage 2	4,156	12,109	44,703	533,470	804,071	1,064,305	—	178,904	2,641,718
– Stage 3	—	—	—	—	—	—	1,116,728	92,022	1,208,750
– Purchased or originated credit impaired assets	—	—	3	44	39,807	57,676	121,328	—	218,858
B. Financial assets measured at Fair Value through other comprehensive income	1,931,884	98,270	3,716,031	520,252	—	—	—	390,679	6,657,116
– Stage 1	1,931,884	98,270	3,716,031	500,480	—	—	—	390,679	6,637,344
– Stage 2	—	—	—	19,772	—	—	—	—	19,772
– Stage 3	—	—	—	—	—	—	—	—	—
– Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—	—
C. Financial assets held for sale	—	—	—	—	—	—	—	—	—
– Stage 1	—	—	—	—	—	—	—	—	—
– Stage 2	—	—	—	—	—	—	—	—	—
– Stage 3	—	—	—	—	—	—	—	—	—
– Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—	—
Total (A+B+C)	3,777,376	10,819,247	25,302,224	14,776,926	7,635,569	1,343,469	1,238,056	7,248,570	72,141,437
D. Loan commitments and financial guarantees issued	483,463	2,033,548	14,300,161	1,725,109	972,120	43,052	2,868	3,329,192	22,889,513
– Stage 1	483,463	2,033,548	14,300,116	1,717,564	908,497	19,354	—	3,263,888	22,726,430
– Stage 2	—	—	45	7,545	63,623	23,698	—	64,634	159,545
– Stage 3	—	—	—	—	—	—	2,868	670	3,538
– Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—	—
Total (D)	483,463	2,033,548	14,300,161	1,725,109	972,120	43,052	2,868	3,329,192	22,889,513
Total (A+B+C+D)	4,260,839	12,852,795	39,602,385	16,502,035	8,607,689	1,386,521	1,240,924	10,577,762	95,030,950

Notes to the accounts | Part E - Information on risks and related hedging policies | 289

Mediobanca uses models developed internally in the process of managing credit risk to assign ratings to each counterparty.

The models’ different rating scales are mapped against a single Group master scale consisting of six different rating classes based on the underlying probability of default (PD) attributable to the S&P master scale.

The companies within the Group which use the internal ratings and contribute to the various rating classes indicated apart from Mediobanca S.p.A. (for corporate customers) are: SelmaBPM, Compass Banca, Mediobanca Premier and MBFacta (for corporate customers).

290 | Consolidated financial statements as at 30 June 2024

A.3 Distribution of secured exposures by type of security

A.3.1 Prudential consolidation – On- and off-balance sheet secured exposures to banks

Notes to the accounts | Part E - Information on risks and related hedging policies | 291

A.3.2 Prudential consolidation – On- and off-balance sheet secured exposures to customers

292 | Consolidated financial statements as at 30 June 2024

A.4 Prudential consolidation – Financial and non-financial assets obtained from collateral enforcement

				Carrying amount
	Derecognized			Of which:
	credit		Overall value	obtained during
	exposures	Gross value	adjustments	the period
A. Property, plant, and equipment	55,831	53,551	(19,838)	33,713	5,342
A.1. Core assets	82	76	(9)	67	—
A.2. Held for investment purpose	45,620	44,461	(19,670)	24,791	—
A.3. Inventories	10,129	9,014	(159)	8,855	5,342
B. Equity and debt securities	—	—	—	—	—
C. Other assets	—	—	—	—	—
D. Non-current assets and asset groups being sold	—	—	—	—	—
D.1. Tangible assets	—	—	—	—	—
D.2. Other assets	—	—	—	—	—
Total 30 June 2024	55,831	53,551	(19,838)	33,713	5,342
Total 30 June 2023	52,540	51,169	(18,649)	32,520	7,686

The table includes properties originating from the enforcement of leasing contracts by SelmaBPM. Such properties are booked, to the consolidated accounts and the individual financial statements of Selma itself, on the basis of their characteristics and in accordance with the internal procedures, as tangible assets under IAS 40 or IAS 2. In very few instances are they classified as core properties, whereas IFRS 5 is not applied as the conditions provided for in this standard do not apply.

Notes to the accounts | Part E - Information on risks and related hedging policies | 293

B. Distribution and concentration of credit exposures

B.1 Prudential consolidation – Distribution of on- and off-balance sheet exposures to customers by sector

	Public administrations		Financial companies		Financial companies (of which: insurance companies)		Non-financial companies		Households
		Overall		Overall		Overall		Overall		Overall
Exposures/	Net	value	Net	value	Net	value	Net	value	Net	value
Counterparties	exposure	adjustments	exposure	adjustments	exposure	adjustments	exposure	adjustments	exposure	adjustments
A. On-balance sheet credit exposures
A.1 Bad loans	—	(145)	—	(6,649)	—	—	1,089	(29,541)	28,537	(293,648)
– of which, forborne exposures	—	—	—	(6,636)	—	—	913	(19,907)	745	(73,444)
A.2 Unlikely to pay	322	(595)	5	(308)	—	—	35,110	(39,350)	195,986	(380,539)
– of which, forborne exposures	—	—	2	(227)	—	—	12,707	(24,293)	94,656	(148,766)
A.3 Overdue non-performing exposures	860	(186)	61	(140)	—	—	48,737	(7,140)	102,946	(164,820)
– of which, forborne exposures	—	—	—	—	—	—	260	(270)	19,443	(41,503)
A.4 Performing exposures	15,701,595	(9,402)	10,415,549	(19,439)	1,229,138	(2,286)	17,052,625	(56,007)	29,030,332	(619,774)
– of which, forborne exposures	—	—	14,080	(1,145)	—	—	142,604	(8,782)	324,793	(78,798)
Total (A)	15,702,777	(10,328)	10,415,615	(26,536)	1,229,138	(2,286)	17,137,561	(132,038)	29,357,801	(1,458,781)
B. Off-balance sheet credit exposures
B.1 Non-performing exposures	—	—	—	—	—	—	1,852	(338)	1,084	(264)
B.2 Performing exposures	7,894,333	(37)	8,189,658	(3,748)	879,592	(111)	11,464,396	(8,378)	3,176,985	(8,629)
Total (B)	7,894,333	(37)	8,189,658	(3,748)	879,592	(111)	11,466,248	(8,716)	3,178,069	(8,893)
Total (A+B) 30 June 2024	23,597,110	(10,365)	18,605,273	(30,284)	2,108,730	(2,397)	28,603,809	(140,754)	32,535,870	(1,467,674)
Total (A+B) 30 June 2023	14,577,434	(8,324)	17,603,969	(37,676)	1,976,464	(1,886)	30,242,087	(257,985)	32,088,177	(1,405,339)

294 | Consolidated financial statements as at 30 June 2024

B.2 Prudential consolidation – Distribution of on- and off-balance sheet exposures to customers by geography

			Other European
	Italy		countries		America		Asia		Rest of the world
		Overall		Overall		Overall		Overall		Overall
Exposures/	Net	value	Net	value	Net	value	Net	value	Net	value
geographical area	exposure	adjustments	exposure	adjustments	exposure	adjustments	exposure	adjustments	exposure	adjustments
A. On-balance sheet credit exposures
A.1 Bad loans	27,451	(325,895)	708	(3,247)	90	(169)	1,313	(672)	64	—
A.2 Unlikely to pay	212,916	(417,114)	18,496	(3,664)	11	(14)	—	—	—	—
A.3 Overdue non-performing exposures	96,885	(169,047)	48,373	(3,110)	7,346	(129)	—	—	—	—
A.4 Performing exposures	54,600,870	(679,908)	14,786,036	(19,731)	2,267,745	(3,643)	262,141	(1,173)	283,309	(167)
Total (A)	54,938,122	(1,591,964)	14,853,613	(29,752)	2,275,192	(3,955)	263,454	(1,845)	283,373	(167)
B. Off-balance sheet credit exposures
B.1 Non-performing exposures	1,859	(333)	1,068	(267)	9	(2)	—	—	—	—
B.2 Performing exposures	17,057,375	(15,532)	13,180,885	(5,021)	372,058	(202)	19,852	—	95,202	(37)
Total (B)	17,059,234	(15,865)	13,181,953	(5,288)	372,067	(204)	19,852	—	95,202	(37)
Total (A+B) 30 June 2024	71,977,356	(1,607,829)	28,035,566	(35,040)	2,647,259	(4,159)	283,306	(1,845)	378,575	(204)
Total (A+B) 30 June 2023	61,627,059	(1,563,173)	29,379,798	(135,904)	2,758,432	(7,507)	130,073	(902)	616,306	(1.840)

Notes to the accounts | Part E - Information on risks and related hedging policies | 295

B.3 Prudential consolidation – Distribution of on- and off-balance sheet exposures to banks by geography

			Other European
	Italy		countries		America		Asia		Rest of the world
		Overall		Overall		Overall		Overall		Overall
Exposures/	Net	value	Net	value	Net	value	Net	value	Net	value
geographical area	exposure	adjustments	exposure	adjustments	exposure	adjustments	exposure	adjustments	exposure	adjustments
A. On-balance sheet credit exposures
A.1 Bad loans	—	—	—	—	—	—	—	—	—	—
A.2 Unlikely to pay	—	—	—	—	—	—	—	—	—	—
A.3 Overdue non-performing exposures	—	—	—	—	—	—	—	—	—	—
A.4 Performing exposures	8,709,353	(3,722)	1,683,408	(275)	120,762	(11)	7,357	(10)	163	—
Total (A)	8,709,353	(3,722)	1,683,408	(275)	120,762	(11)	7,357	(10)	163	—
B.Off-balance sheet credit exposures
B.1 Non-performing exposures	—	—	—	—	—	—	—	—	—	—
B.2 Performing exposures	1,515,053	—	12,689,631	—	116	—	—	—	—	—
Total (B)	1,515,053	—	12,689,631	—	116	—	—	—	—	—
Total (A+B) 30 June 2024	10,224,406	(3,722)	14,373,039	(275)	120,878	(11)	7,357	(10)	163	—
Total (A+B) 30 June 2023	7,456,857	(3,518)	19,281,730	(184)	61,588	(1)	851	—	2,705	—

B.4a Credit risk indicators

	30 June 2024	30 June 2023
a) Gross bad loans/total loans	0.56%	1.08%
b) Non-performing accounts receivable / on-balance sheet credit exposures	1.84%	2.33%
c) Net bad loans / Regulatory capital (1)	0.35%	3.03%

(1) As at 30 June 2023, net bad loans included the NPL portfolios of €238.8m acquired from Revalea, disposed of in October last year.

296 | Consolidated financial statements as at 30 June 2024

B.4b Large exposures

As at 30 June 2024, exposures (including market risks and equity investments) exceeding 10% of Tier 1 Regulatory Capital regarded ten groups of associated customers (two more than in the previous financial year) for a gross exposure of €12.6bn (€8.4bn taking into account guarantees and weightings), an increase compared to June 2023 (€9.4bn and €7.1bn, respectively). In detail, the ten positions concerned two insurance companies and eight banking groups.

	30 June 2024	30 June 2023
a) Book value	12,622,572	9,360,267
b) Weighted value	8,431,108	7,115,015
c) Number of positions	10	8

C. Securitization

QUALITATIVE INFORMATION

The Group holds a portfolio of securities arising from securitizations by other issuers totalling €1,108.8m (€1,053m as at 30 June last), €821.2m of which as part of the banking book and €287.6m as part of the trading book (respectively, €788.8m and €264.3m).

In the first half of 2024, European ABS continued the positive trend in line with the credit market, in some cases outperforming the adjacent sector of covered bonds. Yields showed a strong compression of spreads across the entire capital structure to the advantage of more junior classes. In particular, Italian ABS benefited from the marked narrowing of BTP and Italian financial instruments that led to new repositionings in the sector.

On the primary market, the new offer went well beyond expectations with placements of transactions with underlying Consumers and Auto Loans, well received by investors reassured by the more favourable macroeconomic context. Most of the books were oversubscribed with very low new issue premiums compared to the secondary curves and with particular demand for mezzanine classes.

The market environment should remain favourable during 2024 on expectations of a rate cut by the Central Banks.

Notes to the accounts | Part E - Information on risks and related hedging policies | 297

The banking book portfolio, which increased from €788.8m to €821.2m during the year, remained mainly concentrated on senior securities, which increased to €818.7m (€784.8m) after the investment in a tranche of Consumer ABS Italia (€204.7m) and the increase in investments in high-quality CLOs (€298.6m against €259.4m), partially offset by the reduced exposures to underlying NPLs (from €486.3m to €288.7m, mainly due to repayments). Positions on mezzanine tranches decreased (from €3.5m to €2.5m), while exposure on junior tranches was almost completely closed. The difference between Fair Value (derived from market platforms) and book value (amortized cost) settled at negative €8.8m.

The trading book stood at €287.6m (€264.3m at 30 June 2023): the senior portion amounted to €180.4m (€149.3m), €100.9m of which in the Transferable Custody Receipt transaction;(65) €44.8m (€23,9m) in performing consumer loans and consumer and €34.7m in CLOs (€24.8m). The mezzanine portion was reduced to €107.2m (€115m) divided into “negative basis” strategy of €72.7m (€66.1m), new CLOs of €10.9m (€27.4m) and performing loans and consumer of €23.6m (€21.5m). There were no junior exposures.

Mediobanca also has exposures to:

–	CLI Holdings I and CLI Holdings II, SPVs under English law, which respectively subscribed to the capital of Cairn Loan Investments and Cairn Loan Investments II, independent managers of European CLOs set up by Polus, which invested in the junior tranches of the CLOs they manage in order to comply with risk retention prudential regulations. As at 30 June, CLI H I and CLI H II were respectively recognized for €7.8m and €37m; it should be noted that, for CLI H I and CLI H II a hedging transaction was finalized during the year under review by taking out insurance policy with a major insurance company as the counterparty for an initial amount of €25m, which was reduced to €20m at 30/6/2024;

–	Italian Recovery Fund, a closed-end alternative investment fund (AIF) incorporated under Italian law and managed by DeA Capital Alternative Funds SGR S.p.A., which is currently invested in five securitization transactions (Valentine, Berenice, Cube, Este and Sunrise I) with Italian banks’ NPLs as the underlying instrument; the carrying amount of the €30m commitment was €18.4m at the reporting date, with a remaining commitment of approximately €1m;

(65)	The Bank signed a note issued by the custodian bank in which three CLO positions (with underlying European corporate loans) purchased by Mediobanca and some financial guarantees on the same CLOs with which the Bank purchased hedging had been contributed in the form of a trust; TCR pays out principal and interest of the underlying CLOs after the premium of financial guarantees.

298 | Consolidated financial statements as at 30 June 2024

–	Negentropy RAIF – Debt Select Fund, an alternative investment fund instituted under Luxembourg law and managed by Negentropy Capital Partners Limited, for which Mediobanca acted as advisor; the fund has senior tranches of real estate NPLs and loans as the underlying instrument, with an aggregate NAV of €122.7m (the share of Mediobanca being €61.3m);

–	in January, Mediobanca S.p.A. entered into an equity commitment agreement with Polus Capital Management (US) Inc.,(66) a wholly-owned subsidiary of Polus, which provides for Mediobanca S.p.A. undertaking a commitment of $75m to be used, to meet regulatory obligations, for investments in the “equity” tranche (most junior unrated securities) of Collateralized Loan Obligations (CLOs) in the US and related warehousing. The CLO Portfolio Manager will be Polus Capital Management (US) Inc, while an institutional counterparty will act as arranger. As at 30 June, the Group’s investments in CLOs US I amounted to €9.2m, including €4.5m subscribed by the Parent Company and €4.7m by Polus.

Acting as originator, seven securitization transactions were in progress at 30 June 2024 through the vehicle Quarzo S.r.l. (Compass Banca) with performing loans granted by Compass Banca as the underlying instrument (Compass subscribed for the entire number of junior securities), which were ceded on a revolving basis for a period of between 6 and 66 months, at the end of which the amortization phase of the securitization may begin. In some of the deals the Parent Company and/or other Group’s companies have subscribed to the senior notes. The first SRT (Significant Risk Transfer) for the Mediobanca Group was completed in June last year; the disposal without recourse of the initial portfolio of performing consumer loans for €815m was financed through the issuance of seven classes of securities: two senior notes (€700.9m), three mezzanine notes (for a total of €92.1m) and two junior notes (for a total of €22.1m). In this way, the Group obtained a significant transfer of credit risk for prudential purposes, thus optimizing capital absorption, without the derecognition of the underlying loans in the accounts. Senior securities for a total of €500m and mezzanine securities for €87.5m were placed on the market, while Compass Banca subscribed to the residual securities; the benefit in terms of RWA savings at 30 June 2024 amounted to €493m, to which deductions of €13.2m relating to the junior share should be added.

(66)   US CLO is reported in the disclosure statement on Structured Entities not consolidated for accounting purposes.

Notes to the accounts | Part E - Information on risks and related hedging policies | 299

QUANTITATIVE INFORMATION

C.2 Prudential consolidation – Exposures from main “third-party” securitizations divided by asset type / exposure type

	Cash exposure
	Senior		Mezzanine		Junior
	Carrying	Writedowns /	Carrying	Writedowns /	Carrying	Writedowns /
Type of underlying asset/Exposure	amount	writebacks	amount	writebacks	amount	writebacks
A. Italy NPLs (residential mortgages and real estate properties)	288,703	2,084	1	—	3	—
B. Consumer ABS Italy	239,591	(25)	19,456	31	—	—
C. Performing Loans Spain	2,608	(2)	3,323	8	—	—
D. Performing Loans Holland	—	—	801	(1)	—	—
E. Performing Loans Ireland	7,308	—	—	—	—	—
F. Performing Loans UK	26,585	—	—	—	—	—
G. Other loans (*)	434,257	136	86,150	6,136	—	—
Total 30 June 2024	999,052	2,194	109,731	6,173	3	—
Total 30 June 2023	934,073	(2,473)	118,514	2,390	451	(8)

(*) CLO transactions, €100m of which relating to TCR.

C.3 Prudential consolidation – Interests in SPVs

Name of securitization /	Registered		Assets			Liabilities
name of SPV	office	Consolidation	Debt securities		Other	Senior Mezzanine		Junior
Quarzo 7 - Quarzo S.r.l.	Milan	Accounting	503,013	—	69,836	156,649	—	290,900
Quarzo 9 - Quarzo S.r.l.	Milan	Accounting	105,431	—	29,040	11,211	—	121,622
Quarzo 10 - Quarzo S.r.l.	Milan	Accounting	380,143	—	41,703	172,046	—	249,528
Quarzo 11 - Quarzo S.r.l.	Milan	Accounting	284,328	—	39,569	241,651	—	72,000
Quarzo 12 - Quarzo S.r.l.	Milan	Accounting	655,020	—	32,377	580,827	—	94,500
Quarzo 13 - Quarzo S.r.l.	Milan	Accounting	2,773,115	—	227,646	2,537,500	—	362,500
Quarzo 14 - Quarzo S.r.l.	Milan	Accounting	789,648	—	48,795	698,598	92,100	22,100
Quarzo CQS S.r.l. Quarzo 2018	Milan	Accounting	—	—	—	—	—	—
MB Funding Lux	Luxembourg	Accounting	755,797	522,351	—	1,100,960	—	—

300 | Consolidated financial statements as at 30 June 2024

C.5 Prudential consolidation – Servicing – Collecting securitized receivables and redeeming securities issued by SPVs

						Percentage share of securities repaid (end-of-period figure)
		Securitized assets (end-of-period figure)		Receivables collected during the year		Senior		Mezzanine		Junior
Servicer	Vehicle company	Non- performing	Performing	Non- performing	Performing	Non- performing	Performing assets	Non- performing	Performing assets	Non- performing	Performing assets
Compass	Quarzo CQS (2018)	6,511	61,527	—	43,598	—	95.0	—	—	—	—
Compass	Quarzo Srl (Q7)	63,303	906,320	—	739,645	—	46	—	—	—	—
Compass	Quarzo Srl (Q8)	—	—	—	35,395	—	100.0	—	—	—	—
Compass	Quarzo Srl (Q9)	20,397	206,102	—	170,762	—	84.0	—	—	—	—
Compass	Quarzo Srl (Q10)	56,863	756,103	—	665,616	—	68	—	—	—	—
Compass	Quarzo Srl (Q11)	17,609	494,071	—	316,696	—	9	—	—	—	—
Compass	Quarzo Srl (Q12)	3,127	682,427	—	76,057	—	—	—	—	—	—
Compass	Quarzo Srl (Q13)	61,106	2,734,392	—	1,196,748	—	—	—	—	—	—
Compass	Quarzo Srl (Q14)	1,020	790,396	—	47,554	—	—	—	—	—	—

C.6 Prudential consolidation – Consolidated securitization-related SPVs

Quarzo S.r.l. (Compass Banca)

This SPV currently has seven securitizations in place with performing loans granted by Compass Banca as the underlying instrument (Compass has subscribed for the entire number of junior securities), which are ceded on a revolving basis for a period of between 6 and 66 months, at the end of which the amortization phase of the securitization may begin. In some of the deals the Parent Company and/or other Group’s companies have subscribed to the senior notes.

The seven deals in place are summarized in the table below:

						Credit
	Senior		Mezzanine			transferred	From
Issue date	A1	A2	A1	A2	Junior	in the year	the repayment date
15 February 2017	—	1,215	—	—	285	—	15 November 2022
25 November 2019	600	183	—	—	117	—	15 July 2020
17 April 2020	—	1,760	—	—	240	—	15 December 2021
6 April 2022	528	—	—	—	72	—	15 May 2023
11 May 2023	450	155	—	—	95	108	17 June 2024
31 October 2023	—	2,538	—	—	362	3,082	15 January 2026
21 June 2024	500	201	87	5	22	815	17 March 2025

Legend:

A1: issued on the market.

A2: subscribed to by the Parent Company and/or Group companies.

Notes to the accounts | Part E - Information on risks and related hedging policies |301

On 31 October last, this special purpose vehicle completed the Quarzo 13 securitization through the sale of a portfolio of performing loans for €2,900m, subsequently supplemented by revolving loans for a total of €853.7m.

On 21 June last, this special purpose vehicle completed the Quarzo 14 securitization through the sale of a portfolio of performing loans worth €815m.

Quarzo CQS S.r.l. (Compass Banca, formerly Futuro)

After the clean-up of the last ongoing transaction in 2018, the company Quarzo CQS S.r.l. was delisted from the register of companies.

MB Funding Lux S.A. (Mediobanca)

This SPV was set up by Mediobanca in order to execute secured transactions with a corporate syndicated loan originated by Mediobanca International (Luxembourg) SA or Mediobanca S.p.A. as the underlying instrument, of which it retains the credit risk. The notes, which form part of the Parent Company’s “Medium-Term Note” programme of issuance, have been subscribed for entirely by other Group legal entities and used as collateral for transactions on the interbank market.

There were no changes in the issues of MB Funding Lux S.A. subscribed by Mediobanca International Luxembourg S.A. during the financial year.

The transactions in progress as at 30 June 2024 are shown in the table below.

Company name	ISIN code	Notional amount	Issue Date	Repayment Date
BBVA – MB FINANCE LUX 2020	XS2270559367	100,000,000	11/12/2020	11/06/2026
BBVA – MB FUNDING LUX SERIES 2019 – 01	XS1937712112	200,000,000	13/10/2021	15/10/2026
BNP – MB FINANCE LUX SERIES 2017 – 01	XS1616696016	800,000,000	22/05/2017	23/12/2030
Total		1,100,000,000

Transactions between the originators and the SPVs during the year under review were as follows:

					Additional
	Credit		Servicing	Junior	return
Vehicle company	disposal	Proceeds	fees	interest	accrued
Quarzo CQS S.r.l. Quarzo 2018	—	7.2	—	0.2	3.6
Quarzo S.r.l.	4,778.1	2,788.7	9.1	105.3	309.4
MB Funding Lux	323,530.7	174,720.7	—	—	1.4

302| Consolidated financial statements as at 30 June 2024

D. Disposals

A. Financial assets sold but not entirely derecognized

QUALITATIVE INFORMATION

With regard to the description of transactions represented in Tables D.1 and D.3 below, reference should be made to the descriptions found under the tables themselves. With regard, in particular, to transactions in debt securities against medium and long-term repurchase agreements, please refer to the contents of these Notes to the Accounts - Part B.

QUANTITATIVE INFORMATION

D.1 Prudential consolidation – Financial assets sold entirely recognized and related financial liabilities: book values

	Financial assets sold and entirely recognized				Related financial liabilities
	Carrying amount	of which: subject to securitization transactions	of which: subject to repurchase agreements	of which non- performing	Carrying amount	of which: subject to securitization transactions	of which: subject to repurchase agreements
A. Financial assets held for trading	5,080,543	—	5,080,543	X	5,072,572	—	5,072,572
1. Debt securities	4,629,079	—	4,629,079	X	4,633,059	—	4,633,059
2. Equity securities	451,464	—	451,464	X	439,513	—	439,513
3. Loans	—	—	—	X	—	—	—
4. Derivatives	—	—	—	X	—	—	—
B. Other financial assets mandatorily measured at Fair Value	—	—	—	—	—	—	—
1. Debt securities	—	—	—	—	—	—	—
2. Equity securities	—	—	—	X	—	—	—
3. Loans	—	—	—	—	—	—	—
C. Financial assets designated at Fair Value	17,037	—	17,037	—	16,718	—	16,718
1. Debt securities	17,037	—	17,037	—	16,718	—	16,718
2. Loans	—	—	—	—	—	—	—
D. Financial assets measured at Fair Value through other comprehensive income	3,379,134	—	3,379,134	—	3,092,029	—	3,092,029
1. Debt securities	3,379,134	—	3,379,134	—	3,092,029	—	3,092,029
2. Equity securities	—	—	—	X	—	—	—
3. Loans	—	—	—	—	—	—	—
E. Financial assets measured at amortized cost	3,653,146	2,325,131	1,328,015	27,153	3,251,036	2,389,182	861,854
1. Debt securities	1,327,315	—	1,327,315	—	861,153	—	861,153
2. Loans	2,325,831	2,325,131	700	27,153	2,389,883	2,389,182	701
Total 30 June 2024	12,129,860	2,325,131	9,804,729	27,153	11,432,355	2,389,182	9,043,173
Total 30 June 2023	6,387,436	2,355,717	4,031,719	27,023	5,029,615	1,852,999	3,176,616

Notes to the accounts | Part E - Information on risks and related hedging policies | 303

D.3 Prudential consolidation – Disposals related to financial liabilities with repayment exclusively based on assets sold and not fully derecognized: Fair Value

	Fully	Partially	Total
	booked	booked	30 June 2024	30 June 2023
A. Financial assets held for trading	5,080,543	—	5,080,543	1,499,821
1. Debt securities	4,629,079	—	4,629,079	1,349,542
2. Equity securities	451,464	—	451,464	150,279
3. Loans	—	—	—	—
4. Derivatives	—	—	—	—
B. Other financial assets mandatorily measured at Fair Value	—	—	—	—
1. Debt securities	—	—	—	—
2. Equity securities	—	—	—	—
3. Loans	—	—	—	—
C. Financial assets designated at Fair Value	17,037	—	17,037	—
1. Debt securities	17,037	—	17,037	—
2. Loans	—	—	—	—
D. Financial assets measured at Fair Value through other comprehensive income	3,379,134	—	3,379,134	1,184,230
1. Debt securities	3,379,134	—	3,379,134	1,184,230
2. Equity securities	—	—	—	—
3. Loans	—	—	—	—
E. Financial assets measured at amortized cost (Fair Value)	3,923,255	—	3,923,255	3,914,581
1. Debt securities	1,322,907	—	1,322,907	1,383,584
2. Loans	2,600,348	—	2,600,348	2,530,997
Total financial assets	12,399,969	—	12,399,969	6,598,632
Total associated financial liabilities	11,914,104	—	X	X
Net value 30 June 2024	485,865	—	12,399,969	X
Net value 30 June 2023	817,482	—	X	817,482

B.	Financial assets sold and fully derecognized with continuing involvement recorded

QUALITATIVE AND QUANTITATIVE INFORMATION

At the end of the year, there were no fully cancelled transactions in place for the sale of financial assets that led to the recognition of a continuing involvement.

304 | Consolidated financial statements as at 30 June 2024

C. Financial assets sold but not entirely derecognized

QUALITATIVE AND QUANTITATIVE INFORMATION

At the end of the year, there were no fully cancelled transactions in place for the sale of financial assets.

D. Covered bond transactions

Mediobanca Covered Bond S.r.l., an SPV incorporated under Article 7-bis of Italian Law 130/99, is owned as to 90% by Mediobanca Premier and as to 10% by SPV Holding.

At a Board meeting held in December 2020, the Bank’s Directors approved a resolution to renew the programme of covered bond issuance for a further ten years compared to the original expiry date (December 2021) for a total amount of €10bn.

The deal entails the involvement of:

–	Mediobanca as the issuer of covered bonds;

–	Mediobanca Premier S.p.A. as the seller (including on a revolving basis) of assets eligible for sale under the regulations in force, up to the limits on Mediobanca’s regulatory capital ratios, and servicer for the transaction;

–	Mediobanca Covered Bond S.r.l. (SPV) as non-recourse transferee of the assets and guarantor of the covered bonds.

The issues in this programme were attributed an AA rating by Fitch.

The programme includes 7 transactions in place for a value of €5,300m placed with institutional investors and secured by assets sold by Mediobanca Premier to Mediobanca Covered Bond for €7,062m (operating value), broken down as follows:

ISIN Code	Issue Date	Nominal Value	Rate	Expiry:
IT0005142952	Nov-15	750	Fix: 1.375%	Nov-25
IT0005315046	Nov-17	750	Fix: 1.25%	Nov-29
IT0005339186	Jul-18	750	Fix: 1.125%	Aug-24
IT0005378036	Jul-19	750	Fix: 0.5%	Oct-26
IT0005433757	Jan-21	750	Fix: 0.01%	Feb-31
IT0005499543	June 22	750	Fix: 2.375%	Jun-27
IT0005579807	Jan-24	800	Fix: 3.25%	Nov-28
		5.300

Notes to the accounts | Part E - Information on risks and related hedging policies | 305

During the year under review, assets were sold by Mediobanca Premier to the special purpose vehicle Mediobanca Covered Bond in the amount of €649.5m, with the simultaneous repurchase of assets for €18.5m.

A Bond with a nominal value of €750m expired in October and was completely replaced by a bond issued on 15 January 2024 for a nominal value of €750m, maturing in 5 years (November 2028), with a coupon rate of 3.25% and subject to tap issuance for €50m.

Finally, it should be noted that on 28 August 2024, Mediobanca concluded a covered bond placement for a total amount of €750m and a 3% coupon.

* * *

E.	Prudential consolidation – Credit risk management models

The Group was authorized by the Supervisory Authorities to calculate capital requirements using its own rating systems for the Corporate portfolio of Mediobanca and Mediobanca International (Probability of Default and Loss Given Default), for the Italian mortgage portfolio of MB Premier (Probability of Default and Loss Given Default), for consumer credit (Probability of Default and Loss Given Default) and credit card exposures (Probability of Default, Loss Given Default and Credit Conversion Factor) of Compass. In June 2024, a pre-application was also submitted for the model applicable to Corporate exposures relating to MBFACTA’s Factoring operations. For exposures for which the standardized methodology is currently used to calculate the regulatory capital requirements, the Group has nonetheless developed internal credit risk models that are used for management purposes.

The Group has also adopted a portfolio model in order to calculate the economic capital for credit risk, which enables geographical and sector concentration and diversification effects to be factored in.

306 | Consolidated financial statements as at 30 June 2024

1.2 MARKET RISKS

1.2.1     INTEREST RATE RISK AND PRICE RISK – REGULATORY TRADING PORTFOLIO

QUALITATIVE INFORMATION

The Bank’s operating exposure to market risks in the trading portfolio is monitored by calculating operating earnings on a daily basis and through use of the following indicators:

–	Sensitivity – mainly Delta and Vega – to the principal risk factors (interest rates, share prices, exchange rates, credit spreads, inflation and volatility, dividends, correlations, etc.); sensitivity analysis shows the increase or decrease in the value of financial assets and derivatives to local changes in these risk factors, providing a static representation of the market risk of the trading portfolio;

–	Value-at-risk calculated using a weighted historical simulation method with scenarios updated daily, assuming a liquidation horizon of one business day and a confidence level of 99%.

Risks are monitored daily through VaR and sensitivity analyses to ensure compliance with operating limits, managing the risk appetite established by the Bank for its trading book and, in case of VaR, also to evaluate the robustness of the model through back-testing. The expected shortfall on the set of positions subject to VaR measurement is also calculated daily by means of historical simulation; this represents the average potential losses over and beyond the level of confidence for the VaR. Moreover, stress tests are carried out monthly (on the entire portfolio) concerning the main risk factors to show, among other things, the impact which more substantial movements in the main market variables might have (e.g. share prices and interest or exchange rates) calibrated on the basis of extreme changes in market variables.

Other complementary risk metrics are used in order to assess trading position risks not fully measured by VaR and by sensitivity analyses more specifically. The weight of products which require such metrics to be used is in any case extremely limited compared to the overall size of Mediobanca’s trading portfolio.

Notes to the accounts | Part E - Information on risks and related hedging policies | 307

In the past fiscal year, market fluctuations were mainly driven by interest rates and monetary policy expectations.

Volatility on the stock markets remained high in the first four months of the financial year: the main stock indexes showed fluctuations in returns ranging between +6% and -6% quarter-on-quarter between July and September. The driver of this phase of uncertainty was the macroeconomic and geopolitical context: inflation data (4.3% EU, 3.7% US) - although at their lowest since October 2021 - were still above monetary policy targets. Added to this were upside pressures on oil prices, caused by lower supply from producing countries (primarily Saudi Arabia and Russia) and by tensions in the Middle East due to the rekindling of the conflict between Israel and Hamas. This situation was reflected in interbank and government interest rates: the short-term part of the curves did not undergo significant changes in the first quarter, while there was an upward remarking of long-term yields - in particular in the United States (swap and US Treasury 10Y +70 bps q/q), supporting the assumption that discount rates would remain in the 4-to-5% area for a long time. Finally, in the same period, the BTP 10Y witnessed a rise of +70 bps compared to a +30 bps of the Euro Swap 10Y and the Bund, due to a greater idiosyncratic risk for Italy.

In November, there was a clear change of scenario with a general decline in interest rates (e.g. -115 bps on 10y ITA). After the peak in mid-October, inflation data (-200 bps y/y EU HICP in March 2024) and a less hawkish stance by monetary policy authorities reversed market expectations, which had expected cuts in key refinancing rates in the first half of 2024. This led government bond yields to retrace to levels slightly below those recorded at the beginning of the year. At this stage, the stock market followed a general upward trend, with the US market outperforming the EU market, reaching a return of +18% (average of main indexes) compared to the beginning of the year and with volatility at its lowest, especially when compared to the month of October.

Finally, in June there was a partial recovery of volatility generated by tensions on French OATs and on other EU government bonds following the outcome of the European elections of 8 and 9 June and the subsequent elections to the French Parliament.

During the year under review, there were no breaches of the VaR and Stop Loss limits thanks to the low level of volatility, especially in the stock market.

308 | Consolidated financial statements as at 30 June 2024

The Value-at-Risk of the Trading aggregate fluctuated between a minimum of €3.2m in November and a maximum of €10m, as recorded in late December. The average figure (€5.9m) was 30% lower than the average of the previous year (€8.4m). After the peak, the VaR figure progressively decreased until it reached €4.6m at the end of the year, well below the average for the 12-month period.

The risk factors that explain the VaR trend are mainly as follows: (i) yields of Italian and core Euro Area government bonds and (ii) greater sense of direction in exposures to implied stock market volatilities, driven by particularly low levels of volatility. The contribution of other risk factors, such as share prices or exchange rates, is marginal. With respect to these, the Bank’s position is conservative or substantially neutral.

In line with the VaR trend, the Expected shortfall - which measures a further stress scenario on the same VaR historical series - shows a lower average figure than in the previous year (€10.7m against €12.8m).

Daily back-testing results (based on the comparison with the theoretical Profits and Losses) during the twelve-month observation period showed no cases of deviation from the VaR.

Table 1: Value-at-risk and Expected Shortfall in the trading portfolio

  €’000

	FY 2023/2024				FY 2022/2023
Risk factors (figures in €’000)	30 June	Min	Max	Average	Average
Interest rates	1,451	1,373	7,124	3,629	7,071
Credit	1,583	1,020	2,531	1,706	2,548
Shares	5,343	1,078	6,490	3,741	3,609
Exchange rates	632	591	1,631	927	904
Inflation	223	32	684	293	365
Volatility	3,156	2,325	6,068	3,842	6,254
Diversification effect (*)	(7,759)	(12,098)	(4,930)	(8,277)	(12,369)
Total	4,630	3,249	10,094	5,860	8,382
Expected Shortfall	6,995	5,258	22,817	10,745	12,846

(*) Associated with a less-than-perfect correlation between risk factors.

Notes to the accounts | Part E - Information on risks and related hedging policies | 309

Apart from the general VaR limit on Trading positions, a system reflecting a greater degree of granularity for the individual trading desks is also in place.

Furthermore, each desk has sensitivity limits to changes in the various risk factors, which are monitored on a daily basis. Compared to the previous financial year, exposure was reduced across all risk classes.

Tab. 2: Summary of the trend in the main trading portfolio sensitivities

(€’000)

	FY 2023/2024
Risk factors	30 June	Min	Max	Average	FY 2022/2023
Equity delta (+1%)	(107,827)	(1,086,056)	3,928,644	258,943	418,680
Equity vega (+1%)	(1,660,900)	(4,317,612)	1,817,130	(717,196)	757,496
Interest rate delta (+1 bp)	(5,745)	(371,684)	473,465	104,737	218,649
Inflation delta (+1 bp)	(37,959)	(70,991)	55,080	(17,952)	13,079
Exchange rate delta (+1%) (*)	12,427	(364,685)	5,841,508	4,224	142,539
Credit delta (+1 bp)	350,476	(294,922)	617,669	246,220	421,632

(*) This refers to the Euro gaining versus other foreign currencies.

Trends in VaR of trading portfolio

310 | Consolidated financial statements as at 30 June 2024

Trends in VaR constituents (Trading)

QUANTITATIVE INFORMATION

1. Regulatory trading portfolio: distribution by residual maturity (repricing date) of financial cash assets and liabilities and financial derivatives

			From 3	From 6
		Up to 3	months to 6	months to 1	From 1 year	From 5 years	Over 10	Not
Type/Residual duration	Demand	months	months	year	to 5 years	to 10 years	years	specified
1. Cash assets	14,227	929,468	935,883	1,613,491	2,912,553	1,016,283	987,370	—
1.1 Debt securities	14,227	929,468	935,883	1,613,491	2,912,553	1,016,283	987,370	—
– with early redemption option	—	—	—	—	—	—	—	—
– other	14,227	929,468	935,883	1,613,491	2,912,553	1,016,283	987,370	—
1.2 Other assets	—	—	—	—	—	—	—	—
2. Cash liabilities	185	248,162	554,744	493,976	2,473,543	642,040	488,856	—
2.1 Repos	—	—	—	—	—	—	—	—
2.2 Other liabilities	185	248,162	554,744	493,976	2,473,543	642,040	488,856	—
3. Financial derivatives	—	—	—	—	—	—	—	—
3.1 With underlying securities	—	—	—	—	—	—	—	—
– Options	—	—	—	—	—	—	—	—
+ Long positions	—	130,000	—	—	—	—	—	—
+ Short positions	—	130,000	—	—	—	—	—	—
– Other	—	—	—	—	—	—	—	—
+ Long positions	—	757,021	—	—	355,494	—	—	—
+ Short positions	—	757,021	—	—	355,494	—	—	—
3.2 Without underlying securities	—	—	—	—	—	—	—	—
– Options	—	—	—	—	—	—	—	—
+ Long positions	6,577	2,186,758	910,723	1,540,797	31,165,193	1,187,860	—	—
+ Short positions	6,577	2,186,758	910,723	1,540,797	31,165,193	1,187,860	—	—
– Other	—	—	—	—	—	—	—	—
+ Long positions	1,158,140	31,766,924	24,703,581	31,634,429	26,767,959	10,635,299	5,789,204	—
+ Short positions	1,192,158	46,447,213	27,384,678	14,156,525	26,750,459	10,635,299	5,889,204	—

Notes to the accounts | Part E - Information on risks and related hedging policies | 311

2. Regulatory trading portfolio: cash exposures in equities and UCITS units

Carrying amount
Type of exposure/Amounts	Level 1	Level 2	Level 3
A. Equity securities (1)
A.1 Shares	3,704,683	—	172,758
A.2 Innovative equity instruments	—	—	—
A.3 Other equity instruments	—	—	—
B. UCITS
B.1 Under Italian law	—	—	—
– harmonized open	—	—	—
– non-harmonized open	—	—	—
– closed	—	—	—
– reserved	—	—	—
– speculative	—	—	—
B.2 Under other EU states law	—	—	—
– harmonized	—	—	—
– non-harmonized open	—	—	—
– non-harmonized closed	—	—	—
B.3 Under non-EU states law	—	—	—
– open	—	—	—
– closed	—	—	—
Total	3,704,683	—	172,758

(1)	Net imbalance between trading activities and technical overdrafts recognized as trading liabilities: over 93% of net exposure concerns EU countries.

1.2.2 INTEREST RATE RISK AND PRICE RISK – BANKING BOOK

QUALITATIVE INFORMATION

The Mediobanca Group monitors and manages interest rate risk through sensitivity testing of net interest income and economic value. The sensitivity of the net interest income quantifies the impact on current earnings in the worst-case scenario among those outlined in the guidelines of the Basel Committee (BCBS) transposed in the EBA document in 2022 (EBA/GL/2022/14). In this testing, the asset stocks are maintained constant, renewing the items falling due with the same financial characteristics and assuming a time horizon of twelve months.

Conversely, the sensitivity of economic value measures the impact of future flows on the current value in the worst-case scenario of those contemplated in the Basel Committee guidelines (BCBS).

312 | Consolidated financial statements as at 30 June 2024

All the scenarios present a floor set by the EBA guidelines at minus 1.5% on the demand maturity with linear progression up to 0% at the fifty-year maturity. In the current market environment, this floor has a very limited impact on sensitivity metrics.

For both sensitivities, balance sheet items have been treated based on their contractual profile, except for the items related to current account deposits for retail clients (which have been treated on the basis of proprietary behavioural models) and consumer credit items and mortgages (which reflect the possibility of early repayment).

To determine the discounted value of cash flows, various benchmark curves were used to discount and compute future rates based on the value date on which the balance sheet item itself was traded (multi-curve). The credit component has been stripped out of the cash flows for the economic value sensitivity only.

With reference to the Group’s banking book positions at 30 June, in the event of a parallel decrease in the curve (“parallel down”), the expected interest income would undergo a negative change of €52m, representing an improvement with respect to the previous year (€-142m). The sharply declining sensitivity mainly concerned the large capital endowment (referred to as free capital) and moreover the end-of-year figure was partially contained over the 12-month period; in fact, it settled around a value of approximately €-100m (Parallel Down scenario).

With reference to the analysis of the present value of future cash flows in the Group’s banking book, the shock that may cause the worst change would occur if the short part of the interest rate curve rose (“Short Up”), which is currently an unlikely scenario.

The change would in fact be negative by €74m, mainly due to the impact of Mediobanca (€-23m) and Compass (€-25m). In the previous year, the maximum change amounted to €76m in the “Flattener” scenario.

Notes to the accounts | Part E - Information on risks and related hedging policies| 313

(€m)

	Banking Book
Data at 30 June 2024	Maximum level scenario	Group Mediobanca MB Premier S.p.A.			Compass	Other
Net interest income sensitivity	Parallel Down	(52)	11	(20)	(20)	(23)
Sensitivity of discounted value of expected cash flows	Flattener	(74)	(23)	(3)	(25)	(23)

At Group level, the values obtained for the net interest income sensitivity are lower than the Group RAF limit of 4.5% (Group net interest income/TIER 1), while the economic value sensitivity was lower than the Group RAF limit by 6% (Economic Value sensitivity/Group TIER 1).

The SOT regulatory indicator is 0.7% (net interest income/Tier 1 Capital sensitivity) and well below the 5% regulatory threshold.

In addition to the scenarios envisaged from a regulatory standpoint, the +50 bps scenario is continuously monitored:

(€m)

		Average amount for
	30 June 2023	the year 2023/2024	30 June 2024
Group	36	28	15
Mediobanca S.p.A	17	14	(1)

Hedging

Hedges are intended to neutralize possible losses that may be incurred on a given asset or liability, due to the volatility of certain financial risk factors (interest rate, exchange rate, credit or some other risk parameter) through the gains that may be realized on a hedging instrument that is capable of offsetting changes in Fair Value or cash flows of the hedged instrument. For Fair Value hedges in particular, the Group seeks to minimize the financial risk on interest rates by bringing the entire interest-bearing exposure in line with Euribor (generally Euribor 3 months).(67)

(67)	This target is maintained even in the presence of hedging contracts with market counterparties with which netting agreements and CSAs (collateralized standard agreements) have been entered into and whose valuation is carried out at Ester interest rates.

314 | Consolidated financial statements as at 30 June 2024

A. Fair Value hedging

Fair Value hedges are used to neutralize exposure to interest rate or price risk for specific asset or liability positions, via derivative contracts entered into with leading market counterparties with high credit rating. In particular, with regard to interest rate risk, the Group applies specific hedges to individual items or clusters of like-for-like assets and liabilities in terms of interest rate risk. The objective of these hedges is to reduce the interest rate risk through swaps that convert fixed-rate into floating rate assets and/or liabilities. The items being mainly hedged are fixed-rate or structured liabilities issued by Mediobanca, investments in fixed-rate securities under assets held in the HTC and HTCS portfolio, the portfolio of fixed-rate mortgage loans, the floors implicit in the floating-rate loans of the Lending division and floating-rate mortgage loans granted by Mediobanca Premier and the deposits of Mediobanca Premier for which the behavioural model is being taken into account at the effective maturity.

Some structured bond issues remain in the portfolio without causing any risks correlated to the main risk, broken down into the interest rate component (hedged) and other risks which are represented in the trading book and are usually covered by external positions of the opposite sign; for structured bonds issued during the year, mostly interest rate, the Bank applied the Fair Value option in the initial recognition phase of the liability and the related risks were hedged with derivatives measured at Fair Value Through Profit or Loss in order to deal with the impacts on the P&L account.

Fair Value hedges are also used by the Parent Company to mitigate the price risk of an equity investment recorded within the portfolio of assets measured at Fair Value through other comprehensive income.

The Mediobanca Premier mortgage loan book is hedged via amortizing swaps, the notional and maturity profile of which follows the mortgage repayment plan and the expected prepayment rate for the loan book based on the model developed by Risk Management (subject to internal approval, considering a prudential margin).

Notes to the accounts | Part E - Information on risks and related hedging policies | 315

B. Cash flow hedging

This form of hedging is mainly used in the context of some Group companies’ operations (in particular with reference to consumer credit and leasing), where provisions at a floating rate are set aside for a significant amount against a large number of transactions for a negligible amount, generally at a fixed rate. The hedge is made in order to transform these positions into fixed-rate positions, correlating the relevant cash flows with investments. Normally, the Group uses derivatives to fix the expected cost of deposits over the reference period to cover floating-rate loans in place and future transactions linked to systematic renewals of such loans upon expiry.

C. Foreign investment hedging activities

This involves hedging an exposure to a controlling interest in a company and the goodwill associated with it (including any intangibles identified as a result of the Purchase Price Allocation process) in currencies other than the Euro. The exposure may be hedged via derivatives or other financial instruments in different currencies, such as bond issues. The exchange rate effect of the hedge is taken through the net equity reserve to cover the effects of the hedged instrument.

D.	Hedging instruments

E.	Hedged items

As for hedged items and hedging instruments, they have been exhaustively described in the previous paragraphs and throughout the document.

Counterparty risk

Counterparty risk generated by market transactions with institutional customers or counterparties is measured in terms of expected potential future exposure. With regard to derivatives and collateralized short-term loan products (repos and securities lending), the calculation is based on determining the

316 | Consolidated financial statements as at 30 June 2024

maximum potential exposure (assuming a 95% likelihood) at various points in time up to 30 years. The scope of application regards all groups of counterparties which have relations with the Bank, taking into account the presence of netting (e.g. ISDA, GMSLA or GMRA) and collateralization agreements (e.g. CSA), if any. Exposures deriving from transactions on the interbank market should be added to these. For these three types of transactions, different exposure limits are granted to each counterparty and/or group subject to internal analysis and approval by the Credit and Market Committee.

With regard to derivative transactions, as required by IFRS 13, the Fair Value incorporates the effects of the counterparty credit risk (referred to as CVA) and Mediobanca credit risk (referred to as DVA) based on the future exposure profile of the set of contracts in place.

Notes to the accounts | Part E - Information on risks and related hedging policies | 317

QUANTITATIVE INFORMATION

1. Banking book by outstanding maturity (repricing date) of financial assets and liabilities

Type/Residual duration	Demand	Up to 3 months	From 3 months to 6 months	From 6 months to 1 year	From 1 year to 5 years	From 5 years to 10 years	Over 10 years	Indefinite duration
1. Cash assets	16,339,236	21,438,629	8,336,459	5,170,422	16,250,391	4,757,488	4,404,702	10
1.1 Debt securities	—	1,598,261	2,255,486	2,330,580	3,360,338	1,047,788	453,252	—
– with early redemption option	—	—	—	—	—	—	—	—
– other	—	1,598,261	2,255,486	2,330,580	3,360,338	1,047,788	453,252	—
1.2 Loans to banks	4,444,953	4,187,418	938,589	292,741	635,563	—	198,966	10
1.3 Loans to customers	11,894,283	15,652,950	5,142,384	2,547,101	12,254,490	3,709,700	3,752,484	—
– current accounts	1,422,580	—	—	—	—	—	—	—
– other loans	10,471,703	15,652,950	5,142,384	2,547,101	12,254,490	3,709,700	3,752,484	—
– with early redemption option	3,961,469	2,382,769	1,176,419	2,175,869	10,421,065	3,595,747	3,717,446	—
– other	6,510,234	13,270,181	3,965,965	371,232	1,833,425	113,953	35,038	—
2. Cash liabilities	24,122,540	22,577,961	4,797,741	9,089,333	12,194,068	1,205,749	3,604,629	—
2.1 Due to customers	21,648,149	6,447,197	3,202,521	2,849,587	461,443	50,914	124,276	—
– current accounts	16,725,369	1,432,017	—	—	—	—	—	—
– other liabilities	4,922,780	5,015,180	3,202,521	2,849,587	461,443	50,914	124,276	—
– with early redemption option	—	—	—	—	—	—	—	—
– other	4,922,780	5,015,180	3,202,521	2,849,587	461,443	50,914	124,276	—
2.2 Due to banks	2,472,950	7,739,987	400,510	296,034	2,190,167	313,228	591,462	—
– current accounts	325,221	—	—	—	—	—	—	—
– other liabilities	2,147,729	7,739,987	400,510	296,034	2,190,167	313,228	591,462	—
2.3 Debt securities	1,441	8,390,777	1,194,710	5,943,712	9,542,458	841,607	2,888,891	—
– with early redemption option	—	—	—	—	—	—	—	—
– other	1,441	8,390,777	1,194,710	5,943,712	9,542,458	841,607	2,888,891	—
2.4 Other liabilities	—	—	—	—	—	—	—	—
– with early redemption option	—	—	—	—	—	—	—	—
– other	—	—	—	—	—	—	—	—
3. Financial derivatives
3.1 With underlying securities
– Options
+ long positions	—	—	—	—	—	—	—	—
+ short positions	—	—	—	—	—	—	—	—
– Other derivatives
+ long positions	—	—	—	155,000	—	—	—	—
+ short positions	—	—	—	155,000	—	—	—	—
3.2 Without underlying securities – Options
+ long positions	—	18,381	25,900	145,989	137,881	—	758,798	—
+ short positions	—	18,381	25,900	145,989	137,881	—	758,798	—
– Other derivatives
+ long positions	254,717	38,421,822	6,347,004	11,358,742	16,081,766	5,346,068	4,963,200	—
+ short positions	254,717	52,180,038	1,964,011	2,073,520	16,091,766	5,346,068	4,863,200	—
4. Other off-balance sheet transactions	16,836,715	12,289,081	3,795,681	3,115,491	26,252,284	4,786,922	2,280491	—
+ long positions	7,820,203	8,194,987	1,598,992	1,680,666	12,532,629	1,964,512	886,344	—
+ short positions	9,016,512	4,094,094	2,196,689	1,434,825	13,719,655	2,822,410	1,394,147	—

318 | Consolidated financial statements as at 30 June 2024

2. Banking book: cash exposures in equities and UCITS units

	Carrying amount
Type of exposure/Amounts	Level 1	Level 2	Level 3
A. Equity securities (1)
A.1 Shares	127,548	—	133,085
A.2 Innovative equity instruments	—	—	—
A.3 Other equity instruments	—	—	—
B. UCITS
B.1 Under Italian law	20,363	—	186,860
– harmonized open	15,777	—	—
– non–harmonized open	—	—	—
– closed	—	—	186,084
– reserved	—	—	—
– speculative	4,586	—	776
B.2 Under other EU states law	176,865	80,949	187,825
– harmonized	—	—	—
– non–harmonized open	—	—	61,265
– non–harmonized closed	176,865	80,949	126,560
B.3 Under non–EU states law	—	—	—
– open	—	—	—
– closed	—	—	—
Total	324,776	80,949	507,770

(1) Of which 54% Italian and 46% from other EU member states.

1.2. 3 EXCHANGE RATE RISK

QUALITATIVE INFORMATION

A.	General aspects, operating processes and measurement techniques of exchange rate risk

B.	Exchange rate risk hedging

The trend in the exchange rate component of VaR shown on page 307 is an effective representation of changes in the risks taken on the forex market, because exposure to exchange rate risk is managed globally.

Notes to the accounts | Part E - Information on risks and related hedging policies | 319

QUANTITATIVE INFORMATION

1. Assets, liabilities and derivatives by currency

	Currencies
		Great Britain	Japanese	Swedish	Swiss	Other
Items	US Dollar	Pound	Yen	Krona	Franc	currencies
A. Financial assets	3,894,692	1,542,123	3,473	44,381	462,137	102,012
A.1 Debt securities	1,057,055	296,527	—	—	19,273	—
A.2 Equity securities	347,399	462,460	—	—	234,797	—
A.3 Due from banks	827,931	367,870	2,067	10,145	50,180	44,054
A.4 Due from customers	1,653,419	398,970	1,242	34,182	157,824	57,757
A.5 Other financial assets	8,888	16,296	164	54	63	201
B. Other assets	—	—	—	—	234	—
C. Financial liabilities	3,672,255	1,430,744	112,972	6,981	287,547	63,986
C.1 Due to banks	112,021	472,367	1	6,627	4,059	376
C.2 Due to customers	2,211,872	825,203	9,955	347	96,507	51,391
C.3 Debt securities	1,347,022	14,605	103,016	—	186,881	12,219
C.4 Other financial liabilities	1,340	118,569	—	7	100	—
D. Other liabilities	16,923	2,142	—	—	11,715	—
E. Financial derivatives
– Options
+ Long positions	122,154	58,873	90,578	876	94,087	120,266
+ Short positions	50,367	—	73,610	2,612	282,237	85,218
– Other derivatives
+ Long positions	5,156,763	1,033,901	550,018	74,555	633,490	649,276
+ Short positions	5,413,553	1,177,904	414,129	108,625	653,077	668,025
Total assets	9,173,609	2,634,897	644,069	119,812	1,189,948	871,554
Total liabilities	9,153,098	2,610,790	600,711	118,218	1,234,576	817,229
Difference (+/-)	20,511	24,107	43,358	1,594	(44,628)	54,325

2. Internal models and other methodologies used for sensitivity analysis

During the year under review, the Euro-dollar rate moved around the average value of 1.08, with a minimum of 1.05 and a maximum of 1.13, to close at 1.07, i.e. near the values recorded at the beginning of the year. The overall Forex VaR remained relatively steady at 900,000 with short-lived peaks at 2.4m.

320 | Consolidated financial statements as at 30 June 2024

1.3 DERIVATIVE INSTRUMENTS AND HEDGING POLICIES

1.3.1 TRADING DERIVATIVES

A. Financial derivatives

A.1 Trading financial derivatives: reporting-date notional values

	30 June 2024				30 June 2023
	Over the counter				Over the counter
		Without central counterparties				Without central counterparties
		With	Without			With	Without
Underlying assets /	Central	offsetting	offsetting	Established	Central	offsetting	offsetting	Established
Type of derivatives	counterparties	arrangements	arrangements	markets	counterparties	arrangements	arrangements	markets
1. Debt securities and interest rate	102,874,596	48,042,208	1,443,456	1,535,643	94,215,475	22,556,759	1,258,298	2,115,793
a) Options	—	31,919,433	277,500	492,747	—	4,802,779	613,240	1,269,393
b) Swap	102,874,596	13,634,787	1,165,956	—	94,215,475	13,709,595	645,058	—
c) Forwards	—	355,494	—	—	—	277,076	—	—
d) Futures	—	—	—	1,042,896	—	—	—	846,400
e) Other	—	2,132,494	—	—	—	3,767,309	—	—
2. Equity securities and stock	—	14,776,409	2,045,702	19,872,720	—	14,285,141	3,047,327	18,361,567
a) Options	—	12,991,255	150,517	19,077,052	—	13,792,650	744,742	17,860,244
b) Swap	—	1,785,154	241,620	—	—	492,491	—	—
c) Forward	—	—	—	—	—	—	—	—
d) Futures	—	—	—	795,668	—	—	—	501,323
e) Other (1)	—	—	1,653,565	—	—	—	2,302,585	—
3. Currencies and gold	—	16,268,177	531,887	—	—	20,148,517	789,845	—
a) Options	—	2,295,736	—	—	—	3,604,697	—	—
b) Swap	—	6,165,851	—	—	—	6,601,337	504,598	—
c) Forward	—	7,806,590	531,887	—	—	9,942,483	285,247	—
d) Futures	—	—	—	—	—	—	—	—
e) Other	—	—	—	—	—	—	—	—
4. Commodities	—	453,296	145,665	—	—	1,750,000	169,947	—
5. Other	—	—	—	—	—	—	—	—
Total	102,874,596	79,540,090	4,166,710	21,408,363	94,215,475	58,740,417	5,265,417	20,477,360

(1) This exclusively regards Certificates issued.

Notes to the accounts | Part E - Information on risks and related hedging policies | 321

A.2 Trading financial derivatives: gross positive and negative Fair Values by product

	Total 30 June 2024				Total 30 June 2023
	Over the counter				Over the counter
		Without central counterparties				Without central counterparties
		With	Without			With	Without
	Central	offsetting	offsetting	Established	Central	offsetting	offsetting	Established
Types of derivatives	counterparties	arrangements	arrangements	markets	counterparties	arrangements	arrangements	markets
1. Positive Fair Value
a) Options	—	554,206	310,818	784,767	—	616,293	270,054	688,152
b) Interest rate swaps	164,019	169,507	79,057	—	242,613	239,367	59,887	—
c) Cross currency swaps	—	171,438	—	—	—	238,334	—	—
d) Equity swaps	—	191,886	2,053	—	—	172,525	—	—
e) Forward	—	125,415	17,142	—	—	148,770	21,239	—
f) Futures	—	—	—	12,055	—	—	—	7,826
g) Other (1)	—	—	—	—	—	—	12,602	—
Total	164,019	1,212,452	409,070	796,822	242,613	1,415,289	363,782	695,978
2. Negative Fair Value
a) Options	—	648,467	344,601	832,156	—	724,524	325,764	833,108
b) Interest rate swap	19,242	409,556	15,657	—	21,750	510,238	18,861	—
c) Cross currency swaps	—	165,188	—	—	—	198,055	22,994	—
d) Equity swaps	—	4,415	8	—	—	2,875	—	—
e) Forward	—	92,744	8,741	—	—	104,804	4,089	—
f) Futures	—	—	—	47,352	—	—	—	23,631
g) Other (1)	—	—	1,576,925	—	—	—	2,099,503	—
Total	19,242	1,320,370	1,945,932	879,508	21,750	1,540,496	2,471,211	856,739

(1) This exclusively regards Certificates issued.

322 | Consolidated financial statements as at 30 June 2024

A.3 OTC trading financial derivatives: notional values, gross positive and negative Fair Values by counterparty

	Central		Other financial
Underlying assets	counterparti	Banks	companies	Other entities
Contracts not included in offsetting arrangements
1) Debt securities and interest rates (1)
– notional value	X	315,921	433,923	693,611
– positive Fair Value	X	28,297	55,066	1,727
– negative Fair Value	X	122	7,641	26,337
2) Equity securities and stock indexes
– notional value	X	1,653,565	392,112	24
– positive Fair Value	X	306,600	2,402	636
–Negative Fair Value (1)	X	1,883,483	23,321	115
3) Currencies and gold
– notional value	X	288,254	238,028	5,605
– positive Fair Value	X	55	11,385	82
– negative Fair Value	X	4,854	58	—
4) Commodities
– notional value	X	145,665	—	—
– positive Fair Value	X	2,820	—	—
– negative Fair Value	X	—	—	—
5) Other
– notional value	X	—	—	—
– positive Fair Value	X	—	—	—
– negative Fair Value	X	—	—	—
Contracts included in offsetting arrangements
1) Debt securities and interest rates
– notional value	102,874,596	38,438,159	5,576,736	4,027,311
– positive Fair Value	164,019	214,898	141,643	6,418
– negative Fair Value	19,242	198,494	237,424	138,976
2) Equity securities and stock indexes
– notional value	—	7,861,559	4,832,973	2,081,878
– positive Fair Value	—	125,032	247,172	164,544
– negative Fair Value	—	311,380	113,393	30,973
3) Currencies and gold
– notional value	—	11,420,905	1,926,041	2,921,232
– positive Fair Value	—	178,685	29,990	85,042
– negative Fair Value	—	215,876	46,916	26,920
4) Commodities
– notional value	—	400,000	53,297	—
– positive Fair Value	—	19,028	—	—
– negative Fair Value	—	1	16	—
5) Other
– notional value	—	—	—	—
– positive Fair Value	—	—	—	—
– negative Fair Value	—	—	—	—

(1) Of which certificates with a nominal value of €1,653,565 and Fair Value of € -1,576,925.

Notes to the accounts | Part E - Information on risks and related hedging policies | 323

A.4 Outstanding life of OTC financial derivatives: notional amounts

		From 1 year
Underlying / Outstanding life	Up to 1 year	to 5 years	Over 5 years	Total
A.1 Financial derivative contracts on debt securities and interest rates	43,362,645	78,751,766	30,245,849	152,360,260
A.2 Financial derivative contracts on equity securities and stock indexes	8,802,236	7,790,298	229,577	16,822,111
A.3 Financial derivatives on currencies and gold	13,313,407	3,019,586	467,071	16,800,064
A.4 Financial derivatives on commodities	360,001	238,960	—	598,961
A.5 Other financial derivatives	—	—	—	—
Total 30 June 2024	65,838,289	89,800,610	30,942,497	186,581,396
Total 30 June 2023	68,914,364	67,236,795	22,070,151	158,221,310

B. Credit derivatives

B.1 Trading credit derivatives: reporting-date notional values

	Trading derivatives
		With more than
	with a single	one counterparty
Categorie di operazioni	counterparty	(basket)
1. Hedge purchases
a) Credit default products	2,089,371	15,942,262
b) Credit spread products	—	—
c) Total rate of return swap	—	—
d) Other (1)	166,675	—
Total 30 June 2024	2,256,046	15,942,262
Total 30 June 2023	4,464,319	23,081,608
2. Hedging sales
a) Credit default products	1,923,844	15,710,906
b) Credit spread products	—	—
c) Total rate of return swap	—	—
d) Other (1)	—	—
Total 30 June 2024	1,923,844	15,710,906
Total 30 June 2023	2,834,997	23,071,967

(1)  This exclusively regards Certificates issued.

The column headed “Basket” includes the positions in credit indexes matched by positions on single names which go to make up the same index for the skew issues.(68)  The arbitrage structures have a notional value of €12.4bn (€18bn in the previous year). The embedded derivative of the issues consists in purchases of hedges of €1.7bn(69) (€1.4bn) on individual entities.

(68)   Please refer to “Part B - Liabilities - Liabilities at amortized cost” herein.

(69)   Embedded items with underlying commodities (€146m) and related derivatives (€453m) are shown in Table A.3.

324 | Consolidated financial statements as at 30 June 2024

B.2 Trading credit derivatives: gross positive and negative Fair Values by product

Types of derivatives	30 June 2024	30 June 2023
1. Positive Fair Value
a) Credit default products	214,402	158,778
b) Credit spread products	—	—
c) Total rate of return swap	—	—
d) Other (1)	17,558	—
Total	231,960	158,778
2. Negative Fair Value
a) Credit default products	219,517	212,650
b) Credit spread products	—	—
c) Total rate of return swap	—	—
d) Other (1)	169,307	203,733
Total	388,824	416,383

(1) This exclusively regards Certificates issued.

B.3 OTC trading credit derivatives: notional values and gross positive/negative Fair Value, by counterparty

	Central		Other financial	Other
	counterparties	Banks	companies	entities
Contracts not included in offsetting arrangements
1) Hedging purchases
− notional value (1)	X	1,867,340	90,683	—
− positive Fair Value	X	19,987	851	—
− Negative Fair Value (1)	X	169,307	1,080	—
2) Hedging sales
− notional value	X	12,251	—	—
− positive Fair Value	X	5,476	—	—
− negative Fair Value	X	—	—	—
Contracts included in offsetting arrangements
1) Hedging purchases
− notional value	4,841,696	1,410,590	9,987,999	—
− positive Fair Value	—	669	7,598	—
− negative Fair Value	—	33,404	145,561	—
2) Hedging sales
− notional value	4,584,755	2,005,489	11,032,255	—
− positive Fair Value	—	47,459	149,920	—
− negative Fair Value	11,923	10,772	16,778	—

(1) Of which certificates with a nominal value of €166,675 and a Fair Value of €-151,749.

Notes to the accounts | Part E - Information on risks and related hedging policies | 325

B.4 Outstanding life of OTC trading credit derivatives: notional values

Underlying / Outstanding life	Up to 1 year	From 1 year to 5 years	Over 5 years	Total
1 Hedging sales	4,563,109	12,588,482	483,159	17,634,750
2 Hedging purchases	4,957,050	13,072,123	169,135	18,198,308
Total 30 June 2024	9,520,159	25,660,605	652,294	35,833,058
Total 30 June 2024	20,036,194	32,270,037	1,146,660	53,452,891

1.3.2 ACCOUNTING HEDGES

QUANTITATIVE INFORMATION

A. Financial hedging derivatives

A.1 Financial hedging derivatives: reporting-date notional value

	30 June 2024				30 June 2023
	Over the counter				Over the counter
		Without central counterparties				Without central counterparties
Underlying assets / Type of derivatives	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets
1. Debt securities and interest rate	58,185,737	25,457,251	10,000	—	59,316,375	28,878,165	10,000	—
a) Options	—	1,086,949	—	—	—	1,711,945	—	—
b) Swaps	58,185,737	24,215,302	10,000	—	59,316,375	27,166,220	10,000	—
c) Forwards	—	155,000	—	—	—	—	—	—
d) Futures	—	—	—	—	—	—	—	—
e) Other	—	—	—	—	—	—	—	—
2. Titoli di capitale e indici azionari	—	—	—	—	—	—	—	—
a) Options	—	—	—	—	—	—	—	—
b) Swaps	—	—	—	—	—	—	—	—
c) Forwards	—	—	—	—	—	—	—	—
d) Futures	—	—	—	—	—	—	—	—
e) Other	—	—	—	—	—	—	—	—
3. Valute e oro	—	362,280		—	—	360,506	—	—
a) Options	—	—	—	—	—	—	—	—
b) Swaps	—	362,280	—	—	—	360,506	—	—
c) Forwards	—	—	—	—	—	—	—	—
d) Futures	—	—	—	—	—	—	—	—
e) Other	—	—	—	—	—	—	—	—
4. Commodities	—	—	—	—	—	—	—	—
5. Other	—	—	—	—	—	—	—	—
Total	58,185,737	25,819,531	10,000	—	59,316,375	29,238,671	10,000	—

326 | Consolidated financial statements as at 30 June 2024

A.2 Financial hedging derivatives: gross positive and negative Fair Values by product

	Positive and negative Fair Value
	30 June 2024				30 June 2023				Change in the value used
	Over the counter				Over the counter				to calculate the hedge
		Without central counterparties				Without central counterparties			effectiveness
Types of derivatives	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets	Central counterparties	With offsetting arrangements	Senza accordi di compensazione	Established markets	30 June 2024	30 giugno 2023
1. Positive Fair Value
a) Options	—	25,537	—	—	—	27,932	—	—	—	—
b) Interest rate swaps	596,520	79,811	—	—	1,207,709	84,865	—	—	1,009,091	299,123
c) ) Cross currency swaps	—	1,251	—	—	—	1,377	—	—	—	—
d) Equity swaps	—	—	—	—	—	—	—	—	—	—
e) Forwards	—	2,432	—	—	—	—	—	—	—	—
f) Futures	—	—	—	—	—	—	—	—	—	—
g) Other	—	—	—	—	—	—	—	—	—	—
Total	596,520	109,031	—	—	1,207,709	114,174	—	—	1,009,091	299,123
2. Fair Value negativo
a) Options	—	1,243	—	—	—	6,461	—	—	—	—
b) Interest rate swaps	1,259,955	169,739	131	—	1,870,620	191,934	61	—	731,675	905,674
c) ) Cross currency swaps	—	575	—	—	—	466	—	—	—	—
d) Equity swaps	—	—	—	—	—	—	—	—	—	—
e) Forwards	—	—	—	—	—	—	—	—	—	—
f) Futures	—	—	—	—	—	—	—	—	—	—
g) Other	—	—	—	—	—	—	—	—	—	—
Total	1,259,955	171,557	131	—	1,870,620	198,861	61	—	731,675	905,674

Notes to the accounts | Part E - Information on risks and related hedging policies | 327

A.3 OTC financial hedging derivatives: notional values, gross positive and negative Fair Values by counterparty

	Central		Other financial
Underlying assets	counterparties	Banks	companies	Other entities
Contracts not included in offsetting arrangements
1) Debt securities and interest rates
– notional value	X	10,000	—	—
– positive Fair Value	X	—	—	—
– negative Fair Value	X	131	—	—
2) Equity securities and stock indexes
– notional value	X	—	—	—
– positive Fair Value	X	—	—	—
– negative Fair Value	X	—	—	—
3) Currencies and gold
– notional value	X	—	—	—
– positive Fair Value	X	—	—	—
– negative Fair Value	X	—	—	—
4) Commodities
– notional value	X	—	—	—
– positive Fair Value	X	—	—	—
– negative Fair Value	X	—	—	—
5) Other
– notional value	X	—	—	—
– positive Fair Value	X	—	—	—
– negative Fair Value	X	—	—	—
Contracts included in offsetting arrangements
1) Debt securities and interest rates
– notional value	58,185,737	22,754,171	2,703,080	—
– positive Fair Value	596,520	86,172	21,607	—
– negative Fair Value	1,259,955	167,414	3,568	—
2) Equity securities and stock indexes
– notional value	—	—	—	—
– positive Fair Value	—	—	—	—
– negative Fair Value	—	—	—	—
3) Currencies and gold
– notional value	—	321,568	40,712	—
– positive Fair Value	—	1,251	—	—
– negative Fair Value	—	474	101	—
4) Commodities
– notional value	—	—	—	—
– positive Fair Value	—	—	—	—
– negative Fair Value	—	—	—	—
5) Other
– notional value	—	—	—	—
– positive Fair Value	—	—	—	—
– negative Fair Value	—	—	—	—

328 | Consolidated financial statements as at 30 June 2024

A.4 Outstanding life of OTC financial hedging derivatives: notional values

Underlying / Outstanding life	Up to 1 year	From 1 year to 5 years	Over 5 years	Total
A.1 Financial derivative contracts on debt securities and interest rates	8,734,313	42,555,957	32,362,718	83,652,988
A.2 Financial derivative contracts on equity securities and stock indexes	—	—	—	—
A.3 Financial derivative contracts on currencies and gold	21,466	300,102	40,712	362,280
A.4 Financial derivatives on commodities	—	—	—	—
A.5 Other financial derivatives	—	—	—	—
Total 30 June 2024	8,755,779	42,856,059	32,403,430	84,015,268
Total 30 June 2023	11,267,564	40,985,740	36,311,742	88,565,046

C. Non-derivative hedging instruments

C.1 Hedging instruments other than derivatives: breakdown by accounting portfolio and hedge type

Change in value used to calculate the hedge
	Carrying amount			ineffectiveness
			Foreign			Foreign
	Fair Value	Cash flow	investment	Fair Value	Cash flow	investment
	hedges	hedges	hedges	hedges	hedges	hedges
Financial assets other than derivatives	—	—	—	—	—	—
of which: trading activities	—	—	—	—	—	—
of which: other assets mandatorily measured at Fair Value	—	—	—	—	—	—
of which: assets designated at Fair Value	—	—	—	—	—	—
Total 30 June 2024	—	—	—	—	—	—
Total 30 June 2023	—	—	—	—	—	—
Financial liabilities other than derivatives	—	—	—	—	—	—
Trading liabilities	—	—	—	—	—	—
Liabilities designated at Fair Value	—	—	—	—	—	—
Liabilities measured at amortized cost	X	X	—	—	—	—
Total 30 June 2024	—	—	—	—	—	—
Total 30 June 2023	—	—	—	—	—	320

Notes to the accounts | Part E - Information on risks and related hedging policies | 329

D. Hedged instruments

D.1 Fair Value hedges

		Specific hedges	Coperture specifiche
		- net positions:	Accumulated	Ending of	Changes in
		balance sheet	changes in	hedge: residual	value used	Generic
	Specific	value of assets or	Fair Value of	accumulated	to calculate	hedges:
	hedges:	liabilities (before	the hedged	changes in Fair	the hedge	Carrying
	book	offsetting)	instrument	Value	ineffectiveness	amount
A. Assets
1. Financial assets measured at Fair Value through other comprehensive income - hedges of:	1,175,058	—	3,267	—	20,925	—
1.1 Debt securities and interest rate	1,175,058	—	3,267	—	20,925	X
1.2 Equity securities and stock indexes	—	—	—	—	—	X
1.3 Currencies and gold	—	—	—	—	—	X
1.4 Receivables	—	—	—	—	—	X
1.5 Other	—	—	—	—	—	X
2. Financial assets measured at amortized cost - hedges of:	10,325,353	—	189,273	—	275,633	—
1.1 Debt securities and interest rate 2,693,485	—	40,135	—	60,054	X
1.2 Equity securities and stock indexes	—	—	—	—	—	X
1.3 Currencies and gold	—	—	—	—	—	X
1.4 Receivables 7,631,868	—	149,138	—	215,579	X
1.5 Other	—	—	—	—	—	X
Total 30 June 2024	11,500,411	—	192,540	—	296,558	—
Total 30 June 2023	11,874,071	—	534,954	—	219,830	—
B. Liabilities
1. Financial liabilities measured at amortized cost - hedges of:	27,448,491	—	1,208,739	—	615,790	—
1.1 Debt securities and interest rate	27,448,491	—	1,208,739	—	615,790	X
1.2 Currencies and gold	—	—	—	—	—	X
1.3 Other	—	—	—	—	—	X
Total 30 June 2024	27,448,491	—	1,208,739	—	615,790	—
Total 30 June 2023	26,574,907	—	1,788,619	—	526,817	—

330 | Consolidated financial statements as at 30 June 2024

D.2 Hedging of cash flows and foreign investments

	Changes in the value used to calculate the hedge ineffectiveness	Hedge reserves	Ending of hedge: residual value of hedging reserves
A. Cash flow hedging
1. Assets	2.719	1,820	—
1.1 Debt securities and interest rate	2,719	1,820	—
1.2 Equity securities and stock indexes	—	—	—
1.3 Currencies and gold	—	—	—
1.4 Receivables	—	—	—
1.5 Other	—	—	—
2. Liabilities	234,417	111,848	—
1.1 Debt securities and interest rate	234,417	111,848	—
1.2 Currencies and gold	—	—	—
1.3 Other	—	—	—
Total (A) 30 June 2024	237,136	113,668	—
Total (A) 30 June 2023	143,221	272,383	—
B. Hedging of foreign investments	X	—	(15.947)
Total (A+B) 30 June 2024	237,136	113,668	(15.947)
Total (A+B) 30 June 2023	143,221	256,436	—

E. Effects of hedging through net equity

E.1 Reconciliation of net equity components

	Cash flow hedging reserve					Foreign investment hedging reserve
		Equity					Equity
	Debt	securities				Debt	securities
	securities	and stock				securities	and stock
	and interest	price	Currencies			and interest	price	Currencies
	rate	indexes	and gold	Receivables	Other	rate	indexes	and gold	Receivables	Other
Opening balance	272,383	—	—	—	—	—	—	—	—	—
Changes in Fair Value (effective portion)	(158,715)	—	—	—	—	—	—	—	—	—
Transfers to P&L	—	—	—	—	—	—	—	—	—	—
Of which: future transactions no longer expected	—	—	—	—	—	X	X	X	X	X
Other changes	—	—	—	—	—	—	—	—	—	—
Of which: transfers of hedged instruments at book value	—	—	—	—	—	X	X	X	X	X
Closing balance	113,668	—	—	—	—	—	—	—	—	—

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1.3.3 OTHER INFORMATION ON DERIVATIVE INSTRUMENTS (TRADING AND HEDGING)

A. Financial and credit derivatives

A.1 OTC financial and credit derivatives: net Fair Value by counterparty

	Central counterparties	Banks	Other financial companies	Other entities
A. Financial derivatives
1) Debt securities and interest rates
– notional value	161,060,333	61,518,251	8,713,739	4,720,922
– net positive Fair Value	760,539	329,367	216,135	8,145
– net negative Fair Value	1,279,197	366,161	246,452	165,313
2) Equity securities and stock indexes
– notional value	—	9,515,124	5,225,085	2,081,902
– net positive Fair Value	—	431,632	249,574	165,180
– net negative Fair Value	—	2,194,863	136,714	31,088
3) Currencies and gold
– notional value	—	12,030,727	2,204,781	2,926,837
– net positive Fair Value	—	179,991	41,375	85,124
– net negative Fair Value	—	221,204	47,075	26,920
4) Commodities
– notional value	—	545,665	53,297	—
– net positive Fair Value	—	21,848	—	—
– net negative Fair Value	—	1	16	—
5) Other
– notional value	—	—	—	—
– net positive Fair Value	—	—	—	—
– net negative Fair Value	—	—	—	—
B. Credit derivatives
1) Hedging purchases
– notional value	4,841,696	3,277,930	10,078,682	—
– net positive Fair Value	—	20,656	8,449	—
– net negative Fair Value	—	202,711	146,641	—
2) Hedging sales
– notional value	4,584,755	2,017,740	11,032,255	—
– net positive Fair Value	—	52,935	149,920	—
– net negative Fair Value	11,923	10,772	16,778	—

332 | Consolidated financial statements as at 30 June 2024

1.4 LIQUIDITY RISK

QUALITATIVE INFORMATION

A.	General aspects, operating processes and measurement techniques of liquidity risk

Banks are naturally exposed to the liquidity risk inherent in the maturity transformation process that is typical of banking operations.

Liquidity risk is distinguished according to its timing profile:

–	the current or potential risk of the bank not being able to manage its own liquidity needs in the short term (“liquidity risk”);

–	the risk of the bank not having stable funding sources in the medium or long term, resulting in its inability to meet its financial obligations without incurring an excessive increase in the cost of financing (“funding risk”).

An adequate liquidity and funding risk management system is fundamental to ensure the stability of the Group and the financial system in general, given that a single bank’s difficulties would affect the system as a whole. The liquidity and funding risk management system is developed as part of the Risk Appetite Statement and the risk tolerance levels contained in it. In particular, one of the management objectives contained in the Risk Appetite Statement is to maintain a liquidity position in the short and long term which is adequate to cope with a period of prolonged stress (combining Bank-specific and systemic stress factors).

The Group Liquidity Risk Management Policy (the “Policy”) approved by the Parent company’s Board of Directors defines the target amount in terms of highly liquid assets in order to hedge the anticipated cash flows to be maintained in the short and medium/long term.

The Policy also sets out the roles and responsibilities of the company units and governing bodies, the risk measurement metrics used, the guidelines for carrying out the stress testing process, the funds transfer pricing system and the Contingency Funding Plan.

To ensure that liquidity risk is managed according to an integrated and consistent approach within the Group as a whole, strategic decisions are taken by the Parent Company’s Board of Directors, to which the Policy assigns several

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important duties, including: definition and approval of the guidelines and strategic direction, responsibility for ensuring that the risk governance system is fully reliable, and monitoring of trends in the Group’s liquidity and funding risk and Risk Appetite Framework.

Moreover, the Group’s ALM Committee discusses the most significant liquidity risk issues, defining the asset and liability structure and the related acceptance of the risk of mismatches between assets and liabilities and managing them in line with the commercial and financial objectives set out in the budget and in the Group’s Risk Appetite Framework.

In application of Article 86 of Directive 2013/36/EU, the Mediobanca Group identifies, measures, manages and monitors liquidity risk as part of its internal liquidity adequacy assessment process (ILAAP). In this process, which constitutes an integral part of the Supervisory Authority’s activities (Supervisory Review and Evaluation Process, or SREP), the Mediobanca Group performs a self-assessment of the adequacy of its overall framework for liquidity risk management and measurement from a qualitative and a quantitative perspective. The findings of the risk profile adequacy assessment and overall self-assessment are presented to the Governing Bodies annually.

The Mediobanca Group’s liquidity governance process is centralized at the Parent Company level by setting the strategy and guidelines for Group Legal Entities, thereby ensuring that the liquidity position is managed and controlled at the consolidated level.

The Parent Company’s units that are responsible for ensuring that the Policy is applied correctly are:

–	Group Treasury, responsible at Group level for the management of liquidity, funding, collateral, internal transfer pricing system and for the preparation of the Group Funding Plan in line with budget objectives;

–	Risk Management which, in accordance with the principles of separation and independence, is responsible for the Group’s integrated, second-level control system for current and future risks, in accordance with the Group’s regulations and governance strategies.

The Group Audit Unit is responsible for evaluating the functioning and reliability of the control system for liquidity risk management and for reviewing its adequacy and compliance with the requirements laid down in the regulations.

334 | Consolidated financial statements as at 30 June 2024

The findings of such reviews are submitted to the Governing Bodies at least once a year.

The Group’s objective is to maintain a level of liquidity that will enable it to meet its ordinary and extraordinary payment obligations at the established expiry dates, while at the same time keeping costs to a minimum and hence without incurring losses. The Mediobanca Group’s short-term liquidity policy aims to verify whether the mismatch between expected or unexpected cash inflows and outflows remains sustainable in the short term, including within an intra-day time horizon.

The Group, through its Group Treasury Unit, manages its own liquidity position actively, with the objective of being able to meet its own clearing obligations within the time frame required.

Intra-day liquidity risk is the risk of a mismatch in terms of timing within a single day between payments made by Mediobanca and those received from other market counterparties. Management of this risk requires careful and ongoing monitoring of cash flows exchanged, and, more importantly, adequate liquidity reserves. To mitigate this risk, the Group has implemented a system of indicators and monitoring to check the availability of reserves at the start of the day and their capacity to meet possible situations of stress that could involve other market counterparties or the value of the assets used in the risk mitigation.

The monitoring metric adopted over time horizons longer than intra-day is the net liquidity position, obtained from the sum of the counterbalancing capacity (defined as the cash, bonds traded on the market, receivables eligible for refinancing with the ECB available post-haircut) and cumulative net cash flows.

The system of limits is structured on the basis of the normal course of business up to a time horizon of three months, a 1-month systemic stress and a combined stress scenario of 45 days, thus effectively functioning as an early warning system if the limit is approached in normal conditions.

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The short-term and intra-day liquidity monitoring is supplemented by stress testing which assumes three scenarios:

–	Systemic Scenario: this scenario represents a pandemic crisis inspired by the events observed during the spread of the SARS-CoV-2 virus, influenced by a deep economic recession over a twelve-month time horizon which leads to effects such as the deterioration of the loan portfolio and related contraction in volumes (mainly for the consumer loan component), increase in perceived risk with impacts on the values of liquidity reserves and increase in netting requests, reduction in the supply of capital on the financial markets for the Group but also for customers who have been granted credit lines, which they will consequently be forced to use.

–	Idiosyncratic Scenario: this scenario starts with a specific cyber-attack event that affects the Group’s internal systems with a resulting limitation in operations on the market. On the one hand, this leads to an operational loss, on the other, to reputation damage. The latter component causes retail and wholesale customers to withdraw their deposits. In this context, the rating agencies initiate a downgrade of the issuer Mediobanca compromising even more its ability to access financial markets thus causing an increase in the cost of funding and impacts on liquidity reserves with regard to self-retained assets, having an impact on initial margins and outflows from triggers linked to downgrade events.

–	Combined: a combined scenario between Systemic and Idiosyncratic Scenario.

In addition to the above, the Group prepares a report on its liquidity position on a weekly basis, as required by the Bank of Italy; the Maturity Ladder report, compiled according to the instructions of the Supervisory Authority, in addition to highlighting the main transactions maturing within the three months following the reference date, is supplemented by a summary of the Group’s assets that can be allocated to the Central Bank.

Furthermore, on a weekly basis the Group prepares the SSM reporting, a set of metrics whose preparation is required by the European Central Bank, with the aim of monitoring the Group’s exposure to liquidity risk and of incorporating additional information that allows it to understand other phenomena which may affect the Group’s financial balance; in addition to the Maturity Ladder report and the LCR indicator, detailed information is provided on the evolution of funding sources, collateral and a qualitative assessment of the bank’s liquidity position.

336 | Consolidated financial statements as at 30 June 2024

Monitoring structural liquidity, on the other hand, is intended to ensure that the structure has an adequate financial balance for maturities of more than twelve months. Maintaining an appropriate ratio between assets and liabilities in the medium/long term also serves the purpose of avoiding future pressures in the short term. The operating methods adopted involve analysing the maturity profiles for both assets and liabilities over the medium and long term checking that on average the cumulative inflows cover the cumulative outflows for maturities of more than one, three and five years.

Throughout the financial year under review, both indicators, short- and long- term, have shown that the Group maintained an adequate level of liquidity at all times.

The Group complied with the minimum requirement in terms of Net Stable Funding Ratio (NSFR)(70)  and short-term Liquidity Coverage Ratio (LCR).(71) In line with the Group Risk Appetite Framework, they remained above internal and regulatory limits at all times.

In detail, the LCR figure at 30 June stood at 159% (compared to 179.5% at the beginning of the year), including the prudential estimate of the “additional outflows for other products and services” in compliance with Article 23 of Delegated Regulation (EU) 2015/61. This indicator showed limited variability around its average value of 164%, the latter slightly up compared to the average annual figure recorded in the year (161%). The positioning above management’s target value allowed Group Treasury to keep the Group’s Funding and liquidity position steady, ensuring the early repayment of approximately €4bn in TLTRO during the year. In a still uncertain context, threatened by geopolitical risk and by rising interest rates, Group Treasury managed highly liquid assets by trying to combine commercial strategies with the need to always have an adequate instrument, in terms of quantity and quality.

(70)	Directive (EU)/878 (referred to as CRD V) and Regulation (UE) 2019/876 (referred to as CRR2)

(71)	Commission Delegated Regulation (EU) 2015/61, as supplemented and amended.

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The NSFR indicator, calculated according to Regulation (EU) 2019/876, stood at 116.8%, slightly dropping compared to the figure recorded in the previous year (119.3%) but still in line with the Group’s targets. This trend was determined by an increase in lending (mainly linked to the secured lending and securities in position), which was greater than the increase in funding which witnessed the increase in debt securities offsetting the reduction in secured funding at the Central Bank.

As the above indicators are included in Group Risk Appetite Framework, their sustainability is also analysed in preparing the Group Funding Plan, through future analysis over a time horizon of at least three years, with monitoring and half-yearly updates. A multi-risk stress test is also run as part of the same framework based on the scenario analysis. A stress scenario is defined which may involve the Group, and its simultaneous impacts are assessed, taking into account the inter-relations between risks and the capability to adapt the business strategies defined in the budget to the changed scenario.

In addition to the risk measurement system described above, an event governance model has been devised, known as the Contingency Funding Plan (described in the Policy), to be implemented in the event of a crisis by following a procedure approved by the Board of Directors.

The objective pursued by the Contingency Funding Plan is to ensure prompt implementation of effective action to tackle a liquidity crisis through precise identification of stakeholders, powers, responsibilities, communication procedures and related reporting criteria in order to increase the likelihood of coming through the state of emergency successfully. This objective is achieved primarily by activating an extraordinary operational and liquidity governance model, supported by consistent internal and external disclosures and a number of specific indicators.

In order to identify a “contingency” state in a timely manner, a system of early warning indicators (EWIs) has been prepared to monitor situations that could lead to deterioration in the Group’s liquidity position deriving from external factors and/or situations which are specific to the Group itself.

The foregoing sections show how stress testing is a fundamental instrument in managing liquidity risk. Liquidity risk materializes less frequently but it may have a significant impact. Instruments are needed to diagnose the Group’s

338 | Consolidated financial statements as at 30 June 2024

vulnerabilities over different time horizons. The findings of the stress tests are therefore used principally in order to:

–	define the funding strategies for the Funding Plan and planning activities more generally (liquidity profile of assets and liabilities);

–	assess the adequacy of the system of limits, and establish significant events for the purpose of the regular process of revising the limits themselves;

–	provide support in assigning the actions to be taken in managing states of operating crisis or stress.

The liquidity risk mitigation factors adopted by the Mediobanca Group are as follows:

–	an adequate level of high-quality, highly liquid assets to address any liquidity imbalances, even prolonged over time;

–	accurate short-term and long-term liquidity planning, alongside careful forecasting and monitoring activities;

–	a robust and constantly updated stress testing framework;

–	an efficient Contingency Funding Plan to identify crisis states and the actions to be taken in such circumstances, through a reliable early warning indicator system.

The counterbalancing capacity at 30 June amounted to €18.3bn, an increase compared to the previous year (€16.6bn); TLTRO repayments freed up credit assets falling with the counterbalancing capacity. The amount of available securities eligible for spot refinancing with the ECB to immediately obtain liquidity stood at €15.2bn (€12.5bn). The balance of collateral allocated to the Central Bank amounted to €12.1bn (€12bn one year ago). Out of the collateral, the amount of €10.8bn approximately was allocated to the Central Bank free and immediately available (€6.4bn) and was, therefore, included in the Group’s counterbalancing capacity.

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QUANTITATIVE INFORMATION

1. Financial assets and liabilities by residual contract term

Items / maturities	Demand	From 1 day to 7 days	From 7 days to 15 days	From 15 days to 1 month	From 1 month to 3 months	From 3 months to 6 months	From 6 months to 1 year	From 1 year to 5 years	Over 5 years	Not specified
Cash assets	8,641,864	719,504	906,254	2,286,760	4,781,573	6,058,539	8,134,102	32,636,647	20,361,451	20,266
A.1 Government securities	28,783	71,800	125,242	202,011	156,465	1,121,279	2,678,034	4,966,109	4,214,280	—
A.2 Other debt securities	1,256	3,123	1,945	8,181	181,859	50,450	446,310	3,005,781	1,869,534	—
A.3 UCIT units	16,875	—	—	—	—	—	—	—	—	—
A.4 Loans	8,594,950	644,581	779,067	2,076,568	4,443,249	4,886,810	5,009,758	24,664,757	14,277,637	20,266
– Banks	4,387,972	420,699	243,672	968,500	901,566	839,642	333,720	963,517	1,169,379	20,266
– Customers	4,206,978	223,882	535,395	1,108,068	3,541,683	4,047,168	4,676,038	23,701,240	13,108,258	—
Cash liabilities	16,319,196	2,390,708	964,874	1,752,650	5,408,916	4,593,076	10,264,216	20,762,185	8,475,813	22,393
B.1 Deposits and current accounts	13,640,383	1,577,793	81,555	615,373	1,575,876	2,719,003	2,608,704	491,510	5,000	—
– Banks	325,107	—	—	—	—	—	—	24,242	—	—
– Customers	13,315,276	1,577,793	81,555	615,373	1,575,876	2,719,003	2,608,704	467,268	5,000	—
B.2 Debt securities	1,427	39	234,584	12,165	1,630,505	449,925	2,309,331	14,661,757	6,897,997	—
B.3 Other liabilities	2,677,386	812,876	648,735	1,125,112	2,202,525	1,424,148	5,346,181	5,608,918	1,572,816	22,393
Off-balance sheet transactions
C.1 Financial derivatives with exchange of principal
– long positions	743,649	862,955	206,334	722,445	2,850,464	7,446,609	2,551,703	18,426,051	7,280,303	—
– short positions	359,406	789,830	207,599	798,521	2,567,273	692,835	1,918,328	2,863,398	347,406	—
C.2 Financial derivatives without exchange of principal	—	—	—	—	—	—	—	—	—	—
– long positions	3,853,199	4,856	34,213	180,258	328,263	515,693	859,857	—	—	—
– short positions	3,946,681	11,822	27,763	207,737	364,427	539,838	1,095,180	—	—	—
C.3 Deposits and loans for collection	—	—	—	—	—	—	—	—	—	—
– long positions	6,747,425	2,473,003	28,817	208,935	55,862	455,303	62,500	629,978	—	—
– short positions	—	—	241,754	409,948	433,105	873,594	1,328,238	4,911,048	2,464,136	—
C.4 Irrevocable loan commitments
– long positions	3,511	—	125,032	396,371	589,107	1,383,179	1,663,062	6,058,914	4,899,977	—
– short positions	8,009,216	3,169,109	503,691	508,585	386,357	402,686	329,091	843,651	966,763	—
C.5 Financial guarantees issued	71,114	—	—	—	—	—	—	—	—	—
C.6 Financial guarantees received	—	—	—	—	—	—	—	—	—	—
C.7 Credit derivatives with exchange of principal	—	—	—	—	—	—	—	—	—	—
– long positions	—	—	—	—	60,000	100,600	63,200	1,038,672	977,828	—
– short positions	—	—	—	—	60,000	208,444	145,731	1,272,334	553,792	—
C.8 Credit derivatives without exchange of principal	—	—	—	—	—	—	—	—	—	—
– long positions	808,495	—	—	—	—	—	—	—	—	—
– short positions	822,150	—	—	—	—	—	—	—	—	—

340 | Consolidated financial statements as at 30 June 2024

1.5 OPERATIONAL RISK

Definition

Operational risk is the risk of incurring losses as a result of the inadequacy or malfunctioning of procedures and IT systems, human error or external events.

Capital requirement

Mediobanca has adopted the Basic Indicator Approach (“BIA”) to calculate its capital requirement for operational risk by applying the regulatory coefficient of 15% of the three-year average of the relevant indicator. Based on the calculation method mentioned above, the capital requirement at 30 June 2024 amounted to €409.3m (€374.7m at 30 June 2023); the increase reflects the good performance of total revenues over the past 12 months (including extraordinary acquisition and sale transactions), having an impact on the three-year average.

Risk mitigation

The Group’s Non-Financial Risks Committee, with the task of guiding, monitoring and mitigating non-financial risks (including IT & security risk, fraud risk, third-party/outsourcing risk, reputation risk) and the Conduct Committee, with the task of guiding, supervising and making decisions on the Group’s conduct risks, operate within the scope of risk management.

Operational risks are supervised, at the level of Parent Company and main subsidiary companies, by a specific Operational Risk Management team within the Non-Financial Risk Management unit.

Based on the Group’s operational risk management policy and in line with the principle of proportionality, the processes for identifying operational risks, including through the collection and analysis of data concerning operational risk loss, assessment and estimation, and the processes for identifying and initiating the related mitigation actions, are defined and implemented within the Parent Company and main subsidiaries. Actions to mitigate the most relevant operational risks were proposed, implemented and monitored according to the evidence obtained.

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The operating losses recorded during the year under review impacted the Bank’s total revenues by approximately 0.33% (1.2% in the previous year).

With regard to the different classes of operational risk, the Group’s percentage composition of the various Basel II event types is shown below.

	% su Total Loss
Event Type	30 June 2024	30 June 2023
Clients, products and business practices	39%	55%
Execution, delivery and process management	28%	23%
External fraud	19%	19%
Employment practices and workplace safety	6%	3%
Other	6%	0%

Most of the Group’s operating losses arose from the Event Type “Clients, products and business practices”, which includes costs deriving from disputes or litigation with Consumer Banking and Retail customers concerning financial terms and conditions or interest rates applied to financing products. The second category of losses in terms of amount, “Execution, delivery and process management”, includes litigation provisions and expenses with other banks following the recruitment of Financial Advisors. The category “External Fraud” includes losses resulting from numerous thefts/attempted thefts of safes in Compass branches, a phenomenon that practically disappeared in the last months of the financial year and for which insurance reimbursements are continuing to be collected, thus covering a large part of such losses.

Losses from operational risks were greater in the Consumer Banking and Wealth Management Business Lines. In terms of potential risks, despite an adequate system of controls, businesses characterized by non-standard and large-scale transactions, such as Corporate and Investment Banking and partly Wealth Management, were subject to ‘low frequency and high severity’ events.

Furthermore, although they did not generate significant losses, there was an increase in some cases (classes) of operational risk, such as IT & Cyber Risk and Outsourcing Risk both at Industry and Group level.

In view of the foregoing, the Group completed a Non-Financial Risk Management project in order to strengthen and evolve specific frameworks for each risk class (such as IT & Cyber risk, third-party risk, fraud risk and reputation risk), while providing an overview of the risks themselves.

342 | Consolidated financial statements as at 30 June 2024

In particular, ICT and Security risks, characterized by rapidly evolving components, are potentially relevant for the Group’s financial position and business model in the medium term.

ICT and Security Risk

Starting from the year under review, the Mediobanca Group set up a new second-level control unit called “ICT and Security Risk” within the Non-Financial Risks Unit, which is part of the Group Risk Management unit. The first-level security control remains under the responsibility of a separate Organizational Unit.

This organizational structure complies with the general principles of the Group’s Internal Control System, i.e. independence and separation of second-level controls from operating units, and meets the requirements specified with the 40th update of Circular No. 285 of the Bank of Italy.

The ICT & Security Risk Unit is responsible for monitoring and controlling ICT and security risks, as well as verifying compliance of IT operations with the IT and security risk management system.

Security risk (including cyber risk) is understood as the risk of incurring financial, reputation and market share losses due to:

–	any unauthorized access or attempted access to the Group’s IT system or to the data and digital information contained therein;

–	any (malicious or involuntary) event fostered or caused by the use of, or connected to, technology that has or could have an adverse impact on the integrity, availability, confidentiality and/or authenticity of company data and information, or on the continuity of corporate processes;

–	improper use and/or dissemination of data and information, including if not directly produced and managed by the Group.

IT or technological risk is understood as the risk of incurring financial loss, reputation damage and market share loss in relation to the incorrect use of ICT processes supporting maintenance and management of the company’s information system or in connection with malfunctions in the hardware, software or technical components.

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These risks, which did not generate significant phenomena for the Group during the financial year under review, are affected, in terms of exposure, by increases in:

–	dependence on IT systems;

–	number of users of virtual channels and thus interconnected devices;

–	amount of managed data that must be protected;

–	use of IT services offered by third parties.

Additional external events, such as the evolution of the cyber-geopolitical environment (e.g. Russia-Ukraine and Israel-Palestine conflicts), as well as the adoption of new technological systems (e.g. cloud) that extend the attack surface by introducing new specific threats, should be added to the above factors.

In consideration of such context, ICT and Security risk is subject to increasing regulatory attention (e.g. DORA) and to the attention of Supervisors (e.g. Cyber Resilience Stress Testing), which require the continuous development of Internal Control Systems.

Over the last few years, the Group has constantly strengthened its ICT and security strategy, based on which the system of policies and rules identifying and measuring the ICT & security risks, the assessment of safeguards in place, the identification of the appropriate methods to handle such risks and technological skills needed to face new types of threats have been improved.

In particular, the IT and security risk management framework includes:

–	definition and maintenance of specific policies, methodologies and procedures (e.g. ICT and security risk management policy, information security policy, IT and security risk management methodological manual);

–	analysis of IT and security risk, regularly carried out for the Group’s Banks and Companies, as well as for the Banks’ payment services;

–	analysis of IT and security risk of relevant projects and/or arising from third parties;

–	constant monitoring through indicators and related reporting;

–	study and analysis of the Cyber environment in the Finance sector;

–	training on IT and security risk at all levels of the company organization.

344 | Consolidated financial statements as at 30 June 2024

IT and security incidents detected during the financial year under review, which concerned some outsourced services in part, were managed effectively by containing any possible operational disruptions and slowdowns.

* * *

Other risks

As part of the process of assessing the current and future capital required to perform its internal capital adequacy assessment process (ICAAP), the Group has identified the following main types of risk as relevant, in addition to the risks described above (credit and counterparty, market, interest rate, liquidity and operational risk):

–	concentration risk, understood as the risk arising from concentration of exposures to single counterparties or groups of connected counterparties (referred to as “single name” concentration risk) and to counterparties belonging to the same business sector or that carry out the same activity or operate in the same geographical area (geo-sector concentration risk);

–	strategic risk, i.e. exposure to current and future changes in profitability compared to the volatility in volumes or changes in customer behaviour (business risk), and current and future risk of reductions in profits or capital deriving from disruption to business as a result of adopting new strategic choices, making wrong management decisions or inadequately executing decisions taken (pure strategic risk);

–	risk from equity investments held as part of the “Hold to collect and sell” banking book (“HTC&S”), deriving from the potential reduction in value of the equity investments, listed and unlisted, which are held as part of the HTC&S portfolio, due to unfavourable movements in financial markets or to the downgrade of counterparties (where these are not already included in other risk categories);

–	sovereign risk, in regard to the potential downgrade of countries or national central banks to which the Group is exposed;

–	compliance risk, attributable to the possibility of incurring penalties, significant financial losses or damages to the Bank’s reputation as a result of breaches of laws and regulations or internal self-imposed regulations;

–	reputation risk, due to reductions in profits or capital deriving from a negative perception of the Bank’s image by customers, counterparties, shareholders, investors or regulatory authorities.

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Risks are monitored and managed via the respective internal units (risk management, planning and control, compliance and Group audit units) and by specific management committees.

ESG and Climate Change

The effective management of ESG risks is a crucial aspect for maintaining a medium/long-term economic, social, and environmental balance. These risks, which include negative impacts on the environment, people, and communities, are integrated into our overall Risk Management framework. This includes assessing not only the impact of such risks on the Bank’s organization, but also the consequences on our stakeholders and on the environment as a result of our operations. The Mediobanca Group considers ESG risks not as separate components, but as factors that have a dynamic interaction with traditional risk categories, such as credit, market, operational, liquidity, strategic and reputation risks.

Among ESG risks, climate risk, i.e. the financial risk deriving from exposure to physical(72) and transition(73)  risk associated with climate change, is of particular importance. Furthermore, nature-related risks, i.e. the financial impact resulting from the relationship of dependence that the financed entities may have with ecosystem services provided by natural assets, or from impacts that may arise on the same natural assets through the financed entities, should be emphasized.

The integration of ESG risks and, in particular, climate risk, into the Group’s risk management framework is divided into:

–	materiality assessment, which aims to identify and evaluate the relevance of climate and environmental risk factors with respect to various portfolios and risk categories;

–	exposure to climate and environmental risks considered material, which has been monitored through specific key risk indicators (KRI) defined in the Risk Appetite Statement (RAS);

–	climate and environmental risks in the material components, which are subject to stress tests aiming to assess the impacts of adverse scenarios for ICAAP purposes in the short, medium and long term;

(72)	Physical risks represent the negative financial impact resulting from climate change, including more frequent extreme weather events and gradual climate changes.

(73)	Transition risks consist in adverse financial impacts that a company may, directly or indirectly, incur as a result of the process of adaptation to a low-carbon and more environmentally sustainable economy.

346 | Consolidated financial statements as at 30 June 2024

–	structuring of ESG risk management, climate risk in particular, in the various risk families, using appropriate tools:

–	Credit risk: this integrate ESG assessments into the loan approval process and in loan pricing by monitoring customer credit quality and tracking ESG risks with tools such as the “Heatmap”.

–	Market risk: this uses the “Heatmap” and volatility analysis. In the latter case, in order to monitor transition and physical risks, carbon-intensive sector indexes and government bond yields are compared with market benchmarks.

–	Operational risk: this includes integrating climate risk into business continuity processes, incident tracking, and stress testing framework.

Special attention was paid to materiality analysis, a structured process to evaluate the impact of climate and environmental risks on the Group.

The materiality assessment in the risk driver identification phase made it possible to find the physical and transition drivers of climate and environmental risks which could have an impact on the Group taking into account the business context and corporate strategy. Subsequently, in the exposure identification phase, the transmission channels through which the climate and environmental risk drivers identified in the previous phase may cause financial impacts on the Group and its risk profile were found and, consequently, key risk indicators (KRIs) were identified to measure such impacts. The definition of materiality thresholds made it possible to establish the materiality of each risk factor and to set up actions aimed at managing the relevant areas identified.

During the year under review, an in-depth analysis was incorporated into the Group’s materiality assessment to verify the extent of risks associated with nature. Following this analysis using the ENCORE methodology, it was found that the non-financial entities being financed generated no significant dependencies or impacts on natural assets on the part of the Mediobanca Group.

The Risk Appetite Framework integrates and translates the material climate and environmental risk areas into specific controls. During the year, exposures to climate and environmental risks linked to credit risk considered material were monitored. Specific Key Risk Indicators (KRI), included in the Risk Appetite Statement (RAS), were adopted for the physical climate risk components of

Notes to the accounts | Part E - Information on risks and related hedging policies | 347

loans guaranteed by real estate granted by Mediobanca Premier and for the transition climate risk of non-financial companies for Large Corporate loans.

Aware of the challenges posed by climate change and, more generally, by ESG risk factors, the Mediobanca Group actively manages the latter by seizing any intrinsic opportunities. As part of the 2023-2026 “One Brand - One Culture” Strategic Plan, the Mediobanca Group asserted its commitment to Climate and Environmental issues, setting itself the objective of supporting customers in their ESG transition strategies with ad-hoc advisory activities and allocating capital with an ESG focus. The new strategic plan contains specific targets relating to ESG factors. With regard to the “E - Environmental” factor, the intention to achieve carbon neutrality by 2050 has been confirmed, in addition to reducing the carbon intensity of loans by 18% by the end of 2026 and by 35% by the end of 2030.

These commitments are consistent with the Group’s Sustainability and ESG Policies, which transpose detailed business sector guidelines by introducing restrictions on operators with a negative impact on the climate.(74) The achievement of the above strategic objectives will also be ensured by the inclusion of ESG metrics in the Group’s RAF, aiming to promote responsible business activities, while maintaining a low profile in terms of exposure to climate risk. The path undertaken provides for greater and continuous integration, which, to date, includes the offering of ESG products and the adoption of ESG policies, including exclusion rules.

The number of sectors in which to formalize the goals of reducing greenhouse gas emissions is expanding after joining the Net-Zero Banking Alliance, the initiative promoted by the United Nations with the aim of accelerating the sustainable transition of the international banking sector and with the adhesion to the Principles for Responsible Banking (PRB), promoted by the United Nations Environment Programme Finance Initiative (UNEP FI).

Mediobanca has decided to incorporate any consequences related to exposure to climate risk factors arising from specific climate scenarios into its capital planning process and in particular into its adequacy assessment process (Internal Capital Adequacy Assessment Process, ICAAP). In particular, based on the findings of the materiality analysis, the Mediobanca Group has

(74)	For further information, please refer to the Group’s ESG Policy published on the corporate website https://www.mediobanca.com/static/upload_ new/pol/politica-esg.pdf.

348 | Consolidated financial statements as at 30 June 2024

applied an approach to assess the impacts of transition and physical risks on the portfolios of loans granted to non-financial entities and loans secured by real estate. With regard to transition risk, the effects on the non-financial counterparties’ accounts and on the energy efficiency of the relevant real properties are analysed. With regard to physical climate risk, the geo-location of the non-financial companies’ properties and production sites is considered, assessing the impact of various severe and/or chronic climate events that may be found to be relevant in materiality analyses (droughts, heat waves, floods, landslides, earthquakes and coastal erosion). These assessments are based on a forward looking approach that involves three time horizons: short, medium and long term. The reference scenarios are those of Phase IV of the Network for Greening the Financial System (NGFS), such as “Current Policies”, “Delayed Transition” and “Net Zero 2050”, which have been appropriately integrated to adopt a forward-looking approach. For example, with regard to physical risk, the frequency and intensity of severe climate events are projected over time through econometric estimates based on the historical correlation calculated with EM-DAT data and other sources (IMF, BIS, etc.), compared to the temperature level expected by the specific NGFS scenario.

This year, in addition to integrating climate and environmental risks into capital adequacy assessments, adequacy analyses of liquidity reserves will also be introduced as part of the Group’s Internal Liquidity Adequacy Assessment Process (ILAAP). These forward-looking analyses of climate and environmental risks are aimed at assessing the impact on the Group’s liquidity over a 1-3 year time frame.

With reference to asset management, the Principal Adverse Impact (PAI) calculation for Mediobanca S.p.A. and Mediobanca SGR was implemented and disclosed on the website as per regulatory request. During the financial year, the review of the product lines continued in order to transpose the RTS provisions for financial products classified as ESG under Articles 8/9 of Regulation (EU) 2019/2018 with the definition of minimum thresholds for sustainable investments. In relation to consultancy activities, the adequacy model and product governance processes were updated to implement the provisions laid down in legislation.

It should be noted that the Group has no significant exposures to counterparties with high climate and environmental risk. The exposure to high-risk counterparties (including Services, Energy, and Metals) for the CIB credit

Notes to the accounts | Part E - Information on risks and related hedging policies | 349

and investment portfolio was under 1% (data as at 30 June 2024), as shown by the analysis conducted in the recalibrated ESG heatmap.

For more information, please refer to the Pillar III Disclosure section on ESG Risk, to the Consolidated Non-Financial Disclosure, and to the Task Force on Climate-Related Financial Disclosure (TCFD) Report, all of which published at the same time as this Annual Report and available on the website www.mediobanca.com.

350 | Consolidated financial statements as at 30 June 2024

Part F - Information on consolidated capital

SECTION 1

Consolidated capital

QUANTITATIVE INFORMATION

B.1 Consolidated net equity: breakdown by type of compan (*)

Net equity items	Prudential consolidation	Insurance companies	Other companies	Consolidation adjustments and eliminations	Total	of which: Third parties
1. Share capital	461,144	—	—	—	461,144	16,629
2. Share premium	2,197,454	—	—	—	2,197,454	1,848
3. Reserves	7,445,490	—	—	—	7,445,490	64,516
4. Equity instruments	—	—	—	—	—	—
5. (Treasury shares)	68,828)	—	—	—	(68,828)	—
6. Valuation reserves:	(68,601)	—	7	—	(68,594)	(16)
- Equity securities designated at Fair Value through other comprehensive income	122,618	—	—	—	122,618	—
- Hedging of equity securities designated at Fair Value through other comprehensive income	—	—	—	—	—	—
- Financial assets (other than equity securities) measured at Fair Value through other comprehensive income	(6,153)	—	—	—	(6,153)	—
- Tangible assets	—	—	—	—	—	—
- Intangible assets	—	—	—	—	—	—
- Hedging of foreign investments	(15,947)	—	—	—	(15,947)	—
- Hedging of cash flows	113,782	—	—	—	113,782	114
- Hedging instruments [not designated instruments]	—	—	—	—	—	—
- Currency exchange gains/losses	16,701	—	7	—	16,708	—
- Non-current assets and asset groups held for sale	—	—	—	—	—	—
- Financial liabilities designated at Fair Value through profit or loss (change in own credit quality)	(33,315)	—	—	—	(33,315)	—
- Actuarial gains (losses) on defined-benefit re-tirement plans	(1,538)	—	—	—	(1,538)	(130)
- Portion of valuation reserves of equity-accounted interests	(274,381)	—	—	—	(274,381)	—
- Extraordinary revaluation laws	9,632	—	—	—	9,632	—
- Financial costs or revenues relating to insurance contracts issued	—	—	—	—	—	—
- Financial costs or revenues relating to insurance contracts ceded	—	—	—	—	—	—
7. Profit (loss) for the period (+/-) attributable to the Group and to minority interests	1,276,519	—	—	—	1,276,519	3,137
Total	11,243,178	—	7	—	11,243,185	86,114

(*)	The companies Compass RE (insurance companies), Compass Rent, MBContact Solutions, RAM UK, Quarzo S.r.l., MBUSA, MB Covered, MB Immobiliere, MB Funding LUX, Spafid SIM, Spafid Trust, MA USA, Compass Link (other companies) are not included in the prudential consolidation scope. Please see Section 1 - Consolidated Accounting Risks in Part E.

Notes to the accounts | Part F - Information on consolidated capital | 351

B.2 Valuation reserves for financial assets measured at Fair Value through other comprehensive income: breakdown

	Prudential consolidation		Insurance companies		Other companies		Consolidation adjustments and eliminations		Total
Assets/Values	Positive reserve	Negative reserve	Positive reserve	Negative reserve	Positive reserve	Negative reserve	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	21,769	(27,922)	—	—	—	—	—	—	21,769	(27,922)
2. Equity securities	129,171	(6,553)	—	—	—	—	—	—	129,171	(6,553)
3. Loans	—	—	—	—	—	—	—	—	—	—
Total 30 June 2024	150,940	(34,475)	—	—	—	—	—	—	150,940	(34,475)
Total 30 June 2023	128,475	(57,357)	—	—	—	—	—	—	128,475	(57,357)

B.3 Valuation reserves for financial assets measured at Fair Value through other comprehensive income: changes during the period

		Debt securities	Equity securities	Loans	Total
1. Opening balance		(49,000)	120,118	—	71,118
2. Increases		55,565	20,365	—	75,930
2.1	Increases in Fair Value	38,507	20,356	—	58,863
2.2	Value adjustments for credit risk	2,263	—	—	2,263
2.3	Profit and loss reversal of negative reserves: from disposals	14,795	9	—	14,804
2.4	Transfers to other equity components (equity instruments)	—	—	—	—
2.5	Other changes	—	—	—	—
3. Decreases		(12,718)	(17,865)	—	(30,583)
3.1	Decreases in Fair Value	(10,126)	(6,759)	—	(16,885)
3.2	Writebacks for credit risk	(926)	—	—	(926)
3.3	Profit and loss reversal from positive reserves: from disposals	(1,666)	(11,106)	—	(12,772)
3.4	Transfers to other equity components (equity instruments)	—	—	—	—
3.5	Other changes	—	—	—	—
4. Closing balance		(6,153)	122,618	—	116,465

SECTION 2

Own funds and supervisory capital requirements for banks

The Mediobanca Group confirmed its great capital soundness with ratios well above the regulatory thresholds, as evidenced, among other things, by the Group’s results in stress tests conducted by the Supervisor in recent years, by the large margin found in the Internal Capital Adequacy Assessment Process (ICAAP) and by the SREP assessment process performed by the Supervisor.

352 | Consolidated financial statements as at 30 June 2024

Starting on 1 January 2024, the new additional 1.75% Pillar 2 requirement (P2R) came into force (2023 SREP Decision); therefore, the Mediobanca Group will be required to have a CET1 ratio of 8.25% (MDA 10.08%)(75) on a consolidated basis, including a 2.50% capital conservation buffer, 0.15 counter-cyclical buffer, 0.125% O-SII buffer,(76) and 0.98% additional Pillar 2 requirement, i.e. 56.25% of the total. The Overall Capital Requirement (OCR) is equal to 12.52% while the OCR requirement will be equal to 10.08% on Tier 1.(77)

2.1 Scope of application for regulations

During the financial year, AIRB models were applied to the Consumer portfolio. This resulted in an increase of approximately €900m in RWA (about -30 bps of CET1 ratio), previously largely reabsorbed as a result of the securitization of Significant Risk Transfer (SRT) loans and destined to be completely recovered under CRR3.

The first Significant Risk Transfer transaction for the Mediobanca Group was completed in June 2023: sale without recourse of a portfolio of performing consumer loans for €815m. In this way, the Group achieved the objective of the significant transfer of credit risk for prudential purposes (with RWA savings of approximately €500m and a deduction of €13.2m, with an overall impact of +13 bps on the CET1 ratio), without entailing the accounting derecognition of loans.

During the year under review, the AIRB model applied to the portfolio of Mediobanca Premier mortgages was revised, resulting in an increase of approximately €200m in RWA.

On the other hand, new risk mitigation measures were applied to the CIB portfolio (with an overall effect of approximately 45 bps on the CET1 ratio), including insurance coverage of Factoring, extension of the fourth ECAI Modefinance to the standard scope of the Corporate portfolio and refining of the value of large corporate collateralized positions.

(75)	CET1 ratio of 15.2% at 30 June 2024. Therefore, compared to the MDA requirement, a threshold that incorporates the absence of AT1 instruments with the use of 1.83% of CET1 instruments, the buffer was approximately 500 bps. This requirement does not take into account the systemic risk buffer recently introduced by the Bank of Italy (50 bps of relevant exposures by 31 December 2024 and 100 bps by 30 June 2025)
(76)	Following the inclusion of Mediobanca among the systemically important banks, this specific requirement applies as of 2024, which, starting from 2025, will be 0.25% when fully operational.
(77)	The requirements do not include the countercyclical capital buffer, which as at 30 June 2024 amounted to 0.15%.

Notes to the accounts | Part F - Information on consolidated capital | 353

2.2 Bank equity

QUALITATIVE INFORMATION

Common Equity Tier 1 (CET1) reflects the Group’s share of paid-up capital and reserves, and the share attributable to minority interests, and includes net income for the year (€1,273.4,) after dividends (€885.2m, representing a 70% payout, taking into account the advance paid last May and the balance to be paid next November) and the entire deduction of the second treasury share buyback plan to be carried out in financial year 2024/2025 (€385m);(78) it also includes the positive reserve relating to securities measured at Fair Value through other comprehensive income of €18m, despite the liability (€-98.5m) found from the equity-accounted consolidation of Assicurazioni Generali.

Deductions (€3,149m) mainly concerned:

–	Treasury shares of €68.8m, taking into account that the disbursement of €198m relating to the purchase of 17 million, approved by the shareholders’ meeting in October 2023 and carried out in the financial year under review, was recorded as a reduction of reserves after the cancellation of shares;

–	intangible assets of €182.2m and goodwill of €827.3m, increasing due to the acquisitions for the year (in particular Arma Partners); on the other hand, the write-down of the RAM AI and Messier & Associés brands should be emphasized;

–	prudential changes relating to valuations of financial instruments (referred to as AVA and DVA) for €56.7m;

–	and other investments of €95.3m (mainly in the CLO special purpose vehicle taking into account some insurance coverage), deduction of €13.2m relating to the SRT junior share and interests in Assicurazioni Generali for a total of €1,899.9m

No Additional Tier 1 (AT1) instruments were issued. AT1).

Tier 2 capital includes subordinated liabilities, up from €966.6m to €1,096.6m after last January’s nominal issue of €300m, which more than absorbed the amortization for the year (€159m).

(78)	Share buyback plan subject to authorization by the European Central Bank and by the Shareholders’ Meeting, with a negative impact of 90 bps on CET1 ratio.

354 | Consolidated financial statements as at 30 June 2024

	30 June 2024
Issue	ISIN code	Nominal Value	Computed value*
MB SUBORDINATO TV with min 3% 2025	IT0005127508	499,265	116,585
MB SUBORDINATO 3.75% 2026	IT0005188351	298,478	113,664
MB SUBORDINATO 1.957% 2029	XS1579416741	50,000	45,868
MB SUBORDINATO 2.3% 2030	XS2262077675	249,750	240,014
MB SUBORDINATO TF 10Y Callable	XS2577528016	299,500	291,480
MB SUBORDINATO 5.25 22 APR 2034	IT0005580573	299,800	289,013
Total subordinated securities		1,696,793	1,096,623

(*)  The computed value differs from the book value because of Fair Value and amortized cost components and buyback commitments.

QUANTITATIVE INFORMATION

	30 June 2024	30 June 2023
A. Common equity tier 1 (CET1) prior to application of prudential filters	10,346,257	10,653,459
of which CET1 instruments subject to phase-in regime	—	—
B. CET1 prudential filters (+/-)	(208,686)	(290,846)
C. CET1 before items to be deducted and effects of phase-in regime (A +/- B)	10,137,572	10,362,612
D. Items to be deducted from CET1	(4,191,962)	(3,551,325)
E. Phase-in regime - impact on CET1 (+/-), including minority interests subject to phase-in regime (*)	1,276,872	1,366,352
F. Total Common Equity Tier 1 (CET1) (C-D+/-E)	7,222,482	8,177,639
G. Additional tier 1 (AT1) gross of items to be deducted and effects of phase-in regime	—	—
of which AT1 instruments subject to phase-in regime	—	—
H. Items to be deducted from AT1	—	—
I. Phase-in regime - impact on AT1 (+/-), including instruments issued by branches and included in AT1 as a result of phase-in provisions	—	—
L. Total Additional Tier 1 (AT1) (G-H+/-I)	—	—
M. Tier 2 (T2) before items to be deducted and effects of phase-in regime	1,215,546	1,039,389
of which T2 instruments subject to phase-in regime	—	—
N. Items to be deducted from T2	—	—
O. Phase-in regime - Impact on T2 (+/-), including instruments issued by branches and included in T2 as a result of phase-in provisions	—	—
P. Total T2 Capital (M-N+/-O)	1,215,546	1,039,389
Q. Total own funds (F+L+P)	8,438,028	9,217,028

(*)  Adjustments include increased deductions for the adoption of Calendar Provisioning-

Notes to the accounts | Part F - Information on consolidated capital | 355

2.3 Capital adequacy

QUALITATIVE INFORMATION

The Common Equity Ratio phase-in – ratio of Common Equity Tier 1 Capital to total assets weighted with the adoption of the Danish Compromise(79) – stood at 15.2%. The decrease compared to the previous year (15.9%) concerned higher Arma Partners deductions (down 55bps, which will decrease to 30 bps in the next few years due to the use of treasury shares in completing the acquisition). The organic growth of the year (+310 bps), on the one hand, was affected by lower investments and, on the other, was absorbed almost entirely by the remuneration paid to shareholders (-305 bps), which, in addition to dividends (interim dividends paid in May and balance to be paid in November), included the buyback plans (i.e. purchases of €198m during the year and new tranche of up to €385m to be submitted to the shareholders’ meeting and ECB).(80) Finally, prudential deductions linked to the increase in the Assicurazioni Generali stake (-60 bps) and effects of the AIRB Consumer model (-30 bps) largely absorbed by other effects (+70bps), in particular the use of SRT and CRM, should be noted.

Conversely, the Total Capital Ratio was slightly down to 17.7%(81) although attenuated by the new subordinated issue of €300m.

The other indicators performed as follows:

–	the Leverage ratio dropped to 7.1% (8.4% last June), in addition to the reduction in Tier1 capital due to increased exposures (mainly attributable to increased deposits at the Bank of Italy);

–	the MREL ratio, calculated according to the hybrid approach, remained steady, standing at 43.5% of RWAs(82) and 20.3% of LREs, both considerably higher than the minimum requirement set by the Single Resolution Board, i.e. respectively 23.57% and 5.91%. This good position will have no impacts even after 2025, when Mediobanca will be subject to the subordination requirement.

(79)	Benefit of ~100bps, made permanent at the session of 24 April in which the European Parliament approved the new CRR Regulation.

(80)	New share purchase plan with cancellation, subject to the authorization of the Shareholders’ Meeting and the ECB, and whose maximum value may be the net income for the financial year after the proposed dividend.

(81)	Total Capital Ratio without adopting the Danish compromise stood at 16.94%
(82)	Ratio calculated using the hybrid approach introduced by the Regulator, which takes into consideration consolidated own funds and eligible liabilities (other than own funds) issued by the resolution entity to entities outside the resolution group.

356 | Consolidated financial statements as at 30 June 2024

QUANTITATIVE INFORMATION

	Unweighted amounts		Weighted amounts/requirements
Categories/Amounts	30 June 2024	30 June 2023	30 June 2024	30 June 2023
A. RISK ASSETS
A.1 Credit and counterpart risk	81,893,174	81,616,495	40,498,513	44,254,236
1. Standard methodology	37,559,932	50,437,658	20,510,353	32,028,909
2. Internal rating methodology	43,511,131	30,824,323	19,820,465	12,123,625
2.1 Basic	—	—	—	—
2.2 Advanced	43,511,131	30,824,323	19,820,465	12,123,625
3. Securitization	822,111	354,514	167,695	101,702
B. REGULATORY CAPITAL REQUIREMENTS
B.1 Credit and counterpart risk			3,239,881	3,540,339
B.2 Credit valuation adjustment risk			26,034	32,028
B.3 Settlement risk			—	—
B.4 Market risk			134,510	167,426
1. Standard methodology			134,510	167,426
2. Internal models			—	—
3. Concentration risk			—	—
B.5 Other prudential requirements			409,333	374,731
1. Basic Indicator Approach (BIA)			409,333	374,731
2. Standard method			—	—
3. Advanced method			—	—
B.6 Other calculation items			—	—
B.7 Total prudential requirements			3,809,758	4,114,524
C. RISK ASSETS AND REGULATORY RATIOS
C.1 Risk-weighted assets			47,621,975	51,431,549
C.2 CET1 capital/risk-weighted assets (CET1 capital ratio)			15.17%	15.90%
C.3 Tier 1 capital/risk-weighted assets (Tier 1 capital ratio)			15.17%	15.90%
C.4 Regulatory capital/risk-weighted assets (total capital ratio)			17.72%	17.92%

For more details on the disclosure concerning own funds and capital adequacy, please refer to the Basel 3 Third Pillar file at 30 June 2024, published on the Bank’s website in the section “Capital adequacy”.

Notes to the accounts | Part F - Information on consolidated capital | 357

Part G - Combinations involving Group companies or business units

SECTION 1

Transactions completed during the period

Two important extraordinary transactions announced at the end of the previous year were concluded during the financial year under review, namely:

–	on 2 October, Mediobanca completed the purchase of a controlling stake in the English company Arma Partners LLP, a leading independent financial consultancy firm in Europe in the Digital Economy sector; at the end of the Purchase Price Allocation process, a brand worth of £24.6m, customer relationship worth £5.3m and residual goodwill of £209m, were found.

–	on 16 October, Compass completed the acquisition of 100% of HeidiPay Switzerland AG, a Swiss fintech specializing in the Buy-Now-Pay-Later (BNPL) market. This transaction strengthened the partnership with the affiliate Heidi Pay AG, in which Compass already held a 19.5% stake as of August 2022. The related Purchase Price Allocation process led to finding a customer relationship worth CHF 2.5m and residual goodwill of CHF 4.9m.

Moreover, the following merger transactions were completed over the 12 months:

–	MB INVAG S.r.l. into Mediobanca S.p.A. (27 September 2023);

–	Soisy S.p.A. into Compass Banca S.p.A. (31 January 2024);

–	RAM Lux into Mediobanca Management Company, previously acquired by RAM Geneva (effective 30 June 2024 and accounting date 31 March 2024).

Finally, the subsidiaries of Polus Capital Management Group were put into liquidation and delisted over the twelve months: Bybrook Capital LLC and Bybrook Capital LP (effective as of 11 August 2023), Bybrook Capital LLP and Bybrook Capital Services (UK) Limited (with effect from 9 January 2024), Bybrook Capital Management Limited (placed into liquidation on 25 June 2024).

358 | Consolidated financial statements as at 30 June 2024

For more details, please refer to “Section 3 – Area and methods of consolidation” in Part A - Accounting Policies and “Section 10 - Intangible assets” in part B - Assets of the Notes to the Accounts.

SECTION 2

Transactions completed since the reporting date

With regard to transactions completed after the reporting date, the following should be noted:

–	merger deed of Spafid SIM into Spafid with the consequent delisting of the company from the register of companies. The merger, which took place on July 18, will have retrospective accounting and tax effects as at 1 July 2024.

SECTION 3

Retrospective adjustments

No adjustments were made to the accounts in connection with previous business combinations for the year under review.

Notes to the accounts | Part G - Combinations involving Group companies or business units | 359

Part H - Related-Party Transactions

1. Information on remuneration for key management personnel

With regard to the disclosure on compensation paid to key management personnel, reference should be made to the “Report on remuneration and compensation paid” or the relevant section of the Mediobanca website at www. mediobanca.com, where the following are disclosed (with reference to the Mediobanca Group):

–	the analytical detail of compensation paid to members of Governing and Supervisory Bodies and other Key Management Personnel;

–	the detail and the evolution of Performance Shares schemes awarded to members of the Board of Directors, other Key Management Personnel and Long-Term Incentive Schemes.

Group compensation includes amounts paid to managers of Group Legal Entities not listed in the Table published in the Review of Operations (for a total of €0.9m in the half-year under review).

2. Disclosure on related-party transactions

The Regulation on Related-Party Transactions, implementing CONSOB Regulation No. 17221 of 12 March 2010, as most recently amended by Resolution No. 21264 of 10 December 2020, was introduced in 2011 aiming to ensure the transparency and substantial correctness of transactions with related parties carried out directly or through subsidiary companies. Having received favourable opinions from the Bank’s Related Parties and Statutory Audit Committees, the Board of Directors incorporated the Bank of Italy’s most recent instructions on this subject, which introduce prudential limits for risk activities with Related Parties; this Regulation came into force during December 2012, and was updated most recently in June 2024. The full document is available on the Bank’s website at www.mediobanca.com.

For the definition of related parties adopted, please see Part A Accounting Policies of the Notes to the Accounts.

Transactions with related parties fall within the ordinary operations of the Group companies, are maintained on an arm’s length basis, and are entered into in the interests of the individual companies concerned. Details of the compensation paid to Directors and key management personnel are provided in a footnote to the table.

360 | Consolidated financial statements as at 30 June 2024

2.1 Regular financial disclosure: Most significant transactions

There are no transactions to report for the period under review.

2.2 Quantitative information

During the financial year under review, the Arma Group and the company Heidi Pay Switzerland AG entered the scope of related parties following the respective acquisitions of 100% of their share capital, completed by Mediobanca S.p.A and Compass during the period under review.

The overall credit exposure to related parties remained low and showed a decreasing trend.

Statement as at 30 June 2024

						(€m)
	Directors and key management personnel		Associated companies	Others related parties		Total
Assets	2.6		0.8	71.5		74.9
of which: other assets	—		—	65.2		65.2
Loans	2.6		0.8	6.3		9.7
Liabilities	12.2		—	262.0	(3)	274.2
Guarantees and commitments	—		—	130.0	(3)	130.0
Interest income	0.1		—	2.2		2.3
Interest expense	(0.2)		—	(1.2)		(1.4)
Net fee income	—		5.0	41.7		46.7
Sundry income (costs)	(51.2	) (1)	0.1	(56.6	) (2) (3)	(107.7)

(1)	Of which: short-term benefits amounting to (€42.2m) and performance shares worth (€8.8m). This figure includes resources considered Key Management Personnel during the period under review. Please note that a Board member waived the emolument approved.
(2)	This item also includes the valuation of derivative contracts, including bond forwards with underlying government securities.
(3)	Starting from the year under review, the collateral exchange transaction with the AG Group will no longer be represented by its nominal value (€250m among commitments) but using equity effects (liabilities covering the forward purchase of government securities).

Statement as at 30 June 2023

						(€m)
	Directors and key management personnel		Associated companies	Others related parties		Total
Assets	3.1		12.0	129.4		144.5
of which: other assets	—		—	109.2		109.2
Loans	3.1		12.0	20.2		35.3
Liabilities	20.6		—	31.1		51.7
Guarantees and commitments	—		—	390.0		390.0
Interest income	—		0.3	1.6		1.9
Interest expense	(0.1)		—	(0.6)		(0.7)
Net fee income	—		1.0	50.7		51.7
Sundry income (costs)	(51.4	) (1)	(0.1)	(26.7	)(2)	(78.2)

(1)	Of which: short-term benefits amounting to (€42.4m) and performance shares worth (€8.8m). This figure includes resources considered Key Management Personnel during the period under review.

(2)	This item also includes the valuation of derivative contracts, including bond forwards with underlying Government securities.

Notes to the accounts | Part H - Related party disclosure | 361

Part I – Share-based payment schemes

A. QUALITATIVE INFORMATION

1. Summary of share-based payment schemes approved by the Shareholders’ Meeting.

In the area of equity instruments used for the remuneration of its personnel, Mediobanca decided to adopt a performance shares scheme, with the two-fold aim of:

–	adapting to banking regulations that require a portion of variable remuneration to be paid out in the form of equity instruments over a time horizon of several years, subject to performance conditions and hence consistent with positive results sustainable over time;

–	aligning the interests of Mediobanca’s management with those of its shareholders in order to create value over the medium / long term.

The Group therefore offered performance share plans that, under certain conditions, provided for the free assignment of Mediobanca shares at the end of a vesting and/or holding period and long-term incentive plans (LTI) linked to the achievement of the strategic plan’s objectives.

The plans currently in effect are as follows:

–	performance share plan approved by the Shareholders’ Meeting of 28 October 2015 (and updated by the Shareholders’ Meeting of 28 October 2019), valid for variable remuneration for financial years 2018 - 2020 paid out to Group personnel in a maximum number of 20,000,000 Mediobanca shares to be attributed by capital increase or alternatively with the use of treasury shares in the Bank’s portfolio;

–	long-term incentive plan (LTI) for the CEO and General Manager of Mediobanca, as well as for the CEO of Compass and Mediobanca Premier, linked to the achievement of the targets set in the 2019/2023 plan by assigning them Mediobanca shares by capital increase pursuant to the Plan as mentioned in the preceding paragraph;

–	performance share plan approved by the Shareholders’ Meeting of 28 October 2020, valid for variable remuneration for financial years 2021 - 2025 paid out to Group personnel in a maximum number of 20,000,000 Mediobanca shares to be attributed by capital increase or alternatively with the use of treasury shares in the Bank’s portfolio;

362 | Consolidated financial statements as at 30 June 2024

–	performance share plan approved by the Shareholders’ Meeting of 28 October 2021 (partially revoking the previous Plan in order to transition to a system of resolutions to be taken annually), valid for variable remuneration for financial year 2021-2022 paid out to Group personnel by attributing a maximum number of 4,000,000 Mediobanca shares through the use of treasury shares in the Bank’s portfolio;

–	performance share plan approved by the Shareholders’ Meeting of 28 October 2022, valid for variable remuneration for financial year 2022-2023 paid out to Group personnel by attributing a maximum number of 3,000,000 Mediobanca shares through the use of treasury shares in the Bank’s portfolio.

–	performance share plan approved by the Shareholders’ Meeting of 28 October 2023, valid for variable remuneration for financial year 2023-2024 paid out to Group personnel by attributing a maximum number of 3,000,000 Mediobanca shares through the use of treasury shares in the Bank’s portfolio.

–	a new long-term incentive plan for the period 2023-2026 (“2023 -2026 LTI Plan”) approved by the Shareholders’ Meeting held on 28 October 2023, linked to the underlying 2023-2026 Strategic Plan approved in May 2023. For the purpose of the initiative, the Shareholders’ Meeting of 28 October 2023 approved the issue of a maximum number of 3,000,000 new Mediobanca shares with dividend rights by capital increase, or through the use of treasury shares in the Bank’s portfolio alternatively.

As at 30 June 2024, the number of performance shares assigned in relation to the above plans amounted to 6,487,718 (4,561,321 at 30 June 2023).

It should be noted that the Shareholders’ Meeting held on 28 October last also approved:

–	a widespread share ownership and co-investment plan (“2023-2026 ESOP”) for the Group’s personnel within the 2023-26 Strategic Plan’s period. This provides investment opportunities in Mediobanca shares on a voluntary basis at favourable conditions (10% discount). Achievement of the Plan targets by 2026 will ensure an additional bonus to participants in the ESOP Plan, consisting in an additional package of shares assigned free of charge by the Mediobanca Group to supplement the initial investment made by the employee. The maximum number of shares (referred to as matching) that can be assigned by the plan is 1,000,000 shares to be issued by capital increase. Alternatively, freely available treasury shares in the Bank’s portfolio not allocated for other purposes may also be used for the plan’s purposes;

Notes to the accounts | Part I - Share-based payment schemes | 363

The program took place during the month of December and recorded a participation of 28% of personnel within scope (415,600 shares subscribed with a maximum number of 166,240 matching shares attributable).

In addition, other Group companies have equipped themselves with incentive plans based on equity instruments:

–	Messier et Associés approved a plan of free-of-charge shares for up to 10% of the share capital to be attributed to employees (at the time of promotions and/or for retention purposes) which, after the vesting period (not exceeding 2 years) and a further holding period of one year, are resold to the Parent Company which settles the price with Mediobanca shares. As at 30 June 2024, 31,925 shares were assigned under 7 plans, which included 13,825 that concluded their holding period (12,995 were repurchased by the Parent Company), 7,050 that were recovered by the company for early exits, 6,000 that were subject to a holding period and the remaining 5,050 shares that were still in a vesting period;

–	Polus Capital Management Group has an investment plan in place for employees (for retention purposes), which allows them to purchase special shares of the company (C shares) which, after a vesting period (maximum 3 years) and the achievement of certain results (hurdle), they can sell to the Parent Company which will liquidate them through Mediobanca shares. As at 30 June 2024, 35,633 C shares were assigned, which included 16,838 already exercisable.

QUANTITATIVE INFORMATION

Changes in performance share schemes during the year

As part of the variable remuneration for financial year 2023, 1,403,351 performance shares, drawn from the Plan approved in the October 2022 Shareholders’ Meeting, were awarded on 27 September 2023. The shares, the award of which is conditional upon performance targets being met over a five-year period or less, will be made available in tranches in November 2024 (up to 619,191), November 2025 (up to 211,397), November 2026 (up to 329,932), November 2027 (up to 122,465), and November 2028 (up to 120,366).

As part of the performance share plans, 1,841,073 shares were attributed on

364 | Consolidated financial statements as at 30 June 2024

24 November 2023, 1,160,647 of which through treasury shares and 680,426 by capital increase.

Between January and February 2024, 2,514,786 shares were assigned, including 2,177,135 for the 2023-2026 LTI Plan; 140,054 shares were allocated and 10,613 shares were recovered.

Starting on 30 June 2024, in connection with the variable remuneration for financial year 2024, a total of 1,197,962 performance shares were awarded at a figurative cost of €13m, as part of the variable remuneration component only. These shares, the award of which is conditional upon performance targets being achieved over a five-year period or less, will be made available in tranches as follows: November 2025 (up to 546,583), November 2026 (up to 186,775), November 2027 (up to 277,773), November 2028 (up to 94,293), and November 2029 (up to 92,538).

	30 June 2024		30 June 2023
Items/Performance shares	No. of performance shares	Average price	No. of performance shares	Average price
A. Balance at start of period	4,561,321	6.32	4,131,090	7.03
B. Increases	3,918,137	—	2,238,659	—
B.1 Newly issued shares	3,918,137	6.50	2,238,659	6.08
B.2 Other changes	—	—	—	—
C. Decreases	1,991,740	—	1,808,428	—
C.1 Cancelled	—	—	—	—
C.2 Exercised	1,981,127	6.83	1,786,374	7.62
C.3 Expired	—	—	—	—
C.4 Other changes	10,613	8	22,054	7.76
D. Balance at end of period	6,487,718	6.93	4,561,321	6.32

Notes to the accounts | Part I - Share-based payment schemes | 365

Part L – Segment Reporting

INTRODUCTION

Under IFRS 8, an entity must disclose information to enable users of its financial statements to evaluate the nature and financial effects of the different business activities in which it engages and the different economic environments in which it operates (referred to as “operating segments”).

The aggregation of the “operating segments” illustrated in this section is consistent with the means adopted by the Group’s management to take business decisions, and is based on the internal reporting used in order to allocate resources to the various segments, and to analyse their respective performances as described in the Review of Operations, to which reference is made for detailed and exhaustive analysis of the individual business lines’ earnings and financial performances.

A. PRIMARY SEGMENT REPORTING

At Group level the following business lines have been identified:

Wealth Management (WM): This division brings together all portfolio management services offered to the various client segments, plus asset management. This division includes Mediobanca Premier, which targets the Premier client bracket; the MBPB and CMB Monaco private banking networks and the Asset Management companies (Polus Capital, Mediobanca SGR, Mediobanca Management Company and RAM Active Investment), in addition to the fiduciary activities of Spafid;

Corporate and Investment Banking (CIB): this includes services for corporate customers in the Wholesale Banking areas (loans, Capital Market activities, Advisory, Client and proprietary trading carried out by Mediobanca, Mediobanca International, Mediobanca Securities, Messier et Associés and Arma Partners) and Specialty Finance or Factoring carried out by MBFACTA, and Credit Management referring only to the management on behalf of third parties carried out by MBCredit Solutions and MBContact Solutions.

Consumer Finance (CF): this provides retail customers with a complete range of consumer credit products: personal loans, special purpose loans,

366 | Consolidated financial statements as at 30 June 2024

salary-backed loans, credit cards, in addition to the new and innovative Buy Now Pay Later solution called “Pagolight”, which grew during the year also thanks to the newly acquired company HeidiPay Switzerland AG. The division also includes Compass RE, (which provides reinsurance against risks linked to insurance policies sold to clients), Compass Rent, (which operates in the goods lease market), and Compass Link (which distributes Compass products and services via third-party collaborators).

Insurance - Principal Investing (PI): This includes the Group’s portfolio of equity investments and stocks. In particular, the investment in Assicurazioni Generali has been this division’s main constituent for many years, and stands apart for its sound management, consistency of results, high profitability and contributions in terms of diversification and stabilization of the Mediobanca Group’s revenues. Investments in funds and vehicles promoted and managed by the Group’s asset management companies (referred to as seed capital) also contribute to the division, with a view to combining medium-term profitability for the Group and a synergistic approach between the divisions, as well as investment activities in private equity funds managed by third parties.

Holding Functions comprise SelmaBPM Leasing, MIS and other minor companies, Group Treasury and ALM (with the aim of minimizing the cost of funding and optimizing liquidity management on a consolidated basis, including the securities held as part of the banking book), all costs relating to central Group departments, including Operations, support units (such as Chief Financial Officer, Group Corporate Affairs, Investor Relations, Human Resources etc.), senior management and control units (Risk Management, Internal Audit and Compliance Unit) for the part that cannot be allocated to the business lines.

A.1 Profit-and-loss figures by business segment

A list of the main points requiring attention with regard to the allocation of earnings results is provided below:

–	Net interest income(83) is obtained by applying the internal funds transfer pricing (FTP) rates consistent with the financial characteristics of the products concerned. Notional interest is allocated using a centralized FTP model which assigns volumes, costs and revenues of liquidity based on

(83)	The Mediobanca Group only reports net interest income based on the requirements of IFRS 8, which specifies that an institution must record interest income and interest expense separately for each reporting segment, unless the majority of the revenue generated by that segment derives from interest and unless management base their evaluations primarily on net interest income in order to assess the segment’s results and take decisions regarding the resources to be allocated to the segment. In this case, an institution may refer to the segment’s interest revenue net of interest expense, provided it specifies this [IFRS 8.23].

Notes to the accounts | Part L - Segmental reporting | 367

durations, without distinction between lending and funding (referred to as “bid-ask” difference) with the same maturity;

–	The 880 resources of the Holding Functions (853 last year) are divided as follows: 91 in Selma BPM (94 last year), 47 in the Group treasury and ALM (28, the growth includes 10 resources from the Securities Finance desk relocated from CIB Trading and 4 resources centralized from other Group companies), 155 in MIS (151), 230 in Operations (219), 174 in staff support units (175), 178 in control units (159) in addition to 5 in Management (senior management and assistants, 6 last year);

–	Intercompany items were netted out only if they involved companies belonging to the same segment; items involving different segments were cross-checked and recorded as adjustments, along with the consolidation entries regarding companies belonging to different segments;

–	valuation actions that had an impact on acquisition operations were included among the reconciliation items to be stated in the “adjustments” column, i.e. in the column that indicates differences between the total business lines and the consolidated figure, both with reference to the economic effect and therefore to the performance of the individual divisions and to the balance sheet data. Although attributable to a company or a CGU, these items were not linked to their performance and the flows they generated and, among the various factors, were conditioned by market performance, which affected discounting and growth rates and therefore were not attributable to the operations of the divisions to which they belong and to the related profitability. This category includes the impairment of goodwill and other intangibles resulting from company valuations carried out on an annual basis and the valuations of/adjustments to the value of liabilities for put & call transactions through profit or loss.

368 | Consolidated financial statements as at 30 June 2024

A.1 Profit-and-loss figures by business segment

							(€m)
Profit-and-loss	Wealth Management	Corporate and Investment Banking	Consumer Finance	Insurance - Principal Investing	Holding Functions	Adjustments (1)	Group
Net interest income	425.0	307.0	1.043.9	(7.1)	178.0	38.0	1.984.8
Net treasury income	9.2	95.0	0.2	26.6	39.2	2.0	172.2
Net fee and commission
income	489.4	360.6	145.1	—	6.3	(62.0)	939.4
Equity-accounted company	—	—	(0.3)	510.7	—	—	510.4
Total income	923.6	762.6	1,188.9	530.2	223.5	(22.0)	3,606.8
Labour costs	(325.1)	(215.0)	(120.6)	(4.1)	(139.7)	—	(804.5)
Administrative expenses	(288.4)	(164.9)	(248.9)	(1.1)	(52.6)	18.2	(737.7)
Operating costs	(613.5)	(379.9)	(369.5)	(5.2)	(192.3)	18.2	(1,542.2)
Loan loss provisions	(7.4)	10.6	(249.7)	—	(5.6)	—	(252.1)
Provisions for other
financial assets	1.4	(3.4)	—	20.0	(4.1)	—	13.9
Other income (losses)	(3.7)	(2.5)	0.1	—	(49.4)	(34.7)	(90.2)
Profit (loss) before tax	300.4	387.4	569.8	545.0	(27.9)	(38.5)	1,736.2
Income taxes for the period	(91.0)	(121.0)	(186.9)	(23.0)	(13.2)	(1.6)	(436.7)
Minority interest	(0.9)	(22.9)	—	—	(2.7)	0.4	(26.1)
Net profit	208.5	243.5	382.9	522.0	(43.8)	(39.7)	1,273.4
Cost/income ratio (%)	66.4	49.8	31.1	n.m.	n.m.	n.m.	42.8

(1)	The sum of data differs by business area differs from the Group total amount due to net consolidation adjustments/differences between business areas (€4.9m), to the write-down of the RAM brand (€31.7m) and to other effects attributable to acquisitions (in particular put&call agreements) which were not attributed to any Business Line (€3.1m).

A.1 Balance-sheet data by business segment

The balance-sheet items shown below represent each business area’s contribution to the consolidated balance sheet, hence no adjustments have been made between the sum of the components and the Group total.

							(€m)
Balance-sheet data	Wealth Management	Corporate & Investment Banking	Consumer Finance	Principal Investing	Holding Functions	Adjustments	Group
Banking book securities	725.3	927.1	289.2	—	9.399.1	—	11.340.7
Customer loans	16.853.3	18.993.3	15.197.6	—	1.403.3	—	52.447.4
Funding	27.896.6	—	2.731.6	—	33.041.7	—	63.669.9

Notes to the accounts | Part L - Segmental reporting | 369

B. SECONDARY SEGMENT REPORTING

B.1 Profit-and-loss figures by geography

			(€m)
Profit-and-loss data	Italy	International (1)	Group
Net interest income	1,831.5	153.3	1,984.8
Net treasury income	161.8	10.4	172.2
Net fee and commission income	561.2	378.2	939.4
Equity-accounted companies	510.4	—	510.4
Total income	3,064.9	541.9	3,606.8
Labour costs	(597.9)	(206.6)	(804.5)
Administrative expenses	(694.4)	(43.3)	(737.7)
Operating costs	(1,292.3)	(249.9)	(1,542.2)
Net (Value adjustments) write-backs	(239.4)	1.2	(238.2)
Other income (losses)	(47.5)	(42.7)	(90.2)
Profit (loss) before tax	1,485.7	250.5	1,736.2
Income taxes	(404.1)	(32.6)	(436.7)
Minority interest	(26.1)	—	(26.1)
Net profit	1,055.5	217.9	1,273.4
Cost/income ratio (%)	42.2%	46.1%	42.8%

(1)	This item includes the P&L data of the companies Mediobanca International, CMB Monaco, Compass RE, MB USA, Polus Capital Management, Mediobanca Management Company, RAM Active Investments and Messier et Associés and Arma Partners, in addition to the foreign branches (Paris, Madrid and London).

B.2 Balance-sheet data by geography

			(€m)
Balance-sheet data	Italy	International	Group
Banking book securities	10,186.5	1,154.2	11,340.7
Loan to customers	44,495.1	7,952.3	52,447.4
Funding	(50,329.5)	(13,340.4)	(63,669.9)

370 | Consolidated financial statements as at 30 June 2024

Information required under letters a), b) and c) of Annex A, First Part, Title III, Section 2 of Bank of Italy Circular No. 285 of 17 December 2013.

Statement as at 30 June 2024

Business		Heading 120 Total revenues*			Heading 290 Profit (loss) before taxes			Heading 300 Income taxes			Full Time Employees[1]
Line	Breakdown	Italy	International	Group	Italy	International	Group	Italy	International	Group	Italy	International	Group
Wholesale Banking	This includes: lending, capital market activities, advisory services, and client and proprietary trading performed by Mediobanca, Mediobanca International, Mediobanca Securities and Messier et Associés and Arma Partners	560	125	685	387	(35)	352	(103)	(7)	(110)	261	250	511
Specialty Finance	This includes: factoring performed by MBFACTA and credit management on behalf of third parties only performed by MBCredit Solutions and MBContact Solutions	76	—	76	35	—	35	(12)	—	(12)	216	—	216
Consumer Finance	This includes a complete range of consumer cred-it products: personal loans, special purpose loans, salary-backed loans, credit cards, in addi-tion to the innovative Buy Now Pay Later solu-tion, which grew during the year also thanks to the newly acquired company HeidiPay Switzerland AG. Compass RE, Compass Rent and Compass Link fall within this segment	1,066	9	1,075	545	25	570	(180)	(7)	(187)	1,468	10	1,478
Premier	This includes deposit-taking, mortgage lending and retail banking services addressed by MBPremier	454	—	454	133	—	133	(44)	—	(44)	1,510	—	1,510
Private Banking & Asset Management	This includes asset management activities, ad-dressed in Italy by the division Mediobanca Private Banking and Spafid and in Monaco by CMB Monaco; it also includes Polus Capital Management, CMG Monaco and RAM Active Investments (Alternative Asset Management activities)	201	263	464	72	96	168	(26)	(21)	(47)	280	382	662
Insurance - Principal Investing	This manages the Group’s portfolio of equity investments and holdings, as well as investments in funds and special purpose vehicles set up and managed by the Group’s asset management companies (referred to as seed capital)	39	—	39	538	7	545	(23)	—	(23)	9	—	9
Holding Functions	This encompasses the Group’s Treasury and ALM units; and continues to include leasing operations (headed up by SelmaBPM), services and minor companies.	140	68	208	(92)	64	(28)	(13)	—	(13)	842	23	865
Adjustments[2]		(20)	—	(20)	(65)	—	(65)	2	—	2	—	—	—
Group total		2,516	465	2,981	1,553	157	1,710	(399)	(35)	(434)	4,586	665	5,251

(*)	This refers to P&L heading 120 pursuant to Bank of Italy Circular No. 262/2005. The figure here differs from the amount stated as “Total revenues” in the statements found on pages 369 and 370, which provide a more accurate reflection of the Group’s operations. Heading 120 “Total revenues” under Circular No. 262/2005 of the bank of Italy does not include income from insurance activities or other operating income.
(1)	Full-time employees at Group level.
(2)	The column headed “Adjustments” includes various adjustments in connection with differences arising on consolidation (e.g. inter-company elisions) between the different business segments.

Notes to the accounts | Part L - Segmental reporting | 371

Statement as at 30 June 2023

Business		Heading 120 Total revenues*			Heading 290 Profit (loss) before taxes			Heading 300 Income taxes			Full Time Employees[1]
Line	Breakdown	Italy	International	Group	Italy	International	Group	Italy	International	Group	Italy	International	Group
Wholesale Banking	This includes: lending, capital market activi-ties, advisory services, and client and proprietary trading performed by Mediobanca, Mediobanca International, Mediobanca Securities and Messier et Associés	558	107	665	219	87	306	(99)	(4)	(103)	267	154	421
Specialty Finance	This includes: factoring performed by MBFACTA and credit management on behalf of third parties only performed by MBCredit Solutions and MBContact Solutions	70	—	70	37	—	37	(12)	—	(12)	222	—	222
Consumer Finance	This includes a complete range of consumer credit products: personal loans, special purpose loans, salary-backed loans, credit cards, in addition to the innovative Buy Now Pay Later solution, which grew during the year also thanks to the newly acquired company HeidiPay Switzerland AG. Compass RE, Compass Rent and Compass Link fall within this segment	1,005	5	1,010	523	34	557	(174)	(9)	(183)	1,415	1	1,416
Premier	This includes deposit-taking, mortgage lending and retail banking services addressed by MBPremier	414	—	414	100	—	100	(34)	—	(34)	1,482	—	1,482
Private Banking & Asset Management	This includes asset management activities, addressed in Italy by the division Mediobanca Private Banking and Spafid and in Monaco by CMB Monaco; it also includes Polus Capital Management, CMG Monaco and RAM Active Investments (Alternative Asset Management activities)	163	233	396	44	88	132	(20)	(20)	(40)	269	360	629
Insurance - Principal Investing	This manages the Group’s portfolio of equi-ty investments and holdings, as well as investments in funds and special purpose vehicles set up and managed by the Group’s asset management companies (referred to as seed capital)	9	—	9	461	—	461	(22)	—	(22)	9	—	9
Holding Functions	This encompasses the Group’s Treasury and ALM units; and continues to include leasing operations (headed up by SelmaBPM), services and minor companies.	156	—	156	(87)	—	(87)	(6)	—	(6)	829	23	852
Adjustments[2]		(40)	—	(40)	(81)	—	(81)	3	2	5	—	—	—
Group total		2,335	345	2,680	1,216	209	1,425	(364)	(31)	(395)	4,493	538	5,031

(*)	This refers to P&L heading 120 pursuant to Bank of Italy Circular No. 262/2005. Heading 120 “Total revenues” under Circular No. 262/2005 of the Bank of Italy does not include income from insurance activities or other operating income.
(1)	Full-time employees at Group level.
(2)	The column headed “Adjustments” includes various adjustments in connection with differences arising on consolidation (e.g. inter-company elisions) between the different business segments.

372 | Consolidated financial statements as at 30 June 2024

Part M – Disclosure on Leases

SECTION 1

Lessee

QUALITATIVE INFORMATION

With reference to the transactions governed by IFRS 16 and the contracts which fall within its scope of application, virtually the only leases the Mediobanca Group has in place in this connection are for properties and company cars, plus some hardware leases for only a residual amount. The property leases mostly involve premises used as offices. Such leases normally have durations of more than twelve months, and typically contain renewal or termination clauses which both lessor and lessee can exercise in accordance with the provisions of law and/ or specific contractual arrangements, if any. Generally, such leases do not contain an option to buy at expiry or entail substantial reinstatement costs for the Group. As for the car leases, these are long-term agreements for the fleet of company cars available for use by staff members for work-related purposes in accordance with Group policy in this area.

When the standard was adopted, some simplifications were made and are still applied; in particular, contracts with a duration of less than or equal to 12 months (referred to as “short-term”), those with a value of less than €5,000 (referred to as “low-value”) and those relating to intangible assets were excluded. It was also decided not to strip out the service component from the lease proper; hence the full contract was recognized as a lease. The discount rate used has been derived from the Funds Transfer Pricing curve used in treasury management by the Group Treasury unit.

In cases where the original lease has been replicated with another counterparty (i.e., sub-leased), the related lease liability is matched by an amount receivable from the counterparty at the date rather than by its value in use. Sub-leasing arrangements involve only negligible amounts.

Notes to the accounts | Part M - Disclosure on leasing | 373

QUANTITATIVE INFORMATION

For quantitative information on the impact on the Group’s financial and earnings situation, reference is made to the contents of the following sections of the Notes to the Accounts:

–	Information on rights of use acquired, in “Part B Notes to the Consolidated Balance Sheet - Assets - Section 9”;

–	Information on amounts due under leases, in “Part B Notes to the Consolidated Balance Sheet - Liabilities - Section 1”;

–	for the effects on earnings, “Part C Notes to the Profit and Loss Account”, in particular the headings for interest income and expense and value adjustments to tangible assets.

The value in use recorded in the balance sheet at 30 June 2024 was €245.3m, broken down as follows:

–	value in use of properties: €229.7m

–	value in use of vehicles: €15.5m

–	value in use of other assets: €0.1m.

SECTION 2

Lessor

QUALITATIVE INFORMATION

The Group has finance lease agreements in place through its subsidiary Selma BPM Leasing. These mostly involve leases of real property, core goods and registered moveable assets. The contracts are represented in the accounts by the amount receivable under the finance lease being recorded under Heading 40, Financial assets measured at amortized cost, the income received under Heading 10, Interest and similar income, the related proceeds determined by accrual and, under Heading 130, Net write-offs (write-backs) for credit risk, provisions for expected loan losses.

374 | Consolidated financial statements as at 30 June 2024

QUANTITATIVE INFORMATION

In relation to quantitative information regarding the impact on the Group’s financial position and earnings, reference should be made to the contents of the relevant sections in the Notes to the Accounts. In particular, the book value of leases is found in Part B - Notes to the Consolidated Balance Sheet - Assets - Section 4 - Heading 40: Financial assets measured at amortized cost. During the year under review, these leases generated interest income as shown in Part C - Notes to the Consolidated income statement - Section 1 - Headings 10 and 20: Net interest income and Section 14 - Heading 210: Net adjustments to tangible assets of the Notes to the Consolidated Accounts.

1.	Balance-sheet and earnings data

2.	Finance leases

2.1	Maturity analysis of lease payments receivable by time band and reconciliation with lease loans recognized under assets

	30 June 2024	30 June 2023
Time bands	Lease payments to be received	Lease payments to be received
Up to 1 year	357,996	384,424
From 1 year to 2 years	273,999	304,337
From 2 year to 3 years	195,462	228,455
From 3 year to 4 years	140,307	182,838
From 4 year to 5 years	80,385	98,426
Over 5 years	154,509	203,522
Total lease payments to be received	1,202,658	1,402,002
Reconciliation with loans	(8,742)	(26,158)
Not accrued financial gains (-)	(193,972)	(221,046)
Unguaranteed residual value (-)	185,230	194,888
Lease loans	1,193,916	1,375,844

Notes to the accounts | Part M - Disclosure on leasing | 375

The table provides a maturity analysis of the lease payments receivable by time band, and a reconciliation of payments to be received and lease payments, as required by IFRS 16, paragraph 94. In particular, it should be noted that the payments receivable under the lease, which consist of the sum of minimum payments due by way of principal and interest, are stated net of any provisions and the discounted unguaranteed residual value due to the lessor. These are reconciled with the lease loan, recognized in the balance sheet under financial assets measured at amortized cost, by subtracting financial gains not accrued and adding the unguaranteed residual value. Non-performing leases acquired are not included.

2.4 Other Information

In finance lease transactions, the credit risk associated with the contract is managed in accordance with the principles described in Part E – Information on risks and related hedging policies - Section 2 – Prudential consolidated risk - 1.1. Credit quality in the Notes to the Consolidated Accounts to which reference is made.

Contracts are classified as finance leases based on whether the risks and benefits associated with ownership of the asset in question are transferred to the lessee throughout the duration of the contract, whether the contract itself contains a final option to acquire the asset on terms that would make its failure to exercise such an option uneconomic, and whether the contract has a duration which is basically the same as the economic lifetime of the asset itself. The same may also apply in cases where the contracts do not contain options to buy or have a duration which is significantly shorter than the asset’s economic lifetime, but are accompanied by arrangements with third party buyers that guarantee the asset will be bought when the lease expires.

3. Operating leases

The Group had no operating leases in place at the reporting date.

376 | Consolidated financial statements as at 30 June 2024

ACCOUNTS OF THE BANK

INDIVIDUAL REVIEW OF OPERATIONS

FOR TWELVE MONTHS

ENDED 30 JUNE 2024

INDIVIDUAL REVIEW OF OPERATIONS

FOR TWELVE MONTHS

ENDED 30 JUNE 2024

Overview

Mediobanca S.p.A. posted a net profit for the twelve months of €1,244m, representing a sharp increase on last year’s performance (30/6/23: €606.5m) following a major contribution from dividends received from the Group Legal Entities (which almost doubled, from €527.3m to €1,041.2m), and strong growth by other revenues (up 8.5% YoY), roughly in line with the rise in costs (up 9.5% YoY); the positive contribution made by writebacks (€5m) and valuations of other financial assets (€12.3m) offset some of the impairment charges taken in respect of equity investments (which accounted for €35.2m).

The twelve months under review saw a recovery in the European M&A market, in 2H in particular, which led to Mediobanca taking part in some of the most important deals, confirming its position as advisor of choice in Italy; commercial activity in private banking was also very positive, with a healthy flow of NNM in the twelve months (30/6/24: €3.5bn, up 44%).

Core revenues net of the dividends from equity investments rose from €860.6m to €934.1m, with the main items performing as follows:

–	Net interest income rose from €333.2m to €401.7m, due mainly to the increased profitability of the proprietary trading portfolio which absorbed the increase in the cost of funding, which, however, was limited as a result of the diversified sources and ALM positioning;

–	Net treasury income declined by 18.8%, from €207.5m to €168.4m, after the result posted by the proprietary trading portfolio reduced by almost half (€58.2m), while client solutions activity was basically stable (€70.6m); and dividends and other income from holdings in funds increased from €28.9m to €39.6m;

–	Net fee and commission income improved, from €319.9m to €364m (up 13.8%), due to a higher contribution from Private Banking (up 19.6%, from €110.6m to €132.3m), from Advisory/M&A (up 19.3%, from €100.1m to €119.4m), and from the Markets Division (up from €11.5m to €31.2m), which offset the reductions posted by Capital Markets (fees down 32.2%, from €43.5m to €29.5m) and Lending business (down 4.8%, from €54.2m to €51.6m).

Review of Operations | 379

Dividends from investments amounted to €1,041.2m, higher than the €527.3m reported last year, with a considerable share due to one-off distributions (CMB Monaco €320m, SelmaBipiemme Leasing €30m), plus a general increase by all the Group Legal Entities.

Operating costs totalled €545.6m (up 9.5% YoY), with the cost/income ratio reducing from 36% to 28% (stable considering only core revenues); the labour cost component accounted for €309.9m (up 7.3% YoY), while administrative expenses totalled €235.7m (up 12.5% YoY).

Customer loans, after provisions of €36.3m were taken last year, reflected writebacks totalling €5m linked primarily to repayments made for certain exposures in the Large Corporate segment, and to the reduction in the stock of overlays as a result of the inflationary pressure abating in certain sectors.

Net writebacks for other financial assets totalled €12.3m (€7m of writedowns last year) due to upward adjustments to holdings in funds of €15.5m (compared with downward adjustments of €4.5m last year), with new provisions in respect of the higher banking book positions totalling €3.2m (€2.5m).

Impairment charges were taken in respect of the Bank’s investment in RAM AI during the twelve months, for a total of €35.2m; the carrying amount for the investment has been aligned to the company’s net equity, net of the new brand value which has been recognized at fair value.

Other income (losses) reflects a positive balance of €0.2m (compared with a €50.4m loss last year), due to the absence of payments to the Single Resolution Fund (versus payments of €35.5m made last year).

Income taxes amounted to €168m and reflect a tax rate of 11.9%, lower than last year (18.2%), due to the higher incidence of dividends subject to a lower tax rate.

On the balance-sheet side, the Bank’s total assets increased from €81.3bn to €87.3bn, on higher treasury assets (which rose from €10.5m to €15.4m), offset by the growth in short-term funding (from €6.6bn to €11.6bn).

AUM/AUA in Private Banking were up 19%, from €19.2bn to €22.9bn (AUM up 6% from €10.3bn to €10.8bn, and AUA up 35%, from €8.9bn to €12bn), with a positive market effect of €137m.

380 | Individual financial statements as at 30 June 2024

The Bank’s capital ratios remain at high levels; the Common Equity Ratio phase-in was 13.22%, higher than last year (12.78%), due to the substantial reduction in RWAs during the twelve months (down €2.4bn, as a result of the increasing selectivity in lending, plus the launch of risk mitigation measures) and the higher net profit delivered, as a result of the increased dividend distribution by the Group Legal Entities to cover the outgoings to shareholders.

Similarly, the Total Capital Ratio rose from 15.6% to 17.0%,

* * *

Earnings and financial data

The profit and loss account and balance sheet have been restated to provide the most accurate reflection of the Bank’s operations. The results are also presented in the format recommended by the Bank of Italy.

RESTATED PROFIT AND LOSS ACCOUNT

			(€m)

	12 mths to 30/6/24	12 mths to 30/6/23	Change (%)
Earnings data
Net interest income	401.7	333.2	20.6%
Net treasury income	168.4	207.5	-18.8%
Net fee and commission income (expense)	364.–	319.9	13.8%
Dividend on investments	1,041.2	527.3	n.m,
Total income	1,975.3	1,387.9	42.3%
Labour costs	(309.9)	(288.8)	7.3%
Administrative expenses	(235.7)	(209.6)	12.5%
Operating costs	(545.6)	(498.4)	9.5%
Loan loss provisions	5.–	(36.3)	n.m.
Provisions for other financial assets	12.3	(7.–)	n.m.
Impairment charges in respect of equity investments	(35.2)	(54.3)	-35.2%
Other income (losses)	0.2	(50.4)	n.m.
Profit before tax	1,412.–	741.5	n.m.
Income tax for the period	(168.–)	(135.–)	24.4%
Profit (loss) for the period	1,244.–	606.5	n.m.

Review of Operations | 381

Key Performance Indicators (KPIs)

	30/6/24	30/6/23	Change (%)
ROTE adj. (1)	20.2%	13.9%	45.3%
Cost / Income ratio (2)	28%	36%	-23.3%
CoR (bps) (3)	(1.–)	9.–	n.m.
DPS (4)	0.56	0.85	-34.1%

(1)	Return On Tangible Equity: obtained as (net income adjusted for extraordinary items) / (average tangible net equity). Tangible net equity obtained as equity net of dividends and intangible assets.

(2)	Cost/income ratio.

(3)	Cost of Risk.

(4)	Dividend Per Share.

RESTATED BALANCE SHEET

		(€m)

Balance-sheet data	30/6/24	30/6/23
Assets
Financial assets held for trading	15,437.9	10,509.4
Net treasury assets	13,949.5	12,790.5
Banking book securities	11,231.6	11,118.7
Customer loans	40,282.–	41,446.9
Equity investments	4,836.2	4,542.9
Tangible and intangible assets	170.8	169.3
Other assets	1,387.3	690.2
Total assets	87,295.3	81,267.9
Liabilities and net equity
Funding	58,292.2	55,893.–
Treasury financial liabilities	11,588.1	6,585.1
Financial liabilities held for trading	9,666.7	10,592.2
Other liabilities	2,637.1	3,041.4
Provisions	79.4	102.8
Shareholders’ equity	3,787.8	4,446.9
Profit (loss) for the period	1,244.–	606.5
Total liabilities and net equity	87,295.3	81,267.9

382 | Individual financial statements as at 30 June 2024

Key Performance Indicators (KPIs)

	30/6/24	30/6/23
CET1 capital	3,879.1	4,056.6
Regulatory capital	4,989.2	4,940.8
RWA (1)	29,334.8	31,738.4
CET1 ratio phase-in (2)	13.22%	12.78%
RWA Density (3)	33.6%	39.1%
Regulatory capital/RWAs	17.01%	15.57%
Leverage ratio (4)	5.3%	6.–%
Gross NPLs / Gross loans ratio (5)	0.1%	0.3%
Net NPLs /net loans ratio (6)	0.04%	0.05%
No. of shares in issue (millions)	832.9	849.3

(1)	Risk Weighted Assets.

(2)	CET1/RWAs.

(3)	RWAs/total assets.

(4)	CET1/total leveraged exposures.

(5)	Gross NPLs/gross loans.

(6)	Net NPLs/net loans.

Review of key items

Funding – Funding increased from €55.9bn to €58.3bn: the material reduction in the T-LTRO (from €5.6bn to €1.3bn) was offset by the rise in funding from debt securities (from €20bn to €24.1bn). Wealth Management deposits also increased, from €23.8bn to €25.4bn, despite the intensive client conversion activity in favour of AUA, as did funding obtained through the interbank channel (from €6.5bn to €7.5bn).

	30/6/24		30/6/23
	(€ m)%		(€ m)%		Change (%)
Debt securities	24,076.9	41%	20,025.7	36%	20.2%
Interbank funding	7,510.6	13%	6,458.–	11%	16.3%
ECB (T-LTRO/LTRO)	1,313.2	2%	5,586.2	10%	-76.5%
Other funding	25,391.5	44%	23,823.1	43%	6.6%
- of which: intercompany MB Premier	16,833.–	29%	17,407.8	31%	-3.3%
- of which private banking	5,989.–	10%	5,247.–	9%	14.1%
Total funding	58,292.2	100%	55,893.–	100%	4.3%

Loans and advances to customers – customer loans decreased by €1.1bn, or 2.8% (from €41.4bn to €40.3bn), in all areas: loans to Group Legal Entities (down from €26.3bn to €25.7bn), corporate loans (down from €13.6bn to €13.2bn), and loans in Private Banking (down from €1.5bn to €1.4bn).

Review of Operations | 383

	30/6/24		30/6/23
	(€m)%		(€m)%		Change (%)
Corporate clients	13,192.7	33%	13,591.5	33%	-2.9%
Private Banking clients	1,390.5	3%	1,507.9	3%	-7.8%
Group Legal Entities	25,698.8	64%	26,347.5	64%	-2.5%
Total loans and advances to customers	40,282.–	100%	41,446.9	100%	-2.8%
– of which: non-performing	15.1		18.9		-20.–%

	30/6/24		30/6/23
	(€m)%		(€m)%		Change (%)
Italy	8,850.–	61%	9,489.5	63%	-6.7%
France	1,904.9	13%	2,132.5	14%	-10.7%
Spain	1,445.7	10%	1,351.3	9%	7.–%
Germany	1,576.9	11%	751.9	5%	n.m.
UK	500.1	3%	500.–	3%	n.m.
Other non-resident	305.6	2%	874.2	6%	-65.–%
Total loans and advances to customers	14,583.2	100%	15,099.4	100%	-3.4%

	30/6/24		30/6/23
	(€m)%		(€m)%		Change (%)
Compass Banca	8,160.1	32%	8,114.6	31%	0.6%
MB Premier	12,318.6	48%	12,672.6	48%	-2.8%
CMB	1,882.8	7%	1,631.6	6%	15.4%
Mediobanca International	1,842.5	7%	2,096.7	8%	-12.1%
Others	1,494.9	6%	1,832.1	7%	-18.4%
Total loans and advances to Group Legal Entities	25,698.8	100%	26,347.5	100%	-2.5%

Gross non-performing loans fell from €118.3m to €26.2m, following the disposal of a couple of single-name Large Corporate positions (one of which had been classified among bad loans), causing the gross NPL ratio to decrease to 0.1% (0.8%); while net NPLs fell from €18.9m to €15.1m, with the share of total loans decreasing to virtually nil (0.1% last year), despite the reduction in the coverage ratio which stood at 42.3% (84%) following the release of the provisioning for the disposals referred to above. Gross bad loans totalled €6.6m (€62.4m) and refer to a single exposure in the Private Banking area.

The net balance of positions classified as Stage 2 decreased from €173.4m to €159.7m (stable at 0.4% of total net customer loans), principally due to Large Corporate activity (down from €157.3m to €149.4m), reflecting the repayments plus one exposure being reclassified as Stage 3. The lower risk level is reflected in the reduction in the performing loan coverage ratio (which decreased from 0.15% to 0.12%), which in turn drove a reduction in overlays (from €23.1m to €15.1m).

384 | Individual financial statements as at 30 June 2024

Investment holdings – this item includes controlling interests and investments in associates, plus any equity instruments issued by Group Legal Entities, shares held as part of the banking book (FVOCI) and holdings in funds, which, under IFRS 9, must be recognized at fair value through profit and loss.

				(€m)

	30/6/24		30/6/23
	Book value	HTC&S reserve	Book value	HTC&S reserve
Controlling interests and investments in associates	3,771.5	n.m.	3,528.5	n.m.
Listed equities	127.5	68.5	115.1	56.8
Unlisted equities	128.–	82.3	125.1	90.1
Other equity-like instruments	258.–	(6.2)	244.3	(19.7)
Seed capital	274.3	—	283.7	—
Holdings in private equity funds	177.4	—	138.2	—
Holdings in other funds	99.5	—	108.–	—
Total equity investments	4,836.2	144.6	4,542.9	127.2

Investments in associated companies increased from €1,185.5m to €1,219.9m, to take account of the new Assicurazioni Generali shares (1,628,150, equal to 0.106% of the share capital) deriving from MB INVAG S.r.l. being merged into Mediobanca, plus the investment in MB SpeedUp (€1.8m), the joint venture set up in conjunction with Founders Factory, company builder and early-stage investor based in London; while the other investments were unchanged, as follows:

–	Istituto Europeo di Oncologia (25.4% of the ordinary share capital), carried at a book value of €39m;

–	Finanziaria Gruppo Bisazza S.r.l. (22.67%) carried at a book value of €6.9m; and

–	CLI Holdings II Limited, carried at a book value of €43.3m.

The book value of the investments in the Group Legal Entities increased from €2,343m to €2,556.9m: reflecting, on the one hand, the exit of MB INVAG S.r.l (€15.4m) and the impairment charges taken in respect of RAM AI (€35.2m) to reflect the brand fair value revision, and, on the other, the acquisition of Arma Partners LLP (€259.7m), the UK-based partnership specializing in independent financial advisory services, and European leader in the Digital Economy sector.

Equities (listed and unlisted) and equity-like instruments increased from €484.6m to €513.5m, with new investments of approx. €12m, further redemption of the Burgo equity-like instrument (€12m), and the portfolio’s valuation being adjusted to reflect fair value resulting in a €29m adjustment.

Review of Operations | 385

Investments in funds increased from €529.9m to €551.2m; approx. €274.3m (€283.7m) of these concerned assets managed by the Group (seed capital), which declined following sales of €30m and adjustments to reflect fair value at the year-end (€18m); the other holdings in funds (chiefly private equity) totalled €276.9m (€246.2m), on new investments of €33.9m and downward adjustments totalling €1.8m.

	% of share capital	30/6/24	30/6/23
Associates
Assicurazioni Generali	13.11	1,123.7	1,096.3
Istituto Europeo di Oncologia	25.37	39.–	39.–
Bisazza	22.67	6.9	6.9
CLI Holdings	24.09	43.3	43.3
MB SpeedUp	50.–	1.7
Total associates		1,214.6	1,185.5
Total Group Legal Entities		2,556.9	2,343.–
Total equity investments		3,771.5	3,528.5

Banking book debt securities – this item includes both securities recognized at cost (Hold to collect – HTC) and securities recognized at FVOCI (Hold to Collect and Sell – HTC&S), as well as debt securities which have not passed the SPPI test required by IFRS 9, and so must be recognized at FVPL.

	30/6/24		30/6/23
	(€m)%		(€m)%
Hold to Collect	4,441.4	39.5%	5,316.7	47.8%
Hold to Collect & Sell	6,649.5	59.2%	5,801.1	52.2%
Financial assets recognized at fair value	140.4	1.3%	—	—
Other (mandatorily recognized at fair value)	0.3	—	0.9	—
Total banking book debt securities	11,231.6	100%	11,118.7	100%

This heading totalled €11.2bn, split between Hold to Collect (€4.4bn) and Hold to Collect & Sell (€6.6bn).

The favourable market trend improved the OCI reserve, reducing the deficit from €73.2m to €9.2m (on gains of €21.9m), with the corporate and financial segment passing from a negative balance of €30.6m to a positive balance of €11m; while the unrealized losses on Hold to Collect securities declined to €27.8m (€89.4m).

Approx. 73% of the banking book is made up of sovereign debt (€8.1bn), split between HTC (€2.5bn) and HTC&S (€5.6bn) with a very short duration (approx. 2 years); the share accounted for by Italian government securities totals €5bn (approx. 50% of the entire portfolio, with a duration of approx. 2 years).

386 | Individual financial statements as at 30 June 2024

	30/6/24			30/6/23
	Book value			Book value
	HTC	HTC&S	OCI reserve	HTC	HTC&S	OCI reserve
Italian government securities	1,641.4	3,405.3	(16.5)	1,767.3	3,020.–	(35.–)
Other government securities	847.5	2,246.5	(3.7)	1,012.3	1,528.3	(7.7)
Financial bonds	1,872.4	784.–	10.2	2,433.3	1,016.3	(18.8)
- of which Consumer Finance ABS	742.6	78.6	(0.3)	1,282.1	186.6	(2.4)
Corporate bonds	80.–	213.6	0.8	103.8	236.5	(11.8)
Total banking book debt securities	4,441.3	6,649.4	(9.2)	5,316.7	5,801.1	(73.2)

Net treasury assets – these totalled €8.1bn, higher than last year (€6.1bn) despite the T-LTRO repayment (€4.3bn). The growth in equity and bond investments (from €6.6bn to €12.2bn) in order to take advantage of market opportunities was covered by repo and secured finance transactions totalling €9.7bn (€5.8bn).

	30/6/24	30/6/23	Change (%)
	(€m)	(€m)%
Financial assets held for trading	15,437.9	10,509.4	46.9%
Net treasury assets	13,949.5	12,790.5	9.1%
Financial liabilities held for trading	(9,666.7)	(10,592.2)	-8.7%
Treasury financial liabilities	(11,588.1)	(6,585.1)	76.–%
Total net treasury assets	8,132.6	6,122.6	32.8%

	30/6/24	30/6/23	Change (%)
	(€m)	(€m)%
Loan trading	255.9	4.1	n.m.
Derivatives valuations	(85.8)	(271.1)	-68%
Certificates	(1,722.3)	(2,285.–)	-25%
Equities	3,877.5	1,144.4	n.m.
Bonds	3,445.9	1,324.8	n.m.
Financial instruments held for trading	5,771.2	(82.8)	n.m.

	30/6/24	30/6/23	Change (%)
	(€m)	(€m)%
Cash and current account balances	512.4	488.2	5%
Liquid assets on deposit with ECB	2,376.4	3,273.8	-27%
Deposits	(527.4)	2,443.4	n,m,
Net sources and applications of funds	2,361.4	6,205.4	-61.9%

Review of Operations | 387

	30/6/24		30/6/23
	(€m)		(€m)
	Assets	Liabilities	Assets	Liabilities
Italian government bonds	5,218.2	(3,998.3)	1,999.4	(1,925.2)
Foreign government bonds	1,360.4	(734.2)	1,263.6	(2,120.8)
Bond issued by financial institutions	1,417.5	(168.1)	1,844.–	(44.–)
Corporate bonds	136.4	(1.–)	110.–	—
Asset Backet Securities (ABS)	214.9	—	198.1	—
Equities	3,926.8	(49.2)	1,184.6	(40.1)
Total securities	12,274.2	(4,950.8)	6,599.7	(4,130.1)

	30/6/24		30/6/23
	(€m)		(€m)
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	572.3	658.4	1,631.2	(1,756.–)
Foreign exchange	309.–	263.3	374.6	(297.7)
Interest rate options/futures	12.1	47.4	7.8	(23.6)
Equity swaps and options	1,784.4	1,787.1	1,727.2	(1,873.9)
Credit derivatives	212.5	220.–	152.5	(213.2)
Derivatives valuations	2,890.2	2,976.–	3,893.3	(4,164.4)

	30/6/24		30/6/23
	(€m)		(€m)
	Assets	Liabilities	Assets	Liabilities
Deposits for securities lending(repos	5,197.–	(9,227.–)	3,016.9	(3,706.–)
Deposits for stock lending	178.–	(465.–)	432.4	(172.9)
Other deposits	5,685.7	(1,896.1)	5,579.2	(2,706.2)
Deposits	11,060.7	(11,588.1)	9,028.5	(6,585.1)

Tangible and intangible assets – this item stood at €170.8m, basically unchanged compared to last year (€169.3m), after depreciation and amortization charges totalling €9.7m, against new investments in other tangible assets (furniture and equipment).

	30/6/24		30/6/23
	(€m)%		(€m)%		Change (%)
Land and property	125.5	74%	128.5	75%	-2%
- of which: core	86.4	51%	85.5	51%	1%
Value in use of properties under IFRS 16	15.8	9%	19.6	12%	-19%
Other tangible assets	16.–	9%	11.1	7%	44%
- of which value in use under IFRS 16	6.–	4%	4.1	2%	47%
Other intangible assets	29.4	17%	29.7	18%	-1%
- of which: goodwill	12.5	7%	12.5	7%	n.m.
- of which: brands	15.5	9%	15.5	9%	n.m.
Total tangible and intangible assets	170.8	100%	169.3	100%	1%

388 | Individual financial statements as at 30 June 2024

A list of the Bank’s core properties is provided below:

	squ.m	Book value (€m)	30/6/24 Book value per squ.m (€’000)
Milan:
– Piazzetta Enrico Cuccia 1	9,318	16.–	1.7
– Via Filodrammatici 1, 3, 5, 7 - Piazzetta Bossi 1 - Piazza Paolo Ferrari 6	13,390	61.9	4.6
– Foro Buonaparte 10	2,926	8.9	3.–
Total core properties	25,634	86.8

Provisions for liabilities – these amounted to €79.4m, lower than last year (€102.8m) due to the reduction in provisions for commitments to disburse loans and guarantees issued (down from €30.4m to €22.8m). Other provisions for risks and charges totalled €51.8m, lower than last year (€67.3m), following reversals and withdrawals totalling €18m, in part offset by €2.7m in new provisions. The portion of the statutory end-of-service payment declined from €5.1m to €4.8m

	30/6/24		30/6/23
	(€m)%		(€m)%		Change (%)
Commitments and guarantees issued	22.8	29%	30.4	30%	-25.–%
Other provisions and charges	51.8	65%	67.3	65%	-23.–%
Provision for statutory end-of service payments	4.8	6%	5.1	5%	-6.1%
of which: discounting of end-of-service provision	(0.3)	—	(0.3)	—	-6.3%
Total, provisions for liabilities	79.4	100%	102.8	100%	-22.7%

Net equity – net equity totalled €5,031.8m (€5,053.4m), with most of the profit for the twelve months accounted for by payment of the dividend (2023 share: €713.4m; 2024 share: €421.2m.

The share capital stands at €444.5m, the slight increase compared to last year (€444.2m), reflecting as usual the issue of new shares for use in connection with the performance share scheme. As at 30 June 2024 the number of treasury shares held by the Bank had fallen to 6,299,458, after the uses made during the period (2,155,471 shares). The shares acquired as part of the share buyback scheme approved by shareholders at the Annual General Meeting held on 28 October 2023 (17,000,000 shares worth €198m) were cancelled in June 2024.

Review of Operations | 389

			(€m)

	30/6/24	30/6/23	Change (%)
Share capital	444.5	444.2	0.1%
Other reserves	3,675.6	3,943.5	-6.8%
Interim dividend	(421.2)
Valuation reserves	89-	59.2	50.3%
- of which: Other Comprehensive Income reserve	112.–	57.4	n.m.
of which: cash flow hedge reserve	1.8	—	n.m.
Profit for the period	1,244.–	606.5	n.m.
Total net equity	5,031.8	5,053.4	-0.4%

The OCI reserve is in positive territory at €112m, and higher than last year (€57.4m); by component, the equity reserve stood at €144.7m (€127.3m), following positive valuations adding €29m in part offset by the reduction in redemptions (€12m); while the bond reserve closed in negative territory, at €9.2m, but still recovering compared to last year (minus €73.2m): the reduction in spreads related to the short duration of the debt securities led to a gradual recovery in the fair value of the securities held in the portfolio.

			(€m)

	30/6/24	30/6/23	Change (%)
Equities	144.7	127.3	13.7%
Bonds	(9.2)	(73.2)	-87.4%
of which: Italian government securities	(16.5)	(35.–)	-53.7%
Tax effect	(23.5)	3.4	n.m.
Total OCI reserve	112.–	57.4	1.–

Profit and loss account

Net interest income – net interest income totalled €401.7m, up 20.6% on last year (€333.2m). The increase in sovereign debt securities facilitated the redeployment of the liquidity from the securities portfolio, both the banking book (up 45% YoY, contributing €399m) and the trading book (up 27% YoY, contributing €89m). The ALM position being favourable to the rise in interest rates also impacted positively, by keeping the anticipated increase in the cost of funding below that of the assets, helped also in this respect by the Wealth Management Component and the good diversification of funding sources.

390 | Individual financial statements as at 30 June 2024

			(€m)

	30/6/24	30/6/23	Change (%)
Interest income	2,806.7	1,734.4	61.8%
Interest expense	(2,405.–)	(1,401.2)	71.6%
Net interest income	401.7	333.2	20.6%

Net treasury income – was down 18.8% (from €207.5m to €168.4m), primarily as a result of the performance in trading, the contribution from which fell from €62.1m to €19.5m) on a resilient performance from the banking book (which declined from €47.1m to €38.7m) including gains of €10m on disposals; client trading was largely stable (at €70.6m) due to a good performance in fixed-income trading (up from €13m to €20.8m), despite the increased contribution to net interest income, and absorbed the slowdown in equity trading (from €55.6m to €46.7m); dividends and other income from holdings in funds increased from €28.9m to €39.6m.

			(€m)

	30/6/24	30/6/23	Change (%)
Dividends	31.6	28.9	37.–%
Profit (loss) from fixed-income trading	74	98.2	-24.6%
Profit (loss) from equities trading	54.8	80.4	-31.8%
Total net trading income	168.4	207.5	-18.8%

Net fee and commission income – totalled €364m, improving further on last year’s excellent result (up 13.8%, from €319.9m). Private Banking fees totalled €132.3m, up 19.6% YoY, on management fees of €71m (up 7.6%), upfront fees of €54m (up 28.6%), and performance fees which recovered to €3.1m. Advisory M&A fees totalled €119.4m, up 19.3% (with an equivalent increase in Mid Corporate fees, which rose from €25m to €35m), and fees from Markets, sales and other income increased from €11.5m to €31.2m, offsetting the reductions in Capital Markets (fees down 32.2%, from €43.5m to €29.5m, due to the weak ECM market) and Lending (down 4.8%, from €54.2m to €51.6m, due to the reduced demand for structured finance).

			(€m)

	12 mths to 30/6/24	12 mths to 30/6/23	Change (%)
Lending fees	51.6	54.2	-4.8%
Advisory M&A fees	119.4	100.1	19.3%
Capital Market fees	29.5	43.5	-32.2%
Private Banking fees	132.3	110.6	19.6%
of which: performance fees	3.1	0.7	n.m.
Markets, sales and other fee income	31.2	11.5	n.m.
Net fee and commission income	364.–	319.9	13.8%

Review of Operations | 391

Dividends and other income – totalled €1,041.2m, higher than last year (€527.3m), because of the one-off distributions received in the twelve months from CMB Monaco (€320m, due to the tax relief on reserves approved last year) and SelmaBipiemme Leasing (30m). The ordinary share was increased by the good results posted by the Group Legal Entities and associate companies, and driven by the need to make up the dividends distributed by Mediobanca S.p.A. itself. In detail, the contribution for the twelve months (€691m) regards Compass (up from €275m to €330m), Assicurazioni Generali (up from €235m to €262m), plus the first distributions made by MB Premier (€33m), Mediobanca International (€18m), Arma Partners (€13m), MBFACTA (€11m), Mediobanca SGR (€8m), Messier & Associés (€4m), and other minor companies (€12m).

Operating costs – operating costs rose by 9.5%, from €498.4m to €545.6m, with the cost/income ratio declining from 36% to 28% (considering only core revenues). Labour costs were up 7.3% (from €288.8m to €309.9m), reflecting the collective contract renewal and the increase in headcount (which drove up fixed costs), plus the increase in the variable remuneration in relation to the Bank’s good performance. Administrative costs also rose, by 12.5% (from €209.6m to €235.7m, as a result of the increases due to project activities, IT investments, and higher data processing and info-provider costs.

			(€m)

	12 mths to 30/6/24	12 mths to 30/6/23	Change (%)
Labour costs	309.9	288.8	7.3%
of which: Directors	4.9	4.7	5.3%
Stock option and performance share schemes	12.3	11.3	8.6%
Operating costs and sundry other expenses	235.7	209.6	12.4%
of which: Amortization	10.4	9.6	8.8%
Administrative expenses	225.2	200.3	12.4%
Operating costs	545.6	498.4	9.5%

392 | Individual financial statements as at 30 June 2024

The following table provides a breakdown of other administrative expenses by type:

			(€ milioni)

	12 mths to 30/6/24	12 mths to 30/6/23	Change (%)
Legal, tax and other professional expenses	12.2	11.5	6.1%
Other consultancy costs	29.–	24.–	20.8%
Marketing and communication	7.3	5.6	30.4%
Property rental and maintenance	5.6	4.9	14.3%
Data processing	93.8	87.–	7.8%
Info-providers	30.9	27.8	11.2%
Bank services and collection and payment commissions	1.2	1.4	-14.3%
Operating expenses	7.5	6.9	8.7%
Other labour costs	7.4	5.8	27.6%
Other costs	21.4	19.6	9.2%
Indirect and direct taxes (net of withholding tax)	8.9	5.8	53.4%
Total administrative expenses	225.2	200.3	12.4%

Loan loss provisions – net writebacks of €5m were credited for the twelve months, compared with writedowns of €36.3m last year, due to the lower provisioning as a result of the reduction in volumes and improvement in the credit quality of the performing loan book. The balance was also helped by the reduction in overlays (from €23.1m to €15.1m) as the inflationary pressure in certain sectors had less of an impact.

Provisions for other financial assets – net writebacks of €12.3m were credited for the twelve months compared with writedowns of €7m last year, reflecting the positive valuations of financial assets mandatorily recognized at fair value (investments in Group funds and other private equity and real estate funds) totalling €15.5m (compared with writedowns of €4.4m) and the increase in provisioning for banking book activity (€3.2m, vs €2.4m).

			(€m)

	12 mths to 30/6/24	12 mths to 30/6/23	Change (%)
Hold-to-Collect portfolio	(1.2)	(3.3)	-63.6%
Hold-to-Collect & Sell portfolio	(2.–)	0.7	n.m.
Other	15.5	(4.4)	n.m.
Provisions/writebacks for other financial assets	12.3	(7.–)	n.m.

Impairment charges for equity investments – totalled €35.2m and were attributable to RAM, due to the revision of the carrying amount which reflects a fair value for the RAM brand calculated based on the single-year budget rather than on projections across several years.

Review of Operations | 393

Other gains (losses) – this heading reflects a net gain of €0.2m (versus a €50.4m net loss last year), representing the balance between:

–	€3.9m in costs attributable to the payments to the resolution funds, which, compared to last year (€36.2m), includes only the adjustment payable in relation to the to the Single Resolution Fund (€2.6m) following the restatement requested for previous years’ payments, plus the €1.3m payment to the Deposit Guarantee Scheme, which includes the final instalment (actually paid at the start of July 2024);

–	Higher IT costs (€6.8m), due to the extra amortization charges for software owned by MIS as a result of the reduction in its estimated useful life;

–	Extraordinary income (€10.9m) linked to the release of provisions (€7.8m) following the successful conclusion of certain legal/tax disputes, plus the effects of the Messier & Associés acquisition, which after five years entailed an amount of €2.9m being collected.

Income tax – this heading totalled €168m (€135m, including €19.2m in tax relief on the CMB Monaco reserves pursuant to the 2023 Budget Law art. 1, paragraphs from 87 to 95, L. 197/2002), with a tax rate of 11.9% (18.2%; 15.6% normalized).

* * *

Significant events in the twelve months include the following:

–	Acquisition of a controlling interest in UK-based partnership Arma Partners LLP, an independent financial advisory firm which is a European leader in the Digital Economy sector; the company is part of the Banking Group and is consolidated on a line-by-line basis;

–	Launch of MB SpeedUp, a joint venture set up in conjunction with London-based company builder and early-stage investor Founders Factory, which will facilitate the promotion of, and investment in, fintech companies;

–	Mediobanca has been recorded in the List of BTP Specialists instituted by the Italian Ministry for the Economy and Finance with effect from 1 June 2024, meaning the Bank is now accredited as a primary dealer; this initiative, in line with the Strategic Plan drivers based on strengthening in low-capital absorption activities and expanding Mediobanca’s product offering versus institutional clients in the fixed-income space, confirms the Bank’s leading role in Markets activities within both the Italian and international panoramas;

394 | Individual financial statements as at 30 June 2024

–	Admission of Mediobanca to the co-operative compliance programme instituted by the Italian revenue authority under Title III of Italian Legislative Decree no. No. 128 of 5 August 2015, as amended by Italian Legislative Decree no. 221/2023, effective from the tax period ended on 30 June 2023; under the terms of the programme, the Bank is required to put in place an effective system for recording, measuring, managing and controlling tax risk (the “Tax Control Framework”), in line with the Tax Conduct Principles adopted by the Board of Directors.

At the Annual General Meeting held on 28 October 2023, the shareholders of Mediobanca adopted several important resolutions in respect of various initiatives related to the 2023-26 Strategic Plan, in particular as follows:

–	Long-Term Incentive (LTI) Plan for senior and strategic Group staff, to be allocated upon financial and non-financial objectives being met;

–	Employee Share Ownership and Coinvestment Plan 2023-26 (“ESOP 2023-26”) for Mediobanca Group Staff who have decided to acquire Mediobanca shares on a voluntary basis and on favourable terms; participants in the scheme will receive additional shares free of charge upon the Plan targets being achieved; The subscription phase was completed in December 2023, with approx. 28% of in-scope staff taking part (for a total of 415,600 share);

–	The first share buyback programme, involving a total of 17,000,000 shares (equal to 2% of the share capital) for an outlay of €198m(1) which were cancelled on 11 June 2024;

–	Amendment to the Articles of Association to provide for the possibility of paying interim dividends, the first of which was paid on 22 May 2024 in an amount of €421.2m based on results for the six months ended 2023 (corresponding to a dividend per share of €0.51).

* * *

Related party disclosure

Financial accounts outstanding as at 30 June 2024 between companies forming part of the Mediobanca Group and related parties, and transactions undertaken between such parties during the financial year, are illustrated in Part H of the Notes to the Accounts, along with all the information required in terms of transparency pursuant to Consob resolution no. 17221 issued on 12 March 2010 (amended most recently by resolution no. 21264 of 10 December 2020).

(1)	In accordance with the regulations on transparency in force, the individual trades were disclosed on a monthly basis starting from the month after the one when the Programme was launched, and are published on the Mediobanca website. The purchases were made exclusively on regulated markets.

Review of Operations | 395

All such accounts form part of Group companies’ ordinary operations, are maintained on an arm’s length basis, and are entered into solely in the interests of the companies concerned. No atypical or irregular transactions have been entered into with such counterparties.

Other information

As part of the Bank’s securities transactions on behalf of customers, a total of 30 million Mediobanca shares were bought and sold for a value of €364.1m.

The information on corporate governance and ownership structures pursuant to Article 123-bis of Legislative Decree No. 58/98 is included in the Report on Corporate Governance, attached hereto and available on the Bank’s website (Governance section).

The assets for which monetary revaluations were made, as recognized in the financial statements, are detailed in Table A.

Further information on research and analysis can be found on p. 81 of the consolidated report.

Section 10, Liabilities also contains information regarding the most significant pending legal proceedings and tax disputes

Outlook

Mediobanca, in line with the objectives contained in its 2023-26 Strategic Plan, confirms its capability to deliver growth in revenues from capital-light businesses, at a cost of risk which is expected to remain low; substantial investments in technology and staff will continue to be made, some of which to support the expansion of Mid Corporate activity. The Bank’s capital solidity, and the Group Legal Entities’ distribution capabilities, will enable the shareholder remuneration to be absorbed, with the cash payout ratio confirmed at 70% (interim dividend payable in May 2025, balance payable in November 2025), and a new share buyback scheme to be implemented.

Milan, 19 September 2024

The Board of Directors

396 | Individual financial statements as at 30 June 2024

Financial year ended 30 June 2024: proposal to approve financial statements and allocation of profit

Dear shareholders,

The net profit for the year was € 1,243,992,400.81 to be allocated as follows:

€ 69,135.00	To the Legal reserve, which accordingly would amount € 88,903,028.50, or 20% of the Bank’s share capital;

€ 124,330,105.08	To the Statutory reserve;

€ 320,000,000.00	To the Unavailable reserve (2023 Budget Law – art. 1, paragraphs from 87 to 95, L. 197/2022);

€ 16,288,256.97	To the Non-distributable reserve (Art. 6 D.Lgs. 28/02/05 n. 38).

€ 783,304,903.76	Profit remaining

We therefore propose to distribute a €1.07 dividend on each of the shares entitling their holders to such rights, composed as such: gross €0.51 as interim dividend referred to the 12 months ended 30 June 2024, to be paid on the 22nd May 2024 (for an amount of €421,150,316.34); gross €0.56, as difference, on the number of shares entitling this right (as of today, no. 828,654,655), for an amount of €464,046,606.80, considering €101,892,019.38 to be taken from the Statutory Reserve, as shown in the table below.

It is to be noted that the unit amount of the dividend will remain unchanged also in case the Bank owning, at the record date, a different amount of treasury shares. In this case, the total amount of the distributed profit would be reduced accordingly, with the difference taken to the Statutory Reserve.

Review of Operations | 397

Accordingly, you are invited to approve the financial statements for the year ended 30 June 2024, including the balance sheet, profit and loss account and accompanying schedules, plus the following profit allocation:

Net profit for the year	€1,243,992,400.81
To the Legal Reserve	€69,135.00
To the Statutory Reserve	€124,330,105.08
To the Unavailable reserve (2023 Budget Law – art. 1, paragraphs from 87 to 95, L. 197/2022)	€320,000,000.00
To the Non-distributable reserve (Art. 6 D.Lgs. 28/02/05 n. 38).	€16,288,256.97
Remaining profit	€783,304,903.76
From the Statutory Reserve	€101,892,019.38
Total dividend	€885,196,923.14
Interim dividend of €0.51 to no. 825,784,934 of shares	€421,150,316.34
Final dividend of €0.56 to no. 828,654,655 of shares	€464,046,606.80

The final dividend will be paid on 20 November 2024, with the shares going ex-rights on 18 November 2024

Milan, 19 September 2024

The Board of Directors

398 | Individual financial statements as at 30 June 2024

DECLARATION BY FINANCIAL REPORTING OFFICER

DECLARATION CONCERNING THE FINANCIAL STATEMENTS

pursuant to Article 81-ter of CONSOB Regulation No. 11971 of 14 May 1999, as amended

1.	The undersigned Alberto Nagel and Emanuele Flappini, in their respective capacities as Chief Executive Officer and Head of Company Financial Reporting of Mediobanca, hereby, and in view inter alia of the provisions contained in Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree No. 58 of 24 February 1998, declare that the administrative and accounting procedures used in the preparation of the financial statements:

–	Were adequate in view of the company’s characteristics; and

–	Were effectively adopted during the period from 1 July 2023 to 30 June 2024.

2.	Assessment of the adequacy of said administrative and accounting procedures for the preparation of the financial statements at 30 June 2024 was based on a model defined by Mediobanca in accordance with benchmark standards for internal control systems which are widely accepted at international level (CoSO and CobiT frameworks).

3.	It is further hereby declared that

3.1 The financial statements:

–	Were drawn up in accordance with the International Financial Reporting Standards adopted by the European Union pursuant to Regulation (EC) 1606/2002 issued by the European Parliament and Council on 19 July 2002;

–	Correspond to the data recorded in the company’s books and accounting ledgers;

–	Are adequate for the purpose of providing a true and fair view of the capital, earnings and financial situation of the issuer.

3.2	The review of operations includes a reliable analysis of the performance and operating result and position of Mediobanca, together with a description of the main risks and uncertainties to which it is exposed

Milan, 19 September 2024

Chief Executive Officer	Head of Company
Financial Reporting

Alberto Nagel	Emanuele Flappini

400 | Individual financial statements as at 30 June 2024

EXTERNAL AUDITORS’

REPORT

Mediobanca S.p.A.

Financial st at ement s as at 30 J une 2024

Independent audit or’s report pursuant t o art icle 14 of Legislat ive Decree n. 39, dat ed 27 January 2010, and art icle 10 of EU Regulat ion n. 537/ 2014

(Translat ion from the original It alian text)

EY S.p.A. Via Meravigli, 12 20123 Milano	Tel: +39 02 722121 Fax: +39 02 722122037 ey.com

Independent auditor’s report pursuant to article 14 of Legislative Decree no. 39/ 2010 and art icle 10 of Regulation (EU) no. 537/2014

(Translation from the original Italian text)

To the Shareholders of

Mediobanca S.p.A.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of the Mediobanca S.p.A. (the “Bank” ), which comprise the balance sheet as at 30 June 2024, the income statement, statement of comprehensive income, the statement of changes to net equity and cash flows statement for the year then ended, and notes to the accounts, including material accounting policy information.

In our opinion, the financial statements give a true and fair view of the financial position of the Bank as at 30 June 2024, of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with the regulations issued for implementing article 9 of Legislative Decree n.38, dated 28 February 2005 and article 43 of Legislative Decree n. 136, dated 18 August 2015.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISA Italia). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank in accordance with the regulations and standards on ethics and independence applicable to audits of financial statements under Italian Laws. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We identified the following key audit matters:

EY S.p.A.

Sede Legale: Via Meravigli, 12 – 20123 Milano

Sede Secondaria: Via Lombardia, 31 – 00187 Roma

Capitale Sociale Euro 2.975.000 i.v.

Iscritta alla S.O. del Registro delle Imprese presso la CCIAA di Milano Monza Brianza Lodi

Codice fiscale e numero di iscrizione 00434000584 - numero R.E.A. di Milano 606158 - P.IVA 00891231003

Iscritta al Registro Revisori Legali al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998

A member firm of Ernst & Young Global Limited

Key Audit Matters	Audit Response

Classification and measurement of loans to customers represented by loans measured at amortised cost

Loans to customers (loans) recorded amongst financial assets measured at amortised cost, included in line item 40. b) of the balance sheet, amount to Euro 20.179 million as at 30 June 2024, and represent approximately 23% of total assets. The composition of such loans is included in tables 4.2 and 4.3 in Part B, section 4, of the notes to the accounts.

Net impairment losses for credit risk on the loans to customers (loans) measured at amortised cost are included in line item 130. a) of the income statement; the composition of such net impairment losses is included in table 8.1 in Part C, section 8, of the notes to the accounts.

The disclosures regarding the changes in the credit quality of the loans to customers (loans), the classification and measurement criteria adopted and the related income statement effects are provided in Part A – Accounting policies, in Part B – Notes to the balance sheet, in Part C – Notes to the income statement and in Part E Information on risks and related hedging policies of the notes to the accounts.

The classification in the appropriate risk staging and measurement of the loans to customers (loans) measured at amortised cost are both relevant for the audit because the amount of loans is significant to the financial statements as a whole and because the amount of the related impairment losses is determined by the directors through the use of estimates that have a high degree of complexity and subjectivity.

For classification purposes of the loans to customers (loans), the directors carry out analyses, which involve using internally developed models, as well as subjective elements, in order to identify exposures that show evidence of a significant increase in credit risk since the date of initial recognition or specifically identified impairment. The processes for the classification of such loans considers both

In relation to this aspect, our audit procedures, which were performed also with the support of our risk management and information technology specialists, included amongst others:

●     an understanding of the policies, processes and controls applied by the Bank in relation to the classification and measurement of loans to customers (loans);

●     an assessment of the configuration and implementation of key controls, including those relating to the relevant IT applications, and the execution of tests of controls in order to assess their operational effectiveness;

●     an understanding of the methodology used in relation to the statistical evaluations and the reasonableness of the hypotheses adopted as well as the execution of tests of controls and substantive procedures aimed at verifying the accuracy of the determination of the relevant parameters for the purposes of determining the impairment losses;

●     an analysis of the changes in the composition of loans to customers (loans) compared to the previous year and a discussion of the results with management;

●     performing substantive procedures in order to verify, on a sample basis, the correct classification and measurement of credit exposures;

●     an assessment of the adequacy of the disclosures provided in the notes to the accounts.

2

●     internal information about the historical performance of exposures and external information about the referenced sector.

Measuring loans to customers (loans) is a complex activity, in respect of which the directors make estimates with a high degree of uncertainty and subjectivity that consider many quantitative and qualitative factors, including historical collections, expected cash flows and related estimates on collection timing, an assessment of any guarantees, the impact of macroeconomic variables and future scenarios and risks of the sectors in which the Bank’s customers operate.

Moreover, the classification and measurement processes of the loans to customers (loans) involve considering specific factors aimed at reflecting the current uncertainty on the evolution of the macroeconomic scenario and inflation dynamics.

Measurement of financial instruments not quoted in active markets and measured at fair value at on a recurring basis

As at 30 June 2024 financial instruments measured at fair value on a recurring basis, classified in level 2 and level 3 of the fair value hierarchy as established by the relevant international accounting standard, amount to a total asset balance of Euro 5.530 million and a total liability balance of Euro 9.494 million. The composition of financial instruments measured at fair value on a recurring basis, classified in level 2 and level 3 of the fair value hierarchy, is included in table A.4.5.1, Part A of the notes to the accounts.

The disclosures on the classification and measurement of financial instruments measured at fair value on a recurring basis, classified in level 2 and level 3 of the fair value hierarchy are provided in Part A - Accounting policies, in Part B – Notes to the balance sheet, in Part C – Notes to the sheet, in Part C – Notes to the income statement and in Part E - Information on risks and related hedging policies of the notes to the accounts.

In relation to this aspect, our audit procedures, which were performed also with the support of our risk management and information technology specialists, included amongst others:

●     an understanding of the policies, processes and controls applied by the Bank in relation to the classification and measurement of financial instruments measured at fair value on a recurring basis within the level 2 and level 3 fair value hierarchy categories;

●     an assessment of the configuration and implementation of key controls, including those relating to the relevant IT applications, and the execution of tests of controls in order to assess their operational effectiveness;

●     an understanding of the valuation models used for the measurement of the financial instruments as well as the methods used for determining the fair value hierarchy

3

The measurement of these financial instruments is performed by the directors through the use of complex models, consistent with the prevailing valuation practices, which make use of directly observable inputs or estimated internally based on qualitative and quantitative assumptions, when not observable in the market.

The measurement of such financial instruments is relevant to the audit because the amount of such financial instruments is significant to the financial statements as a whole and because of the multiplicity and complexity of the valuation models and parameters used as well as the subjective elements considered for the purposes of the estimates considered by the directors.

classification;

●     an analysis of the changes in the composition of the financial instruments’ portfolio compared to the previous year and the discussion of the results with management;

●     performing substantive procedures in order to verify, on a sample basis, the fair value of financial instruments through the analysis of the valuation models, the reasonableness of the qualitative and quantitative assumptions formulated, and input parameters used as well as the appropriate fair value level classification;

●     an assessment of the adequacy of the disclosures provided in the notes to the accounts.

Measurement of equity investments in subsidiary and associated entities

As at 30 June 2024 the carrying amount of equity investments amount to Euro 3.771 million of which Euro 2.559 million and Euro 1.213 million. The composition of equity investments is included in the table 7.2 in Part B, section 7, of the notes to the accounts.

The disclosures on the methods used for the measurement of equity investments are provided in Part A – Accounting policies, in Part B – Notes to the balance sheet and in Part C – Notes to the income statement of the notes to the accounts.

The directors perform an evaluation of the recoverable amount of equity investments recognised in the financial statements annually, or more frequently, if indicators are found during the year that suggest the existence of a loss in value (impairment test). Such evaluation, in accordance with the international accounting standard IAS 36, is based on the comparison between the carrying amount in the financial statements and the higher of the fair value less costs to sell and the value in use.

The estimate of the recoverable amount of each equity investment was performed by the

In relation to this aspect, our audit procedures, which were performed also with the support of our business valuation specialists, included amongst others:

●     an understanding of the methods for determining the recoverable amount used by the directors in the impairment test process and the related key controls;

●     verifying the consistency of the valuation methodologies used with the requirements of the international accounting standard IAS 36, taking into account of the market practice and the distinctive characteristics of the single equity investments;

●     verifying the mathematical accuracy and the correctness of the calculations underlying the valuation models used;

●     an assessment of the differences between the historical results and forecast data and of the underlying reasons in order to verify the reasonableness of the assumptions used by the directors;

●     an analysis of the reasonableness of the assumptions and parameters used by the

4

directors, also with the support of third-party consultants, through an impairment process based on complex models using information, parameters and assumptions characterised by a high level of subjectivity such as expected cash flows, nominal growth rates and the cost of capital.

The elements described above implicate a high level of complexity and subjectivity in the estimation processes, also considering the persisting uncertainty of macroeconomic scenario.

For the reasons described above, we have considered the measurement of equity investments in subsidiary and associated entities a key audit matter for the audit of the financial statements of the Bank as at 30 June 2024.

directors for the impairment test who were assisted with the support of third-party consultants, and of the forecast used in the same, also considering the uncertainty of macroeconomic scenario as well as the related sensitivity analyses;

●     an assessment of the adequacy of the disclosures provided in the notes to the accounts.

Responsibilities of Directors and Those Charged with Governance for the Financial Statements

The Directors are responsible for the preparation of the financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union and with the regulations issued for implementing article 9 of Legislative Decree n. 38/ 2005 and article 43 of Legislative Decree no. 136/ 2015 and, within the terms provided by the law, for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

The Directors are responsible for assessing the Bank’s ability to continue as a going concern and, when preparing the financial statements, for the appropriateness of the going concern assumption, and for appropriate disclosure thereof. The Directors prepare the financial statements on a going concern basis unless they either intend to liquidate the Bank or to cease operations or have no realistic alternative but to do so.

The statutory audit committee (“Collegio Sindacale” ) is responsible, within the terms provided by the law, for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing (ISA Italia) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

5

As part of an audit in accordance with International Standards on Auditing (ISA Italia), we have exercised professional judgment and maintained professional skepticism throughout the audit. In addition:

●	we have identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

●	we have obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control;

●	we have evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Directors;

●	we have concluded on the appropriateness of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to consider this matter in forming our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern;

●	we have evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We have communicated with those charged with governance, identified at an appropriate level as required by international standards on auditing (ISA Italia), regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We have provided those charged with governance with a statement that we have complied with the ethical and independence requirements applicable in Italy, and we have communicated with them all matters that may reasonably be thought to bear on our independence, and where applicable, the actions taken to eliminate the relevant risks or the related safeguards applied.

From the matters communicated with those charged with governance, we have determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We have described these matters in our auditor’s report.

Additional information pursuant to article 10 of EU Regulation n. 537/14

The shareholders of Mediobanca S.p.A., in the general meeting held on 28 October 2020, engaged us to perform the audits of the separate and consolidated financial statements for each of the years ending 30 June 2022 to 30 June 2030.

We declare that we have not provided prohibited non-audit services, referred to article 5, paragraph 1, of EU Regulation n. 537/ 2014, and that we have remained independent of the of the Bank in conducting the audit.

6

We confirm that the opinion on the financial statements included in this report is consistent with the content of the additional report to the audit committee (Collegio Sindacale) in their capacity as audit committee, prepared pursuant to article 11 of the EU Regulation n. 537/ 2014.

Report on compliance with other legal and regulatory requirements

Opinion on the compliance with Delegated Regulation (EU) 2019/815

The Directors of Mediobanca S.p.A. are responsible for applying the provisions of the European Commission Delegated Regulations (EU) 2019/ 815 for the regulatory technical standards on the specification of a single electronic reporting format (ESEF – European Single Electronic Format) (the “Delegated Regulation”) to the financial statements, to be included in the annual financial report.

We have performed the procedures under the auditing standard SA Italia n. 700B, in order to express an opinion on the compliance of the financial statements as at 30 June 2024 with the provisions of the Delegated Regulation.

In our opinion, the financial statements as at 30 June 2024 have been prepared in the XHTML format in compliance with the provisions of the Delegated Regulation.

Opinion pursuant to article 14, paragraph 2, subparagraph e), of Legislative Decree n. 39 dated 27 January 2010 and of article 123-bis, paragraph 4, of Legislat ive Decree n. 58, dated 24 February 1998

The Directors of Mediobanca S.p.A. are responsible for the preparation of the Report on Operations and of the Report on Corporate Governance and Ownership Structure of the Bank as at 30 June 2024, including their consistency with the related financial statements and their compliance with the applicable laws and regulations.

We have performed the procedures required under audit standard SA Italia n. 720B, in order to express an opinion on the consistency of the Report on Operations and of specific information included in the Report on Corporate Governance and Ownership Structure as provided for by article 123-bis, paragraph 4, of Legislative Decree n. 58, dated 24 February 1998, with the financial statements of Mediobanca S.p.A. as at 30 June 2024 and on their compliance with the applicable laws and regulations, and in order to assess whether they contain material misstatements.

In our opinion, the Report on Operations and the above-mentioned specific information included in the Report on Corporate Governance and Ownership Structure are consistent with the financial statements of Mediobanca S.p.A. as at 30 June 2024 and comply with the applicable laws and regulations.

With reference to the statement required by article 14, paragraph 2, subparagraph e), of Legislative Decree n. 39, dated 27 January 2010, based on our knowledge and understanding of the entity and its environment obtained through our audit, we have no matters to report.

7

Statement pursuant to article 4 of Consob Regulation implementing Legislative Decree n. 254, dated 30 December 2016

The Directors of Mediobanca S.p.A. are responsible for the preparation of the consolidated non-financial information pursuant to Legislative Decree n. 254, dated 30 December 2016. We have verified that consolidated non-financial information has been approved by Directors.

Pursuant to article 3, paragraph 10, of Legislative Decree n. 254, dated 30 December 2016, such consolidated non-financial information is subject to a separate compliance report signed by us.

Milan, 25 September 2024

EY S.p.A.

Signed by: Davide Lisi, Auditor

This independent auditor’s report has been translated into the English language solely for the convenience of international readers. Accordingly, only the original text in Italian language is authoritative.

8

INDIVIDUAL FINANCIAL STATEMENTS (*)

(*)  Figures in Euros.

Mediobanca Balance Sheet

Asset items		30 June 2024	30 June 2023
10.	Cash and Cash Equivalents	3,280,657,357	4,426,851,422
20.	Financial assets measured at fair value through profit or loss	16,708,653,643	11,578,775,208
	a) financial assets held for trading	15,437,936,067	10,509,409,892
	b) financial assets designated at fair value	719,214,834	538,590,262
	c) other financial assets mandatorily measured at fair value	551,502,742	530,775,054
30.	Financial assets measured at fair value through other comprehensive income	7,163,003,473	6,285,647,040
40.	Financial assets measured at amortized cost	54,813,498,424	54,588,649,643
	a) due from banks	31,098,007,300	30,114,592,653
	b) due from customers	23,715,491,124	24,474,056,990
50.	Hedging derivatives	561,851,168	245,954,010
60.	Value adjustment to generic hedging financial assets (+/-)	—	—
70.	Equity Investments	3,771,532,964	3,528,481,749
80.	Tangible assets	141,448,826	139,642,079
90.	Intangible Assets	29,392,331	29,662,462
	of which:
	Goodwill	12,514,145	12,514,145
100. Tax assets		353,453,961	277,484,768
	a) current	287,099,344	182,106,141
	b) prepaid	66,354,617	95,378,627
110. Non-current assets and asset groups held for sale		—	—
120. Other assets		471,836,296	166,765,825
Total assets		87,295,328,443	81,267,914,206

412 | Individual financial statements as at 30 June 2024

Liabilities and net equity		30 June 2024	30 June 2023
10.	Financial liabilities measured at amortized cost	65,738,171,569	60,979,649,706
	a) due to banks	31,805,460,944	34,324,113,115
	b) due to customers	13,370,228,825	8,770,681,018
	c) securities in issue	20,562,481,800	17,884,855,573
20.	Trading financial liabilities	9,666,709,825	10,592,249,162
30.	Financial liabilities designated at fair value	4,164,870,677	1,524,041,446
40.	Hedging derivatives	1,458,737,774	2,116,466,694
50.	Value adjustment to generic hedging financial liabilities (+/-)	—	—
60.	Tax liabilities	488,344,615	521,354,135
	a) current	255,772,790	298,185,828
	b) deferred	232,571,825	223,168,307
70.	Liabilities associated with assets held for sale	—	—
80.	Other liabilities	667,328,161	377,990,584
90.	Provision for statutory end-of-service payments	4,787,338	5,049,967
100.	Provisions for risks and charges:	74,636,549	97,730,658
	a) commitments and guarantees issued	22,813,991	30,405,631
	b) post-employment and similar benefits	—	—
	c) other provisions for risks and charges	51,822,558	67,325,027
110.	Revaluation reserves	88,981,557	59,188,850
120. Redeemable shares		—	—
130.	Equity instruments	—	—
140.	Reserves	1,127,475,614	1,826,802,801
150.	Share premium	2,195,605,653	2,195,605,653
160.	Capital	444,515,143	444,169,468
170.	Treasury shares (-)	(68,828,433)	(78,875,697)
180.	Profit (loss) for the year (+/-)	1,243,992,401	606,490,779
Total liabilities and net equity		87,295,328,443	81,267,914,206

Mediobanca S.p.A. Financial Statements | 413

Mediobanca Profit and Loss Account

Items		30 June 2024	30 June 2023
10.	Interest and similar income	2,786,658,035	1,740,230,742
	of which: interest income calculated according to the effective interest method	2,102,031,812	1,372,632,946
20.	Interest and similar charges	(2,424,740,652)	(1,407,695,291)
30.	Net interest income	361,917,383	332,535,451
40.	Commission income	411,029,898	355,647,161
50.	Commission expenses	(66,478,722)	(59,965,423)
60.	Net fee income	344,551,176	295,681,738
70.	Dividends and similar income	1,191,853,933	618,793,528
80.	Net trading income (expense)	28,668,148	95,331,702
90.	Net hedging income (expense)	662,166	3,711,934
100.	Gains (losses) on disposal/repurchase of:	12,510,931	8,334,693
	a) financial assets measured at amortized cost	5,481,037	8,271,179
	b) financial assets measured at fair value through other comprehensive income	6,430,579	(6,738,593)
	c) financial liabilities	599,315	6,802,107
110.	Net income (expense) from other financial assets and liabilities measured at fair value through profit or loss	28,920,611	9,123,942
	a) financial assets and liabilities designated at fair value	12,910,275	13,562,153
	b) other financial assets mandatorily measured at fair value	16,010,336	(4,438,211)
120.	Total revenues	1,969,084,348	1,363,512,988
130.	Net write-offs (write-backs) for credit risk:	(4,997,744)	(53,311,167)
	a) financial assets measured at amortized cost	(3,000,036)	(54,027,631)
	b) financial assets measured at fair value through other comprehensive income	(1,997,708)	716,464
140.	Gains (losses) from contractual modifications without derecognition	—	—
150.	Net income (expense) from financial operations	1,964,086,604	1,310,201,821
160.	Administrative expenses:	(570,127,519)	(543,300,136)
	a) personnel costs	(309,935,447)	(288,799,716)
	b) other administrative expenses	(260,192,072)	(254,500,420)
170.	Net transfers to provisions for risks and charges	14,693,273	12,760,571
	a) commitments and guarantees issued	6,870,905	14,683,885
	b) other net provisions	7,822,368	(1,923,314)
180.	Net value adjustments to/write-backs of tangible assets	(9,740,402)	(8,908,072)
190.	Net value adjustments to/write-backs of intangible assets	(705,755)	(665,530)
200.	Other operating expense / income	48,964,976	25,665,634
210.	Operating costs	(516,915,427)	(514,447,533)
220.	Gains (losses) on equity investments	(35,178,776)	(54,262,649)
230.	Net income (expense) from fair value measurement of tangible and intangible assets	—	—
240.	Value adjustments to goodwill	—	—
250.	Gains (losses) on disposal of investments	—	(860)
260.	Profit (loss) on ordinary operations before tax	1,411,992,401	741,490,779
270.	Income tax for the year on ordinary operations	(168,000,000)	(135,000,000)
280.	Profit (loss) on ordinary operations after tax	1,243,992,401	606,490,779
290.	Gains (losses) of ceded operating assets, after tax	—	—
300.	Profit (loss) for the year	1,243,992,401	606,490,779

414 | Individual financial statements as at 30 June 2024

Other Comprehensive Income

Items		30 June 2024	30 June 2023
10.	Profit (loss) for the year	1,243,992,401	606,490,779
	Other income items after tax without transfers through profit or loss	(7,302,108)	12,005,200
20.	Equity securities designated at fair value through other comprehensive income	19,640,628	18,101,102
30.	Financial liabilities designated at fair value through profit or loss (change in own credit risk)	(26,984,253)	(6,273,934)
40.	Hedging of equity securities designated at fair value through other comprehensive income	—	—
50.	Tangible assets	—	—
60.	Intangible Assets	—	—
70.	Defined benefit plans	41,517	178,032
80.	Non-current assets and asset groups held for sale	—	—
90.	Portion of valuation reserves of equity-accounted investments	—	—
	Other income items after tax with transfers through profit or loss	44,667,558	(8,672,544)
100.	Foreign investment hedges	—	—
110.	Currency exchange gains/losses	—	—
120.	Cash flow hedges	1,819,677	(462,516)
130.	Hedging instruments (non-designated items)	—	—
140.	Financial assets (other than equity securities) measured at fair value through other comprehensive income	42,847,881	(8,210,028)
150.	Non-current assets and asset groups held for sale	—	—
160.	Portion of valuation reserves of equity-accounted investments	—	—
170.	Total other income items after tax	37,365,450	3,332,656
180.	Other comprehensive income (Item 10+170)	1,281,357,851	609,823,435

Mediobanca S.p.A. Financial Statements | 415

Statement of Changes in Mediobanca Net Equity

		Allocation of profit (loss)		Changes for the year
		for the previous year		Net equity transactions								Other
	Net equity at 30/6/23	Reserves	Dividends and other allocations	Changes in reserves	Newly issued shares	Treasury shares purchased	Advances on dividends	Extraordinary dividend payouts	Changes to equity instruments	Treasury share derivatives	Stock options (1)	comprehensive income for the year 2023/2024	Total net equity at 30/6/24
Capital:	444,169,468	—	—	—	345,675	—	—	—	—	—	—	—	444,515,143
a) ordinary shares	444,169,468	—	—	—	345,675	—	—	—	—	—	—	—	444,515,143
b) other shares	—	—	—	—	—	—	—	—	—	—	—	—	—
Share premium	2,195,605,653	—	—	—	—	—	—	—	—	—	—	—	2,195,605,653
Reserves:	1,826,802,801	606,490,779	(713,360,547)	11,884,174	(345,675)	(198,548,198)	(421,150,316)	—	—	—	15,702,596	—	1,127,475,614
a) retained earnings	1,981,087,691	606,490,779	(713,360,547)	16,746,751	(345,675)	—	(421,150,316)	—	—	—	—	—	1,469,468,683
b) other	(154,284,890)	—	—	(4,862,577)	—	(198,548,198)	—	—	—	—	15,702,596	—	(341,993,069)
Revaluation reserves	59,188,850	—	—	(7,572,743)	—	—	—	—	—	—	—	37,365,450	88,981,557
Equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	(78,875,697)	—	—	—	—	10,047,264 (2)	—	—	—	—	—	—	(68,828,433)
Profit (loss) for the year	606,490,779	(606,490,779)	—	—	—	—	—	—	—	—	—	1,243,992,401	1,243,992,401
Total net equity	5,053,381,854	—	(713,360,547)	4,311,431	—	(188,500,934)	(421,150,316)	—	—	—	15,702,596	1,281,357,851	5,031,741,935

(1)	Represents the effects of the performance shares related to the ESOP schemes.
(2)	Concerns the cancellation (on 11 June 2024, by resolution dated 28 June 2023) of 17,000,000 treasury shares without reduction of the share capital.

416 | Individual financial statements as at 30 June 2024

Statement of Changes in Mediobanca Net Equity

		Allocation of profit (loss) for the		Changes for the year
		previous year		Net equity transactions							Other
	Net equity at 30/6/22	Reserves	Dividends and other allocations	Changes in reserves	Newly issued shares	Treasury shares purchased	Extraordinary dividend payouts	Changes to equity instruments	Treasury share derivatives	Stock options (1)	comprehensive income for the year 2022/2023	Total net equity at 30/6/23
Capital:	443,640,007	—	—	—	529,461	—	—	—	—	—	—	444,169,468
a) ordinary shares	443,640,007	—	—	—	529,461	—	—	—	—	—	—	444,169,468
b) other shares	—	—	—	—	—	—	—	—	—	—	—	—
Share premium	2,195,605,653	—	—	—	—	—	—	—	—	—	—	2,195,605,653
Reserves:	2,032,800,953	513,087,171	(629,164,205)	57,738,810	(529,461)	(160,713,601)	—	—	—	13,583,134	—	1,826,802,801
a) retained earnings	2,102,513,639	513,087,171	(629,164,205)	(4,819,453)	(529,461)	—	—	—	—	—	—	1,981,087,691
b) other	(69,712,686)	—	—	62,558,263	—	(160,713,601)	—	—	—	13,583,134	—	(154,284,890)
Revaluation reserves	118,414,457	—	—	(62,558,263)	—	—	—	—	—	—	3,332,656	59,188,850
Equity instruments	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	(240,807,324)	—	—	—	—	161,931,627 (2)	—	—	—	—	—	(78,875,697)
Profit (loss) for the year	513,087,171	(513,087,171)	—	—	—	—	—	—	—	—	606,490,779	606,490,779
Total net equity	5,062,740,917	—	(629,164,205)	(4,819,453)	—	1,218,026	—	—	—	13,583,134	609,823,435	5,053,381,854

(1)	Represents the effects of performance shares related to the ESOP schemes.
(2)	Concerns the cancellation (on 2 September 2022, by resolution dated 28 October 2021) of 16,500,000 treasury shares without reduction of the share capital.

Mediobanca S.p.A. Financial Statements | 417

Mediobanca Cash Flow Statement Direct Method

	Amount
	30 June 2024	30 June 2023
A.CASH FLOW FROM OPERATING ACTIVITIES
1.Operating activities	(669,861,829)	(377,489,913)
- interest received (+)	3,165,076,766	1,025,321,483
- interest paid (-)	(3,231,223,073)	(1,117,930,723)
- dividends and similar income (+)	144,393,165	90,610,894
- net fees and commission income (+/-)	180,035,401	270,657,494
- personnel costs (-)	(241,464,422)	(207,478,385)
- other costs (-)	(485,754,630)	(506,235,968)
- other revenues (+)	21,657,238	15,231,346
- taxes and duties (-)	(222,582,274)	52,333,946
- expenses/income from asset groups held for sale after tax effect (+/-)	—	—
2.Cash inflow/outflow from financial assets	(3,917,089,641)	(783,995,131)
- financial assets held for trading	(4,882,422,738)	468,285,607
- financial assets designated at fair value	(111,839,790)	20,460,000
- financial assets mandatorily measured at fair value	(3,657,329)	50,334,366
- financial assets measured at fair value through other comprehensive income	(734,746,675)	(1,884,434,791)
- financial assets measured at amortized cost	1,314,351,026	332,236,876
- other assets	501,225,865	229,122,811
3.Cash inflow/outflow from financial liabilities	4,220,258,499	(1,338,514,866)
- financial liabilities measured at amortized cost	3,214,570,014	(887,099,119)
- financial liabilities held for trading	(698,783,503)	250,415,531
- financial liabilities designated at fair value	1,670,967,887	866,112,267
- other liabilities	33,504,101	(1,567,943,545)
Net cash inflow/outflow from operating activities	(366,692,971)	(2,499,999,910)
B.CASH FLOW FROM INVESTING ACTIVITIES
1.Cash generated from:	808,006,722	527,759,408
- disposal of shareholdings	2,090	—
- dividends received in respect of equity investments	808,004,632	527,323,408
- disposals of tangible assets	—	427,000
- disposals of intangible assets	—	9,000
- disposals of business units	—	—
2.Cash outflows arising from:	(269,322,771)	(21,600,061)
- purchases of shareholdings	(261,798,771)	(16,251,061)
- purchases of tangible assets	(7,086,000)	(3,714,000)
- purchases of intangible assets	(438,000)	(1,635,000)
- purchases of business units	—	—
Net cash inflow/outflow from investing activities	538,683,951	506,159,347
C.CASH FLOW FROM FUNDING ACTIVITIES	(1,318,185,045)	(629,088,810)
- issue/purchase of treasury shares	(187,594,810)	—
- issue/purchase of equity instruments	—	—
- distribution of dividends and other purposes	(1,130,590,235)	(629,088,810)
Net cash inflow/outflow from funding activities	(1,318,185,045)	(629,088,810)
NET CASH INFLOW/OUTFLOW DURING THE PERIOD	(1,146,194,065)	(2,622,929,373)

418 | Individual financial statements as at 30 June 2024

Reconciliation

	Amount
Accounting items	30 June 2024	30 June 2023
Cash and cash equivalents: balance at start of period	4,426,851,422	7,049,780,795

Total cash inflow/outflow during the period	(1,146,194,065)	(2,622,929,373)

Cash and cash equivalents: exchange rate effect	—	—

Cash and cash equivalents: balance at end of period	3,280,657,357	4,426,851,422

Mediobanca S.p.A. Financial Statements | 419

NOTES TO THE ACCOUNTS

NOTES TO THE ACCOUNTS

Part A - Accounting Policies		423
A.1 - General part		423
Section 1 -	Statement of Compliance with IAS/IFRS	423
Section 2 -	General Principles	423
Section 3 -	Events Subsequent to the Reporting Date	429
Section 4 -	Other Aspects	429
A.2 - Significant accounting policies		430
A.3 - Information on transfers between financial asset portfolios		455
A.4 - Information on fair value		456
A.5 - Information on “Day One Profit/Loss”		473

Part B - Notes to the Balance Sheet		474

Assets		474

Section 1 -	Heading 10: Cash and Cash Equivalents	474
Section 2 -	Heading 20: Financial Assets Measured at Fair Value through Profit or Loss	475
Section 3 -	Heading 30: Financial Assets Measured at Fair Value through Other Comprehensive Income	479
Section 4 -	Heading 40: Financial Assets Measured at Amortized Cost	480
Section 5 -	Heading 50: Hedging Derivatives	484
Section 7 -	Heading 70: Equity Investments	485
Section 8 -	Heading 80: Property, Plant and Equipment	488
Section 9 -	Heading 90: Intangible Assets	492
Section 10 -	Asset Heading 100 and Liability Heading 60: Tax Assets and Liabilities	494
Section 12 -	Heading 120: Other Assets	497

Liabilities		498

Section 1 -	Heading 10: Financial Liabilities Measured at Amortized Cost	498
Section 2 -	Heading 20: Trading Liabilities	501
Section 3 -	Heading 30: Financial Liabilities Designated at Fair Value	502
Section 4 -	Heading 40: Hedging Derivatives	503
Section 6 -	Heading 60: Tax Liabilities	504
Section 8 -	Heading 80: Other Liabilities	504
Section 9 -	Heading 90: Provision for Statutory End-of-service Payments	504
Section 10 -	Heading 100: Provisions for Risks and Charges	505
Section 12 -	Headings 110, 130, 140, 150, 160, 170 and 180: Net Equity	508

Other information		511

Mediobanca S.p.A. Financial Statements | 421

Part F - Information on Capital		612

Section 1 -	Capital of the Company	612
Section 2 -	Own Funds and Banking Supervisory Ratios	614

Part G - Combinations Involving Group Companies or Business Units		619

Part H - Related Party Transactions		620

Part I - Share-Based Payment Schemes		623

Part M - Disclosure on Leases		627

422 | Individual financial statements as at 30 June 2024

Part A - Accounting Policies

A.1 - General Part

SECTION 1

Statement of Compliance with IAS/IFRS

The Bank’s financial statements as at 30 June 2024, as required by Italian Legislative Decree No. 38 of 28 February 2005, were drawn up in accordance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB), and the respective interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), which were adopted by the European Commission in accordance with the procedure laid down in Article 6 of Regulation (EC) No. 1606/2002 issued by the European Parliament and Council on 19 July 2002. In particular, account was taken of the “Instructions on preparing statutory and consolidated financial statements for banks and financial companies which control banking groups” issued by the Bank of Italy under Circular No. 262 of 22 December 2005 - eighth update of 17 November 2022(2) - which define the structure to be used in compiling and preparing the financial statements and the contents of the notes to the accounts. This report was drawn up in accordance with the provisions of Article 154-ter of Legislative Decree No. 58 of 24 February 1998 (Italian Consolidated Law on Finance).

SECTION 2

General Principles

These individual financial statements comprise:

–	individual balance sheet;

–	individual income statement;

–	individual statement of other comprehensive income;

(2)  The eighth update published on 17 November 2022 transposed the regulatory changes of IFRS 17 “Insurance Contracts”.

Notes to the accounts | Part A - Accounting policies | 423

–	statement of changes in individual net equity;

–	individual cash flow statement, drawn up using the direct method;

–	notes to the accounts.

All the statements have been drawn up in conformity with the general principles provided for under IAS and the accounting policies illustrated in part A.2, and show data for the period under review compared with that for the previous financial year in the case of balance-sheet figures or the corresponding period of the previous financial year for profit-and-loss data.

* * *

During the year under review, the European Commission approved the following regulations, which include certain changes to accounting standards already in force:

–	Regulation 2023/2468 of 8 November 2023, published in the Official Journal of the European Union on 9 November 2023, adopted amendments to IAS 12 “Income Taxes”. These amendments added a temporary exception to account for deferred taxes resulting from the implementation of OECD Pillar II rules, as well as targeted disclosures for the entities involved.

In particular, the following are required:

–	temporary exception to the requirement to account for deferred taxes immediately following publication of the amendments by the IASB and retrospectively in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors; and

–	obligation to disclose the additional information required by the Regulation from the financial statements for years starting on 1 January 2023 or later; it is not necessary to apply additional disclosure provisions to interim financial statements relating to interim periods ending on 31 December 2023 or before;

–	Regulation 2023/2579 of 20 November 2023, published in the Official Journal of the European Union on 21 November 2023, adopted amendments to IFRS 16 “Leasing”. In particular, such amendments specify how the transferor/lessee should subsequently measure the value of sale and leaseback transactions. Companies should apply these amendments at the latest from the start date of their first financial year starting on 1 January 2024 or later;

424 | Individual financial statements as at 30 June 2024

–	Regulation 2023/2822 of 19 December 2023, published in the Official Journal of the European Union on 20 December 2023, adopted amendments to IAS 1 “Presentation of Financial Statements”. These amendments improve the information a company should provide when its right to defer settlement of a liability for at least 12 months is subject to covenants. The required changes should, at the latest, be applied from the start date of the first financial year after 1 January 2024;

–	Regulation (EU) 2024/1317 of the Commission of 15 May 2024, published in the Official Journal Series L of 16 May 2024, adopts “Supplier finance arrangements” amending IAS 7 Statement of cash flows and IFRS Financial instruments: additional information. The document introduces disclosure requirements on a company’s supplier finance arrangements. Companies will apply the amendments at the latest from the financial statements for years beginning on or after 1 January 2024.

Furthermore, it should be remembered that as of 1 July 2023 the Mediobanca Group has been applying Regulation 2022/357 of 2 March 2022, which adopted the amendments to standards IAS 1 and IAS 8. The amendments clarify the differences between accounting principles and accounting estimates in order to ensure a consistent adoption of accounting standards and the comparability of financial statements.

* * *

Notes to the accounts | Part A - Accounting policies | 425

The measures and statements published by regulatory and supervisory authorities in the past twelve months regarding the most suitable way to apply accounting standards that supplement the measures contained in the latest financial statements at 30 June 2023 are shown below. Please refer to the above financial statements for more details.

On 25 October 2023, ESMA published the annual statement “European Common Enforcement Priorities for 2023 Annual Financial Reports” outlining the priorities on which listed companies must focus when preparing the annual reports for December 2023. ESMA in particular recommends disclosure to be provided in the financial statements relating to any direct or indirect effects of sudden increases in interest rates on the composition of a company’s exposures between variable and fixed rates, accompanied by a sensitivity analysis, if any; the effects of the greater volatility brought by the macroeconomic scenario on fair value estimates; any material effects on financial disclosure due to climate change, while ensuring that such disclosure is provided in line with IFRS standards; and the need for clear and consistent use of alternative performance measures (APMs). Finally, in the same document, ESMA also focused on ESEF tagging, in particular on the priority use of mandatory and previously existing elements in the taxonomy; it specified that the company may proceed with the creation of a special element only in the event that a careful analysis has found that there is no suitable tag for a certain numerical “data point”.

Going-concern statement

With reference to the requirements of the Bank of Italy, CONSOB and ISVAP under Joint Document No. 4 of 3 March 2010, the Group’s consolidated financial statements at 30 June 2024 were prepared on a going-concern basis: the Directors believe that no risks and uncertainties have arisen such as to raise doubts on the Group’s going-concern assumption. The Directors consider that the Bank has a reasonable expectation of continuing to operate in the foreseeable future.

For information on the Bank’s risks and related safeguards, please refer to the contents of “Part E - Information on risks and related hedging policies” in these Notes to the Accounts and in the Bank’s Review of Operations.

426 | Individual financial statements as at 30 June 2024

Discretionary assessments, risks and uncertainties linked to the use of significant accounting estimates

In compliance with IFRS, senior management are required to formulate assessments, estimates and assumptions that may influence the adoption of the accounting standards and the amounts of assets, liabilities, costs and revenues recognized in the financial statements, as well as the disclosure relating to contingent assets and liabilities.

The assumptions underlying such estimates take into account all the information available at the date of preparation of the financial statements, as well as assumptions considered reasonable, including in light of past experience.

In this regard, it should be noted that financial estimates may, due to their very nature and insofar as reasonable, need to be revised as a result of changes in the circumstances on which they have been based, of the availability of new information or of greater experience accrued.

The main cases requiring the use of subjective assessments and opinions on the part of senior management are as follows:

a)	quantification of losses due to the impairment of receivables and, in general, of other financial assets;

b)	assessment of the fair value of equity investments and other non-financial assets (goodwill, tangible assets, including the value in use of assets acquired under lease, and intangible assets);

c)	use of valuation models to measure the fair value of financial instruments not listed on active markets;

d)	estimates of liabilities deriving from company defined benefit retirement plans;

e)	quantification of legal and fiscal provisions for risks and charges.

The above list of valuation processes is provided for the sole purpose of allowing the reader to better understand the main areas of uncertainty, but it should not be understood in any way to suggest that alternative assumptions may, at present, be more appropriate. For the most relevant items being estimated, information on the main hypotheses and assumptions used in the estimate is provided in the specific sections of the Notes to the Accounts, including a sensitivity analysis with respect to alternative hypotheses.

Notes to the accounts | Part A - Accounting policies | 427

BAPA (Bilateral Advance Pricing Agreements)

In the Transfer Pricing area, Penalty Protection rules ensure exemption from administrative penalties due to misrepresentation and apply in the event that the taxpayer is in possession of documentation that ensures verification of compliance with the transfer pricing arm’s length principle applied to cross-border intercompany transactions. In order to ensure that such rules are applied, in addition to preparing and updating their Country-Specific Documentation and Master File according to regulatory provisions, Mediobanca S.p.A. and Mediobanca International S.A. submitted an application in June for a bilateral advance pricing arrangement (BAPA) between the Italian Revenue Agency and the competent Luxembourg Authority. The application filed with the Italian Revenue Agency was declared admissible last July.

Corporate Sustainability Reporting Directive (CSRD) Project

The continuous evolution of European legislation on sustainability reporting, together with requests to adhere to various reporting standards on an optional basis, led the Mediobanca Group to launch a multi-year project focused on Group ESG Reporting standards starting in 2021 with the aim of creating an integrated approach capable of meeting the new regulatory requirements and emerging best practices across the Bank.

In the first two years, the project focused on:

–	definition of standard solutions for the preparation of the tables required by Article 8 of the Delegated Act of the EU Taxonomy and the quantitative tables and qualitative tables required by Pillar 3 in the ESG field;

–	industrialization of the related indicators, including GAR (in view of alignment with the taxonomy), and drafting the first off-balance sheet disclosure;

–	preparation of internal regulations for the drafting of the disclosure statement (e.g. Pillar 3, PRB Report, TCFD Report); and finally;

–	definition of solutions once such activities are fully operational.

During the financial year under review, a gap analysis was carried out to assess the degree of alignment between the new disclosure obligations according to the ESRS and the contents of the Group’s current non-financial reports (in particular the DCNF) in view of the entry into force of the CSRD, whose reporting

428 | Individual financial statements as at 30 June 2024

requirement should be met by the Group as of 30 June 25. Preparatory activities for drafting / implementing the future Sustainability Statement should be noted, including: initial analyses for the implementation of double materiality and IT tool assessments for an even more solid management of data collection.

With specific reference to “Double Materiality” (the new analysis provided for by ESRS standards that requires the identification of impacts, risks and opportunities relevant to sustainability reporting), the Group started to refine the criteria to align its “impact materiality” with the requirements of the new standard by examining in depth the principles relating to the “financial relevance of ESG issues” (second area required for the implementation of the aforementioned analysis).

SECTION 3

Events subsequent to the reporting date

No other events requiring an adjustment to be made to the data shown in the individual Financial Statements at 30 June 2024 occurred after such date.

SECTION 4

Other Aspects

In compliance with Directive (EC) 2004/109 (Transparency Directive) and Delegated Regulation (EU) 2019/815 (the “ESEF Regulation”), this document was drawn up in XHTML and the consolidated financial statements were “marked up” using the integrated computer language iXBRL, approved by ESMA.(3) The entire document was lodged at the company offices and with the competent institutions as pursuant to the law.

(3)	However, issuers may still continue to publish their Financial Statements in other formats (i.e. PDF). Finally, it should be noted that some information contained in the Notes to the Financial Statements when extracted from the XHTML format in an XBRL instance, due to certain technical limitations, may not be reproduced identically, compared to the corresponding information displayed in the consolidated financial statements in XHTML format.

Notes to the accounts | Part A - Accounting policies | 429

The Bank’s individual financial statements are accompanied by the Declaration of the Financial Reporting Officer pursuant to Article 154-bis of the Italian Law on Finance and are subject to audit by the independent auditing firm EY S.p.A., according to the provisions of Legislative Decree No. 39 of 27 January 2010.

A.2 – Significant Accounting Policies

1 - Financial assets measured at fair value through profit or loss

These include financial assets held for trading and other financial assets mandatorily measured at fair value, and assets for which the Fair Value Option has been adopted.

Financial assets held for trading are assets which have been acquired principally for the purpose of being traded. This category comprises debt securities, equities, loans held for trading purposes, and the positive value of derivatives held for trading, including those embedded in complex instruments (such as structured bonds), which are recorded separately. This category also includes syndicated loan underwriting commitments in the event of a positive value.

Assets mandatorily measured at fair value include financial assets that are not held for trading but are mandatorily measured at fair value through profit or loss given the fact that they do not meet the requirements to be measured at amortized cost or at fair value through other comprehensive income. In particular, as clarified by the IFRS Interpretation Committee, this category includes units in mutual investment funds.(4)

With regard to financial assets mandatorily measured at fair value, the organizational model, the monitoring process and the method that the Bank applies in order to classify, measure and verify the valuation of OICs as instruments accounted for at Fair Value were defined during the financial year under review in compliance with Community Regulations (see section A.4 for further details).

Initial recognition occurs at the settlement date for securities and loans and at the subscription date for derivatives. At initial recognition, such financial assets are booked at fair value not including any transaction expenses or income

(4)	The IFRS Interpretation Committee’s clarification rules out any possibility of such instruments being treated as equities.

430 | Individual financial statements as at 30 June 2024

directly attributable to the asset concerned, which are taken through the profit and loss account. Following their initial recognition, they will continue to be measured at fair value, and any changes in fair value will be recognized in the profit and loss account. Interest on instruments mandatorily measured at fair value will be recognized according to the interest rate stipulated contractually. Dividends paid on equity instruments will be measured through profit or loss when the right to collect them becomes effective.

Equities and linked derivatives whose fair value may not be reliably measured using the methods described above are stated at cost (these too qualify as Level 3 assets). If the assets suffer impairment, they are written down to their current value.

Gains and losses upon disposal or redemption and the positive and negative effects of changes in fair value over time are recognized in the profit and loss account under the respective headings.

Assets held for trading mandatorily measured at fair value also include loans which do not guarantee full repayment of principal in the event of the counterparty’s financial difficulties and which have therefore failed the SPPI test. The process followed to write down these positions is aligned with that used for other loans, on the grounds that the exposure is basically attributable to credit risk, with both the gross exposure and related provisioning stated.

This item also includes financial assets designated at fair value upon initial recognition with the aim of eliminating or significantly reducing a valuation inconsistency. This case in particular concerns the related portfolio of assets and liabilities required by applying the business model for managing equity-linked certificates where changes in own credit risk and realizations are recognized through profit or loss to eliminate the accounting mismatch.

Notes to the accounts | Part A - Accounting policies | 431

2 - Financial assets measured at fair value through other comprehensive income

These are financial instruments, mostly debt securities, which meet both the following conditions:

–	the instruments are held on the basis of a business model whose objective is the collection of contractual cash flows and of proceeds deriving from the sale of such instruments;

–	the contractual terms have passed the SPPI test.

Financial assets measured at fair value through other comprehensive income (FVOCI) are recognized at fair value, including transaction costs and income directly attributable to them. Thereafter, they will continue to be measured at fair value. Changes in fair value are measured through other comprehensive income, while interest and currency exchange gains/losses are recorded in the profit and loss account (in the same way as financial instruments measured at amortized cost).

Expected losses of financial assets measured at fair value through other comprehensive income (debt securities and loans and advances to customers) are calculated (as per the impairment process) in the same way as those of financial assets measured at amortized cost, with the resulting value adjustment recorded in the profit and loss account.

Retained earnings and accumulated losses recorded in other comprehensive income will be measured through profit or loss when the instrument is removed from the balance sheet.

The category also includes equities not held for trading which meet the definition provided by IAS 32, and which the Bank decided to classify irrevocably in this category at the initial recognition stage. As the instruments in question are equities, they are not subject to impairment and no gains/losses on equities will be measured through profit or loss, including following the sale of the instrument. Conversely, dividends on the instruments will be measured through profit or loss when the right of collection takes effect.

432 | Individual financial statements as at 30 June 2024

3 - Financial assets measured at amortized cost

These include loans and advances to customers and banks, debt securities and repo transactions which meet the following conditions:

–	the financial instrument is held and managed according to the hold-to-collect business model, i.e. with the objective of holding it in order to collect the cash flows provided for in the contract;

–	such contractual cash flows consist entirely of payment of principal amount and interest (and therefore meet the requirements set by the SPPI test).

This heading also includes receivables originated from finance leases, the valuation and classification rules for which are governed by IFRS 16 (cf. below), even though the impairment rules introduced by IFRS 9 apply for valuation purposes.

The Bank’s business model should reflect the ways in which financial assets are managed at a portfolio level and not at the instrument level, on the basis of factors observable at the portfolio level and not at the instrument level, such as the following:

–	operating procedure adopted by management in the performance evaluation process;

–	risk type and procedure for managing risks taken, including indicators for portfolio rotation;

–	means for determining remuneration mechanisms for risk-takers.

The business model is based on expected reasonable scenarios (without considering “worst case” and “stress case” scenarios). In the event of cash flows differing from those estimated at initial recognition, the Bank is not bound to change the classification of financial instruments forming part of the portfolio, but uses the information for deciding the classification of new financial instruments.(5)

At initial recognition, the Bank analyses contractual terms for the instruments to check whether the instrument, product or sub-product has passed the SPPI test. In this connection, the Group has developed a standardized testing process

(5)	These considerations are stated in the internal management policies, which reiterate the link between business model and accounting treatment and introduce frequency and materiality thresholds for changes in portfolios of assets measured at amortized cost.

Notes to the accounts | Part A - Accounting policies | 433

which involves analysing loans by using a specific tool, developed internally, which is structured in decision-making trees, at the level of the individual financial instrument or product based on their different degrees of customisation. If the test is not passed, the tool will show that the assets should be measured at fair value through profit or loss (FVTPL). The method by which loans are tested differs according to whether or not the asset is a retail or corporate loan: at product level for retail loans, individually for corporate loans. An external info-provider is used to test debt securities; if, however, no test results are available, the instrument is analysed using the SPPI tool. When contractual cash flows for the instrument do not represent solely payments of principal and interest on the outstanding amount, the Bank mandatorily classifies the instrument at fair value through profit or loss.

At the initial recognition date, financial assets are measured at fair value, including any costs or income directly attributable to individual transactions that can be established from the outset even if they are actually settled at later stages. The recognition value does not, however, factor in costs with the above characteristics which are repaid separately by the borrower, or may be classified as ordinary internal administrative expenses.

The instrument is measured at amortized cost, i.e. the initial value less/plus the repayments of principal made, write-downs/write-ups, and amortization – calculated using the effective interest rate method – of the difference between the amount disbursed and the amount repayable at maturity, adjusted to reflect expected losses.

The amortized cost method is not used for short-term receivables, as the discounting effect is negligible; for this reason, such receivables are recognized at historical cost. The original effective interest rate is defined as the rate of interest which renders the discounted value of future cash flows deriving from the loan or receivable by way of principal and interest equal to the initial recognition value of the loan or receivable.

The original effective interest rate for each loan will remain unchanged in subsequent years, even if new terms are negotiated leading to a reduction to below market rates, including non-interest-bearing loans. The relevant value adjustment is recognized in the profit and loss account.

434 | Individual financial statements as at 30 June 2024

In accordance with the provisions of IFRS 9, the impairment model involves financial assets being classified at one of three different risk stages (Stage 1, Stage 2 and Stage 3), depending on developments in the borrower’s credit quality, to which different criteria for measuring expected losses apply. Accordingly, financial assets are split into the following categories:

–	Stage 1: this includes exposures at their initial recognition date for as long as there is no significant impairment to their credit quality; for such instruments, the expected loss should be calculated depending on default events which may occur within twelve months of the reporting date;

–	Stage 2: this includes exposures which, while not classified as non-performing as such, have nonetheless experienced significant impairment to their credit quality since the initial recognition date; in the transition from Stage 1 to Stage 2, the expected loss will be calculated for the outstanding life of the instrument;

–	Stage 3: this category consists of non-performing (impaired) exposures according to the definition provided in the regulations. In the transition to Stage 3, exposures are valued individually, that is, the value adjustment is calculated as the difference between the carrying value at the reference date (amortized cost) and the discounted value of the expected cash flows, which are calculated by applying the original effective interest rate. The expected cash flows consider the anticipated collection times, the probable net realizable value of any guarantees, and the costs which are likely to be incurred for the recovery of the credit exposure from a forward-looking perspective which factors in alternative recovery scenarios and developments in the economic cycle.

In the model for calculating expected losses applied by the Bank, forward-looking information was taken into consideration by referring to three possible macroeconomic scenarios (baseline, mild-positive and mild-negative) that may have an impact on PD and LGD, including any sales scenarios where the Group’s NPL strategy considers that such assets should be recovered through sale on the market.

The Group’s policy to establish a significant increase in credit risk is based on qualitative and quantitative criteria and uses the 30-day past due loans or their classification as forborne as conditions to be otherwise included in Stage

Notes to the accounts | Part A - Accounting policies | 435

2 (referred to as backstop indicators). Cases of low-risk instruments at the recording date are identified, compatible with classification as Stage 1 (low credit risk exemption), where there is a BBB- rating on the Standard & Poor’s scale, or a corresponding internal PD estimate.

Purchased or originated credit impaired items (POCIs) are receivables that are already non-performing at the point in time when they are acquired or disbursed. At the initial recognition date they are measured at amortized cost on the basis of an internal rate of return which is calculated using an estimate of the recovery flows expected for the item; recovery flows are periodically updated in light of new evidence and discounted using the above-mentioned internal rate of return.

Following initial recognition, all financial assets measured at amortized cost are subject to the impairment model based on the expected loss, i.e. performing as well as non-performing exposures.

Impairment regards losses which are expected to materialize in the twelve months following the reporting date, or losses which are expected to materialize throughout the rest of the instrument’s lifetime in the event of a significant increase in credit risk. Both the twelve-month and lifetime expected losses can be calculated on an individual or collective basis according to the nature of the underlying portfolio.

Expected credit losses are recorded and released only to the extent that changes have occurred. For financial instruments considered to be in default, the Group records an expected loss on the residual lifetime of the instrument (similar to Stage 2 above); value adjustments are determined for all the exposures of the different categories considering forecast information reflecting macro-economic factors (forward-looking approach).

4 - Hedging

With reference to hedging transactions, the Bank has chosen to adopt the provisions of IFRS 9 and not to make use of the exception granted, i.e. to continue

436 | Individual financial statements as at 30 June 2024

to apply the IAS 39 rules to these transactions, with the exception of the specific cases set forth in IFRS 9 (para. 6.1.3)(6) and not governed by the same.

The types of hedges used by the Bank are the following:

–	fair value hedges, which aim to offset the exposure to changes in the fair value of a financial item or homogeneous group of assets in terms of risk profile;

–	cash flow hedges, which are intended to offset the exposure of recognized assets and liabilities to changes in future cash flows attributable to specific risks relating to the items concerned;

–	hedges of foreign investments in currencies other than the Euro: these refer to the hedging of risks in an investment in a non-Italian company denominated in a foreign currency.

For the process to be effective, the item must be hedged with a counterparty from outside the Group.

Hedge derivatives are measured at fair value as follows:

–	for fair value hedges, a change in the fair value of the hedged item is offset by the change in fair value of the hedging instrument, both of which recognized in the profit and loss account, should a difference emerge as a result of the partial ineffectiveness of the hedge;

–	for cash flow hedges, a change in fair value is recognized in net equity for the effective portion of the hedge and in the profit and loss account only when, with reference to the hedged item, the change in the cash flows to be offset actually occurs.

Hedge accounting is permitted for derivatives where the hedging relationship is formally designated and documented and provided that the hedge is effective at its inception and is expected to be so for its entire life.

At inception, the Bank formally designates and documents the hedging relationship, with an indication of the risk management objectives and strategy for the hedge. The documentation includes identification of the hedging instrument, the item hedged, the nature of the risk hedged and how the entity

(6)	IFRS 9 par. 6.1.3: “For a fair value hedge of the interest rate exposure of a portfolio of financial assets or financial liabilities (and only for such a hedge), an entity may apply the hedge accounting requirements in IAS 39 instead of those in this Standard. In that case, the entity must also apply the specific requirements for the fair value hedge accounting for a portfolio hedge of interest rate risk and designate as the hedged item a portion that is a currency amount (see paragraphs 81 A, 89 A and AG114–AG132 of IAS 39).”

Notes to the accounts | Part A - Accounting policies | 437

intends to assess if the hedging relationship meets the requisites for the hedge to be considered effective (including analysis of the sources of any ineffectiveness and how this affects the hedging relationship). The hedging relationship meets the eligibility criteria for accounting treatment reserved for hedges if, and only if, the following conditions are met:

–	the effect of the credit risk does not prevail over the changes in value resulting from the economic relationship;

–	the coverage provided by the hedging relationship is the same as the coverage which results from the quantity of the item hedged which the entity effectively hedges, and the quantity of the hedge instrument which the Bank actually uses to hedge the same quantity of the item hedged.

Fair value hedges

As long as the fair value hedge meets the qualifying criteria, the gain or loss on the hedging instrument must be recognized in the profit and loss account or under one of the other comprehensive income headings if the hedging instrument hedges another equity instrument for which the Bank has chosen to measure changes in fair value through OCI. The hedge profit or loss on the hedged item is recorded as an adjustment to the book value of the hedge with a matching entry through the profit and loss account, even in cases where the item hedged is a financial asset (or one of its components) measured at fair value with changes taken through OCI. However, if the hedged item is an equity instrument for which the entity has opted to measure changes in fair value through OCI, the amounts remain in the statement of other comprehensive income.

If the hedged item is an unrecognized irrevocable commitment (or a component thereof), the cumulative change in fair value of the hedged item resulting from its designation is recognized as an asset or liability with a corresponding gain or loss recorded in the profit (loss) for the period.

438 | Individual financial statements as at 30 June 2024

Cash flow hedges

As long as the cash flow hedge meets the qualifying criteria, it is accounted for as follows:

–	the gain or loss on the hedging instrument in relation to the effective portion of the hedge is measured through OCI in the cash flow reserve, whereas the ineffective part is measured through profit or loss.

–	the cash flow reserve is adjusted to the lower of:

–	the cumulative gain or loss on the hedge instrument since the hedge’s inception; and

–	the cumulative change in fair value (at the present value) of the hedged item (i.e. the present value of the cumulative change in the estimated future cash flows hedged) since the hedge’s inception.

The cumulative amount in the cash flow hedge reserve will be reclassified from the cash flow hedge reserve to profit (loss) for the period as a reclassification adjustment in the same period or periods in which the estimated future cash flows being hedged have an impact on the profit (loss) for the period (e.g. in periods when interest receivable or payable are recorded, or when the planned sale takes place). However, if the amount constitutes a loss and the entity does not expect to recover the whole loss or part of it in one or more future periods, the entity must classify the amount it does not expect to recover in the profit (loss) for the period (as an adjustment due to reclassification) immediately.

Foreign currency investment hedges

As far as it complies with eligibility criteria, a cash flow hedge is accounted for in the following ways:

–	the portion of gain or loss on the hedging instrument that results in an effective hedge is booked into Other Comprehensive Income; and

–	the ineffective share is booked through profit or loss.

The cumulative gain or loss on the hedging instrument related to the effective part of the

Notes to the accounts | Part A - Accounting policies | 439

hedge which had been accumulated into the foreign currency exchange rate reserve will be reclassified from net equity to profit and loss as a reclassification adjustment (see IAS 1), as required by par. 48 and 49 of IAS 21 regarding the partial or total disposal of the foreign investment.

5 - Investments

This heading includes investments in:

–	Subsidiaries;

–	Affiliated companies, i.e. companies in which at least 20% of voting rights are held and companies in which the size of the investment is sufficient to ensure an influence in the investee’s governance;

–	Jointly-controlled companies;

–	Other investments of negligible value.

These are measured at cost. If there is evidence that the value of an equity investment may have decreased, the updated value is estimated, where possible, taking into account market prices and the present value of the future cash flows that the investment may generate, including the closing value. If the value thus determined is lower than the book value, the difference is recognized in the profit and loss account.

6 - Tangible assets

This heading comprises land, core and investment properties, plant, furniture, fittings and equipment of all kinds. It also includes the R-o-U assets acquired under leases and related use of tangible assets (for lessees) and assets used under the terms of finance leases, despite the fact that such assets remain the legal property of the lessor rather than the lessee.

Assets held for investment purposes refer to investments in real estate, if

440 | Individual financial statements as at 30 June 2024

any (whether owned or acquired under leases), which are not core to the Bank’s main activities and/or are chiefly leased out to third parties.

The heading also includes tangible assets classified pursuant to IAS 2 – Inventories, namely assets deriving from guarantees being enforced or acquired at an auction which the firm has the intention of selling in the near future, without carrying out any major refurbishment work and which do not fall into any of the previous categories.

Such assets are recognized at historical cost, which, in addition to the purchase price, includes any ancillary charges directly attributable to the purchase and/or commissioning of the asset. Extraordinary maintenance charges are accounted for by increasing the asset’s value, while ordinary maintenance charges are recorded in the profit and loss account.

Fixed assets are depreciated over the length of their useful life on a straight-line basis, with the exception of land, which is not depreciated on the grounds that it has unlimited useful life. Properties built on land owned by the Bank are recorded separately on the basis of valuations prepared by independent experts.

At annual and interim reporting dates, where there is objective evidence that the value of an asset may be impaired, its carrying amount is compared to its current value, which is the higher of its fair value after any costs to sell and its related value in use. Adjustments, if any, are recognized in the profit and loss account. If the reasons for recognizing a loss in value no longer apply, the adjustment will be written back, with the proviso that the amount credited may not exceed the value which the asset would have had after depreciation, which is calculated assuming no impairment took place.

7 - Intangible assets

These chiefly comprise goodwill, long-term computer software applications and other intangible assets deriving from business combinations subject to IFRS 3R.

Goodwill may be recognized where this is representative of the investee

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company’s ability to generate future income. At each reporting date, goodwill recorded as an asset is tested for impairment.(7) Any reduction in value due to impairment is calculated as the difference between the initial recognition value of goodwill and its realizable value, the latter being equal to the higher of the fair value of the related cash-generating unit after any costs to sell and its value in use, if any. Any adjustments will be recognized in the profit and loss account.

Other intangible assets are measured at cost, adjusted to reflect ancillary charges only where it is likely that future earnings will derive from the asset and the cost of the asset itself may be reliably determined. Otherwise, the cost of the intangible asset is booked through the profit and loss account in the year in which the expense was incurred.

The cost of intangible assets is amortized on a straight-line basis over the useful life of the related asset, which is verified annually and reviewed if necessary. If its useful life is indefinite the cost of the asset is not amortized, but the value at which it is initially recognized is tested for impairment on a regular basis.

At annual and interim reporting dates, the realizable value of the asset is estimated if there is evidence of impairment.(8)  The impairment is recognized in the profit and loss account as the difference between the carrying amount and the recoverable value of the asset concerned.

8 - Non-current assets and asset groups as held for sale (IFRS 5)

Under assets heading “Non-current assets and asset groups as held for sale” and under liability heading “Liabilities associated with assets held for sale” the Group classifies non-current assets or groups of assets/liabilities whose booking value will be presumably recovered by mean of a sale process. To be classified in

(7)	The Bank has adopted a policy for the impairment testing process in line with the provisions of Organismo Italiano di Valutazione (OIV, Italian Valuation Board), Impairment test dell’avviamento in contesti di crisi finanziaria (Impairment test of goodwill during financial crises) of 14 June 2012, Principi Italiani di Valutazione (PIV, Italian Valuation Standards) published in 2015, Discussion Paper of 22 January 2019, Discussion Paper no. 01/2021 issued by Organismo Italiano di Valutazione (OIV) on 16 March 2021. “L’uso di informazione finanziaria prospettica nella valutazione d’azienda” (Use of forward-looking financial information in company valuation), Discussion Paper no. 02/2021 issued by Organismo Italiano di Valutazione (OIV) on 16 March 2021. “Linee Guida per l’Impairment Test dopo gli effetti della pandemia da Covid-19” (Guidelines for Impairment Tests after the effects of the Covid-19 pandemic), with suggestions published by ESMA, the guidelines of the joint document Bank of Italy, Consob, IVASS (document no.4 of 3 March 2010 and no.8 of 21 December 2018) and various Consob communications and warning notices, as well as with the IOSCO (International Organization of Securities Commissions) Document relating to “Recommendations on Accounting for Goodwill”, published in December 2023.

(8)	Under IAS 36, impairment testing, i.e. tests to ascertain whether or not there has been a loss in the value of individual tangible and intangible assets, must be carried out at least once a year, in conjunction with preparation of the financial statements, or more frequently if events have taken place or materialized that would indicate there has been a reduction in the value of such assets (known as “impairment indicators”).

442 | Individual financial statements as at 30 June 2024

this heading, assets or liabilities (or disposal groups) should be readily available for sale and selling plans should be identified, which are active and realistic in a way that their completion is considered highly probable. After the classification in the identified heading, these assets are measured at the lower of the booking value and the fair value after costs to sell, with the exception of some categories of assets (i.e. assets falling under the scope of standard IFRS 9) for which IFRS 5 requires specifically that the valuation provisions of the applicable standard should be used. In case of held-for-sale assets to be still depreciated, this process ends when assets are classified in the mentioned heading.

In case of discontinued operations, i.e. the sale of operating assets relating to an important business sector or geographical area, the standard requires gains and losses related thereto to be grouped together, after any tax effect, in the profit and loss heading “320. Gains (losses) of discontinued operating assets, after tax”.

If the fair value of assets and liabilities held for sale, after costs to sell, is lower than their book value, a write-off will be calculated and booked through profit or loss.

Non-current assets held for sale and disposal groups are derecognized from the balance sheet when the sale occurs.

9 - Tax assets and liabilities

Income taxes are recorded through the profit and loss account, with the exception of tax payable on items debited or credited directly to net equity. Provisions for income tax are calculated on the basis of current, advance and deferred obligations. In particular, prepaid and deferred taxes are calculated on the basis of temporary differences – without time limits – between the value attributed to an asset or liability according to (Italian) statutory regulations and the corresponding values used for tax purposes.

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Advance tax assets are recognized in the balance sheet based on the likelihood of their being recovered.

Deferred tax liabilities are recognized with the exception of tax-suspended reserves, if the size of available reserves previously subjected to taxation is such that it may be reasonably assumed that no transactions will be carried out on the Bank’s own initiative that might lead to their being taxed.

Deferred taxes arising upon business combinations are recognized when this is likely to result in an actual charge for one of the consolidated companies.

Tax assets and liabilities are adjusted as and when changes occur in the regulatory framework or in applicable tax rates, inter alia to cover charges that might arise in connection with inspections by or disputes with the tax revenue authorities.

Contributions to Deposits Guarantee Schemes and resolution funds are accounted for according to IFRIC 21.

10 - Provisions for risks and charges

These regard risks linked to loan commitments and guarantees issued, and to the Bank’s operations which could lead to expenses in the future as well as post-retirement plan provisions (cf. below).

In the first case (provisions for risks and charges to cover commitments and guarantees issued), the amounts set aside are quantified in accordance with the rules on impairment of financial assets measured at amortized cost.

In the other cases the rules of IAS 37 apply, i.e. the potential charge must be estimated reliably; if the time effect is material, provisions are discounted using current market rates; and the provision is recognized in the profit and loss account.

Provisions are reviewed on a regular basis, and where the charges that gave rise to them are deemed unlikely to crystallize, the amounts involved are written back to the profit and loss account in part or in full.

444 | Individual financial statements as at 30 June 2024

Withdrawals are only made from provisions to cover the expenses for which the provision was originally set aside.

As permitted by IAS 37, paragraph 92, no precise indication has been given of any contingent liabilities where this could compromise the company in any way.

11 - Financial liabilities measured at amortized cost

These include the items Due to banks, Due to customers and Debt securities in issue less any amounts bought back. The heading also includes payables in respect of finance lease transactions, whose valuation and classification rules are governed by IFRS 16 and which are subject to the impairment rules under IFRS 9. For a description of the rules for valuing and classifying lease receivables, see the relevant section.

Initial recognition takes place when funds raised are collected or debt securities are issued, and occurs at fair value, which is equal to the amount collected after transaction costs incurred directly in connection with the liability concerned. After initial recognition, liabilities are measured at amortized cost on the basis of the original effective interest rate, with the exception of short-term liabilities which will continue to be stated at the original amount collected.

Derivatives embedded in structured debt instruments are stripped out from the underlying contract and recognized at fair value when they are not closely correlated to the host instrument. Subsequent changes in fair value are recognized through the profit and loss account.

Financial liabilities are derecognized upon expiry or repayment, even if buybacks of previously issued bonds are involved. The difference between the liabilities’ carrying value and the amount paid to repurchase them is recognized through the profit and loss account.

The sale of treasury shares over the market following a buyback (even in the form of repos and securities lending transactions) is treated as a new issue. The new sale price is recorded as a liability without passing through the profit and loss account.

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12 - Trading liabilities

This item includes the negative value of trading derivatives and any derivatives embedded in complex instruments. Liabilities for technical overdrafts connected to securities trading activities as well as the negative value of syndicated loan underwriting commitments are also included. All trading liabilities are measured at fair value and changes are taken through the profit and loss account.

13 - Financial liabilities designated at fair value

These include the value of financial liabilities designated at fair value through profit or loss, on the basis of the option granted to companies (referred to as “fair value option”) by IFRS 9 and in compliance with the cases provided for by such legislation.

Such liabilities are measured at fair value, accounting for earnings according to the following rules laid down in IFRS 9:

–	changes in fair value attributable to changes in one’s credit quality must be recognized in the Statement of Other Comprehensive Income (Net Equity);

–	other changes in fair value must be recognized through profit or loss;

–	amounts stated in other comprehensive income will not flow through profit or loss.

This method cannot be adopted, however, if the recognition of the effects of the issuer’s own credit quality in net equity generates or accentuates an accounting mismatch in profit and loss. In such cases, the profits or losses related to the liability, including those caused as the effect of the change in the issuer’s credit quality, must be measured through profit or loss.(9)

In compliance with the provisions of IFRS 9, the correlation between assets and liabilities is monitored on an ongoing basis.

(9)	This case in particular concerns the related portfolio of assets and liabilities concerning the business model for managing the funding of equity-linked certificates aiming to eliminate the accounting mismatch.

446 | Individual financial statements as at 30 June 2024

14 - Foreign currency transactions

Transactions in foreign currencies are recorded by applying the exchange rates as at the date of the transaction to the amount in the foreign currency concerned.

Assets and liabilities denominated in currencies other than the Euro are translated into Euros using exchange rates prevailing at the reference dates. Differences on cash items due to translation are recorded through the profit and loss account, whereas those on non-cash items are recorded according to the valuation criteria used in respect of the category they belong to (i.e. at cost, through profit or loss or on an equity basis).

The assets and liabilities of non-Italian entities consolidated on a line-by-line basis have been converted at the exchange rate prevailing at the reporting date, whereas the profit-and-loss items have been converted using the average of the average monthly exchange rate readings for the period; any differences emerging after the conversion are recognized among the Net Equity valuation reserves.

15 - Insurance assets and liabilities

Insurance assets and liabilities that fall within the scope of IFRS 17 “Insurance Contracts” are classified in this category.

In particular, the asset item “80. Insurance assets” or the liability item “110. Insurance liabilities” include insurance contracts, reinsurance contracts, and investment contracts with issued discretionary profit-sharing features, as defined and regulated by IFRS 17, belonging to portfolios of insurance contracts, based on the net balance of the portfolio to which they belong. Generally, insurance contracts have a negative balance (insurance liabilities), while reinsurance contracts have a positive balance (insurance assets).

At the time of signing the insurance contract(10) with the insured party, a liability is recognized whose amount is given by the algebraic sum of the present value of the expected contractual cash flows (Present value of future cash flow

(10)	An insurance contract is defined as a contract under which one party (the issuer) underwrites a “significant insurance risk” from another party (the insured), agreeing to indemnify the insured in the event that the same suffers damage resulting from a specific uncertain future event (the insured event).

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– “PVFCF”) which include the so-called Contractual Service Margin – “CSM”, i.e. the present value of expected future profits and the Risk adjustment (“RA”) to cover non-financial risks. All contracts are grouped together to identify “portfolios” that have similar risks and which can be managed in a unified manner.

There are two measurement models: General Model - applicable in principle to all contracts, and Variable Fee Approach (“VFA”) - applicable in particular to direct profit-sharing contracts. An optional simplified model (Premium Allocation Approach - “PAA”) is also provided for the purpose of measuring the residual coverage liability for contracts with a coverage period lasting one year or longer and for all contracts in the event that the measurement is not materially different from the one resulting from applying the General Model.

The insurance liability should be updated at each reporting period to verify the consistency of the estimates made with respect to market conditions. The effects of any updates detected will be recognized in the profit and loss account if the changes refer to current or previous events or to a reduction in the Contractual Service Margin if the changes are due to future events.

With regard to financial assumptions, the principle provides for the option of representing the effects of changes in the profit and loss account or in shareholders’ equity (referred to as Other Comprehensive Income Option - OCI).

Lastly, IFRS 17 provides that the insurance contract should be derecognized when, and only when, the contract is extinguished, i.e. when the obligation specified in the insurance contract expires or is discharged or cancelled.

448 | Individual financial statements as at 30 June 2024

16 – Other Information

Financial liabilities measured at present value of redemption amount

These consist of financial liabilities originating from agreements to buy out minorities in connection with acquisitions of controlling interests. These items, accounted for in heading “80. Other liabilities” of balance sheet, must be recognized at the present value of the redemption amount.

Derecognition of assets

A financial asset must be derecognized from the balance sheet if, and only if, the contractual rights to the cash flows deriving from it have expired, or if the asset has been transferred in accordance with the circumstances permitted under IFRS 9. In such cases, the Bank checks if the contractual rights to receive the cash flows in respect of the asset have been transferred, or if they have been maintained while a contractual obligation to pay the cash flows to one or more beneficiaries continues to exist. It is necessary to check that basically all risks and benefits have been transferred, and any right or obligation originated or maintained as a result of the transfer is recorded separately as an asset or liability where appropriate. If, on the other hand, the Bank retains virtually all risks and benefits, the financial asset must continue to be recorded.

If the Bank has neither transferred nor maintained all risks and benefits, but at the same time has retained control of the financial asset, this continues to be recognized up to the residual interest retained in that asset.

The main forms of activity currently carried out by the Bank which do not require underlying assets to be derecognized are the securitization of receivables, repo trading and securities lending. Conversely, items received as part of deposit bank activity, the return on which is collected in the form of a commission, are not recorded, as the related risks and benefits continue to accrue entirely to the end-investor.

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When a financial asset measured at amortized cost is renegotiated, the Bank derecognizes it only if the renegotiation entails a change of such magnitude that the initial instrument effectively becomes a new one. In such cases, the difference between the original instrument’s carrying value and the fair value of the new instrument is measured through profit or loss, taking due account of any previous write-downs. The new instrument is classified as Stage 1 for the purpose of calculating the expected loss (save in cases where the new instrument is classified as a POCI).

In cases where the renegotiation does not result in substantially different cash flows, the Bank will not derecognize the instrument, but the difference between the original carrying value and the estimated cash flows discounted using the original internal rate of return must be measured through profit or loss (taking due account of any provisions already set aside to cover it).

Leases (IFRS 16)

An agreement is classified as a lease(11) (or contains a lease) based on the substance of the agreement at the execution date. An agreement is, or contains, a lease if its performance depends on the use of a specific good (or goods) and confers the right to use such good (goods) – the “Right of Use” (RoU) – for an agreed period of time and in return for payment of a fee (Lease liabilities). This definition of leasing therefore also includes long-term rentals or hires.

Right-of-use assets are recognized among “Tangible assets”, and calculated as the sum of the current value of future payments (which corresponds to the current value of the recognized liability), the initial direct costs, any instalments received in advance or on the effective date of the lease (down payment), any incentives received from the lessor, and estimates of any costs for removing or restoring the asset underlying the lease.

(11)	Leases in which the Bank is a lessor may be divided into finance leases and operating leases. A lease is defined as a finance lease if all risks and benefits typically associated with ownership are transferred to the lessee. Such leases are accounted for by using the financial method, which involves a receivable being booked as an asset for an amount equal to the amount of the lease, after any expired instalments on principal paid by the lessee, and the interest receivable being taken through the profit and loss account.

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The lease liability, which is booked under “Financial liabilities measured at amortized cost”, is equal to the discounted value of payments due in respect of the lease discounted, as required by the Standard, to the marginal financing rate, equal for the Bank to the Funds Transfer Pricing rate (FTP) as at the date concerned.

The duration of the lease agreement must not only consider the non-cancellable period established by contract, but also the extension options if their use is considered reasonably certain; in particular, the counterparty’s past behaviour, the existence of corporate plans for the disposal of the leased business and any other circumstances indicative of the reasonable certainty of renewal must be considered when providing for automatic renewal.

After initial recognition, right-of-use assets are amortized over the lease duration and written down as appropriate. The liability will be increased by the interest expense accrued and progressively reduced as a result of the payment of fees; in the event of a change in payments, the liability will be recalculated against the right-of-use asset.

For sub-leases, i.e. when an original lease has been replicated with a counterparty, and there are grounds for classifying it as a finance lease, the liability in respect of the original lease is matched by an amount receivable from the sub-lessee rather than the value in use.

Provisions for statutory end-of-service payments and post-retirement schemes

Provisions for statutory end-of-service payment qualify as a defined-contribution retirement plan for units accruing from 1 January 2007 (the date on which the reform of supplemental retirement plans came into force under Legislative Decree No. 252 of 5 December 2005), for cases where the employee opts into a supplemental retirement plan, and also for cases where contributions are paid into the treasury fund held with Istituto Nazionale di Previdenza Sociale (INPS, Italian national social security institution). For such payments, the amount accounted for under labour costs is determined on the basis of the contributions due without using actuarial calculation methods.

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Provision for statutory end-of-service payment accrued up to 1 January 2007 qualify as defined benefit retirement plans, and as such will be recorded depending on the actuarial value calculated in line with the projected unit method. Therefore, future payments will be estimated based on past statistical analyses (for example turnover and retirements) and on the demographic curve; these flows will then be discounted according to a market interest rate that takes the market yield of bonds of leading companies as a benchmark taking into account the average residual duration of the liability weighted on the basis of the percentage of the amount paid or advanced for each maturity with respect to the total amount to be paid or advanced until the final settlement of the entire obligation.

Post-retirement plan provisions have been set aside under company agreements and also qualify as defined benefit plans. In this case, the current value of the liability is adjusted by the fair value of any assets to be used under the terms of such plan.

Actuarial gains and/or losses are recorded in the Other Comprehensive Income statement, while the interest component is recognized in the profit and loss account.

Stock Options, Performance Shares and Long-Term Incentives

Stock option, performance share and long-term incentive (LTI) schemes operated on behalf of Group staff members and collaborators are treated as a component of labour costs.

Schemes which involve payment through the award of shares are measured through profit or loss, with a corresponding increase in net equity, based on the fair value of the financial instruments allocated at the award date, thus spreading the cost of the scheme throughout the period of time in which the requirements in terms of service have been met and the performance targets, if any, have been achieved.

The overall cost of the scheme is recorded in each financial year up to the date on which the plan vests, so as to reflect the best possible estimate of the number of shares that will actually vest. Requirements in terms of service and performance targets are not considered in determining the fair

452 | Individual financial statements as at 30 June 2024

value of the instruments awarded, but the probability of such targets being reached is estimated by the Group and this is factored into the decision as to the number of instruments that will vest. Conversely, market conditions will be included in establishing the fair value, whereas conditions unrelated to the requirements in terms of service are considered “non-vesting conditions” and are reflected in the fair value established for the instruments, and result in the full cost of the scheme being recorded in the profit and loss account immediately in the event that no service requirement and/or performance conditions have been met.

In the event of performance or service conditions not being met and the benefit failing to be allocated as a result, the cost of the scheme is written back. However, if any market conditions fail to be reached, the cost must be recorded in full if the other conditions have been met.

In the event of changes to the scheme, the minimum cost to be recorded is the fair value at the scheme award date prior to the change, if the original conditions for vesting have been met. An additional cost, established at the date on which the change is made to the scheme, must be recorded if the change has entailed an increase in the overall fair value of the scheme for the beneficiary.

For schemes which will involve payments in cash upon expiry, the Group records an amount payable equal to the fair value of the scheme measured at the award date of the scheme and at every reporting date thereafter, up to and including the settlement date, with any changes recorded as labour costs.

Treasury shares

These are deducted from net equity. Any differences between the initial disbursement upon acquisition and the revenues on disposal are also recognized in net equity.

Fees and commissions receivable in respect of services

This heading includes all revenues deriving from the provision of services to customers with the exception of those relating to financial instruments, leases and insurance contracts.

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Revenues from contracts with customers are measured through profit or loss when control over the service is transferred to the customer, in an amount that reflects the fee to which the Bank considers to be entitled in return for the service rendered.

For revenue recognition purposes, the Bank analyses the contracts to establish whether they contain more than one obligation to provide services to which the price of the transaction should be allocated. The revenues are then recorded throughout the time horizon over which the service is rendered, using suitable methods to recognize the measurement in which the service is provided. The Bank also takes into consideration the effects of any variable commissions, and whether or not a significant financial component is involved.

In the event of additional costs being incurred to perform or execute the contract, where such costs meet the requirements of IFRS 15, the Bank will assess whether to capitalize them and then amortize them throughout the life of the contract, or to make use of the exemption provided by IFRS 15 to expense the costs immediately in cases where their amortization period would be complete within twelve months.

Dividends

Dividends were recognized through profit or loss in the year in which their distribution was approved.

Recognition of costs

Costs are measured through profit or loss in accordance with the revenues to which they refer, except in case their capitalization requirements apply and where provided in order to determine amortized cost. Any other costs which cannot be associated with revenues are accounted for immediately in the profit and loss account.

454 | Individual financial statements as at 30 June 2024

Related parties

Related parties are defined, inter alia in accordance with IAS 24, as follows:

a)	individuals or entities which, directly or indirectly, exercise significant influence over the Bank;

b)	shareholders with stakes of 3% or more in the Bank’s share capital;

c)	legal entities controlled by the Bank;

d)	associated companies, joint ventures and entities controlled by them;

e)	key management personnel, that is, individuals with powers and responsibilities, directly or indirectly, for the planning, direction and control of the Parent Company’s activities, including the members of the Board of Directors and Statutory Audit Committee;

f)	entities controlled or jointly controlled by one or more of the entities listed under the foregoing letters a), b) and e) and the joint ventures of entities referred to under letter a);

g)	close family members of the individuals referred to in letters a) and e) above, that is, individuals who may be expected to influence them or be influenced by them in their relations with Mediobanca (this category includes children, spouses and their children, partners and their children, dependants, spouses’ dependants and their partners’ dependants), as well as any entities controlled, jointly controlled or otherwise associated with such individuals.

A.3 – Information on transfers between financial asset portfolios

A.3.1	Reclassification of financial assets: changes to the business model, book value and interest income

A.3.2	Reclassification of financial assets: changes to the business model, Fair Value and effects on other comprehensive income

A.3.3	Reclassification of financial assets: changes to the business model and effective interest rate

At 30 June 2024, there were no data to be reported for any of the three sections above.

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A.4 – Information on fair value

QUALITATIVE INFORMATION

Fair Value

In line with the international accounting standards, the Fair Value of financial instruments stated in the financial statements is the so-called exit price, i.e. the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions, regardless of whether such price is directly observable or estimated using another valuation technique (IFRS 13, §24).

Fair value, therefore, is “the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a regular transaction between market operators at the measurement date”.

The Fair Value hierarchy of an instrument is a direct consequence of the Fair Value estimation approach: in principle, a financial instrument is considered to be listed on an active market if its price represents its current exchange value in normal, effective and regular market operations.

If the market is not active, the Fair Value of the instrument being estimated is measured by using market prices for similar instruments on active markets (comparable approach) or, in the absence of similar instruments, using a valuation technique that uses market and non-observable information (observable/ unobservable inputs).

The Bank has laid down precise guidelines regarding three key aspects: independent calculation of Fair Value, conducted by the control units; the adoption of any Fair Value adjustments to consider aspects of uncertainty/ liquidity; and classification of financial instruments according to a Fair Value hierarchy based on the level of uncertainty of the valuation. In addition to the book fair value, which affects both the balance sheet and the profit and loss account, the Bank is required to make prudent valuation adjustments in order to calculate prudential requirements.

456 | Individual financial statements as at 30 June 2024

These guidelines, set out in Policies approved by the Board of Directors and related implementation Directives approved by the competent Committees, were defined in compliance with the main international regulations (IFRS 13(12) and CRR art 105(13) ); the main activities for calculating the exit price of the financial instruments in the portfolio are shown below.(14)

It should be noted that a Directive was proposed and approved during the year under review to define the organizational model to be adopted by the Bank in the area of valuation and control of Collective Investment Undertakings for the purposes of Independent Price Verification, fair value and prudent value adjustment methodologies, as well as for classification purposes (observability and levelling). The Directive provides a complete and detailed overview of the procedures and responsibilities involved, ensuring that each phase of the investment process is transparent, accurate and compliant with applicable regulations.

Independent Price Verification (IPV)

Independent Price Verification (IPV) is the process through which prices and market data, used to calculate Fair Value and to measure prudent value, are subject to a verification process according to specific accuracy standards defined internally by the Bank. The Independent Price Verification Policy and Directive meet the requirements laid down in Article 105, para. 8 of Regulation (EU) 575/2013, which requires institutions to perform independent price verification in addition to daily marking-to-market or marking-to-model practices and establish and maintain sufficient procedures for providing valuation estimates.

IPV, Independent Price Verification, has the following objectives: formalisation of control methodologies, definition of a market parameter validation approach, definition of the methodologies for quantifying control thresholds, methods and types of escalation and reporting to Senior Management.

(12)	IFRS 13 establishes guidelines for identifying the exit price by using available prices, valuation models and any corrections (FVA) to consider elements of illiquidity/risk which, if not applied, would lead to overestimating the financial instrument, and the need to classify financial instruments according to the level of objectivity in the computation of fair value (FVH).
(13)	The guiding principles of the IPV and PVA processes are defined in the CRR Directive, Article 105.
(14)	It should be emphasized that the accuracy and consistency of these guidelines are subject to rigorous supervision by the Group Audit unit, which verifies the effectiveness and adequacy thereof. Furthermore, a specific internal validation unit has been established, i.e. the Quantitative Risk Methodologies (QRM), which focuses on the validation of the quantitative methods used.

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Verification of the correctness of the valuation will be based on verification of market parameters used for the valuation of instruments that present a risk profile for the Bank and individual Desks by analysing the correct import of data from info providers and the fairness of the financial value through comparison with other info providers, indicative quotations provided by brokers and implicit parameters deduced from such quotations. With regard to illiquid financial instruments, verification should also be performed as regards the valuation methodology input data.

IPV performs data analysis in order to ensure consistency with a comparison source to ensure a correct evaluation of the Bank’s and of individual Desks’ risk positions of the main profit and loss drivers. Any changes to the data will have an impact not only on the balance sheet but also on the Profit and Loss reporting process of the portfolio concerned. Furthermore, the decision to change the source of valuation of any market data during the IPV process, as well as the verification method itself, may generate a different classification of the instrument being analysed with respect to the Fair Value Hierarchy.

For the calculation of IPV adjustments, the Bank uses available and reliable sources. Where possible, these are also used for the Prudent Valuation Adjustment (PVA) process in line with the provisions of Article 3 of Delegated Regulation (EU) 2016/101. These data sources are validated in accordance with the provisions of internal documentation and/or regulations.

The validation process focuses on the asset classes that have a direct impact on the Bank’s Profit and Loss Account, both for proprietary instruments and for guaranteed instruments. In this regard, before proceeding with the analysis of the market parameters, the scope of analysis where to perform the certification is divided into asset classes. However, materiality thresholds (at risk factor level) are established for each exposure above which to apply the calculation described below.

IPV requires daily checks to be performed on all Bank positions (trading book and banking book), which include the year-by-year price of financial instruments, market curves and volatility surfaces. Furthermore, monthly checks, at the latest, are carried out for some asset classes, based on consensus services, given the nature and frequency with which valuation data is available in the systems. Finally, starting from the year under review, annual verifications of the funds (Private Equity, Debt and Real Estate) have been introduced using

458 | Individual financial statements as at 30 June 2024

a leading third-party firm for the valuation of the NAVs of UCITS funds. The IPV process is divided into two levels:

–	the individual underlying assets are specifically verified and, based on the differences found compared to the valuation communicated by the manager, a valuation flag is assigned;

–	the “Documentary completeness” and “Adequacy of valuations” are analysed for each fund.

Fair Value Adjustment (FVA)

Fair Value Adjustment (FVA) plays a fundamental role in the valuation of financial instruments, as it ensures that the fair value reflects the price actually realizable in a practical market transaction. The guidelines defined in the Fair Value policy fully reflect the requirements defined by accounting standard IFRS 13, according to which the valuation of financial instruments should use the exit price method and allow for corrections to be made to the valuations in specific circumstances.

This fair value approach ensures that the valuations made by the Group are based on prices that are realistic and representative of current market conditions, guaranteeing adequate consideration to exit conditions and to the actual possibilities of selling or purchasing the financial instruments being valued. This ensures accurate and reliable financial information to be provided internally and to external stakeholders. In particular:

–	Inputs based on Bid and Ask Prices: when measuring an asset or liability at fair value and having at one’s disposal both a bid and an ask price (as in the case of inputs from a market of operators), the price within the bid-ask spread that best represents fair value in the specific circumstances should be chosen. The Group uses bid or ask prices in order to align with the closing price.

–	Inputs derived from Bid and Ask Prices: the standard does not prohibit the use of average market prices or other pricing conventions commonly used by market participants to measure fair value within the bid-ask spread. However, in the Group’s approach preference is given to the adoption of bid and ask prices in order to obtain a more precise fair value measurement particularly aligned with a reliable closing price.

Notes to the accounts | Part A - Accounting policies | 459

Fair value adjustments have an impact on profit or loss and take into account market liquidity, the uncertainties of parameters, the financing costs, and the complexity of the valuation models used in the absence of shared market practices.

The scope of fair value adjustments includes the following categories:

–	Market Price Uncertainty (MPU): this consists in uncertainties in valuations based on market quotations;(15)

–	Closed-Out Cost (COC): this indicates uncertainties regarding the liquidity cost that the Group may incur in the event of a partial or total sale of an asset measured at fair value;

–	Model Risk (MR): adjustments aimed at mitigating the risk of discrepancy with respect to market practice in the valuation of a product in relation to the choice and implementation of the valuation model;

–	Concentrated Positions: this reflects uncertainties in the valuation of the exit price for positions classified as concentrated (i.e. positions whose disposal would significantly affect the market price);

–	additional investment and financing costs: investment and financing costs may be incurred for own bond issues with an early redemption clause or in the event of early closure of positions in derivative instruments. These costs may vary depending on fluctuations in financing costs.

Credit Value Adjustments (CVA) and Debt Value Adjustments (DVA) are incorporated into the valuation of derivatives to reflect the impact of the counterparty’s credit risk and the Group’s credit quality. CVA represents a negative amount that takes into account cases where the counterparty could go bankrupt before the Group / Bank, with a positive market value against the counterparty. DVA represents an amount that takes into account the cases in which the Group / Bank could go bankrupt before the counterparty, with an impact for the counterparty. These adjustments are calculated taking into account any risk mitigating arrangements, such as collateral and netting arrangements for each counterparty.

(15)	with regard to new corrections to UCITS funds, the FVA process is structured by applying a “Performance Simulation Model”, which uses the Monte-Carlo simulation method: the probability distribution of the discounted NAV of each fund and, consequently, the probability of having to record a discount, is found at maturity. This distribution is used to suggest a range of haircuts to apply to the NAV.

460 | Individual financial statements as at 30 June 2024

The method used to calculate CVA/DVA is based on the following inputs:

–	Expected Positive (EPE) and Expected Negative (ENE) Exposure, derived from simulations, which reflect the positive and negative valuation exposures of derivatives;

–	Probability of Default (PD), which may be derived from historical default probabilities or implied in the market prices of Credit Default Swaps or bonds;

–	Loss Given Default (LGD) is based on the estimated value of expected recovery in the event of the counterparty’s default, as defined by specific analyses conducted by the Group, or recovery rates conventionally used for Credit Default Swap quotations.

Furthermore, the fair value of non-collateralized derivatives may be affected by the Group’s funding costs (Funding Value Adjustment). Therefore, adjustments are made for the different funding costs using a discount curve that represents the average funding level of banks operating in the European corporate derivatives market.

Fair Value Hierarchy (FVH) – Observability and materiality of inputs

The Observability Levelling and Day one Profit Directive, as specified in IFRS 13 and referred to in Bank of Italy Circulars No. 285 and No. 262, requires a hierarchy of levels reflecting the significance of inputs used in the valuations. These inputs, called “valuation inputs,” are the market data used to estimate the fair value of financial instruments. To estimate the fair value of instruments, the Bank uses valuation techniques that are adequate to the circumstances and for which sufficient data are available. Valuation techniques can be based on various approaches:

–	market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

Notes to the accounts | Part A - Accounting policies | 461

–	cost approach (or current replacement method), which reflects the amount that would currently be required to replace an asset’s service capacity;

–	income approach, which converts future amounts (e.g. cash flows or revenues and expenses) into a single discounted amount through, for example: present value methods and option pricing models.

These valuation methods may use different types of inputs, which may be observable or unobservable. Prices quoted in active markets are classified as “observable inputs”. In other cases, the information is considered observable when the valuation is based on market information obtained from sources independent of the Bank or from actual transactions. Under IFRS 13, paragraph B34, some examples of markets from which observable inputs can be derived include the following:

–	exchange markets: in an exchange market, closing prices are both readily available and generally representative of fair value. An example of such a market is the London Stock Exchange;

–	dealer markets: in a dealer market, dealers stand ready to trade (either buy or sell for their own account), thereby providing liquidity by using their capital to hold an inventory of the items for which they make a market. Typically bid and ask prices (representing the price at which a dealer is willing to buy and the price at which a dealer is willing to sell, respectively) are more readily available than closing prices. Over-the-counter markets (for which prices are publicly reported) are dealer markets. Dealer markets also exist for some other assets and liabilities, including some financial instruments, commodities and physical assets;

–	brokered markets: in a brokered market, brokers attempt to match buyers with sellers but do not stand ready to trade for their own account. Brokers do not use their own capital to hold an inventory of the items for which they make a market, but they know the prices bid and asked by the respective parties. Prices of completed transactions are sometimes available. Brokered markets include electronic communication networks, in which buy and sell orders are matched, and commercial and residential real estate markets;

–	principal-to-principal markets: in a principal-to-principal market, transactions, both originations and resales, are negotiated independently with no intermediary. Little information about those transactions may be made available publicly.

462 | Individual financial statements as at 30 June 2024

All cases in which it is not possible to demonstrate the observability of inputs are classified as “unobservable inputs” and, in particular, when the information on which the valuation techniques are based reflects the Bank’s judgement formulated using the best information available in such circumstances.

Under IFRS 13, para. 67, valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

In more detail, based on their observability and considering additional criteria, inputs can be classified into three different levels.

Level 1 inputs:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A quoted price in an active market provides the most reliable evidence of Fair Value and it is the price to be used preferentially to measure financial assets and liabilities held in the portfolio. If a quoted price recorded on an active market is available, alternative valuation techniques based on quotes for comparable instruments or quantitative models cannot be used and the instrument is classified as a “Level 1 instrument” in its entirety. The objective is to reach a price at which a financial instrument would be traded at the reporting date (without altering the instrument) on an active market considered to be the main one or the most advantageous one for the Bank and to which it has immediate access.

Level 2 inputs:

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:

–	quoted prices for similar assets or liabilities in active markets.

–	quoted prices for identical or similar assets or liabilities in markets that are not active.

Notes to the accounts | Part A - Accounting policies | 463

Inputs other than quoted prices that are observable for the asset or liability, for example:

(i)	Interest rates and yield curves observable at commonly quoted intervals;

(ii)	Implied volatility;

(iii)	Credit spread;

(iv)	Market-corroborated inputs.

Level 2 inputs may require adjustments for example relating to:

–	the condition or location of the asset;

–	the extent to which inputs relate to items that are comparable to the asset or liability;

–	the volume or level of activity in the markets within which the inputs are observed.

If there is no public quotation on an active market for the price of the financial instrument as a whole, but active markets exist for its components, Fair Value will be calculated by reference to the relevant market prices for those components. In this case, valuation will not be based on active market quotations for the financial instrument in question, but on observable market inputs or through the use of inputs that are not observable but are supported and confirmed by market data. The use of this approach does not exclude the use of a calculation method, or rather, of a pricing model, through which it is possible to establish the correct price of the transaction at the reference date, in an ideal and independent trading environment justified by normal market considerations.

Level 3 inputs:

Level 3 inputs are not directly observable inputs that are used to measure the Fair Value in the event that relevant observable inputs are not available, making it possible to estimate a closing price even in situations of low market activity for the asset or liability as at the measurement date. The Group estimates unobservable inputs using the best information available in the circumstances,

464 | Individual financial statements as at 30 June 2024

which could include its own data, considering all information on the assumptions of market participants that is reasonably available. Unlike Level 2 inputs, in this case the inputs must be internally estimated according to quantitative methods, such as the use of historical series and comparable underlying instruments. Both Level 2 and Level 3 inputs may be used for a certain instrument. In this case, the final classification of the instrument is defined by applying the materiality assessment.

There are two stages in the process of setting the levels and observability of inputs. In the first stage, a level is assigned to each input used in the instrument valuation model. Thereafter, in the second stage, the relevance of the various inputs used to determine the materiality of unobservable inputs is verified, thus influencing the overall valuation of the instrument. It should be noted that for some categories of instruments, such as private equity or infrastructure alternative investment funds, a more rigorous classification (fair value level) is automatically applied, since the relevant underlying is not listed on the market. However, for some types of instruments there is an illiquidity discount in the NAV valuation in order to bring the valuation to the exit price.

Materiality is a crucial step in establishing whether unobservable inputs (Level 2 or 3) are meaningful to the entire measurement of the instrument. This materiality analysis also extends to inputs used to calculate any adjustments, such as the Fair Value Adjustment (FVA) or the Credit Value Adjustment (CVA).

In summary, the observability and materiality process ensures that the Fair Value of financial instruments is classified correctly based on the significance of the inputs used, ensuring an adequate valuation of the Bank’s financial assets and liabilities.

Starting from the financial year under review, a new fair value hierarchy framework has come into force. It provides for automatic classification into levels based on the significance and liquidity of inputs used in the valuations; in particular, the weight that unobservable inputs have compared to observable inputs will determine their classification, potentially increasing re-classifications based on available market data at the reference date.(16)

(16)	The adoption of this framework for positions in place at 30 June 2023 may have resulted in a reclassification of approximately €40m to level 2.

Notes to the accounts | Part A - Accounting policies | 465

Prudent Valuation Adjustment (PVA)

The Prudent Valuation Policy and Directive meet the regulatory requirements of Article 34 and Article 105, para. 2, of Regulation (EU) 575/2013, which, solely for prudential purposes and therefore without accounting impacts, requires prudential valuation(17)  to be performed by applying adjusted inputs in order to capture stressed events. The difference between Prudent Value and Fair Value (exit price used for recording the instruments in the Group’s financial statements) is called Additional Valuation Adjustment (AVA). The aggregation of AVAs, called Prudent Value Adjustment (PVA), is deducted directly from Common Equity Tier 1 - CET1.

The final adjustment is defined by the Regulator by aggregating nine AVAs:

–	Market Price Uncertainty (MPU): this is the valuation uncertainty based on market prices, calculated at the level of the exposure being measured;(18)

–	Close-out Costs (CoC): these consist in the uncertainty of the exit price, calculated at the level of the exposure being measured;

–	Model Risk (MR): this refers to the valuation uncertainty arising from the uncertainty of the model used and/or of the calibration thereof used by various market participants;

–	Unearned Credit Spreads (UCS): this consists in uncertainty in the measurement necessary to include the present value of expected losses in the event of counterparty default on derivative positions;

–	Investing and Funding Costs (IFC): this is the uncertainty of the valuation of funding costs used in the valuation of the exit price in accordance with the applicable accounting standards;

–	Concentrated Positions (CP): these refer to the uncertainty of the exit price for positions defined as concentrated;

–	Future and Administrative Costs (FAC): this considers administrative costs and future hedging costs over the expected lifetime of the exposures being measured to which a direct exit price has not been applied for CoC AVAs;

–	Early Termination (ET): this considers contingent losses arising from non-contractual early terminations of the clients’ trading positions;

(17)	Prudential valuation is understood as an exit price with a 90% level of certainty.

(18)	In line with the regulations governing Fair Value Adjustments to UCITS funds, where the median of the identified haircut range is used to find the fund correction amount, the maximum value of the identified haircut range is applied on the prudent side.

466 | Individual financial statements as at 30 June 2024

–	Operational Risk (OR): this considers contingent losses that may be incurred as a result of the operational risks associated with the measurement processes.

Positions measured at Fair Value include various categories of financial assets and liabilities, as defined by International Financial Reporting Standards (IFRS); however, some positions are excluded from the AVA calculation if a change in the valuation of their amount does not affect capital resources. These exclusions include positions available for sale (FVOCI) to the extent that valuation changes are subject to prudential filtering, perfectly matching opposite positions (back-to-back) and positions subject to hedging transactions (hedge accounting).

A.4.1 Valuation processes and sensitivity analysis

As required by IFRS 13, quantitative information on the significant non-observable inputs used for the assessment of Level 3 instruments is provided below.

Uncertainties of the inputs and impact on the Mark-to-Market

Non-observable inputs	Quantification of parameter uncertainty	MtM +/- delta (€’000) 30/6/24	MtM +/- delta (€’000) 30/6/23
Implied volatility	For each point on the volatility surface, this is defined as a standard deviation from consensus provided by the independent data provider. For non-contributed underlyings, a proxy is derived from the contributed underlyings.	(49.8)	(4.4)
Equity-equity correlation	For each expiry along the correlation curve, this is defined as a standard deviation from the consensus provided by the independent data provider. For non-contributed underlyings, a proxy is derived from the contributed underlyings.	(11.0)	(16.3)
Credit Spread	For financial guarantees with specific underlyings, credit spread curves are not observable. Proxy curves obtained from underlying prices are used for these instruments	(0.5)	—

Notes to the accounts | Part A - Accounting policies | 467

Measurement techniques - Equity - receivables - interest rate - exchange rate products

Product	Measurement technique	Non-observable inputs	Fair value (*) Assets 30/6/24 (€m)	Fair value (*) Liabilities 30/6/24 (€m)	Fair value (*) Assets 30/6/23 (€m)	Fair value (*) Liabilities 30/6/23 (€m)
OTC bond option	Black-Scholes model	Implied volatility[1]	0.73	(0.42)	—	—
OTC equity single name options, Variance swap	Black-Scholes model	Implied volatility[1]	8.60	—	11.70	(5.68)
OTC equity basket options, best of / worst of, equity autocallable multi-asset options	Black-Scholes model, local volatility model	Implied volatility Equity-equity correlation[2]	19.10	(19.32)	7.45	(11.56)
CDS on Single Names with Recovery Rate 0	Arbitrage Free Credit Spread Model	Recovery Rate	0.05	—	0.37	—
Put options securing the financial yield of pension funds	Black-Scholes model	Projection of future premium flows and death rates of policy holders[3]	0.23	(23.58)	0.01	(29.25)
Forex barrier option	Black-Scholes model	Uncertainty of Valuation Model[4]	0.02	—	—	—
Financial Guarantee	Arbitrage Free Credit Spread Model	Credit Spread and Recovery Rate[5]	0.85	(1.08)	—	—

(*)	The carrying amount shown above is equal to the full fair value of structures and includes fair value adjustments.

[1]	Volatility in a financial context is a measurement of how much the price of an underlying instrument may vary over time. The higher the volatility of the underlying instrument, the greater the risk associated with it. In general, long positions in options benefit from increases in volatility, whereas short positions in options lose out from them. For equity derivatives, the implied volatility area may be obtained from the price of the call and put options, as they have regulated markets. The uncertainty of this input is attributable to one of the following scenarios: illiquidity of quoted prices (wide bid/ask spreads, typical of long maturities or moneyness far from the At-The-Money spot), concentration effects and non-observable market data (again when maturities are considered too long or moneyness far from the At-The-Money spot).

[2]	Equity-equity correlation is a measurement of the correlation between two equity-based underlying instruments. Variations in the correlation levels may impact an instrument’s fair value positively or negatively, depending on the correlation type.

Equity-equity correlations are less observable than volatility, because no correlation products are quoted on any regulated markets. For this reason, correlations are more subject to data uncertainties.

[3]	The contractual form has been structured as a put option with an original term of between 10 and 30 years, the valuation of which is subject to uncertainty regarding both the estimate of future premiums and the NAV level of the underlying pension funds.

[4]	Model uncertainty is a measure of the relationship between two or more different valuation models for a derivative. Variations in the valuation models used may impact an instrument’s fair value positively or negatively.

[5]	The contractual form is structured as a guarantee on specific underlying assets for which there are no observable input parameters.

The main factors contributing to transitions between fair value levels include changes in market conditions and refinements in the measurement models and/ or the non-observable inputs.

Fair value of an instrument may transition from Level 1 to Level 2 or vice versa mainly as a result of the loss (increase) in significance of the price expressed by the active market of the instrument.

Conversely, transfers from Level 2 to Level 3 or vice versa mainly arise as a result of the loss (increase) in significance of inputs, in particular the predominance of non-observable inputs over observable inputs.

468 | Individual financial statements as at 30 June 2024

A.4.4 Other information

The Bank uses the exception provided under IFRS 13, paragraph 48 from measuring fair value of financial assets and liabilities on a net basis by offsetting market and counterparty credit risks.

QUANTITATIVE INFORMATION

A.4.5 Fair value hierarchy

A.4.5.1 Assets and liabilities measured at fair value on a recurring basis, breakdown by fair value hierarchy

						(€’000)

	30 June 2024			30 June 2023
Financial assets/liabilities measured at fair value	Level1	Level2	Level3	Level1	Level2	Level3
1. Financial assets measured at fair value through profit or loss	12,488,927	3,182,164	1,037,563	6,846,149	3,916,806	815,820
a) financial assets held for trading	12,181,392	2,522,146	734,398	6,714,688	3,378,216	416,506
b) financial assets designated at fair value	127,231	578,774	13,210	—	538,590	—
c) other financial assets mandatorily measured at fair value	180,304	81,244	289,955	131,461	—	399,314
2. Financial assets measured at fair value through other comprehensive income	6,414,224	284,208	464,571	5,679,367	51,050	555,230
3. Hedging derivatives	—	561,851	—	—	245,954	—
4. Tangible assets	—	—	—	—	—	—
5. Intangible assets	—	—	—	—	—	—
Total	18,903,151	4,028,223	1,502,134	12,525,516	4,213,810	1,371,050
1. Financial liabilities held for trading	5,796,689	3,760,855	109,166	4,968,008	5,319,418	304,823
2. Financial liabilities designated at fair value	—	3,812,823	352,048	—	1,497,845	26,196
3. Hedging derivatives	—	1,458,738	—	—	2,116,467	—
Total	5,796,689	9,032,419	461,214	4,968,008	8,933,730	331,019

The Bank’s trading book is mainly concentrated on liquid transactions with a low level of uncertainty. A residual, more complex part remains which, however, even in this context of greater volatility and uncertainty, has not undergone significant changes.

Level 3 assets held for trading increased from €416.5m to €734.4m, including €256m relating to underwriting loans entirely sold in early July with no impact on the profit and loss account. The remaining part is mainly represented by exposures in securitized stocks (€276.9m versus €101m) and by exposure in unlisted convertible preferred shares (€171.4m versus €152.3m) offset by the forward sale of the same underlying and classified as Level 2.

Notes to the accounts | Part A - Accounting policies | 469

As at 30 June 2024, Level 3 liabilities held for trading, which mainly concerned autocallable certificates on basket equity, decreased from €304.8m to €109.2m after repayments (€174.5m) and net reclassifications to level 2 (€26.4m). This decrease is linked to the entry into force of the new business model that provides for the Fair Value Option classification of newly issued autocallable equity certificates, which on the other hand determined an increase in Level 3 financial liabilities measured at Fair Value (from €26.2m to €352m); new issues of €270.2m and entries from other levels of €55.9m, relating to a delta-one certificate, were recorded during the year under review.

Financial assets mandatorily measured at Fair Value decreased to approximately €290 (from €399.3m) and consisted of investments in funds (including €4.5m in Polus funds). The reduction is mainly due to transfers of €138.5m to other levels (including €108.5m relating to a Polus fund) partially offset by widespread net purchases of €33.7m.

Financial assets measured at Fair Value through other comprehensive income (bonds, shares and SFPs) decreased from €555.2m to €464.6m with sales and redemptions of €114.1m; changes in Fair Value were positive by €23.5m.

470 | Individual financial statements as at 30 June 2024

A.4.5.2 Annual changes in assets measured at fair value on a recurring basis (Level3 assets)

								(€’000)
	Financial assets measured at fair value through profit or loss
	Total	of which: a) financial assets held for trading (1)	of which: b) financial assets designated at fair value	of which: c) other financial assets mandatorily measured at fair value	Financial assets measured at fair value through other comprehensive income	Hedging derivatives	Tangible assets	Intangible assets
1. Opening balance	815,022	415,708	—	399,314	555,230	—	—	—
2. Increases	524,199	445,923	13,210	65,066	31,787	—	—	—
2.1 Purchases	465,468	397,169	13,210	55,089	7,158	—	—	—
2.2 Profits recognized in:	23,738	13,761	—	9,977	24,292	—	—	—
2.2.1 Profit and loss	23,738	13,761	—	9,977	3,504	—	—	—
- of which: capital gains	9,448	9,448	—	—	—	—	—	—
2.2.2 Net equity	—	X	X	X	20,788	—	—	—
2.3 Transfers from other levels	34,993	34,993	—	—	—	—	—	—
2.4 Other increases	—	—	—	—	337	—	—	—
3. Decreases	301,699	127,274	—	174,425	122,446	—	—	—
3.1 Disposals	131,352	109,920	—	21,432	76,012	—	—	—
3.2 Redemptions	9,507	9,507	—	—	45,251	—	—	—
3.3 Losses recognized in:	15,211	769	—	14,442	1,183	—	—	—
3.3.1 Profit and loss	15,211	769	—	14,442	—	—	—	—
- of which: capital losses	768	768	—	—	—	—	—	—
3.3.2 Net equity	—	X	X	X	1,183	—	—	—
3.4 Transfers to other levels	139,864	1,313	—	138,551	—	—	—	—
3.5 Other decreases	5,765	5,765	—	—	—	—	—	—
4. Closing balance	1,037,522	734,357	13,210	289,955	464,571	—	—	—

(1)	After the market value of options traded (€41,000 at 30 June 2024 and €798,000 at 30 June 2023) the values of which are stated in the assets and liabilities for the same amount.

Notes to the accounts | Part A - Accounting policies | 471

A.4.5.3 Annual changes in liabilities measured at fair value on a recurring basis (Level3)

			(€’000)

	Financial liabilities held for trading (1)	Financial liabilities designated at fair value	Hedging derivatives
1. Opening balance	304,025	26,196	—
2. Increases	53,902	326,121	—
2.1 Issues	28,513	270,166	—
2.2 Losses recognized in:	7,003	—	—
2.2.1 Profit and loss	7,003	—	—
- of which: capital losses	7,003	—	—
2.2.2 Net equity	X	—	—
2.3 Transfers from other levels	18,386	55,955	—
2.4 Other increases	—	—	—
3. Decreases	248,803	269	—
3.1 Redemptions	189,531	—	—
3.2 Buybacks	—	—	—
3.3 Profits recognized in:	11,839	269	—
3.3.1 Profit and loss account	11,839	269	—
- of which: capital gains	11,839	—	—
3.3.2 Net equity	X	—	—
3.4 Transfers to other levels	47,433	—	—
3.5 Other decreases	—	—	—
4. Closing balance	109,124	352,048	—

(1)	After the market value of options traded (€41,000 at 30 June 2024 and €798,000 at 30 June 2023) the values of which are stated in the assets and liabilities for the same amount.

A.4.5.4 Assets and liabilities not measured at fair value or measured at fair value on a non-recurring basis: breakdown by fair value hierarchy

								(€’000)

Assets/liabilities not measured	30 June 2024				30 June 2023
at fair value or measured at fair value on a non-recurring basis	Carrying amount	Level1	Level2	Level3	Carrying amount	Level1	Level2	Level3
1. Financial assets measured at amortized cost	54,813,498	2,656,078	43,069,484	8,532,024	54,588,650	3,073,365	41,655,476	9,623,462
2. Tangible assets held for investment purposes	23,207	—	—	88,854	23,408	—	—	88,500
3. Non-current assets and asset groups held for sale	—	—	—	—	—	—	—	—
Total	54,836,705	2,656,078	43,069,484	8,620,878	54,612,058	3,073,365	41,655,476	9,711,962
1. Financial liabilities measured at amortized cost	65,738,172	—	65,570,835	33,071	60,979,650	—	60,507,403	261,493
2. Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—
Total	65,738,172	—	65,570,835	33,071	60,979,650	—	60,507,403	261,493

472 | Individual financial statements as at 30 June 2024

A.5 - Information on Day One Profit/Loss

Pursuant to IFRS 7, paragraph 28, the “Day One Profit/Loss” is understood as the difference between the fair value of a financial instrument at the initial recognition date (transaction price) and the amount estimated at that date using a valuation technique. This difference may be positive or negative.

In the event that the difference is positive (day one profit) and based on market quotations and models that almost exclusively include the use of observable market inputs, this amount can be included in the positive components of the profit and loss account. However, if the positive difference is based on non-observable market inputs, the fair value of the instrument must be adjusted for such difference and charged through profit or loss when the inputs become observable.

In the event, however, that the difference attributable to non-observable inputs is negative (day one loss), it is immediately recorded through profit or loss on a prudential basis.

The Group applies the day one profit suspension rule to financial instruments classified as Level 3 of the Fair Value hierarchy, i.e. instruments for which the impact of one or more non-observable inputs on the fair value is considered significant, as defined in paragraph 73 of IFRS 13. The day one profit, calculated after fair value adjustments, is amortized over the expected period for which the input data will remain unobservable. The day one profit is not applied if the risks generated by the transaction are hedged with a market counterparty (back-to-back) and therefore there are no impacts on profit or loss due to the non-observable input.

During the financial year, the day one profit was only applied to certificates for an amount of €2.7m in profits on autocallable equity relating to a value of €234.6m (last year they amounted to €4.1m for a value of €215.8m).

Notes to the accounts | Part A - Accounting policies | 473

Part B - Notes to the Individual Balance Sheet(*)

Assets

SECTION 1

Heading 10: Cash and cash equivalents

1.1 Cash and cash equivalents: breakdown

	Total	Total
	30 June 2024	30 June 2023
a) Cash	258	566
b) Current accounts and demand deposits with Central Banks	2,376,436	3,273,797
c) Current accounts and demand deposits with banks (1)	903,963	1,152,488
Total	3,280,657	4,426,851

(*)	Figures in €’000.

474 | Individual financial statements as at 30 June 2024

SECTION 2

Heading 20: Financial assets measured at fair value through profit or loss

2.1 Financial assets held for trading: product breakdown(*)

	Total				Total
	30 June 2024				30 June 2023
Items/Values	Level1	Level2	Level3		Level1	Level2	Level3
A. Cash assets
1. Debt securities	7,627,756	442,742	276,977		4,993,088	189,264	232,440
1.1 Structured securities	11,722	19,100	—		1,310	10,625	—
1.2 Other debt securities	7,616,034	423,642	276,977		4,991,778	178,639	232,440
2. Equity securities(1)	3,753,655	—	171,736		1,020,812	—	163,498
3. UCIT units	361	—	1,021		25	—	230
4. Loans	—	—	255,901	(3)	4,085	—	—
4.1 Reverse repos	—	—	—		—	—	—
4.2 Other	—	—	255,901		4,085	—	—
Total (A)	11,381,772	442,742	705,635		6,018,010	189,264	396,168
B. Derivative instruments
1. Financial derivatives	799,620	1,849,376	28,708		696,678	3,036,813	19,964
1.1 trading	799,620	1,849,376	28,708	(2)	696,678	3,036,813	19,964	(2)
1.2 related to the fair value option	—	—	—		—	—	—
1.3 other	—	—	—		—	—	—
2. Credit derivatives	—	230,028	55		—	152,139	374
2.1 trading	—	230,028	55		—	152,139	374
2.2 related to the fair value option	—	—	—		—	—	—
2.3 other	—	—	—		—	—	—
Total (B)	799,620	2,079,404	28,763		696,678	3,188,952	20,338
Total (A+B)	12,181,392	2,522,146	734,398		6,714,688	3,378,216	416,506

(*)	For the criteria used to determine fair value and classification of financial instruments within the three fair value ranking levels, see Part A – Accounting Policies.
(1)	Equity securities include shares committed in securities lending transactions totalling €1,015,975 (€399,599 in the previous year).
(2)	This includes €41,000 (€798,000 in June 2023) relating to options traded, whose contra-item was recorded among trading liabilities.
(3)	These positions were acquired as part of loan underwriting commitments whose syndication concluded in early July 2024.

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 475

2.2 Financial assets held for trading: breakdown by borrower/issuer/counterparty

Items/Values	30 June 2024	30 June 2023
A. CASH ASSETS
1. Debt securities	8,347,475	5,414,792
a) Central Banks	—	—
b) Public administrations	6,578,665	3,253,899
c) Banks	1,178,323	1,517,530
d) Other financial companies	454,049	533,140
of which: insurance companies	2,832	—
e) Non-financial companies	136,438	110,223
2. Equity securities	3,925,391	1,184,310
a) Banks	622,756	217,180
b) Other financial companies	786,722	271,147
of which: insurance companies	132,406	9,977
c) Non-financial companies	2,515,913	695,983
d) Other issuers	—	—
3. UCIT units	1,382	255
4. Loans	255,901	4,085
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	—	—
d) Other financial companies (1)	255,901	—
of which: insurance companies	—	—
e) Non-financial companies	—	4,085
f) Households	—	—
Total (A)	12,530,149	6,603,442
B. DERIVATIVE INSTRUMENTS
a) Central Counterparties	448,621	1,487,126
b) Other	2,459,166	2,418,842
Total (B)	2,907,787	3,905,968
Total (A+B)	15,437,936	10,509,410

(1)	These positions were acquired as part of loan underwriting commitments whose syndication concluded in early July 2024..

476 | Individual financial statements as at 30 June 2024

2.3 Financial assets designated at fair value: product breakdown(*)

	Total			Total
	30 June 2024			30 June 2023
Voci/Valori	Level1	Level2	Level3	Level1	Level2	Level3
1. Debt securities (1)	127,231	—	13,210	—	—	—
1.1 Structured securities	—	—	—	—	—	—
1.2 Other debt securities	127,231	—	13,210	—	—	—
2. Loans	—	578,774	—	—	538,590	—
2.1 Structured	—	—	—	—	—	—
2.2 Other (1)	—	578,774	—	—	538,590	—
Total	127,231	578,774	13,210	—	538,590	—

(*)	For the criteria used to determine fair value and classification of financial instruments within the three fair value ranking levels, see Part A – Accounting Policies.

(1)	In relation to FVO liabilities.

2.4 Financial assets designated at fair value: breakdown by borrower/issuer

Items/Values	30 June 2024	30 June 2023
1. Debt securities (1)	140,441	—
a) Central Banks	—	—
b) Public administrations	13,210	—
c) Banks	115,282	—
d) Other financial companies	2,017	—
of which: insurance companies	—	—
e) Non-financial companies	9,932	—
2. Loans	578,774	538,590
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	—	—
d) Other financial companies	578,774	538,590
of which: insurance companies	578,774	538,590
e) Non-financial companies	—	—
f) Households	—	—
Total	719,215	538,590

(1)	In relation to FVO liabilities.

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 477

2.5 Other financial assets mandatorily measured at fair value: product breakdown

	30 June 2024			30 June 2023
Items/Values	Level1	Level2	Level3	Level1	Level2	Level3
1. Debt securities	—	295	4	412	—	451
1.1 Structured securities	—	—	—	—	—	—
1.2 Other debt securities	—	295	4	412	—	451
2. Equity securities	—	—	4,206	—	—	3,187
3. UCIT units	180,304	80,949	285,745	131,049	—	395,676
4. Loans	—	—	—	—	—	—
4.1 Reverse repos	—	—	—	—	—	—
4.2 Other	—	—	—	—	—	—
Total	180,304	81,244	289,955	131,461	—	399,314

2.6 Other financial assets mandatorily measured at fair value: breakdown by borrower/issuer

Items/Values	30 June 2024	30 June 2023
1. Equity securities	4,206	3,187
of which: banks	—	—
of which: other financial companies	4,206	3,187
of which: non-financial companies	—	—
2. Debt securities	299	863
a) Central Banks	—	—
b) Public administrations	295	412
c) Banks	—	—
d) Other financial companies	4	451
of which: insurance companies	—	—
e) Non-financial companies	—	—
3. UCIT units	546,998	526,725
4. Loans	—	—
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	—	—
d) Other financial companies	—	—
of which: insurance companies	—	—
e) Non-financial companies	—	—
f) Households	—	—
Total	551,503	530,775

478 | Individual financial statements as at 30 June 2024

SECTION 3

Heading 30: Financial assets measured at fair value through other comprehensive income

3.1	Financial assets measured at fair value through other comprehensive income: product breakdown(*)

	30 June 2024			30 June 2023
Items/Values	Level1	Level2	Level3 (1)	Level1	Level2	Level3(1)
1. Debt securities	6,286,677	284,208	78,578	5,563,499	51,050	186,571
1.1 Structured securities	—	—	—	—	—	—
1.2 Other debt securities	6,286,677	284,208	78,578	5,563,499	51,050	186,571
2. Equity securities	127,547	—	385,993	115,868	—	368,659
3. Loans	—	—	—	—	—	—
Total	6,414,224	284,208	464,571	5,679,367	51,050	555,230

(*)	For the criteria used to determine fair value and classification of financial instruments within the three fair value ranking levels, see Part A – Accounting Policies.
(1)	These include AT1 instruments of Mediobanca Premier (€159.2m), MB International (€94.7m) and Polus Capital Management Group (€4.1m), as well as equity-like financial instruments.

3.2	Financial assets measured at fair value through other comprehensive income: breakdown by borrower/issuer

Items/Values	30 June 2024	30 June 2023
1. Debt securities	6,649,463	5,801,120
a) Central Banks	—	—
b) Public administrations	5,651,809	4,548,278
c) Banks	617,946	627,515
d) Other financial companies	171,013	433,068
of which: insurance companies	21,972	38,163
e) Non-financial companies	208,695	192,259
2. Equity securities	513,540	484,527
a) Banks	254,072	240,520
b) Other issuers:	259,468	244,007
- other financial companies	48,639	33,658
of which: insurance companies	—	—
- non-financial companies	210,829	210,349
- other	—	—
3. Loans	—	—
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	—	—
d) Other financial companies	—	—
of which: insurance companies	—	—
e) Non-financial companies	—	—
f) Households	—	—
Total	7,163,003	6,285,647

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 479

3.3	Financial assets measured at fair value through other comprehensive income: gross value and overall value adjustments

	Gross value					Overall value adjustments
	First stage	of which: Low credit risk instruments (*)	Second stage	Third stage	Purchased or originated credit impaired assets	First stage	Second stage	Third stage	Purchased or originated credit impaired assets	Overall partial write-offs
Debt securities	6,637,344	845,204	19,772	—	—	6,996	657	—	—	—
Loans	—	—	—	—	—	—	—	—	—	—
Total 30 June 2024	6,637,344	845,204	19,772	—	—	6,996	657	—	—	—
Total 30 June 2023	5,771,319	31,064	37,723	—	—	6,537	1,385	—	—	—

(*)	As required by Bank of Italy circular no. 262, fifth amendment, the column headed “of which” must show the gross value of the low credit risk instruments as defined by IFRS 9, paras. B5.5.29. For the Mediobanca Group, the concept of “low credit risk” is equivalent to that of rating, hence low credit risk applies to the case of counterparties rated as investment grade.

SECTION 4

Heading 40: Financial assets measured at amortized cost

4.1	Financial assets measured at amortized cost: product breakdown of amounts due from banks (30/6/24) (*)

	Total
	30 June 2024
	Carrying amount			Fair value (*)
Transaction Type/Values	Stages 1 and 2	Stage 3	Purchased or originated credit impaired assets	Level1	Level2	Level3
A. Due from Central Banks	257,949	—	—	—	257,949	—
1. Term deposits	—	—	—	X	X	X
2. Compulsory reserves	257,949	—	—	X	X	X
3. Reverse repos	—	—	—	X	X	X
4. Other	—	—	—	X	X	X
B. Due from banks	30,840,058	—	—	—	30,044,758	88,568
1. Loans	29,934,697	—	—	—	29,127,801	88,568	(1)
1.1 Current accounts	—	—	—	X	X	X
1.2. Term deposits	1,250,116	—	—	X	X	X
1.3. Other loans:	28,684,581	—	—	X	X	X
- Reverse repos	2,165,150	—	—	X	X	X
- Finance leases	—	—	—	X	X	X
- Other	26,519,431	—	—	X	X	X
2. Debt securities	905,361	—	—	—	916,957	—
2.1 Structured securities	—	—	—	—	—	—
2.2 Other debt securities	905,361	—	—	—	916,957	—
Total	31,098,007	—	—	—	30,302,707	88,568

(*)	For the criteria used to determine fair value and classification of financial instruments within the three fair value ranking levels, see Part A – Accounting Policies.

(1)	Items in transit.

480 | Individual financial statements as at 30 June 2024

4.1	Financial assets measured at amortized cost: product breakdown of amounts due from banks (30/6/23) (*)

	Total
	30 June 2023
	Carrying amount			Fair value*
Transaction Type/Values	Stages 1 and 2	Stage 3	Purchased or originated credit impaired assets	Level1	Level2	Level3
A. Due from Central Banks	255,059	—	—	—	255,059	—
1. Term deposits	—	—	—	X	X	X
2. Compulsory reserves	255,059	—	—	X	X	X
3. Reverse repos	—	—	—	X	X	X
4. Other	—	—	—	X	X	X
B. Due from banks	29,859,534	—	—	58,649	29,520,376	35,792
1. Loans	28,900,888	—	—	—	28,631,075	35,792
1.1 Current accounts	—	—	—	X	X	X
1.2. Term deposits	333,879	—	—	X	X	X
1.3. Other loans:	28,567,009	—	—	X	X	X
- Reverse repos	1,796,987	—	—	X	X	X
- Finance leases	—	—	—	X	X	X
- Other	26,770,022	—	—	X	X	X
2. Debt securities	958,646	—	—	58,649	889,301	—
2.1 Structured securities	—	—	—	—	—	—
2.2 Other debt securities	958,646	—	—	58,649	889,301	—
Total	30,114,593	—	—	58,649	29,775,435	35,792

(*)	For the criteria used to determine fair value and classification of financial instruments within the three fair value ranking levels, see Part A – Accounting Policies.

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 481

4.2	Financial assets measured at amortized cost: product breakdown of amounts due from customers (30/6/24) (*)

	Total
	30 June 2024
	Carrying amount			Fair value (*)
Transaction Type/Values	Stages 1 and 2	Stage 3	Purchased or originated credit impaired assets	Level1	Level2	Level3
1. Loans	20,164,346	15,096	—	—	12,491,319	7,877,118
1.1 Current accounts	1,242,502	—	—	X	X	X
1.2 Reverse repos	3,209,855	—	—	X	X	X
1.3 Mortgages	12,622,695	14,730	—	X	X	X
1.4 Credit cards, personal loans and salary-backed finance	—	—	—	X	X	X
1.5 Finance leases	1,391	—	—	X	X	X
1.6 Factoring	—	—	—	X	X	X
1.7 Other loans	3,087,903	366	—	X	X	X
2. Debt securities	3,536,049	—	—	2,656,078	275,459	566,338
2.1 Structured securities	—	—	—	—	—	—
2.2 Other debt securities	3,536,049	—	—	2,656,078	275,459	566,338
Total	23,700,395	15,096	—	2,656,078	12,766,778	8,443,456

(*)	For the criteria used to determine fair value and classification of financial instruments within the three fair value ranking levels, see Part A – Accounting Policies.

4.2	Financial assets measured at amortized cost: product breakdown of amounts due from customers (30/6/23) (*)

	Total
	30 June 2023
	Carrying amount			Fair value*
Transaction Type/Values	Stages 1 and 2	Stage 3	Purchased or originated credit impaired assets	Level1	Level2	Level3
1. Loans	20,097,040	18,928	—	—	11,861,011	8,334,466
1.1 Current accounts	1,353,073	—	—	X	X	X
1.2 Reverse repos	1,652,332	—	—	X	X	X
1.3 Mortgages	14,141,038	18,562	—	X	X	X
1.4 Credit cards, personal loans and salary-backed finance	—	—	—	X	X	X
1.5 Finance leases	2,580	—	—	X	X	X
1.6 Factoring	—	—	—	X	X	X
1.7 Other loans	2,948,017	366	—	X	X	X
2. Debt securities	4,358,089	—	—	3,014,716	19,030	1,253,204
2.1 Structured securities	—	—	—	—	—	—
2.2 Other debt securities[1]	4,358,089	—	—	3,014,716	19,030	1,253,204
Total	24,455,129	18,928	—	3,014,716	11,880,041	9,587,670

(*)	For the criteria used to determine fair value and classification of financial instruments within the three fair value ranking levels, see Part A – Accounting Policies.
(1)	Of which, 652,314 relating to the Group’s securitizations (Compass Banca).

482 | Individual financial statements as at 30 June 2024

4.3	Financial assets measured at amortized cost: breakdown by borrower/issuer of amounts due from customers

	Total 30 June 2024			Total 30 June 2023
Transaction Type/Values	Stages 1 and 2	Stage 3	Purchased or originated credit impaired assets	Stages 1 and 2	Stage 3	Purchased or originated credit impaired assets
1. Debt securities	3,536,049	—	—	4,358,089	—	—
a) Public administrations	2,488,926	—	—	2,779,579	—	—
b) Other financial companies	967,083	—	—	1,440,016	—	—
of which: insurance companies	184,242	—	—	177,265	—	—
c) Non-financial companies	80,040	—	—	138,494	—	—
2. Loans to:	20,164,346	15,096	—	20,097,040	18,928	—
a) Public administrations	102,619	—	—	104,776	—	—
b) Other financial companies	10,683,557	29	—	9,192,574	2,142	—
of which: insurance companies	336,622	—	—	185,673	—	—
c) Non-financial companies	8,637,385	8,085	—	9,938,174	15,692	—
d) Households	740,785	6,982	—	861,516	1,094	—
Total	23,700,395	15,096	—	24,455,129	18,928	—

4.4	Financial assets measured at amortized cost: gross value and overall value adjustments

	Gross value					Overall value adjustments
	Stage 1	of which: Low credit risk instruments	Stage 2	Stage 3	Purchased or originated credit impaired assets	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets	Overall partial write-offs
Debt securities	4,434,328	1,574,140	17,206	—	—	4,469	5,655	—	—	—
Loans	50,239,711	100,573	166,428	19,530	—	42,412	6,735	4,434	—	—
Total 30 June 2024	54,674,039	1,674,713	183,634	19,530	—	46,881	12,390	4,434	—	—
Total 30 June 2023	54,450,570	216,333	190,525	111,714	—	60,445	10,928	92,786	—	—

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 483

SECTION 5

Heading 50: Hedging derivatives

5.1 Hedging derivatives: by hedge type and level

	Fair Value			Notional	Fair Value			Notional
	30 June 2024			value	30 June 2023			value
	Level1	Level2	Level3	30 June 2024	Level1	Level2	Level3	30 June 2023
A. Financial derivatives
1. Fair value	—	557,740	—	27,970,253	—	245,954	—	16,569,403
2. Cash flows	—	4,111	—	305,000	—	—	—	—
3. Foreign investments	—	—	—	—	—	—	—	—
B. Credit derivatives
1. Fair value	—	—	—	—	—	—	—	—
2. Cash flows	—	—	—	—	—	—	—	—
Total	—	561,851	—	28,275,253	—	245,954	—	16,569,403

5.2 Hedging derivatives: breakdown by portfolio hedged and hedge type

	Fair Value							Cash flows
	Specific
Transaction / Type of	debt securities and interest	equity securities and stock	currencies							Foreign
hedging	rates	indexes	and gold	credit	commodities	other	Generic	Specific	Generic	investments
1. Financial assets measured at fair value through other comprehensive income	24,734	—	—	—	X	X	X	1,603	X	X
2. Financial assets measured at amortized cost	454,276	X	—	—	X	X	X	76	X	X
3. Portfolio	X	X	X	X	X	X	—	X	—	X
4. Other transactions	—	—	—	—	—	—	X	—	X	—
Total assets	479,010	—	—	—	—	—	—	1,679	—	—
1. Financial liabilities	78,730	X	—	—	—	—	X	—	X	X
2. Portfolio	X	X	X	X	X	X	—	X	—	X
Total liabilities	78,730	—	—	—	—	—	—	—	—
1. Expected transactions	X	X	X	X	X	X	X	2,432	X	X
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	—	X	—	—

484 | Individual financial statements as at 30 June 2024

SECTION 7

Heading 70: Equity investments

At 30 June 2024, the book value of the item “Equity investments” amounted to €3,771.5m.

7.1 Equity investments: disclosure on relationships

Company Name		Registered office	Operating office	Shareholding in %		Available Voting rights in %
A.	Wholly controlled entities
	Polus Capital Management Group Limited
	Capital GBP 527 in shares worth GBP 0.005 each	London	London	63.75	(*)	63.75
	Mediobanca Premier S.p.A.
	Capital €506.3m in shares worth €0.50 each	Milan	Milan	100.0		100.0
	CMB MONACO S.A.M.
	Capital €111.1m in shares worth €200 each	Monte Carlo	Monte Carlo	100.0		100.0
	Compass Banca S.p.A.
	Capital €587.5m in shares worth €5 each	Milan	Milan	100.0		100.0
	Mediobanca Innovation Services - MIS S.c.p.A.
	Capital €35m in shares worth €5 each	Milan	Milan	100.0		100.0
	Mediobanca Management Company
	Capital €500,000 in shares worth €10 each	Luxembourg	Luxembourg	100.0		100.0
	Mediobanca SGR
	Capital €10.3m in shares worth €51.65 each	Milan	Milan	100.0		100.0
	Messier et Associés Sas
	Capital €50,000 in shares worth €0.1 each	Paris	Paris	80.04	(**)	80.04
	MB Facta S.p.A.
	Capital €120m in shares worth €1 each	Milan	Milan	100.0		100.0
	MB Funding Lux S.A.
	Capital €831,000 in shares worth €1 each	Luxembourg	Luxembourg	100.0		100.0
	MB International (Luxembourg) S.A.
	Capital €10m in shares worth €10 each	Luxembourg	Luxembourg	100.0		100.0
	MB Securities USA LLC
	Capital $2.25m	New York	New York	100.0		100.0
	RAM Active Investments S.A. Capital CHF1m in
	shares worth CHF10 each	Geneva	Geneva	93.0	(***)	93.0
	SelmaBipiemme Leasing S.p.A.
	Capital €41.3m in shares worth €0.50 each	Milan	Milan	60.0		60.0
	CMB Real Estate Development
	Capital €75.2m in shares worth €75,200 each	Monte Carlo	Monte Carlo	40.0		40.0
	Spafid S.p.A.
	Capital €6.1m in shares worth €10 each	Milan	Milan	100.0		100.0
	Arma Partners LLP (****)	Milan	Milan	100.0		100.0
B.	Entities under common control
	MBSpeedUP Limited
	Capital €100 in shares worth €1 each	London	London	50.0		50.0
C.	Entities under significant influence
	Assicurazioni Generali S.p.A.
	Capital €1,592.4m in shares worth €1 each	Trieste	Trieste	13.11		13.11
	Istituto Europeo di Oncologia S.r.l.
	Capital €80.6m	Milan	Milan	25.37		25.37
	Finanziaria Gruppo Bisazza
	Capital €100,000	Vicenza	Vicenza	22.67		22.67
	CLI Holdings II (fund units)	London	London	24.09		24.09

(*)	The percentage rises to 89.07% if account is taken of the put & call option agreements concluded at the time of acquisition.
(**)	The percentage rises to 100% if account is taken of the put & call option agreements concluded at the time of acquisition.
(***)	The percentage rises to 98.28% if account is taken of the put & call option agreements concluded at the time of acquisition.
(****)	Arma Partners was established as a Limited Liability Partnership. This corporate form does not require share capital but rather contributions from participating partners.

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 485

7.2 Significant investments: carrying amount, fair values and dividends received

Company Name		Book Value	Fair Value	Dividends received
A.	Wholly controlled entities
	Polus Capital Management Group Limited	89,908	n.a.	—
	Mediobanca Premier S.p.A.	666,503	n.a.	33,000
	CMB MONACO S.A.M.	374,901	n.a.	320,000
	Compass Banca S.p.A.	769,516	n.a.	330,000
	Mediobanca Innovation Services - MIS S.c.p.A.	35,076	n.a.	—
	Mediobanca Management Company	3,993	n.a.	8,106
	Mediobanca SGR	38,145	n.a.	—
	Messier et Associés Sas	94,095	n.a.	3,703
	MBFACTA S.p.A.	120,502	n.a.	11,050
	MB Funding Lux	831	n.a.	—
	MB International (Luxembourg) S.A.	6,172	n.a.	18,403
	MB Securities USA LLC	211	n.a.	—
	RAM Active Investments S.A.	25,352	n.a.	—
	SelmaBipiemme Leasing S.p.A.	33,013	n.a.	32,246
	CMB Real Estate Development	30,060	n.a.	—
	Spafid S.p.A.	8,890	n.a.	—
	Arma Partners LLP	259,731	n.a.	13,174
B.	Entities under joint control
	MBSpeedUP Limited	1,750	n.a.	—
C.	Entities under significant influence
	Assicurazioni Generali S.p.A.	1,123,715	4,759,117	261,556
	Istituto Europeo di Oncologia S.r.l.	38,995	n.a.	—
	Finanziaria Gruppo Bisazza	6,879	n.a.	839
	CLI Holding II	43,295	n.a.	9,101
Total		3,771,533		1,041,178

The description of the reasons why an investee is subject to joint control or significant influence is contained in “Section 3 - Part A - Accounting Policies”, to which reference should be made.

486 | Individual financial statements as at 30 June 2024

7.3 Significant investments: accounting data(*)

Company name	Cash and Cash Equivalents	Financial assets	Non-financial assets	Financial Liabilities	Non-financial liabilities	Total revenues (**)	Net interest income	Adjustments and write-backs of tangible and intangible assets	Profit (loss) on ordinary operations before tax	Profit (loss) on ordinary operations after tax	Profit (loss) on held-for-sale assets after tax	Profit (loss) for the period (1)	Other profit (loss) components after tax (2)	Other comprehensive income (3) = (1) + (2)
A. Wholly controlled entities
Polus Capital Management Group Limited	32,247	9,422	107,848	58	27,941	55,772	658	(1,179)	12,952	9,275	—	9,275	—	9,275
Mediobanca Premier S.p.A.	903,832	29,238,783	519,028	29,340,236	372,311	454,014	273,795	(33,116)	86,804	58,124	—	58,124	227	58,351
CMB MONACO S.A.M.	1,498,008	6,627,319	110,456	7,191,515	276,848	183,817	115,085	(16,808)	82,428	65,024	—	65,024	—	65,024
Compass Banca S.p.A.	618,401	15,555,125	1,052,110	13,769,107	391,592	1,081,272	1,034,160	(15,273)	654,448	473,166	—	473,166	(184,511)	288,655
Mediobanca Innovation Services - MIS S.c.p.A.	233	—	89,099	28,418	25,370	(704)	(704)	(24,706)	(23)	2	—	2	8	10
Mediobanca Management Company	8,054	—	8,121	17	8,363	2,227	250	(155)	(559)	(560)	—	(560)	—	(560)
Mediobanca SGR	8,609	48,996	21,660	1,214	13,961	33,546	1,857	(374)	13,604	9,571	—	9,571	1	9,572
Messier et Associés Sas	4,648	801	74,327	24,242	37,236	41,233	(921)	(1,107)	2,925	2,193	—	2,193	—	2,193
MBFACTA S.p.A.	29,608	2,952,090	175,044	2,891,132	27,517	48,174	41,430	(240)	32,638	22,111	—	22,111	14	22,125
MB Funding Lux	966	—	287	—	243	—	—	—	36	24	—	24	—	24
MB International (Luxembourg) S.A.	596,508	6,292,934	14,010	6,432,330	21,691	33,952	31,893	(215)	23,728	19,701	—	19,701	(1,630)	18,071
MB Securities USA LLC	6,324	—	1,352	—	1,799	3,484	—	(24)	22	22	—	22	—	22
RAM Active Investments S.A.	5,789	3,177	7,484	18	2,493	9,670	14	(336)	(2,489)	(2,618)	—	(2,618)	—	(2,618)
SelmaBipiemme Leasing S.p.A.	19,054	1,238,075	93,606	1,136,258	32,033	29,934	27,897	(1,968)	12,952	9,275	—	9,275	(45)	9,230
CMB Real Estate Development	—	—	50,392	916	439	(19)	(1)	(1,046)	(486)	(486)	—	(486)	—	(486)
Spafid S.p.A.	14,663	1,653	32,172	1,063	6,677	9,068	746	(565)	(264)	(339)	—	(339)	(5)	(344)
Arma Partners LLP	62,181	26	19,657	—	12,699	67,295	1,716	(236)	42,772	42,772	—	42,772	—	42,772
B. Companies under common control
MBSpeed UP	X	1,750	650	—	—	—	—	—	—	—	—	—	—	—
C. Entities under significant influence
Assicurazioni Generali S.p.A.	X	477,256,000	24,286,000	465,241,000	12,086,000	52,873,000	5,862,000	-342,000	5,574,000	4,037,000	84,000	4,037,000	163,000	4,200,000
Istituto Europeo di Oncologia S.r.l.	X	108,177	179,472	148,865	75,242	417,265	X	X	5,457	3,685	—	3,685	—	3,685
Finanziaria Gruppo Bisazza	X	6,384	19,074	5,168	2,932	29,707	X	X	2,637	1,813	—	1,813	—	1,813
CLI Holding II	X	145,400	2,729	148,329	48	X	102	X	2	1	—	1	—	1

(*)  All data are in Euros, including for foreign subsidiaries.

(**)  This is understood as interim earnings: Total revenues stated in the accounting statements.

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 487

7.5 Equity investments: changes during the period

	30 June 2024	30 June 2023
A. Balance at start of period	3,528,482	3,563,039
B. Increases	293,659	20,025
B.1 Purchases	263,353	20,025
B.2 Write-backs	—	—
B.3 Write-ups	—	—
B.4 Other changes	30,306	—
C. Decreases	50,608	54,582
C.1 Sales	2	—
C.2 Value adjustments	35,179	54,263
C.3 Other changes	15,427	319
D. Balance at end of period	3,771,533	3,528,482
E. Total revaluations	—	—
F. Total adjustments	981,371	946,192

SECTION 8

Heading 80: Property, plant and equipment

8.1 Core tangible assets: breakdown of assets measured at cost

	Total	Total
Assets/Values	30 June 2024	30 June 2023
1. Property assets	96,372	92,498
a) land	67,896	67,896
b) buildings	18,875	17,611
c) furniture	2,371	1,551
d) electronic systems	3,272	2,448
e) other	3,958	2,992
2. Leased assets	21,870	23,736
a) land	—	—
b) buildings	15,829	19,617
c) furniture	—	—
d) electronic systems	—	—
e) other	6,041	4,119
Total	118,242	116,234
of which: obtained by enforcement of collateral	—	—

488 | Individual financial statements as at 30 June 2024

8.2 Properties held for investment purposes: breakdown of assets measured at cost

	Total				Total
	30 June 2024				30 June 2023
	Carrying	Fair value			Carrying	Fair value
Assets/Values	amount	Level1	Level2	Level3	amount	Level1	Level2	Level3
1. Property assets	23,207	—	—	88,854	23,408	—	—	88,500
a) land	20,350	—	—	52,148	20,350	—	—	52,148
b) buildings	2,857	—	—	36,706	3,058	—	—	36,352
2. Rights-of-use assets	—	—	—	—	—	—	—	—
a) land	—	—	—	—	—	—	—	—
b) buildings	—	—	—	—	—	—	—	—
Total	23,207	—	—	88,854	23,408	—	—	88,500
of which: obtained by enforcement of collateral	—	—	—	—	—	—	—	—

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 489

8.6 Core assets: changes during the year

	Land	Buildings	Furniture	Electronic systems	Other	Total
A. Gross opening balance 30 June 2023	67,896	76,759	9,751	12,070	35,754	202,230
A.1 Decreases in total net value	—	(39,531)	(8,200)	(9,622)	(28,643)	(85,996)
A.2 Net opening balance 30 June 2023	67,896	37,228	1,551	2,448	7,111	116,234
B. Increases:	—	2,606	1,202	1,474	6,087	11,369
B.1 Purchases	—	—	1,202	1,474	1,775	4,451
- of which, business combinations	—	—	—	—	—	—
B.2 Capitalized improvement costs	—	2,411	—	—	—	2,411
B.3 Write-backs	—	—	—	—	—	—
B.4 Positive changes in fair value allocated to	—	—	—	—	—	—
a) net equity	—	—	—	—	—	—
b) profit & loss	—	—	—	—	—	—
B.5 Currency exchange gains	—	—	—	—	—	—
B.6 Transfers from investment properties	—	—	X	X	X	—
B.7 Other changes	—	195	—	—	4,312	4,507
C. Decreases:	—	5,130	382	650	3,199	9,361
C.1 Sales	—	—	—	—	—	—
- of which, business combinations	—	—	—	—	—	—
C.2 Depreciation	—	5,128	340	647	3,199	9,314
C.3 Impairment losses allocated to	—	—	—	—	—	—
a) net equity	—	—	—	—	—	—
b) profit & loss	—	—	—	—	—	—
C.4 Negative changes in fair value allocated to	—	—	—	—	—	—
a) net equity	—	—	—	—	—	—
b) profit & loss	—	—	—	—	—	—
C.5 Currency exchange losses	—	—	—	—	—	—
C.6 Transfers to:	—	—	—	—	—	—
a) assets held for investment purposes	—	—	X	X	X	—
b) non-current assets and assets groups held for sale	—	—	—	—	—	—
C.7 Other changes	—	2	42	3	—	47
D. Net closing balance	67,896	34,704	2,371	3,272	9,999	118,242
D.1 Decreases in total net value	—	(44,623)	(7,930)	(10,273)	(30,024)	(92,850)
D.2 Gross closing balance	67,896	79,327	10,301	13,545	40,023	211,092
E. Measured at cost	—	—	—	—	—	—

490 | Individual financial statements as at 30 June 2024

Changes in tangible assets for core purposes also include the right of use acquired from finance leasing operations under IFRS 16. New leases executed during the year amount to €4.5m (shown in row B.7 “Other changes”), while depreciation for rights in use amount to €6.4m (stated in row C.2 “Depreciation”).

8.7 Assets held for investment purposes: changes during the year

	Total
	Land	Buildings
A. Gross opening balance	20.350	3.058
B. Increases	—	225
B.1 Purchases	—	—
- of which, business combinations	—	—
B.2 Capitalized improvement costs	—	224
B.3 Positive changes in fair value	—	—
B.4 Write-backs	—	—
B.5 Currency exchange gains	—	—
B.6 Transfers from core tangible assets	—	—
B.7 Other changes	—	1
C. Decreases	—	426
C.1 Sales	—	—
- of which, business combinations	—	—
C.2 Depreciation	—	426
C.3 Negative changes in fair value	—	—
C.4 Write-downs	—	—
C.5 Currency exchange losses	—	—
C.6 Transfers to:	—	—
a) core tangible assets	—	—
b) non-current assets and assets groups held for sale	—	—
C.7 Other changes	—	—
D. Balance at end of period	20,350	2,857
D.1 Decreases in total net value	—	—
D.2 Gross closing balance	20,350	2,857
E. Measured at fair value	52,148	36,706

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 491

SECTION 9

Heading 90: Intangible assets

9.1 Intangible assets: breakdown by type of asset

	Total		Total
	30 June 2024		30 June 2023
Assets/Values	Definite life	Indefinite life	Definite life	Indefinite life
A.1 Goodwill	X	12.514	X	12.514
A.2 Other intangible assets	1,389	15,489	1,659	15,489
of which: software	1,389	—	1,659	—
A.2.1 Assets measured at cost:	1,389	15,489	1,659	15,489
a) Intangible assets generated internally	—	—	—	—
b) Other assets	1,389	15,489	1,659	15,489
A.2.2 Assets measured at fair value:	—	—	—	—
a) Intangible assets generated internally	—	—	—	—
b) Other assets	—	—	—	—
Total	1,389	28,003	1,659	28,003

The values of the brand and of goodwill were tested for impairment. No write-downs were found to be needed.

492 | Individual financial statements as at 30 June 2024

9.2 Intangible assets: changes during the year

		Other intangible assets		Other intangible
		generated internally		assets: other
	Goodwill	Definite	Indefinite	Definite	Indefinite	Total
A. Balance at start of period	12,514	—	—	98,738	15,489	126,741
A.1 Decreases in total net value	—	—	—	(97,079)	—	(97,079)
A.2 Net opening balance	12,514	—	—	1,659	15,489	29,662
B. Increases	—	—	—	438	—	438
B.1 Purchases	—	—	—	438	—	438
B.2 Increases of internal intangible assets	—	—	—	—	—	—
B.3 Write-backs	X	—	—	—	—	—
B.4 Positive changes in fair value	X	—	—	—	—	—
- net equity	—	—	—	—	—	—
- to P&L	X	—	—	—	—	—
B.5 Currency exchange gains	X	—	—	—	—	—
B.6 Other changes	—	—	—	—	—	—
C. Decreases	—	—	—	708	—	708
C.1 Sales	—	—	—	—	—	—
C.2 Value adjustments	—	—	—	706	—	706
- Amortization	X	—	—	706	—	706
- Write-downs	—	—	—	—	—	—
+ net equity	X	—	—	—	—	—
+ to P&L	—	—	—	—	—	—
C.3 Negative changes in fair value	—	—	—	—	—	—
- net equity	X	—	—	—	—	—
- to P&L	X	—	—	—	—	—
C.4 Transfer to non-current assets held for sale	—	—	—	—	—	—
C.5 Currency exchange losses	—	—	—	—	—	—
C.6 Other changes	—	—	—	2	—	2
D. Net closing balance	12,514	—	—	1,389	15,489	29,392
D.1 Adjustment of net total values	—	—	—	(97,793)	—	(97,793)
E. Gross closing balance	12,514	—	—	99,182	15,489	127,185
F. Measurement at cost	—	—	—	—	—	—

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 493

SECTION 10

Assets heading 100 and liabilities heading 60: Tax assets and liabilities

10.1 Advance tax assets: breakdown

	Total	Total
	30 June 2024	30 June 2023
- Against Profit and Loss	49,918	62,050
- Against Net Equity	16,437	33,329
Total	66,355	95,379

The above amounts were subjected to a sustainability test as required by IAS 12, taking into account the economic projections foreseeable for future financial years in order to verify whether any future taxable income against which to offset these tax assets had emerged.

10.2 Deferred tax liabilities: breakdown

	Total	Total
	30 June 2024	30 June 2023
- Against Profit and Loss	189,930	191,400
- Against Net Equity	42,642	31,768
Total	232,572	223,168

494 | Individual financial statements as at 30 June 2024

10.3 Changes in advance tax during the period (against profit and loss)

	Total	Total
	30 June 2024	30 June 2023
1. Opening balance	62,050	70,964
2. Increases	6,446	4,190
2.1 Prepaid taxes recorded during the year	6,446	4,190
a) relating to prior years	—	—
b) due to changes in accounting policies	—	—
c) write-backs	—	—
d) other	6,446	4,190
2.2 New taxes or increases in tax rates	—	—
2.3 Other increases	—	—
3. Decreases	18,578	13,104
3.1 Prepaid taxes derecognized during the year	18,578	13,104
a) reversals	18,578	13,104
b) write-downs due to non-recoverable items	—	—
c) changes in accounting policies	—	—
d) other	—	—
3.2 Reductions in tax rates	—	—
3.3 Other decreases:	—	—
a) conversion into tax receivables pursuant to Italian Law No. 214/2011	—	—
b) other	—	—
4. Closing balance	49,918	62,050

10.3 bis Changes in prepaid taxes pursuant to Italian Law No. 214/2011(*)

	Total	Total
	30 June 2024	30 June 2023
1. Opening balance	31,947	36,814
2. Increases	—	—
- of which, business combinations	—	—
3. Decreases	10,538	4,867
3.1 Reversals	10,538	4,867
3.2 Conversion into tax receivables deriving from:	—	—
a) losses for the year	—	—
b) tax losses	—	—
3.3 Other decreases	—	—
4. Closing balance	21,409	31,947

(*)	Italian Law-Decree No. 59 of 29 April 2016 on deferred tax assets pursuant to Italian Law No. 214/2011, as amended by Italian Law-Decree No. 237 of 23 December 2016, enacted with amendments as Law No. 15/2017, provides that in order to be able to retain the right to take advantage of the possibility of converting DTAs into tax credits, an irrevocable option must be specifically exercised, which involves payment of an annual instalment equal to 1.5% of the difference between the increase in advance tax assets at the reporting date since 30 June 2008 and the tax paid during the same period each year until 2029. Mediobanca has exercised this option in order to retain the possibility of converting DTAs for all companies adhering to the tax consolidation. No payment will be due in this respect, however, given that the payments made to the tax consolidation exceed the increase in DTAs recorded since 30 June 2008.

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 495

10.4 Changes in deferred taxes (against profit and loss)

	Total	Total
	30 June 2024	30 June 2023
1. Opening balance	191,400	206,070
2. Increases	3,126	102
2.1 Deferred taxes for the year	3,126	102
a) relating to prior years	—	—
b) due to changes in accounting policies	—	—
c) other	3,126	102
2.2 New taxes or increases in tax rates	—	—
2.3 Other increases	—	—
3. Decreases	4,596	14,772
3.1 Deferred taxes derecognized in the year	4,596	14,772
a) reversals	4,596	14,772
b) due to changes in accounting policies	—	—
c) other	—	—
3.2 Reductions in tax rates	—	—
3.3 Other decreases	—	—
4. Closing balance	189,930	191,400

10.5 Changes in prepaid taxes (against net equity)

	Total	Total
	30 June 2024	30 June 2023
1. Opening balance	33,329	34,529
2. Increases	83,018	161,445
2.1 Prepaid taxes recorded during the year	83,018	161,445
a) relating to prior years	—	—
b) due to changes in accounting policies	—	—
c) other	83,018	161,445
2.2 New taxes or increases in tax rates	—	—
2.3 Other increases	—	—
- of which, business combinations	—	—
3. Decreases	99,910	162,645
3.1 Prepaid taxes derecognized during the year	99,910	162,645
a) reversals	99,910	162,645
b) write-downs due to non-recoverable items	—	—
c) due to changes in accounting policies	—	—
d) other	—	—
3.2 Reductions in tax rates	—	—
3.3 Other decreases	—	—
4. Closing balance	16,437	33,329

496 | Individual financial statements as at 30 June 2024

10.6 Changes in deferred taxes (against net equity)

	Total	Total
	30 June 2024	30 June 2023
1. Opening balance	31,768	21,281
2. Increases	157,999	81,819
2.1 Deferred taxes for the year	157,999	81,819
a) relating to prior years	—	—
b) due to changes in accounting policies	—	—
c) other	157,999	81,819
2.2 New taxes or increases in tax rates	—	—
2.3 Other increases	—	—
3. Decreases	147,125	71,332
3.1 Deferred taxes derecognized in the year	147,125	71,332
a) reversals	147,125	71,332
b) due to changes in accounting policies	—	—
c) other	—	—
3.2 Reductions in tax rates	—	—
3.3 Other decreases	—	—
4. Closing balance	42,642	31,768

SECTION 12

Heading 120: Other assets

Heading 120: Other assets

	30 June 2024	30 June 2023
1. Accrued income other than capitalized income on the related assets	3,033	3,707
2. Trade receivables or invoices to be issued	120,913	71,364
3. Amounts due from tax revenue authorities (not recorded under Heading 100)	59,957	31,478
4. Other items:	287,934	60,217
- transactions in futures and other security transactions	166	1,352
- other items in transit	273,511	42,928
- amounts due from staff	324	142
- leasehold improvements	—	262
- tax consolidation	—	—
- group VAT	5,444	7,060
- sundry other items (1)	8,489	8,473
Total other assets	471,837	166,766

(1)	These include deferred liabilities of €7,775 (€8,039 at 30 June 2023).

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 497

Liabilities

SECTION 1

Heading 10: Financial liabilities measured at amortized cost

1.1 Financial liabilities measured at amortized cost: product breakdown of amounts due to banks

	Total				Total
	30 June 2024				30 June 2023
	Carrying	Fair Value			Carrying	Fair Value
Transaction Type/Values	amount	Level1	Level2	Level3	amount	Level1	Level2	Level3
1. Due to Central Banks	1,313,202	X	X	X	5,634,137	X	X	X
2. Amounts due to banks	30,492,259	X	X	X	28,689,976	X	X	X
2.1 Current accounts and demand deposits	18,301,240	X	X	X	19,208,919	X	X	X
2.2 Term deposits	3,576,837	X	X	X	3,870,089	X	X	X
2.3 Loans	8,601,449	X	X	X	5,433,196	X	X	X
2.3.1 Repos	5,342,646	X	X	X	3,467,320	X	X	X
2.3.2 Other	3,258,803	X	X	X	1,965,876	X	X	X
2.4 Liabilities in respect of commitments to repurchase own equity instruments	—	X	X	X	—	X	X	X
2.5 Lease liabilities (1)	—	X	X	X	—	X	X	X
2.6 Other liabilities	12,733	X	X	X	177,772	X	X	X
Total	31,805,461	—	31,805,461	—	34,324,113	—	34,324,113	—

(1)	This item includes obligations in respect of payment of future leasing instalments as required by IFRS 16 and Bank of Italy circular no. 262 – VI Update.

498 | Individual financial statements as at 30 June 2024

1.2 Financial liabilities measured at amortized cost: product breakdown of amounts due to customers

	Total				Total
	30 June 2024				30 June 2023
	Carrying	Fair Value			Carrying	Fair Value
Transaction Type/Values	amount	Level1	Level2	Level3	amount	Level1	Level2	Level3
1. Current accounts and on demand deposits	6.431.575	X	X	X	4.221.625	X	X	X
2. Term deposits	2.089.511	X	X	X	3.840.437	X	X	X
3. Loans	4.826.594	X	X	X	681.703	X	X	X
3.1 Repos	4.753.485	X	X	X	613.522	X	X	X
3.2 Other	73.109	X	X	X	68.181	X	X	X
4. Liabilities in respect of commitments to repurchase own equity instruments	—	X	X	X	—	X	X	X
5. Lease liabilities (1)	22.549	X	X	X	25.245	X	X	X
6. Other payables	—	X	X	X	1.671	X	X	X
Total	13.370.229	—	13.370.229	—	8.770.681	—	8.770.681	—

(1)	This item includes obligations in respect of payment of future leasing instalments as required by IFRS 16 and Bank of Italy circular no. 262 – VI Update.

1.3 Financial liabilities measured at amortized cost: product breakdown of debt securities in issue

	30 June 2024				30 June 2023
	Carrying	Fair value*			Carrying	Fair value*
Transaction Type/Values	amount	Level1	Level2	Level3	amount	Level1	Level2	Level3
A. Securities
1. bonds	20,529,411	—	20,395,145	—	17,623,363	—	17,412,609	—
1.1 structured	4,019,942	—	4,033,632	—	2,982,862	—	3,004,731	—
1.2 other	16,509,468	—	16,361,513	—	14,640,501	—	14,407,878	—
2. other securities	33,072	—	—	33,072	261,493	—	—	261,493
2.1 structured	—	—	—	—	—	—	—	—
2.2 other (1)	33,072	—	—	33,072	261,493	—	—	261,493
Total	20,562,482	—	20,395,145	33,072	17,884,856	—	17,412,609	261,493

(*)	Fair value amounts are shown after deducting issuer risk, which at 30 June 2024 suggested a capital gain of €59.3m (up €136.5m as at 30 June 2023).

Debt securities in issue increased from €17.6bn to €20.5bn, on new issuance of €4.8bn, which offset redemptions and buybacks of €2.3bn (generating gains of €0.6m) and other increases (exchange rates, amortized cost and hedging effects) amounting to €0.4bn.

The bonds in issue include €61m (€94m in the previous year) related to arbitrage leveraging strategies on derivative basis indexes (skew) mainly linked to credit derivatives, and a minority to interest rate arbitrage, inflation and equity

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 499

risk (underlying transactions). All these issues involve payment of interest in the form of a coupon (including a premium – extra yield) and full repayment of capital at maturity. In case of the subscriber opting for early repayment, the issuer has the faculty, at its discretion, to choose a repayment price that takes into account the current fair value including that of the underlying transactions. As required by para. 4.3.3 of IFRS 9, the embedded derivative, identified by the right to include the arbitrage value within the repayment price, has been separated by the obligation measured at amortized cost and booked at fair value of underlying transactions through profit or loss.

1.4 Breakdown of subordinated debt securities

“Outstanding securities” include the following six subordinated Tier 2 issues, for a total of €1,678,987. During the financial year, a subordinated loan of €300m was issued with a 10-year maturity at a mixed rate (fixed 5.25% until 22/4/2029 and variable EUSA 5Y+2.75 until maturity).

	30 June 2024
		Nominal	Carrying
Issue	ISIN code	Value	amount
MB SUBORDINATO TV with min 3% 2025	IT0005127508	499,265	502,867
MB SUBORDINATO 3.75% 2026	IT0005188351	298,478	282,763
MB SUBORDINATO 1.957% 2029	XS1579416741	50,000	50,850
MB SUBORDINATO 2.3% 2030	XS2262077675	249,750	237,977
MB SUBORDINATO TF 10Y Callable	XS2577528016	299,500	305,250
MB SUBORDINATO 5.25 22 APR 2034	IT0005580573	299,800	299,280
Total subordinated securities		1,696,793	1,678,987

500 | Individual financial statements as at 30 June 2024

SECTION 2

Heading 20: Trading financial liabilities

2.1 Trading financial liabilities: product breakdown

	30 June 2024						30 June 2023
	Nominal or	Fair Value				Fair	Nominal or	Fair Value				Fair
Transaction Type/Values	notional value	Level1	Level2	Level3		value*	notional value	Level1	Level2	Level3		Value*
A. Cash liabilities
1. Amounts due to banks	1,744,377	1,696,621	3,688	—		1,700,309	42,854	34,173	10,552	—		44,725
2. Due to customers[1]	3,337,805	3,216,770	33,759	—		3,250,529	4,160,964	4,085,164	205	—		4,085,369
3. Debt securities	—	—	—	—		—	—	—	—	—		—
3.1 Bonds	—	—	—	—		—	—	—	—	—		—
3.1.1 Structured	—	—	—	—		X	—	—	—	—		X
3.1.2 Other bonds	—	—	—	—		X	—	—	—	—		X
3.2 Other securities	—	—	—	—		—	—	—	—	—		—
3.2.1 Structured	—	—	—	—		X	—	—	—	—		X
3.2.2 Other	—	—	—	—		X	—	—	—	—		X
Total (A)	5,082,182	4,913,391	37,447	—		4,950,838	4,203,818	4,119,337	10,757	—		4,130,094
B. Derivative instruments
1. Financial derivatives	—	883,298	3,334,236	109,046		—	—	848,671	4,891,728	304,823		—
1.1 Trading	X	883,298	3,334,236	109,046	(2)	X	X	848,671	4,891,670	304,823	(2)	X
1.2 Related to the fair value option	X	—	—	—		X	X	—	—	—		X
1.3 Other	X	—	—	—		X	X	—	58	—		X
2. Credit derivatives	—	—	389,172	120		—	—	—	416,933	—		—
2.1 Trading	X	—	389,172	120		X	X	—	416,933	—		X
2.2 Related to the fair value option	X	—	—	—		X	X	—	—	—		X
2.3 Other	X	—	—	—		X	X	—	—	—		X
Total (B)	X	883,298	3,723,408	109,166		X	X	848,671	5,308,661	304,823		X
Total (A+B)	X	5,796,689	3,760,855	109,166		X	X	4,968,008	5,319,418	304,823		X

*	Fair value calculated excluding changes in value due the issuer’s different credit quality.
[1]	This item contained some transactions reclassified in liability item 30.

[2]	This includes €41,000 (€798,000 in June 2023) relating to options traded whose contra-entry was recorded among financial assets held for trading.

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 501

SECTION 3

Heading 30: Financial liabilities designated at fair value

3.1 Financial liabilities designated at fair value: product breakdown

	Total 30 June 2024					Total 30 June 2023
	Nominal	Fair value			Fair	Nominal	Fair value			Fair
Tipologia operazioni/Valori	Value	Level1	Level2	Level3	value*	Value	Level1	Level2	Level3	value*
1. Amounts due to banks	8,751	—	—	9,532	9,532	7,857	—	—	7,857	7,857
1.1 Structured	8,751	—	—	9,532	X	7,857	—	—	7,857	X
1.2 Other	—	—	—	—	X	—	—	—	—	X
of which:										—
- loan commitments	—	X	X	X	X	—	X	X	X	X
- financial guarantees issued	—	X	X	X	X	—	X	X	X	X
2. Due to customers	1,269,999	—	1,168,714	—	1,168,714	—	—	—	—	—
2.1 Structured	1,269,999	—	1,168,714	—	X	—	—	—	—	X
2.2 Other	—	—	—	—	X	—	—	—	—	X
of which:					—					—
- loan commitments	—	X	X	X	X	—	X	X	X	X
- financial guarantees issued	—	X	X	X	X	—	X	X	X	X
3. Debt securities	3,013,913	—	2,644,109	342,516	2,986,625	1,615,014	—	1,497,845	18,339	1,516,184
3.1 Structured	2,932,965	—	2,562,209	342,516	X	1,615,014	—	1,497,845	18,339	X
3.2 Other	80,948	—	81,900	—	X	—	—	—	—	X
Total	4,292,663	—	3,812,823	352,048	4,164,871	1,622,871	—	1,497,845	26,196	1,524,041

*	Fair value calculated excluding changes in value due the issuer’s different credit quality.

The item Financial liabilities designated at fair value increased from €1,524m to €4,164.9m following the reclassification of some transactions previously recorded under liability item 20 (€1,168.7m) in addition to the new operations in certificates (390 new issues for a value of €1,398.4m, including €581.8m credit linked and €788.5m with underlying shares).

At 30 June, the total amount of certificates stood at €2,848.9m (€867.6m at 30 June 2023), including €1,122.9m credit linked and €1,698m equity (€591.9m and €266.6m, respectively). The positions classified at level 3 amounted to €380.3m, which include €268.2m in autocallable equity.

This operation is in addition to the delta-one products (without Mediobanca risk) in place for €635m (€588.4m); finally, paper issues of €137.7m, which includes €67.9m callable, should be added.

502 | Individual financial statements as at 30 June 2024

SECTION 4

Heading 40: Hedging derivatives

4.1 Hedging derivatives: breakdown by hedge type and hierarchy level

	Fair value	30 June 2024		Nominal Value 30	Fair value	30 June 2023		Nominal Value 30 June
	Level1	Level2	Level3	June 2024	Level1	Level2	Level3	2023
A. Financial derivatives	—	1,458,738	—	48,087,224	—	2,116,467	—	45,417,637
1) Fair value	—	1,458,738	—	48,087,224	—	2,116,467	—	45,417,637
2) Cash flow	—	—	—	—	—	—	—	—
3) Foreign investments	—	—	—	—	—	—	—	—
B. Credit derivatives	—	—	—	—	—	—	—	—
1) Fair value	—	—	—	—	—	—	—	—
2) Cash flow	—	—	—	—	—	—	—	—
Total	—	1,458,738	—	48,087,224	—	2,116,467	—	45,417,637

4.2 Hedging derivatives: breakdown by portfolio hedged and hedge type

	Fair Value
	Specific
Transaction / Type of	debt securities and interest	equity securities and stock	currencies					Cash flows		Foreign
hedging	rates	indexes	and gold	credit	commodities	other	Generic	Specific	Generic	investments
1. Financial assets measured at fair value through other comprehensive income							X	—	X	X
2. Financial assets measured at amortized cost	59.757	X	—	—	X	X	X	—	X	X
3. Portfolio	X	X	X	X	X	X	—	X	—	X
4. Other transactions	—	—	—	—	—	—	X	—	X	—
Total assets	59.757	—	—	—	—	—	—	—	—	—
1. Financial liabilities	1.398.981	X	—	—	—	—	X	—	X	X
2. Portfolio	X	X	X	X	X	X	—	—	—	X
Total liabilities	1.398.981	—	—	—	—	—	—	—	—	-
1. Expected transactions	X	X	X	X	X	X	X	—	X	X
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	—	X	—	—

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 503

SECTION 6

Heading 60: Tax liabilities

Please see asset section 10.

SECTION 8

Heading 80: Other liabilities

8.1 Other liabilities: breakdown

	30 June 2024	30 June 2023
1. Payment agreements classified as liabilities under IFRS 2	—	—
2. Core liabilities or invoices to be received	59,265	44,851
3. Accrued income other than capitalized income on the related financial assets	4,810	3,026
4. Amounts due to revenue authorities	72,949	35,216
5. Amounts due to staff	171,229	182,508
6. Other items	359,072	112,390
- coupons and dividends pending collection	26,414	3,557
- available sums payable to third parties	273,028	36,070
- tax consolidation	59,560	27,301
- miscellaneous items	70	45,462
Total	667,325	377,991

SECTION 9

Heading 90: Provision for statutory end-of-service payments

9.1 Provision for statutory end-of-service payments: changes during the period

	Total	Total
	30 June 2024	30 June 2023
A. Balance at start of period	5.050	5.400
B. Increases	775	853
B.1 Provision for the year	304	209
B.2 Other changes	471	644
C. Decreases	1.038	1.203
C.1 End-of-service payments	672	489
C.2 Other changes[1]	366	714
D. Balance at end of period	4.787	5.050
Total	4.787	5.050

1  This consists in the transfer to Provision for statutory end-of-service payments held at the INPS treasury.

504 | Individual financial statements as at 30 June 2024

9.2 Other information

The Provision for statutory end-of-service payments calculated according to the rules laid down in the Italian Civil Code amounted to €5,068,000 (€5,332,000). No new accruals were recorded during the year under review (service cost).

The Provision for statutory end-of-service payments is a defined benefit scheme, and the actuarial model used to account for it relies on a series of assumptions, both demographic and economic in nature.

For some of the assumptions used, reference has been made directly to the Group’s own experience (e.g. estimates of disability incidence, frequency of early retirement, annual increase in rate of remuneration, frequency with which advance withdrawals from the provision are requested, etc.), while for the others, account has been taken of the relevant best practice (e.g. the mortality rate has been determined using the IPS55 life tables, whereas the retirement age has been determined taking into account the most recent legislation in this area); for the discount rate, the iBoxx Eurozone Corporate AA index of 3.47% as at 30 June 2024 has been used for similar companies to those being valued (3.67% as at 30 June 2023), while the long-term inflation rate went from 2.5% to 2%.

SECTION 10

Heading 100: Provisions for risks and charges

10.1 Provisions for risks and charges: breakdown

Items/Values	30 June 2024	30 June 2023
1. Provisions for credit risk related to commitments and financial guarantees issued	22,814	30,406
2. Provision to other commitments and other guarantees issued	—	—
3. Company retirement plans	—	—
4. Other provisions for risks and charges	51,823	67,325
4.1 legal and tax disputes	—	—
4.2 personnel expenses	4,338	10,981
4.3 Other	47,485	56,344
Total	74,637	97,731

IAS37 requires provisions to be set aside in cases where there is an obligation, whether actual, legal or implicit, the amount of which may be reliably determined and the resolution of which is likely to entail a cash outflow for the

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 505

company. The amount of the provision is determined from the best estimate, based on experience of similar operations or the opinion of independent experts. The provisions are revised on a regular basis in order to reflect the best current estimate.

As at 30 June, the item “Provisions for risks and charges” amounted to €74.6m (down compared to €97.7m in the previous year) with the component of commitments and guarantees issued decreasing from €30.4m to €22.8m. The component “Other provisions for risks and charges” dropped from €67.3m to €51.8m: in the personnel portion (from €11m to €4.3m) after withdrawals to encourage turnover (€8.2m); the portion to cover legal/tax disputes and other liabilities went from €56.3m to €47.5m after transfers of €9m to the profit and loss account in light of the trend in ongoing legal/tax disputes.

With regard to disputes pending with the Italian Tax Authorities, the following should be noted:

–	with reference to the alleged failure to apply transparency tax rules as required by the legislation on Controlled Foreign Companies (CFC) on income earned by CMB Monaco and CMG Monaco in the three financial years 2013, 2014 and 2015 (for a total of €53.8m in disputed taxes, plus penalties and interest), three disputes were pending against the tax authorities. In detail, in the dispute relating to financial year 2013/2014 (2013 profits, tax of €21.3m, plus penalties and interest) and in the combined disputes relating to financial years 2014/2015 and 2015/2016 (respectively 2014 and 2015 profits for a total tax of €32.5m, plus penalties and interest), the Bank won the first and second instances of judgement. With regard to the first year, a hearing before the Court of Cassation is pending; with regard to the combined years, on 18 June last, the Italian Revenue Agency notified an appeal before the Court of Cassation, against which Mediobanca filed a counter-appeal on 12 July;

–	with reference to Mediobanca’s alleged failure to withhold taxes from interest paid in the context of a secured financing transaction between the financial years 2014/2015 and 2017/2018 (for a total of €8.1m, plus penalties and interest), the filing of the ruling for 2014 is pending with regard to the first two years after losing the first instance of judgement, while with regard to 2015, following the Bank’s victory in the second instance, on 10 April last the second instance Court administration certified that the ruling had become final as the terms for filing the appeal before the Court of Cassation

506 | Individual financial statements as at 30 June 2024

had expired; in the meantime, with regard to the third year, following the Bank’s victory in the first instance, the Italian Revenue Agency notified an appeal on 14 May last, against which the Bank filed a counter-appeal; the session to hear the case was set for 8 November next. Finally, with regard to the last disputed year, a hearing was held on 22 April and the ruling is pending.

The provisions for risks and charges set aside in the financial statements adequately cover the amount mentioned above.

10.2 Provisions for risks and charges: changes during the period

	Provision to other commitments and other guarantees issued	Retirement plans	Other provisions for risks and charges	Total
A. Balance at start of period	—	—	67,325	67,325
B. Increases	—	—	2,585	2,585
B.1 Provision for the year	—	—	2,585	2,585
B.2 Changes due to the passage of time	—	—	—	—
B.3 Changes due to discount rate differences	—	—	—	—
B.4 Other changes	—	—	—	—
- of which, business combinations	—	—	—	—
C. Decreases	—	—	18,087	18,087
C.1 Use during the year	—	—	18,087	18,087
C.2 Changes due to discount rate differences	—	—	—	—
C.3 Other changes	—	—	—	—
- of which, business combinations	—	—	—	—
D. Balance at end of period	—	—	51,823	51,823

10.3 Provisions for credit risk related to commitments and financial guarantees issued

	Provisions for credit risk related to commitments and financial guarantees issued
	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired	Total
1. Loan commitments	6,612	2,072	334	—	9,018
2. Financial guarantees issued	12,732	1,064	—	—	13,796
Total	19,344	3,136	334	—	22,814

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 507

SECTION 12

Headings 110, 130, 140, 150, 160, 170 and 180: Net equity

12.1 “Capital” and “treasury shares”: breakdown

For the breakdown of the Bank’s capital, please see part F of the notes to the accounts.

12.2 Capital – Number of shares: annual changes

Item/Type	Ordinary
A. Shares in issue at the start of the period	849,257,474
- fully paid up	849,257,474
- partially paid up	—
A.1 Treasury shares (-)	(8,454,929)
A.2 Shares in issue: opening balance	840,802,545
B. Increases	2,846,821
B.1 Newly issued shares	691,350
- for consideration	—
- business mergers	—
- bond conversions	—
- exercise of warrants	—
- other	—
- free of charge:	691,350
- to employees	691,350
- to directors	—
- other	—
B.2 Disposals of treasury shares	2,155,471
B.3 Other changes	—
C. Decreases	(17,000,000)
C.1 Cancellation	—
C.2 Purchases of treasury shares	(17,000,000)
C.3 Disposals of businesses	—
C.4 Other changes	—
D. Shares in issue: closing amount	826,649,366
D.1 Treasury shares (+)	(6,299,458)
D.2 Shares held at the end of the period	832,948,824
- fully paid up	832,948,824
- partially paid up	—

On 11 June last, an additional 17,000,000 treasury shares were cancelled, keeping in the portfolio the number needed to cover its performance share plans and other commitments. As part of the performance share plans, 1,981,127 shares were allocated during the year, 1,289,777 of which through treasury

508 | Individual financial statements as at 30 June 2024

shares and 691,350 through a capital increase. The item “Disposals of treasury shares” includes shares to cover the deferred portion of the plan to acquire the shareholding in the English partnership Arma Partners LLP.

The changes in the Reserve for treasury shares during the year were as follows:

Items/Values	Number of shares	Value (€’000)
Reserve for treasury shares: opening amount at 30 June 2023	8,454,929	78,876
Increases	17,000,000	197,959
- Newly issued shares	—	—
- Purchases of treasury shares	17,000,000	197,959
- Other changes	—	—
Decreases	19,155,471	208,006
- Cancellations	17,000,000	185,743
- Disposals of treasury shares	2,155,471	22,263
- Other changes	—	—
Reserve for treasury shares: closing amount at 30 June 2024	6,299,458	68,828

12.4 Net equity: availability and permitted distribution of reserves (Article 2427 of the Italian Civil Code, paragraph 7-bis)

When allocating the 2022/23 profits, €210m were set aside to a specific equity reserve pursuant to Law No. 136/2023 “Extra-profits”; the amount was calculated as a multiple (x 2.5) of the calculated tax.

Last May 7, the Shareholders’ Meeting of CMB approved an extraordinary payout of €320m, included in the item Dividends; this operation fell within the option under Article 1 of Law No. 197/2022, which in the previous year had led to the allocation of a substitute tax of €19.2m (paid in January) calculated at the reduced rate of 6%. Such tax relief provides for the creation, when allocating the 2023/24 profits, of a specific equity reserve that will be unavailable for at least two financial years.

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 509

				Summary of uses in the three
			Available	previous financial years
	Amount	Permitted use	portion	to cover losses	Other
Share capital	444,515	—	—	—	—
Share premium	2,195,606	A – B – C	2,195,606	—	—
Reserves
- Legal reserve	88,834	B	88,834	—	—
- Reserve under the articles of association	188,163	A – B – C	188,163	—	1,062,031
- Treasury shares reserve	68,828	—	—	—	—
- Other reserves	966,713	A – B – C	966,713	—	—
- Reserve under Article 26 of Law-Decree No. 104 of 10/8/23	210,000	—	—	—	—
- Unavailable reserves under Article 6 of Legislative Decree No. 38 of 28/2/05	26,088	—	—	—	—
Revaluation reserves
- FVOCI revaluation reserve	111,985	—	—	—	—
- Financial liabilities measured at FV through profit or loss	(32,142)	—	—	—	—
- Hedging of cash flows	1,820	—	—	—	—
- Extraordinary revaluation laws	9,632	A – B – C	9,632
- Provision for statutory end-of-service payments	(2,313)	—	—	—	—
- Treasury shares	(68,828)	—	—	—	—
Interim dividend	(421,150)
Total	3,787,751	—	3,448,948	—	1,062,031
Non-distributable portion	—	—	88,834	—	—
Residual distributable portion	—	—	3,360,114	—	—

Legend:

A: to increase capital

B: to cover losses

C: to be distributed to shareholders

510 | Individual financial statements as at 30 June 2024

Other Information

1. Commitments and financial guarantees issued (other than those designated at fair value)

	Nominal value of commitments and financial
	guarantees issued
	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired	Total 30 June 2024	Total 30 June 2023
1. Loan commitments[1]	18,375,214	54,779	1,515	—	18,431,508	12,664,536
a) Central Banks	—	—	—	—	—	2,901
b) Public administrations	7,891,708	—	—	—	7,891,708	3,158,938
c) Banks	289,898	—	—	—	289,898	537,139
d) Other financial companies	1,911,242	33,230	—	—	1,944,472	1,392,761
e) Non-financial companies	7,766,095	21,549	1,515	—	7,789,159	7,055,803
f) Households	516,271	—	—	—	516,271	516,994
2. Financial guarantees issued	8,046,664	57,416	—	—	8,104,080	6,376,637
a) Central Banks	—	—	—	—	—	—
b) Public administrations	40,000	—	—	—	40,000	120,000
c) Banks	3,385,544	—	—	—	3,385,544	2,209,846
d) Other financial companies	2,603,635	52,418	—	—	2,656,053	1,404,880
e) Non-financial companies	2,001,814	4,998	—	—	2,006,812	2,626,997
f) Households	15,671	—	—	—	15,671	14,914

1  As of the current financial year, the item includes syndicated underwriting commitments.

2. Other commitments and guarantees issued

Nominal Value
	Total	Total
	30 June 2024	30 June 2023
1. Other guarantees issued	103,278	140,692
of which: non-performing	—	—
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	864	2,690
d) Other financial companies	41,245	47,708
e) Non-financial companies	19,071	24,803
f) Households	42,098	65,491
2. Other commitments	—	—
of which: non-performing	—	—
a) Central Banks	—	—
b) Public administrations	—	—
c) Banks	—	—
d) Other financial companies	—	—
e) Non-financial companies	—	—
f) Households	—	—

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 511

3. Assets established as collateral to secure own liabilities and commitments

	Amount	Amount
Portfolios	30 June 2024	30 June 2023
1. Financial assets measured at fair value through profit or loss	6,815,242	2,957,778
2. Financial assets measured at fair value through other comprehensive income	4,495,654	2,278,435
3. Financial assets measured at amortized cost	5,980,491	9,978,489
4. Tangible assets	—	—
of which: tangible assets that constitute inventories	—	—
5. Equity Investments	117,386	22,765

4. Assets managed on behalf of third parties

	Amount	Amount
Type of service	30 June 2024	30 June 2023
1. Orders execution on behalf of customers
a) purchases	62,573,919	50,053,053
1. settled	62,499,517	49,699,700
2. unsettled	74,402	353,353
b) sales	52,948,884	41,972,612
1. settled	52,874,482	41,619,259
2. unsettled	74,402	353,353
2. Individual asset management[1]	10,846,156	10,259,551
3. Custody and administration of securities
a) third-party securities deposited: relating to depositary banks activities (excluding portfolio management)	10,683,292	9,097,812
1. securities issued by the bank that prepares the financial statements	1,425,048	2,524,304
2. other securities	9,258,244	6,573,508
b) third-party securities deposited (excluding portfolio management): other	13,132,130	11,098,885
1. securities issued by the bank that prepares the financial statements	—	—
2. other securities	13,132,130	11,098,885
c) third-party securities deposited with third parties	1,475,281	1,189,715
d) own securities deposited with third parties	14,055,972	15,476,042
4. Other transactions	—	—

(1)  Entirely attributable to the Private Banking division.

512 | Individual financial statements as at 30 June 2024

5. Financial assets subject to netting arrangements or master netting or similar agreements

		Amount of	Net amount of	Related amounts not offset
	Gross amount	financial	financial		Cash deposits	Net amount	Net amount
	of financial	liabilities	assets	Financial	received as	(f=c-d-e)	30 June
Instrument type	assets (a)	offset (b) (1)	stated (c=a-b)	instruments (d)	guarantee (e)	30 June 2024	2023
1. Derivatives	869,567	—	869,567	316,588	138,729	414,250	—
2. Reverse repos	5,375,005	—	5,375,005	5,375,005	—	—	—
3. Securities lending	—	—	—	—	—	—	—
4. Other	—	—	—	—	—	—	—
Total 30 June 2024	6,244,572	—	6,244,572	5,691,593	138,729	414,250	X
Total 30 June 2023	6,888,957	1,870,581	5,018,376	4,839,117	76,675	X	102,584

(1)	Relating to transactions in derivative financial instruments with a central counterparty with which there is a master netting agreement in place with daily income computation.

6. Financial liabilities subject to netting arrangements or master netting or similar agreements

		Amount of	Net amount of	Related amounts not offset			Net amount
	Gross amount	financial	financial		Cash deposits	Net amount	(f=c-d-e)
Instrument type	of financial liabilities (a)	assets offset (b)	liabilities stated (c=a-b)	Financial instruments (d)	established as guarantee (e)	(f=c-d-e) 30 June 2024	30 June 2023
1. Derivatives	2,869,832	760,539	2,109,293	647,224	1,292,215	169,854	568,163
2. Reverse repos	10,096,131	—	10,096,131	10,096,131	—	—	—
3. Securities lending	—	—	—	—	—	—	—
4. Other	—	—	—	—	—	—	—
Total 30 June 2024	12,965,963	760,539	12,205,424	10,743,355	1,292,215	169,854	X
Total 30 June 2023	7,630,701	—	7,630,701	5,470,640	1,591,898	X	568,163

Notes to the accounts | Part B - Notes to the Individual Balance Sheet | 513

7. Securities lending transactions1

	Type of security
	Government	Bank	Other
Type of securities lending transaction	securities	securities	securities
1. Cash-collateralized securities lending received from:	—	97,823	173,604
a) Banks	—	96,965	173,263
b) Financial institutions	—	858	341
c) Customers	—	—	—
2. Cash-collateralized securities lending provided to:	—	(236,955)	(605,806)
a) Banks	—	(236,955)	(605,806)
b) Financial institutions	—	—	—
c) Customers	—	—	—
Total securities lending (book value)	—	(139,132)	(432,202)

	Type of security
	Government	Bank	Other
Type of securities lending transaction	securities	securities	securities
1. Security-collateralized or non-collateralized securities lending received from:	86,121	888,825	3,847,512
a) Banks	1,454	598,027	3,847,435
b) Financial institutions	84,667	290,798	—
c) Customers	—	—	77
2. Security-collateralized or non-collateralized securities lending provided to:	(1,928,711)	(965,917)	(1,640,134)
a) Banks	(707,223)	(965,917)	(1,040,581)
b) Financial institutions	(1,221,488)	—	(599,553)
c) Customers	—	—	—-
Total securities lending (fair value)	(1,842,590)	(77,092)	2,207,378

(1)	The tables below illustrate the Bank’s operations in securities lending (and borrowing), broken down by type of instrument (government securities, bank securities and others), market counterparty (banks, financial intermediaries and clients) and form (loan secured by cash, other instruments, or unsecured).

Securities lending transactions for which collateral is put up in the form of cash fully available to the borrower are represented in the balance sheet as amounts due to or from banks or customers under the heading “repos”. Securities lending transactions for which collateral is put up in the form of other instruments, or which are unsecured, are represented as “off-balance-sheet exposures”.

514 | Individual financial statements as at 30 June 2024

Part C - Notes to the Profit and Loss Account

SECTION 1

Headings 10 and 20: Net interest income

1.1 Interest and similar income: breakdown

				12 mths	12 mths
	Debt		Other	ended	ended
Items/Instrument type	securities	Loans	transactions	30/6/24	30/6/23
1. Financial assets measured at fair value through profit or loss:	88,700	23,073	—	111,773	90,829
1.1 Financial assets held for trading	83,559	2,664	—	86,223	70,188
1.2 Financial assets designated at fair value	5,097	20,409	—	25,506	20,460
1.3 Other financial assets mandatorily measured at fair value	44	—	—	44	181
2. Financial assets measured at fair value through other com-prehensive income	217,787	—	X	217,787	129,128
3. Financial assets measured at amortized cost:	146,282	2,310,670	—	2,456,952	1,519,122
3.1 Due from banks	48,548	1,409,471	X	1,458,019	896,094
3.2 Due from customers	97,734	901,199	X	998,933	623,028
4. Hedging derivatives	X	X	—	—	—
5. Other assets	X	X	145	145	396
6. Financial liabilities (1)	X	X	X	1	756
Total	452,769	2,333,743	145	2,786,658	1,740,231
of which: interest income on impaired assets	—	875	—	875	2,443
of which: interest income from finance leases	X	7	X	7	1

(1)  Heading 6 “Financial liabilities” includes interest expense accrued as a result of negative rates.

1.2 Interest and similar income: other information

1.2.1. Interest income on financial assets in foreign currencies

As at 30 June 2024, the balance of the account included €145.7m in connection with financial assets in foreign currencies.

Notes to the accounts | Part C – Notes to the Profit and Loss Account | 515

1.3 Interest expenses and similar charges: breakdown

				12 mths	12 mths
			Other	ended	ended
Items/Instrument type	Payables	Account	transactions	30/6/24	30/6/23
1. Financial liabilities measured at amortized cost	(1,342,227)	(559,610)	—	(1,901,837)	(1,092,909)
1.1 Due to central banks	(96,882)	X	X	(96,882)	(105,542)
1.2 Due to banks	(982,133)	X	X	(982,133)	(494,729)
1.3 Due to customers	(263,212)	X	X	(263,212)	(96,332)
1.4 Securities in issue	X	(559,610)	X	(559,610)	(396,306)
2. Trading financial liabilities	—	—	—	—	—
3. Financial liabilities designated at Fair Value	(3,820)	(24,637)	—	(28,457)	(21,418)
4. Other liabilities and funds	X	X	(350)	(350)	—
5. Hedging derivatives (1)	X	X	(494,097)	(494,097)	(290,974)
6. Financial assets (2)	X	X	X	—	(2,394)
Total	(1,346,047)	(584,247)	(494,447)	(2,424,741)	(1,407,695)
of which: interest expense relating to lease liabilities	(350)	X	X	(350)	(253)

(1)	Mostly hedges of funding.

(2)	The heading “6 Financial assets” includes interest expense accrued as a result of negative rates.

1.4 Interest expense and similar charges: other information

As at 30 June 2024, the balance of the account included €121m in connection with financial liabilities in foreign currencies.

1.5 Margins on hedging transactions

	12 mths ended	12 mths ended
Items	30/6/24	30/6/23
A. Positive margins on hedging transactions	2,032,509	744,426
B. Negative margins on hedging transactions	(2,526,606)	(1,035,400)
C. Net balance (A-B)	(494,097)	(290,974)

516 | Individual financial statements as at 30 June 2024

SECTION 2

Heading 40 and 50: Net fee and commission income

2.1 Fee and commission income: breakdown

	12 mths ended	12 mths ended
Type of service/Values	30/6/24	30/6/23
a) Financial instruments	141.470	134.289
1. Placement of securities	75.015	78.675
1.1 Underwriting commitment and/or based on an irrevocable commitment	—	—
1.2 Without an irrevocable commitment	75.015	78.675
2. Receipt and sending of orders and execution of orders on behalf of clients	85	73
2.1 Receipt and sending of orders for one or more financial instruments	85	73
2.2 Execution of orders on behalf of customers	—	—
3. Other commissions associated with activities linked to financial instruments	66.370	55.541
of which: trading on own account	27.148	20.167
of which: management of individual portfolio	39.222	35.374
b) Corporate Finance	121.444	103.760
1. Advice on mergers and acquisitions	121.444	103.760
2. Treasury services	—	—
3. Other fees associated with corporate finance services	—	—
c) Advice on investments	8.508	4.343
d) Netting and settlement	—	—
e) Custody and administration	19.883	16.497
1. Depository bank	7.458	7.458
2. Other fees associated with custody and administration	12.425	9.039
f) Central administrative services for collective portfolio management	—	—
g) Fiduciary activities	—	—
h) Payment services	437	469
1. Current accounts	421	457
2. Credit cards	—	—
3. Debit cards and other payment cards	—	—
4. Wire transfers and payment orders	16	12
5. Other fees linked to payment services	—	—
i) Distribution of third-party services	13.088	14.119
1. Collective portfolio management	5.927	5.056
2. Insurance products	5.192	6.520
3. Other products	1.969	2.543
of which: individual portfolio management	1.969	2.543
j) Structured finance	—	—
k) Securitization servicing	—	—
l) Loan commitments	76.819	65.630
m) Financial guarantees issued	10.034	8.272
of which: credit derivatives	—	—
n) Financing transactions	—	—
of which: factoring services	—	—
o) Currency negotiation	—	—
p) Commodities	—	—
q) Other fee and commission income	19.347	8.268
of which: for the management of multilateral trading facilities	—	—
of which: for the management of organized trading systems	—	—
Total	411.030	355.647

Notes to the accounts | Part C – Notes to the Profit and Loss Account | 517

2.2 Fee and commission income: product and service distribution channels

	12 mths ended	12 mths ended
Channel/Amounts	30/6/24	30/6/23
a) at own branches:	127,325	128,168
1. portfolio management	39,222	35,374
2. placement of securities	75,015	78,675
3. services and products of third parties	13,088	14,119
b) off-site supply:	—	—
1. portfolio management	—	—
2. placement of securities	—	—
3. services and products of third parties	—	—
c) other distribution channels:	—	—
1. portfolio management	—	—
2. placement of securities	—	—
3. services and products of third parties	—	—

2.3 Fee and commission expenses: breakdown

	12 mths ended	12 mths ended
Services/Amounts	30/6/24	30/6/23
a) Financial instruments	(29,300)	(21,875)
of which: securities trading	(6,998)	(5,810)
of which: financial instruments placement	(8,039)	(4,265)
of which: management of individual portfolio	(14,263)	(11,800)
- Own assets	(14,263)	(11,800)
- Under mandate to third parties	—	—
b) Netting and settlement	—	—
c) Custody and administration	(2,980)	(2,690)
d) Collection and payment services	(9,320)	(7,292)
of which: credit cards, debit cards and other payment cards	—	—
e) Securitization servicing	—	—
f) Borrowing commitments	—	—
g) Financial guarantees received	—	—
of which: credit derivatives	—	—
h) Off-site distribution of financial instruments, products and services	—	—
i) Currency negotiation	—	—
j) Other fee and commission expense	(24,879)	(28,108)
Total	(66,479)	(59,965)

518 | Individual financial statements as at 30 June 2024

SECTION 3

Heading 70: Dividends and similar income

3.1 Dividends and similar income: breakdown

	12 mths ended 30/6/24		12 mths ended 30/6/23
Items/Income	Dividends	Similar income	Dividends	Similar income
A. Financial assets held for trading	108,278	4	62,524	24
B. Other financial assets mandatorily measured at fair value	—	17,914	—	10,451
C. Financial assets measured at fair value through other comprehensive income	24,480	—	18,472	—
D. Equity investments	1,041,178	—	527,323	—
Total	1,173,936	17,918	608,319	10,475

SECTION 4

Heading 80: Net trading income

4.1 Net trading income: breakdown

	Capital	Trading	Capital	Trading	Net income
Transactions/Income components	gains (A)	income (B)	losses (C)	losses (D)	[(A+B) - (C+D)]
1. Financial assets held for trading	226,103	438,357	(224,123)	(300,027)	140,310
1.1 Debt securities	70,183	186,567	(57,673)	(181,852)	17,225
1.2 Equity securities	155,904	250,087	(166,373)	(116,892)	122,726
1.3 UCIT units	—	1,703	(77)	(1,283)	343
1.4 Loans	16	—	—	—	16
1.5 Other	—	—	—	—	—
2. Trading financial liabilities	—	—	—	—	—
2.1 Debt securities	—	—	—	—	—
2.2 Liabilities	—	—	—	—	—
2.3 Other	—	—	—	—	—
3. Financial assets and liabilities: currency exchange gains/losses	X	X	X	X	7,482
4. Derivative instruments	2,290,369	2,918,346	(1,790,686)	(3,532,962)	(119,124)
4.1 Financial derivatives:	1,963,172	2,485,649	(1,498,980)	(3,138,902)	(193,252)
- On debt securities and interest rates[1]	1,481,728	1,690,151	(757,807)	(2,365,715)	48,357
- On equity securities and stock indexes	459,609	779,795	(724,210)	(755,044)	(239,850)
- On currencies and gold	X	X	X	X	(4,191)
- Other	21,835	15,703	(16,963)	(18,143)	2,432
4.2 Credit derivatives	327,197	432,697	(291,706)	(394,060)	74,128
of which: natural hedges related to the fair value option	X	X	X	X	—
Total	2,516,472	3,356,703	(2,014,809)	(3,832,989)	28,668

(1)  Of which €35,069 in positive margins on interest rate derivatives (a negative €4,776 at 30 June 2023).

Notes to the accounts | Part C – Notes to the Profit and Loss Account | 519

SECTION 5

Heading 90: Net hedging income (expense)

5.1 Net hedging income (expense): breakdown

	12 mths ended	12 mths ended
Income components/Amounts	30/6/24	30/6/23
A. Gains from:
A.1 Fair value hedging instruments	1,049,562	305,565
A.2 Hedged asset items (fair value)	389,945	145,523
A.3 Hedged liability items (fair value)	56,581	615,009
A.4 Cash flow hedging derivatives	—	—
A.5 Assets and liabilities denominated in foreign currency	—	—
Total gains on hedging activities (A)	1,496,088	1,066,417
B. Losses on:
B.1 Fair value hedging instruments	(738,386)	(947,924)
B.2 Hedged asset items (fair value)	(57,316)	(64,485)
B.3 Hedged liability items (fair value)	(699,724)	(50,296)
B.4 Cash flow hedging derivatives	—	—
B.5 Assets and liabilities denominated in foreign currency	—	—
Total losses on hedging activities (B)	(1,495,426)	(1,062,705)
C. Net income (expense) from hedging activities (A-B)	662	3,712
of which: income (expense) from hedges on net positions	—	—

520 | Individual financial statements as at 30 June 2024

SECTION 6

Heading 100: Gains (losses) on disposals/repurchases

6.1 Gains (losses) on disposals/repurchases: breakdown

	12 mths ended 30/6/24			12 mths ended 30/6/23
Items/Income components	Gains	Losses	Net gain (loss)	Gains	Losses	Net gain (loss)
A. Financial assets
1. Financial assets measured at amortized cost	6,992	(1,511)	5,481	8,309	(37)	8,272
1.1 Due from banks	5	—	5	—	—	—
1.2 Due from customers	6,987	(1,511)	5,476	8,309	(37)	8,272
2. Financial assets measured at fair value through other comprehensive income	11,940	(5,509)	6,431	7,117	(13,856)	(6,739)
2.1 Debt securities	11,940	(5,509)	6,431	7,117	(13,856)	(6,739)
2.2 Loans	—	—	—	—	—	—
Total assets (A)	18,932	(7,020)	11,912	15,426	(13,893)	1,533
B. Financial liabilities measured at amortized cost
1. Due to banks	—	—	—	—	—	—
2. Due to customers	—	—	—	—	—	—
3. Securities in issue	3,889	(3,290)	599	7,489	(687)	6,802
Total liabilities (B)	3,889	(3,290)	599	7,489	(687)	6,802

Notes to the accounts | Part C – Notes to the Profit and Loss Account | 521

SECTION 7

Heading 110: Net income (expense) from other financial assets and liabilities measured at fair value through profit or loss

7.1	Net change in the value of other financial assets and liabilities measured at fair value through profit or loss: breakdown of financial assets and liabilities designated at fair value

Transactions/ Income components	Capital gains (A)	Gains on disposal (B)	Capital losses (C)	Losses on disposal (D)	Net income (expense) [(A+B) - (C+D)]
1. Financial assets	40,740	6,015	(604)	(19)	46,132
1.1 Debt securities	507	6,015	(604)	(19)	5,899
1.2 Loans	40,233	—	—	—	40,233
2. Financial liabilities	153,185	23	(100,195)	(85,971)	(32,958)
2.1 Securities in issue (1)	42,218	23	(95,341)	(85,971)	(139,071)
2.2 Due to banks	62	—	(627)	—	(565)
2.3 Due to customers (2)	110,905	—	(4,227)	—	106,678
3. Foreign-currency denominated financial assets and liabilities: currency exchange gains/losses	X	X	X	X	(263)
Total	193,925	6,038	(100,799)	(85,990)	12,911

(1)	Valuation that includes any certificates issued.

(2)	Relating to financing linked to securities exchange transactions with insurance counterparties.

Both cases are covered by derivatives and other financial instruments whose value is measured under heading 80.

7.2	Net change in the value of other financial assets and liabilities measured at fair value through profit or loss: breakdown of other financial assets mandatorily measured at fair value

Transactions/Income components	Capital gains (A)	Gains on disposal (B)	Capital losses (C)	Losses on disposal (D)	Net income (expense) [(A+B) - (C+D)]
1. Financial assets	30,876	67	(14,463)	(96)	16,384
1.1 Debt securities	—	7	(97)	(31)	(121)
1.2 Equity securities	1,020	—	—	—	1,020
1.3 UCIT units	29,856	60	(14,366)	(65)	15,485
1.4 Loans	—	—	—	—	—
2. Foreign-currency denominated financial assets: currency exchange gains/losses	X	X	X	X	(374)
Total	30,876	67	(14,463)	(96)	16,010

522 | Individual financial statements as at 30 June 2024

SECTION 8

Heading 130: Net value adjustments (write-backs) for credit risk

8.1	Net value adjustments for credit risk related to financial assets measured at amortized cost: breakdown

	Value adjustments[1]						Write-backs[2]
Transactions/Income			Stage 3		Purchased or originated credit impaired assets					Purchased or originated credit impaired	12 mths ended	12 mths ended
Components	Stage 1	Stage 2	Write-offs	Other	Write-offs	Other	Stage 1	Stage 2	Stage 3	assets	30/6/24	30/6/23
A. Due from banks	(10,441)	—	—	—	—	—	10,318	—	—	—	(123)	(583)
- Loans	(9,632)	—	—	—	—	—	9,383	—	—	—	(249)	(719)
- Debt securities	(809)	—	—	—	—	—	935	—	—	—	126	136
B. Due from customers	(9,386)	(16,532)	—	(3,351)	—	—	16,232	8,735	1,425	—	(2,877)	(53,444)
- Loans	(6,690)	(10,877)	—	(3,351)	—	—	13,535	3,914	1,425	—	(2,044)	(50,257)
- Debt securities	(2,696)	(5,655)	—	—	—	—	2,697	4,821	—	—	(833)	(3,187)
Total	(19,827)	(16,532)	—	(3,351)	—	—	26,550	8,735	1,425	—	(3,000)	(54,027)

8.2	Net value adjustments for credit risk related to financial assets measured at fair value through other comprehensive income: breakdown

	Value adjustments[1]						Write-backs[2]
Transactions/Income			Stage 3		Purchased or originated credit impaired assets					Purchased or originated credit impaired	12 mths ended	12 mths ended
Components	Stage 1	Stage 2	Write-offs	Other	Write-offs	Other	Stage 1	Stage 2	Stage 3	assets	30/6/24	30/6/23
A. Debt securities	(5,853)	(379)	—	—	—	—	3,491	743	—	—	(1,998)	716
B. Loans	—	—	—	—	—	—	—	—	—	—	—	—
- To customers	—	—	—	—	—	—	—	—	—	—	—	—
- To banks	—	—	—	—	—	—	—	—	—	—	—	—
Total	(5,853)	(379)	—	—	—	—	3,491	743	—	—	(1,998)	716

Notes to the accounts | Part C – Notes to the Profit and Loss Account | 523

SECTION 10

Heading 160: Administrative expenses

10.1 Personnel costs: breakdown

	12 mths ended	12 mths ended
Type of expense/Amounts	30/6/24	30/6/23
1) Employees:	(298,000)	(278,433)
a) wages and salaries	(220,789)	(204,054)
b) social security contributions	(45,481)	(47,184)
c) end-of-service payments	(304)	(209)
d) social security costs	—	—
e) provision for statutory end-of-service payments	(8,294)	(8,765)
f) provision for retirement plans and similar provisions:	—	—
- defined-contribution	—	—
- defined-benefit	—	—
g) payments to external supplemental pension funds:	(7,431)	(7,445)
- defined-contribution	(7,431)	(7,445)
- defined-benefit	—	—
h) expenses resulting from share-based payments	(12,271)	(7,264)
i) other employees’ benefits	(3,430)	(3,512)
2) Other staff in service	(5,053)	(4,088)
3) Directors and Statutory Auditors	(4,948)	(4,666)
4) Early retirement costs	(2,952)	(3,042)
5) Recoveries of expenses for employees seconded to other companies	1,018	1,429
6) Reimbursements of expenses for third-party employees seconded to the company	—	—
Total	(309,935)	(288,800)

10.2 Average number of employees by category

	12 mths ended	12 mths ended
	30/6/24	30/6/23
Employees:
a) Senior executives	327	299
b) Middle managers	683	650
c) Other employees	145	139
Other staff	115	111
Total	1,270	1,199

524 | Individual financial statements as at 30 June 2024

10.5 Other administrative expenses: breakdown

	12 mths ended	12 mths ended
Type of service/Values	30/6/24	30/6/23
OTHER ADMINISTRATIVE EXPENSES
- legal, tax and professional services	(41,791)	(35,800)
- loan recovery activity	—	—
- marketing and communications	(7,309)	(5,629)
- real property expenses	(5,628)	(4,893)
- EDP	(100,663)	(87,046)
- info-providers	(30,898)	(27,785)
- bank charges, collection and payment fees	(1,169)	(1,372)
- operating expenses	(7,512)	(6,851)
- other personnel costs	(7,365)	(5,754)
- other (1)	(22,184)	(53,575)
- indirect taxes and duties	(35,674)	(25,795)
Total other administrative expenses	(260,193)	(254,500)

(1)	This item includes contributions to the various resolution funds: €3.9m (€36.2m as at 30 June 2023), which includes €0.7m relating to the last DGS instalment accrued on the account stock as at 31 March 2024 and deposited in early July.

SECTION 11

Heading 170: Net transfers to provisions for risks and charges

11.1	Net transfers for credit risk related to commitments to disburse funds and financial guarantees given: breakdown

	12 mths ended 30/6/24
	Provisions	Reallocation of surplus	Total	12 mths ended 30/6/23 Total
Loan commitments	(3,294)	4,595	1,301	1,833
Financial guarantees issued	(9,388)	14,958	5,570	12,851
Total	(12,682)	19,553	6,871	14,684

Notes to the accounts | Part C – Notes to the Profit and Loss Account | 525

11.3 Net transfers to other provisions for risks and charges: breakdown

	12 mths ended 30/6/24
	Provisions	Reallocation of surplus	Total	12 mths ended 30/6/23 Total
1. Other provisions
1.1 Legal disputes	—	—	—	—
1.2 Personnel expenses	—	—	—	(10,000)
1.3 Other	(1,085)	8,907	7,822	8,077
Total	(1,085)	8,907	7,822	(1,923)

SECTION 12

Heading 180: Net value adjustments to/write-backs of tangible assets

12.1 Net value adjustments to/write-backs of tangible assets: breakdown

	Depreciation	Impairment losses	Write-backs	Net profit (loss)
Asset/Income component	(a)	(b)	(c)	(a + b - c)
A. Property, plant, and equipment
1 Core	(9,314)	—	—	(9,314)
- Owned	(2,944)	—	—	(2,944)
- Right-of-use assets	(6,370)	—	—	(6,370)
2 Held for investment purpose	(426)	—	—	(426)
- Owned	(426)	—	—	(426)
- Right-of-use assets	—	—	—	—
3 Inventories	X	—	—	—
Total	(9,740)	—	—	(9,740)

526 | Individual financial statements as at 30 June 2024

SECTION 13

Heading 190: Net value adjustments to/write-backs of intangible assets

13.1 Net value adjustments to/write-backs of intangible assets: breakdown

	Amortization	Impairment losses	Write-backs	Net profit (loss)
Asset/Income component	(a)	(b)	(c)	(a + b - c)
A. Intangible assets
of which: software	(706)	—	—	(706)
A.1 owned	(706)	—	—	(706)
- Generated by the company internally	—	—	—	—
- Other	(706)	—	—	(706)
A.2 Right-of-use assets	—	—	—	—
Total	(706)	—	—	(706)

SECTION 14

Heading 200: Other operating income (expense)

14.1 Other operating expenses: breakdown

Type of service/Values	12 mths ended 30/6/24	12 mths ended 30/6/23
a) Leases	—	—
b) Sundry costs and expenses	(4,026)	(16,193)
Total other operating expenses	(4,026)	(16,193)

14.2 Other operating income: breakdown

Type of service/Values	12 mths ended 30/6/24	12 mths ended 30/6/23
a) Amounts recovered from customers	27,439	20,229
b) Other income	25,553	21,628
Total other operating income	52,992	41,857

Notes to the accounts | Part C – Notes to the Profit and Loss Account | 527

SECTION 15

Heading 220: Gains (losses) on equity investments

15.1 Gains (losses) on equity investments: breakdown

Income components/Amounts	12 mths ended 30/6/24	12 mths ended 30/6/23
A. Income	—	—
1. Write-ups	—	—
2. Gains on disposal	—	—
3. Write-backs	—	—
4. Other gains	—	—
B. Expenses	(35,179)	(54,263)
1. Write-downs	—	—
2. Impairment losses	(35,179)	(54,263)
3. Losses on disposal	—	—
4. Other expenses	—	—
Net profit (loss)	(35,179)	(54,263)

SECTION 19

Heading 270: Income tax for the year on ordinary activities

19.1 Income tax for the year on ordinary activity: breakdown

	12 mths ended	12 mths ended
Income components/Amounts	30/6/24	30/6/23
1. Current taxes (-)	(157.338)	(140.758)
2. Changes in current taxes for previous years (+/-)	—	—
3. Reduction in current taxes for the year (+)	—	—
3. bis Reduction in current taxes for the year due to tax credits pursuant to Law No. 214/2011 (+)	—	—
4. Changes in prepaid taxes (+/-)	(12.132)	(8.912)
5. Changes in deferred taxes (+/-)	1.470	14.670
6. Taxes on income for the year (-) (-1+/-2+3+3bis+/-4+/-5)	(168.000)	(135.000)

528 | Individual financial statements as at 30 June 2024

19.2 Reconciliation between theoretical and effective tax burden

	12 mths ended 30/6/24
	Value in %	Absolute value
Total profit before taxes		1,411,992
IRES (corporate income tax)
Theoretical rate and theoretical tax	27.5%	388,298
Dividends (-)	-19.8%	(279,465)
Gains (losses) on disposals of equity investments (PEX) (+/-)	-0.1%	(805)
Other tax rates (non-financial and non-Italian companies) (+/-)	0.2%	3,293
Non-taxable income 10% IRAP and staff cost (-)	-0.1%	(977)
Impairment (+/–)	0.7%	9,674
Extraordinary items (tax assessments, request for IRES refunds, rate adjustments, …)	0.1%	1,470
Other changes (+/-)	0.1%	1,512
TOTAL IRES	8.7%	123,000
TOTAL IRAP	3.2%	45,000
TOTAL TAXES	11.9%	168,000

SECTION 22

Earnings per share

22.1 Average number of ordinary shares on a diluted basis

	12 mths ended	12 mths ended
	30/6/24	30/6/23
Profit (loss) for the year	1,243,992	606,491
Average number of shares in issue	826,608,063	840,761,242
Average number of potentially diluted shares	6,487,718	4,561,321
Average number of diluted shares	833,095,781	845,322,563
Earnings per share	1.50	0.72
Earnings per share, diluted	1.49	0.72

Notes to the accounts | Part C – Notes to the Profit and Loss Account | 529

Part D – Other Comprehensive Income

Breakdown of Other Comprehensive Income

		30 June 2024	30 June 2023
	Items	Net amount	Net amount
10.	Profit (loss) for the year	1,243,992	606,491
Other comprehensive income not reclassified through profit or loss
20.	Equity securities designated at fair value through other comprehen-sive income:	19,640	18,101
	a) fair value changes	11,702	(44,457)
	b) transfers to other net equity items	7,938	62,558
30.	Financial liabilities designated at fair value through profit or loss (own credit quality changes):	(26,985)	(6,274)
	a) fair value changes	(26,619)	(6,274)
	b) transfers to other net equity items	(366)	—
40.	Hedge accounting of equity securities designated at fair value through other comprehensive income:	—	—
	a) fair value change (hedged instrument)	—	—
	b) fair value change (hedging instrument)	—	—
50.	Tangible assets	—	—
60.	Intangible assets	—	—
70.	Defined benefit plans	41	178
80.	Non-current assets and asset groups held for sale	—	—
90.	Portion of valuation reserves of equity-accounted investments	—	—
100.	Income taxes relating to other income items not reclassified through profit or loss	—
	Other income items through profit or loss	—	—
110.	Hedging of foreign investments:	—	—
	a) fair value changes	—	—
	b) transfer to profit or loss	—	—
	c) other changes	—	—
120.	Currency exchange gains/losses:	—	—
	a) fair value changes	—	—
	b) transfer to profit or loss	—	—
	c) other changes	—	—
130.	Cash flow hedging:	1,820	(462)
	a) fair value changes	1,820	(462)
	b) transfer to profit or loss	—	—
	c) other changes	—	—
	of which: income (expense) of net positions	—	—
140.	Hedging instruments (not designated items):	—	—
	a) fair value changes	—	—
	b) transfer to profit or loss	—	—
	c) other changes	—	—
150.	Financial assets (other than equity securities) measured at fair value through other comprehensive income:	42,847	(8,210)
	a) fair value changes	28,382	(10,585)
	b) transfer to profit or loss	14,465	2,375
	- credit risk adjustments	1,337	(479)
	- gains/losses on disposals	13,128	2,854
	c) other changes	—	—
160.	Non-current assets and asset groups held for sale:	—	—
	a) fair value changes	—	—
	b) transfer to profit or loss	—	—
	c) other changes	—	—
170.	Portion of valuation reserves of equity-accounted investments:	—	—
	a) fair value changes	—	—
	b) transfer to profit or loss	—	—
	- impairment losses	—	—
	- gains/losses on disposals	—	—
	c) other changes	—	—
180.	Income taxes relating to other income items reclassified through profit or loss	—	—
190.	Total other income items	37,363	3,333
200.	Other comprehensive income (Headings 10 +190)	1,281,355	609,824

530 | Individual financial statements as at 30 June 2024

Part E – Information on risks and related hedging policies

INTRODUCTION

As part of the Bank’s risk governance process, a key role is played by the Risk Management unit, which identifies, measures and monitors all the risks to which the Bank is exposed, and manages and mitigates them in co-ordination with the various business areas. The unit’s main duties and responsibilities are described below, along with its characteristics in terms of independence, plus an indication of the role of the other company units in risk management(19).

(19)	For discussion of credit risk, reference is made to section 1, sub-section 1.1, “Credit risk: Qualitative information”, § 2, “Credit risk management policies”; for discussion of market risks, reference is made to sub-section 2, “Market risks”; on exchange rate risks, see § 2.3, “Exchange rate risk”; on liquidity risk, see section 4, “Liquidity risk”; and on operational risks, see section 5, “Operational risks”.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 531

SECTION 1

1.1	CREDIT RISK

QUALITATIVE INFORMATION

1.	General aspects

Although risk management is the responsibility of each individual business unit, the Risk Management unit presides over the functioning of the Bank’s risk system, defining the appropriate global methodologies for measuring risks, current or future, in conformity with regulatory requirements and the Group’s own operating choices identified in the RAF,(20)  monitoring risks and ascertaining that the various limits established for the various business lines are complied with.

The Group Risk Management unit, reporting directly to the Chief Executive Officer and under the direction of the Group Chief Risk Officer, is made up of the following organizational units:

i) Risk Integration, which manages relations with the Supervisory Authorities and carries out the Group’s integrated processes (ICAAP, RAF, Recovery Plan); ii) Risk Transformation, responsible for developing, coordinating, streamlining and standardizing the evolution of IT within Risk Management; iii) CIB Credit Risk Management, responsible for defining and monitoring credit strategies and quantitative methodologies for measuring and managing credit risks; iv) Credit Risk Management, which is responsible for carrying out credit risk analysis, assigning internal ratings to counterparties and loss parameter in the event of insolvency; v) Retail Credit Risk Management, for the supervision of subsidiaries operating in retail credit; vi) Financial Risk Management, which is responsible for monitoring market and counterparty risks, asset and liability management, monitoring liquidity risks and validating fair value methodologies; vii) Non-financial Risk Management, responsible for monitoring operational and fraud risks, risks related to the distribution of investment products and services to customers, IT and security risks, as well as outsourcing risks; viii) Internal Validation & Control, which defines the methodologies, processes, tools and reporting used in internal validation activities, carries out the validation of

(20)	On 27 June 2024, the Board of Directors approved the Policy update on the definition of Risk Appetite and calibration of the risk appetite statement (RAS). In this Framework, based on the Strategic Plan and the maximum tolerable risk, the Group defines the level and type of risks that the Institute intends to assume, plus objectives, any tolerance thresholds and operating limits to be complied with under normal operating and/or stress conditions.

532 | Individual financial statements as at 30 June 2024

the Group’s risk measurement systems, defines and carries out control activities regarding the Parent Company’s main credit processes.

The Bank has been authorized by the supervisory authorities to calculate its capital requirements using its own internal rating system (based on the Probability of Default and Loss Given Default indicators) for its Corporate portfolio, currently being revised.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 533

2. Credit risk management policies

2.1 Organizational aspects

The Bank has adopted a risk governance and a control system structured across a variety of organizational units involved in the process, ensuring that all relevant risks to which the Bank is or might be exposed are managed effectively, and at the same time guaranteeing that all forms of operations are consistent with their own risk appetite.

The Board of Directors, in view in particular of its role of strategic supervision, is responsible for approving strategic guidelines and directions of the risk appetite framework (RAF), the Internal Rating Systems (IRB) at the Parent Company level and the Roll-Out Plan for gradually extending the IRB approach across the whole Group, business and financial plans, budgets, risk management and internal control policies, and the Recovery Plan drawn up in accordance with the provisions of the Bank Recovery and Resolution Directive (Directive 2014/59/EU).

The Risk Committee assists the Board of Directors in performing monitoring and investigation duties in respect of internal controls, risk management, and accounting infrastructure. The Statutory Audit Committee supervises the risk management and control system as defined by the RAF and the internal controls system, assessing the effectiveness of the structures and units involved in the process and coordinating them.

Within the Parent Company’s risk governance system, the following Management Committees have specific responsibilities within the processes of taking, managing, measuring and controlling risks: Group Risk Management Committee, responsible for issuing guidance at the Group level in respect of all risks (not including the risk of conduct); Credit and Market Committee, with decision-making powers over credit, counterparty and market risks; New Operations Committee, for the preventive evaluation of new activities and approval of the entry into new sectors, new products and related pricing models.

534 | Individual financial statements as at 30 June 2024

2.2 Management, measurement and control systems

In the process of defining its Risk Appetite Framework (“RAF”), the Bank has determined the level of risk (overall and by individual type) which it intends to assume in order to pursue its own strategic objectives, and has identified the metrics to monitor and the relevant tolerance thresholds and risk limits. The RAF is the framework which links risks to the company’s strategy (translating mission and strategy into qualitative and quantitative risk variables) and risk objectives for the company’s operations (translating risk objectives into limits and incentives for each area).

As required by the prudential regulations, the formalization of risk objectives, through definition of the RAF, which are consistent with the maximum risk that can be taken, the business model and strategic guidance is a key factor in establishing a risk governance policy and internal controls system with the objective of enhancing the Bank’s capability in terms of governing its own company risks, and also ensuring sustainable growth over the medium and long term. In this connection, the Bank has developed a Risk Appetite Framework governance model which identifies the roles and responsibilities of the corporate bodies and units involved, with co-ordination mechanisms instituted to ensure the risk appetite is suitably incorporated into the management processes.

In the process of defining its Risk Appetite, the Bank:

–	identifies the risks which it is willing to assume;

–	defines, for each risk, the objectives and limits in normal and stressed conditions;

–	identifies the action necessary to bring the risk back within the set objective.

To define the RAF, based on the strategic positioning and risk profile set, the Risk Appetite statement is structured into metrics and risk thresholds, to be identified with reference to the following framework risk pillars, in line with the best international practices: capital adequacy; liquidity and funding; profitability; bank-specific factors; and non-financial risks. The Board of Directors has a proactive role in defining the RAF, guaranteeing that the expected risk profile is consistent with the Strategic plan, budget, ICAAP and Recovery Plan, and structured into adequate and effective metrics and limits. For each pillar analysed, the risk assumed is set against a system of objectives and limits

Notes to individual accounts | Part E - Information on risks and related hedging policies | 535

representative of the regulatory restrictions and the general attitude towards risk, as defined in accordance with the strategic planning, the internal capital adequacy assessment process (ICAAP) and the risk management processes.

In addition to identifying and setting the Risk Appetite parameters, the Bank also governs the mechanisms regulating the governance and processes for establishing and implementing the RAF, in terms of updating/reviewing, monitoring, and reporting to the Committees and corporate bodies. Based on its operations and the markets in which it operates, the Bank has identified the relevant risks to be submitted to specific assessment in the course of the reporting for the ICAAP (Internal Capital Adequacy Assessment Process), in accordance with the Bank of Italy instructions contained in circular no. 285 issued on 17 December 2013, “Supervisory instructions for banks” as amended, appraising its own capital adequacy from both a present and future perspective which takes into account the strategies and development of the reference scenario. As required by the provisions of the Capital Requirements Directive IV (“CRD IV”), the Bank prepares an Internal Liquidity Adequacy Assessment Process document (ILAAP), describing the set of policies, processes and instruments put in place to govern liquidity and funding risks. The Bank’s objective is to maintain a level of liquidity that enables it to meet ordinary and extraordinary payment obligations, while minimizing costs at the same time. The Bank’s liquidity management strategy is based on the desire to maintain an appropriate balance between potential inflows and potential outflows, in the short and the medium/long term, by monitoring both regulatory and management metrics, in accordance with the risk profile defined as part of the RAF.

536 | Individual financial statements as at 30 June 2024

2.3 Methods for measuring expected losses

Under IFRS 9, financial assets not measured at fair value, such as debt securities and loans as well as off-balance sheet exposures (i.e. loan commitments and financial guarantees) must be tested for impairment based on expected losses.

The internal rating models are the baseline instrument for determining the risk parameters to be used in calculating expected losses, subject to the regulatory indicators being adjusted for aspects which are not suitable to be used directly in an accounting environment (e.g. in some cases reconverting the data to reflect a “point-in-time” approach). Under IFRS 9, expected losses are calculated as the product of the PD, LGD and EAD metrics. This calculation is based on the residual life for instruments that have undergone a significant risk deterioration (referred to as “Stage 2”) or that show objective signs of deterioration (“Stage 3”) and over a 12-month horizon for instruments that do not fall into the previous categories (“Stage 1”).

The Bank adopts qualitative and quantitative criteria to establish whether there has been a significant increase in credit risk, using backstop indicators, such as accounts which are thirty or more days overdue or have been classified as forborne, to assess whether or not they should be treated as Stage 2. Cases of low-risk instruments at the recording date are identified, compatible with classification as Stage 1 (low credit risk exemption), where there is a BBB-rating on the Standard & Poor’s scale, or a corresponding internal PD estimate. Consistent with the options granted by IFRS 9, a change in forward-looking PD is used as the benchmark quantitative metric for the purpose of identifying positions to be classified as Stage 2. During 2022, the Supervisory Authority conducted a specific assessment of the Parent Company’s Corporate portfolio by analysing, among other things, the SICR valuation. The Group is therefore transitioning to a method that involves the comparison of lifetime PDs between reference and origination dates, abandoning the use of twelve-month PDs. The preliminary evaluations made revealed no material changes.

The provisioning reflects the sum of the expected credit losses (over a time horizon of twelve months or, based on the contractual expiry of the exposure, depending on the Stage classification), discounted at the effective interest rate. The expected credit loss is the result of a joint assessment of three scenarios, a baseline scenario and two alternative scenarios. The scenarios, drawn up at Group level, are revised at least once every six months.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 537

In particular, scenarios are defined by the designated Group Economic and Macro Strategy (GEMS) unit, which is also responsible for assigning the relevant weights.

The weights of the scenarios used in determining ECL were set at 55% for the base scenario; 15% for the mild-positive scenario and 30% for the mild-negative scenario; values represent the probabilities of each scenarios taking place, analytically determined by the GEMS area on the basis of past forecasting errors statistical distribution.

Continuing the work done in the previous year, the Bank decided to adopt additional provisions (“overlays”) with respect to the impairment estimates resulting from the adoption of models on the basis of specific aspects that cannot be incorporated and assessed through modelling.(21) Overlays were applied to sectors particularly exposed to inflationary pressure in order to measure any peaks in risk that the quantitative methodology detects only on average. The Bank is reviewing the relevant internal regulations, among other things with the aim of providing itself with a more structured overlay governance, in terms of both the decision-making process and possible scenarios; the process, already at an advanced stage, will be completed within the expected time frame for addressing other related areas of improvement that emerged after the ECB’s regular inspection activities.

(21)	The approach adopted is consistent with the ECB recommendations made to banks in recent months, such as in the letters of 1 April 2020 (“IFRS 9 in the context of the coronavirus (COVID-19) pandemic”) and 4 December 2020 (“Identification and measurement of credit risk in the context of the coronavirus (COVID-19) pandemic”).

538 | Individual financial statements as at 30 June 2024

2.4 Credit risk mitigation techniques

The Bank has put in place a system for managing credit risk mitigation techniques, which covers the entire process of obtaining, assessing, supervising and implementing the mitigation instruments in use. The requirements for eligibility of collateral and guarantees are set out in Regulation (EU) 575/2013 of the European Parliament and of the Council as amended (the “CRR”). The Bank has also compiled specific criteria by which collateral not recognized for regulatory purposes may in any case be recognized at the operating level as effective to mitigate credit risk.

The Bank also adopts risk mitigation policies by entering into netting and collateral agreements, verifying whether the agreements are legally valid and meet the regulatory criteria to be recognized for prudential purposes.

Credit risk mitigation activities are governed by specific Directives. In particular, the phases of obtaining the collateral, checking, reporting and assessing its eligibility may be performed by different units. However, the role of the Risk Management unit in setting eligibility criteria for regulatory and management purposes remains central. Controls of the mitigation instruments are included in the general risk control and management framework.

With reference to the Private Banking portfolio, the high diversification of guarantees, a conservative approach in the origination phase and in determining the lending value of financial instruments allowed the Bank to keep sufficient guarantees with limited margin call situations.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 539

3. Non-performing credit exposures

The Bank is known for its prudent approach to risk, which is reflected in the fact that its overdue exposure levels are among the lowest in the Italian national panorama. The Bank’s management of non-performing loans also helps to keep their level low on the books, including the use of different options typically available, such as disposals, collateral enforcement and negotiation of restructuring agreements.

The Bank uses a single, like-for-like definition for the concepts of “default” as defined in the regulations on regulatory capital requirements, “non-performing”, used for supervisory reporting statistics, and Stage 3 assets (“credit-impaired” assets), as defined by the accounting standards in force. In this regard, the Group has implemented the EBA Guidelines on the adoption of the definition of default (EBA/GL/2016/07), Delegated Regulation (EU) 2018/171 of the Commission of 19 October 2017, and Regulation (EU) 2018/1845 of the ECB of 21 November 2018.

The quantification of provisions must be analytical through the valuation of discounted cash flows and specific ratio analysis under the going-concern assumption or a valuation of assets in case of company liquidation.

At the monitoring stage, the write-off for credit losses on financial assets is also assessed, i.e. when in part or in whole. Those write-offs are possible even before completion of the legal action to recover the asset, and this does not necessarily entail waiving the legal right to recover the amount.

In order to adequately monitor the management of NPL portfolios, in recent years, several measures have been issued by the Regulator for the purpose of directing the financial sector towards minimizing their stocks of non-performing portfolios and speeding up recovery. On 26 April 2019, the European Parliament published an amendment to Regulation (EU) 575/2013 (CRR) in the Official Journal with the inclusion of rules to be applied for the coverage of NPLs (referred to as Calendar Provisioning) deriving from loans granted starting from the date of issue of the amended Regulation. Calendar Provisioning requires the full write-down of non-performing loans according to pre-established maturities.

540 | Individual financial statements as at 30 June 2024

4. Financial assets subject to commercial renegotiations and forbearance measures

Financial assets may be subject to contractual amendments based primarily on two different needs: maintaining a mutually satisfactory commercial relationship with clients, or re-establishing/improving the credit position of customers who are facing, or about to face, difficulties in complying with the commitments they have entered into.

The former case, defined as commercial renegotiation, recurs when the client might want to end the relationship, as a result of its credit quality and of favourable market conditions. In a situation such as this, changes can be made at the client’s initiative or on a preventative basis in order to maintain the relationship with the client by improving the commercial terms offered, without prejudice to a satisfactory return on the risk and in compliance with the general strategic objectives (e.g. in terms of target customers).

The second case, which corresponds to the notion of forbearance measure, is detected in accordance with the specific regulations when contractual amendments are made, refinancing arrangements entered into, or when clauses provided for in the contract are exercised by the client.

For an exposure to be classified as forborne, the Bank assesses whether or not such concessions (typically rescheduling expiry dates, suspending payments, refinancing or waivers of covenants) occur as a result of a situation of financial difficulty, actual or potential (if concessions are not granted), of more than thirty days past due. Assessment of the borrower’s financial difficulties is based primarily on individual analysis.

Both non-performing exposures and exposures whose difficulties are still compatible with their being treated as performing may be classified as forborne. However, as described in the previous sections, a position being assigned the status of “forborne” is considered to be incompatible with its being treated as Stage 1. For this reason, based on the regulations on supervisory statistical reporting, there is a minimum period of time during which an exposure can be classified as “forborne” and this is reflected in the prudential transitions between Stages 1, 2 and 3. For instance, when concessions have been made in respect of Stage 2 exposures, these exposures cannot return to Stage 1 in less than two years, in line with the minimum duration requirement of two years

Notes to individual accounts | Part E - Information on risks and related hedging policies | 541

provided for the “forborne performing exposure” status (during this period, the status can only be downgraded to reflect the exposure’s transition to non-performing). Similarly, exposures in Stage 3 cannot return to Stage 1 in less than three years, in line with the one-year duration requirement for “forborne non-performing exposure” status, followed (unless the non-performing status needs to be prolonged) by the two-year minimum duration requirement for the “forborne performing exposure” status.

To return to Stage 1, exposures must give proof of having fully recovered their credit quality and the conditions requiring them to be classified as “forborne” must have ceased to apply. Accordingly, monitoring activities over transitions to Stages 2 or 3 are the same as monitoring activities over exposures which have not moved from Stage 1. However, “forborne” exposures that have returned from Stage 3 to Stage 2 are subject to enhanced monitoring, providing that if there is a delay of more than thirty days in payment or if a new forbearance measure is applied, the exposure will immediately return to Stage 3 for prudential purposes.

542 | Individual financial statements as at 30 June 2024

5. Details by business segment

Corporate activity

The Bank’s internal system for managing, evaluating and controlling its credit risk exposure reflects its traditional policy based on prudence and a highly selective approach: risk assumption is based on an analytical approach grounded on an extensive knowledge of the entrepreneurial, asset and management operations of each financed company, as well as of the economic framework in which it operates. During the analysis, all the necessary documentation was acquired in order to carry out an adequate assessment of the borrower’s credit quality and define the correct remuneration of the risk assumed; the analysis included assessments of the duration and amount of credit lines, monitoring of suitable collateral and use of contractual commitments (covenants) aimed at preventing the deterioration of the counterparty’s credit quality.

With reference to the correct adoption of Credit Risk Mitigation techniques, specific activities are implemented to define and meet all the requirements to ensure that the real and personal guarantees have the maximum mitigating effects on the exposures. In particular, during the year under review, these activities focused on measuring the value of financial guarantees.

To determine credit risk, all counterparties are analysed and an internal rating is assigned by the Risk Management unit on the basis of internal models which take into account the specific quantitative and qualitative characteristics of the counterparty. The proposed transactions are also subject to the application of LGD models where appropriate.

Loans originated by the business divisions are appropriately assessed by the Risk Management unit and regulated in accordance with the powers for approval and management of the most significant transactions, through screening at different operating levels.

The Credit Risk Management unit also carries out a review of the ratings assigned to the counterparties at least once a year. Approved loans must also be confirmed by the approving body with the same frequency.

Provisions are calculated individually for non-performing items and based on PD and LGD indicators of the performing portfolio. For individual

Notes to individual accounts | Part E - Information on risks and related hedging policies | 543

provisioning, valuations based on discounted cash flows and ratio analysis balance sheet are applied to businesses under the going-concern assumption, while an asset valuation is used in case of liquidation. With regard to performing loans, the PD parameters are obtained starting from the through-the-cycle rating approach used to develop the internal rating model which is then converted to the point-in-time approach. LGDs are calculated according to the modelling used for regulatory calculation, stripped of elements that are more closely attributable to the requirements for internal models, including, in particular, the 45% floor, the downturn effect, and indirect costs. The parameters used to quantify the expected credit loss (as well as the regulatory parameters) are in any case subject to regular evaluation by corporate units. The forward-looking component of the models is the result of the risk indicators applied to the macroeconomic scenarios defined internally.

In terms of monitoring the performance of individual credit exposures, the Bank has adopted an early warning system to identify a list of counterparties (“Watchlist”) requiring in-depth analysis on account of their potential or obvious weaknesses. The exposures identified are then classified by level of alert (Amber or Red for performing accounts, Black for non-performing items) and are reviewed regularly to identify the most appropriate mitigation actions to be taken. The watchlist is also used to provide qualitative information regarding allocation to Stage 2, which includes counterparties classified as “Amber” or “Red”. All forborne positions are also subject to specific monitoring; it should be noted that forborne positions are also classified in the Watchlist.

544 | Individual financial statements as at 30 June 2024

Private Banking operations

Private Banking operations include granting loans as an ancillary activity in serving “High Net Worth” and institutional categories of clients, with the aim of providing them with wealth management and asset management services. Credit risk exposure takes various forms, such as cash loans (by granting credit on a bank account or through short- or medium-term loans), authorizing overdrafts on a current account, endorsements and credit limits on credit cards.

As a rule, credit loans are guaranteed risks, i.e. backed by a real guarantee (pledge on the customer’s financial instruments in an administered deposit or on an asset management mandate or credits arising from an insurance policy).

The grant of such loans is governed through operating powers which require the proposed loan to be assessed at various levels of the organization and approved by the appointed Bodies according to the level of risk resulting from the size of the loan, the guarantees/collateral and the type of finance involved. Such loans are reviewed on a regular basis.

Provisioning for all non-performing contracts is calculated on an individual basis, and takes into account recovery forecasts. The provisions made on the performing portfolio are based on PD and LGD estimates differentiated according to the type of counterparty and presence of guarantees.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 545

6. Macroeconomic scenario and impacts

The macroeconomic scenario for the first half of 2024 that governs the IFRS 9 provision at year-end in the baseline scenario is characterized by the stabilization of geopolitical frictions between the Western bloc and China. Moreover, no further escalation of the Russian-Ukrainian and Israeli-Hamas conflicts is expected. With regard to energy costs and exchange rates, an evolution in line with what was previously incorporated in the forward rates is assumed. With regard to the PNRR, a low probability that the funds will be spent by the expiry date of August 2026 was assigned. The basic assumption is that the plan will be extended until December 2028 and the funds used pro-rata over the forecast horizon. Eurozone inflation is expected to decline rapidly to reach its target of 1.9% per annum by December 2024. With regard to the Eurozone’s growth, it is expected to stagnate in the first half of 2024 and accelerate from the second half of 2024 onwards, in conjunction with growing real wages and international trade.

The macroeconomic scenario in the mild positive assumption instead foresees a significant decrease in the savings rate of consumer households in the major countries and that households will spend their savings accumulated during the pandemic period. Risk aversion among both individuals and businesses is also expected to decrease and therefore business investment is expected to increase compared to the baseline scenario. Finally, an acceleration of growth is expected for the main economies (US, UK, EZ).

In the alternative mild negative scenario, consumer households are expected to increase their savings rate and not to use the savings accumulated during the pandemic period. A growing aversion to risk is expected for individuals and businesses and therefore lower investments by businesses compared to the baseline scenario. Finally, with regard to public spending, current levels are expected to be maintained.

The Bank kept the additional provisions (referred to as overlays) with the aim of including the uncertainties of the evolution of the macroeconomic context in hedging levels. Continuing the work done in the previous year, Corporate overlays were applied to sectors particularly exposed to inflationary pressure in order to measure any peaks in risk that the quantitative methodology detects only on average. More specifically, overlays of €16.1m were allocated (intercompany positions amounted to €2.8m).

546 | Individual financial statements as at 30 June 2024

Compared to the previous financial year (€25.2m), overlays were reduced due to the classification of some sectors from High/Medium impact to Low impact due to inflation risk, good quality of the portfolio, normalization of energy prices and proven ability to contain inflationary pressure and, in general, lower impact of inflation on the sectors involved.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 547

Table 1 – Macroeconomic baseline scenario parameters as at 30/6/24(22)

GDP forecasts	2023	2024	2025	2026
Italy	0.60%	0.50%	1.20%	0.90%
UE	0.50%	0.50%	1.80%	1.80%
USA	2.40%	3.10%	1.80%	1.80%

Unemployment rate	2023	2024	2025	2026
Italy	7.70%	7.50%	7.80%	8.0%
UE	6.0%	6.0%	5.90%	5.80%
USA	3.60%	3.90%	4.10%	4.10%

Interest rate of government bonds (10 years)	2023	2024	2025	2026
Italy	4.20%	3.60%	3.90%	4.20%
Germany	2.40%	2.30%	2.30%	2.60%
USA	3.60%	4.10%	4.0%	4.10%

Table 2 – Mild-positive macroeconomic scenario at 30/6/2024

GDP forecasts	2023	2024	2025	2026
Italy	0.60%	0.50%	2.40%	1.90%
UE	0.50%	0.50%	2.90%	2.80%
USA	2.40%	3.10%	2.60%	2.50%

Unemployment rate	2023	2024	2025	2026
Italy	7.70%	7.50%	7.10%	6.80%
UE	6.0%	6.0%	5.40%	5.0%
USA	3.60%	3.90%	3.50%	3.10%

Interest rate of government bonds (10 years)	2023	2024	2025	2026
Italy	4.20%	3.60%	4.20%	4.70%
Germany	2.40%	2.30%	2.70%	3.30%
USA	3.60%	4.10%	4.40%	4.90%

Table 3 – Mild-negative macroeconomic scenario at 30/6/2024

GDP forecasts	2023	2024	2025	2026
Italy	0.60%	0.50%	-0.10%	-0.10%
UE	0.50%	0.50%	0.60%	1.0%
USA	2.40%	3.10%	0.90%	1.20%

Unemployment rate	2023	2024	2025	2026
Italy	7.70%	7.50%	8.40%	9.20%
UE	6.0%	6.0%	6.40%	6.80%
USA	3.60%	3.90%	4.60%	5.20%

Interest rate of government bonds (10 years)	2023	2024	2025	2026
Italy	4.20%	3.60%	3.70%	4.0%
Germany	2.40%	2.30%	2.0%	2.10%
USA	3.60%	4.10%	3.60%	3.50%

(22)	As described in Section 2.3, the Bank sets the estimates for the baseline scenario, compiling the economic variables using an external macroeconomic model which factors in the internal expectations for interest rates.

548 | Individual financial statements as at 30 June 2024

QUANTITATIVE INFORMATION

A. Credit quality

A.1	Non-performing and performing exposures: amounts, value adjustments, trends and segmentation by earnings

A.1.1 Financial assets by portfolio and credit quality (book value)

Portfolio/quality		Bad loans	Unlikely to pay	Overdue non- performing exposures	Overdue performing exposures	Other performing exposures*	Total
1.	Financial assets measured at amortized cost	—	8,519	6,577	34,518	54,763,884	54,813,498
2.	Financial assets measured at amortized cost	—	—	—	—	6,649,463	6,649,463
3.	Financial assets designated at fair value	—	—	—	—	719,215	719,215
4.	Other financial assets mandatorily measured at fair value	—	—	—	—	299	299
5.	Financial assets held for sale	—	—	—	—	—	—
Total 30 June 2024		—	8,519	6,577	34,518	62,132,861	62,182,475
Total 30 June 2023		—	18,081	847	47,149	60,863,146	60,929,223

* There are no overdue performing exposures being renegotiated under collective agreements.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 549

A.1.2 Financial assets by portfolio/credit quality (gross/net values)

		Non-performing				Performing
Portfolio/quality		Gross exposure	Overall value adjustments	Net exposure	Overall partial write-offs	Gross exposure	Overall value adjustments	Net exposure	Total (net exposure)
1.	Financial assets measured at amortized cost	19,530	(4,434)	15,096	—	54,857,673	(59,271)	54,798,402	54,813,498
2.	Financial assets measured at fair value through other comprehensive income	—	—	—	—	6,657,116	(7,653)	6,649,463	6,649,463
3.	Financial assets designated at fair value	—	—	—	—	X	X	719,215	719,215
4.	Other financial assets mandatorily measured at fair value	6,636	(6,636)	—	—	X	X	299	299
5.	Financial assets held for sale	—	—	—	—	—	—	—	—
Total 30 June 2024		26,166	(11,070)	15,096	—	61,514,789	(66,924)	62,167,379	62,182,475
Total 30 June 2023		118,350	(99,422)	18,928	—	60,450,137	(79,295)	60,910,295	60,929,223

		Assets with obviously poor credit quality		Other assets
Portfolio/quality		Accumulated capital losses	Net exposure	Net exposure
1.	Financial assets held for trading	—	—	11,511,163
2.	Hedging derivatives	—	—	561,851
Total 30 June 2024		—	—	12,073,014
Total 30 June 2023		—	—	9,570,799

550 | Individual financial statements as at 30 June 2024

Information on sovereign debt exposures

A.1.2a Exposures to sovereign debt securities by state and portfolio*

		Non-performing				Performing
Portfolio/quality		Gross exposure	Individual adjustments	Portfolio adjustments	Net exposure	Gross exposure	Portfolio adjustments	Net exposure	Total net exposure[1]
1.	Financial assets held for trading	—	—	—	—	X	X	1,498,038	1,498,038
	France	—	—	—	—	X	X	1,220,030	1,220,030
	Germany	—	—	—	—	X	X	(26,761)	(26,761)
	Italy	—	—	—	—	X	X	76,928	76,928
	Belgium	—	—	—	—	X	X	135,073	135,073
	Other	—	—	—	—	X	X	92,768	92,768
2.	Financial assets measured at fair value through other comprehensive income	—	—	—	—	5,640,627	—	5,640,627	5,640,627
	Italy	—	—	—	—	3,394,098	—	3,394,098	3,394,098
	Germany	—	—	—	—	1,132,387	—	1,132,387	1,132,387
	United States	—	—	—	—	537,473	—	537,473	537,473
	Spain	—	—	—	—	249,787	—	249,787	249,787
	Other	—	—	—	—	326,882	—	326,882	326,882

3.	Financial assets measured at amortized cost	—	—	—	—	2,488,925	—	2,488,925	2,488,925
	Italy	—	—	—	—	1,641,400	—	1,641,400	1,641,400
	Germany	—	—	—	—	49,202	—	49,202	49,202
	United States	—	—	—	—	308,699	—	308,699	308,699
	France	—	—	—	—	457,491	—	457,491	457,491
	Other	—	—	—	—	32,133	—	32,133	32,133
Total 30 June 2024		—	—	—	—	8,129,552	—	9,627,590	9,627,590

* This does not include financial or credit derivatives.

[1]	The net exposure includes (long and short) positions in securities measured at fair value (including the outstanding accrual), except for assets held to maturity which are measured at amortized cost, whose implied fair value is €-47m.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 551

A.1.2b Exposures to sovereign debt securities by portfolio*

	Trading Book[1]			Banking Book[2]
Portfolio/quality	Nominal Value	Book Value	Contract duration	Nominal Value	Book Value	Fair Value	Contract duration
Italy	1,116,469	1,220,030	0.69	5,114,426	5,035,498	5,005,282	4.12
Germany	(23,731)	(26,761)	0.76	1,170,000	1,181,589	1,181,231	2.38
France	83,800	76,928	3.11	860,000	846,172	840,418	2.31
United States	—	—	—	719,290	707,278	697,612	1.35
Other	235,032	227,841	—	353,091	359,015	358,147	—
Total 30 June 2024	1,411,570	1,498,038		8,216,807	8,129,552	8,082,690

*  This figure does not include forward sales with a notional amount of €354m

[1]	This item does not include sales on the Bund/Bobl/Schatz future (Germany) for €2.5m (with a negative fair value of €0.1m) and sales on the BTP future (Italy) for €604m (with a positive fair value of €3.5m); moreover, net hedging purchases of €485m, €360m of which attributable to Germany country risk, were not counted.

[2]	This item does not include the instrument linked to the appreciation of Greek GDP (referred to as “GDP Linkers Securities”) with a notional amount of €127m.

A.1.3 Financial assets by past due brackets (book value)

		Stage 1			Stage 2			Stage 3			Purchased or originated credit impaired assets
Portfolios/risk stages		From 1 to 30 days	From 30 to 90 days	More than 90 days	From 1 to 30 days	From 30 to 90 days	More than 90 days	From 1 to 30 days	From 30 to 90 days	More than 90 days	From 1 to 30 days	From 30 to 90 days	More than 90 days
1.	Financial assets measured at amortized cost	3,382	30,970	157	—	9	—	1	3	5,499	—	—	—
2.	Financial assets measured at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
3.	Financial assets held for sale	—	—	—	—	—	—	—	—	—	—	—	—
Total 30 June 2024		3,382	30,970	157	—	9	—	1	3	5,499	—	—	—
Total 30 June 2023		17,534	3,876	19,242	899	3,050	2,548	—	—	3,257	—	—	—

552 | Individual financial statements as at 30 June 2024

A.1.4 Financial assets, loan commitments and financial guarantees issued: trend in overall value adjustments and overall provisioning

	Overall value adjustments
	Stage 1 assets						Stage 2 assets						Stage 3 assets						Purchased or originated credit impaired financial assets					Overall provisions for loan commitments and financial guarantees issued
Reasons/risk stages	On-demand loans to banks and Central Banks	Financial assets measured at amortized cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale	of which: individual write-downs	of which: collective write-downs	On-demand loans to banks and Central Banks	Financial assets measured at amortized cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale	of which: individual write-downs	of which: collective write-downs	On-demand loans to banks and Central Banks	Financial assets measured at amortized cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale	of which: individual write-downs	of which: collective write-downs	Financial assets measured at amortized cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale	of which: individual write-downs	Of which: collective write-downs	Stage 1	Stage 2	Stage 3	Purchased or originated credit-impaired loan commitments and financial guarantees issued	Total
Opening amount of overall adjustments	855	60,445	6,537	—	—	67,837	—	10,928	1,385	—	—	12,313	—	92,786	—	—	92,786	—	—	—	—	—	—	24,199	6,207	—	—	203,342

Increases due to purchased or originated financial assets	38	18,311	5,910	—	—	24,259	—	8,080	133	—	—	8,213	—	24	—	—	24	—	X	X	X	X	X	6,604	91	—	—	39,191

Derecognitions other than write-offs	—	(20,814)	(5,200)	—	—	(26,014)	—	(13,349)	(983)	—	—	(14,332)	—	(91,702)	—	—	(91,702)	—	—	—	—	—	—	(8,182)	(5,342)	—	—	(145,572)
Net value adjustments/write-backs for credit risk	(290)	(11,061)	(251)	—	—	(11,602)	122	6,731	122	—	—	6,975	—	3,326	—	—	3,326	—	—	—	—	—	—	(3,279)	2,180	334	—	(2,066)

Contractual changes without derecognition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Changes in estimation methods	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Write-offs not directly recognized through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other changes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	—	—	—	2

Closing amount of overall adjustments	603	46,881	6,996	—	—	54,480	122	12,390	657	—	—	13,169	—	4,434	—	—	4,434	—	—	—	—	—	—	19,344	3,136	334	—	94,897

Recoveries for collections of written-off financial assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Write-offs directly recognized through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Notes to individual accounts | Part E - Information on risks and related hedging policies | 553

A.1.5	Financial assets, loan commitments and financial guarantees issued: transfers between different stages of credit risk (gross and nominal values)

	Gross value/nominal value
	Transfers between Stage 1 and Stage 2		Transfers between Stage 2 and Stage 3		Transfers between Stage 1 and Stage 3
Portfolios/risk stages	From Stage 1 to Stage 2	From Stage 2 to Stage 1	From Stage 2 to Stage 3	From Stage 3 to Stage 2	From Stage 1 to Stage 3	From Stage 3 to Stage 1
1. Financial assets measured at amortized cost	75,540	1,270	11,346	—	6,248	805
2. Financial assets measured at fair value through other comprehensive income	3,531	—	—	—	—	—
3. Financial assets held for sale	—	—	—	—	—	—
4. Loan commitments and financial guarantees issued	97,069	—	180	—	1,335	—
Total 30 June 2024	176,140	1,270	11,526	—	7,583	805
Total 30 June 2023	141,482	148,631	50,305	—	773	1,162

Transfers from Stage 1 to Stage 2, mainly in the Large Corporate area, were affected by reclassifications due to the worse ratings of six counterparties (two of which related to off-balance sheet exposures) as well as by the inclusion in the watchlist of four counterparties (two of which related to off-balance sheet exposures); on the other hand, the second stage was mainly influenced by reimbursements.

The transitions from Stage 2 to Stage 3 were influenced by the transition of a position to UTP.

Finally, the transition from Stage 1 to Stage 3 of a Large Corporate position due to classification as UTP should be noted.

554 | Individual financial statements as at 30 June 2024

A.1.6	On- and off-balance sheet exposures to banks: net and gross values

	Gross exposure					Overall value adjustments and overall provisions
Types of exposure/Values		Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets		Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets	Net exposure	Overall partial write-offs
A. On-balance sheet credit exposures
A.1 On-demand	3,281,124	3,262,866	18,258	—	—	725	603	122	—	—	3,280,399	—
a) Non-performing	—	X	—	—	—	—	X	—	—	—	—	—
b) Performing	3,281,124	3,262,866	18,258	X	—	725	603	122	X	—	3,280,399	—
A.2 Other	33,034,648	31,741,043	—	—	—	25,090	25,090	—	—	—	33,009,558	—
a) Bad loans	—	X	—	—	—	—	X	—	—	—	—	—
- of which: forborne exposures	—	X	—	—	—	—	X	—	—	—	—	—
b) Unlikely to pay	—	X	—	—	—	—	X	—	—	—	—	—
of which: forborne exposures	—	X	—	—	—	—	X	—	—	—	—	—
c) Overdue non-performing exposures	—	X	—	—	—	—	X	—	—	—	—	—
- of which: forborne exposures	—	X	—	—	—	—	X	—	—	—	—	—
d) Overdue performing exposures	—	—	—	X	—	—	—	—	X	—	—	—
- of which: forborne exposures	—	—	—	X	—	—	—	—	X	—	—	—
e) Other performing exposures	33,034,648	31,741,043	—	X	—	25,090	25,090	—	X	—	33,009,558	—
- of which: forborne exposures	—	—	—	X	—	—	—	—	X	—	—	—
Total (A)	36,315,772	35,003,909	18,258	—	—	25,815	25,693	122	—	—	36,289,957	—
B. Off-balance sheet credit exposures												—
a) Non-performing	—	X	—	—	—	—	X	—	—	—	—	—
b) Performing	18,840,719	3,675,442	—	X	—	2,799	2,799	—	X	—	18,837,920	—
Total (B)	18,840,719	3,675,442	—	—	—	2,799	2,799	—	—	—	18,837,920	—
Total (A+B)	55,156,491	38,679,351	18,258	—	—	28,614	28,492	122	—	—	55,127,877	—

Notes to individual accounts | Part E - Information on risks and related hedging policies | 555

A.1.7	On- and off-balance sheet exposures to customers: gross and net values

	Gross exposure					Overall value adjustments and overall provisions
Types of exposure/Values		Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets		Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired assets	Net exposure	Overall partial write-offs
A. On-balance sheet credit exposures
a) Bad loans	6,636	X	—	—	—	6,636	X	—	—	—	—	—
- of which: forborne exposures	6,636	X	—	—	—	6,636	X	—	—	—	—	—
b) Unlikely to pay	12,408	X	—	12,408	—	3,889	X	—	3,889	—	8,519	—
- of which: forborne exposures	6,110	X	—	6,110	—	2,153	X	—	2,153	—	3,957	—
c) Overdue non-performing exposures	7,122	X	—	7,122	—	545	X	—	545	—	6,577	—
- of which: forborne exposures	5,236	X	—	5,236	—	293	X	—	293	—	4,943	—
d) Overdue performing exposures	34,522	34,513	9	X	—	4	4	—	X	—	34,518	—
- of which: forborne exposures	—	—	—	X	—	—	—	—	X	—	—	—
e) Other performing exposures	37,768,509	29,535,827	203,397	X	—	41,830	28,783	13,047	X	—	37,726,679	—
- of which: forborne exposures	137,148	—	137,148	X	—	6,434	—	6,434	X	—	130,714	—
TOTAL (A)	37,829,197	29,570,340	203,406	19,530	—	52,904	28,787	13,047	4,434	—	37,776,293	—
B. Off-balance sheet credit exposures
a) Non-performing	1,515	X	—	1,515	—	334	X	—	334	—	1,181	—
b) Performing	30,773,831	22,746,435	112,194	X	—	19,681	16,545	3,136	X	—	30,754,150	—
Total (B)	30,775,346	22,746,435	112,194	1,515	—	20,015	16,545	3,136	334	—	30,755,331	—
Total (A+B)	68,604,543	52,316,775	315,600	21,045	—	72,919	45,332	16,183	4,768	—	68,531,624	—

As at 30 June 2024, gross non-performing assets decreased (from €118.3m to €26.2m, including €14.4m from the Private segment) following the sale of a couple of single names in the Large Corporate segment. On a net basis, they decreased from €18.9m to €15.1m with an almost zero impact on cash credit exposures. The coverage ratio stood at 42.3%, down compared to the previous year (84%) due to the disposals made and extensive guarantees covering exposures, especially in the Private segment.

556 | Individual financial statements as at 30 June 2024

Finrep Gross NPL Ratio (23)

		(€m)
	30 June 2024	30 June 2023
	Amounts before value adjustments
Loans	40,315.1	41,489.8
NPLs	26.2	118.3
Loan to customers	40,341.3	41,608.1
NPLs purchased	—	—
Net Treasury assets*	13,950.9	12,790.8
Total Loans and advances	54,292.2	54,398.9
Finrep Gross NPL ratio in %	—	0.2%

*	In line with the instructions of the EBA Risk Dashboard, the calculation excludes cash and includes untied deposits held with Central Banks.

(23)	In the EBA Risk Dashboard, the gross NPL ratio is defined as the ratio of gross book value of NPLs (loans and advances) to total loans and advances. Source: EBA Risk Dashboard, Risk Indicators in the Statistical Annex (AQT_3.2).

Notes to individual accounts | Part E - Information on risks and related hedging policies | 557

A.1.9	On-balance sheet exposures to customers: trend in gross NPLs

Reasons/Category	Bad loans	Probability of default	Overdue non-performing exposures
A. Opening balance (gross amount)	62,422	54,900	1,028
- of which: exposures sold but not derecognized	—	—	—
B. Increases	—	11,030	10,648
B.1 inflows from performing exposures	—	9,762	9,689
B.2 inflows from purchased or originated credit impaired financial assets	—	—	—
B.3 transfers from other categories of non-performing exposures	—	—	—
B.4 contractual changes without derecognition	—	—	—
B.5 other increases	—	1,268	959
C. Decreases	55,786	53,522	4,554
C.1 transfers to performing exposures	—	—	755
C.2 write-offs	—	—	—
C.3 collection	476	3,021	3,799
C.4 gains on disposal	5	15,118	—
C.5 losses on disposal	—	187	—
C.6 transfers to other categories of non-performing exposures	—	—	—
C.7 contractual changes without derecognition	—	—	—
C.8 other decreases	55,305	35,196	—
D. Closing balance of gross exposure	6,636	12,408	7,122
- of which: exposures sold but not derecognized	—	—	—

558 | Individual financial statements as at 30 June 2024

A.1.9 bis On-balance sheet exposures to customers: trend in gross forborne exposures, by credit quality

Reasons/Category	Forborne non-performing exposures	Forborne performing exposures
A. Opening balance (gross amount)	60,763	145,127
- of which: exposures sold but not derecognized	—	—
B. Increases	11,542	84,249
B.1 inflows from not forborne performing exposures	—	26,994
B.2 inflows from forborne performing exposures	11,355	X
B.3 inflows from forborne non-performing exposures	X	—
B.4 inflows from not forborne non-performing exposures	—	—
B.5 other increases	187	57,255
C. Decreases	54,323	92,228
C.1 outflows to not forborne performing exposures	X	—
C.2 outflows to forborne performing exposures	—	X
C.3 outflows to forborne non-performing exposures	X	11,355
C.4 write-offs	—	—
C.5 collection	180	80,873
C.6 gains on disposal	5	—
C.7 losses on disposal	—	—
C.8 other decreases	54,138	—
D. Closing balance of gross exposure	17,982	137,148
- of which: exposures sold but not derecognized	—	—

As at 30 June 2024, forborne(24) gross non-performing positions fell to €18m (€60.8m in the previous year) with a coverage rate of 50.5%.

Forborne performing positions had a gross value of €137.1m (€145.1m in the previous financial year), with a coverage ratio of 4.7% (3.6%); on a net basis, forborne performing positions dropped to €130.7m (€139.9m).

Overall, gross forborne non-performing positions concerned approximately 0.1% (0.2%) of total loans to customers, while forborne performing were steady at 0.4%.

(24)	By definition, “forbearance” is when a specific concession is offered to a client who is undergoing, or risks encountering, temporary financial difficulties in meeting their payment obligations.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 559

A.1.11	On-balance sheet non-performing exposures to customers: trend in overall value adjustments

	Bad loans		Unlikely to pay Overdue non-performing exposures
Reasons/Category	Total	of which: forborne exposures	Total	of which: forborne exposures	Total	of which: forborne exposures
A. Opening balance of overall adjustments	62,422	60,763	36,819	—	181	—
- of which: exposures sold but not derecognized	—	—	—	—	—	—
B. Increases	—	—	3,086	2,153	400	293
B.1 value adjustments to purchased or originated credit impaired financial assets	—	X	—	X	—	X
B.2 other value adjustments	—	—	3,086	2,153	400	293
B.3 losses on disposal	—	—	—	—	—	—
B.4 transfers from other categories of non-performing exposures	—	—	—	—	—	—
B.5 contractual changes without derecognition	—	—	—	—	—	—
B.6 other increases	—	—	—	—	—	—
C. Decreases	55,786	54,127	36,016	—	36	—
C.1 write-backs due to valuations	—	—	122	—	33	—
C.2 write-backs due to collections	476	—	894	—	—	—
C.3 gains on disposal	5	5	—	—	—	—
C.4 write-offs	—	—	—	—	—	—
C.5 transfers to other categories of non-performing exposures	—	—	—	—	—	—
C.6 contractual changes without derecognition	—	—	—	—	—	—
C.7 other decreases	55,305	54,122	35,000	—	3	—
D. Closing amount of overall adjustments	6,636	6,636	3,889	2,153	545	293
- of which: exposures sold but not derecognized	—	—	—	—	—	—

560 | Individual financial statements as at 30 June 2024

A.2	Distribution of financial assets, loan commitments and financial guarantees issued by class of external and internal ratings

A.2.1	Distribution of financial assets, loan commitments and financial guarantees issued by class of external ratings (gross values)

	External rating classes						Without
Exposures	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6	rating	Total
A. Financial assets measured at amortized cost	1,180,437	4,472,042	33,856,341	733,056	82,451	—	14,552,876	54,877,203
- Stage 1	1,180,437	4,472,042	33,856,341	733,056	55,979	—	14,376,184	54,674,039
- Stage 2	—	—	—	—	21,800	—	161,834	183,634
- Stage 3	—	—	—	—	4,672	—	14,858	19,530
- Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—
B. Financial assets measured at fair value through other comprehensive income	2,246,544	41,086	3,953,006	310,028	—	—	106,452	6,657,116
- Stage 1	2,246,544	41,086	3,953,006	290,256	—	—	106,452	6,637,344
- Stage 2	—	—	—	19,772	—	—	—	19,772
- Stage 3	—	—	—	—	—	—	—	—
- Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—
C. Financial assets held for sale	—	—	—	—	—	—	—	—
- Stage 1	—	—	—	—	—	—	—	—
- Stage 2	—	—	—	—	—	—	—	—
- Stage 3	—	—	—	—	—	—	—	—
- Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—
Total (A+B+C)	3,426,981	4,513,128	37,809,347	1,043,084	82,451	—	14,659,328	61,534,319
D. Loan commitments and financial guarantees issued	1,413,515	1,884,734	14,706,012	1,210,227	199,555	1,658	7,119,887	26,535,588
- Stage 1	1,413,515	1,884,734	14,706,012	1,210,227	149,983	1,658	7,055,749	26,421,878
- Stage 2	—	—	—	—	48,237	—	63,958	112,195
- Stage 3	—	—	—	—	1,335	—	180	1,515
- Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—
Total (D)	1,413,515	1,884,734	14,706,012	1,210,227	199,555	1,658	7,119,887	26,535,588
Total (A+B+C+D)	4,840,496	6,397,862	52,515,359	2,253,311	282,006	1,658	21,779,215	88,069,907

The Bank has adopted Standard & Poor’s ratings for all asset portfolios within the scope of the report.

The table is compliant with the classification provided by the Bank of Italy Circular No. 262/2005 (sixth update), which requires external ratings to be divided into six different classes of credit quality.

The first three risk classes (classes 1, 2 and 3) consist of investment grade exposures, with a Standard & Poor’s rating of between AAA and BBB-, and represent 96% of the entire portfolio, excluding counterparties without rating and non-performing loans.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 561

A.2.2	Distribution of financial assets, loan commitments and financial guarantees issued by class of internal ratings (gross values)

	Internal rating classes						Non-	Without
Exposures	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6	performing	rating	Total
A. Financial assets measured at amortized cost	1,783,078	6,111,201	42,366,423	2,414,014	108,363	—	11,768	2,082,356	54,877,203
- Stage 1	1,783,078	6,111,201	42,366,423	2,315,560	44,410	—	—	2,053,367	54,674,039
- Stage 2	—	—	—	98,454	63,953	—	—	21,227	183,634
- Stage 3	—	—	—	—	—	—	11,768	7,762	19,530
- Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—	—
B. Financial assets measured at fair value through other comprehensive income	1,931,884	98,270	3,716,031	520,252	—	—	—	390,679	6,657,116
- Stage 1	1,931,884	98,270	3,716,031	500,480	—	—	—	390,679	6,637,344
- Stage 2	—	—	—	19,772	—	—	—	—	19,772
- Stage 3	—	—	—	—	—	—	—	—	—
- Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—	—
C. Financial assets held for sale	—	—	—	—	—	—	—	—	—
- Stage 1	—	—	—	—	—	—	—	—	—
- Stage 2	—	—	—	—	—	—	—	—	—
- Stage 3	—	—	—	—	—	—	—	—	—
- Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—	—
Total (A+B+C)	3,714,962	6,209,471	46,082,454	2,934,266	108,363	—	11,768	2,473,035	61,534,319
D. Loan commitments and financial guarantees issued	1,380,141	2,270,223	18,792,319	1,975,241	653,762	—	1,515	1,462,387	26,535,588
- Stage 1	1,380,141	2,270,223	18,792,319	1,924,494	594,147	—	—	1,460,554	26,421,878
- Stage 2	—	—	—	50,747	59,615	—	—	1,833	112,195
- Stage 3	—	—	—	—	—	—	1,515	—	1,515
- Purchased or originated credit impaired assets	—	—	—	—	—	—	—	—	—
Total (D)	1,380,141	2,270,223	18,792,319	1,975,241	653,762	—	1,515	1,462,387	26,535,588
Total (A+B+C+D)	5,095,103	8,479,694	64,874,773	4,909,507	762,125	—	13,283	3,935,422	88,069,907

562 | Individual financial statements as at 30 June 2024

Mediobanca uses models developed internally in the process of managing credit risk to assign ratings to each counterparty.

The models’ different rating scales are mapped against a single Group master scale consisting of six different rating classes based on the underlying probability of default (PD) attributable to the S&P master scale.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 563

A.3 Distribution of secured exposures by type of security

A.3.1 On- and off-balance sheet secured exposures to banks

			Collateral guarantees (1)									Personal guarantees (2)
			Credit derivatives						Unsecured loans
Other derivatives
	Gross exposure	Net exposure	Property mortgages	Property finance leases	Securities	Other collateral guarantees	CLN	Central counterparties	Banks	Other financial companies	Other entities	Public administrations	Banks	Other financial companies	Altri soggetti	Total (1)+(2)
1. Secured on-balance sheet credit exposures:	3,455,669	3,455,617	—	—	2,828,425	489,491	—	—	—	—	—	—	—	—	—	3,317,916
1.1. totally secured	2,654,240	2,654,216	—	—	2,027,573	489,491	—	—	—	—	—	—	—	—	—	2,517,064
- of which, non-performing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1.2. partially secured	801,429	801,401	—	—	800,852	—	—	—	—	—	—	—	—	—	—	800,852
- of which, non-performing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2. Secured off-balance sheet credit exposures:	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2.1 totally secured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- of which, non-performing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2.2. partially secured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- of which, non-performing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

564 | Individual financial statements as at 30 June 2024

A.3.2 On- and off-balance sheet secured exposures to customers

			Collateral guarantees (1)									Garanzie personali (2)
			Credit derivatives						Unsecured loans
								Other derivatives
	Gross exposure	Net exposure	Property mortgages	Property finance leases	Securities	Other collateral guarantees	CLN	Central counterparties	Banks	Other financial companies	Other entities	Public administrations	Banks	Other financial companies	Other entities	Total (1)+(2)
1. Secured on-balance sheet credit exposures:	8,122,197	8,111,854	379,166	—	4,497,872	1,721,224	—	—	—	—	—	315,122	100,000	300,803	323,142	7,637,329
1.1. totally secured	6,590,311	6,586,221	223,355	—	4,435,698	1,209,214	—	—	—	—	—	287,266	—	62,878	184,265	6,402,676
- of which, non-performing	7,228	6,753	3,658	—	2,104	991	—	—	—	—	—	—	—	—	—	6,753
1.2. partially secured	1,531,886	1,525,633	155,811	—	62,174	512,010	—	—	—	—	—	27,856	100,000	237,925	138,877	1,234,653
- of which, non-performing	6,110	3,957	—	—	241	—	—	—	—	—	—	—	—	—	—	241
2. Secured off-balance sheet credit exposures:	1,067,036	1,066,166	—	—	364,479	373,329	—	—	—	—	—	—	—	94,875	117,142	949,825
2.1. totally secured	838,015	837,601	—	—	363,166	372,314	—	—	—	—	—	—	—	60,792	16,017	812,289
- of which, non-performing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2.2. partially secured	229,021	228,565	—	—	1,313	1,015	—	—	—	—	—	—	—	34,083	101,125	137,536
- of which, non-performing	180	113	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Notes to individual accounts | Part E - Information on risks and related hedging policies | 565

B. Distribution and concentration of credit exposures

B.1 Distribution of on- and off-balance sheet exposures to customers by sector

	Public administrations		Financial companies		Financial companies(of which: insurance companies)		Non-financial companies		Households
Exposures/Counterparties	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
A. On-balance sheet credit exposures
A.1 Bad loans	—	—	—	(6,636)	—	—	—	—	—	—
- of which, forborne exposures	—	—	—	(6,636)	—	—	—	—	—	—
A.2 Unlikely to pay	—	—	—	—	—	—	8,061	(3,707)	458	(182)
- of which, forborne exposures	—	—	—	—	—	—	3,957	(2,153)	—	—
A.3 Overdue non-performing exposures	—	—	29	(108)	—	—	24	(63)	6,524	(374)
- of which, forborne exposures	—	—	—	—	—	—	—	—	4,943	(293)
A.4 Performing exposures	14,835,524	(3,028)	13,112,398	(18,112)	1,124,442	(1,514)	9,072,490	(20,342)	740,785	(352)
- of which, forborne exposures	—	—	13,966	(1,142)	—	—	116,081	(5,292)	667	—
Total (A)	14,835,524	(3,028)	13,112,427	(24,856)	1,124,442	(1,514)	9,080,575	(24,112)	747,767	(908)
B. Off-balance sheet credit exposures
B.1 Non-performing exposures	—	—	—	—	—	—	1,181	(334)	—	—
B.2 Performing exposures	7,934,309	(59)	9,841,907	(9,383)	1,926,632	(1,177)	12,403,870	(10,239)	574,064	—
Total (B)	7,934,309	(59)	9,841,907	(9,383)	1,926,632	(1,177)	12,405,051	(10,573)	574,064	—
Total (A+B) 30 June 2024	22,769,833	(3,087)	22,954,334	(34,239)	3,051,074	(2,691)	21,485,626	(34,685)	1,321,831	(908)
Total (A+B) 30 June 2023	13,970,730	(1,915)	22,111,325	(38,224)	2,379,010	(1,928)	23,466,878	(142,019)	1,460,012	(640)

566 | Individual financial statements as at 30 June 2024

B.2 Distribution of on- and off-balance sheet exposures to customers by geography

	Italy Other European countries				America		Asia		Rest of the world
Exposures/Geographical area	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
A. On-balance sheet credit exposures
A.1 Bad loans	—	(6,636)	—	—	—	—	—	—	—	—
A.2 Unlikely to pay	4,780	(2,956)	3,739	(933)	—	—	—	—	—	—
A.3 Overdue non-performing exposures	6,575	(543)	2	(2)	—	—	—	—	—	—
A.4 Performing exposures	27,720,215	(32,328)	9,277,410	(9,452)	748,421	(54)	14,099	—	1,052	—
Total (A)	27,731,570	(42,463)	9,281,151	(10,387)	748,421	(54)	14,099	—	1,052	—
B. Off-balance sheet credit exposures	—
B.1 Non-performing exposures	113	(67)	1,068	(267)	—	—	—	—	—	—
B.2 Performing exposures	15,147,595	(7,778)	14,672,530	(10,301)	885,388	(1,600)	48,389	(2)	248	—
Total (B)	15,147,708	(7,845)	14,673,598	(10,568)	885,388	(1,600)	48,389	(2)	248	—
Total (A+B) 30 June 2024	42,879,278	(50,308)	23,954,749	(20,955)	1,633,809	(1,654)	62,488	(2)	1,300	—
Total (A+B) 30 June 2023	33,648,061	(54,646)	25,422,184	(122,236)	1,887,573	(5,912)	49,490	(2)	1,637	(2)

Notes to individual accounts | Part E - Information on risks and related hedging policies | 567

B.3 Distribution of on- and off-balance sheet exposures to banks by geography

	Italy Other European countries				America		Asia		Rest of the world
Exposures/Geographical area	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
A. On-balance sheet credit exposures
A.1 Bad loans	—	—	—	—	—	—	—	—	—	—
A.2 Unlikely to pay	—	—	—	—	—	—	—	—	—	—
A.3 Overdue non-performing exposures	—	—	—	—	—	—	—	—	—	—
A.4 Performing exposures	26,714,433	(21,497)	9,464,164	(4,308)	111,168	(10)	191	—	1	—
Total (A)	26,714,433	(21,497)	9,464,164	(4,308)	111,168	(10)	191	—	1	—
B. Off-balance sheet credit exposures
B.1 Non-performing exposures	—	—	—	—	—	—	—	—	—	—
B.2 Performing exposures	1,732,481	(44)	17,105,323	(2,755)	116	—	—	—	—	—
Total (B)	1,732,481	(44)	17,105,323	(2,755)	116	—	—	—	—	—
Total (A+B) 30 June 2024	28,446,914	(21,541)	26,569,487	(7,063)	111,284	(10)	191	—	1	—
Total (A+B) 30 June 2023	31,226,060	(21,194)	26,527,115	(5,985)	46,237	(1)	466	—	2,902	—

568 | Individual financial statements as at 30 June 2024

B.4a Credit risk indicators

	30 June 2024	30 June 2023
a) Gross bad loans/Total loans	0.02%	0.10%
b) Non-performing accounts receivable/On-balance sheet credit exposures	0.07%	0.18%
c) Net bad loans/Regulatory capital	—	—

B.4b Large exposures

	30 June 2024	30 June 2023
a) Book value	22,545,270	18,127,117
b) Weighted value	14,792,703	13,597,321
c) Number of positions	30	26

At the end of the period, exposures (including market risks and equity investments) exceeding 10% of Tier 1 Regulatory Capital regarded thirty groups of associated customers (four more than in the previous financial year) for a gross exposure of €22.5bn (€14.8bn taking into account guarantees and weightings), an increase compared to June 2023 (€18.1bn and €13.6bn, respectively). In detail, the thirty positions concerned nine industrial groups, four financial companies, three insurance companies and fourteen banking groups.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 569

C. Securitization

QUALITATIVE INFORMATION

The Bank holds a securities portfolio that derives from third-party securitizations of €1,036.1m (€986.9m at 30 June 2023), of which €821.2m as part of the banking book and €214.9m as part of the trading book (respectively €788.8m and €198.1m).

The Group's senior transaction was reset to zero after the repayment of the Quarzo bond (with underlying performing loans of Compass Banca) held almost entirely in the banking portfolio (€654.3m as at 30 June 2023).

In the first half of 2024, European ABS continued the positive trend in line with the credit market, in some cases outperforming the adjacent sector of covered bonds. Yields showed a strong compression of spreads across the entire capital structure to the advantage of more junior classes. In particular, Italian ABS benefited from the marked narrowing of BTP and Italian financial instruments that led to new repositionings in the sector.

On the primary market, the new offer went well beyond expectations with placements of transactions with underlying Consumers and Auto Loans, well received by investors reassured by the more favourable macroeconomic context. Most of the books were oversubscribed with very low new issue premiums compared to the secondary curves and with particular demand for mezzanine classes.

The market environment should remain favourable during 2024 on expectations of a rate cut by the Central Banks.

The banking book portfolio, which increased from €788.8m to €821.2m during the financial year, was mainly concentrated on senior securities which increased from €784.8m to €818.7m with investments in high-quality CLOs (€298.6m against €259.4m) and declining exposures to underlying NPLs (from €486.3m to €288.7m). Positions on mezzanine tranches went from €3.5m to €2.5m. The difference between fair value (derived from market platforms) and book value (amortized cost) settled at negative €8.8m.

The trading book stood at €214.9m (€198.1m at 30 June 2023): the senior portion amounted to €180.4m (€149.3m), €100.9m of which in the Transferable Custody

570 | Individual financial statements as at 30 June 2024

Receipt transaction(25), €44.8m in performing consumer loans and €34.7m in CLOs. The mezzanine portion was reduced to €34.5m (€48.9m as at 30 June 2023).

Mediobanca also has exposures to:

–	In January, Mediobanca S.p.A. entered into an equity commitment agreement with Polus Capital Management (US) Inc.,(26) a wholly-owned subsidiary of Polus, which provides for the Mediobanca Group undertaking a commitment of $75m to be used, among other things, to meet regulatory obligations, for investments in the “equity” tranche (most junior unrated securities) of Collateralized Loan Obligations (CLOs) in the US and related warehousing. The Portfolio Manager will be Polus Capital Management (US) Inc, while an institutional counterparty will act as arranger. As at 30 June, the Group’s investments in US I CLOs amounted to €9.2m, including €4.5m subscribed by the Parent Company and €4.7m by Polus;

–	Italian Recovery Fund, a closed-end alternative investment fund (AIF) incorporated under Italian law and managed by DeA Capital Alternative Funds SGR S.p.A., which is currently invested in five securitization transactions (Valentine, Berenice, Cube, Este and Sunrise I) with Italian banks’ NPLs as the underlying instrument; the €30m commitment has to date been drawn as to €18.4m;

–	Negentropy RAIF – Debt Select Fund, an alternative investment fund instituted under Luxembourg law and managed by Negentropy Capital Partners Limited, for which Mediobanca acted as advisor; the fund has senior tranches of real estate NPLs and loans as the underlying instrument, with an aggregate NAV of €122.7m (the share of Mediobanca being €61.3m);

–	in January, Mediobanca entered into an equity commitment agreement with Polus Capital Management (US) Inc.,(27) a wholly-owned subsidiary of Polus, which provides for Mediobanca S.p.A. undertaking a commitment of $75m to be used, to meet regulatory obligations, for investments in the “equity” tranche (most junior unrated securities) of Collateralized Loan Obligations (CLOs) managed in the US by Polus Capital Management (US) Inc. with an institutional counterparty acting as arranger. As at 30 June, the Group’s investments in CLOs US I amounted to €9.2m, including €4.5m subscribed by the Parent Company.

(25)	The Bank signed a note issued by the custodian bank in which three CLO positions (with underlying European corporate loans) purchased by Mediobanca and some financial guarantees on the same CLOs with which the Bank purchased hedging had been contributed in the form of a trust; TCR pays out principal and interest of the underlying CLOs after the premium of financial guarantees.

(26)	CLI H I is reported in the disclosure on structured entities not consolidated for accounting purposes, while CLI H II is an investment consolidated using the equity method pursuant to IAS 28.

(27)	US CLO is reported in the disclosure statement on Structured Entities not consolidated for accounting purposes.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 571

QUANTITATIVE INFORMATION

C.2 Exposures from main third-party securitizations by asset type and exposure

		Cash exposure
		Senior		Mezzanine		Junior
Type of underlying assets/Exposure		Carrying amount	Value adjustments/ write-backs	Carrying amount	Value adjustments/ write-backs	Carrying amount	Value adjustments/ write-backs
A.	Italy NPLs (residential mortgages and real estate properties)	288,703	2,084	1	—	3	—
B.	Italy Consumer ABS	239,591	(25)	19,456	31	—	—
D.	Spain Consumer ABS	2,608	(2)	3,323	8	—	—
D.	Holland Consumer ABS	—	—	801	(1)	—	—
F.	Ireland Performing Loan	7,308	—	—	—	—	—
F.	UK Performing Loan	26,585	—	—	—	—	—
G.	Other Group company loans	—	—	—	—	—	—
H.	Other loans*	434,257	136	13,451	1	—	—
Total 30 June 2024		999,052	2,194	37,031	38	3	—
Total 30 June 2023		1,588,328	(2,473)	52,370	(288)	451	(8)

*  CLO transactions, €100m of which relating to TCR7.

C.4 Non-consolidated securitization vehicles

This information is omitted herein as it has already been provided in the Consolidated Notes to the Accounts.

572 | Individual financial statements as at 30 June 2024

D.	Information on structured entities not consolidated in accounting terms (other than securitization vehicles)

QUALITATIVE INFORMATION

This information is omitted herein as it has already been provided in the Consolidated Notes to the Accounts

QUANTITATIVE INFORMATION

This information is omitted herein as it has already been provided in the Consolidated Notes to the Accounts.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 573

E. Disposals

A. Financial assets sold but not entirely derecognized

E.1 Financial assets sold entirely recognized and related financial liabilities: book values

	Financial assets sold and entirely recognized				Related financial liabilities
	Carrying amount	of which: subject to securitization transactions	of which: subject to repurchase agreements	of which non- performing	Carrying amount	of which: subject to securitization transactions	of which: subject to repurchase agreements
A. Financial assets held for trading	5.080.543	—	5.080.543	X	5.072.572	—	5.072.572
1. Debt securities	4.629.079	—	4.629.079	X	4.633.059	—	4.633.059
2. Equity securities	451.464	—	451.464	X	439.513	—	439.513
3. Loans	—	—	—	X	—	—	—
4. Derivatives	—	—	—	X	—	—	—
B. Other financial assets mandatorily measured at fair value	—	—	—	—	—	—	—
1. Debt securities	—	—	—	—	—	—	—
2. Equity securities	—	—	—	X	—	—	—
3. Loans	—	—	—	—	—	—	—
C. Financial assets designated at fair value	17.037	—	17.037	—	16.718	—	16.718
1. Debt securities	17.037	—	17.037	—	16.718	—	16.718
2. Loans	—	—	—	—		—
D. Financial assets measured at fair value through other comprehensive income	3.379.134	—	3.379.134	—	3.092.029	—	3.092.029
1. Debt securities	3.379.134	—	3.379.134	—	3.092.029	—	3.092.029
2. Equity securities	—	—	—	X	—	—	—
3. Loans	—	—	—	—	—	—	—
E. Financial assets measured at amortized cost	1.328.015	—	1.328.015	—	861.854	—	861.854
1. Debt securities	1.327.315	—	1.327.315	—	861.153	—	861.153
2. Loans	700	—	700	—	701	—	701
Total 30 June 2024	9.804.729	—	9.804.729	—	9.043.173	—	9.043.173
Total 30 June 2023	4.031.719	—	4.031.719	—	3.176.616	—	3.176.616

574 | Individual financial statements as at 30 June 2024

E.3	Disposals related to liabilities with repayment exclusively based on assets sold and not fully derecognized: fair value

			Total
	Fully booked	Partially booked	30 June 2024	30 June 2023
A. Financial assets held for trading	5,080,543	—	5,080,543	1,499,821
1. Debt securities	4,629,079	—	4,629,079	1,349,542
2. Equity securities	451,464	—	451,464	150,279
3. Loans	—	—	—	—
4. Derivatives	—	—	—	—
B. Other financial assets mandatorily measured at fair value	—	—	—	—
1. Debt securities	—	—	—	—
2. Equity securities	—	—	—	—
3. Loans	—	—	—	—
C. Financial assets designated at fair value	17,037	—	17,037	—
1. Debt securities	17,037	—	17,037	—
2. Loans	—	—	—	—
D. Financial assets measured at fair value through other comprehensive income	3,379,134	—	3,379,134	1,184,230
1. Debt securities	3,379,134	—	3,379,134	1,184,230
2. Equity securities	—	—	—	—
3. Loans	—	—	—	—
E. Financial assets measured at amortized cost (fair value)	1,323,613	—	1,323,613	1,389,770
1. Debt securities	1,322,907	—	1,322,907	1,383,584
2. Loans	706	—	706	6,186
Total financial assets	9,800,327	—	9,800,327	4,073,821
Total associated financial liabilities	9,520,272	—	X	X
Net value 30 June 2024	280,055	—	9,800,327	X
Net value 30 June 2023	143,008	—	X	4,073,821

F. Models for managing credit risk

The Bank uses the IRB Advanced method (PD and LGD parameters) in order to quantify the capital requirement for credit risk on the Corporate loan book. For exposures for which the standardized methodology is currently used to calculate the regulatory capital requirements, the Bank has nonetheless developed internal credit risk models that are used for management purposes. The Bank has also adopted a portfolio model in order to calculate the economic capital for credit risk, which enables geographical and sector concentration and diversification effects to be factored in. For further information, please refer to the information provided in “Section 1.1 Credit Risks” of this Part of the Notes to the Accounts.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 575

2 MARKET RISKS

2.1 INTEREST RATE RISK AND PRICE RISK – REGULATORY TRADING PORTFOLIO

QUALITATIVE INFORMATION

The Bank’s operating exposure to market risks in the trading portfolio is monitored by calculating operating earnings on a daily basis and through use of the following indicators:

–	sensitivity - mainly Delta and Vega – to the principal risk factors (interest rates, share prices, exchange rates, credit spreads, inflation and volatility, dividends, correlations, etc.); sensitivity analysis shows the increase or decrease in the value of financial assets and derivatives to local changes in these risk factors, providing a static representation of the market risk of the trading portfolio;

–	Value-at-risk calculated using a weighted historical simulation method with scenarios updated daily, assuming a liquidation horizon of one business day and a confidence level of 99%.I

Risks are monitored daily through VaR and sensitivity analyses to ensure compliance with operating limits, managing the risk appetite established by the Bank for its trading book and, in case of VaR, also to evaluate the robustness of the model through back-testing. The expected shortfall on the set of positions subject to VaR measurement is also calculated daily by means of historical simulation; this represents the average potential losses over and beyond the level of confidence for the VaR. Moreover, stress tests are carried out monthly (on the entire portfolio) concerning the main risk factors to show, among other things, the impact which more substantial movements in the main market variables might have (e.g. share prices and interest or exchange rates) calibrated on the basis of extreme changes in market variables.

Other complementary risk metrics are used in order to assess trading position risks not fully measured by VaR and by sensitivity analyses more specifically. The weight of products which require such metrics to be used is in any case extremely limited compared to the overall size of Mediobanca’s trading portfolio.

In the past fiscal year, market fluctuations were mainly driven by interest rates and monetary policy expectations.

576 | Individual financial statements as at 30 June 2024

Volatility on the stock markets remained high in the first four months of the financial year: the main stock indexes showed fluctuations in returns ranging between +6% and -6% quarter-on-quarter between July and September. The driver of this phase of uncertainty was the macroeconomic and geopolitical context: inflation data (4.3% EU, 3.7% US) - although at their lowest since October 2021 - were still above monetary policy targets. Added to this were upside pressures on oil prices, caused by lower supply from producing countries (primarily Saudi Arabia and Russia) and by tensions in the Middle East due to the rekindling of the conflict between Israel and Hamas. This situation was reflected in interbank and government interest rates: the short-term part of the curves did not undergo significant changes in the first quarter, while there was an upward remarking of long-term yields - in particular in the United States (swap and US Treasury 10Y +70 bps q/q), supporting the assumption that discount rates would remain in the 4-to-5% area for a long time. Finally, in the same period, the BTP 10Y witnessed a rise of +70 bps compared to a +30 bps of the Euro Swap 10Y and the Bund, due to a greater idiosyncratic risk for Italy.

In November, there was a clear change of scenario with a general decline in interest rates (e.g. -115 bps on 10y ITA). After the peak in mid-October, inflation data (-200 bps y/y EU HICP in March 2024) and a less hawkish stance by monetary policy authorities reversed market expectations, which had expected cuts in key refinancing rates in the first half of 2024. This led government bond yields to retrace to levels slightly below those recorded at the beginning of the year. At this stage, the stock market followed a general upward trend, with the US market outperforming the EU market, reaching a return of +18% (average of main indexes) compared to the beginning of the year and with volatility at its lowest, especially when compared to the month of October.

Finally, in June there was a partial recovery of volatility generated by tensions on French OATs and on other EU government bonds following the outcome of the European elections of 8 and 9 June and the subsequent elections to the French Parliament.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 577

Over the 12 months, there were no breaches of the VaR and Stop Loss limits thanks to the low level of volatility, especially in the stock market.

The Value-at-Risk of the Trading aggregate fluctuated over the year under review between a minimum of €3.2m in November and a maximum of €10m, as recorded in late December. The average figure (€5.9m) was 30% lower than the average of the previous year (€8.4m). After the peak, the VaR figure progressively decreased until it reached €4.6m at the end of the year, well below the average for the year.

The risk factors that explain the VaR trend are mainly as follows: (i) yields of Italian and core Euro Area government bonds and (ii) greater sense of direction in exposures to implied stock market volatilities, driven by particularly low levels of volatility. The contribution of other risk factors, such as share prices or exchange rates, is marginal. With respect to these, the Bank’s position is conservative or substantially neutral.

In line with the VaR trend, the Expected shortfall - which measures a further stress scenario on the same VaR historical series - shows a lower average figure than in the previous period (€10.7m against €12.8m).

Daily back-testing results (based on the comparison with the theoretical Profits and Losses) during the twelve-month observation period showed no cases of deviation from the VaR.

Table 1: Value-at-risk and Expected Shortfall in the trading portfolio

					€m

	FY 2023-2024			FY 2022-2023
Risk factors	30 June	Min	Max	Average	Average
Interest rates	1,451	1,373	7,124	3,629	7,071
Credit	1,583	1,020	2,531	1,706	2,548
Shares	5,343	1,078	6,490	3,741	3,609
Exchange rates	632	591	1,631	927	904
Inflation	223	32	684	293	365
Volatility	3,156	2,325	6,068	3,842	6,254
Diversification effect*	(7,759)	(12,098)	(4,930)	(8,277)	(12,389)
Total	4,630	3,249	10,094	5,860	8,382
Expected Shortfall	6,995	5,258	22,817	10,745	12,846

* Associated with a less-than-perfect correlation between risk factors.

578 | Individual financial statements as at 30 June 2024

Apart from the general VaR limit on Trading positions, a system reflecting a greater degree of granularity for the individual trading desks is also in place.

Furthermore, each desk has sensitivity limits to changes in the various risk factors, which are monitored on a daily basis. Compared to the previous financial year, exposure was reduced across all risk classes.

Tab. 2: Summary of the trend in the main trading portfolio sensitivities

					€m

	FY 2023-2024				FY 2022-2023
Risk factors	30 June	Min	Max	Average	Average
Equity delta (+1%)	(107,827)	(1,086,056)	3,928,644	258,943	418,680
Equity vega (+1%)	(1,660,900)	(4,317,612)	1,817,130	(717,196)	757,496
Interest rate delta (+1 bp)	(5,745)	(371,684)	473,465	104,737	218,649
Inflation delta (+1 bp)	(37,959)	(70,991)	55,080	(17,952)	13,079
Exchange rate delta (+1%)*	12,427	(364,685)	5,841,508	4,224	142,539
Credit delta (+1 bp)	350,476	(294,922)	617,669	246,220	421,632

* Refers to the Euro gaining versus other foreign currencies.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 579

Trends in VaR of trading portfolio

Trends in VaR constituents (Trading)

580 | Individual financial statements as at 30 June 2024

QUANTITATIVE INFORMATION

1.	Regulatory trading portfolio: distribution by residual maturity (repricing date) of financial cash assets and liabilities and financial derivatives

Type/Residual duration		On demand	Up to 3 months	From 3 months to 6 months	From 6 months to 1 year	From 1 year to 5 years	From 5 years to 10 years	Over 10 years	Indefinite duration
1.	Cash assets	14,227	862,198	935,885	1,613,990	2,914,003	1,016,283	990,889	—
	1.1 Debt securities	14,227	862,198	935,885	1,613,990	2,914,003	1,016,283	990,889	—
	– with early redemption option	—	—	—	—	—	—	—	—
	– other	14,227	862,198	935,885	1,613,990	2,914,003	1,016,283	990,889	—
	1.2 Other assets	—	—	—	—	—	—	—	—
2.	Cash liabilities	185	248,162	554,744	493,976	2,473,543	642,040	488,856	—
	2.1 Repos	—	—	—	—	—	—	—	—
	2.2 Other liabilities	185	248,162	554,744	493,976	2,473,543	642,040	488,856	—
3.	Financial derivatives
	3.1 With underlying securities
	– Options
	+ Long positions	—	130,000	—	8,673	—	—	—	—
	+ Short positions	—	130,000	—	8,673	—	—	—	—
	– Other derivatives
	+ Long positions	—	757,021	—	—	355,494	—	—	—
	+ Short positions	—	757,021	—	—	355,494	—	—	—
	3.2 Without underlying securities
	– Options
	+ Long positions	995	760,392	1,211,253	2,609,227	31,501,824	1,685,435	—	—
	+ Short positions	995	760,392	1,211,253	2,609,227	31,501,824	1,685,435	—	—
	– Other derivatives
	+ Long positions	2,195,509	40,809,539	24,555,920	32,258,239	34,123,570	11,503,604	5,789,204	—
	+ Short positions	2,229,527	55,266,968	27,459,877	14,780,335	34,106,070	11,503,604	5,889,204	—

Notes to individual accounts | Part E - Information on risks and related hedging policies | 581

2. Regulatory trading portfolio: cash exposures in securities and UCITS units

Carrying amount
Type of exposure/Values		Level1	Level2	Level3
A.	Equity securities[1]
	A.1 Shares	3,704,683	—	172,758
	A.2 Innovative equity instruments	—	—	—
	A.3 Other equity securities	—	—	—
B.	UCITS
	B.1 Under Italian law	—	—	—
	- harmonized open	—	—	—
	- non-harmonized open	—	—	—
	- closed	—	—	—
	- reserved	—	—	—
	- speculative	—	—	—
	B.2 Under other EU states law	—	—	—
	- harmonized	—	—	—
	- non-harmonized open	—	—	—
	- non-harmonized closed	—	—	—
	B.3 Under non-EU states law	—	—	—
	- open	—	—	—
	- closed	—	—	—
Total		3,704,683	—	172,758

[1]	Mismatch between trading assets and technical shortfalls booked as trading liabilities: over 93% of the net exposure is related to EU member states.

582 | Individual financial statements as at 30 June 2024

2.2 INTEREST RATE RISK AND PRICE RISK – BANKING BOOK

QUALITATIVE INFORMATION

The Bank monitors and manages interest rate risk through sensitivity testing of net interest income and economic value. The sensitivity of the net interest income quantifies the impact on current earnings in the worst-case scenario among those outlined in the guidelines of the Basel Committee (BCBS) transposed in the EBA document in 2022 (EBA/GL/2022/14). In this testing, the asset stocks are maintained constant, renewing the items falling due with the same financial characteristics and assuming a time horizon of twelve months.

Conversely, the sensitivity of economic value measures the impact of future flows on the current value in the worst-case scenario of those contemplated in the Basel Committee guidelines (BCBS).

All the scenarios present a floor set by the EBA guidelines at minus 1.5% on the demand maturity with linear progression up to 0% at the fifty-year maturity. In the current market environment, this floor has a very limited impact on sensitivity metrics.

For both sensitivities, balance sheet items have been treated based on their contractual profile, except for the items related to current account deposits for retail clients (which have been treated on the basis of proprietary behavioural models) and consumer credit items and mortgages (which reflect the possibility of early repayment).

To determine the discounted value of cash flows, various benchmark curves were used to discount and compute future rates based on the value date on which the balance sheet item itself was traded (multi-curve). The credit component has been stripped out of the cash flows for the economic value sensitivity only.

With reference to the Bank’s banking book positions at 30 June, in the event of a parallel increase in the curve (“parallel up”), the expected net interest income would undergo a negative change of €3m.

As for the analysis of the discounted value of future cash flows of the banking book, a shock “short-up” scenario would result in a negative change of €23m (€46m in the previous year).

Notes to individual accounts | Part E - Information on risks and related hedging policies | 583

Hedging

Hedges are intended to neutralize possible losses that may be incurred on a given asset or liability, due to the volatility of certain financial risk factors (interest rate, exchange rate, credit or some other risk parameter) through the gains that may be realized on a hedging instrument that is capable of offsetting changes in fair value or cash flows of the hedged instrument. For fair value hedges in particular, the Group seeks to minimize the financial risk on interest rates by bringing the entire interest-bearing exposure in line with Euribor (generally Euribor 3 months).(28)

A. Fair value hedging

Fair value hedges are used to neutralize exposure to interest rate or price risk for specific asset or liability positions, via derivative contracts entered into with leading market counterparties with high credit rating. In particular, with regard to interest rate risk, the Group applies specific hedges to individual items or clusters of like-for-like assets and liabilities in terms of interest rate risk. The objective of these hedges is to reduce the interest rate risk through swaps that convert fixed-rate into floating rate assets and/or liabilities. The items being mainly hedged are fixed-rate or structured liabilities issued by Mediobanca, investments in fixed-rate securities under assets held in the HTC and HTCS portfolio, the portfolio of fixed-rate mortgage loans, fixed rate loans granted to Mediobanca Premier (replication of the mortgage portfolio granted by Mediobanca Premier to customers), the floors implicit in the floating-rate loans of the Lending division and floating-rate mortgage loans granted by Mediobanca Premier and the deposits of Mediobanca Premier for which the new behavioural model is being taken into account with a benefit on the effective maturity.

Some structured bond issues remain in the portfolio without causing any risks correlated to the main risk, broken down into the interest rate component (hedged) and other risks which are represented in the trading book and are usually covered by external positions of the opposite sign; for structured bonds issued during the year, mostly interest rate, the Bank applied the fair value option in the initial recognition phase of the liability and the related risks were

(28)	This target is maintained even in the presence of hedging contracts with market counterparties with which netting agreements and CSAs (collateralized standard agreements) have been entered into and whose valuation is carried out at Ester interest rates.

584 | Individual financial statements as at 30 June 2024

hedged with derivatives measured at Fair Value Through Profit or Loss in order to deal with the impacts on the P&L account.

Fair value hedges are also used by the parent company to mitigate the price risk of an equity investment recorded within the portfolio of assets measured at fair value through other comprehensive income.

B. Cash flow hedging

This form of hedging is mainly used in the context of some Group companies’ operations (in particular with reference to consumer credit and leasing), where provisions at a floating rate are set aside for a significant amount against a large number of transactions for a negligible amount, generally at a fixed rate. The hedge is made in order to transform these positions into fixed-rate positions, correlating the relevant cash flows with investments. Normally, the Group uses derivatives to fix the expected cost of deposits over the reference period to cover floating-rate loans in place and future transactions linked to systematic renewals of such loans upon expiry.

C.	Hedging instruments

D.	Hedged items

As for hedged items and hedging instruments, they have been exhaustively described in the previous paragraphs and throughout the document.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 585

Counterparty risk

Counterparty risk generated by market transactions with institutional customers or counterparties is measured in terms of expected potential future exposure. With regard to derivatives and collateralized short-term loan products (repos and securities lending), the calculation is based on determining the maximum potential exposure (assuming a 95% likelihood) at various points in time up to 30 years. The scope of application regards all groups of counterparties which have relations with the Bank, taking into account the presence of netting (e.g. ISDA, GMSLA or GMRA) and collateralization agreements (e.g. CSA), if any. Exposures deriving from transactions on the interbank market should be added to these. For these three types of transactions, different exposure limits are granted to each counterparty and/or group subject to internal analysis and approval by the Lending and Underwriting Committee.

With regard to derivative transactions, as required by IFRS 13, the fair value incorporates the effects of the counterparty credit risk (referred to as CVA) and Mediobanca credit risk (referred to as DVA) based on the future exposure profile of the set of contracts in place.

586 | Individual financial statements as at 30 June 2024

QUANTITATIVE INFORMATION

1.	Banking book by outstanding maturity (repricing date) of financial assets and liabilities

Type/Residual duration		On demand	Up to 3 months	From 3 months to 6 months	From 6 months to 1 year	From 1 year to 5 years	From 5 years to 10 years	Over 10 years	Indefinite duration
1.	Cash assets	11,600,783	29,827,419	6,833,918	3,098,128	8,191,179	3,202,692	3,232,243	—
	1.1 Debt securities	—	2,389,209	2,052,940	2,347,792	2,930,439	1,047,788	453,250	—
	- with early redemption option	—	—	—	—	—	—	—	—
	- other	—	2,389,209	2,052,940	2,347,792	2,930,439	1,047,788	453,250	—
	1.2 Loans to banks	6,630,918	16,886,757	1,220,047	420,577	3,699,340	2,106,996	2,751,144	—
	1.3 Loans to customers	4,969,865	10,551,453	3,560,931	329,759	1,561,400	47,908	27,849	—
	– current accounts	1,242,503	—	—	—	—	—	—	—
	- other loans	3,727,362	10,551,453	3,560,931	329,759	1,561,400	47,908	27,849	—
	– with early redemption option	—	—	—	—	—	—	—	—
	– other	3,727,362	10,551,453	3,560,931	329,759	1,561,400	47,908	27,849	—
2.	Cash liabilities	30,923,182	14,656,439	2,364,716	6,647,569	11,753,907	1,163,391	3,558,813	—
	2.1 Due to customers	10,133,101	2,149,523	492,406	339,514	226,474	—	118,529	—
	– current accounts	6,561,662	—	—	—	—	—	—	—
	– other liabilities	3,571,439	2,149,523	492,406	339,514	226,474	—	118,529	—
	– with early redemption option	—	—	—	—	—	—	—	—
	– other	3,571,439	2,149,523	492,406	339,514	226,474	—	118,529	—
	2.2 Due to banks	20,788,640	7,856,448	753,611	1,016,215	2,202,067	322,979	591,398	—
	– current accounts	18,881,791	—	—	—	—	—	—	—
	- other liabilities	1,906,849	7,856,448	753,611	1,016,215	2,202,067	322,979	591,398	—
	2.3 Debt securities	1,441	4,650,468	1,118,699	5,291,840	9,325,366	840,412	2,848,886	—
	– with early redemption option	—	—	—	—	—	—	—	—
	– other	1,441	4,650,468	1,118,699	5,291,840	9,325,366	840,412	2,848,886	—
	2.4 Other liabilities	—	—	—	—	—	—	—	—
	– with early redemption option	—	—	—	—	—	—	—	—
	– other	—	—	—	—	—	—	—	—
3.	Financial derivatives
	3.1 With underlying securities
	– Options
	+ long positions	—	—	—	—	—	—	—	—
	+ short positions	—	—	—	—	—	—	—	—
	– Other
	+ long positions	—	—	—	155,000	—	—	—	—
	+ short positions	—	—	—	155,000	—	—	—	—
	3.2 Without underlying securities
	– Options
	+ long positions	—	18,381	25,900	145,989	137,881	—	758,798	—
	+ short positions	—	18,381	25,900	145,989	137,881	—	758,798	—
	– Other
	+ long positions	254,717	39,021,943	6,049,664	11,112,742	9,059,194	4,659,068	4,963,200	—
	+ short positions	254,717	53,292,819	1,664,011	1,327,520	9,059,194	4,659,068	4,863,200	—
4.	Other off-balance sheet transactions
	+ long positions	7,800,067	5,982,016	1,596,565	1,358,527	12,719,085	1,960,453	842,778	—
	+ short positions	6,749,757	3,754,439	2,194,965	1,440,733	13,906,239	2,819,210	1,394,147	—

Notes to individual accounts | Part E - Information on risks and related hedging policies | 587

2. Banking book: cash exposures in securities and UCITS units

		Carrying amount
Type of exposure/Values		Level1	Level2	Level3
A.	Equity securities[1]
	A.1 Shares	127,548	—	127,969
	A.2 Innovative equity instruments	—	—	—
	A.3 Other equity securities	—	—	258,023
B.	UCITS
	B.1 Under Italian law	12,833	—	186,860
	- harmonized open	8,247	—	—
	- non-harmonized open	—	—	—
	- closed	—	—	186,084
	- reserved	—	—	—
	- speculative	4,586	—	776
	B.2 Under other EU states law	167,470	80,949	103,091
	- harmonized	—	—	—
	- non-harmonized open	—	—	61,265
	- non-harmonized closed	167,470	80,949	41,826
	B.3 Under non-EU states law	—	—	—
	- open	—	—	—
	- closed	—	—	—
Total		307,851	80,949	675,943

[1]	Of which 56% Italian and 44% from other EU member states.

588 | Individual financial statements as at 30 June 2024

2.3 EXCHANGE RATE RISK

QUALITATIVE INFORMATION

A.	General aspects, operating processes and measurement techniques of exchange rate risk

B.	Exchange rate risk hedging

The trend in the exchange rate component of VaR shown on page 576 is an effective representation of changes in the risks taken on the forex market, because exposure to exchange rate risk is managed globally.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 589

QUANTITATIVE INFORMATION

1. Assets, liabilities and derivatives by currency

		Currencies
Items		US Dollar	Great Britain Pound	Japanese Yen	Swedish Krona	Swiss Franc	Other currencies
A.	Financial assets	3,495,352	1,480,846	2,059	44,276	313,900	78,198
	A.1 Debt securities	873,877	296,527	—	—	19,273	—
	A.2 Equity securities	346,675	466,533	—	—	234,797	—
	A.3 Loans to banks	1,825,002	542,383	2,052	10,140	36,101	25,766
	A.4 Loans to customers	447,162	158,975	—	34,134	23,652	52,388
	A.5 Other financial assets	2,636	16,428	7	2	77	44
B.	Other assets	—	—	—	—	—	—
C.	Financial liabilities	3,286,773	1,449,970	103,019	6,840	234,039	47,902
	C.1 Due to banks	2,037,065	822,771	3	6,823	217,583	35,416
	C.2 Due to customers	466,346	509,120	—	10	15,447	267
	C.3 Debt securities	781,765	—	103,016	—	644	12,219
	C.4 Other financial liabilities	1,597	118,079	—	7	365	—
D.	Other liabilities	—	—	—	—	—	—
E.	Financial derivatives	184,788	29,137	(158,197)	35,806	126,505	(14,101)
	- Options
	+ Long positions	121,871	58,873	160,277	876	166,736	120,266
	+ Short positions	50,367	—	138,016	2,612	354,886	84,989
	- Other derivatives
	+ Long positions	5,234,743	1,092,976	550,018	74,555	699,506	634,587
	+ Short positions	5,491,035	1,180,986	414,082	108,625	637,861	655,763
Total assets		8,851,966	2,632,695	712,354	119,707	1,180,142	833,051
Total liabilities		8,828,175	2,630,956	655,117	118,077	1,226,786	788,654
Difference (+/-)		23,791	1,739	57,237	1,630	(46,644)	44,397

2. Internal models and other methodologies used for sensitivity analysis

During the year under review, the Euro-dollar rate moved around the average value of 1.08, with a minimum of 1.05 and a maximum of 1.13, to close at 1.07, i.e. near the values recorded at the beginning of the year. The overall Forex VaR remained relatively steady at 900,000 with short-lived peaks at 2.4m.

590 | Individual financial statements as at 30 June 2024

3 DERIVATIVE INSTRUMENTS AND HEDGING POLICIES

3.1 Trading derivatives

A. Financial derivatives

A.1 Trading financial derivatives: reporting-date notional values

	30 June 2024				30 June 2023
	Over the counter				Over the counter
		Without central counterparties				Without central counterparties
Underlying assets/Types of derivatives	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets
1. Debt securities and interest rate	112,714,096	60,792,562	1,027,535	1,535,643	116,827,575	47,637,922	1,070,386	2,115,793
a) Options	—	34,315,206	277,500	492,747	—	7,122,189	525,328	1,269,393
b) Swap	112,714,096	23,951,536	750,035	—	116,827,575	36,471,348	545,058	—
c) Forward	—	355,494	—	—	—	277,076	—	—
d) Futures	—	—	—	1,042,896	—	—	—	846,400
e) Other	—	2,170,326	—	—	—	3,767,309	—	—
2. Equity securities and stock price indexes	—	14,686,342	2,038,952	19,872,720	—	14,292,821	3,042,128	18,361,567
a) Options	—	12,901,188	150,517	19,077,052	—	13,800,330	744,742	17,860,244
b) Swap	—	1,785,154	241,620	—	—	492,491	—	—
c) Forward	—	—	—	—	—	—	—	—
d) Futures	—	—	—	795,668	—	—	—	501,323
e) Other[1]	—	—	1,646,815	—	—	—	2,297,386	—
3. Currencies and gold	—	13,665,725	520,340	—	—	17,454,932	779,920	—
a) Options	—	642,020	—	—	—	1,928,085	—	—
b) Swap	—	5,056,506	—	—	—	5,883,267	504,598	—
c) Forward	—	7,967,199	520,340	—	—	9,643,580	275,322	—
d) Futures	—	—	—	—	—	—	—	—
e) Other	—	—	—	—	—	—	—	—
4. Commodites	—	598,961	—	—	—	1,919,947	—	—
5. Other	—	—	—	—	—	—	—	—
Total	112,714,096	89,743,590	3,586,827	21,408,363	116,827,575	81,305,622	4,892,434	20,477,360

1 This exclusively regards certificates issued.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 591

A.2 Trading financial derivatives: gross positive and negative fair values by product

	30 June 2024				30 June 2023
	Over the counter				Over the counter
		Without central counterparties				Without central counterparties
Underlying assets/Types of derivatives	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets
1. Positive fair value
a) Options	—	499,168	306,516	784,767	—	596,513	270,042	688,152
b) Interest rate swaps	309,112	208,092	55,064	—	1,321,280	253,324	56,589	—
c) Cross currency swaps	—	165,135	—	—	—	212,050	—	—
d) Equity swaps	—	191,886	2,053	—	—	172,525	—	—
e) Forward	—	129,560	14,295	—	—	154,861	7,693	—
f) Futures	—	—	—	12,055	—	—	—	7,826
g) Other[1]	—	—	—	—	—	—	12,602	—
Total	309,112	1,193,841	377,928	796,822	1,321,280	1,389,273	346,926	695,978
2. Negative fair value
a) Options	—	605,884	344,601	832,156	—	712,130	325,764	833,108
b) Interest rate swaps	19,242	623,575	15,545	—	21,750	1,715,613	18,604	—
c) Cross currency swaps	—	161,006	—	—	—	170,640	22,994	—
d) Equity swaps	—	4,415	8	—	—	2,875	—	—
e) Forward	—	93,575	8,683	—	—	99,939	4,089	—
f) Futures	—	—	—	47,352	—	—	—	23,631
g) Other[1]	—	—	1,570,541	—	—	—	2,094,087	—
Total	19,242	1,488,455	1,939,378	879,508	21,750	2,701,197	2,465,538	856,739

1 This exclusively regards certificates issued.

592 | Individual financial statements as at 30 June 2024

A.3	OTC trading financial derivatives: notional values, gross positive and negative fair values by counterparty

Underlying assets	Central counterparties	Banks	Other financial companies	Other entities
Contracts not included in offsetting arrangements
1) Debt securities and interest rates
- notional value	X	—	333,923	693,611
- positive fair value	X	2	55,066	1,727
- negative fair value	X	122	7,529	26,337
2) Equity securities and stock indexes
- notional value[1]	X	1,646,815	392,112	24
- positive fair value	X	306,600	2,402	636
- negative fair value[1]	X	1,877,099	23,321	115
3) Currencies and gold
- notional value	X	288,254	226,481	5,605
- positive fair value	X	55	11,358	82
- negative fair value	X	4,854	—	—
4) Commodities[2]
- notional value	X	—	—	—
- positive fair value	X	—	—	—
- negative fair value	X	—	—	—
5) Other		—	—	—
- notional value	X	—	—	—
- positive fair value	X	—	—	—
- negative fair value	X	—	—	—
Contracts included in offsetting arrangements
1) Debt securities and interest rates
- notional value	112,714,096	51,153,514	5,611,736	4,027,311
- positive fair value	309,112	267,838	139,647	6,418
- negative fair value	19,242	414,751	238,162	138,976
2) Equity securities and stock indexes
- notional value	—	8,456,682	4,832,973	1,396,688
- positive fair value	—	137,055	247,172	102,846
- negative fair value	—	307,822	113,393	6,695
3) Currencies and gold
- notional value	—	10,576,296	1,926,041	1,163,388
- positive fair value	—	182,991	29,990	58,035
- negative fair value	—	204,377	46,916	17,346
4) Commodities[2]
- notional value	—	545,665	53,297	—
- positive fair value	—	21,848	—	—
- negative fair value	—	—	16	—
5) Other				—
- notional value	—	—	—	—
- positive fair value	—	—	—	—
- negative fair value	—	—	—	—

[1]	Of which, certificates with a nominal value of €1,646,815 and fair value of €-1,570,541.
[2]	This heading includes derivative instruments with MBInternational as counterparty, hedging their skew issues and the derivatives of the related arbitrage structures.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 593

A.4 Outstanding life of OTC trading financial derivatives: notional amounts

Underlying/Outstanding life	Up to 1 year	From 1 year to 5 years	Over 5 years	Total
A.1 Financial derivatives on debt securities and interest rates	48,962,923	92,683,357	32,887,913	174,534,193
A.2 Financial derivatives on equity securities and stock indexes	8,707,104	7,781,111	237,079	16,725,294
A.3 Financial derivatives on currencies and gold	10,807,657	2,911,337	467,071	14,186,065
A.4 Financial derivatives on commodities	360,001	238,960	—	598,961
A.5 Other financial derivatives	—	—	—	—
Total 30 June 2024	68,837,685	103,614,765	33,592,063	206,044,513
Total 30 June 2023	74,505,901	82,316,374	46,203,356	203,025,631

594 | Individual financial statements as at 30 June 2024

B. Credit derivatives

B.1 Trading credit derivatives: reporting-date notional values

	Trading derivatives
Type of transaction	with a single counterparty	with more than one counterparty (basket)
1. Hedge purchases
a) Credit default products	2,032,620	15,942,262
b) Credit spread products	—	—
c) Total rate of return swaps	—	—
d) Other*	166,675	—
Total 30 June 2024	2,199,295	15,942,262
Total 30 June 2023	4,409,374	23,081,608
2. Hedging sales
a) Credit default products	1,923,844	15,710,906
b) Credit spread products	—	—
c) Total rate of return swaps	—	—
d) Other*	—	—
Total 30 June 2024	1,923,844	15,710,906
Total 30 June 2023	2,834,997	23,071,967

* This exclusively regards certificates issued

The column headed “Basket” includes the positions in credit indexes matched by positions on single names which go to make up the same index for the skew issues.(29) The arbitrage structures have a notional value of €12.4bn (€18bn in the previous year). The derivative embedded in own issues and derivatives with MBInternational to hedge their issues are represented in hedge buys on single entities in the amount of €1.7bn (€1.4bn as at 30 June 2023).(30)

(29)  Please see “Part B - Liabilities - Liabilities at amortized cost” of the present report

(30) Embedded items with underlying commodities (€146m) and related derivatives (€453m) are shown in Table A.3.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 595

B.2 Trading credit derivatives: gross positive and negative fair values by product

Types of derivatives	30 June 2024	30 June 2023
1. Positive fair value
a) Credit default products	212,525	152,513
b) Credit spread products	—	—
c) Total rate of return swaps	—	—
d) Other[1]	17,558	—
Total	230,083	152,513
2. Negative fair value
a) Credit default products	219,985	213,200
b) Credit spread products	—	—
c) Total rate of return swaps	—	—
d) Other[1]	169,307	203,733
Total	389,292	416,933

1 This exclusively regards certificates issued.

B.3 OTC credit trading derivatives: notional values and gross positive/negative fair value, by counterparty

	Central counterparties	Banks	Other financial companies	Other entities
Contracts not included in offsetting arrangements
1) Hedging purchases
- notional value[1]	X	178,926	—	—
- positive fair value	X	17,558	—	—
- negative fair value[1]	X	169,307	—	—
2) Hedging sales
- notional value	X	12,251	—	—
- positive fair value	X	—	—	—
- negative fair value	X	—	—	—
Contracts included in offsetting arrangements
1) Hedging purchases
- notional value	4,841,696	3,132,936	9,987,999	—
- positive fair value	—	6,749	7,598	—
- negative fair value	—	34,953	145,561	—
2) Hedging sales
- notional value	4,584,755	2,005,489	11,032,255	—
- positive fair value	—	48,258	149,920	—
- negative fair value	11,923	10,771	16,778	—

1 Of which, certificates with a notional value of €166,675 and a fair value of €-151,749.

596 | Individual financial statements as at 30 June 2024

B.4 Outstanding life of OTC trading credit derivatives: notional values

Underlying/Outstanding life	Up to 1 year	From 1 year to 5 years	Over 5 years	Total
1. Hedging sales	4,563,109	12,588,482	483,159	17,634,750
2. Hedging purchases	4,543,622	13,486,629	111,306	18,141,557
Total 30 June 2024	9,106,731	26,075,111	594,465	35,776,307
Total 30 June 2023	20,036,194	32,258,037	1,103,715	53,397,946

3.2 Accounting hedges

A. Financial hedging derivatives

A.1 Financial hedging derivatives: reporting-date notional value

	30 June 2024				30 June 2023
	Over the counter				Over the counter
		Without central counterparties				Without central counterparties
Underlying assets/ Types of derivatives	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets
1. Debt securities and interest rate	48,346,237	27,653,960	—	—	36,704,275	24,922,259	—	—
a) Options	—	1,086,949	—	—	—	1,711,945	—	—
b) Swaps	48,346,237	26,412,011	—	—	36,704,275	23,210,314	—	—
c) Forwards	—	155,000	—	—	—	—	—	—
d) Futures	—	—	—	—	—	—	—	—
e) Other	—	—	—	—	—	—	—	—
2. Equity securities and stock price indexes	—	—	—	—	—	—	—	—
a) Options	—	—	—	—	—	—	—	—
b) Swaps	—	—	—	—	—	—	—	—
c) Forwards	—	—	—	—	—	—	—	—
d) Futures	—	—	—	—	—	—	—	—
e) Other	—	—	—	—	—	—	—	—
3. Currencies and gold	—	362,280	—	—	—	360,506	—	—
a) Options	—	—	—	—	—	—	—	—
b) Swaps	—	362,280	—	—	—	360,506	—	—
c) Forwards	—	—	—	—	—	—	—	—
d) Futures	—	—	—	—	—	—	—	—
e) Other	—	—	—	—	—	—	—	—
4. Commodities	—	—	—	—	—	—	—	—
5. Other	—	—	—	—	—	—	—	—
Total	48,346,237	28,016,240	—	—	36,704,275	25,282,765	—	—

Notes to individual accounts | Part E - Information on risks and related hedging policies | 597

A.2 Financial hedging derivatives: gross positive and negative fair values by product

	Positive and negative Fair Value
	30 June 2024				30 June 2023				Change in the value used
	Over the counter				Over the counter				to calculate the hedge
		Without central counterparties				Without central counterparties			effectiveness
Types of derivatives	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets	Central counterparties	With offsetting arrangements	Without offsetting arrangements	Established markets	30 June 2024	30 June 2023
1. Positive fair value									—
a) Options	—	25,537	—	—	—	27,932	—	—	—	—
b) Interest rate swaps	451,427	81,205	—	—	129,042	87,602	—	—	1,049,562	305,565
c) Cross currency swaps	—	1,251	—	—	—	1,377	—	—	—	—
d) Equity swaps	—	—	—	—	—	—	—	—	—	—
e) Forwards	—	2,432	—	—	—	—	—	—	—	—
f) Futures	—	—	—	—	—	—	—	—	—	—
g) Other	—	—	—	—	—	—	—	—	—	—
Total	451,427	110,425	—	—	129,042	116,911	—	—	1,049,562	305,565
2. Negative fair value			—	—
a) Options	—	1,243	—	—	—	6,461	—	—	—	—
b) Interest rate swaps	1,259,955	196,965	—	—	1,870,620	238,920	—	—	738,386	947,924
c) Cross currency swaps	—	575	—	—	—	466	—	—	—	—
d) Equity swaps	—	—	—	—	—	—	—	—	—	—
e) Forwards	—	—	—	—	—	—	—	—	—	—
f) Futures	—	—	—	—	—	—	—	—	—	—
g) Other	—	—	—	—	—	—	—	—	—	—
Total	1,259,955	198,783	—	—	1,870,620	245,847	—	—	738,386	947,924

598 | Individual financial statements as at 30 June 2024

A.3 OTC financial hedging derivatives: notional values, gross positive and negative fair values by counterparty

Underlying assets	Central counterparties	Banks	Other financial companies	Other entities
Contracts not included in offsetting arrangements
1) Debt securities and interest rates
- notional value	X	—	—	—
- positive fair value	X	—	—	—
- negative fair value	X	—	—	—
2) Equity securities and stock indexes		—	—	—
- notional value	X	—	—	—
- positive fair value	X	—	—	—
- negative fair value	X	—	—	—
3) Currencies and gold		—	—	—
- notional value	X	—	—	—
- positive fair value	X	—	—	—
- negative fair value	X	—	—	—
4) Commodities		—	—	—
- notional value	X	—	—	—
- positive fair value	X	—	—	—
- negative fair value	X	—	—	—
5) Other		—	—	—
- notional value	X	—	—	—
- positive fair value	X	—	—	—
- negative fair value	X	—	—	—
Contracts included in offsetting arrangements
1) Debt securities and interest rates
- notional value	48,346,237	24,970,880	2,683,080	—
- positive fair value	451,427	87,566	21,607	—
- negative fair value	1,259,955	197,559	649	—
2) Equity securities and stock indexes				—
- notional value	—	—	—	—
- positive fair value	—	—	—	—
- negative fair value	—	—	—	—
3) Currencies and gold				—
- notional value	—	321,568	40,712	—
- positive fair value	—	1,251	—	—
- negative fair value	—	474	101	—
4) Commodities				—
- notional value	—	—	—	—
- positive fair value	—	—	—	—
- negative fair value	—	—	—	—
5) Other				—
- notional value	—	—	—	—
- positive fair value	—	—	—	—
- negative fair value	—	—	—	—

Notes to individual accounts | Part E - Information on risks and related hedging policies | 599

A.4 Outstanding life of OTC financial hedging derivatives: notional values

Underlying/Outstanding life		Up to 1 year	From 1 year to 5 years	Over 5 years	Total
A.1	Financial derivatives on debt securities and interest rates	7,189,313	37,120,926	31,689,958	76,000,197
A.2	Financial derivatives on equity securities and stock indexes	—	—	—	—
A.3	Financial derivatives on currencies and gold	21,466	300,102	40,712	362,280
A.4	Financial derivatives on commodities	—	—	—	—
A.5	Other financial derivatives	—	—	—	—
Total 30 June 2024		7,210,779	37,421,028	31,730,670	76,362,477
Total 30 June 2023		8,252,919	33,320,584	20,413,537	61,987,040

C. Non-derivative hedging instruments

C.1 Hedging instruments other than derivatives: breakdown by accounting portfolio and hedge type

	Carrying amount			Changes in the value used to calculate the hedge ineffectiveness
	Fair value hedges	Cash flow hedges	Foreign investment hedges	Fair value hedges	Cash flow hedges	Foreign investment hedges
Financial assets other than derivatives	—	—	—	—	—	—
of which: trading activities	—	—	—	—	—	—
of which: other assets mandatorily measured at fair value	—	—	—	—	—	—
of which: assets designated at fair value	—	—	—	—	—	—
Total	—	—	—	—	—	—
Total	—	—	—	—	—	—
Financial liabilities other than derivatives	—	—	—	—	—	—
Trading liabilities	—	—	—	—	—	—
Liabilities designated at fair value	—	—	—	—	—	—
Liabilities measured at amortized cost	X	X	—	—	—	—
Total 30 June 2024	—	—	—	—	—	—
Total 30 June 2023	—	—	—	320	—	—

600 | Individual financial statements as at 30 June 2024

D. Hedged instruments

D.1 Fair value hedges

			Specific hedges
	Specific hedges: book value	Specific hedges - net positions: book value of assets or liabilities (before offsetting)	Accumulated changes in fair value of the hedged instrument	Ending of hedge: residual accumulated value changes in fair value	Changes in the value used to calculate the hedge ineffectiveness	Generic hedges: Carrying amount
A. Assets
1. Financial assets measured at fair value through other comprehensive income - hedges of:	1,175,058	—	3,267	—	20,925	—
1.1 Debt securities and interest rate	1,175,058	—	3,267	—	20,925	X
1.2 Equity securities and stock indexes	—	—	—	—	—	X
1.3 Currencies and gold	—	—	—	—	—	X
1.4 Receivables	—	—	—	—	—	X
1.5 Other	—	—	—	—	—	X
2. Financial assets measured at amortized cost - hedges of:	10,437,889	—	189,273	—	275,633	—
1.1 Debt securities and interest rate	2,806,021	—	40,135	—	60,054	X
1.2 Equity securities and stock indexes	—	—	—	—	—	X
1.3 Currencies and gold	—	—	—	—	—	X
1.4 Receivables	7,631,868	—	149,138	—	215,579	X
1.5 Other	—	—	—	—	—	X
Total 30 June 2024	11,612,947	—	192,540	—	296,558	—
Total 30 June 2023	4,733,285	—	88,736	—	36,246	X
B. Liabilities
1. Financial liabilities measured at amortized cost - hedges of:	27,472,738	—	1,234,010	—	650,594	—
1.1 Debt securities and interest rate	27,472,738	—	1,234,010	—	650,594	X
1.2 Currencies and gold	—	—	—	—	—	X
1.3 Other	—	—	—	—	—	X
Total 30 June 2024	27,472,738	—	1,234,010	—	650,594	—
Total 30 June 2023	26,315,775	—	1,858,927	—	564,714	—

Notes to individual accounts | Part E - Information on risks and related hedging policies | 601

D.2 Hedging of cash flows and foreign investments

	Changes in the value used to calculate the hedge ineffectiveness	Hedge reserves	Ending of hedge: residual value of hedging reserves
A. Cash flow hedging	—	—	—
1. Assets	2,719	1,820	—
1.1 Debt securities and interest rate	2,719	1,820	—
1.2 Equity securities and stock indexes	—	—	—
1.3 Currencies and gold	—	—	—
1.4 Receivables	—	—	—
1.5 Other	—	—	—
2. Liabilities	—	—	—
1.1 Debt securities and interest rate	—	—	—
1.2 Currencies and gold	—	—	—
1.3 Other	—	—	—
Total (A) 30 June 2024	2,719	1,820	—
Total (A) 30 June 2023	—	—	—
B. Hedging of foreign investments	X	—	—
Total (A+B) 30 June 2024	2,719	1,820	—
Total (A+B) 30 June 2023	—	—	—

E. Effects of hedging operations recognized at net equity

E.1 Reconciliation of net equity components

	Cash flows hedging reserve					Foreign investments hedging reserve
	Debt securities and interest rates	Equity securities and stock indexes	Gold and currencies	Receivables	Others	Debt securities and interest rates	Equity securities and stock indexes	Gold and currencies	Receivables	Others
Opening balance	—	—	—	—	—	—	—	—	—	—
Fair value variations (effective share)	1,820	—	—	—	—	—	—	—	—	—
P&L attributions	—	—	—	—	—	—	—	—	—	—
Of which: future transactions no more expected	—	—	—	—	—	X	X	X	X	X
Other variations	—	—	—	—	—	—	—	—	—	—
Of which: tranfers at initial book value of hedged items	—	—	—	—	—	X	X	X	X	X
Closing balance	1,820	—	—	—	—	—	—	—	—	—

602 | Individual financial statements as at 30 June 2024

3.3 OTHER INFORMATION ON DERIVATIVE INSTRUMENTS (TRADING AND HEDGING INSTRUMENTS)

A. Financial derivatives

A.1 OTC financial and credit derivatives: net fair value by counterparty

		Central counterparties	Banks	Other financial companies	Other entities
A.	Financial derivatives
1)	Debt securities and interest rates
	- notional value	161,060,333	76,124,394	8,628,739	4,720,922
	- net positive fair value	760,539	355,406	216,320	8,145
	- net negative fair value	1,279,197	612,432	246,340	165,313
2)	Equity securities and stock indexes
	- notional value	—	10,103,497	5,225,085	1,396,712
	- net positive fair value	—	443,655	249,574	103,482
	- net negative fair value	—	2,184,921	136,714	6,810
3)	Currencies and gold
	- notional value	—	11,186,118	2,193,234	1,168,993
	- net positive fair value	—	184,297	41,348	58,117
	- net negative fair value	—	209,705	47,017	17,346
4)	Commodities
	- notional value	—	545,665	53,297	—
	- net positive fair value	—	21,848	—	—
	- net negative fair value	—	—	16	—
5)	Other
	- notional value	—	—	—	—
	- net positive fair value	—	—	—	—
	- net negative fair value	—	—	—	—
B.	Credit derivatives
1)	Hedging purchases
	- notional value	4,841,696	3,311,862	9,987,999	—
	- net positive fair value	—	24,307	7,598	—
	- net negative fair value	—	204,260	145,561	—
2)	Hedging sales
	- notional value	4,584,755	2,017,740	11,032,255	—
	- net positive fair value	—	48,258	149,920	—
	- net negative fair value	11,923	10,771	16,778	—

Notes to individual accounts | Part E - Information on risks and related hedging policies | 603

4 LIQUIDITY RISK

QUALITATIVE INFORMATION

Banks are naturally exposed to the liquidity risk inherent in the maturity transformation process that is typical of banking operations.

Liquidity risk is distinguished according to its timing profile:

–	the current or potential risk of the bank not being able to manage its own liquidity needs in the short term (“liquidity risk”);

–	the risk of the bank not having stable funding sources in the medium or long term, resulting in its inability to meet its financial obligations without incurring an excessive increase in the cost of financing (“funding risk”).

An adequate liquidity and funding risk management system is fundamental to ensure the stability of the Group and the financial system in general, given that a single bank’s difficulties would affect the system as a whole. The liquidity and funding risk management system is developed as part of the Risk Appetite Framework and the risk tolerance levels contained in it. In particular, one of the management objectives contained in the Risk Appetite Framework is to maintain a liquidity position in the short and long term which is adequate to cope with a period of prolonged stress (combining Bank-specific and systemic stress factors).

The Group Liquidity Risk Management Policy (the “Policy”) approved by the Parent Company’s Board of Directors defines the target in terms of the level of highly liquid assets to maintain in order to cover the anticipated cash flows in the short and medium/long term.

The Policy also sets out the roles and responsibilities of the company units and governing bodies, the risk measurement metrics used, the guidelines for carrying out the stress testing process, the funds transfer pricing system and the Contingency Funding Plan.

To ensure that liquidity risk is managed according to an integrated and consistent approach within the Bank, strategic decisions are taken by the Parent Company’s Board of Directors, to which the Policy assigns several important duties, including: definition and approval of the guidelines and strategic direction, responsibility for ensuring that the risk governance system is fully reliable, and

604 | Individual financial statements as at 30 June 2024

monitoring of trends in liquidity and funding risk over time and of the Group’s Risk Appetite Framework.

Moreover, the Group’s ALM Committee discusses the most significant liquidity risk issues, defining the asset and liability structure and the related acceptance of the risk of mismatches between assets and liabilities and managing them in line with the commercial and financial objectives set out in the budget and in the Group’s Risk Appetite Framework.

In application of Article 86 of Directive 2013/36/EU, the Mediobanca Group identifies, measures, manages and monitors liquidity risk as part of its internal liquidity adequacy assessment process (ILAAP). In this process, which constitutes an integral part of the Supervisory Authority’s activities (Supervisory Review and Evaluation Process, or SREP), the Mediobanca Group performs a self-assessment of the adequacy of its overall framework for liquidity risk management and measurement from a qualitative and a quantitative perspective. The findings of the risk profile adequacy assessment and overall self-assessment are presented to the Governing Bodies annually.

The Mediobanca Group’s liquidity governance process is centralized at the Parent company level by setting the strategy and guidelines for Group Legal Entities, thereby ensuring that the liquidity position is managed and controlled at the consolidated level.

The Parent Company’s units that are responsible for ensuring that the Policy is applied correctly are:

–	Group Treasury, which is responsible at Group level for managing liquidity, funding, collateral and transfer pricing system;

–	Business & Capital Planning, which supports Risk Management and Group Treasury in drawing up the Group Funding Plan in compliance with the budget objectives;

–	Risk Management which, in accordance with the principles of separation and independence, is responsible for the Group’s integrated, second-level control system for current and future risks, in accordance with the Group’s regulations and governance strategies.

The Group Audit Unit is responsible for evaluating the functioning and reliability of the control system for liquidity risk management and for reviewing its adequacy and compliance with the requirements laid down in the regulations.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 605

The findings of such reviews are submitted to the Governing Bodies at least once a year.

The Bank’s objective is to maintain a level of liquidity that will enable it to meet its ordinary and extraordinary payment obligations at the established expiry dates, while at the same time keeping costs to a minimum and hence without incurring losses. The Mediobanca Group’s short-term liquidity policy aims to verify whether the mismatch between expected or unexpected cash inflows and outflows remains sustainable in the short term, including within an intra-day time horizon.

The Bank, through the Group Treasury unit, manages its own liquidity position actively, with the objective of meeting its own clearing obligations within the time frame required.

For a description of the metrics used to monitor short and medium/long-term liquidity, reference is made to Part E of the Consolidated Notes to the Accounts.

Mediobanca was granted a waiver of liquidity requirements on the part of the European Central Bank on an individual basis under Article 8 of the CRR.

The Contingency Funding Plan (described in the “Regulations”) is an event governance model to be activated in case of a crisis following a procedure approved by the Board of Directors. For further information on the governance of states of emergency and risk mitigation policies, please refer to the consolidated report.

606 | Individual financial statements as at 30 June 2024

QUANTITATIVE INFORMATION

1. Financial assets and liabilities by residual contract term

Items/Maturities	On demand	From 1 day to 7 days	From 7 days to 15 days	From 15 days to 1 month	From 1 month to 3 months	From 3 months to 6 months	From 6 months to 1 year	From 1 year to 5 years	Over 5 years	Indefinite duration
Cash assets	6,258,147	655,325	614,020	2,205,081	3,060,694	5,030,873	7,749,332	31,679,954	15,965,228	11,425
A.1 Government securities	14,559	71,800	125,242	202,011	156,465	1,122,208	2,739,720	5,170,150	4,113,080	—
A.2 Other debt securities	1,256	30,658	1,955	8,181	185,244	75,494	542,000	3,455,796	2,369,534	—
A.3 UCIT units	—	—	—	—	—	—	—	—	—	—
A.4 Loans	6,242,332	552,867	486,823	1,994,889	2,718,985	3,833,171	4,467,612	23,054,008	9,482,614	11,425
– Banks	4,229,635	399,029	378,074	1,237,275	669,531	1,568,855	3,120,440	13,743,398	8,826,092	11,425
– Customers	2,012,697	153,838	108,749	757,614	2,049,454	2,264,316	1,347,172	9,310,610	656,522	—
Cash liabilities	23,145,645	839,201	1,045,163	1,728,452	4,346,602	1,761,815	7,176,057	18,518,457	8,141,754	—
B.1 Deposits and current accounts	20,765,944	—	—	—	—	—	—	—	—	—
– Banks	18,881,698	—	—	—	—	—	—	—	—	—
– Customers	1,884,246	—	—	—	—	—	—	—	—	—
B.2 Debt securities	1,427	39	225,885	12,153	1,007,552	367,350	1,529,964	15,282,147	5,462,128	—
B.3 Other liabilities	2,378,274	839,162	819,278	1,716,299	3,339,050	1,394,465	5,646,093	3,236,310	2,679,626	—
Off-balance sheet transactions
C.1 Financial derivatives with exchange of principal
– long positions	728,741	825,565	297,401	592,604	2,289,343	7,401,323	2,353,273	18,483,454	7,285,254	—
– short positions	344,499	752,441	131,222	844,346	1,987,909	606,643	1,704,984	2,841,126	351,158	—
C.2 Financial derivatives without exchange of principal
– long positions	865,341	4,838	34,185	179,574	326,323	512,167	854,374	—	—	—
– short positions	947,257	11,803	27,629	207,133	361,224	536,354	1,089,439	—	—	—
C.3 Deposits and loans for collection
– long positions	6,747,425	2,473,003	28,817	208,935	55,862	455,303	62,500	629,978	—	—
– short positions	—	—	241,754	409,948	433,105	873,594	1,328,238	4,911,048	2,464,136	—
C.4 Irrevocable loan commitments*
– long positions	—	—	123,833	339,707	381,146	1,381,960	1,333,278	5,847,453	3,874,262	—
– short positions	7,797,735	3,169,109	503,162	452,133	325,193	401,467	—	632,840	—	—
C.5 Financial guarantees issued	—	—	—	—	—	—	—	—	—	—
C.6 Financial guarantees received	—	—	—	—	—	—	—	—	—	—
C.7 Credit derivatives with exchange of principal
– long positions	—	—	—	—	60,000	100,600	63,200	1,051,750	907,998	—
– short positions	—	—	—	—	60,000	208,444	145,731	1,273,412	495,962	—
C.8 Credit derivatives without exchange of principal
– long positions	177,690	—	—	—	—	—	—	—	—	—
– short positions	193,412	—	—	—	—	—	—	—	—	—

*  This item includes hedge sales perfectly matched by purchases for the same amount.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 607

5 OPERATIONAL RISK

QUALITATIVE INFORMATION

Definition

Operational risk is the risk of incurring losses as a result of the inadequacy or malfunctioning of procedures and IT systems, human error or external events

Capital requirement

To manage operational risk, Mediobanca has adopted the Basic Indicator Approach (BIA) in order to calculate the related capital requirement applying a 15% coefficient, as per regulations, to the three-year average for the relevant indicator. Based on this calculation method, the capital requirement as at 30 June 2024 was €199.3m (€174.3m in the previous year).

Risk mitigation

The Group’s Non-Financial Risks Committee, with the task of guiding, monitoring and mitigating non-financial risks (including IT risks, fraud risk, outsourcing risk, legal risks, reputation risks), and the Conduct Committee, with the task of guiding, supervising and making decisions on the Group’s conduct risks, operate within the scope of risk management.

Operational risks are supervised by a specific Operational Risk Management team within the Non-Financial Risk Management unit.

The processes for identifying operational risks, including through the collection and analysis of data concerning operational risk loss, assessment and estimation, and the processes for identifying and initiating the related mitigation actions, are defined and implemented according to the Group’s operational risk management policy and in line with the principle of proportionality. Actions to mitigate the most relevant operational risks were proposed, implemented and monitored according to the evidence obtained.

608 | Individual financial statements as at 30 June 2024

The operating losses recorded during the year under review had a minimal impact on the Bank’s total revenues, i.e. approximately 0.04%.

With regard to the different classes of operational risk, the Group’s percentage composition of the various Basel II event types is shown below.

Event Type	% of Total Loss 30/6/2024	% of Total Loss 30/6/2023
External Fraud	31%	92%
Clients, products and business practices	27%	4%
Employment practices and workplace safety	20%	2%
Execution, delivery and process management	18%	2%
Other	4%	—
Total	100%	100%

Most of the operating losses for the year, which were very limited, were due to “Employment practices and workplace safety” relating to contributions and penalties for managing social security positions following changes in seniority contributions. “Execution, delivery and process management” concerned normally higher costs/penalties in the settlement of transactions, while “Clients, products and business practices” include costs for managing limited disputes with customers.

In terms of Business Lines, losses from operational risks were greater in Wealth Management. Very limited losses were recorded in CIB and Holding Function.

In terms of potential risks, the business lines Wealth Management and CIB were exposed to low-frequency and high-severity events due to their nature as they are characterized by non-standard transactions of a high amount.

Furthermore, although they did not generate significant losses, there was an increase in some cases (classes) of operational risk, such as IT & Cyber Risk and Outsourcing Risk.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 609

In particular IT & Cyber Risks, which during the twelve months under review did not generate relevant issues at Group level, in terms of exposure are influenced by the following increases:

–	Dependency on IT systems;

–	Number of users which use virtual channels and thus of connected devices;

–	Quantity of managed data which should be protected;

–	Use of third-party-offered IT services.

Further external elements should be added to those just mentioned, like the evolution of the cyber-geopolitical context (i.e. Russia – Ukraine and Israel – Palestine conflicts), as well as the adoption of new technological models (i.e. cloud) which contribute to the possible attack surface being increased thus introducing new threats.

Due to the foregoing, safeguards for specific risk classes, such as IT & Cyber risk, third-party risk, fraud risk and reputation risk, were increased as part of the Non-Financial Risk Management project while providing an overview of such risks.

610 | Individual financial statements as at 30 June 2024

Litigation risk: Risks deriving from pending proceedings

For a description of the claims currently pending against the Parent Company, please see Part B – Liabilities - section 10 - Provisions for risks and charges.

Other risks

For a more in-depth description of the other risks, reference is made to Part E – Market Risks – Other Risks in the Consolidated Notes to the Accounts.

Notes to individual accounts | Part E - Information on risks and related hedging policies | 611

Part F – Information on Capital

SECTION 1

Company capital

QUANTITATIVE INFORMATION

B.1 Company capital: breakdown

Items/Values		30 June 2024	30 June 2023
1.	Capital	444,515	444,169
2.	Share premium	2,195,606	2,195,606
3.	Reserves	1,127,476	1,826,803
	- retained earnings	1,469,469	1,981,088
	a) legal	88,834	88,728
	b) under articles of association	188,163	720,073
	c) treasury shares	68,828	78,876
	d) other	1,123,644	1,093,411
	- other	(341,993)	(154,285)
4.	Equity instruments	—	—
5.	(Treasury shares)	(68,828)	(78,876)
6.	Valuation reserves:	88,982	59,189
	- Equity securities designated at fair value through other comprehensive income	118,138	106,435
	- Hedging of equity securities designated at fair value through other comprehensive income	—	—
	Financial assets (other than equity securities) measured at fair value through other comprehensive income	(6,153)	(49,000)
	- Tangible assets	—	—
	- Intangible assets	—	—
	- Hedging of foreign investments	—	—
	- Hedging of cash flows	1,820	—
	- Hedging instruments (not designated instruments)	—	—
	- Currency exchange gains/losses	—	—
	- Non-current assets and asset groups held for sale	—	—
	- Financial liabilities designated at fair value through profit or loss (change in own credit quality)	(32,142)	(5,524)
	- Actuarial gains (losses) on defined benefits pension schemes	(2,313)	(2,354)
	- Valuation reserves share of equity-accounted interests	—	—
	- Extraordinary revaluation laws	9,632	9,632
7.	Profit (loss) for the year	1,243,992	606,491
Total		5,031,743	5,053,382

For more information, please refer to section 12 “Company capital - Items 110, 130, 140, 150, 160, 170 and 180”.

612 | Individual financial statements as at 30 June 2024

B.2 Valuation reserves for financial assets measured at fair value through other comprehensive income: breakdown

		30 June 2024		30 June 2023
Assets/Values		Positive reserve	Negative reserve	Positive reserve	Negative reserve
1.	Debt securities	21,769	(27,922)	4,418	(53,418)
2.	Equity securities	128,741	(10,603)	123,492	(17,057)
3.	Loans	—	—	—	—
Total		150,510	(38,525)	127,910	(70,475)

B.3 Valuation reserves for financial assets measured at fair value through other comprehensive income: changes during the period

			Debt securities	Equity securities	Loans	Total
1.	Opening balance		(49,000)	106,435	—	57,435
2.	Increases		55,566	29,494	—	85,060
	2.1	Increases in fair value	38,508	29,494	—	68,002
	2.2	Value adjustments for credit risk	2,263	X	—	2,263
	2.3	P&L recycling of negative reserves due to realization	14,795	X	—	14,795
	2.4	Transfers to other net equity components (equity securities)	—	—	—	—
	2.5 Other changes		—	—	—	—
3.	Decreases		12,719	17,791	—	30,510
	3.1	Decreases in fair value	10,127	9,853	—	19,980
	3.2	Credit risk write-backs	926	—	—	926
	3.3	P&L recycling of positive reserves:	1,666	X	—	1,666
		-due to realization	—	—	—	—
	3.4	Transfers to other net equity components (equity securities)	—	7,938	—	7,938
	3.5	Other changes	—	—	—	—
4.	Closing balance		(6,153)	118,138	—	111,985

Notes to individual accounts | Part F - Information on Capital | 613

SECTION 2

Own funds and supervisory capital requirements

The Bank, as the Group, stands out for its great capital soundness, as it always keeps its capital ratios above the regulatory thresholds retaining the capital surplus for operations to be carried out on the corporate market.

2.1 Own funds

Scope of regulations

No regulatory changes affected the Bank during the financial year under review.

QUALITATIVE INFORMATION

Common Equity Tier 1 (CET1) is made up of paid-up capital, reserves (including €112m of positive reserves on securities measured at fair value through other comprehensive income) and profit for the year (€1,244m), after the proposed dividend (€885.2m calculated on consolidated profits) and the entire deduction of the second share buyback plan to be carried out in financial year 2024/2025 (€385m)(31).

Deductions (€-402.7m) mainly regarded:

–	treasury shares of €68.8m, taking into account that the €195m disbursement relating to the purchase of 17 million shares, approved by the Shareholders’ Meeting in October 2023 and executed during the financial year, was recognized as a decrease in reserves following cancellation of such shares;

–	intangible assets (including goodwill) of €28.5m;

–	prudential changes of €55m relating to valuations of financial instruments (referred to as AVA and DVA);

–	interests of €159m in financial companies (corresponding in fact to the investment in Assicurazioni Generali) and other investments (mainly in the CLO special purpose vehicle) of €95.3m (taking into account some insurance coverage).

(31)  Share buyback plan subject to authorization by the European Central Bank and by the Shareholders' Meeting.

614 | Individual financial statements as at 30 June 2024

No Additional Tier 1 (AT1) instruments were issued.

Tier 2 capital includes subordinated liabilities, up from €966.6m to €1,096.6m after last January’s nominal issue of €300m, which more than absorbed the amortization for the year (€159m).

	30 June 2024
Issue	ISIN code	Nominal Value	Computed value (*)
MB SUBORDINATO TV
with min 3% 2025	IT0005127508	499,265	116,585
MB SUBORDINATO 3.75% 2026	IT0005188351	298,478	113,664
MB SUBORDINATO 1.957% 2029	XS1579416741	50,000	45,868
MB SUBORDINATO 2.3% 2030	XS2262077675	249,750	240,014
MB FIX TO FLOAT FEB 2033	XS2577528016	299,500	291,480
MB 5.25 22 APR 2034	IT0005580573	299,800	289,013
Total subordinated securities		1,696,793	1,096,624

(*)  The computed value differs from the book value due to the items measured at fair value and amortized cost and to buyback commitments entered into.

Tier 2 also includes the difference of €13.5m between higher accounting adjustments compared to prudential expected losses calculated by using the advanced models (referred to as "buffer"), down compared to the previous financial year (€22.5m), computing the maximum admissible amount corresponding to 0.6% of risk-weighted exposure amounts calculated by using advanced models (under Article 159 CRR).

Notes to individual accounts | Part F - Information on Capital | 615

QUANTITATIVE INFORMATION

		30 June 2024	30 June 2024
A.	Common equity tier 1 (CET1) before applying prudential filters	4,183,376	4,338,700
	of which CET1 instruments subject to phase-in regime	—	—
B.	CET1 prudential filters (+/-)	(116,642)	(117,395)
C.	CET1 before items to be deducted and effects of phase-in regime (A +/- B)	4,066,734	4,221,306
D.	Items to be deducted from CET1	(748,457)	(752,644)
E.	Phase-in regime - impact on CET1 (+/-)*	560,852	587,950
F.	Total common equity tier 1 (CET1) (C-D+/-E)	3,879,129	4,056,612
G.	Additional Tier 1 (AT1) before items to be deducted and effects of phase-in regime	—	—
	of which AT1 instruments subject to phase-in regime	—	—
H.	Items to be deducted from AT1	—	—
I.	Phase-in regime - impact on AT1 (+/-)	—	—
L.	Total additional tier 1 (AT1) (G-H+/-I)	—	—
M.	Tier 2 (T2) before items to be deducted and effects of phase-in regime	1,109,989	989,108
	of which T2 instruments subject to phase-in regime	—	—
N.	Items to be deducted from T2	—	(104,920)
O.	Phase-in regime - impact on T2 (+/-)	—	—
P.	Total Tier 2 (M-N+/-O)	1,109,989	884,188
Q.	Total own funds (F+L+P)	4,989,118	4,940,800

*  Adjustments include greater deductions for the adoption of Calendar Provisioning.

616 | Individual financial statements as at 30 June 2024

2.2 Capital adequacy

A. QUALITATIVE INFORMATION

As at 30 June 2024, the phased-in Common Equity Ratio – the ratio of Common Equity Tier 1 Capital to total risk-weighted assets applying the Danish Compromise – stood at 13.2%, up compared to the previous financial year (12.8%) due to a significant drop in RWA (€-2.4bn) after greater selectivity of investments and a simultaneous launch of risk mitigation measures.

The total capital ratio also rose from 15.6% to 17.0%.

The Leverage ratio stood at 5.3% (6.0% at 30 June last), in any case above the regulatory limit of 3%.

Notes to individual accounts | Part F - Information on Capital | 617

B. QUANTITATIVE INFORMATION

		Unweighted amounts (*)		Weighted amounts/requirements
Categories/Values		30 June 2024	30 June 2023	30 June 2024	30 June 2023
A.	RISK ASSETS
	A.1 Credit and counterpart risk	80,205,399	79,294,244	24,853,136	26,979,359
	1. Standard methodology	63,723,965	60,623,547	17,144,543	16,440,421
	2. Internal rating methodology	15,875,728	18,361,770	7,565,469	10,447,070
	2.1 Basic	—	—	—	—
	2.2 Advanced	15,875,728	18,361,770	7,565,469	10,447,070
	3. Securitization	605,706	308,927	143,124	91,869
B.	REGULATORY CAPITAL REQUIREMENTS
	B.1 Credit and counterpart risk			1,988,251	2,158,349
	B.2 Credit valuation adjustment risk			24,719	38,948
	B.3 Settlement risk			—	—
	B.4 Market risk			134,510	167,426
	1. Standard methodology			134,510	167,426
	2. Internal models			—	—
	3. Concentration risk			—	—
	B.5 Operational risk			199,305	174,348
	1. Basic Indicator Approach (BIA)			199,305	174,348
	2. Standard method			—	—
	3. Advanced method			—	—
	B.6 Other calculation items			—	—
	B.7 Total prudential requirements			2,346,785	2,539,071
C.	RISK ASSETS AND REGULATORY RATIOS
	C.1 Risk-weighted assets			29,334,807	31,738,389
	C.2 CET1 capital/risk-weighted assets (CET1 capital ratio)			13.22%	12.78%
	C.3 Tier 1 capital/risk-weighted assets (Tier 1 capital ratio)			13.22%	12.78%
	C.4 Total own funds/risk-weighted assets (total capital ratio)			17.01%	15.57%

(*)	For the standardized methodology, the “unweighted amounts”, as provided by the regulations in force, correspond to the value of the exposure taking into account the prudential filters, risk mitigation techniques and credit conversion factors. For the AIRB ratings methodology, the “unweighted amounts” correspond to the “exposure at default” (EAD). For guarantees issued and loan commitments, credit conversion factors are also included in the EAD calculation

618 | Individual financial statements as at 30 June 2024

Part G - Combinations Involving Group Companies or Business Units

SECTION 1: TRANSACTIONS COMPLETED DURING THE FINANCIAL YEAR

It should be noted that the purchase of a controlling stake in the English company Arma Partners LLP, a leading independent financial consultancy firm in Europe in the Digital Economy sector was completed on 2 October; at the end of the Purchase Price Allocation process, a brand worth of £24.6 million, customer relationship worth £5.3 million and residual goodwill of £209 million, after tax of £7.5 million, were found.

The merger of the wholly-owned subsidiary MB INVAG S.r.l. took place on 27 September last.

SECTION 2: TRANSACTIONS COMPLETED AFTER THE REPORTING DATE

No transactions were completed after the reporting date.

SECTION 3: RETROSPECTIVE ADJUSTMENTS

No adjustments were made to the accounts in connection with previous business combinations for the year under review.

Notes to individual accounts | Part G - Combinations Involving Group Companies or Business Units | 619

Part H – Related-party Transactions

1. Information on remuneration for key management personnel

Compensation paid to members of governing and supervisory bodies and to key management personnel (Drawn up pursuant to CONSOB Decision No. 18049 of 23 December 2011)

	Compensation
	Emoluments payable in connection to the office	Non-cash benefits*	Bonuses and other incentives	Other compensation
BOARD OF DIRECTORS[1]	3,271.0	782.4	1,467.8	3,300.0
of which: management	1,125.0	782.4	1,467.8	3,300.0
Key MANAGEMENT personnel[2]	—	360.7	2,583.4	4,744.6
STATUTORY AUDIT COMMITTEE[3]	460.2	—	—	—

*	This includes the amount of fringe benefits (on a taxable basis) including any insurance policies and supplemental pension schemes. Therefore, equity-based compensation costs of €4.6m are excluded.

[1]	There were 15 people in office at 30 June 2024.

[2]	There were 8 people in office at 30 June 2024.

[3]	There were 3 people in office at 30 June 2024.

2. Disclosure on related-party transactions

The Regulation on Related-Party Transactions, implementing CONSOB Regulation No. 17221 of 12 March 2010, as most recently amended by Resolution No. 21264 of 10 December 2020, was introduced in 2011 aiming to ensure the transparency and substantial correctness of transactions with related parties carried out directly or through subsidiaries. Having received favourable opinions from the Bank’s Related Parties and Statutory Audit Committees, the Board of Directors incorporated the Bank of Italy’s most recent instructions on this subject, which introduce prudential limits for risk activities with Related Parties; this Regulation came into force during December 2012, and was updated most recently in June 2024. The full document is available on the Bank’s website at www.mediobanca.com.

For the definition of related parties adopted, please see Part A Accounting Policies of the Notes to the Accounts.

620 | Individual financial statements as at 30 June 2024

Transactions with related parties fall within the ordinary operations of the Group companies, are maintained on an arm’s length basis, and are entered into in the interests of the individual companies concerned. Details of the compensation paid to Directors and key management personnel are provided in a footnote to the table.

1.1	Regular financial disclosure: Most significant transactions

There were no such transactions to report during the period under review.

1.2	Quantitative information

The Arma Group and the company HeidiPay Switzerland AG entered the scope of related parties following the respective acquisitions of 100% of their share capital, completed by Mediobanca S.p.A and Compass Banca S.p.A. during the period under review.

The overall exposure to related parties remained low, with a decreasing trend.

Notes to individual accounts | Part H - Related-party Transactions | 621

Statement as at 30 June 2024

						(€m)

	Subsidiaries	Directors and key management personnel	Associated companies	Other related party		Total
Assets	29,887.0	—	—	36.6		29,923.6
of which: other assets	4,838.6	—	—	36.6		4,875.2
Loans	25,048.4	—	—	—		25,048.4
Liabilities	25,591.6	—	—	247.8	[3]	25,839.4
Guarantees and commitments	8,663.0	—	—	130.0	[3]	8,793.0
Interest income	1,287.4	—	—	1.6		1,289.0
Interest expense	(775.3)	—	—	(0.8)		(776.1)
Net fee income	17.6	—	4.9	2.1		24.6
Sundry income (costs)	(164.6)	(24.3)[1]	0.1	(52.8	)2 3	(241.6)

[1]	Of which, short-term benefits of €(19.7)m and performance shares of €(4.6)m; the figure includes 8 key management personnel.

[2]	This item also includes the valuation of derivative contracts, including bond forwards with underlying Government securities.

[3]	Starting from the year under review, the collateral exchange transaction with the AG Group will no longer be represented by its nominal value (€250m among commitments) but using equity effects (liabilities covering the forward purchase of government securities).

Statement as at 30 June 2023

					(€m)

	Subsidiaries	Directors and key management personnel	Associated companies	Other related party	Total
Assets	30,775.3	—	—	84.4	30,859.7
of which: other assets	5,351.9	—	—	72.0	5,423.9
Loans	25,423.4	—	—	12.4	25,435.8
Liabilities	26,441.5	—	—	12.9	26,454.4
Guarantees and commitments	7,823.2	—	—	390.0	8,213.2
Interest income	837.5	—	—	1.1	838.6
Interest expense	(421.4)	—	—	—	(421.4)
Net fee income	10.2	—	1.0	0.1	11.3
Sundry income (costs)	(619.5)	(26.8)[1]	(0.1)	(24.1)[2]	(670.5)

[1]	Of which, short-term benefits of €(17.3)m and performance shares of €(5.7)m; the figure includes 8 key management personnel.

[2]	This item also includes the valuation of derivative contracts, including bond forwards with underlying Government securities.

622 | Individual financial statements as at 30 June 2024

Part I – Share-based payment schemes

A. QUALITATIVE INFORMATION

1. Summary of share-based payment schemes approved by the Shareholders’ Meeting.

In the area of equity instruments used for the remuneration of its personnel, Mediobanca decided to adopt a performance shares scheme, with the two-fold aim of:

–	adapting to banking regulations that require a portion of variable remuneration to be paid out in the form of equity instruments over a time horizon of several years, subject to performance conditions and hence consistent with positive results sustainable over time;

–	aligning the interests of Mediobanca’s management with those of its shareholders in order to create value over the medium / long term.

Performance share plans are therefore in place which, under certain conditions, provided for the free assignment of Mediobanca shares at the end of a vesting and/or holding period and long-term incentive plans (LTI) linked to the achievement of the strategic plan’s objectives.

The plans currently in effect are as follows:

–	performance share plan approved by the Shareholders' Meeting of 28 October 2015 (and updated by the Shareholders' Meeting of 28 October 2019), valid for variable remuneration for financial years 2018 - 2020 paid out to Group personnel in a maximum number of 20,000,000 Mediobanca shares to be attributed by capital increase or alternatively with the use of treasury shares in the Bank’s portfolio;

–	long-term incentive plan (LTI) for the CEO and General Manager of Mediobanca, linked to the achievement of the targets set in the 2019/2023 plan by assigning them Mediobanca shares by capital increase pursuant to the Plan as mentioned in the preceding paragraph;

–	performance share plan approved by the Shareholders' Meeting of 28 October 2020, valid for variable remuneration for financial years 2021 - 2025 paid out to Group personnel in a maximum number of 20,000,000

|

Notes to individual accounts | Part I - Share-based payment schemes | 623

Mediobanca shares to be attributed by capital increase or alternatively with the use of treasury shares in the Bank’s portfolio;

–	performance share plan approved by the Shareholders' Meeting of 28 October 2021 (partially revoking the previous Plan in order to transition to a system of resolutions to be taken annually), valid for variable remuneration for financial year 2021-2022 paid out to Group personnel by attributing a maximum number of 4,000,000 Mediobanca shares through the use of treasury shares in the Bank’s portfolio;

–	performance share plan approved by the Shareholders' Meeting of 28 October 2022, valid for variable remuneration for financial year 2022-2023 paid out to Group personnel by attributing a maximum number of 3,000,000 Mediobanca shares through the use of treasury shares in the Bank’s portfolio;

–	performance share plan approved by the Shareholders' Meeting of 28 October 2023, valid for variable remuneration for financial year 2023-2024 paid out to Group personnel by attributing a maximum number of 3,000,000 Mediobanca shares through the use of treasury shares in the Bank’s portfolio;

–	a new long-term incentive plan for the period 2023-2026 (“2023-2026 LTI Plan”) approved by the Shareholders’ Meeting held on 28 October 2023, linked to the underlying 2023-2026 Strategic Plan approved in May 2023. For the purpose of the initiative, the Shareholders’ Meeting of 28 October 2023 approved the issue of a maximum number of 3,000,000 new Mediobanca shares with dividend rights by capital increase, or through the use of treasury shares in the Bank’s portfolio alternatively.

As at 30 June 2024, the number of performance shares assigned in relation to the above plans amounted to 5,137,970 (3,757,373 at 30 June 2023).

624 | Individual financial statements as at 30 June 2024

It should be noted that the Shareholders' Meeting held on 28 October last also approved:

–	a widespread share ownership and co-investment plan (“2023 -2026 ESOP”) for the Group’s personnel within the 2023-26 Strategic Plan’s period. This provides investment opportunities in Mediobanca shares on a voluntary basis at favourable conditions (10% discount). Achievement of the Plan targets by 2026 will ensure an additional bonus to participants in the ESOP Plan, consisting in an additional package of shares assigned free of charge by the Mediobanca Group to supplement the initial investment made by the employee. The maximum number of shares (referred to as matching) that can be assigned by the plan is 1,000,000 shares to be issued by capital increase. Alternatively, freely available treasury shares in the Bank’s portfolio not allocated for other purposes may also be used for the plan’s purposes; The program took place during the month of December and recorded a participation of 28% of personnel within scope (415,600 shares subscribed with a maximum number of 166,240 matching shares attributable).

Notes to individual accounts | Part I - Share-based payment schemes | 625

B. QUANTITATIVE INFORMATION

Changes in performance share schemes during the year

As part of the variable remuneration for financial year 2023, 1,227,029 performance shares, drawn from the Plan approved in the October 2022 Shareholders’ Meeting, were awarded on 27 September 2023. The shares, the award of which is conditional upon performance targets being met over a five-year period or less, will be made available in tranches in November 2024 (up to 532,243), November 2025 (up to 185,868), November 2026 (up to 293,462), November 2027 (up to 107,862), and November 2028 (up to 107,594).

As part of the performance share plans, 1,606,525 shares were attributed on 24 November 2023, 979,084 of which through treasury shares and 627,441 by capital increase.

Between January and February 2024, 1,797,293 shares were assigned, including 1,736,296 for the 2023-2026 LTI Plan; 26,587 shares were allocated and 10,613 shares were recovered.

Starting on 30 June 2024, in connection with the variable remuneration for financial year 2024, a total of 1,037,732 performance shares were awarded at a figurative cost of €11.2m, as part of the variable remuneration component only. These shares, the award of which is conditional upon performance targets being achieved over a five-year period or less, will be made available in tranches as follows: November 2025 (up to 471,041), November 2026 (up to 155,837), November 2027 (up to 240,771), November 2028 (up to 85,149), and November 2029 (up to 84,934).

		30 June 2024		30 June 2023
Items/Performance shares		No. of performance shares	Avg. price	No. of performance shares	Avg. price
A.	Balance at start of period	3,757,373	6.32	3,453,025	7.01
B.	Increases	3,024,322		1,843,041
	B.1 Newly issued shares	3,024,322	6.40	1,843,041	5.89
	B.2 Other changes
C.	Decreases	1,643,725		1,538,693
	C.1 Cancelled	—	—	—	—
	C.2 Exercised	1,633,112	6.76	1,516,639	7.59
	C.3 Expired	—	—	—	—
	C.4 Other changes	10,613	7.90	22,054	7.76
D.	Balance at end of period	5,137,970	6.15	3,757,373	6.32

626 | Individual financial statements as at 30 June 2024

Part M – Disclosure on Leases

SECTION 1

Lessee

QUALITATIVE INFORMATION

With reference to IFRS 16 coming into force and the contracts which fall within its scope of application, the Bank’s lease agreements essentially include real property leases and company car leases. There are some hardware leases only for a residual amount. The property leases mostly involve premises used as offices. Such leases normally have durations of more than twelve months, and typically contain renewal or termination clauses which both lessor and lessee can exercise in accordance with the provisions of law and/or specific contractual arrangements, if any. Generally, such leases do not contain an option to buy at expiry or substantial reinstatement costs for the Bank. As for the car leases, these are long-term agreements for the fleet of company cars available for use by staff members for work-related purposes. The lease agreements in place other than those relating to real properties and cars are of an insignificant amount.

It should be recalled that when adopting the standard it was decided to make some simplifications as provided for by the standard itself, excluding contracts with a duration less than or equal to 12 months (referred to as “short-term”), those with a value of less than €5,000 (referred to as “low-value”) and those relating to intangible assets. It was also decided not to separate the service component from the lease proper; hence the full contract was recognized as a lease. The discount rate used was derived from the internal rate of return curve used in treasury management by the Group Treasury unit.

In cases where the original lease has been replicated with another counterparty (i.e. sub-leased), the related lease liability is matched by an amount receivable from the counterparty rather than by its value in use. Sub-leasing arrangements involve only negligible amounts.

Notes to individual accounts | Part M - Disclosure on Leases | 627

QUANTITATIVE INFORMATION

For quantitative information on the impact on the Bank’s financial and earnings situation, reference is made to the contents of the following sections of the Notes to the Accounts:

–	information on right-of-use assets acquired, “Part B Notes to the balance sheet - Assets - Section 8”;

–	information on amounts due under leases, “Part B Notes to the balance sheet - Liabilities - Section 1”;

–	for the effects on earnings, “Part C Notes to the profit and loss account”, in particular the headings for interest income and expense and value adjustments to tangible assets.

The value in use recorded in the balance sheet at 30 June 2024 was €21,870,000, broken down as follows:

–	value in use of properties: €15,829,000;

–	value in use of vehicles: €5,970,000;

–	value in use of other assets: €71,000.

628 | Individual financial statements as at 30 June 2024

SECTION 2 - LESSOR

QUALITATIVE INFORMATION

With regard to agreements within the scope of IFRS 16, only real property sub-lease agreements are relevant for the Bank. These agreements, relating to finance lease transactions, are non-recurring and for insignificant amounts (€1.4m in June 2024).

QUANTITATIVE INFORMATION

For quantitative information on the impact on the Bank’s financial and earnings situation, reference is made to the contents of the following sections of the Notes to the Accounts:

–	for receivables deriving from sub-lease agreements, “Part B Notes to the balance sheet - Assets - Section 4”;

–	for the effects on earnings, “Part C Notes to the profit and loss account”, in particular the headings for interest income and expense and value adjustments to tangible assets.

Notes to individual accounts | Part M - Disclosure on Leases | 629

1.	Balance-sheet and earnings data

2.	Finance leases

2.1 Maturity analysis of lease payments receivable by time band and reconciliation with lease loans recognized under assets

Time bands	30 June 2024 Lease payments to be received	30 June 2023 Lease payments to be received
Up to 1 year	1,118	1,158
From 1 year to 2 years	275	1,143
From 2 year to 3 years	—	288
From 3 year to 4 years	—	—
From 4 year to 5 years	—	—
Over 5 years	—	—
Total lease payments to be received	1,393	2,589
Reconciliation with loans	(2)	(9)
Not accrued financial gains (-)	(2)	(9)
Unguaranteed residual value (-)	—	—
Lease loans	1,391	2,580

The table provides a maturity analysis of the lease payments receivable, and a reconciliation of the undiscounted lease payments to the net investment in the lease, as required by IFRS 16, paragraph 94. In particular, it should be noted that the payments receivable under the lease, which consist of the sum of minimum payments due by way of principal and interest, are stated net of any provisions and of the unguaranteed residual value due to the lessor. These are reconciled with the lease loan, recognized in the balance sheet under financial assets measured at amortized cost, by subtracting financial gains not accrued and adding the unguaranteed residual value.

3. Operating leases

The Bank had no operating leases in place at the reporting date.

630 | Individual financial statements as at 30 June 2024

ANNEXED TABLES

Consolidated financial statements

Comparison between the restated Balance Sheet and the template contained in Bank of Italy Circular No. 262/2005, eighth update

Regarding Assets, the balance sheet shown in the consolidated Review of Operations reflects the following restatements:

–	The closing amount of “Treasury financial assets” includes “Cash and cash equivalents” (heading 10); receivables in respect of current accounts and untied deposits, reverse repos and other deposits in connection with securities lending operations and derivatives recognized as “Financial assets measured at amortized cost: loans to banks and loans to customers” (headings 40a and 40b, respectively), plus certain items booked as “Other assets” (heading 130);

–	the amount of “Banking book debt securities” includes the debt securities of the following items: “Financial assets measured at fair value through other comprehensive income” (heading 30), “Financial assets measured at amortized cost” (heading 40c) and “Financial assets measured at fair value through profit or loss”, either designated at fair value or mandatorily classified at fair value (headings 20b and 20c);

–	the amount of “Equity investments” includes equities recognized as “Financial assets measured at fair value through other comprehensive income” (heading 30), “Equity investments” (heading 70), and funds mandatorily recognized under heading 20c “Financial assets measured at fair value through profit or loss”;

–	The closing amount of “Loans to customers” includes loans and receivables recognized as “Financial assets measured at amortized cost: loans to banks and loans to customers” (headings 40a and 40b, respectively), including those recognized mandatorily at fair value through profit or loss booked under heading 20c after any “Adjustments of hedging financial assets” (heading 60) relating to loans and receivables;

–	the amount of “Other assets” includes the headings 130 “Other assets”, 110 “Tax assets” and 50 “Hedging derivatives”, and sundry debtor items recognized as “Financial assets measured at amortized cost: loans to banks and loans to customers” (headings 40a and 40b) and Non-current assets and asset groups held for sale, if any.

632 | Individual financial statements as at 30 June 2024

Regarding Liabilities:

–	The closing amount of “Funding” includes amounts due to banks, amounts due to customers and securities in issue recognized under “Financial liabilities measured at amortized cost” (under headings 10a, 10b and 10c, respectively), other than amounts recognized under “Treasury funding” and under “Other liabilities”, in addition to “Financial liabilities measured at fair value” (heading 30);

–	the amount of “Treasury deposits” includes amounts payable in respect of current accounts and untied deposits, repos and other deposits in connection with securities lending operations and derivatives recognized as “Financial liabilities measured at amortized cost – Due to banks” and “Due to customers” (headings 10a and 10b, respectively);

–	The amount of “Other liabilities” includes the headings 40 “Hedging derivatives”, 60 “Tax liabilities” and 110 “Insurance liabilities”, plus sundry creditor items recognized as “Financial liabilities measured at amortized cost”.

Annexed tables | 633

Balance sheet as at 30 June 2024 – Assets

RECLASSIFIED STATEMENTS

(€m)

Asset items	Financial assets held for trading	Treasury financial assets and cash	Banking book securities	Customers Loans	Equity Investments	Tangible and intangible assets	Other assets	Total assets
10. Cash and Cash Equivalents	—	3,361.2	—	—	—	—	—	3,361.2
20. Financial assets measured at fair value through profit or loss	15,409.5	—	140.7	580.4	657.3	—	—	16,787.9
a) financial assets held for trading	15,409.5	—	—	—	—	—	—	15,409.5
b) assets designated at fair value	—	—	140.4	578.8	—	—	—	719.2
c) other financial assets mandatorily measured at fair value	—	—	0.3	1.6	657.3	—	—	659.2
30. Financial assets measured at fair value through other comprehensive income	—	—	6,649.5	—	256.2	—	—	6,905.7
40. Financial assets measured at amortized cost	—	7,741.4	4,550.5	51,867.0	—	—	—	64,158.9
50. Hedging derivatives	—	—	—	—	—	—	705.5	705.5
60. Value adjustment to generic hedging financial assets	—	—	—	—	—	—	—	—
70. Equity Investments	—	—	—	—	3,789.2	—	—	3,789.2
80. Reinsured portion of technical reserve	—	—	—	—	—	—	—	—
a) issued insurance contracts that constitute assets	—	—	—	—	—	—	—	—
b) reinsurance contracts ceded that constitute assets	—	—	—	—	—	—	—	—
90. Tangible assets	—	—	—	—	—	549.6	—	549.6
100. Intangible assets	—	—	—	—	—	1,045.4	—	1,045.4
110. Tax assets	—	—	—	—	—	—	754.8	754.8
120. Non-current assets and asset groups held for sale	—	—	—	—	—	—	—	—
130. Other assets	—	—	—	—	—	—	1,168.1	1,168.1
Total assets	15,409.5	11,102.6	11,340.7	52,447.4	4,702.7	1,595.0	2,628.4	99,226.3

TEMPLATE RECOMMENDED BY BANK OF ITALY CIRCULAR NO. 262/2005 EIGHT UPDATE

634 | Annual Accounts and Report as at 30 June 2024

Balance sheet as at 30 June 2024 – Liabilities

RECLASSIFIED STATEMENTS

(€m)

Liabilities and net equity	Funding	Treasury financial liabilities	Financial liabilities held for Trading	Other liabilities	Provisions	Net Equity	Total liabilities and net equity
10. Financial liabilities measured at amortized cost	59,430.7	10,584.1	—	306.7	—	—	70,321.5
a) due to banks	5,868.4	5,083.7	—	10.0	—	—	10,962.1
b) due to customers	28,307.6	5,500.4	—	296.5	—	—	34,104.5
c) securities in issue	25,254.7	—	—	0.2	—	—	25,254.9
20. Trading financial liabilities	—	—	9,504.7	—	—	—	9,504.7
30. Financial liabilities designated at fair value	4,239.2	—	—	—	—	—	4,239.2
40. Hedging derivatives	—	—	—	1,431.6	—	—	1,431.6
50. Value adjustment to generic hedging financial liabilities	—	—	—	—	—	—	—
60. Tax liabilities	—	—	—	749.6	—	—	749.6
70. Liabilities associated with assets held for sale	—	—	—	—	—	—	—
80. Other liabilities	—	—	—	1,488.6	—	—	1,488.6
90. Provision for statutory end-of-service payments	—	—	—	—	20.4	—	20.4
100. Provisions for risks and charges	—	—	—	—	137.7	—	137.7
110. Insurance reserves	—	—	—	89.8	—	—	89.8
a) issued insurance contracts that constitute liabilities	—	—	—	89.8	—	—	89.8
b) reinsurance contracts ceded that constitute liabilities	—	—	—	—	—	—	—
120. Revaluation reserves	—	—	—	—	—	(68.6)	(68.6)
130. Redeemable shares	—	—	—	—	—	—	—
140. Equity instruments	—	—	—	—	—	—	—
145. Interim dividends	—	—	—	—	—	—	—
150. Reserves	—	—	—	—	—	7,381.0	7,381.0
160. Share premium	—	—	—	—	—	2,195.6	2,195.6
170. Capital	—	—	—	—	—	444.5	444.5
180. Treasury shares (-)	—	—	—	—	—	(68.8)	(68.8)
190. Equity attributable to minority interests (+/-)	—	—	—	—	—	86.1	86.1
200. Profit/(loss) for the period	—	—	—	—	—	1,273.4	1,273.4
Total liabilities and net equity	63,669.9	10,584.1	9,504.7	4,066.3	158.1	11,243.2	99,226.3

TEMPLATE RECOMMENDED BY BANK OF ITALY CIRCULAR NO. 262/2005 EIGHT UPDATE

Annexed tables | 635

Comparison between the restated Profit and Loss Account and the template contained in Bank of Italy Circular No. 262/2005, eighth update

The profit and loss account shown in the Review of Operations reflects the following restatements:

–	“Net interest income” includes the items stated under headings 10 “Interest and similar income”, 20 “Interest and similar expense”, Financial Guarantee Fees, gains/losses on derivatives trading stated under heading 80 “Net trading income (expense)”, and the net gains or losses on hedges of customer loans and funding stated under heading 90 “Net hedging income”. The portion of interest relating to securities lending collateral (loss of €5.3m) was reclassified in “Treasury income”;

–	“Net treasury income” contains the amounts stated under heading 70 “Dividends and similar income”, heading 80 “Net trading income (expense)” (except for amounts recognized as Net interest income), Banking Book result under heading 100 “Net gains (losses) on disposals/repurchases”, the share of securities lending transactions stated under headings 40 “Fee and commission income”, 50 “Fee and commission expense” and respective collaterals (€1.3m), and lastly, the portion stated under heading 110 “Net result from other financial assets and liabilities measured at fair value through profit or loss” related to securities under the fair value option;

–	the heading “Net fee and commission income and other net income (expense)” contains the amounts stated under heading 60 “Net fee and commission income”, the operating income stated under heading 230 “Other operating income (expense)”, the write-backs due to collections on NPLs acquired (referring to a 4-month operating period of Revalea) stated under heading 130 “Net write-offs (write-backs) for credit risk” and the “Net profit (loss) from insurance activities” of headings 160 and 170;

–	the heading “Loan loss provisions” contains the amounts relating to loans stated under headings 130 “Net write-offs (write-backs) for credit risk ” (after write-backs of €6.3m on NPLs), 100 “Net gains (losses) on disposals/ repurchases” (€-5.8m), 110 “Net result from other financial assets and

636 | Annual Accounts and Report as at 30 June 2024

liabilities measured at fair value through profit or loss” (€4.3m) and 140 “Gain (losses) from contractual amendments without derecognition” (€-0.2m), and 200 “Net provisions for risks and charges” relating to commitments and sureties (€0.8m).

–	the heading “Provisions for other financial assets” includes the valuations of securities and provisions recognized under item 110 “Net result from financial assets and liabilities mandatorily measured at fair value through profit or loss” and adjustments and write-backs for credit risk relating to assets measured at fair value through OCI and other financial assets stated under item 130 (€-3.4m);

–	the heading “Operating costs” includes amounts stated under heading 190 “Administrative expenses” (after the item reclassified under Loan loss provisions), net transfers to provisions stated under heading 200 (after the amounts stated under the heading Loan loss provisions of €0.8m, and Other gains and losses), Net adjustments to tangible and intangible assets stated under headings 210 and 220 and Other operating income or charges stated under heading 230 “Other operating income / charges”, after recoveries stated under Net fee and commission income;

–	the item “Other income/losses” includes the non-recurring costs under heading 190 “Administrative expenses”, in particular the contributions to the deposit protection funds (€50.7m), impairment of the RAM trademark (€31.7m) for the financial year, early amortization applied to some software (€6.8m) and non-recurring charges, if any, relating to other items (including the increase in risk provisions, adjustments to assets, net effects relating to the valuation and discounting of liabilities for put & call options, as well as the adjustment of the Messier & Associés trademark to the value recorded in the individual financial statements);

–	the positive effect of the release of SelmaBPM’s deferred tax provision (€2.7m) from item 230 “Other operating expenses/income” also flowed into the item “Income taxes”;

–	the item “minority interests” also includes the Interest B portion attributable to Arma’s minority partners under heading 230 “Other operating expenses/ income”.

Annexed tables | 637

Comparison between the restated Profit and Loss Account and the template contained in Bank of Italy Circular No. 262/2005, eighth update Profit and Loss Account as at 30 June 2024

RECLASSIFIED STATEMENTS

TEMPLATE RECOMMENDED BY BANK OF ITALY CIRCULAR NO. 262/2005, EIGHTH UPDATE

(€m)

Profit and loss account	Net interest income	Net treasury income	Net fee and commission income	Equity- accounted valuations	Operating costs	Loans loss provisions	Provisions for other financial assets	Other income (losses)	Income taxes	Minority interests	Net profit
10. Interest and similar income	3,952.4	20.6	—	—	—	—	—	—	—	—	3,973.0
20. Interest and similar charges	(1,999.6)	(25.9)	—	—	—	—	—	—	—	—	(2,025.5)
30. Interest margin	1,952.8	(5.3)	—	—	—	—	—	—	—	—	1,947.5
40. Commission income	2.1	7.0	983.4	—	—	—	—	—	—	—	992.5
50. Commission expenses	(5.5)	(0.4)	(175.6)	—	—	—	—	—	—	—	(181.5)
60. Net fee income	(3.4)	6.6	807.8	—	—	—	—	—	—	—	811.0
70. Dividends and similar income	—	138.0	—	—	—	—	—	—	—	—	138.0
80. Net trading income (expense)	33.3	6.4	—	—	—	—	—	—	—	—	39.7
90. Net hedging income (expense)	2.1	—	—	—	—	—	—	—	—	—	2.1
100. Gains (losses) on disposal or repurchase	—	13.9	—	—	—	(5.8)	—	—	—	—	8.1
110. Net income (expense) from other financial assets and liabilities measured at fair value through profit or loss	—	12.6	—	—	—	4.3	17.3	—	—	—	34.2
120. Total revenues	1,984.8	172.2	807.8	—	—	(1.5)	17.3	—	—	—	2,980.6
130. Net value adjustments (write-backs) for credit risk	—	—	6.3	—	—	(251.2)	(3.4)	—	—	—	(248.3)
140. Gains (losses) from contractual modifications without derecognition	—	—	—	—	—	(0.2)		—	—	—	(0.2)
150. Net income (expense) from financial operations	1,984.8	172.2	814.1	—	—	(252.9)	13.9	—	—	—	2,732.1
160. Income (expenses) from insurance services	—	—	21.4	—	—	—	—	—	—	—	21.4
170. Other income / charges from insurance activities	—	—	—	—	—	—	—	—	—	—	—
180. Net profit from financial and insurance activities	1,984.8	172.2	835.5	—	—	(252.9)	13.9	—	—	—	2,753.5
190. Administrative expenses	—	—	—	—	(1,532.9)	—	—	(60.1)	—	—	(1,593.0)
200. Net transfers to provisions for risks and charges	—	—	—	—	(8.6)	0.8	—	4.8	—	—	(3.0)
210. Net value adjustments to/write-backs of tangible assets	—	—	—	—	(71.1)	—	—	—	—	—	(71.1)
220. Net adjustments to/write-backs of intangible assets	—	—	—	—	(38.6)	—	—	(41.9)	—	—	(80.5)
230. Other operating expense / income	—	—	103.9	—	109.0	—	—	8.5	(2.7)	(23.0)	195.7
240. Operating costs	—	—	103.9	—	(1,542.2)	0.8	—	(88.7)	(2.7)	(23.0)	(1,551.9)
250. Gains (losses) on equity investments	—	—	—	510.4	—	—	—	—	—	—	510.4
260. Net income (expense) from fair value measurement of tangible and intangible assets	—	—	—	—	—	—	—	(1.6)	—	—	(1.6)
270. Value adjustments to goodwill	—	—	—	—	—	—	—	—	—	—	—
280. Gains (losses) on disposal of investments	—	—	—	—	—	—	—	0.1	—	—	0.1
290. Profit/(Loss) on ordinary operations before tax	1,984.8	172.2	939.4	510.4	(1,542.2)	(252.1)	13.9	(90.2)	(2.7)	(23.0)	1,710.5
300. Income tax for the year on ordinary activities	—	—	—	—	—	—	—	—	(434.0)	—	(434.0)
310. Profit (loss) on ordinary operations after tax	1,984.8	172.2	939.4	510.4	(1,542.2)	(252.1)	13.9	(90.2)	(436.7)	(23.0)	1,276.5
320. Gains (losses) of ceded operating assets, after tax	—	—	—	—	—	—	—	—	—	—	—
330. Profit (loss) for the period	1,984.8	172.2	939.4	510.4	(1,542.2)	(252.1)	13.9	(90.2)	(436.7)	(23.0)	1,276.5
340. Profit (loss) for the period attributable to minority interests	—	—	—	—	—	—	—	—	—	(3.1)	(3.1)
350. Profit (loss) for the period attributable to the Parent Company	1,984.8	172.2	939.4	510.4	(1,542.2)	(252.1)	13.9	(90.2)	(436.7)	(26.1)	1,273.4

638 | Annual Accounts and Report as at 30 June 2024

Individual financial statement

Balance Sheet as at 30 June 2024 — Assets

RECLASSIFIED STATEMENTS

TEMPLATE RECOMMENDED BY BANK OF ITALY CIRCULAR NO. 262/2005, EIGHTH UPDATE

								(€m)

Asset items	Financial assets held for trading	Treasury assets	Banking book debt securities	Customer loans	Investments Securities	Tangible and intangible assets	Other assets	Total assets
10. Cash and Cash Equivalents	—	2,630.9	—	649.7	—	—	—	3,280.7
Financial assets measured
20. at fair value through profit or loss	15,437.9	—	140.7	578.8	551.2	—	—	16,708.7
a) financial assets held for trading	15,437.9	—	—	—	—	—	—	15,437.9
b) assets designated at fair value	—	—	140.4	578.8	—	—	—	719.2
c) other financial assets mandatorily measured at fair value	—	—	0.3	—	551.2	—	—	551.5
30. Financial assets measured at fair value through other comprehensive income	—	—	6,649.5	—	513.5	—	—	7,163.0
40. Financial assets measured at amortized cost	—	11,318.6	4,441.4	39,053.5	—	—	—	54,813.5
50. Hedging derivatives	—	—	—	—	—	—	561.9	561.9
60. Value adjustment to generic hedging of financial assets	—	—	—	—	—	—	—	—
70. Equity Investments	—	—	—	—	3,771.5	—	—	3,771.5
80. Tangible assets	—	—	—	—	—	141.4	—	141.4
90. Intangible Assets	—	—	—	—	—	29.4	—	29.4
100. Tax assets	—	—	—	—	—	—	353.5	353.5
110. Non-current assets and asset groups held for sale	—	—	—	—	—	—	—	—
120. Other assets	—	—	—	—	—	—	471.8	471.8
Total assets	15,437.9	13,949.5	11,231.6	40,282.0	4,836.2	170.8	1,387.3	87,295.3

Annexed tables | 639

Balance Sheet as at 30 June 2024 — Liabilities

RECLASSIFIED STATEMENTS

TEMPLATE RECOMMENDED BY BANK OF ITALY CIRCULAR NO. 262/2005, EIGHTH UPDATE

							(€m)

Liabilities and net equity	Funding	Treasury liabilities	Liabilities held for trading	Other liabilities	Provisions	Net Equity	Total liabilities and net equity
10. Financial liabilities measured at amortized cost	54,127.3	11,588.1	—	22.8	—	—	65,738.2
a) due to banks	25,656.9	6,148.7	—	—	—	—	31,805.6
b) due to customers	7,908.2	5,439.4	—	22.6	—	—	13,370.2
c) securities in issue	20,562.2	—	—	0.2	—	—	20,562.4
20. Trading financial liabilities	—	—	9,666.7	—	—	—	9,666.7
30. Financial liabilities designated at fair value	4,164.9	—	—	—	—	—	4,164.9
40. Hedging derivatives	—	—	—	1,458.7	—	—	1,458.7
50. Value adjustment to generic hedging of financial liabilities	—	—	—	—	—	—	—
60. Tax liabilities	—	—	—	488.3	—	—	488.3
70. Liabilities associated with assets held for sale	—	—	—	—	—	—	—
80. Other liabilities	—	—	—	667.3	—	—	667.3
90. Provision for statutory end-of-service payments	—	—	—	—	4.8	—	4.8
100. Provisions for risks and charges	—	—	—	—	74.6	—	74.6
110. Revaluation reserves	—	—	—	—	—	89.0	89.0
120. Redeemable shares	—	—	—	—	—	—	—
130. Equity instruments	—	—	—	—	—	—	—
140. Reserves	—	—	—	—	—	1,127.5	1,127.5
150. Share premium	—	—	—	—	—	2,195.6	2,195.6
160. Capital	—	—	—	—	—	444.5	444.5
170. Treasury shares (-)	—	—	—	—	—	(68.8)	(68.8)
180. Profit/(loss) for the period	—	—	—	—	—	1,244.0	1,244.0
Total liabilities and net equity	58,292.2	11,588.1	9,666.7	2,637.1	79.4	5,031.8	87,295.3

640 | Annual Accounts and Report as at 30 June 2024

Comparison between the restated Profit and Loss Account and the template contained in Bank of Italy Circular No. 262/2005, eighth update

Profit and Loss Account as at 30 June 2024

RECLASSIFIED STATEMENTS

TEMPLATE RECOMMENDED BY BANK OF ITALY CIRCULAR NO. 262/2005, EIGHTH UPDATE

Profit and loss account	Net interest income	Net treasury income	Net fee and commission income	Dividends on investments	Operating costs	Loans loss provisions	Provisions for other financial assets	Impairment Charges in respect of equity investments	other income (losses)	Income taxes	Profit (loss) for the period
10. Interest and similar income	2,766.1	20.6	—	—	—	—	—	—	—	—	2,786.7
20. Interest and similar charges	(2,398.9)	(25.9)	—	—	—	—	—	—	—	—	(2,424.7)
30. Interest margin	367.2	(5.3)	—	—	—	—	—	—	—	—	361.9
40. Commission income	6.7	6.9	397.4	—	—	—	—	—	—	—	411.0
50. Commission expenses	(7.9)	(3.5)	(55.1)	—	—	—	—	—	—	—	(66.5)
60. Net fee income	(1.2)	3.4	342.3	—	—	—	—	—	—	—	344.6
70. Dividends and similar income	—	150.7	—	1,041.2	—	—	—	—	—	—	1,191.9
80. Net trading income (expense)	35.1	(6.4)	—	—	—	—	—	—	—	—	28.7
90. Net hedging income (expense)	0.7	—	—	—	—	—	—	—	—	—	0.7
100. Gains (losses) on disposal or repurchase	—	12.5	—	—	—	—	—	—	—	—	12.5
110. Net income (expense) from other financial assets and liabilities measured at fair value through profit or loss	—	13.4	—	—	—	—	15.5	—	—	—	28.9
120. Total revenues	401.7	168.4	342.3	1,041.2	—	—	15.5	—	—	—	1,969.1
130. Net value adjustments (write-backs) for credit risk	—	—	—	—	—	(1.9)	(3.2)	—	—	—	(5.0)
140. Gains (losses) from contractual modifications without derecognition	—	—	—	—	—	—	—	—	—	—	—
150. Net income (expense) from financial operations	401.7	168.4	342.3	1,041.2	—	(1.9)	12.3	—	—	—	1,964.1
160. Administrative expenses	—	—	—	—	(559.4)	—	—	—	(10.7)	—	(570.1)
170. Net transfers to provisions for risks and charges	—	—	—	—	—	6.9	—	—	7.8	—	14.7
180. Net value adjustments to/write-backs of tangible assets	—	—	—	—	(9.7)	—	—	—	—	—	(9.7)
190. Net adjustments to/write-backs of intangible assets	—	—	—	—	(0.7)	—	—	—	—	—	(0.7)
200. Other operating expense / income	—	—	21.7	—	24.2	—	—	—	3.1	—	49.0
210. Operating costs	—	—	21.7	—	(545.6)	6.9	—	—	0.2	—	(516.9)
220. Gains (losses) on equity investments	—	—	—	—	—	—	—	(35.2)	—	—	(35.2)
230. Net income (expense) from fair value measurement of tangible and intangible assets	—	—	—	—	—	—	—	—	—	—	—
240. Value adjustments to goodwill	—	—	—	—	—	—	—	—	—	—	—
250. Gains (losses) on disposal of investments	—	—	—	—	—	—	—	—	—	—	—
260. Profit/(Loss) on ordinary operations before tax	401.7	168.4	364.0	1,041.2	(545.6)	5.0	12.3	(35.2)	0.2	—	1,412.0
270. Income tax for the year on ordinary activities	—	—	—	—	—	—	—	—	—	(168.0)	(168.0)
280. Profit (loss) on ordinary operations after tax	401.7	168.4	364.0	1,041.2	(545.6)	5.0	12.3	(35.2)	0.2	(168.0)	1,244.0
290. Gains (losses) of ceded operating assets, after tax	—	—	—	—	—	—	—	—	—	—	—
300. Profit (loss) for the period	401.7	168.4	364.0	1,041.2	(545.6)	5.0	12.3	(35.2)	0.2	(168.0)	1,244.0

Annexed tables | 641

Table A

Details, as required by Article 10, Italian Law No. 72 of 19 March 1983, of assets still owned by the Bank for which the following revaluations were made

			(Figures in €)

	Original	Decrease due to	Current
Revalued assets	revaluation	disposal or writedown	revaluation
– property in Piazzetta Enrico Cuccia 1
(formerly Via Filodrammatici 6-8-10)
revaluation effected under Law no. 576 of 2 december 1975	2,609,651.24	—	2,609,651.24
revaluation effected under Law no. 72 of 19 march 1983	11,620,280.23	—	11,620,280.23
revaluation effected under Law no. 413 of 30 december 1991	4,174,707.04	—	4,174,707.04
			18,404,638.51
– property in Piazza Paolo Ferrari 6
revaluation effected under Law no. 72 of 19 march 1983	815,743.67	—	815,743.67
			815,743.67

642 | Annual Accounts and Report as at 30 June 2024

Balance sheet and profit and loss account of investments in Group undertakings (including indirect investments)

Banks (IAS/IFRS)	Table B

BALANCE SHEET

		CMB MONACO	MEDIOBANCA	COMPASS
		S.A.M. (*)	PREMIER	BANCA
		(€/000)	(€/000)	(€/000)
ASSETS
10.	Cash and cash equivalents	1,498,008	384,606	248,441
20.	Financial assets measured at fair value through profit or loss	127,199	9,175	—
	a) financial assets held for trading	122,806	—	—
	b) financial assets designated at fair value	—	—	—
	c) other financial assets mandatorily measured at fair value	4,393	9,175	—
30.	Financial assets measured at fair value through other comprehensive income	—	—	724
40.	Financial assets measured at amortized cost	6,453,676	29,748,766	15,611,964
	a) due from banks	2,934,112	16,560,354	678
	b) due from customers	3,519,564	13,188,412	15,611,286
50.	Hedging derivatives	641	—	237,692
60.	Value adjustment to generic hedging financial assets (+/-)	—	—	—
70.	Equity investments	45,803	69	74,706
80.	Tangible assets	40,807	159,629	69,071
90.	Intangible assets	22,422	7,025	362,326
	of which:
	goodwill	—	—	360,477
100.	Tax assets	—	46,284	335,162
	a) current	—	9,244	44,698
	b) prepaid	—	37,040	290,464
110.	Non-current assets and asset groups held for sale	—	—	—
120.	Other assets	47,227	306,089	285,550
TOTAL ASSETS		8,235,783	30,661,643	17,225,636

(*)	Table compiled in accordante with the regulation provided under the Article 15 of CONSOB Market Regulation and Article 2, 6, 2 Italian stock exchange regulation (pro-forma, as at 30 June 2024, drawn up for the Group financial statements purpose).

Annexed tables | 643

Banks (IAS/IFRS)	Table B

BALANCE SHEET

		CMB MONACO	MEDIOBANCA	COMPASS
		S.A.M. (*)	PREMIER	BANCA
		(€/000)	(€/000)	(€/000)
LIABILITIES
10.	Financial liabilities measured at amortized cost	7,063,772	29,340,236	13,756,867
	a) due to banks	1,938,877	12,330,412	12,189,515
	b) due to customers	5,124,895	17,009,824	1,467,237
	c) securities in issue	—	—	100,115
20.	Trading financial liabilities	122,592	—	—
30.	Financial liabilities designated at fair value	—	—	—
40.	Hedging derivatives	5,151	—	12,239
50.	Value adjustment to generic hedging financial liabilities (+/-)	—	—	—
60.	Tax liabilities	447	11,593	107,750
	a) current	—	11,593	36,615
	b) deferred	447	—	71,135
70.	Liabilities associated with assets held for sale	—	—	—
80.	Other liabilities	273,408	327,324	248,201
90.	Provision for statutory end-of-service payments	—	1,966	7,100
100.	Provisions for risks and charges	2,997	31,428	28,541
	a) commitments and financial guarantees	376	542	8,610
	b) post-employment and similar benefits	—	—	—
	c) other provisions for risks and charges	2,621	30,886	19,931
110.	Revaluation reserves	—	(295)	128,876
120.	Redeemable shares	—	—	—
130.	Equity instruments	—	160,000	—
140.	Reserves	586,709	(8,733)	1,875,396
150.	Share premium	4,573	233,750	—
160.	Capital	111,110	506,250	587,500
170.	Treasury shares (-)	—	—	—
180.	Profit (loss) for the year (+/-)	65,024	58,124	473,166
TOTAL LIABILITIES AND NET EQUITY		8,235,783	30,661,643	17,225,636

(*)	Table compiled in accordante with the regulation provided under the Article 15 of CONSOB Market Regulation and Article 2, 6, 2 Italian stock exchange regulation (pro-forma, as at 30 June 2024, drawn up for the Group financial statements purpose).

644 | Annual Accounts and Report as at 30 June 2024

Banks (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

		CMB MONACO	MEDIOBANCA	COMPASS
		S.A.M. (*)	PREMIER	BANCA
		(€/000)	(€/000)	(€/000)
10.	Interest and similar income	347,534	939,775	1,635,090
	of which: interest income calculated according to the effective interest method	29,522	939,402	1,356,953
20.	Interest and similar charges	(232,449)	(665,980)	(600,931)
30.	Net interest income	115,085	273,795	1,034,159
40.	Commission income	67,490	261,882	58,288
50.	Commission expenses	(6,595)	(84,641)	(21,221)
60.	Net fee and commission	60,895	177,241	37,067
70.	Dividends and similar income	24	1	15,186
80.	Net trading income (expense)	7,387	1,723	—
90.	Net hedging income (expense)	—	—	8
100.	Gains (losses) on disposal/repurchase of:	—	(8)	(5,149)
	a) financial assets measured at amortized cost	—	(8)	(5,149)
	b) financial assets measured at fair value through other comprehensive income	—	—	—
	c) financial liabilities	—	—	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	426	1,261	—
	a) financial assets and liabilities designated at fair value	—	—	—
	b) other financial assets mandatorily measured at fair value	426	1,261	—
120.	Total revenues	183,817	454,013	1,081,271
130.	Value adjustments (write-backs) for credit risk relating to:	(1,895)	(6,114)	(243,075)
	a) financial assets measured at amortized cost	(1,895)	(6,114)	(243,075)
	b) financial assets measured at fair value through other comprehensive income	—	—	—
140.	Gains (losses) from contractual modifications without derecognition	—	(263)	—
150.	Net income from financial operations	181,922	447,636	838,196
160.	Administrative expenses:	(83,748)	(379,491)	(373,968)
	a) personnel costs	(54,677)	(157,321)	(118,295)
	b) other administrative expenses	(29,071)	(222,170)	(255,673)
170.	Net transfers to provisions for risks and charges	(753)	(8,184)	(332)
	a) commitments and guarantees issued	100	12	327
	b) other net provisions	(853)	(8,196)	(659)
180.	Net value adjustments to /write-backs of tangible assets	(7,620)	(29,579)	(14,122)
190.	Net value adjustments to /write-backs of intangible assets	(9,188)	(3,537)	(1,151)
200.	Other operating expense / income	1,817	59,959	114,824
210.	Operating costs	(99,492)	(360,832)	(274,749)
220.	Gains (losses) on equity investments	—	—	91,001
230.	Net income from fair value measurement of tangible and intangible assets	—	—	—
240.	Goodwill write-offs	—	—	—
250.	Gains (losses) on disposal of investments	(2)	—	—
260.	Profit (loss) on ordinary operations before tax	82,428	86,804	654,448
270.	Income tax for the year on ordinary operations	(17,404)	(28,680)	(181,282)
280.	Profit (loss) on ordinary operations after tax	65,024	58,124	473,166
290.	Gains (losses) of ceded operating assets, after tax	—	—	—
300.	Profit (loss) for the year	65,024	58,124	473,166

(*)	Table compiled in accordante with the regulation provided under the Article 15 of CONSOB Market Regulation and Article 2, 6, 2 Italian stock exchange regulation (pro-forma, as at 30 June 2024, drawn up for the Group financial statements purpose).

Annexed tables | 645

Banks (IAS/IFRS)	continued Table B

BALANCE SHEET

		MEDIOBANCA
		INTERNATIONAL
		(LUXEMBOURG)
		(€/000)
ASSETS
10.	Cash and cash equivalents	596,508
20.	Financial assets measured at fair value through profit or loss	235,424
	a) financial assets held for trading	141,158
	b) financial assets designated at fair value	9,532
	c) other financial assets mandatorily measured at fair value	84,734
30.	Financial assets measured at fair value through other comprehensive income	—
40.	Financial assets measured at amortized cost	6,049,971
	a) due from banks	3,030,777
	b) due from customers	3,019,194
50.	Hedging derivatives	3,389
60.	Value adjustment to generic hedging financial assets (+/-)	—
70.	Equity investments	4,150
80.	Tangible assets	1,119
90.	Intangible assets	—
	of which:
	goodwill	—
100.	Tax assets	2,601
	a) current	2,601
	b) prepaid	—
110.	Non-current assets and asset groups held for sale	—
120.	Other assets	10,289
TOTAL ASSETS		6,903,451
LIABILITIES
10.	Financial liabilities measured at amortized cost	6,250,831
	a) due to banks	1,919,872
	b) due to customers	62,274
	c) securities in issue	4,268,685
20.	Trading financial liabilities	53,902
30.	Financial liabilities designated at fair value	124,643
40.	Hedging derivatives	2,955
50.	Value adjustment to generic hedging financial liabilities (+/-)	—
60.	Tax liabilities	12,094
	a) current	12,094
	b) deferred	—
70.	Liabilities associated with assets held for sale	—
80.	Other liabilities	8,797
90.	Provision for statutory end-of-service payments	—
100.	Provisions for risks and charges	801
110.	Revaluation reserves	(1,912)
120.	Redeemable shares	—
130.	Equity instruments	100,000
140.	Reserves	321,642
150.	Share premium	—
160.	Capital	10,000
170.	Treasury shares (-)	—
180.	Profit (loss) for the year (+/-)	19,698
TOTAL LIABILITIES AND NET EQUITY		6,903,451

646 | Annual Accounts and Report as at 30 June 2024

Banks (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

		MEDIOBANCA
		INTERNATIONAL
		(LUXEMBOURG)
		(€/000)
10.	Interest and similar income	319,633
	of which: interest income calculated according to the effective interest method	—
20.	Interest and similar charges	(287,741)
30.	Net interest income	31,892
40.	Commission income	18,613
50.	Commission expenses	(18,228)
60.	Net fee and commission	385
70.	Dividends and similar income	—
80.	Net trading income (expense)	(3,025)
90.	Net hedging income (expense)	158
100.	Gains (losses) on disposal/repurchase of:	555
	a) financial assets measured at amortized cost	316
	b) financial assets measured at fair value through other comprehensive income	—
	c) financial liabilities	239
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	3,985
	a) financial assets and liabilities designated at fair value	3,985
	b) other financial assets mandatorily measured at fair value	—
120.	Total revenues	33,950
130.	Net value adjustments (write-backs) for credit risk relating to:	(115)
	a) financial assets measured at amortized cost	(115)
	b) financial assets measured at fair value through other comprehensive income	—
140.	Gains (losses) from contractual modifications without derecognition	—
150.	Net income from financial operations	33,835
160.	Administrative expenses:	(11,412)
	a) personnel costs	(3,307)
	b) other administrative expenses	(8,105)
170.	Net transfers to provisions for risks and charges	38
180.	Net value adjustments to /write-backs of tangible assets	(215)
190.	Net value adjustments to /write-backs of intangible assets	—
200.	Other operating expense / income	1,480
210.	Operating costs	(10,109)
220.	Gains (losses) on equity investments	—
230.	Net income from fair value measurement of tangible and intangible assets	—
240.	Goodwill write-offs	—
250.	Gains (losses) on disposal of investments	—
260.	Profit (loss) on ordinary operations before tax	23,726
270.	Income tax for the year on ordinary operations	(4,028)
280.	Profit (loss) on ordinary operations after tax	19,698
290.	Gains (losses) of ceded operating assets, after tax
300.	Profit (loss) for the year	19,698

Annexed tables | 647

Financial companies (IAS/IFRS)	continued Table B

BALANCE SHEET

		MBCREDIT SOLUTIONS
		(€/000)
ASSETS
10.	Cash and cash equivalents	33,520
20.	Financial assets measured at fair value through profit or loss	—
30.	Financial assets measured at fair value through other comprehensive income	—
40.	Financial assets measured at amortized cost	161
	a) due from banks	—
	b) due from financial companies	—
	c) due from customers	161
50.	Hedging derivatives	—
60.	Value adjustment to generic hedging financial assets (+/-)	—
70.	Equity investments	500
80.	Tangible assets	3,208
90.	Intangible assets	285
100.	Tax assets	3,343
	a) current	1,266
	b) prepaid	2,077
110.	Non-current assets and asset groups held for sale	—
120.	Other assets	10,101
TOTAL ASSETS		51,118
LIABILITIES
10.	Financial liabilities measured at amortized cost	3,156
	a) due to	3,156
20.	Trading financial liabilities	—
30.	Financial liabilities designated at fair value	—
40.	Hedging derivatives	—
50.	Value adjustment to generic hedging financial liabilities (+/-)	—
60.	Tax liabilities	482
	a) current	482
	b) deferred	—
70.	Liabilities associated with assets held for sale	—
80.	Other liabilities	7,336
90.	Provision for statutory end-of-service payments	3,311
100.	Provisions for risks and charges	2,473
	a) commitments and financial guarantees	605
	b) post-employment and similar benefits	—
	c) other provisions for risks and charges	1,868
110.	Capital	32,500
120.	Treasury shares (-)	—
130.	Equity instruments	—
140.	Share premium	—
150.	Reserves	(290)
160.	Revaluation reserves	555
180.	Profit (loss) for the year (+/-)	1,595
TOTAL LIABILITIES AND NET EQUITY		51,118

648 | Annual Accounts and Report as at 30 June 2024

Financial companies (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

		MBCREDIT SOLUTIONS
		(€/000)
10.	Interest and similar income	1,310
	of which: interest income calculated according to the effective interest method	—
20.	Interest and similar charges	(111)
30.	Net interest income	1,199
40.	Commission income	35,394
50.	Commission expenses	(8,657)
60.	Net fee and commission	26,737
70.	Dividends and similar income	—
80.	Net trading income (expense)	—
90.	Net hedging income (expense)	—
100.	Gains (losses) on disposal/repurchase of:	226
	a) financial assets measured at amortized cost	226
	b) financial assets measured at fair value through other comprehensive income	—
	c) financial liabilities	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—
120.	Total revenues	28,162
130.	Net value adjustments (write-backs) for credit risk relating to:	(624)
	a) financial assets measured at amortized cost	(624)
140.	Gains (losses) from contractual modifications without derecognition	—
150.	Net income from financial operations	27,538
160.	Administrative expenses:	(24,539)
	a) personnel costs	(13,023)
	b) other administrative expenses	(11,516)
170.	Net transfers to provisions for risks and charges	(19)
	a) commitments and guarantees issued	(20)
	b) other net provisions	1
180.	Net value adjustments to /write-backs of tangible assets	(670)
190.	Net value adjustments to /write-backs of intangible assets	(394)
200.	Other operating income (expense)	721
210.	Operating costs	(24,901)
220.	Gains (losses) on equity investments	—
230.	Net income from fair value measurement of tangible and intangible assets	—
240.	Goodwill write-offs	—
250.	Gains (losses) on disposal of investments	—
260.	Profit (loss) on ordinary activity before tax	2,637
270.	Income tax for the year on ordinary operations	(1,042)
280.	Profit (loss) on ordinary activities after tax	1,595
290.	Gains (losses) of ceded operating assets, after tax	—
300.	Profit (loss) for the year	1,595

Annexed tables | 649

Financial companies (IAS/IFRS)	continued Table B

BALANCE SHEET

		SELMABIPIEMME
		LEASING
		(€/000)
ASSETS
10.	Cash and cash equivalents	19,054
20.	Financial assets measured at fair value through profit or loss	—
30.	Financial assets measured at fair value through other comprehensive income	—
40.	Financial assets measured at amortized cost	1,238,076
	a) due from banks	157
	b) due from financial companies	21,857
	c) due from customers	1,216,062
50.	Hedging derivatives	—
60.	Value adjustment to generic hedging financial assets (+/-)	—
70.	Equity investments	—
80.	Tangible assets	41,781
90.	Intangible assets	—
100.	Tax assets	19,918
	a) current	982
	b) prepaid	18,936
110.	Non-current assets and asset groups held for sale	—
120.	Other assets	31,906
TOTAL ASSETS		1,350,735
LIABILITIES
10.	Financial liabilities measured at amortized cost	1,135,954
	a) due to	1,135,954
20.	Trading financial liabilities	—
30.	Financial liabilities designated at fair value	—
40.	Hedging derivatives	304
50.	Value adjustment to generic hedging financial liabilities (+/-)	—
60.	Tax liabilities	1,850
	a) current	1,085
	b) deferred	765
70.	Liabilities associated with assets held for sale	—
80.	Other liabilities	21,884
90.	Provision for statutory end-of-service payments	905
100.	Provisions for risks and charges	7,399
	a) commitments and financial guarantees	106
	b) post-employment and similar benefits	—
	c) other provisions for risks and charges	7,293
110.	Capital	41,305
120.	Treasury shares (-)	—
130.	Equity instruments	—
140.	Share premium	4,620
150.	Reserves	129,784
160.	Revaluation reserves	(127)
180.	Profit (loss) for the year (+/-)	6,857
TOTAL LIABILITIES AND NET EQUITY		1,350,735

650 | Annual Accounts and Report as at 30 June 2024

Financial companies (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

		SELMABIPIEMME
		LEASING
		(€/000)
10.	Interest and similar income	83,621
	of which: interest income calculated according to the effective interest method	83,621
20.	Interest and similar charges	(55,723)
30.	Net interest income	27,898
40.	Commission income	2,375
50.	Commission expenses	(337)
60.	Net fee and commission	2,038
70.	Dividends and similar income	—
80.	Net trading income (expense)	—
90.	Net hedging income (expense)	(1)
100.	Gains (losses) on disposal/repurchase of:	—
	a) financial assets measured at amortized cost	—
	b) financial assets measured at fair value through other comprehensive income	—
	c) financial liabilities	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—
	a) financial assets and liabilities designated at fair value	—
	b) other financial assets mandatorily measured at fair value	—
120.	Total revenues	29,935
130.	Net value adjustments (write-backs) for credit risk relating to:	(2,789)
	a) financial assets measured at amortized cost	(2,789)
	b) financial assets measured at fair value through other comprehensive income	—
140.	Gains (losses) from contractual modifications without derecognition	104
150.	Net income from financial operations	27,250
160.	Administrative expenses:	(18,302)
	a) personnel costs	(10,690)
	b) other administrative expenses	(7,612)
170.	Net transfers to provisions for risks and charges	(1,400)
	a) commitments and guarantees issued	3
	b) other net provisions	(1,403)
180.	Net value adjustments to /write-backs of tangible assets	(1,968)
190.	Net value adjustments to /write-backs of intangible assets	—
200.	Other operating income (expense)	2,798
210.	Operating costs	(18,872)
220.	Gains (losses) on equity investments	—
230.	Net income from fair value measurement of tangible and intangible assets	(1,610)
240.	Goodwill write-offs	—
250.	Gains (losses) on disposal of investments	—
260.	Profit (loss) on ordinary activity before tax	6,768
270.	Income tax for the year on ordinary operations	89
280.	Profit (loss) on ordinary activities after tax	6,857
290.	Gains (losses) of ceded operating assets, after tax	—
300.	Profit (loss) for the year	6,857

Annexed tables | 651

Financial companies (IAS/IFRS)	continued Table B

BALANCE SHEET

		MEDIOBANCA		POLUS CAPITAL
		INTERNATIONAL	MB FUNDING	MANAGEMENT
		IMMOBILIERE	LUX	GROUP (*)
		(€/000)	(€/000)	(€/000)
ASSETS
10.	Cash and cash equivalents	503	966	27,293
20.	Financial assets measured at fair value through profit or loss	—	—	7,975
	a) financial assets held for trading	—	—	23
	b) financial assets designated at fair value	—	—	—
	c) other financial assets mandatorily measured at fair value	—	—	7,952
30.	Financial assets measured at fair value through other comprehensive income	—	—	—
40.	Financial assets measured at amortized cost	—	1,100,000	—
	a) due from banks	—	1,100,000	—
	b) due from financial companies	—	—	—
	c) due from customers	—	—	—
50.	Hedging derivatives	—	—	—
60.	Value adjustment to generic hedging financial assets (+/-)	—	—	—
70.	Equity investments	—	—	—
80.	Tangible assets	1,604	—	209
90.	Intangible assets	—	—	76,680
	of which:
	goodwill	—	—	—
100.	Tax assets	4	—	—
	a) current	4	—	—
	b) prepaid	—	—	—
110.	Non-current assets and asset groups held for sale	—	—	—
120.	Other assets	18	1,176	14,391
TOTAL ASSETS		2,129	1,102,142	126,548
LIABILITIES
10.	Financial liabilities measured at amortized cost	—	1,100,889	—
	a) due to	—	—	—
	b) securities in issue	—	1,100,889	—
20.	Trading financial liabilities	—	—	49
30.	Financial liabilities designated at fair value	—	—	—
40.	Hedging derivatives	—	—	—
50.	Value adjustment to generic hedging financial liabilities (+/-)	—	—	—
60.	Tax liabilities	23	—	16,429
	a) current	23	—	16,429
	b) deferred	—	—	—
70.	Liabilities associated with assets held for sale	—	—	—
80.	Other liabilities	—	244	7,220
90.	Provision for statutory end-of-service payments	—	—	—
100.	Provisions for risks and charges	—	—	—
	a) commitments and financial guarantees	—	—	—
	b) post-employment and similar benefits	—	—	—
	c) other provisions for risks and charges	—	—	—
110.	Capital	40	831	—
120.	Treasury shares (-)	—	—	—
130.	Equity instruments	—	—	3,500
140.	Share premium	—	—	79,344
150.	Reserves	2,021	154	12,039
160.	Revaluation reserves	—	—	—
180.	Profit (loss) for the year (+/-)	45	24	7,967
TOTAL LIABILITIES AND NET EQUITY		2,129	1,102,142	126,548

(*) Pro-forma scheme as at 30 June 2024, used for the Consolidated Financial Statements preparation.

652 | Annual Accounts and Report as at 30 June 2024

Financial companies (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

		MEDIOBANCA		POLUS CAPITAL
		INTERNATIONAL	MB FUNDING	MANAGEMENT
		IMMOBILIERE	LUX	GROUP (*)
		(€/000)	(€/000)	(€/000)
10.	Interest and similar income	—	29,737	565
	of which: interest income calculated according to the effective interest method	—	—	—
20.	Interest and similar charges	—	(29,737)	—
30.	Net interest income	—	—	565
40.	Commission income	—		47,135
50.	Commission expenses	—		—
60.	Net fee and commission	—	—	47,135
70.	Dividends and similar income	—	—	238
80.	Net trading income (expense)	—	—	(148)
90.	Net hedging income (expense)	—	—	—
100.	Gains (losses) on disposal/repurchase of:	—	—	—
	a) financial assets measured at amortized cost	—	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—	—
	c) financial liabilities	—	—	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—	—	111
	a) financial assets and liabilities designated at fair value	—	—	—
	b) other financial assets mandatorily measured at fair value	—	—	111
120.	Total revenues	—	—	47,901
130.	Net value adjustments (write-backs) for credit risk relating to:	—	—	—
	a) financial assets measured at amortized cost	—	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—	—
140.	Gains (losses) from contractual modifications without derecognition	—	—	—
150.	Net income from financial operations	—	—	47,901
160.	Administrative expenses:	(54)	(479)	(35,764)
	a) personnel costs	—	—	(26,397)
	b) other administrative expenses	(54)	(479)	(9,367)
170.	Net transfers to provisions for risks and charges	—	—	—
	a) commitments and guarantees issued	—	—	—
	b) other net provisions	—	—	—
180.	Net value adjustments to /write-backs of tangible assets	(70)	—	(156)
190.	Net value adjustments to /write-backs of intangible assets	—	—	(856)
200.	Other operating income (expense)	185	515	—
210.	Operating costs	61	36	(36,776)
220.	Gains (losses) on equity investments	—	—	—
230.	Net income from fair value measurement of tangible and intangible assets	—	—	—
240.	Goodwill write-offs	—	—	—
250.	Gains (losses) on disposal of investments	—	—	—
260.	Profit (loss) on ordinary activity before tax	61	36	11,125
270.	Income tax for the year on ordinary operations	(16)	(12)	(3,158)
280.	Profit (loss) on ordinary activities after tax	45	24	7,967
290.	Gains (losses) of ceded operating assets, after tax	—	—	—
300.	Profit (loss) for the year	45	24	7,967

(*) Pro-forma scheme as at 30 June 2024, used for the Consolidated Financial Statements preparation.

Annexed tables | 653

Financial companies (IAS/IFRS)	continued Table B

BALANCE SHEET

			RAM ACTIVE
		CMG MONACO	INVESTMENTS
		S.A.M. (*)	S.A. (*)
		(€/000)	(CHF/000)
ASSETS
10.	Cash and cash equivalents	5,936	5,577
20.	Financial assets measured at fair value through profit or loss	—	3,061
	a) financial assets held for trading	—	3,061
	b) financial assets designated at fair value	—	—
	c) other financial assets mandatorily measured at fair value	—	—
30.	Financial assets measured at fair value through other comprehensive income	—	—
40.	Financial assets measured at amortized cost	—	—
	a) due from banks	—	—
	b) due from financial companies	—	—
	c) due from customers	—	—
50.	Hedging derivatives	—	—
60.	Value adjustment to generic hedging financial assets (+/-)	—	—
70.	Equity investments	—	—
80.	Tangible assets	—	871
90.	Intangible assets	—	29
	of which:
	Goodwill	—	—
100.	Tax assets	—	104
	a) current	—	104
	b) prepaid	—	—
110.	Non-current assets and asset groups held for sale	—	—
120.	Other assets	3,568	6,205
TOTAL ASSETS		9,504	15,847
LIABILITIES
10.	Financial liabilities measured at amortized cost	—	17
	a) due to	—	—
	b) securities in issue	—	17
20.	Trading financial liabilities	—	—
30.	Financial liabilities designated at fair value	—	—
40.	Hedging derivatives	—	—
50.	Value adjustment to generic hedging financial liabilities (+/-)	—	—
60.	Tax liabilities	—	55
	a) current	—	55
	b) deferred	—	—
70.	Liabilities associated with assets held for sale	—	—
80.	Other liabilities	9,001	2,347
90.	Provision for statutory end-of-service payments	—	—
100.	Provisions for risks and charges	—	—
	a) commitments and financial guarantees	—	—
	b) post-employment and similar benefits	—	—
	c) other provisions for risks and charges	—	—
110.	Capital	600	1,000
120.	Treasury shares (-)	—	(4,424)
130.	Equity instruments	—	500
140.	Share premium	—	—
150.	Reserves	(186)	18,866
160.	Revaluation reserves	—	—
180.	Profit (loss) for the year (+/-)	89	(2,514)
TOTAL LIABILITIES AND NET EQUITY		9,504	15,847

(*) Pro-forma scheme as at 30 June 2024, used for the Consolidated Financial Statements preparation.

654 | Annual Accounts and Report as at 30 June 2024

Financial companies (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

			RAM ACTIVE
		CMG MONACO	INVESTMENTS
		S.A.M. (*)	S.A. (*)
		(€/000)	(CHF/000)
10.	Interest and similar income	—	14
	of which: interest income calculated according to the effective interest method	—	—
20.	Interest and similar charges	—	(1)
30.	Net interest income	—	13
40.	Commission income	12,402	12,179
50.	Commission expenses	(7,902)	(2,906)
60.	Net fee and commission	4,500	9,273
70.	Dividends and similar income	—	—
80.	Net trading income (expense)	—	(7)
90.	Net hedging income (expense)	—	—
100.	Gains (losses) on disposal/repurchase of:	—	—
	a) financial assets measured at amortized cost	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—
	c) financial liabilities	—	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—	—
	a) financial assets and liabilities designated at fair value	—	—
	b) other financial assets mandatorily measured at fair value	—	—
120.	Total revenues	4,500	9,279
130.	Net value adjustments (write-backs) for credit risk relating to:	—	—
	a) financial assets measured at amortized cost	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—
140.	Gains (losses) from contractual modifications without derecognition	—	—
150.	Net income from financial operations	4,500	9,279
160.	Administrative expenses:	(4,617)	(13,936)
	a) personnel costs	(3,097)	(10,092)
	b) other administrative expenses	(1,520)	(3,844)
170.	Net transfers to provisions for risks and charges	—	—
	a) commitments and guarantees issued	—	—
	b) other net provisions	—	—
180.	Net value adjustments to /write-backs of tangible assets	—	(280)
190.	Net value adjustments to /write-backs of intangible assets	—	(42)
200.	Other operating income (expense)	211	382
210.	Operating costs	(4,406)	(13,876)
220.	Gains (losses) on equity investments	—	—
230.	Net income from fair value measurement of tangible and intangible assets	—	—
240.	Goodwill write-offs	—	—
250.	Gains (losses) on disposal of investments	—	2,207
260.	Profit (loss) on ordinary activity before tax	94	(2,390)
270.	Income tax for the year on ordinary operations	(5)	(124)
280.	Profit (loss) on ordinary activities after tax	89	(2,514)
290.	Gains (losses) of ceded operating assets, after tax	—	—
300.	Profit (loss) for the year	89	(2,514)

(*) Pro-forma scheme as at 30 June 2024, used for the Consolidated Financial Statements preparation.

Annexed tables | 655

Financial companies (IAS/IFRS)	continued Table B

BALANCE SHEET

		Messier et	Messier et
		Associés S.C.A.	Associés L.L.C.
		(*)	(*)
		(€/000)	(USD/000)
ASSETS
10.	Cash and cash equivalents	4,648	83
20.	Financial assets measured at fair value through profit or loss	—	—
	a) financial assets held for trading	—	—
	b) financial assets designated at fair value	—	—
	c) other financial assets mandatorily measured at fair value	—	—
30.	Financial assets measured at fair value through other comprehensive income	—	—
40.	Financial assets measured at amortized cost	—	—
	a) due from banks	—	—
	b) due from financial companies	—	—
	c) due from customers	—	—
50.	Hedging derivatives	—	—
60.	Value adjustment to generic hedging financial assets (+/-)	—	—
70.	Equity investments	801	—
80.	Tangible assets	6,525	—
90.	Intangible assets	17,000	—
	of which:
	goodwill	—	—
100.	Tax assets	909	—
	a) current	909	—
	b) prepaid	—	—
110.	Non-current assets and asset groups held for sale	—	—
120.	Other assets	49,893	429
TOTAL ASSETS		79,776	512
LIABILITIES
10.	Financial liabilities measured at amortized cost	24,242	—
	a) due to	24,242	—
	b) securities in issue	—	—
20.	Trading financial liabilities	—	—
30.	Financial liabilities designated at fair value	—	—
40.	Hedging derivatives	—	—
50.	Value adjustment to generic hedging financial liabilities (+/-)	—	—
60.	Tax liabilities	5,590	—
	a) current	5,590	—
	b) deferred	—	—
70.	Liabilities associated with assets held for sale	—	—
80.	Other liabilities	31,646	—
90.	Provision for statutory end-of-service payments	—	—
100.	Provisions for risks and charges	—	—
	a) commitments and financial guarantees	—	—
	b) post-employment and similar benefits	—	—
	c) other provisions for risks and charges	—	—
110.	Capital	50	—
120.	Treasury shares (-)	—	—
130.	Equity instruments	—	—
140.	Share premium	17,732	—
150.	Reserves	(1,677)	348
160.	Revaluation reserves	—	—
180.	Profit (loss) for the year (+/-)	2,193	164
TOTAL LIABILITIES AND NET EQUITY		79,776	512

(*) Pro-forma scheme as at 30 June 2024, used for the Consolidated Financial Statements preparation.

656 | Annual Accounts and Report as at 30 June 2024

Financial companies (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

		Messier et associés	Messier et associés
		S.C.A. (*)	L.L.C. (*)
		(€/000)	(USD/000)
10.	Interest and similar income	—	—
	of which: interest income calculated according to the effective interest method	—	—
20.	Interest and similar charges	(921)	—
30.	Net interest income	(921)	—
40.	Commission income	41,930	—
50.	Commission expenses	—	—
60.	Net fee and commission	41,930	—
70.	Dividends and similar income	—	—
80.	Net trading income (expense)	224	—
90.	Net hedging income (expense)	—	—
100.	Gains (losses) on disposal/repurchase of:	—	—
	a) financial assets measured at amortized cost	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—
	c) financial liabilities	—	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—	—
	a) financial assets and liabilities designated at fair value	—	—
	b) other financial assets mandatorily measured at fair value	—	—
120.	Total revenues	41,233	—
130.	Net value adjustments (write-backs) for credit risk relating to:	—	—
	a) financial assets measured at amortized cost	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—
140.	Gains (losses) from contractual modifications without derecognition	—	—
150.	Net income from financial operations	41,233	—
160.	Administrative expenses:	(33,296)	(2,716)
	a) personnel costs	(26,858)	(1,449)
	b) other administrative expenses	(6,438)	(1,267)
170.	Net transfers to provisions for risks and charges	—	—
	a) commitments and guarantees issued	—	—
	b) other net provisions	—	—
180.	Net value adjustments to /write-backs of tangible assets	(1,107)	—
190.	Net value adjustments to /write-backs of intangible assets	—	—
200.	Other operating income (expense)	(3,905)	2,880
210.	Operating costs	(38,308)	164
220.	Gains (losses) on equity investments	—	—
230.	Net income from fair value measurement of tangible and intangible assets	—	—
240.	Goodwill write-offs	—	—
250.	Gains (losses) on disposal of investments	—	—
260.	Profit (loss) on ordinary activity before tax	2,925	164
270.	Income tax for the year on ordinary operations	(732)	—
280.	Profit (loss) on ordinary activities after tax	2,193	164
290.	Gains (losses) of ceded operating assets, after tax	—	—
300.	Profit (loss) for the year	2,193	164

(*) Pro-forma scheme as at 30 June 2024, used for the Consolidated Financial Statements preparation.

Annexed tables | 657

Financial companies (IAS/IFRS)	continued Table B

BALANCE SHEET

		Arma Partners	Arma Partners	Arma Partners
		LLP (*)	Ltd. (*)	Gmbh (*)
		(£/000)	(£/000)	(£/000)
ASSETS
10.	Cash and cash equivalents	52,629	659	64
20.	Financial assets measured at fair value through profit or loss	—	—	—
	a) financial assets held for trading	—	—	—
	b) financial assets designated at fair value	—	—	—
	c) other financial assets mandatorily measured at fair value	—	—	—
30.	Financial assets measured at fair value through other comprehensive income	—	—	—
40.	Financial assets measured at amortized cost	—	—	—
	a) due from banks	—	—	—
	b) due from financial companies	—	—	—
	c) due from customers	—	—	—
50.	Hedging derivatives	—	—	—
60.	Value adjustment to generic hedging financial assets (+/-)	—	—	—
70.	Equity investments	22	—	—
80.	Tangible assets	626	—	1
90.	Intangible assets	—	—	—
of which:
	goodwill	—	—	—
100.	Tax assets	—	565	42
	a) current	—	—	40
	b) prepaid	—	565	2
110.	Non-current assets and asset groups held for sale	—	—	—
120.	Other assets	16,011	6,370	953
TOTAL ASSETS		69,288	7,594	1,060
LIABILITIES
10.	Financial liabilities measured at amortized cost	—	—	—
	a) due to	—	—	—
	b) securities in issue	—	—	—
20.	Trading financial liabilities	—	—	—
30.	Financial liabilities designated at fair value	—	—	—
40.	Hedging derivatives	—	—	—
50.	Value adjustment to generic hedging financial liabilities (+/-)	—	—	—
60.	Tax liabilities	236	21	46
	a) current	236	21	46
	b) deferred	—	—	—
70.	Liabilities associated with assets held for sale	—	—	—
80.	Other liabilities	10,512	6,915	617
90.	Provision for statutory end-of-service payments	—	—	—
100.	Provisions for risks and charges	—	—	—
	a) commitments and financial guarantees	—	—	—
	b) post-employment and similar benefits	—	—	—
	c) other provisions for risks and charges	—	—	—
110.	Capital	—	—	—
120.	Treasury shares (-)	—	—	—
130.	Equity instruments	—	—	—
140.	Share premium	—	—	—
150.	Reserves	21,804	572	311
160.	Revaluation reserves	—	—	—
180.	Profit (loss) for the year (+/-)	36,736	86	86
TOTAL LIABILITIES AND NET EQUITY		69,288	7,594	1,060

(*) Pro-forma scheme as at 30 June 2024, used for the Consolidated Financial Statements preparation.

658 | Annual Accounts and Report as at 30 June 2024

Financial companies (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

		Arma Partners	Arma Partners	Arma Partners
		LLP (*)	Ltd. (*)	Gmbh (*)
		(£/000)	(£/000)	(£/000)
10.	Interest and similar income	1,474	—	—
	of which: interest income calculated according to the effective interest method	—	—	—
20.	Interest and similar charges	—	—	—
30.	Net interest income	1,474	—	—
40.	Commission income	56,414	—	—
50.	Commission expenses	—	—	—
60.	Net fee and commission	56,414	—	—
70.	Dividends and similar income	—	—	—
80.	Net trading income (expense)	(90)	—	—
90.	Net hedging income (expense)	—	—	—
100.	Gains (losses) on disposal/repurchase of:	—	—	—
	a) financial assets measured at amortized cost	—	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—	—
	c) financial liabilities	—	—	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—	—	—
	a) financial assets and liabilities designated at fair value	—	—	—
	b) other financial assets mandatorily measured at fair value	—	—	—
120.	Total revenues	57,798	—	—
130.	Net value adjustments (write-backs) for credit risk relating to:	—	—	—
	a) financial assets measured at amortized cost	—	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—	—
140.	Gains (losses) from contractual modifications without derecognition	—	—	—
150.	Net income from financial operations	57,798	—	—
160.	Administrative expenses:	(21,760)	(16,885)	(1,555)
	a) personnel costs	(16,618)	(16,778)	(1,289)
	b) other administrative expenses	(5,142)	(107)	(266)
170.	Net transfers to provisions for risks and charges	—	—	—
	a) commitments and guarantees issued	—	—	—
	b) other net provisions	—	—	—
180.	Net value adjustments to /write-backs of tangible assets	(203)	—	—
190.	Net value adjustments to /write-backs of intangible assets	—	—	—
200.	Other operating income (expense)	901	16,951	1,673
210.	Operating costs	(21,062)	66	118
220.	Gains (losses) on equity investments	—	—	—
230.	Net income from fair value measurement of tangible and intangible assets	—	—	—
240.	Goodwill write-offs	—	—	—
250.	Gains (losses) on disposal of investments	—	—	—
260.	Profit (loss) on ordinary activity before tax	36,736	66	118
270.	Income tax for the year on ordinary operations	—	20	(32)
280.	Profit (loss) on ordinary activities after tax	36,736	86	86
290.	Gains (losses) of ceded operating assets, after tax	—	—	—
300.	Profit (loss) for the year	36,736	86	86

(*) Pro-forma scheme as at 30 June 2024, used for the Consolidated Financial Statements preparation.

Annexed tables | 659

Other Financial companies (IAS/IFRS)	continued Table B

BALANCE SHEET

				SPAFID		MEDIOBANCA
				FAMILY	SPAFID	MANAGEMENT
		MBFACTA	SPAFID	OFFICE SIM	TRUST	COMPANY
		(€/000)	(€/000)	(€/000)	(€/000)	(€/000)
ASSETS
10.	Cash and cash equivalents	29,607	14,662	40	775	8,054
20.	Financial assets measured at fair value through profit or loss	—	—	—	—	—
	a) financial assets held for trading	—	—	—	—	—
	b) financial assets designated at fair value	—	—	—	—	—
	c) other financial assets mandatorily measured at fair
	value	—	—	—	—	—
30.	Financial assets measured at fair value through other comprehensive income	—	—	—	—	—
40.	Financial assets measured at amortized cost	2,952,090	7,295	—	566	7,930
	a) due from banks	2,605	3,192	—	—	—
	b) due from financial companies	220,286	6	—	566	7,930
	c) due from customers	2,729,199	4,097	—	—	—
50.	Hedging derivatives	—	—	—	—	—
60.	Value adjustment to generic hedging financial assets (+/-)	—	—	—	—	—
70.	Equity investments	—	1,651	—	—	—
80.	Tangible assets	1,011	1,061	72	—	98
90.	Intangible assets	—	286	87	—	—
	of which:
	goodwill	—	—	—	—	—
100.	Tax assets	4,131	783	271	63	—
	a) current	3,040	—	17	6	—
	b) prepaid	1,091	783	254	57	—
110.	Non-current assets and asset groups held for sale	—	—	—	—	—
120.	Other assets	169,903	22,750	246	12	127
TOTAL ASSETS		3,156,742	48,488	716	1,416	16,209
LIABILITIES
10.	Financial liabilities measured at amortized cost	2,891,132	1,062	74	123	8,111
	a) due to	2,891,132	1,062	74	123	8,111
	b) securities in issue	—	—	—	—	—
20.	Trading financial liabilities	—	—	—	—	—
30.	Financial liabilities designated at fair value	—	—	—	—	—
40.	Hedging derivatives	—	—	—	—	—
50.	Value adjustment to generic hedging financial liabilities (+/-)	—	—	—	—	—
60.	Tax liabilities	3,148	10	1	15	—
	a) current	3,101	10	—	15	—
	b) deferred	47	—	1	—	—
70.	Liabilities associated with assets held for sale	—	—	—	—	—
80.	Other liabilities	22,991	5,891	341	88	254
90.	Provision for statutory end-of-service payments	183	775	—	38	—
100.	Provisions for risks and charges	1,195	—	—	—	61
	a) commitments and financial guarantees	180	—	—	—	—
	b) post-employment and similar benefits	—	—	—	—	—
	c) other provisions for risks and charges	1015	—	—	—	61
110.	Capital	120,000	6,100	1,000	500	500
120.	Treasury shares (-)	—	—	—	—	—
130.	Equity instruments	—	—	—	—	—
140.	Share premium	—	3,500	—	—	—
150.	Reserves	95,893	31,501	(156)	605	7,827
160.	Revaluation reserves	89	(12)	4	—	—
170.	Profit (loss) for the year (+/-)	22,111	(339)	(548)	47	(544)
TOTAL LIABILITIES AND NET EQUITY		3,156,742	48,488	716	1,416	16,209

660 | Annual Accounts and Report as at 30 June 2024

Other Financial companies (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

				SPAFID		MEDIOBANCA
				FAMILY	SPAFID	MANAGEMENT
		MBFACTA	SPAFID	OFFICE SIM	TRUST	COMPANY
		(€/000)	(€/000)	(€/000)	(€/000)	(€/000)
10.	Interest and similar income	135,331	774	2	—	—
	of which: interest income calculated according to the effective interest method	135,331	—	—	—	—
20.	Interest and similar charges	(93,902)	(28)	(3)	—	—
30.	Net interest income	41,429	746	(1)	—	—
40.	Commission income	15,356	8,417	918	910	11,414
50.	Commission expenses	(8,556)	(95)	(20)	—	—
60.	Net fee and commission	6,800	8,322	898	910	11,414
70.	Dividends and similar income	—	—	—	—	—
80.	Net trading income (expense)	(56)	—	—	—	—
90.	Net hedging income (expense)	—	—	—	—	—
100.	Gains (losses) on disposal/repurchase of:	—	—	—	—	—
	a) financial assets measured at amortized cost	—	—	—	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—	—	—	—
	c) financial liabilities	—	—	—	—	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—	—	—	—	—
	a) financial assets and liabilities designated at fair value	—	—	—	—	—
	b) other financial assets mandatorily measured at fair value	—	—	—	—	—
120.	Total revenues	48,173	9,068	897	910	11,414
130.	Net value adjustments (write-backs) for credit risk relating to:	700	29	(35)	—	—
	a) financial assets measured at amortized cost	700	29	(35)	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—	—	—	—
140.	Gains (losses) from contractual modifications without derecognition	—	—	—	—	—
150.	Net income from financial operations	48,873	9,097	862	910	11,414
160.	Administrative expenses:	(15,763)	(8,335)	(1,529)	(855)	(10,634)
	a) personnel costs	(5,961)	(4,893)	(1,015)	(242)	(1,178)
	b) other administrative expenses	(9,802)	(3,442)	(514)	(613)	(9,456)
170.	Net transfers to provisions for risks and charges	(609)	—	—	—	—
	a) commitments and guarantees issued	(109)	—	—	—	—
	b) other net provisions	(500)	—	—	—	—
180.	Net value adjustments to /write-backs of tangible assets	(239)	(271)	(25)	—	(9)
190.	Net value adjustments to /write-backs of intangible assets	—	(294)	(27)	—	—
200.	Other operating income (expense)	376	88	—	13	(1,313)
210.	Operating costs	(16,235)	(8,812)	(1,581)	(842)	(11,956)
220.	Gains (losses) on equity investments	—	(549)	—	—	—
230.	Net income from fair value measurement of tangible and intangible assets	—	—	—	—	—
240.	Goodwill write-offs	—	—	—	—	—
250.	Gains (losses) on disposal of investments	—	—	—	—	—
260.	Profit (loss) on ordinary activity before tax	32,638	(264)	(719)	68	(542)
270.	Income tax for the year on ordinary operations	(10,527)	(75)	171	(21)	(2)
280.	Profit (loss) on ordinary activities after tax	22,111	(339)	(548)	47	(544)
290.	Gains (losses) of ceded operating assets, after tax	—	—	—	—	—
300.	Profit (loss) for the year	22,111	(339)	(548)	47	(544)

Annexed tables | 661

Other Financial companies (IAS/IFRS)	continued Table B

BALANCE SHEET

		MEDIOBANCA
		SGR S.p.A
		(€/000)
ASSETS
10.	Cash and cash equivalents	8,608
20.	Financial assets measured at fair value through profit or loss	—
	a) financial assets held for trading	—
	b) financial assets designated at fair value	—
	c) other financial assets mandatorily measured at fair value	—
30.	Financial assets measured at fair value through other comprehensive income	—
40.	Financial assets measured at amortized cost	63,407
	a) due from banks	—
	b) due from financial companies	—
	c) due from customers	63,407
50.	Hedging derivatives	—
60.	Value adjustment to generic hedging financial assets (+/-)	—
70.	Equity investments	—
80.	Tangible assets	1,159
90.	Intangible assets	51
	of which:
	Goodwill	—
100.	Tax assets	28
	a) current	—
	b) prepaid	28
110.	Non-current assets and asset groups held for sale	—
120.	Other assets	6,012
TOTAL ASSETS		79,265
LIABILITIES
10.	Financial liabilities measured at amortized cost	6,715
	a) due to	6,715
	b) securities in issue	—
20.	Trading financial liabilities	—
30.	Financial liabilities designated at fair value	—
40.	Hedging derivatives	—
50.	Value adjustment to generic hedging financial liabilities (+/-)	—
60.	Tax liabilities	161
	a) current	73
	b) deferred	88
70.	Liabilities associated with assets held for sale	—
80.	Other liabilities	7,990
90.	Provision for statutory end-of-service payments	309
100.	Provisions for risks and charges	—
	a) commitments and financial guarantees	—
	b) post-employment and similar benefits	—
	c) other provisions for risks and charges	—
110.	Capital	10,330
120.	Treasury shares (-)	—
130.	Equity instruments	—
140.	Share premium	—
150.	Reserves	44,039
160.	Revaluation reserves	150
170.	Profit (loss) for the year (+/-)	9,571
TOTAL LIABILITIES AND NET EQUITY		79,265

662 | Annual Accounts and Report as at 30 June 2024

Other Financial companies (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

		MEDIOBANCA
		SGR S.p.A
		(€/000)
10.	Commission income	50,646
20.	Commission expenses	(18,956)
30.	Net fee and commission	31,690
40.	Dividends and similar income	—
50.	Interest and similar income	1,913
	of which: interest income calculated according to the effective interest method	—
60.	Interest and similar charges	(56)
70.	Net trading income (expense)	—
80.	Net hedging income (expense)	—
90.	Gains (losses) on disposal/repurchase of:	—
	a) financial assets measured at amortized cost	—
	b) financial assets measured at fair value through other comprehensive income	—
	c) financial liabilities	—
100.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—
	a) financial assets and liabilities designated at fair value	—
	b) other financial assets mandatorily measured at fair value	—
110.	Total revenues	33,547
120.	Net value adjustments (write-backs) for credit risk relating to:	(331)
	a) financial assets measured at amortized cost	(331)
	b) financial assets measured at fair value through other comprehensive income	—
130.	Net income from financial operations	33,216
140.	Administrative expenses:	(19,255)
	a) personnel costs	(10,787)
	b) other administrative expenses	(8,468)
150.	Net transfers to provisions for risks and charges	50
160.	Net value adjustments to /write-backs of tangible assets	(348)
170.	Net value adjustments to /write-backs of intangible assets	(26)
180.	Other operating income (expense)	(33)
190.	Operating costs	(19,612)
200.	Gains (losses) on equity investments	—
210.	Net income from fair value measurement of tangible and intangible assets	—
220.	Goodwill write-offs	—
230.	Gains (losses) on disposal of investments	—
240.	Profit (loss) on ordinary activities before tax	13,604
250.	Income tax for the year on ordinary operations	(4,033)
260.	Profit (loss) on ordinary activities after tax	9,571
270.	Gains (losses) of ceded operating assets, after tax	—
280.	Profit (loss) for the year	9,571

Annexed tables | 663

Other Financial companies (IAS/IFRS)	continued Table B

BALANCE SHEET

MEDIOBANCA
		COVERED BOND	QUARZO S.r.l.
		(€/000)	(€/000)
ASSETS
10.	Cash and cash equivalents	103	10
20.	Financial assets measured at fair value through profit or loss	—	—
	a) financial assets held for trading	—	—
	b) financial assets designated at fair value	—	—
	c) other financial assets mandatorily measured at fair value	—	—
30.	Financial assets measured at fair value through other comprehensive income	—	—
40.	Financial assets measured at amortized cost	—	—
	a) due from banks	—	—
	b) due from financial companies	—	—
	c) due from customers	—	—
50.	Hedging derivatives	—	—
60.	Value adjustment to generic hedging financial assets (+/-)	—	—
70.	Equity investments	—	—
80.	Tangible assets	—	—
90.	Intangible assets	—	—
of which:
	goodwill	—	—
100.	Tax assets	—	1
	a) current	—	1
	b) prepaid	—	—
110.	Non-current assets and asset groups held for sale	—	—
120.	Other assets	806	669
TOTAL ASSETS		909	680
LIABILITIES
10.	Financial liabilities measured at amortized cost	—	—
	a) due to	—	—
	b) securities in issue	—	—
20.	Trading financial liabilities	—	—
30.	Financial liabilities designated at fair value	—	—
40.	Hedging derivatives	—	—
50.	Value adjustment to generic hedging financial liabilities (+/-)	—	—
60.	Tax liabilities	—	—
	a) current	—	—
	b) deferred	—	—
70.	Liabilities associated with assets held for sale	—
80.	Other liabilities	830	667
90.	Provision for statutory end-of-service payments	—	—
100.	Provisions for risks and charges	—	—
	a) commitments and financial guarantees	—	—
	b) post-employment and similar benefits	—	—
	c) other provisions for risks and charges	—	—
110.	Capital	100	10
120.	Treasury shares (-)	—	—
130.	Equity instruments	—	—
140.	Share premium	—	—
150.	Reserves	(24)	3
160.	Revaluation reserves	—	—
170.	Profit (loss) for the year (+/-)	3	—
TOTAL LIABILITIES AND NET EQUITY		909	680

664 | Annual Accounts and Report as at 30 June 2024

Other Financial companies (IAS/IFRS)	continued Table B

PROFIT AND LOSS ACCOUNT

MEDIOBANCA
		COVERED BOND	QUARZO S.r.l.
		(€/000)	(€/000)
10.	Interest and similar income	4	—
	of which: interest income calculated according to the effective interest method	—	—
20.	Interest and similar charges	—	—
30.	Net interest income	4	—
40.	Commission income	—	—
50.	Commission expenses	—	—
60.	Net fee and commission	—	—
70.	Dividends and similar income	—	—
80.	Net trading income (expense)	—	—
90.	Net hedging income (expense)	—	—
100.	Gains (losses) on disposal/repurchase of:	—	—
	a) financial assets measured at amortized cost	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—
	c) financial liabilities	—	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—	—
	a) financial assets and liabilities designated at fair value	—	—
	b) other financial assets mandatorily measured at fair value	—	—
120.	Total revenues	4	—
130.	Net value adjustments (write-backs) for credit risk relating to:	—	—
	a) financial assets measured at amortized cost	—	—
	b) financial assets measured at fair value through other comprehensive income	—	—
140.	Gains (losses) from contractual modifications without derecognition	—	—
150.	Net income from financial operations	4	—
160.	Administrative expenses:	(78)	(242)
	a) personnel costs	—	(36)
	b) other administrative expenses	(78)	(206)
170.	Net transfers to provisions for risks and charges	—	—
	a) commitments and guarantees issued	—	—
	b) other net provisions	—	—
180.	Net value adjustments to /write-backs of tangible assets	—	—
190.	Net value adjustments to /write-backs of intangible assets	—	—
200.	Other operating income (expense)	78	244
210.	Operating costs	—	2
220.	Gains (losses) on equity investments	—	—
230.	Net income from fair value measurement of tangible and intangible assets	—	—
240.	Goodwill write-offs	—	—
250.	Gains (losses) on disposal of investments	—	—
260.	Profit (loss) on ordinary activities before tax	4	2
270.	Income tax for the year on ordinary operations	(1)	(2)
280.	Profit (loss) on ordinary activities after tax	3	—
290.	Gains (losses) of ceded operating assets, after tax	—	—
300.	Profit (loss) for the year	3	—

Annexed tables | 665

Banks	continued Table B

BALANCE SHEET

		CMB MONACO S.A.M
		31.12.2023
		(€/000)
ASSETS
10.	Cash and cash equivalents	163,805
20.	Financial assets measured at fair value through profit or loss	—
	a) financial assets held for trading	—
	b) financial assets designated at fair value	—
	c) other financial assets mandatorily measured at fair value	—
30.	Financial assets measured at fair value through other comprehensive income	976,384
40.	Financial assets measured at amortized cost	7,457,387
	a) due from banks	4,641,576
	b) due from customers	2,815,811
70.	Equity investments	55,530
80.	Tangible assets	91,892
90.	Intangible assets	19,628
100.	Tax assets	—
	a) current	—
	b) prepaid	—
110.	Non-current assets and asset groups held for sale	—
120.	Other assets	123,328
TOTAL ASSETS		8,887,954
LIABILITIES
10.	Financial liabilities measured at amortized cost	7,607,668
	a) due to banks	1,920,375
	b) due to customers	5,687,293
	c) securities in issue	—
20.	Trading financial liabilities	—
30.	Financial liabilities designated at fair value	—
40.	Hedging derivatives	—
60.	Tax liabilities	—
	a) current	—
	b) deferred	—
80.	Other liabilities	170,131
90.	Provision for statutory end-of-service payments	—
100.	Provisions for risks and charges	29,402
	a) commitments and financial guarantees	—
	b) post-employment and similar benefits	—
	c) other provisions for risks and charges	29,402
110.	Revaluation reserves	—
120.	Redeemable shares	—
130.	Equity instruments	—
140.	Reserves	907,656
150.	Share premium	4,573
160.	Capital	111,110
170.	Treasury shares (-)	—
180.	Profit (loss) for the year (+/-)	57,414
TOTAL LIABILITIES AND NET EQUITY		8,887,954

666 | Annual Accounts and Report as at 30 June 2024

Banks	Table B

PROFIT AND LOSS ACCOUNT

		CMB MONACO
		S.A.M 31.12.2023
		(€’000)
10.	Interest and similar income	314,381
	of which: interest income calculated according to the effective interest method	—
20.	Interest and similar charges	(203,834)
30.	Net interest income	110,547
40.	Commission income	72,772
50.	Commission expenses	(4,421)
60.	Net fee and commission	68,351
70.	Dividends and similar income	24
80.	Net trading income (expense)	378
90.	Net hedging income (expense)	—
100.	Gains (losses) on disposal/repurchase of:	—
	a) financial assets measured at amortized cost	—
	b) financial assets measured at fair value through other comprehensive income	—
	c) financial liabilities	—
110.	Net income from other financial assets and liabilities measured at fair value through profit or loss	—
	a) financial assets and liabilities designated at fair value
	b) other financial assets mandatorily measured at fair value
120.	Total revenues	179,300
130.	Net value adjustments (write-backs) for credit risk relating to:	(2,330)
	a) financial assets measured at amortized cost	(2,330)
	b) financial assets measured at fair value through other comprehensive income	—
140.	Gains (losses) from contractual modifications without derecognition	—
150.	Net income from financial operations	176,970
160.	Administrative expenses:	(81,836)
	a) personnel costs	(52,410)
	b) other administrative expenses	(29,426)
170.	Net transfers to provisions for risks and charges	(11,378)
	a) commitments and guarantees issued	—
	b) other net provisions	(11,378)
180.	Net value adjustments to /write-backs of tangible assets	(4,702)
190.	Net value adjustments to /write-backs of intangible assets	(11,378)
200.	Other operating expense / income	9,129
210.	Operating costs	(100,165)
220.	Gains (losses) on equity investments	—
230.	Net income from fair value measurement of tangible and intangible assets	—
240.	Goodwill write-offs	—
250.	Gains (losses) on disposal of investments	—
260.	Profit (loss) on ordinary operations before tax	76,805
270.	Income tax for the year on ordinary operations	(19,391)
280.	Profit (loss) on ordinary operations after tax	57,414
290.	Gains (losses) of ceded operating assets, after tax	—
350.	Profit (loss) for the year	57,414

Annexed tables | 667

Financial companies	Table B

BALANCE SHEET

MEDIOBANCA SECURITIES LLC ($’000)
ASSETS
10. Cash and cash equivalents	—
20. Financial assets measured at fair value through profit or loss	—
a) financial assets held for trading	—
b) financial assets designated at fair value	—
c) other financial assets mandatorily measured at fair value	—
30. Financial assets measured at fair value through other comprehensive income	—
40. Financial assets measured at amortized cost	300
a) due from banks	300
b) due from financial companies	—
c) due from customers	—
50. Hedging derivatives	—
60. Value adjustment to generic hedging financial assets (+/-)	—
70. Equity investments	—
80. Tangible assets	78
90. Intangible assets	—
of which:
goodwill	—
100. Tax assets	155
a) current	—
b) prepaid	155
110. Non-current assets and asset groups held for sale	—
120. Other assets	7,684
TOTAL ASSETS	8,217
LIABILITIES
10. Financial liabilities measured at amortized cost	37
a) due to	37
b) securities in issue	—
20. Trading financial liabilities	—
30. Financial liabilities designated at fair value	—
40. Hedging derivatives	—
50. Value adjustment to generic hedging financial liabilities (+/-)	—
60. Tax liabilities	—
a) current	—
b) deferred	—
70. Liabilities associated with assets held for sale	—
80. Other liabilities	1,889
90. Provision for statutory end-of-service payments	—
100. Provisions for risks and charges	—
a) commitments and financial guarantees	—
b) post-employment and similar benefits	—
c) other provisions for risks and charges	—
110. Capital	2,250
120. Treasury shares (-)	—
130. Equity instruments	—
140. Share premium	—
150. Reserves	4,018
160. Revaluation reserves	—
180. Profit (loss) for the year (+/-)	23
TOTAL LIABILITIES AND NET EQUITY	8,217

668 | Annual Accounts and Report as at 30 June 2024

Financial companies	Table B

PROFIT AND LOSS ACCOUNT

MEDIOBANCA SECURITIES LLC ($’000
10. Interest and similar income	—
of which: interest income calculated according to the effective interest method	—
20. Interest and similar charges	—
30. Net interest income	—
40. Commission income	2,965
50. Commission expenses	—
60. Net fee and commission	2,965
70. Dividends and similar income	165
80. Net trading income (expense)	—
90. Net hedging income (expense)	—
100. Gains (losses) on disposal/repurchase of:	—
a) financial assets measured at amortized cost	—
b) financial assets measured at fair value through other comprehensive income	—
c) financial liabilities	—
110. Net income from other financial assets and liabilities measured at fair value through profit or loss	—
a) financial assets and liabilities designated at fair value	—
b) other financial assets mandatorily measured at fair value	—
120. Total revenues	3,130
130. Net value adjustments (write-backs) for credit risk relating to:	—
a) financial assets measured at amortized cost	—
b) financial assets measured at fair value through other comprehensive income	—
140. Gains (losses) from contractual modifications without derecognition	—
150. Net income from financial operations	3,130
160. Administrative expenses:	(3,747)
a) personnel costs	(2,465)
b) other administrative expenses	(1,282)
170. Net transfers to provisions for risks and charges	—
a) commitments and guarantees issued	—
b) other net provisions	—
180. Net value adjustments to /write-backs of tangible assets	—
190. Net value adjustments to /write-backs of intangible assets	—
200. Other operating income (expense)	640
210. Operating costs	(3,107)
220. Gains (losses) on equity investments	—
230. Net income from fair value measurement of tangible and intangible assets	—
240. Goodwill write-offs	—
250. Gains (losses) on disposal of investments	—
260. Profit (loss) on ordinary activities before tax	23
270. Income tax for the year on ordinary operations	—
280. Profit (loss) on ordinary activities after tax	23
290. Gains (losses) of ceded operating assets, after tax	—
350. Profit (loss) for the year	23

Annexed Tables | 669

Financial companies	Table B

BALANCE SHEET

CMG MONACO S.A.M. 31.12.2023 (€’000)
ASSETS
10. Cash and cash equivalents	7,545
20. Financial assets measured at fair value through profit or loss	—
a) financial assets held for trading	—
b) financial assets designated at fair value	—
c) other financial assets mandatorily measured at fair value	—
30. Financial assets measured at fair value through other comprehensive income	389
40. Financial assets measured at amortized cost	—
a) due from banks	—
b) due from financial companies	—
c) due from customers	—
50. Hedging derivatives	—
60. Value adjustment to generic hedging financial assets (+/-)	—
70. Equity investments	—
80. Tangible assets	—
90. Intangible assets	—
of which:
goodwill	—
100. Tax assets	839
a) current	839
b) prepaid	—
110. Non-current assets and asset groups held for sale	—
120. Other assets	2,758
TOTAL ASSETS	11,531
LIABILITIES
10. Financial liabilities measured at amortized cost	—
a) due to	—
b) securities in issue	—
20. Trading financial liabilities	—
30. Financial liabilities designated at fair value	—
40. Hedging derivatives	—
50. Value adjustment to generic hedging financial liabilities (+/-)	—
60. Tax liabilities	—
a) current	—
b) deferred	—
70. Liabilities associated with assets held for sale	—
80. Other liabilities	10,858
90. Provision for statutory end-of-service payments	—
100. Provisions for risks and charges	—
a) commitments and financial guarantees	—
b) post-employment and similar benefits	—
c) other provisions for risks and charges	—
110. Capital	600
120. Treasury shares (-)	—
130. Equity instruments	—
140. Share premium	—
150. Reserves	58
160. Revaluation reserves	—
180. Profit (loss) for the year (+/-)	15
TOTAL LIABILITIES AND NET EQUITY	11,531

670 | Annual Accounts and Report as at 30 June 2024

Financial companies	Table B

PROFIT AND LOSS ACCOUNT

CMG MONACO S.A.M. 31.12.2023 (€’000)
10. Interest and similar income	—
of which: interest income calculated according to the effective interest method	—
20. Interest and similar charges	—
30. Net interest income	—
40. Commission income	5,917
50. Commission expenses	—
60. Net fee and commission	5,917
70. Dividends and similar income	—
80. Net trading income (expense)	—
90. Net hedging income (expense)	—
100. Gains (losses) on disposal/repurchase of:	—
a) financial assets measured at amortized cost	—
b) financial assets measured at fair value through other comprehensive income	—
c) financial liabilities	—
110. Net income from other financial assets and liabilities measured at fair value through profit or loss	—
a) financial assets and liabilities designated at fair value	—
b) other financial assets mandatorily measured at fair value	—
120. Total revenues	5,917
130. Net value adjustments (write-backs) for credit risk relating to:	—
a) financial assets measured at amortized cost	—
b) financial assets measured at fair value through other comprehensive income	—
140. Gains (losses) from contractual modifications without derecognition	—
150. Net income from financial operations	5,917
160. Administrative expenses:	(5,875)
a) personnel costs	(2,673)
b) other administrative expenses	(3,202)
170. Net transfers to provisions for risks and charges	—
a) commitments and guarantees issued	—
b) other net provisions	—
180. Net value adjustments to /write-backs of tangible assets	—
190. Net value adjustments to /write-backs of intangible assets	—
200. Other operating income (expense)	(22)
210. Operating costs	(5,897)
220. Gains (losses) on equity investments	—
230. Net income from fair value measurement of tangible and intangible assets	—
240. Goodwill write-offs	—
250. Gains (losses) on disposal of investments	—
260. Profit (loss) on ordinary activities before tax	20
270. Income tax for the year on ordinary operations	(5)
280. Profit (loss) on ordinary activities after tax	15
290. Gains (losses) of ceded operating assets, after tax	—
350. Profit (loss) for the year	15

Annexed Tables | 671

Financial companies	Table B

BALANCE SHEET

	POLUS CAPITAL MANAGEMENT GROUP LTD 31.12.2023 (£’000)	POLUS CAPITAL MANAGEMENT LTD 31.12.2023 (£’000)
ASSETS
Non-Current Assets
Intangible assets	61,915	—
Tangible assets	239	—
Equity investments	3,047	—
Total Non-Current Assets	65,201	—
Current Assets
Trade Receivables	19,684	11,517
Cash and cash equivalents	28,117	19,419
Other assets	—	—
Total Current Assets	47,801	30,936
TOTAL ASSETS	113,002	30,936
LIABILITIES
Share capital	—	13,200
Share-premium reserve	82,858	—
Legal reserve	—	—
Reserves	2,778	—
Gains (losses) carried forward	5,769	4,272
Gain/(loss) for the period	(4,863)	7,397
Total net equity	86,542	24,869
Trade and tax payables	13,703	5,067
Financial liabilities	—	1,000
Other liabilities and provisions	12,757	—
Total Current Liabilities	26,460	6,067
TOTAL LIABILITIES AND NET EQUITY	113,002	30,936

672 | Annual Accounts and Report as at 30 June 2024

Financial companies	Table B

PROFIT AND LOSS ACCOUNT

	POLUS CAPITAL MANAGEMENT GROUP LTD 31.12.2023 (£’000)	POLUS CAPITAL MANAGEMENT LTD 31.12.2023 (£’000)
Commission income	7,141	35,468
Dividends and similar income	192	—
Revenues	7,333	35,468
Administrative expenses	(5,030)	(25,923)
a) personnel costs	(4,068)	—
b) other administrative expenses	(962)	(25,923)
Other operating income (expense)	34	(107)
Net trading income (expense)	(8,099)	—
Operating income	(5,762)	9,438
Interest and similar income	235	319
Interest and similar charges	—	(100)
Profit (loss) before taxes	(5,527)	9,657
Current income tax for the year	664	(2,260)
Profit (loss) for the period	(4,863)	7,397

Annexed Tables | 673

Financial companies	Table B

BALANCE SHEET

RAM ACTIVE INVESTMENTS S.A. 31/12/2023 (CHF’000)
ASSETS
Non-Current Assets
Intangible assets	45
Tangible assets	1,024
Equity investments	3,046
Total Non-Current Assets	4,115
Current Assets
Trade Receivables	5,537
Cash and cash equivalents	6,967
Other assets	2,556
Total Current Assets	15,060
TOTAL ASSETS	19,175
LIABILITIES
Share capital	1,000
Retained earnings under articles of association	500
Treasury shares	(4,424)
Revaluation reserve	—
Legal reserve	—
Reserves	1,021
Equity instruments	500
Profit (loss) carried forward	20,248
Profit (loss) for the period	(2,940)
Total net equity	15,905
Trade payables	600
Due to Group companies	—
Tax liabilities	37
Other liabilities	2,633
Total Current Liabilities	3,270
TOTAL LIABILITIES AND NET EQUITY	19,175

674 | Annual Accounts and Report as at 30 June 2024

Financial companies	Table B

PROFIT AND LOSS ACCOUNT

RAM ACTIVE INVESTMENTS S.A. 31/12/2023 (CHF’000)
Revenues	11,196
Personnel costs	(10,016)
Other administrative expenses	(3,579)
Operating income	(2,399)
Depreciation of tangible assets and other adjustments	(196)
Interest and similar income	17
Interest and similar charges	(281)
Other non-operating income	60
Other non-operating costs	2,207
Profit (loss) before taxes	(2,799)
Current income tax for the year	(141)
Profit (loss) for the period	(2,940)

Annexed Tables | 675

Financial companies	Table B

BALANCE SHEET

	Messier et Associés S.C.A. 31/12/2023 (€’000)	Messier et Associés L.L.C. 31/12/2023 (USD ’000)
ASSETS
Non-Current Assets
Intangible assets	17,050	—
Tangible assets	1,511	—
Equity investments	1,268	—
Total Non-Current Assets	19,829	—
Current Assets
Trade Receivables	36,374	—
Cash and cash equivalents	3,413	51
Financial assets held for trading	5,544	—
Other assets	818	400
Total Current Assets	46,149	451
TOTAL ASSETS	65,978	451
LIABILITIES
Share capital	17,782	243
Treasury shares	—	—
Revaluation reserve	—	—
Legal reserve	5	—
Reserves	—	—
Equity instruments	—	—
Profit (loss) carried forward	—	7
Profit (loss) for the period	4,660	191
Total net equity	22,447	441
Due to employees	—	10
Trade receivables (current accounts)	25,555	—
Due to Group companies	—	—
Tax liabilities	13,950	—
Other liabilities	4,026	—
Total Current Liabilities	43,531	10
TOTAL LIABILITIES AND NET EQUITY	65,978	451

676 | Annual Accounts and Report as at 30 June 2024

Financial companies	Table B

PROFIT AND LOSS ACCOUNT

	Messier et Associés	Messier et Associés
	S.C.A.	L.L.C.
	31/12/2023	31/12/2023
	(€’000)	(USD’000)
Revenues	39,004	2,696
Personnel costs	(11,729)	(1,881)
Other administrative expenses	(20,846)	(624)
Operating income	6,429	191
Depreciation of tangible assets and other adjustments	—	—
Interest and similar income	165	—
Interest and similar charges	(772)	—
Foreign exchange gains (losses)	—	—
(Provisions) write-backs	160	—
Gains (losses) on disposal of equity investments	81	—
Other gains (losses)	188	—
Profit (loss) before taxes	6,251	191
Current income tax for the year	(1,591)	—
Profit (loss) for the period	4,660	191

Annexed Tables | 677

Non-financial companies	Table B

BALANCE SHEET

		Arma Partners	Arma
	Arma	Corporate	Deutschland
	Partners LLP	Finance Ltd.	Gmbh
	31/03/2024	31/03/2024	31/03/2024
	(£’000)	(£’000)	(£’000)
ASSETS
Non-Current Assets
Intangible assets	—	—	—
Tangible assets	667	—	1
Other non-current financial assets	22	—	—
Advance tax assets	689	—	1
Total Non-Current Assets
Current Assets	31,440	8,147	—
Inventories	32,494	570	32
Trade Receivables	—	—	—
Other receivables	—	565	1,655
Current tax assets	63,934	9,282	1,687
Other non-current financial assets	64,623	9,282	1,688
Cash and cash equivalents	—	—	—
Total Current Assets	667	—	1
TOTAL ASSETS	22	—	—
LIABILITIES
A) Net equity	6,200	—	25
Capital	—	—	—
Reserves	—	—	—
Share premium reserve	—	—	—
Profit (loss) carried forward	(373)	(25)	—
Legal reserve	—	—	—
Profit (loss) for the period	—	597	321
Total net equity	47,695	25	101
Non-current liabilities	53,522	597	447
Provisions for risks and charges			1,090
Provision for statutory end-of-service payments	11,101	8,685	45
Deferred tax liabilities	—	—	—
Other non-current liabilities	—	—	105
Total non-current liabilities	—	—	1
Current liabilities	11,101	8,685	1,241
Due to banks	64,623	9,282	1,688

678 | Annual Accounts and Report as at 30 June 2024

Financial companies	Table B

PROFIT AND LOSS ACCOUNT

		Arma Partners	Arma
	Arma	Corporate	Deutschland
	Partners LLP	Finance Ltd.	Gmbh
	31/03/2024	31/03/2024	31/03/2024
	(£’000)	(£’000)	(£’000)
Revenues	74,332	20,455	2,229
Personnel costs	(28,950)	(20,135)	(1,605)
Other administrative expenses	—	—	(411)
Operating income	45,382	320	213
Depreciation of tangible assets and other adjustments	(274)	—	—
Interest and similar income	2,227	—	—
Interest and similar charges	—	—	—
Foreign exchange gains (losses)	(267)	—	—
(Provisions) write-backs	—	—	—
Gains (losses) on disposal of equity investments	—	—	—
Other gains (losses)	619	(314)	(62)
Profit (loss) before taxes	47,687	6	151
Current income tax for the year	8	19	(50)
Profit (loss) for the period	47,695	25	101

Annexed Tables | 679

Non-financial companies	Table B

BALANCE SHEET

	MEDIOBANCA				CMB REAL
	INNOVATION				ESTATE
	SERVICES	MB CONTACT	COMPASS	COMPASS	DEVELOPMENT
	S.C.p.A.	SOLUTIONS	RENT	LINK	31.12.2023
	(€’000)	(€’000)	(€’000)	(€’000)	(€’000)
ASSETS
Non-Current Assets
Intangible assets	22,525	28	7	1	1,298
Tangible assets	33,499	41	120	—	—
Other non-current financial assets	—	18	—	—	—
Advance tax assets	2,220	—	7,280	2	—
Total Non-Current Assets	58,244	87	7,407	3	1,298
Current Assets
Inventories	—	—	—	—	—
Trade Receivables	19,981	356	198	1,110	72,419
Other receivables	10,874	17	5,500	93	664
Current tax assets	182	63	—	—	—
Other non-current financial assets	—	—	—	—	—
Cash and cash equivalents	233	489	861	1,100	2,598
Total Current Assets	31,270	925	6,559	2,303	75,681
TOTAL ASSETS	89,514	1,012	13,966	2,306	76,979
LIABILITIES
A) Net equity
Capital	35,000	500	400	500	75,150
Reserves	—	—	6,692	1	—
Share premium reserve	—	—	—	—	—
Profit (loss) carried forward	541	(38)	(3,231)	88	721
Legal reserve	—	—	—	11	38
Profit (loss) for the period	2	121	(1,697)	504	921
Total net equity	35,543	583	2,164	1,104	76,830
Non-current liabilities
Provisions for risks and charges	820	—	15	41	—
Provision for statutory end-of-service payments	1,489	30	40	—	—
Deferred tax liabilities	556	—	—	—	—
Other non-current liabilities	—	—	—	—	—
Total non-current liabilities	2,865	30	55	41	—
Current liabilities
Due to banks	—	—	—	—	—
Trade payables	16,771	252	1,593	1,161	149
Due to parent companies / affiliates	—	82	—	—	—
Current tax liabilities	2,072	65	—	—	—
Current financial liabilities	28,418	—	2,010	—	—
Other current liabilities	3,845	—	8,144	—	—
Total Current Liabilities	51,106	399	11,747	1,161	149
TOTAL LIABILITIES AND NET EQUITY	89,514	1,012	13,966	2,306	76,979

680 | Annual Accounts and Report as at 30 June 2024

Non-financial companies	Table B

PROFIT AND LOSS ACCOUNT

	MEDIOBANCA				CMB REAL
	INNOVATION				ESTATE
	SERVICES	MB CONTACT	COMPASS	COMPASS	DEVELOPMENT
	S.C.p.A.	SOLUTIONS	RENT	LINK	31.12.2023
	(€’000)	(€’000)	(€’000)	(€’000)	(€’000)
Revenues	157,987	2,112	3,989	7,282	1,018
Production costs	(102,647)	(1,616)	(4,697)	(6,422)	—
Employees' costs	(15,428)	(252)	(1,119)	(116)	(97)
Other operating costs	(14,627)	—	—	—	—
Sundry costs	—	—	(299)	(35)	—
Adjustments to tangible assets	(19,842)	(20)	—	(24)	—
Adjustments to intangible assets	(4,864)	—	(28)	—	—
Other writedowns	—	—	—	—	—
Writedowns of current receivables	—	—	(14)	—	—
Operating result	579	224	(2,168)	685	921
Financial gains	114	—	—	17	—
Financial expenses	(815)	—	(84)	—	—
Other gains	99	11	8	—	—
Other expenses	—	(6)	—	—	—
Profit (loss) before taxes	(23)	229	(2,244)	702	921
Fiscal gain (expense)	25	(108)	547	(198)	—
Taxes for the period	(1,854)	(108)	536	(27)	—
Deffered and advance taxes	1,879	—	11	(171)	—
Net profit (loss) for the period	2	121	(1,697)	504	921

Annexed Tables | 681

Insurance companies	Table B

BALANCE SHEET

COMPASS RE S.A. (€’000)
ASSETS
A) Amounts due from shareholders by way of unpaid amounts on capital call	—
B) Intangible assets	—
C) Investments	292,778
I) Land and buildings (total)	—
II) Investments in affiliated undertakings and participating interests	—
3) Loans to enterprises	278,778
a) belonging to parent company	—
e) other	278,778
III) Other financial investments	14,000
6) banks deposits	14,000
D) Investments for the benefit of insured parties (life)	—
E) Sundry receivables	4,804
II Receivables arising out of reinsurance operations	4,804
III Other receivables	—
F) Other assets	1,454
II Cash at bank and in hand	1,454
G) Accruals and deferrals	11,206
1. Due to interest	1,839
3. Other accruals and deferrals	9,367
TOTAL ASSETS	310,242
LIABILITIES
A) Net equity	82,443
I Share capital	15,000
IV Legal reserve	1,500
VIII Profit (loss) carried forward	32,386
IX Profit (loss) for the period	33,557
B) Subordinated liabilities	—
C) Technical reserves	216,560
I Non-life business
1. Premiums reserve	93,246
2. Claims reserve	10,083
3. Equalization reserve	113,231
D) Technical reserves where risk is borne by insured party	—
E) Provisions for risks and charges	34
2) Tax-related provisions	34
F) Deposits received from reinsurers	—
G) Accounts payable and other liabilities	10,794
VII Other payables
3. Due to social security and retirement institutions	10,794
H) Accruals and deferrals	411
3. Other accruals and deferrals	411
TOTAL LIABILITIES AND NET EQUITY	310,242

682 | Annual Accounts and Report as at 30 June 2024

Insurance companies	Table B

PROFIT AND LOSS ACCOUNT

COMPASS RE S.A. (€’000)
I) TECHNICAL ACCOUNT
Gross premiums for the year	25,654
Change in premium reserves	8,649
Total net premiums for the year	34,303
Gains arising from non-technical accounts investments	—
1) TOTAL REVENUES	34,303
Claims incurred, after reinsurance (Gross amount)	(7,465)
Change in provisions for claims (Gross amount)	(639)
Acquisition costs	(2,478)
Acquisition costs accrued to future years	(747)
Management and administration expenses	(956)
2) TOTAL COSTS	(12,285)
Change in equalization reserve	12,441
Technical-account profit (loss)	34,459
II) NON-TECHNICAL ACCOUNT
Interest income	5,231
Gains on the realisation of investments	7,745
Investment management charges	427
Interest expense	(264)
Value adjustments on investments	—
Losses on the realisation of investments	(2,367)
Underwriting profit (loss)	10,772
PROFIT (LOSS) FOR THE PERIOD BEFORE TAX	45,231
Income taxes for the period	(11,321)
Other taxes not shown under the preceding items	(353)
NET PROFIT (LOSS) FOR THE PERIOD	33,557

Annexed Tables | 683

Associate companies	Table C

BALANCE SHEET

Assicurazioni Generali S.p.A. 31.12.2023 (€’000)
ASSETS
A) Amounts due from shareholders by way of unpaid amounts on capital call	—
B) Total intangible assets	26,179
C) Investments
I) Land and buildings (total)	62,522
II) Investments in Group and other undertakings (total)	34,281,986
III) Other financial investments
1) Shares and stock units	27,396
2) Mutual fund units	3,500,896
3) Bonds and other fixed-income securities	3,140,597
4) Loans	632
6) Deposits with banks	309,144
7) Sundry financial investments	2,661
Total other financial investments	6,981,326
IV) Deposits with reinsurers	6,034,614
Total investments (C)	47,360,448
D) Investments for the benefit of life policyholders who carry the risk and deriving from pension fund management (total)	8,303
Dbis) Reinsurers’ share of technical reserves
I) Non-life business (total)	2,202,510
II) Life business (total)	680,985
Total reinsurers’ share of technical reserves (Dbis)	2,883,495
E) Accounts receivable
I) Amounts due in respect of primary insurances (total)	461,245
II) Amount due in respect of reinsurance transactions (total)	791,800
III) Other accounts receivable	1,590,628
Total accounts receivable (E)	2,843,673
F) Other assets
I) Tangible assets and inventories (total)	2,832
II) Cash (total)	729,007
IV) Other assets (total)	161,989
Total other assets (F)	893,828
G) Accrued income and deferred liabilities (total)	99,005
TOTAL ASSETS (A+B+C+D+Dbis+E+F+G)	54,114,931

684 | Annual Accounts and Report as at 30 June 2024

Associate companies	continued Table C

BALANCE SHEET

Assicurazioni Generali S,p,A, 31.12.2023 (€’000)
LIABILITIES AND SHAREHOLDERS' EQUITY
A) Net equity
I) Share capital or equivalent fund	1,592,383
II-VII) Reserves (total)	14,788,215
IX) Profit (loss) for year	1,446,281
X) Negative reserve for treasury shares in portfolio	266,912
Total net equity (A)	18,093,791
B) Subordinated liabilities	8,354,238
C) Technical reserves
I) Non-life business (total)	9,005,262
II) Life business (total)	4,041,381
Total technical reserves (C)	13,046,643
D) Technical reserves where investment risk is carried by policyholders and reserves arising from pension fund management (total)	20,124
E) Provisions for risks and charges (total)	304,945
F) Deposits received from reinsurers	665,730
G) Accounts payable and other liabilities
I) Amounts payable in respect of primary insurances	89,247
II) Amounts payable in respect of reinsurance	600,789
III) Bond issues	2,692,000
IV) Amounts payable to banks and financial institutions	976,319
VI) Loans and other debt	5,450,829
VII) Provision for statutory end-of-service payments	1,213
VIII) Other accounts payable	3,329,546
IX) Other liabilities	229,588
Total accounts payable and other liabilities (G)	13,369,531
H) Accrued liabilities and deferred income (total)	259,929
TOTAL LIABILITIES AND NET EQUITY (A+B+C+D+E+F+G+H)	54,114,931

Annexed Tables | 685

Affiliated companies	Table C

PROFIT AND LOSS ACCOUNTS (non-technical account)

Assicurazioni Generali S.p.A. 31.12.2023 (€’000)
1) Underwriting profit (loss) from non-life business	760,556
2) Underwriting profit (loss) from life business	(49,150)
3) Investment income in non-life business
a) Income from shares and stock	1,565,043
b) Other investment income (total)	202,896
c) Write-backs in book value of investments	18,218
d) Gains on disposal of investments	39,772
Total investment income in non-life business (3)	1,825,929
4) (+) Portion of investment income transferred from technical accounts of life business	596,599
5) Operating and financial expenses in non-life business
a) Investment management expenses and interest paid	8,102
b) Value adjustments to investments	45,751
c) Loss on disposal of investments	244
Total Operating and financial expenses in non-life business (5)	54,097
6) (-) Portion of investment income transferred from technical accounts of non-life business	455,574
7) Other income	374,678
8) Other expenditure	1,714,859
9) Profit (loss) on ordinary operations	1,284,082
10) Extraordinary income	41,656
11) Extraordinary expenses	30,217
12) Net extraordinary income (expenses) (10-11)	11,439
13) Earnings before tax	1,295,521
14) Taxation for the year	(150,760)
15) Profit (loss) for the year (13-14)	1,446,281

686 | Annual Accounts and Report as at 30 June 2024

Affiliated companies	Table C

BALANCE SHEET

Finanziaria Gruppo Bisazza S.r.l, 31.12.2023 (€’000)
ASSETS
B) Fixed assets:
I) Intangible	—
II) Tangible	—
III) Financial	5,528
Total B	5,528
C) Current assets:
II) Receivables:
Due within 12 months	576
Due over 12 months	—
Total receivables	576
IV) Cash and cash equivalents	341
Total C	917
TOTAL ASSETS	6,445
LIABILITIES
A) Net equity:
I) Share capital	100
II) Share-premium reserve	—
IV) Legal reserve	45
VII) Other reserves	1,513
IX) Profit (loss) for the period	4,202
Total A	5,860
D) Payables:
Due within 12 months	575
Due over 12 months	10
Total payables	585
Total D	585
TOTAL LIABILITIES AND NET EQUITY	6,445

Annexed Tables | 687

Affiliated companies	Table C

PROFIT AND LOSS ACCOUNTS (non-technical account)

Finanziaria Gruppo Bisazza S,r,l, 31.12.2023 (€’000)
A) Revenues:
Other revenues and gains
Total production value (A)	—
B) Production costs:
7) Services-related	56
14) Sundry operating expenses	5,–
Total production costs (B)	61
Difference between production value and production costs (A-B)	(61)
C) Financial gains (expenses):
15) Proceeds from investments	4,300
16) Interest and similar income	—
17) Interest and similar charges	—
Total financial gains (expenses) (C)	4,300
Profit (loss) before taxes (A - B ± C ± D)	4,239
20) Income tax for the year (current, deferred and prepaid)	37
Profit (loss) for the period	4,202

688 | Annual Accounts and Report as at 30 June 2024

Associate companies	Table C

BALANCE SHEET

Istituto Europeo di Oncologia S.r.l, 31.12.2023 (€’000)
ASSETS
A) SUBSCRIBED CAPITAL UNPAID
B) FIXED ASSETS
I - INTANGIBLE ASSETS
3) Industrial patents rights and rights to use intellectual property	—
4) Concessions, licences, trademarks, and similar rights	4,760
6) Work-in-progress and advances	762
7) Other	506
TOTAL INTANGIBLE ASSETS	6,028
II - TANGIBLE ASSETS
1) Land and buildings	28,363
2) Plants and equipment	14,959
3) Industrial and commercial machineries	50,191
4) Other goods	5,581
5) Work-in-progress and advances	18,097
TOTAL TANGIBLE ASSETS	117,191
III - FINANCIAL ASSETS
1) Investments in:
a) Subsidiary companies	60,121
d-bis) Other	672
Total investments	60,793
2) Receivables
d-bis) Other	1,054
Total receivables	1,054
3) Other securities
Total other securities	9,000
TOTAL FINANCIAL ASSETS	70,847
TOTAL FIXED ASSETS (B)	194,066
C) CURRENT ASSETS
I – INVENTORIES
1) Raw-materials, supplies, and consumables	9,670
Goods held for resale	780
TOTAL INVENTORIES	10,450
II – RECEIVABLES
1) From customers	54,788
2) From subsidiary companies	107
3) From affiliated companies	—
5-bis) Tax-related receivables	3,845
5-ter) Deferred tax asset receivables	2,842
5-quater) Other	1,155
TOTAL RECEIVABLES	62,737
III - CURRENT FINANCIAL ASSETS
6) Other securities	29,875
TOTAL CURRENT FINANCIAL ASSETS	29,875
IV - CASH AND CASH EQUIVALENTS
1) Bank and postal deposits	28,096
3) Cash in hand	78
TOTAL CASH AND CASH EQUIVALENTS	28,174
TOTAL CURRENT ASSETS (C)	131,236
D) ACCRUALS AND DEFERRALS	4,807
TOTAL ACCRUALS AND DEFERRALS (D)	4,807
TOTAL ASSETS (A + B + C + D)	330,109

Annexed Tables | 689

Affiliated companies	Table C

BALANCE SHEET

Istituto Europeo di Oncologia S.r.l, 31.12.2023 (€’000)
LIABILITIES
A) NET EQUITY
I - Capital	80,579
IV - Legal reserve	8,069
V - Reserve under the articles of association
- Provisions for research and development	51,429
IX - Profit (loss) for the period	3,685
TOTAL NET EQUITY (A)	143,762
PROVISIONS FOR RISKS AND CHARGES
- Deferred tax provisions	519
- Provisions for other risks	10,446
TOTAL PROVISIONS FOR RISKS AND CHARGES (B)	10,965
PROVISION FOR STATUTORY END-OF-SERVICE PAYMENTS (C)	5,188
D) PAYABLES
7) Trade payables	69,715
9) Payables to subsidiary companies	32,753
10) Payables to associated companies	—
12) Tax liabilities	4,258
13) Payables to social security and pension institutions	4,837
14) Other payables	22,011
TOTAL PAYABLES (D)	133,574
D) ACCRUALS AND DEFERRALS	36,620
TOTAL ACCRUALS AND DEFERRALS (D)	36,620
TOTAL LIABILITIES AND NET EQUITY (A+B+C+D+E+F+G+H)	330,109

690 | Annual Accounts and Report as at 30 June 2024

Affiliated companies	Table C

PROFIT AND LOSS ACCOUNT

Istituto Europeo di Oncologia S.r.l, 31.12.2023 (€’000)
A) PRODUCTION VALUE
1) Revenues from sales and services	241,851
5) Other gains:	48,804
- Grants received for research programmes	26,532
- Other proceeds	22,272
TOTAL PRODUCTION VALUE (A)	290,655
B) PRODUCTION COSTS	77,778
6) Raw-materials, supplies, consumables and goods for resale	63,480
7) Services	6,578
8) Leasehold goods	102,055
9) Personnel expenses:	80,896
a) Wages and salaries	16,989
b) Social security charges	4,016
c) Provision for statutory end-of-service payments	154
e) Other costs	15,139
10) Depreciation, amortization and write-downs:	2,245
a) Amortization of intangible fixed assets	11,322
b) Depreciation of tangible fixed assets	1,572
d) Write-downs of current financial assets and other liquid assets	(1,519)
11) Change in inventory of raw-materials, supplies, consumables, and goods for resale (±)	6,404
12) Contributions to provisions	17,535
14) Sundry operating expenses	287,450
TOTAL PRODUCTION COSTS (B)	77,778
DIFFERENCE BETWEEN PRODUCTION VALUE AND PRODUCTION COSTS (A - B)	3,205
C) FINANCIAL GAINS (EXPENSES)
15) Proceeds from investments
- dividends and other income from other entities	341
16) Other financial gains
d) gains other than the above
- interest on current accounts and other deposits	1,113
17) Interest and similar charges
- other	930
17-bis) Foreign exchange gains and losses (±)	(11)
TOTAL FINANCIAL GAINS (EXPENSES) (C)	513
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS
18) Write-ups of:
a) equity investments	1,043
19) Write-downs of:
a) equity investments	7
TOTAL ADJUSTMENTS (D)	1,036
PROFIT (LOSS) BEFORE TAXES (A - B +/- C +/- D +/- E)	4,754
22) Taxes for the period (current, deferred and prepaid)
- Current taxes	1,438
- Deferred and prepaid taxes	(369)
Profit (loss) for the period	3,685

Annexed Tables | 691

Associate companies	Table C

BALANCE SHEET

CLI HOLDINGS
II LTD
31.12.2023
(£’000)
ASSETS
Non-Current Assets
Intangible assets
Tangible assets	—
Equity investments	—
Total Non-Current Assets	145,400
Current Assets	145,400
Trade Receivables
Cash and cash equivalents	2,550
Other assets	252
Total Current Assets	179
TOTAL ASSETS	2,981
LIABILITIES
Share capital	—
Share-premium reserve	—
Legal reserve	—
Reserves	—
Profit (loss) carried forward	3
Profit (loss) for the period	1
Total net equity	4
Trade and tax payables	1
Financial liabilities	148,328
Other liabilities and provisions	48
Total Current Liabilities	148,377
TOTAL LIABILITIES AND NET EQUITY	148,381

692 | Annual Accounts and Report as at 30 June 2024

Affiliated companies	Table C

PROFIT AND LOSS ACCOUNT

CLI HOLDINGS
II LTD
31,12,2023
(£/000)
Commission income	16,288
Dividends and similar income	—
Revenues	16,288
Administrative expenses	(99)
a) personnel costs	(99)
b) other administrative expenses	—
Other operating income (expense)	—
Net trading income (expense)	—
Net value adjustments to /write-backs of tangible assets	—
Operating income	16,189
Interest and similar income	—
Interest and similar charges	(16,187)
Profit (loss) before taxes	2
Current income tax for the year	(1)
Profit (loss) for the period	1

Annexed Tables | 693

Associate companies	Table C

BALANCE SHEET

HEIDI PAY AG
31.12.2023
(CHF’000)
ASSETS
Non-Current Assets
Intangible assets	—
Tangible assets	3,559
Equity investments	288
Total Non-Current Assets	3,847
Current Assets
Trade Receivables	623
Cash and cash equivalents	2,012
Other assets	210
Total Current Assets	2,845
TOTAL ASSETS	6,692
LIABILITIES
Share capital	944
Share-premium reserve	9,503
Legal reserve	412
Reserves	(45)
Profit (loss) carried forward	(6,243)
Profit (loss) for the period	1,576
Total net equity	6,147
Trade and tax payables	164
Financial liabilities	—
Other liabilities and provisions	381
Total Current Liabilities	545
TOTAL LIABILITIES AND NET EQUITY	6,692

694 | Annual Accounts and Report as at 30 June 2024

Affiliated companies	Table C

PROFIT AND LOSS ACCOUNT

HEIDI PAY AG
31.12.2023
(CHF’000)
Commission income	465
Dividends and similar income	—
Revenues	465
Administrative expenses	(817)
a) personnel costs	(696)
b) other administrative expenses	(121)
Other operating income (expense)	(249)
Net trading income (expense)	(204)
Net value adjustments to /write-backs of tangible assets	2,881
Operating income	2,076
Interest and similar income	—
Interest and similar charges	(496)
Profit (loss) before taxes	1,580
Current income tax for the year	(4)
Profit (loss) for the period	1,576

Annexed Tables | 695

Entities under common control	continued Table C

BALANCE SHEET

MBSpeedUP
Limited*
31/12/2023
(€’000)
ASSETS
10. Cash and cash equivalents	—
20. Financial assets at fair value with impact taken to profit and loss	—
a) Financial assets held for trading	—
b) Financial assets designated at fair value	—
c) Other financial assets mandatorily at fair value	—
30. Financial assets at fair value with impact taken to comprehensive income	—
40. Financial assets at amortized cost	1,750
a) Due from banks	1,750
b) Due from financial companies	—
c) Due from customers	—
50. Hedging derivatives	—
60. Adjustment of hedging financial assets (+/-)	—
70. Equity investments	—
80. Property, plant and equipments	—
90. Intangible assets	—
of which:
goodwill	—
100. Tax assets	—
a) current	—
b) deferred	—
110. Assets classified as held for sale	—
120. Other assets	650
TOTAL ASSETS	2,400
LIABILITIES
10. Financial liabilities at amortized cost	—
a) Due to	—
b) titoli in circolazione	—
20. Trading financial liabilities	—
30. Financial liabilities designated at fair value	—
40. Hedging derivatives	—
50. Adjustment of hedging financial liabilities (+/-)	—
60. Tax liabilities	—
a) current	—
b) deferred	—
70. Liabilities included in disposal groups classified as held for sale	—
80. Oher liabilities	—
90. Staff severance indemnity provision	—
100. Provisions	—
a) commitments and financial guarantees	—
b) post-employment and similar benefits	—
c) other provisions	—
110. Share capital	—
120. Treasury shares (-)	—
130. Equity instruments	—
140. Share premium reserve	—
150. Reserves	2,400
160. Valuation reserves	—
170. Profit (loss) for the period	—
TOTAL LIABILITIES AND NET EQUITY	2,400

+  Pro-forma scheme as at 30 June 2024, used for the Consolidated Financial Statements preparation.

696 | Annual Accounts and Report as at 30 June 2024

Table D

FEES PAID FOR AUDITING AND SUNDRY OTHER SERVICES

(pursuant to Article 149-duodecies of Consob resolution 11971/99)

				(€m)
Type of service	Mediobanca		Group companies (*)
	Pricewaterhouse	Pricewaterhouse	Pricewaterhouse	Pricewaterhouse
	Coopers S.p.A.	Coopers S.p.A.	Coopers S.p.A.	Coopers S.p.A.
		network		network
Auditing	622	28	1,198	1,077
Certification services (**)	205	—	99	29
Other services (***)	329	—	—	—
of which: observation and analysis of the administrative/accounting internal control system	—	—	—	—
of which: other	329	—	—	—
Total	1,156	28	1,297	1,106

(*)	Group companies consolidated line-by-line.
(**)	Certification services concerning the Parent Company include fees for comfort letters on bond issue programs, activities related to the annual Basel III Pillar 3 public disclosure document and to the NFD.
(***)	The other services provided to the parent company Mediobanca S.p.A. include the fees payable in connection with the release of the comfort letters for the bond issuance programmes.

Figures shown above include the ISTAT adjustment, while do not include VAT, expenses and the supervisory fee paid to CONSOB.

Annexed Tables | 697

GLOSSARY

GLOSSARY

The definitions of some of the technical terminology and translations used in the Review of Operations and Notes to the Accounts are provided below.

Additional Tier 1 (AT1): Additional Tier 1 Capital. The AT1 category generally includes capital instruments apart from ordinary shares (which are included in common equity, see definition) which meet the regulatory requirements for inclusion in this level of own funds.

Additional Valuation Adjustment (AVA): This item represents the difference between the prudential value of an asset (or liability) and the fair value of that asset (or liability) recorded in a bank’s financial statements.

Adjusted Consolidated Net Income: Calculated as Gross Operating Profit (GOP) after Loan Loss Provisions (LLPs), minority interest and taxes. Then, it is applied a normalized taxation.

Adjusted Individual Net Income: Net profit adjusted for any extraordinary intercompany dividends.

Advanced Internal Ratings-Based (AIRB) Models: The Basel II Accord sets forth three methods for the calculation of credit risk: the Standard method, the Foundation Internal Ratings-Based (FIRB) method and the Advanced Internal Ratings-Based (AIRB) method. Using the AIRB method, a bank develops its own internal models with which to estimate the PD (Probability of Default), LGD (Loss-Given Default) and EAD (Exposure At Default) indicators necessary in order to calculate the capital requirement.

Advisory: Activity performed by a financial intermediary assisting a client in corporate finance transactions, the duties covered by which may range from preparing valuations to drawing up documents and providing general consultancy services regarding the specific transaction.

Alternative Fund, Private Equity and Hedge Fund: Alternative investments comprise a vast range of different forms of investment, including those in private equity and hedge funds:

Glossary | 699

–	Private equity investments: investments in the venture capital of companies, generally unlisted but with high growth potential and the capability to generate cash flows which are constant and stable over time;

–	Hedge funds: generic term to refer to funds which use complex and sophisticated strategies to deliver returns which are higher on average than other funds.

Amortized Cost (financial assets measured at amortized cost): This is one of the categories for financial assets and liabilities provided for in IFRS 9 (paragraph 4.1.2). A financial asset is measured at amortized cost when both the following conditions are met

–	The instrument is held according to a business model consisting of collection of the contractual cash flows (Hold to collect, see definition);

–	The contractual terms of the instrument are such that the contractual cash flows are provided at defined maturities and represent solely payments of principal and interest.

Asset and Liability Management (ALM): Integrated management of assets and liabilities to optimize allocation of resources on a risk/return basis.

Asset-Backed Securities (ABS): Financial instruments whose returns and redemptions are guaranteed by a portfolio of (collateral) assets of the issuer, exclusively allocated to satisfy the rights attached to those financial instruments.

Assets Under Administration (AUA): Assets under administration represent the market value of the aggregate of securities held by a financial institution received on deposit from its clients and managed on behalf of them. Management of such securities involves their custody, collection of interest/dividends, verifying draws for the attribution of premiums or for capital repayment, arranging repayments on behalf of the clients, and generally checking that all rights pertaining to the securities have been respected. Sums collected must then be credited to the client.

Assets Under Custody (AUC): Assets under custody represent the market value of financial instruments and securities in general (equities, bonds, government securities, shares held in mutual investment funds, etc.) in paper or dematerialized from, held by a financial institution on behalf of clients.

700 | Annual Accounts and Report as at 30 June 2024

Assets Under Management (AUM): Assets under management constitute the total market value of all funds managed by a financial institution on behalf of its clients or investors, including mutual funds, asset management in funds or securities, insurance products and funds under administration.

Backstops: Indicators used to understand whether the financial instrument has experienced a significant increase in credit risk since the date of initial recognition. For the Group, backstop indicators include the 30-days past due period and the existence of forbearance measures.

Bail-In: Procedure to resolve banking crises via the exclusive and direct involvement of the shareholders, bond holders and current account holders of the bank itself with deposits of over €100,000. In 2016, this procedure (Directive (EU) 2014/59, referred to as BRRD) replaced the so-called bail-out procedure (rescue through the use of public resources). The basic principle underpinning the bail-in procedure is “no creditor worse off” (NCWO), i.e. no shareholder, current account holder or creditor should incur greater losses than they would have incurred if the institution had been wound up under normal insolvency proceedings.

Banking Book: The banking book consists of proprietary financial assets held for purposes other than short-term trading.

Bank Recovery and Resolution (BRRD) Directive: This directive introduces harmonized rules in all EU Countries to prevent and manage crises at credit institutions and investment firms. The BRRD confers on the authorities powers and instruments in order for them to be able to: plan management of the crisis; intervene in good time before the crisis fully occurs; and manage the “resolution” stages in optimal fashion.

Basel Accords: Guidelines on capital requirements for banks, compiled by the Basel Committee with a view to establishing standard, harmonized regulation of banking supervision at supranational level. The first accord published by the Basel Committee was in 1988, and introduced a set of minimum capital requirements for banks to reduce credit and market risk deriving from the possibility of assets losing their value excessively.

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a)	Basel II: The short name given to the document entitled International Convergence of Capital Measurement and Capital Standards signed in Basel in 2004 which came into force in 2008.

b)	Basel III: This name refers to the new prudential requirements introduced at European level by the CRD IV/CRR package (see definition).

c)	Basel IV: New regulatory framework which includes a revision of Basel III provisions and standards; it will enter into force by different stages.

Basel Committee on Banking Supervision (BCBS): This is the central body for the international harmonization of banking regulations and acts as a platform for cooperation on banking supervision issues. Its mandate is to strengthen banking supervision, thereby promoting financial stability.

Basic Indicator Approach (BIA): This is a set of operational risk measurement techniques contained in the Basel II rules on the capital adequacy of banking institutions.

Benchmark Test: A qualitative and quantitative analysis, to be carried out to verify whether the conditions of the SPPI test (see definition) are met, according to paragraphs B4.1.9Aff. of IFRS 9 standard; it regards those financial instruments which show an interest rate mismatch between the duration and the interest rate, thus for them it results in a modified remuneration related to the time value of money. In order to carry out the benchmark test, a hypothetical instrument is considered (the “benchmark” instrument), identical to the instrument for which the test is carried out apart from the characteristic which modifies the interest rate. Then, it is necessary to compare the undiscounted contractual cash flows of the instrument subject of the analysis with those of the benchmark instrument; the SPPI test is considered not to be met, whether the difference arising is significant.

Beta (ß): Indicator representing the correlation between the expected return on an equity instrument and the overall return on the benchmark market. Beta can show readings which are above zero (positive correlation) or below zero (negative correlation). It is used in the Capital Asset Pricing Model (see definition).

Bid-Ask Spread: Margin between the price at which an intermediary commits to sell stocks (“ask”; letter) and the price at which it commits to buy them (“bid”; cash). On the interbank market this takes the form of the margin between the

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interest rate at which funds are offered on a given maturity (letter) and the rate at which the funds are requested on the same maturity (cash).

Book Value Per Share (BVPS): Book Value of net equity defines the net value of a company or asset according to its financial status. For companies, it consists in the total value of tangible assets minus liabilities.

Business Combination: A business combination comprises a set of assets or accounts which jointly may serve for the performance of an economic activity.

Business Model: The business model regards the way in which an entity manages its financial assets in order to generate cash flows (that is, it determines whether the cash flows derive from collection of cash flows stipulated contractually, from the sale of financial assets, or from both). The business model is not defined for individual assets but on the basis of like-for-like portfolios of assets. The classification of financial assets is based on the business model concept. Three types of business model are contemplated: Hold to collect, Hold to collect and sell, and Other.

Capital Absorption: Absorbed capital is the amount of capital which the Group has to hold in order to cover potential losses and which is needed to support its business activities and the positions held. It consists of regulatory capital plus internal capital. Regulatory capital is obtained by multiplying risk- weighted assets by the target Common Equity Tier 1 ratio. Internal capital is obtained from the sum of economic capital estimated internally to cover the Pillar I and Pillar II (see Basel Accords) risks to which the Bank is exposed.

Capital Asset Pricing Model (CAPM): Mathematical model used to determine the price of a security based on its riskiness, as expressed by beta (see definition).

Capital Requirement Directive (CRD): Directives (EU) 2006/48 and 2006/49, transposed by the Bank of Italy in its circular no. 263/06 as amended, which introduced the decisions taken as part of the Basel III agreements (see definition) to the European regulatory framework. The CRD IV package in particular supersedes the foregoing Directives, and consists of Directive (EU) 2013/36 on access to the activity of credit institutions and the prudential supervision, and Regulation (EU) 575/2013 on prudential requirements, transposed by the Bank of Italy in its circular no. 285 of 17 December 2013 as amended.

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Capital Requirement Regulation (CRR/CRR2): Regulation (EU) 575/2013, and subsequent updates, on prudential requirements for credit institutions and investment firms. The regulation was adopted in response to the financial crisis which broke out in 2007, and is intended to reduce the likelihood of financial institutions failing by increasing their equity, reducing their exposure to risk and reducing the financial leverage used by them.

Cash Flow Hedge: One of the types of contract permitted under IFRS 9 to neutralize the exposure to changes in future cash flows attributable to particular risks associated with given balance-sheet items.

Cash-Generating Unit (CGU): According to the definition provided in IAS 36, paragraph 6, a cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The notion of CGU is used in the impairment test procedure (see definition).

Certificates: Certificates are financial instruments which in contractual terms are equivalent to derivatives with an option component, and which replicate the performance of an underlying asset. In acquiring a certificate the investor obtains the right to receive a sum linked to the value of the underlying instrument at a given date.

Collateralized Debt Obligation (CDO): CDOs are fixed-income securities which have a portfolio of bonds, loans and other debt instruments as their collateral.

Collateralized Loan Obligation (CLO): A particular type of CDO (see definition), in which the collateral is made up by receivables.

Commercial Paper: Short-term financing instrument with duration generally of one year or less.

Common Equity: Common equity consists of the highest-quality components of a Bank’s capital, such as: ordinary shares in issue, every share premium (for ordinary shares), retained earnings, and every adjustment or prudential filter (see definition) applied to the foregoing categories for regulatory or supervisory purposes.

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Common Equity Tier 1 (CET1) ratio: The CET1 ratio is the ratio of a bank’s core equity capital to its total risk-weighted assets or RWAs (see definition).

Compound Annual Growth Rate (CAGR): Annual compound growth rate of an investment over a given period of time.

Contingency Funding Plan: Set of operating procedures developed internally by a bank in order to manage liquidity crisis (short-term and/or medium-/long-term).

Contractual Service Margin (CSM): Under the new IFRS 17 standard, this item represents gains not yet realized from a group of contracts which will be recognized during the period of the insurance coverage.

Corporate Exposures: Class of credit exposures to companies which include also the following categories:

– Exposures to SMEs;

– Leveraged finance (see definition);

– Specialized lending.

Corporate Sustainability Reporting Directive (CSRD): The Corporate Sustainability Reporting Directive is a new EU law that lays down stricter requirements for the preparation of companies’ sustainability reports. It amends the NFRD Directive on disclosure of non-financial information and aims to increase the transparency and comparability of information on the environmental, social and governance (ESG) performance of companies. It provides for the introduction of a specific section within the Report on Operations (Financial Disclosure) dedicated to sustainability and adhering to the EFRAG sustainability principles that will replace the current non-financial reporting.

Cost/Income Ratio: Operating costs (i.e. labour costs, overheads, administrative expenses and depreciation/amortization) as a percentage of total revenues.

Cost of Risk (CoR): Ratio between loan loss provisions and average net volumes of loans to customers.

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Counterbalancing Capacity (CBC): This is defined as the total liquidity reserves from which potential cash flows to meet expected or unexpected cash demands may arise. CBC is compared to cumulative net cash flow to monitor short-term liquidity management.

Covenants: Covenants are contractual clauses which entitle the lender to renegotiate or revoke credit upon the occurrence of certain events defined in said clauses, the purpose of which being to formalize the undertakings entered into by the lender in terms of management and earnings/financial performance, and at the same time provide an instrument with which to record any differences relative to expectations to be noted.

Covered Bonds: Covered bonds are debt securities covered by assets that, in the event of failure by the issuer, serve to meet the claims of the bond-holders on a priority basis.

Credit Conversion Factor (CCF): Percentage applied to convert an off-balance-sheet exposure (e.g. a guarantee) into its equivalent balance-sheet amount. This factor is applied in the procedure used to calculate the EAD (see definition).

Credit Default Swap (CDS): Derivative contract whereby one party (the protection seller) undertakes, in return for payment of an amount of money, to pay another party (the protection buyer) an agreed amount if a given event occurs in relation to the deterioration in the credit of a third counterparty or reference entity.

Credit Risk Mitigation (CRM): Set of techniques, ancillary contracts to credit or other instruments (such as financial assets and guarantees) which enables a reduction in the capital requirements to cover credit risk.

Credit Risk Stage: Credit risk stage refers to the classification of financial assets valued at FVOCI or at amortized cost, commitments to disburse funds and financial guarantees issued subject to the impairment rules of IFRS 9 according to changes in their credit risk (paragraph 5.5 of IFRS 9). There are three risk stages:

a)	Stage 1 comprises:

a. Credit exposures originated or acquired;

b. Exposures with no significant increase in credit risk compared to their initial recognition;

c. Exposures subject to the low credit risk exemption.

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b)	Stage 2: significant increase in credit risk compared to initial recognition;

c)	Stage 3: impaired exposures.

Credit Value Adjustment (CVA): The adjustment of a portfolio’s value to incorporate the counterparty credit risk into transaction prices. CVA has been explicitly introduced by the Basel III framework, and is mainly applied to over- the-counter (OTC) derivatives, i.e. derivatives not subject to specific regulations.

Debt Valuation Adjustment (DVA): This indicator reflects the credit risk incurred by a bank that has entered into a contract; it is often considered as the opposite of Credit Valuation Adjustment (CVA), that is, the DVA of a bank is the CVA of its counterparty. It mainly applies to unsecured derivative liabilities and reflects the benefit that a bank would derive from a deterioration in its credit quality.

Default: The condition, either expected or already occurred, of failing to repay a debt.

Deposit Guarantee Scheme (DGS): The DGS (Directive (EU) 2014/49) operate at national level, financed by the national credit institutions, and their principal aim is to ensure repayment of a share of bank deposits. Currently two such schemes operate in Italy: the FITD (see definition) and the FGD (Fondo di garanzia dei Depositanti del Credito Cooperativo). At the EU level, the third pillar of the European banking union, referred to as EDIS, aimed at creating a single fund (Deposit Insurance Fund, DIF) into which the resources of the various national DGS will flow, is in the process of being created.

Direct Funding (retail): Cash amounts due to customers, resident or otherwise, in respect of sight or term deposits or with notice, current accounts, bonds, certificates of deposits, repos and subordinated liabilities. The definition does not include amounts due to other banks, third-party funds held under administration (received from governments, regions or public institutions), liabilities in respect of bankers’ drafts and other securities.

Discounted Cash Flow Model: This is a valuation method, alternative to the Dividend Discount Model (see definition), suited for those companies which do not have to comply with capital strength requirements, and based on the assumption that the value of asset depends on cash flows generated by the asset, by the time horizon and by their riskiness. Also in this valuation model, cash flows are discounted using the Ke rate (determined pursuant to the CAPM

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methodology, see definition) over a time horizon forecast by the company into its plans and budgets, and taking also into account a terminal value obtained by using a constant growth rate “g”.

Dividend Discount Model, Excess Capital version: This model is used in order to estimate the intrinsic value of a share based on the sum of its future dividends discounted back to their present value: in this version the dividend flows, taking into account the minimum capital limits set by the regulatory authorities, are discounted back using the cost of own capital Ke (calculated according to the CAPM method (see definition)) as the discount rate, while the period of time consists of the first years of explicit estimates and the terminal value (calculated via the capitalization at constant perpetual growth rate g).

Dividend per Share (DPS): This indicator is used by investors to evaluate the performance of an investment in stocks. DPS is calculated by dividing the total dividend amount by the number of shares in issue.

Do No Significant Harm (DNSH): The DNSH Principle is a European environmental policy principle that requires avoiding or minimizing any significant harm caused by human activities to the environment. It is a central principle of the EU National Recovery and Resilience Plan, which aims to ensure the environmental sustainability of funded projects, acting as a fundamental pillar to guide responsible investments.

Duration: Duration is a synthetic indicator of the interest rate risk of a bond, as bond prices have an inverse relation to interest rates. It is defined as the average maturity of expected cash flows, weighted by the contribution which the present value of each cash flow makes to the price. Duration is expressed in years.

Earnings per share (EPS): The ratio between the net income and the average number of shares outstanding during the period, possibly adjusted for taking into account potential equity instruments such as options and convertible bonds.

Effective Interest Rate: The rate of interest which renders the discounted value of future cash flows deriving from the loan or receivable by way of principal and interest equal to the amount disbursed, including costs/income attributable to the loan. This method of accounting enables the effect of the costs/income to be distributed over the expected outstanding life of the loan.

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Embedded Derivative: An embedded derivative is a component of a hybrid security that is embedded in a non-derivative instrument (or “host”), and cannot be stripped out from its host. For an embedded derivative to be defined as such, a portion of the cash flows from the host contract must vary in relation to changes in an external variable (such as an interest rate, credit rating, the price of a commodity, or some other).

ENCORE methodology: it is a tool helping financial institutions to define their exposures to risks related to nature and to understand their connections and impacts on the environmental capital. The latter represents the value of natural resources and services provided by ecosystems that are essential to life and economy.

Environmental, Social, Governance (ESG): The definition indicates non-financial criteria used to assess and measure the environmental, social and governance impact of corporations. Considering these parameters, it is also possible to rank corporations according to their degree of adaptation to these criteria.

Euro Interbank Offered Rate (EURIBOR): This means the short-term interbank rate, calculated on a daily basis, at which the most important banks exchange among them euro-denominated funds.

Euro OverNight Index Average (EONIA): Interest rate applied to interbank loans denominated in Euros with a duration of one day (overnight), calculated daily as the weighted average of lending transactions undertaken by a sample of banks with high credit standing selected on a regular basis by the European Banking Federation.

Euro Short-Term Rate: This rate measures the cost of wholesale unsecured one-day funding for a sample of banks in the Euro area. The rate is calculated based on data collected as part of the Money Market Statistical Reporting (MMSR), introduced in 2016 for all money market transactions carried out by the largest banks in the Euro area.

European Banking Authority (EBA): The EBA is an independent regulatory agency of the European Union set up in 2011 and forming part of the European System of Financial Supervisors (ESFS, a group of authorities and supervisors which since 2008 has constituted the new European micro- and macro- prudential supervisory framework). The EBA has the objective of ensuring an effective and uniform level of regulation and prudential supervision in the European banking

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sector, thereby ensuring financial stability within the EU and guaranteeing the integrity, efficiency and proper functioning of the banking.

European Securities and Markets Authority (ESMA): ESMA is a European Union institution which is responsible for supervising the functioning of financial markets in Europe, ensuring the stability of the EU financial system and safeguarding its integrity, transparency and proper functioning, and strengthening investor protection.

European Single Electronic Format (ESEF): This acronym indicates the name of the new harmonized reporting format across the entire EU.

European Sustainability Reporting Standards (ESRS): The ESRS are the new European standards for corporate sustainability reporting, adopted by the European Commission on a final basis in July 2023. They were drafted by the advisory body called European Financial Reporting Advisory Group (EFRAG) and define the methods, general requirements and disclosure obligations that companies should fulfil for the purpose of ESG sustainability reporting. In addition to two general standards, the new ESRS reporting standards comprise ten topical standards relating to the environment (five), social responsibility (four) and governance (one).

European Systemic Risk Board (ESRB): European committee for systemic risk which is part of the European System of Financial Supervision. It is tasked with the macro-prudential oversight of the financial system within the European Union and is responsible for preventing and mitigating systemic risks that could originate within the European financial system.

Expected Loss: The expected loss is an estimate of the loss which a bank expects to incur in respect of a position or of a portfolio of assets. This amount, which by definition is predictable, in practice does not constitute a concrete risk for the Bank, and is already considered to be a component of the cost to be debited to the client when the interest rate is finalized in the loan contract.

Expected Shortfall: The expected shortfall represents the expected amount of losses over and above the VaR limit (see definition).

Exposure At Default (EAD): The amount to which the bank is exposed at the point in time upon the default of an obligor.

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Extensible Business Reporting Language (XBRL): This is an XML-based language, mainly used for the electronic communication and exchange of accounting and financial information.

Extensible HyperText Markup Language (XHTML): This is a markup language based on the HTML 4.01 format. XHTML ensures the structuring and semantic markup of content in documents, such as text, images and hyperlinks.

External Credit Assessment Institution (ECAI): Third-party agency in charge of assessing credit risk.

Fair Value: Fair value is the price at which an asset (or liability) can be traded (or paid off) in a free transaction between conscious and willing parties.

Fair Value Hedge: Type of hedge provided for by IFRS 9 to neutralize exposure to changes in a balance-sheet item’s fair value.

Fair Value Option (FVO): An FVO is an option for classifying a financial instrument. By exercising this option a non-derivative instrument not held for trading purposes may also be recognized at fair value through being recorded in the profit and loss account.

Fair Value through Other Comprehensive Income (FVOCI): FVOCI is one of the methods used for classifying financial assets contemplated by IFRS 9 (paragraph 4.1.2A). A financial asset must be recognized at FVOCI when all the following conditions are met:

–	The asset is held according to a business model, the objective of which involves both collecting contractual cash flows and selling the financial asset (Hold to collect and sell; see definition);

–	The contractual terms of the asset are such that at given dates, the cash flows consist solely of payments of principal and interest on the principal amount for repayment.

Fair Value Through Profit or Loss (FVTPL): FVTPL is one of the methods used for classifying financial assets contemplated by IFRS 9 (paragraph 4.1.4). It is a residual category, given that assets are measured as FVTPL only if they do not meet the criteria for being recognized at amortized cost: it is not an instrument which pays only principal and interest and which is held for purposes other than

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the collection of contractual cash flows (e.g. for trading purposes). This category includes instruments for which the entity has chosen to apply the fair value option (see definition), derivative instruments and those which fail the SPPI test.

Fairness/Legal opinion: This means an opinion, given at request, by professionals of sure and certain competence and professionalism, in order to ensure the correctness of economic conditions and/or of the legitimacy and/or of technical aspects of a certain operation at a certain moment.

Financial Reporting Standards (FINREP): A document issued by the CEBS (Committee of European Banking Supervisors), a body which provides advisory services to the European Commission on banking regulations. The CEBS also promotes co-operation and convergence of regulatory practices within the European Union. In 2011 the EBA (European Banking Authority – see definition) began to define harmonized supervisory reporting schemes with statistical content. FINREP itself came into force in 2014.

Financial Stability Board (FSB): An international body (set up following the G20 London summit in April 2009) to monitor and supervise the global financial system. Its mission is to promote international financial stability through extended co-ordination of national financial authorities and other global standard-setters.

First-Time Adoption (FTA): Governed by IFRS 1, FTA refers to entities applying IAS/IFRS for the first time and also in the event of material changes in standards already adopted. With reference to IFRS 9 coming into force, first adopters must provide adequate disclosure of the effects of applying the standard to allow users of financial statements to understand the impact on the entity’s financial situation and net equity. First adopters are exempted from providing comparative information.

Fondo Interbancario di Tutela dei Depositi (FITD): This is the fund to which Italian banks contribute to guarantee depositors up to the limits provided (€100,000). The Fund intervenes on the Bank of Italy’s authorization in cases of insolvency or extraordinary administration; participant banks pay funds in after the crisis has occurred, at the Fund’s request.

Forborne Exposures: Forborne exposures are defined as debt contracts in which concessions have been granted to a borrower which is in, or is shortly to find itself in, a situation where it is unable to meet its financial commitments (referred

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to as “financial difficulties”). This situation may apply to both performing and non-performing contracts.

Forward-looking information: According to the new impairment model introduced by IFRS 9, writedowns must be recorded on the basis of expected future losses in value which have not occurred yet. These expectations must incorporate forward-looking information, to anticipate the effects of possible future loss events. The expected loss calculation model applied for the Mediobanca Group considers three possible macroeconomic scenarios (baseline, mild-positive and mild-negative) which impact on PD (see definition) and LGD (see definition), including any sale scenarios where the Group’s NPL strategy (see definition) envisages the possibility of recovering the loss through sale on the market.

Foundation Internal Rating-Based (FIRB) Models: This is one of the three methods used to calculate credit risk under Basel II. Unlike the AIRB model (see definition), with the FIRB model the Bank only estimates PD internally, and uses regulatory values for the other parameters (LGD and EAD) needed to calculate the capital requirement.

Funding: Sourcing in various forms of the funds required to perform a corporate activity or particular financial transactions.

Funds Transfer Pricing (FTP): FTP is the rate to which each branch of the Institution resells the gathered funds to the central treasury; mirror-like it can also be the rate to which branches buy funds required to finance their own loans. FTP scheme aims to rebalance the profitability among each branch/area of the Institution, rebalancing both funding and loans rates.

Futures: Standardized contracts with which the parties undertake to exchange currencies, securities or assets at an agreed price on a future date. Future contracts are traded on regulated markets, where their execution is guaranteed.

Global Systemically Important Banks (G-SIBs): These are larger banks which as such are subject to stricter or additional requisites and specific methods of supervision.

Global Systematically Important Institutions (G-SIIs): This term refers to the Bank of Italy’s annual identification of Italian financial institutions that have a global systemic importance.

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Goodwill: Goodwill is defined as the surplus in the purchase price over and above net equity (obtained as the difference between acquired assets and assumed liabilities, both valued at fair value) at the acquisition date. Goodwill is thus the premium which a buyer pays in view of future economic benefits deriving from synergies or intangible assets which cannot be recorded separately.

Grand-fathering: In general terms, grand-fathering refers to any clause in a new regulation that exempts facts or behaviour put in place prior to the said regulation coming into force from application of the new provisions.

Greenhouse Gases (GHG): The term GHG refers to emissions that are generated by human activities and are characterized by a particular aspect: they “trap” heat in the atmosphere causing the so-called “greenhouse effect”, which is the origin of the increase in average global temperature.

Harmonized Mutual Funds: Mutual funds covered by the provisions of Directive (EEC) 1985/611, as amended, which are open-ended, allow stock units to be offered to the public and have certain limits on investments, one of which is the obligation, among other things, to primarily invest in listed financial instruments.

Hold to Collect: A business model whose objective is to hold the financial assets for the purpose of collecting its contractual cash flows. Assets treated according to this model must undergo an SPPI test (see definition), and if they pass it, are recognized at amortized cost (see definition).

Hold to Collect and Sell: A business model whose objective is both to collect contractual cash flows and to sell the instrument. This business model should not be confused with the held for trading model, whereby assets are acquired chiefly for the purpose of selling them in a short period of time. Assets treated according to this model must undergo an SPPI test (see definition), and if they pass it, are recognized at FVOCI (see definition).

Impairment Test: Test aimed at checking the book value of each financial assets: in case of a permanent reduction in the value, the value of the assets should be reduced (with impact taken to profit and loss). This test should take place once a year both for intangible assets with indefinite life and for goodwill originated by a business combination (see definition); in all other cases, the entity should check, at the end of each reporting date, whether there are evidences of permanent reduction in value.

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Indirect Funding: Equities and other value items not issued by the deposit bank but received by it to hold as a deposit under custody, administration or in connection with asset management activity. For purposes of financial reporting, the category consists of: Assets Under Management (see definition); Assets Under Custody; and Assets Under Administration (see definition): i.e. the sum of funds under administration (shares, bonds, mutual funds and government securities) and funds under management (policies, insurances and pension schemes).

Inline eXtensible Business Reporting Language (iXBRL): This is the evolution of the XBRL language. It enables inserting an XBRL document into an HTML document so that it can be viewed in Web browsers with the typical HTML formatting.

Interest Rate Swap (IRS): A contract which falls within the category of derivative contracts, and in particular that of swaps, in which counterparties exchange streams of payments which may or may not be indexed to interest rates calculated based on a notional benchmark capital.

Internal Capital Adequacy Assessment Process (ICAAP): Pillar II of the Basel Accord requires all intermediaries to put in place a process for ongoing assessment of the adequacy of their internal capital (ICAAP). The process must be formalized, documented and approved by the relevant bodies and submitted to internal review on a regular basis.

Internal Dealing: Trades involving the shares of issuers listed in Italy or elsewhere which are executed by “relevant parties” of the issuer itself or by persons closely related to them. The subject is governed by the Italian Banking Act and by CONSOB, with the parties involved being obliged to make disclosure to the market in timely fashion of any purchase or sale of securities in their company.

Internal Liquidity Adequacy Assessment Process (ILAAP): Directive (EU) 2013/36 stipulates that all intermediaries must put in place sound strategies, policies, processes and systems to identify, measure, manage and monitor liquidity risk, to ensure that adequate liquidity reserves are maintained.

Internal Rating Board (IRB): Internal rating system.

International Accounting Standards Board (IASB): An independent body of experts which, as part of the IFRS (International Financial Reporting Standards)

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Foundation, has since 2001 replaced the IASC (International Accounting Standards Committee) in issuing international accounting standards. The Board is a group of independent experts with an appropriate mix of recent practical experience in setting accounting standards, in preparing, auditing, or using financial reports, and in accounting education.

International Organization of Securities Commission (IOSCO): IOSCO is the International body that brings together the world’s securities regulators and is recognized as the global standard setter for the securities sector. IOSCO develops, implements and promotes adherence to internationally recognized standards for securities regulation. It works intensively with the G20 and the Financial Stability Board (FSB) on the global regulatory reform agenda.

Investment Grade: Term used to refer to counterparties and/or bonds which are highly reliable and have received a medium/high rating (see definition), e.g. not lower than BBB- on the Standard & Poor’s scale.

Joint Venture (JV): Agreement pursuant to which two or more parties, usually companies, undertake to work together to pursue a joint project (industrial or commercial) or decide to jointly leverage their synergies, expertise or capital.

Junior: In a securitization (see definition), the junior tranche is the lowest-ranking of all securities issued, and is the first to incur the losses which may crystallize the course of recovering the underlying assets.

Key Performance Indicator (KPI): Measurable value showing how effective a company is in achieving its objectives.

Key Risk Indicator (KRI): This indicator predicts unfavourable events that might have an adverse impact on the organization. It is used to monitor changes in risk exposure levels and helps to provide early warnings to the company in order to prevent possible crises and mitigate problems in time.

Large Institution: Definition introduced by CRR2 regulation (see definition). A corporation falls under the definition of Large Institution when it meets one of the following conditions:

–	it is a G-SII;

–	it has been identified as an O-SII (systemically-important institution), according to article 131, point 1 and 3 of Directive (EU) 2013/36 (CRD, see definition);

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–	in the EU Member State it is incorporated in, it represents one of the three major corporations in terms of total assets;

–	its total assets, at individual level or (when applicable) at consolidated level, amount to or exceed at least €30bn.

Leverage Ratio: This is the ratio between Tier 1 capital and the financial leverage ratio’s overall exposure amount, including off-balance sheet assets and items.

Liquidity Coverage Ratio (LCR): This ratio has been proposed by Basel III and aims to ensure that a bank maintains an adequate level of unencumbered high-quality liquid assets that can be converted into cash to meet its liquidity needs over a 30-calendar day period during a particularly severe liquidity stress scenario specified by the supervisory authorities. It is obtained by dividing the bank’s high-quality liquid assets by their total net cash flows over a specific 30-day stress test period.

Loan To Value (LTV) Ratio: Obtained as the ratio between the loan amount granted and the value of the asset which is supposed to be bought with this amount. The LTV Ratio is commonly used by banks as an indicator of credit risk.

London InterBank Offered Rate (LIBOR): It represents a reference rate for the interbank market transactions, calculated on a daily basis by the British Bankers’ Association, and represents the rate at which most important English and European banks exchange funds with short term horizon.

Loss-Given Default (LGD): The loss that the lender incurs if the borrower defaults. In order to calculate capital requirements using the internal ratings- based method, the LGD value may be calculated using the approach set by the regulator (the FIRB method) or determined internally by the Bank using its own model (the AIRB model).

Low Credit Risk Exemption: In accordance with IFRS 9 (para. 5.5.10ff), a company can assume that for a certain instrument the credit risk has not experienced a significant increase when this instruments shows, at the reporting date, a low credit risk. This definition is met for Stage 1 exposures, which show a low insolvency risk since they can be qualified as investment grade instruments.

Macroeconomic Scenario: Description of the economic system at aggregate level, which factors in expected projections of material economic indicators.

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Mark to Market: Valuation used in the futures and options markets, whereby the value of the net position for each operator is established daily on the basis of the most recent market prices.

Markets in Financial Instruments Directive (MiFID): Directive (EC) 2004/39 (transposed into Italian law under Legislative Decree 164/07) which has the objective of creating a single market for investment services and activities across the EU. It has recently been amended by Directive (EU) 2014/65 (“MiFID II”).

Maturity: It indicates the reimbursement date or the expiring date of the instrument.

Mezzanine: In a securitization (see definition), the mezzanine tranche is the one with intermediate ranking between the junior and senior tranches.

Minimum Requirement for Own Funds and Eligible Liabilities (MREL): MREL is a requirement introduced by the BRRD Directive (see definition), the purpose of which is to ensure that the bail-in mechanism (see definition) works smoothly by increasing the Bank’s capacity to absorb losses. The MREL indicator is calculated as follows:

(Own funds + eligible liabilities) / total liabilities and own funds. New regulatory provisions require a MREL ratio of 21.85% on risk-weighted assets (RWAs, see definition) and of 5.91% on the leverage exposure.

Net Asset Value (NAV): NAV is the value assigned to a fund’s net equity: it is calculated by dividing the value of all assets, securities and liquidity held in the portfolio by the number of stock units in issue. For mutual investment NAV is calculated and disclosed at different intervals: daily for open-ended funds, monthly for closed-end funds.

Net New Money (NNM): Term used to define new sources of income obtained in a given period of time, after any writeoffs or other losses.

Net Stable Funding Ratio (NSFR): The amount of available stable funding (ASF) relative to the amount of required stable funding (RSF). The ASF is defined as the portion of equity and liabilities considered to be reliable over the time horizon considered by the NSFR, i.e. one year. The amount of RSF required for a specific bank depends on its liquidity characteristics and the outstanding maturities of the various on- and off-balance-sheet assets held by it. The ratio must remain at a level of at least 100% on an ongoing basis.

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Network for Greening the Financial System (NGFS): A global network of central banks and supervisory authorities that promotes the sharing of experiences and best practices on how to manage climate-related and environmental risks in the financial sector.

Net-Zero Banking Alliance (NZBA): Initiative launched by the United Nations Environment Programme Finance Initiative, the section of the UN Environment Programme dedicated to financial institutions. As a signatory of the Agreement, Mediobanca has undertaken the specific obligation to align its proprietary investment and lending portfolios with the goal to reach net-zero emissions by 2050, in line with the targets set by the Paris Climate Agreement.

Non-Financial Disclosure (NFD): Document, drawn up in accordance with the provisions of Article 4 of Italian Legislative Decree 254/16, which contains information on environmental, social and staff-related issues and on human rights and measures to tackle bribery and corruption, of use to provide an understanding of the activities performed by the Group, its performance, results and the impact produced by it on the social and environmental point of view.

Non-Financial Reporting Directive (NFRD): The “Non-Financial Reporting Directive (NFRD)” was drawn up for the purpose of making the social and environmental performance of large companies more transparent. The Directive sets out specific rules on the types of companies that should disclose non-financial information and the guidelines to be followed.

Non-Performing Loans (NPL): A loan whose collection is uncertain both in terms of expiry and amount of the exposure.

On-Site Inspection (OSI): Activity included in supervisory regulation carried out by different regulator (ECB, for instance) to better analyse particular aspects of the corporation under scrutiny. These inspections are carried out at the headquarter of the Bank or institution subject to the supervisory process.

Options: Derivative contracts which include the right, but not the obligation, for the option holder, by paying a premium, to acquire (call option) or sell (put option) a financial instrument at a given price (strike price) by (US-type option) or at (European-type option) a future date.

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Outsourcing: Outsourcing is when a given company process and/or corporate function held to be non-core is contracted to a supplier external to the company.

Over-The-Counter (OTC): OTC refers to markets with no contracts or standardized trading methods which are not linked to a series of regulations (admission, controls, disclosure obligations, etc.) such as those regulating official markets.

Over Time (OVT) and Point in Time (PIT): According to IFRS 15, OVT and PIT are the two possible methods by which a performance obligation (see definition) can be realized. In particular, OVT is when one of these conditions is met:

–	The client simultaneously receives and uses the benefits deriving from the entity’s performance in the process of its being made;

–	The entity’s performance creates or enhances the activity (e.g. work in progress) which the client is able to monitor in the process of its being created or enhanced; or

–	The activity created by the entity’s performance does not have an alternative use, and the entity has the enforceable right to receive payment for the performance completed to date.

If none of these conditions is met, then the PIT method is applicable.

Overlay Adjustment: The term overlay adjustment indicates a provision outside the IFRS 9 model for the purpose of calculating value adjustments on loans. As per the instructions of accounting standard IFRS 9 and the recommendations of the various competent Authorities (ECB, EBA and IASB), in addition to having to consider historical, current and prospective information, the quantification of expected losses admits the possibility of using post-business model adjustments (referred to as “post-model overlays or adjustments”), if the models are unable to fully reflect the effects of the Covid-19 crisis, and related government support measures.

Past due: This definition includes exposures, other than those classified as non-performing or unlikely to pay, which at the reference date have expired and/or are more than 90 days past due and which exceed a given materiality threshold. This limit is established with reference either to each individual borrower, or for retail exposures only, for each individual transaction.

Payout Ratio: The payout ratio is the percentage of net profit distributed to shareholders in the form of a dividend. This share depends chiefly on the company’s need to retain earnings in order to finance its own activities and the returns expected by the shareholders on their investment.

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Performance Obligation: Definition laid down in IFRS 15, which indicates: “a commitment to deliver:

–	A distinct good or service (or a combination of both) to a customer; or

–	A series of distinct goods/services which are substantially similar and which follow the same transfer method to the client”.

Performance Shares: In share-based payment schemes, performance shares are shares in the company itself which are granted to certain categories of staff contingent upon previously defined performance objectives being met.

Pillar III: Disclosure document that came into force under Regulation (EU) 575/2013 (CRR, see definition) which introduces into European Union the bank supervisory rules of Basel Committee (see definition) known as “Basel 3”. This includes both capital adequacy (Pillar I) and disclosure to the public (Pillar III). These disclosures enable market operators to make a more accurate assessment of banks’ capital solidity and exposure to risks.

Plain Vanilla (derivatives): Plain vanilla derivatives are the simplest and least complex form of derivative instrument. The prices of such products depend on the price of their underlying instrument which is listed on regulated markets.

Pricing: In a broad sense, pricing generally refers to methods for calculating the yields and/or costs of products and services offered by the Bank. In a narrower sense, it refers to the process of calculating the price of a financial asset.

Principal Adverse Impact (PAI): These are material adverse effects, or effects that could be material, on sustainability factors caused, worsened by or directly linked to investment decisions made or advice given by a legal entity. The European authorities have identified 64 PAI indicators. Financial intermediaries are required to provide a report (“mandatory disclosure”) on 18 of them, while they may make disclosures on a voluntary basis on the other 46 indicators.

Principles for Responsible Banking (PRB): Six free commitments launched during the United Nations general Assembly of September 2019 which, - within the political and institutional framework of the Paris Accords and Agenda 2030 for Sustainable Development - propose to integrate socio-environmental issues into the banking sector, incentivizing banks to set sustainable development goals and promoting the measurement of the impacts of banking activities on people and the planet.

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Probability of Default (PD): PD expresses the likelihood of a counterparty being unable to fully repay a loan at its expiry. The probability of the borrower defaulting within one year is estimated and a rating assigned to the counterparty accordingly.

Provisioning (loans): This term refers to transfer to provisions made in order to cover the expected credit loss. In particular:

–	if at the reporting date there is no significant increase in the financial asset credit risk since its initial recognition, the corresponding provision should be valued for 12-months expected losses;

–	if at the reporting date there is a significant increase in the financial asset credit risk since its initial recognition, the corresponding provision should be valued for its lifetime expected losses.

Prudential Filters: These are adjustments made to accounting items in calculating regulatory capital, with a view to safeguarding the quality of the capital and reducing the potential volatility brought about by application of IAS/IFRS.

Purchase Price Allocation (PPA): PPA refers to the process of allocating the purchase price of the assets and liabilities of an acquired entity, which must be performed by the acquiring company, within the scope of application for IFRS 3 (Business combinations).

Purchased or Originated Credit-Impaired (POCI) assets: POCI refers to financial assets that were already credit-impaired when they were purchased or originated. POCI assets are usually recognized as Stage 3 exposures.

Return On Allocated Capital (ROAC): Ratio between net profit and average capital allocated/absorbed for the period under review. In percentage form it expresses earnings capacity per unit of capital allocated/absorbed.

Return On Equity (ROE): The return on equity is a measure of the profitability of a company’s own equity, as expressed through the formula of net profit divided by average net equity for the period (excluding minority interest and dividends proposed and/or paid).

Return On Risk-Weighted Assets (RORWA): Indicator calculated as the ratio between adjusted net profit and risk-weighted assets.

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Return On Tangible Equity (ROTE): ROTE is calculated by dividing adjusted net profit by average “tangible” net equity (excluding minority interest and dividends proposed and/or paid as well as goodwill and other intangible assets).

Right-of-Use Asset (under IFRS 16): According to IFRS 16 (Appendix A) it is defined as “an asset that represents a lessee’s right to use an underlying asset for the lease term”.

Risk Adjustment (RA): Under the new standard IFRS 17, this item represents the remuneration that an entity requires in order to incur the uncertainty about the amount and timing of cash flows arising from non-financial risk during the insurance coverage period.

Risk Appetite Framework (RAF): This is an entity’s risk objective or risk propensity, understood as the level of risk (overall and/or by type) that the Bank intends to assume in order to pursue its strategic objectives before it is deemed necessary to take action to reduce such risk.

Risk-Weighted Asset (RWA): Summary of principal risk factors attributable to a given financial asset. The asset’s nominal value is “adjusted” in order to express a more accurate measurement of its value. The riskier the asset, the higher the risk-weighting assigned to it (i.e. as the risk increases, so too do RWAs).

Royalty Relief Method: This is a valuation method used for an intangible asset (such as brands or patents), which is based on the assumption that the company that owns the asset does not have to license it from a third party and therefore does not have to pay any royalties. The value of the intangible asset is equal to the net present value of all potentially payable royalties.

RWA Density: This indicator is the ratio between total risk-weighted assets (RWA) and total balance sheet assets.

Sale with Recourse: Transfer of a receivable where the selling party guarantees payment for the third party. The selling party thus guarantees both the existence of the receivable and the borrower’s solvency to the recipient.

Sale without Recourse: Transfer of a receivable without the selling party offering any guarantee in the event of the borrower not meeting its obligations. Only the existence

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of the receivable being sold is guaranteed by the selling party to the recipient, and nothing else, not even the borrower’s solvency.

Senior: In a securitization (see definition), the senior tranche is the one which ranks highest in terms of priority of remuneration and repayment.

Sensitivity Analysis: Analysis carried out in order to estimate the changes in a given indicator according to the changes in one or more of the parameters which determine it (interest rates, exchange rates, market prices etc.), in order to establish the relations between the two of them.

Servicer: Intermediary regulated by the Bank of Italy (included in the special register instituted pursuant to Article 107 of the Italian Banking Act; see definition), responsible, under the provisions of Italian Law 130/99, for checking that “securitizations are compliant with the provisions of the law and the contents of the information prospectus”, and for collecting receivables sold and the related cash and payment services.

Short term (under IFRS 16): According to para. 5 of IFRS 16, this represents one of the two cases when the lessee can decide not to apply the requirements of the principle itself. The standard states that a lessee can make use of this right if the lease has a term of 12 months or less.

Significant Bank: Regulation (EU) 1024/2013 (this regulation establishes the Single Supervisory Mechanism, see definition) states three criteria to define whether a financial institution can be considered significant (if even one of these requirements is met):

–	Total assets over €30bn;

–	The ratio between total assets and GDP of the EU state in which it resides is more than 20%, unless total assets value is below €5bn;

–	The ratio between total assets/liabilities of the institution and total assets/ liabilities of at least another EU state is more than 20%.

A financial institution is also considered to be significant when it has applied for or has received financial aid. Significant Banks are subject to direct supervision of the ECB (see definition).

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Significant Increase in Credit Risk (SICR): Pursuant to paragraph 5.5.3ff of IFRS 9, it is necessary to assess at each reporting date whether an instrument has experienced a significant increase in credit risk since the date of initial recognition. This assessment has to take into account qualitative as well as quantitative factors, typical of each facility. The granting of forbearance measures as well as the failing of the 30-days past-due period criterion are considered backstop events. Exposures showing a significant increase in credit risk at the reference date are classified into Stage2.

Single Resolution Board (SRB): The SRB is an authority which has been operational since January 2015 with the aim of bringing resolution to banking crises as part of the SRM (see definition) and the European Banking Union. The authority’s objective is the effective resolution of banks in difficulty, with minimal impact on the real economy and public finances in countries which are member states of the European Union.

Single Resolution Mechanism (SRM): The SRM is the second pillar in the process of European Banking Union. It was established pursuant to Regulation (EU) 806/2014 of 15 July 2014, and consists of two related entities: the Single Resolution Board (SRB, see definition), which is the central authority, and the Single Resolution Fund (or SRF), the supranational fund.

Società di Gestione del Risparmio (SGR): SGRs are limited companies which are authorized to provide collective and individual asset management services jointly. In particular they are authorized to set up mutual investment funds, manage mutual funds (on a proprietary basis or other parties’ instructions) and assets held as part of SICAVs, and to provide investment portfolio management services on an individual basis.

Società di Intermediazione Mobiliare (SIM): SIMs are entities which are not banks or regulated financial intermediaries which are authorized to provide investment services as defined in the Italian Finance Act (see definition). SIMs are subject to supervision by the Bank of Italy as far as regards risk management and capital solidity and to regulation by CONSOB on issues of transparency and proper conduct.

Solely Payments of Principal and Interest (SPPI) test: The SPPI test is the test required by the new IFRS 9 in order to classify financial instruments according to the business model (see definition) in which they have been categorized by the bank. The test is carried out at the initial recognition stage, and for it to be passed, the

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contractual cash flows provided for must involve only the regular interest payments and repayment of the principal amount. If the test is failed, the instrument is recognized at FVTPL (see definition).

Special Purpose Vehicle (SPV): This means a company set up to pursue specific objectives, such as to ring-fence financial risk or obtain special regulatory or tax treatment for different portfolios of financial assets. SPVs do not normally have operating or management structures of their own, but use those of the other stakeholders involved in the transaction.

Speculative Grade: Term used to refer to counterparties and/or bonds with a low rating (see definition), e.g. lower than BBB- on the Standard & Poor’s scale; bonds of this type are often referred to as high-yield bonds.

Spline: Mathematical function consisting of a series of curve arcs used to interpolate a series of points so that the resulting function is continuous and smooth.

Sponsor: The sponsor of a securitization, unlike the deal’s originator, institutes and manages the SPV used to acquire the assets to be securitized from third parties.

Spread: The spread is the difference in return, expressed in basis points, between two debt securities: such difference is usually due to the fact that the bonds belong to different rating classes, but also to considerations regarding the risk inherent in the bonds themselves. The comparison may be between debt securities of different sovereign states or issued by the same state but with different maturities, or between bonds issued by companies operating in different sectors.

Steepener: With reference to interest rates, a Steepener is a phenomenon in which the interest rate curve becomes steeper through a simultaneous decrease in short-term rates and an increase in long-term interest rates.

Stress Test: A stress test is a simulation procedure used to measure the impact of extreme market scenarios on the Bank’s total exposure to risk, to allow the Bank’s capital adequacy and liquidity profile to be assessed accordingly.

Sublease: According to IFRS 16 (Appendix A) it is “a transaction for which an underlying asset is re-leased by a lessee (‘intermediate lessor’) to a third party, and the lease (‘head lease’) between the head lessor and the lessee remains in effect”.

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Supervisory Review and Evaluation Process (SREP): SREP is the regular assessment and measurement of risks at the individual bank level. In SREP decisions, the supervisory authority can require each bank to hold additional capital and/or set qualitative requisites (known as Pillar II). SREP is performed by the Single Supervisory Mechanism, on the basis of the regulations contained in the Capital Requirement Directive (see definition).

Swap: Transaction in which cash flows are exchanged between market operators in accordance with specific contractual provisions. Such contracts may have different underlying instruments, including interest rates (the parties to such interest rates undertake to pay cash flows calculated according to different interest rates, typically one party fixed and the other floating interest rates), exchange rates, inflation and so forth.

Targeted Long-Term Refinancing Operation (T-LTRO): The T-LTRO is a non-conventional monetary policy action implemented by the European Central Bank (ECB - see definition) in order to tackle the financial crisis. Through this action, long-term liquidity is provided to banks.

Task Force on Climate-Related Financial Disclosures (TCFD): Organization created by the Financial Stability Board in 2015 to improve the dissemination of climate-related financial information for the benefit of investors, shareholders and the public. It has drafted a number of recommendations in the form of voluntary guidelines to help companies and financial institutions identify, and provide reports on, the risks, opportunities and potential financial impacts they may face due to climate change.

Tax Rate: This refers to the effective tax rate, as expressed by the ratio between income tax and profit before tax.

Taxonomy: A classification system for identifying and structuring information. ESEF uses the standard elements of the ESEF / IFRS taxonomy. The EU Taxonomy for sustainable finance is a classification system that lists environmentally-sustainable economic activities and provides an accurate definition of what can be considered as such.

Testo Unico Bancario (TUB): The Italian Banking Act, i.e. Italian Legislative Decree 385/93 as amended.

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Testo Unico dell’Intermediazione Finanziaria (TUF): The Italian Finance Act, i.e. Legislative Decree No. 58/98 (on financial intermediation, also known as “Draghi” Act), as amended.

Tier 2: Tier 2 capital is the secondary component of bank capital and consists mainly of subordinated liabilities which in turn may be split between Upper Tier 2 (bonds with an original duration of more than ten years which may be used to cover losses deriving from the entity’s operations which would make it unable to continue its activities), and Lower Tier 2 (bonds with an original duration of more than five years).

Total Capital Ratio: A capitalization ratio referring to the aggregate of constituent elements which go to make up Own Funds (Tier 1 and Tier 2). It is expressed by the ratio between total regulatory capital (i.e. Tier 1 + Tier 2 capital consisting of equity instruments other than ordinary shares meeting the regulatory requirements) and the value of RWAs (see definition).

Total Loss-Absorbing Capacity (TLAC): TLAC represents the prudential standard defined by the Financial Stability Board (see definition) in 2015. It serves the same purpose as MREL (see definition), namely, to ensure that the banks involved (G-SIBs – see definition) have sufficient securities in issue to be able to absorb losses.

Trading Book: The term “trading book” usually refers to securities or financial instruments in general which go to make up a portfolio of assets for use in trading activities.

Transaction Price: Under IFRS 15, the transaction price is “the amount to which the entity deems itself to be entitled in exchange for the transfer of the promised goods or services to the customer, excluding amounts collected on behalf of third parties”. IFRS 15 stipulates four elements that can create difficulties in its valuation: variable fees (and limits on them), contractual provision for a significant financial component, non-monetary fees, and fees to be paid to the customer.

Undertakings for Collective Investment in Transferable Securities (UCITS): As defined by the Italian Banking Act, there are two types of UCITS:

–	Mutual investment funds, i.e. vehicles which group the financial resources of numerous investors to form a single, indistinguishable equity for investment in financial assets; and

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–	SICAVs (Società d’Investimento a Capitale Variabile; or investment companies with variable capital), i.e. companies whose sole purpose is to invest their own equity, which is raised by selling their shares to the general public.

United Nations Environment Programme Finance Initiative (UNEP FI): Partnership between the United Nations Environment Programme (UNEP) and the global financial sector to encourage the financial system’s actions to align economies with sustainable development.

Unlikely to Pay (UTP): UTP is one of the categories of impaired or non-performing loans (see definition). These are exposures for which the bank thinks the borrower will be unlikely to be able to fully comply with its contractual obligations without recourse to actions such as the enforcement of collateral.

Value at Risk (VaR): Value at Risk is the maximum loss possible on a portfolio as a result of market performance, measured with a given confidence level and over a given time horizon, based on the assumption that the positions require a certain period of time to be sold.

Warrant: A warrant is a tradable instrument that entitles the holder to buy or sell fixed-income securities or shares from or to the instrument’s issuer.

Writeoff: A writeoff is an event that entails an item being deleted from the accounts when there is no longer any reasonable expectation of being able to recover the amount receivable. It may refer to the entire amount or only a portion of the receivable. An item may be written off before legal action to recover the amount has been completed, and does not necessarily imply that the company has waived its legal right to recover it.

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Mercurio GP - Milan